As filed with the U.S. Securities and Exchange Commission on May 6, 2024

Registration No. 333-278499

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO

Form F-4

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Gamehaus Holdings Inc.
(Exact name of registrant as specified in its charter)

Cayman Islands	7374	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

5th Floor, Building 2, No. 500 Shengxia Road

Pudong New District, Shanghai

The People’s Republic of China, 201210
+86-021-68815668

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168
800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 (212) 530-2206

Dan Ouyang, Esq.

K. Ronnie Li, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

Unit 2901, 29F, Tower C, Beijing Yintai Centre

No. 2 Jianguomenwai Avenue

Chaoyang District, Beijing 100022

People’s Republic of China

+86-10 6529-8300

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the Business Combination contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. Gamehaus Holdings Inc. may not issue these securities until the registration statement filed with the U.S. Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This proxy statement/prospectus does not constitute an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS, SUBJECT TO COMPLETION, DATED MAY 6, 2024

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

GOLDEN STAR ACQUISITION CORPORATION

PROSPECTUS FOR UP TO 43,178,680 CLASS A ORDINARY SHARES AND 15,598,113 CLASS B ORDINARY SHARES OF GAMEHAUS HOLDINGS INC.

References herein to “Gamehaus” refer to Gamehaus Inc., a Cayman Islands exempted company. References to “Pubco,” the issuer of all securities being registered pursuant to this registration statement, refer to Gamehaus Holdings Inc., a Cayman Islands exempted company. After the Business Combination (as defined below), Gamehaus will be the wholly owned subsidiary of Pubco.

The board of directors of Golden Star Acquisition Corporation, an exempted company incorporated in the Cayman Islands (“Golden Star” or “Purchaser”), has unanimously approved that certain Business Combination Agreement, dated as of September 16, 2023 (as may be further amended and/or amended and restated, the “Business Combination Agreement” or “BCA”), with G-Star Management Corporation, a British Virgin Islands company, in its capacity as the representative of Golden Star and the shareholders of Golden Star (the “Purchaser Representative” or the “Sponsor”) immediately prior to the Effective Time (as defined below) from and after the Closing (as defined below), Pubco, Gamehaus 1 Inc., an exempted company with limited liability incorporated in the Cayman Islands and a wholly owned subsidiary of Pubco (the “First Merger Sub”), Gamehaus 2 Inc., an exempted company with limited liability incorporated in the Cayman Islands and a wholly owned subsidiary of Pubco (the “Second Merger Sub”), and Gamehaus Inc., an exempted company with limited liability incorporated in the Cayman Islands (“Gamehaus”). Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) the First Merger Sub will merge with and into Gamehaus (the “First Merger”), with Gamehaus surviving the First Merger as a wholly owned subsidiary of Pubco and the outstanding shares of Gamehaus being converted into the right to receive shares of Pubco; and (b) the Second Merger Sub will merge with and into Golden Star (the “Second Merger,” and together with the First Merger, the “Mergers”), with Golden Star surviving the Second Merger as a wholly owned subsidiary of Pubco and the outstanding securities of Golden Star being converted into the right to receive substantially equivalent securities of Pubco (the Mergers together with the share exchange and other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Transactions” or “Business Combination”).

Consideration

Under the Business Combination Agreement, the Aggregate Merger Consideration Amount (as defined below) to be paid to the shareholders of Gamehaus is $500,000,000 and will be paid entirely in shares, comprised of newly issued Class A and Class B Ordinary Shares (as defined below) of Pubco, with each share valued at the Per Share Price (as defined below).

As a result of the Mergers, (i) each of the ordinary shares of Gamehaus that are issued and outstanding immediately prior to the First Merger Effective Time (as defined below), except for the specially designated ordinary shares of Gamehaus (the “Gamehaus Specially Designated Ordinary Shares”), will be cancelled and converted into the right to receive such number of Pubco Class A Ordinary Shares equal to the Exchange Ratio (as defined below) in accordance with the Business Combination Agreement; (ii) each Gamehaus Specially Designated Ordinary Share that is issued and outstanding immediately prior to the First Merger Effective Time will be cancelled and converted into the right to receive the number of Pubco Class B Ordinary Shares equal to the Exchange Ratio; (iii) each preferred share of Gamehaus that is issued and outstanding immediately prior to the First Merger Effective Time will be first converted into such number of ordinary shares of Gamehaus pursuant to the terms and conditions of the memorandum and articles of association of Gamehaus, as amended, and immediately thereafter such resulting ordinary shares will be converted into the right to receive such number of Pubco Class A Ordinary Shares based on the Exchange Ratio; (iv) each public or private unit of Golden Star that is issued and outstanding immediately prior to the Effective time (as defined below) shall be automatically detached and the holder thereof shall be deemed to hold one ordinary share of Golden Star and one right of Golden Star; (v) each ordinary share of Golden Star (including shares held by Golden Star’s Public Shareholders (as defined below) as well as Golden Star’s affiliates) that is issued and outstanding immediately prior to the Effective Time shall be cancelled and automatically converted into the right to receive one Pubco Class A Ordinary Share; and

(vi) each issued and outstanding Golden Star right shall be cancelled and automatically converted into two-tenths of one Pubco Class A Ordinary Share. The newly issued Pubco Class A Ordinary Shares will have the same economic terms as the newly issued Pubco Class B Ordinary Shares, except that each Pubco Class B Ordinary Share will be entitled to 15 votes per share compared with one vote per share for Pubco Class A Ordinary Shares with all Pubco Ordinary Shares (as defined below) voting together as a single class on most matters. See “Description of Pubco Securities.” Funtery Holding Limited, a British Virgin Islands company indirectly owned and controlled by Feng Xie, Gamehaus’ founder and director, will beneficially own all of the issued Pubco Class B Ordinary Shares immediately following the consummation of the Business Combination. The newly issued Pubco Class A Ordinary Shares to be received by Golden Star’s Public Shareholders and affiliates in connection with Transactions will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. Holders of Pubco Class A Ordinary Shares will not have any conversion, pre-emptive, or other subscription rights and there will be no sinking fund or redemption provisions applicable to Pubco Class A Ordinary Shares.

For the purposes of the Business Combination Agreement, the following terms have the meanings set forth below:

“Exchange Ratio” means the quotient of (i) the aggregate number of Gamehaus Merger Shares (as defined below) as of the First Merger Effective Time divided by (ii) Gamehaus Fully Diluted Shares (as defined below).

“Gamehaus Merger Shares” means a number of Pubco Ordinary Shares equal to the quotient determined by dividing (i) the Aggregate Merger Consideration Amount by (ii) the Per Share Price.

“Gamehaus Fully Diluted Shares” means the sum of (i) the aggregate number of ordinary shares of Gamehaus that are issued and outstanding as of immediately prior to the First Merger Effective Time, and (ii) the maximum number of ordinary shares of Gamehaus issuable upon full exercise, exchange, or conversion of all the preferred shares of Gamehaus, outstanding as of the First Merger Effective Time.

“Per Share Price” means the lower of (i) $10.00 (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations, and the like after the Closing) or (ii) the Redemption Price (as defined below).

“Redemption Price” means an amount equal to the price at which each share of Golden Star ordinary share is redeemed or converted pursuant to the Redemption in accordance with Golden Star’s amended and restated memorandum and articles of association (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations, and the like after the Closing).

If 5,303,393 ordinary shares of Golden Star are redeemed, which is the maximum number of ordinary shares of Golden Star that can be redeemed as of the date of this proxy statement/prospectus, Golden Star’s Public Shareholders, the Sponsor, and the Sellers (as defined below) are expected to beneficially own approximately 2.58%, 3.91%, and 93.50%, respectively, of the aggregate Ordinary Shares of Pubco and approximately 0.51%, 0.77%, and 98.72%, respectively, of the voting power of Pubco following the Closing. As such, Golden Star shareholders who do not redeem their ordinary shares of Golden Star will experience immediate and material dilution upon closing of the Business Combination. See “Interests of Golden Star’s Initial Shareholders, Directors, and Officers in the Business Combination” for more information on the securities Golden Star’s affiliates will receive in connection with the Transactions.

Prior to the consummation of the Business Combination, Mr. Feng Xie, the founder and Chairman of the Board of Directors of Gamehaus and Pubco, beneficially owns 46,839,944 ordinary shares of Gamehaus. Upon the consummation of the Business Combination, the Gamehaus ordinary shares beneficially owned by Mr. Xie, which are held through Funtery Holding Limited, will be converted into 46,839,944 Pubco Class B Ordinary Shares, representing 100% of Pubco’s issued Class B Ordinary Shares and 26.54% of the aggregate Ordinary Shares of Pubco, assuming no redemptions by Golden Star’s Public Shareholders. Pubco has a dual-class voting structure, consisting of Pubco Class A and Class B Ordinary Shares. Under this structure, holders of Pubco Class A Ordinary Shares are entitled to one vote per share, and holders of Pubco Class B Ordinary Shares are entitled to 15 votes per share. This unbalanced and disparate allocation of voting power will cause Mr. Xie, as the sole beneficial owner of Pubco Class B Ordinary Shares, to have a disparately higher concentration of voting power, representing approximately 84.42% of the aggregate voting power of Pubco Class A Ordinary Shares and Pubco Class B Ordinary Shares voting as a single class assuming no redemptions are made by the Golden Star Public Shareholders, or 86.07% of the aggregate voting power assuming 100% redemption by the Golden Star Public Shareholders of their Golden Star ordinary shares. As a result of the disparate voting power of the Pubco Class B Ordinary Shares beneficially owned by Mr. Xie, Mr. Xie will possess the ability to control Pubco’s business, including decisions regarding mergers, consolidations, and the sale of all or substantially all of its assets, the election of directors, and other significant corporate actions. Immediately following the consummation of the Business Combination, the most significant holders of Pubco Class A Ordinary Shares will be Joystick Holding Limited, True Thrive Limited, and Shanghai Yingben Investment Partnership (Limited Partnership), which will own 1.96%, 2.08%, and 1.63%, respectively, of the total voting power and 9.94%, 10.56%, and 8.28% of the aggregate equity interests of Pubco, assuming 100% redemption by the Golden Star Public Shareholders of their Golden Star ordinary shares.

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the extraordinary general meeting of shareholders of Golden Star scheduled to be held on [●], 2024.

Golden Star’s Public Units (as defined below), Public Shares (as defined below), and Public Rights (as defined below) are currently listed on the Nasdaq Global Market under the symbols “GODNU,” “GODN,” and “GODNR,” respectively. Pubco will apply for listing, to be effective at the time of the Business Combination, of its Class A Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”) under the symbols “GMHS.” Pubco will not have units or rights traded following consummation of the Business Combination.

Each of Golden Star and Pubco is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and has elected to comply with certain reduced public company reporting requirements.

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of shareholders of Golden Star. Golden Star encourages you to carefully read this entire document and the documents incorporated by reference. You should also carefully consider the risk factors described in “Risk Factors” on page 43 of this proxy statement/prospectus.

Pubco, with Gamehaus being its wholly owned subsidiary post-Business Combination, is a holding company incorporated in the Cayman Islands with its headquarters in Shanghai, the People’s Republic of China (the “PRC”). Gamehaus conducts its operations through its operating subsidiaries in Hong Kong, Singapore, and mainland China, including Chongqing Haohan Network Technology Co., Ltd. (“Chongqing Haohan”), Shanghai Kuangre Network Technology Co., Ltd. (“Shanghai Kuangre”), and Gamepromo Co., Limited (“Gamepromo”), and various subsidiaries thereof. Investments in Pubco’s securities are not purchases of equity securities of these operating subsidiaries in Hong Kong, Singapore, or mainland China, but instead are purchases of equity securities of a Cayman Islands holding company with no material operations of its own.

Pubco is a holding company incorporated in the Cayman Islands with no material operations of its own and is not a Chinese operating company. As a result, Pubco will conduct all of its operations through its operating subsidiaries in Singapore, Hong Kong, and mainland China following the consummation of the Business Combination. The Pubco Class A Ordinary Shares offered in this proxy statement/prospectus are shares of the Cayman Islands holding company instead of shares of Pubco’s operating entities in the PRC. Holders of Pubco Class A Ordinary Shares do not directly own any equity interests in Pubco’s PRC subsidiaries, but will instead own shares of a Cayman Islands holding company. The Chinese regulatory authorities could disallow Pubco’s corporate structure, which would likely result in a material change in our operations and/or a material change in the value of Pubco Class A Ordinary Shares, including that it could cause the value of Pubco Class A Ordinary Shares to significantly decline or become worthless. See “Risk Factors—Risks Relating to Doing Business in the PRC—Chinese regulatory authorities could disallow Pubco’s holding company structure, which may result in a material change in its operations and/or a material change in the value of the securities Pubco is registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.”

Pubco is subject to certain legal and operational risks associated with some of its subsidiaries being based in the PRC, which could impact the value of Pubco’s securities. Applicable PRC laws and regulations governing such current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of Pubco’s PRC subsidiaries, significant depreciation or a complete loss of the value of its securities, or a complete hindrance of its ability to offer, or continue to offer, its securities to investors. Please refer to the section entitled “Risk Factors—Risks Relating to Doing Business in the PRC” for a detailed discussion of such risks. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of an initial public offering or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. The Trial Measures specify that the offering and listing of an issuer shall be deemed as an indirect overseas offering and listing of a PRC domestic company if, among other features, the issuer derives over 50% of the revenue, net income, total assets, or net assets from mainland China within the most recent completed fiscal year. As of the date of this proxy statement/prospectus, since Gamehaus generated over 50% of each of its revenue, net income, total assets, and net assets from outside mainland China for the fiscal year ended June 30, 2023, Pubco’s PRC counsel, JunHe LLP, has advised that the offering and listing of Pubco are unlikely to be considered a PRC domestic company’s indirect overseas offering and listing under the Trial Measures, and thus none of Pubco, Gamehaus, or their subsidiaries are required to complete filing procedures with the CSRC. However, since the Trial Measures are newly published and the legislation, administration, and jurisdiction authorities in China have broad discretion, even though Gamehaus does not fall into the definition of “an indirect overseas offering and listing of a PRC domestic company” explicitly stipulated in the Trail Measures, there remains a risk that the CSRC may nonetheless regard Gamehaus or Pubco as an issuer subject to the Trial Measures, and therefore Gamehaus or Pubco may be required to complete the filing with the CSRC in connection with the Business Combination. Given the substantial uncertainties surrounding the latest CSRC filing requirements, there is no assurance that, if ever required, Gamehaus or Pubco will be able to complete the filings and fully comply with relevant applicable laws or regulations on a timely basis, or at all. For a more detailed analysis, see “Risk Factors—Risks Relating to Doing Business in the PRC—The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject Pubco or its subsidiaries to additional compliance requirements in the future.”

On December 28, 2021, 13 governmental departments of the PRC, including the Cyberspace Administration of China (the “CAC”), issued the Cybersecurity Review Measures, which became effective on February 15, 2022. As of the date of this proxy statement/prospectus, none of Pubco, Gamehaus, or their subsidiaries have been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures. As confirmed by Pubco’s PRC counsel, JunHe LLP, none of Pubco, Gamehaus, or their subsidiaries are subject to cybersecurity review or network data security review by the CAC under the Cybersecurity Review Measures, or if the draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) are enacted as proposed, because neither Gamehaus nor its PRC subsidiaries are (i) network platform operators engaging in data processing activities that affect or may affect national security; (ii) critical information infrastructure operators purchasing cyber products or services that affect or may affect national security; or (iii) network platform operators with personal information data of more than one million users. See “Risk Factors—Risks Relating to Doing Business in the PRC— Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact Gamehaus’ business.” The Standing Committee of the National People’s Congress (the “SCNPC”), the CSRC, the CAC, or other PRC regulatory authorities may in the future promulgate additional laws, regulations, or implementation rules that require Pubco and its subsidiaries to obtain regulatory approval from PRC authorities before listing in the U.S. If Pubco fails to receive or maintain such approval, or inadvertently concludes that such approval is not required, or applicable laws, regulations, or interpretations change such that Pubco is required to obtain approval in the future, Pubco may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting it from conducting an offering of its securities, and these risks could result in a material adverse change in its operations and the value of Pubco Class A Ordinary Shares post-Business Combination, significantly limit or completely hinder Pubco’s ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The same legal and operational risks associated with operations in China also apply to operations in Hong Kong. Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”) was adopted and promulgated on April 4, 1990 and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative, and independent judicial power, under the principle of “one country, two systems,” and the PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs, and other matters that are not within the scope of autonomy). However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Due to the uncertainty of the PRC legal system and changes in laws, regulations, or policies, the Basic Law may be revised in the future, and thus, Pubco and its subsidiaries may face the same legal and operational risks associated with operating in the PRC. If there is a significant change to current political arrangements between mainland China and Hong Kong, or if the applicable laws, regulations, or interpretations change, Pubco’s Hong Kong subsidiaries following the Business Combination, which include Gamehaus HK, Gamepromo, Dataverse, and Avid.ly, may become subject to PRC laws or authorities. As a result, Pubco’s Hong Kong subsidiaries could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue their current business operations. The main legislation in Hong Kong concerning data security is the Personal Data (Privacy) Ordinance (Cap. 486 of the Laws of Hong Kong) (the “PDPO”), which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles contained therein. As of the date of this proxy statement/prospectus, Gamehaus and each of its Hong Kong subsidiaries have complied with the laws and requirements in respect of data security in Hong Kong. However, the laws on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, resulting in uncertainties about the scope of their responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject Pubco, Gamehaus, or their Hong Kong subsidiaries to consequences, including government enforcement actions and investigations, fines, penalties, and suspension or disruption of such Hong Kong subsidiaries’ operations. In addition, the Competition Ordinance (Cap. 619 of the Laws of Hong Kong) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting, or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct described as the first conduct rule, the second conduct rule, and the merger rule. As of the date of this proxy statement/prospectus, Gamehaus and its Hong Kong subsidiaries have complied with all three areas of anti-competition laws and requirements in Hong Kong. As confirmed by Pubco’s Hong Kong counsel, Jun He Law Offices, neither the data security nor antimonopoly laws and regulations in Hong Kong restrict their ability to accept foreign investment or impose limitation on Pubco’s ability to list on any U.S. stock exchange under Hong Kong laws and regulations. See “Risk Factors—Risks Relating to Doing Business in the PRC—Some of Gamehaus’ subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data security or antimonopoly, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.”

The Holding Foreign Companies Accountable Act (the “HFCA Act”), as amended by the “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect its auditors for three consecutive years beginning in 2022 or two consecutive years beginning in 2023. Pubco’s auditor is headquartered in Singapore, and is subject to PCAOB inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of Pubco’s auditor and Pubco’s auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in Pubco Class A Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist Pubco Class A Ordinary Shares and trading in Pubco Class A Ordinary Shares could be prohibited. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Risk Factors—Risks Relating to Doing Business in the PRC—Joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to Pubco’s listing on Nasdaq or future offerings of its securities in the U.S.”

As of the date of this proxy statement/prospectus, none of Pubco’s subsidiaries have paid any dividends or made any distributions to Pubco and Pubco has not paid any dividends or made any distributions to its shareholders. As of the date of this proxy statement/prospectus, no dividends, distributions, or any other transfers of cash or other assets have occurred among Gamehaus, its subsidiaries, or its investors. See “Summary of the Proxy Statement/Prospectus—Selected Historical Financial Information of Gamehaus,” and Gamehaus’ unaudited condensed consolidated interim financial statements for the six months ended December 31, 2023 and its audited consolidated financial statements for the years ended June 30, 2023 and 2022. Following the consummation of the Business Combination, Pubco intends to keep any future earnings to finance the expansion of its business, and it does not anticipate that any cash dividends will be paid in the foreseeable future. If Pubco determines to pay dividends on any of its Class A or Class B Ordinary Shares in the future, as a holding company, it will be dependent on receipt of funds from Gamehaus BVI, which is dependent on receipt of funds from Gamehaus HK, which will in turn rely on payments made from Gamepromo, Shanghai Kuangre, and Chongqing Haohan. However, as the PRC government imposes control over currency conversion, it has the authority to conduct exchange transfer reviews, which may impose certain limitations on Pubco’s ability to transfer cash between Pubco, its subsidiaries, and its investors, primarily reflected in the following aspects: (i) Pubco is restricted from providing capital or loans to its PRC subsidiaries, which may adversely affect the operations of its PRC subsidiaries; (ii) following the consummation of the Business Combination, Pubco’s PRC subsidiaries may be restricted from paying dividends to Pubco; and (iii) if Pubco is unable to obtain dividends from its PRC subsidiaries, it may adversely impact its dividends distribution to investors. See “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulations relating to offshore investment activities by PRC residents may limit Gamehaus’ PRC subsidiaries’ ability to increase their registered capital or distribute profits to Gamehaus or otherwise expose Gamehaus to liability and penalties under PRC law.” Further, to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of Pubco or its subsidiaries by the PRC government to transfer cash or assets. There is no assurance the PRC government will not intervene in or impose restrictions on the ability of Pubco or its subsidiaries to transfer cash or assets. See “Risk Factors—Risks Relating to Doing Business in the PRC—To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of Pubco or its subsidiaries by the PRC government to transfer cash or assets.” Gamehaus has established, and Pubco expects to apply the same, controls and procedures for cash flows within its organization based on internal cash management policies established by its finance department, discussed, considered, and reviewed by the relevant departments in Gamehaus, and approved by its Chairman of the Board of Directors. Specifically, Gamehaus’ finance department supervises cash management, following the instructions of its management. Gamehaus’ finance department is responsible for establishing its cash operation plan and coordinating cash management matters among its subsidiaries and departments. Each subsidiary and department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to Gamehaus’ finance department. The finance department reviews the cash demand plan and prepares a summary for the management of Gamehaus. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, Gamehaus currently do not have other cash management policies or procedures that dictate how funds are transferred.

Pubco is, and will be after the consummation of the Transactions, considered a “foreign private issuer” under the Securities Exchange Act of 1934 (the “Exchange Act”) and therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, Pubco is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. Pubco is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, Pubco’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Pubco’s securities. Accordingly, after the Business Combination, if you continue to hold Pubco’s securities, you may receive less or different information about Pubco than you currently receive about Golden Star.

In addition, as a “foreign private issuer,” Pubco is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its Annual Reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. Pubco currently intends to follow some, but not all, of the corporate governance requirements of Nasdaq. With respect to the corporate governance requirements Pubco does follow, Pubco cannot give assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow Pubco to follow its home country practice. Unlike the requirements of Nasdaq, Pubco is not required, under the corporate governance practice and requirements in the Cayman Islands, to have its board consist of a majority of independent directors, nor is Pubco required to have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors, or to have regularly scheduled executive sessions with only independent directors each year. Such Cayman Islands home country practices may afford less protection to holders of Ordinary Shares. For additional information regarding the home country practices Pubco intends to follow in lieu of Nasdaq requirements, see the section of this proxy statement/prospectus entitled “Management of Pubco Following the Business Combination—Corporate Governance Practices.”

Pubco would lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of Pubco’s outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of Pubco’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Pubco’s assets are located in the United States; or (iii) Pubco’s business is administered principally in the United States. If Pubco loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, Pubco would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Pubco’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Following the completion of the Business Combination, Mr. Feng Xie will beneficially own 84.42% of the aggregate voting power of Pubco (assuming no redemptions) or 86.07% of the aggregate voting power of Pubco (if 100% of the Public Shares are redeemed). As a result, Pubco will be a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (i) that a majority of its board of directors consist of independent directors, (ii) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (iii) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following the consummation of the Business Combination, Pubco intends to utilize these exemptions. Although Pubco will have a compensation committee and nominating committee, such committees will not be composed entirely of “independent directors.” Upon completion of the Business Combination, Pubco anticipates that the size of its board of directors will be seven directors, three of whom will qualify as independent directors as defined within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. See “Summary of the Proxy Statement/Prospectus—Controlled Company,” “Risk Factors,” and “Management of Pubco After the Business Combination—Controlled Company Status.”

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated [●], 2024, and is first being mailed to Golden Star’s security holders on or about [●], 2024.

GOLDEN STAR ACQUISITION CORPORATION
99 Hudson Street, 5th Floor

New York, New York 10013

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON [●], 2024

TO THE SHAREHOLDERS OF GOLDEN STAR ACQUISITION CORPORATION:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of Golden Star Acquisition Corporation (“Golden Star”), a company incorporated in the Cayman Islands, will be held at 10:00 a.m. Eastern Time, on [●], 2024, at the office of [●]. You can participate in the meeting, vote, and submit questions in person or via live webcast by visiting [●] with the password of [●] and entering the voter control number included on your proxy card. You will not be required to attend the meeting in person in order to vote, and Golden Star encourages virtual participation. You are cordially invited to attend the meeting via the live webcast noted above, which will be held for the following purposes:

(i)	to consider and vote upon a proposal to approve by ordinary resolution the Business Combination Agreement, dated as of September 16, 2023 (and as may be further amended and/or amended and restated, the “Business Combination Agreement”), by and among Golden Star, G-Star Management Corporation, a British Virgin Islands company, in its capacity as the representative of Golden Star and the shareholders of Golden Star immediately prior to the Effective Time from and after the Closing (the “Purchaser Representative”), Gamehaus Holdings Inc., an exempted company with limited liability incorporated in the Cayman Islands (“Pubco”), Gamehaus 1 Inc., an exempted company with limited liability incorporated in the Cayman Islands and a wholly owned subsidiary of Pubco (the “First Merger Sub”), Gamehaus 2 Inc., an exempted company with limited liability incorporated in the Cayman Islands and a wholly owned subsidiary of Pubco (the “Second Merger Sub”), and Gamehaus Inc., an exempted company with limited liability incorporated in the Cayman Islands (“Gamehaus”). Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (i) the First Merger Sub will merge with and into Gamehaus (the “First Merger”), with Gamehaus surviving the First Merger as a wholly owned subsidiary of Pubco and the outstanding shares of Gamehaus being converted into the right to receive shares of Pubco, and Pubco, First Merger Sub, and Gamehaus shall cause the First Merger to be consummated by executing a plan of merger (the “First Merger Plan of Merger”); and (ii) the Second Merger Sub will merge with and into Golden Star (the “Second Merger,” and together with the First Merger, the “Mergers”), with Golden Star surviving the Second Merger as a wholly owned subsidiary of Pubco and the outstanding securities of Golden Star being converted into the right to receive substantially equivalent securities of Pubco (the Mergers and together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Transactions”), and Pubco, Second Merger Sub, and Golden shall cause the Second Merger to be consummated by executing a plan of merger (the “Second Merger Plan of Merger,” and together with the First Merger Plan of Merger, the “Plans of Merger”). Golden Star refers to this proposal as the “Business Combination Proposal”; the Business Combination Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Business Combination Proposal” and a copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A;

(ii)	to consider and vote upon a proposal to approve by special resolution the Second Merger and Second Merger Plan of Merger and annexes thereto in compliance with the Companies Act (Revised) of the Cayman Islands and in substantially in the form and substance of Annex D to the accompanying proxy statement/prospectus and to confirm, ratify, and approve in all respects all other transactions contemplated by the Business Combination Agreement occurring in connection with the Second Merger. Golden Star refers to this proposal as “the Merger Proposal.” The Merger proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Merger Proposal.” The full text of the resolution to be passed is as follows: “RESOLVED, as a special resolution, that: (i) the merger of Golden Star Acquisition Corporation (“Golden Star”), with and into Gamehaus 2 Inc., with Golden Star surviving the merger as a wholly-owned subsidiary of Gamehaus Holdings Inc. (the “Second Merger”), and the plan of merger and annexes thereto substantially in the form and substance of Annex D to the proxy statement (the “Second Merger Plan of Merger”) and all other transactions contemplated by the Business Combination Agreement occurring in connection with the Second Merger, be and are hereby authorized, approved, adopted, and confirmed in all respects; (ii) Golden Star be and is hereby authorized to enter into the Second Merger Plan of Merger”; and (iii) as of, and contingent upon, the Effective Time (as that term is defined in the Second Plan of Merger), the second amended and restated memorandum and articles of association attached to the Second Plan of Merger be adopted in substitution for, and to the exclusion of Golden Star’s existing memorandum and articles of association;

(iii)	to consider and vote upon a proposal to approve by ordinary resolution, in connection with the Business Combination, the replacement of Pubco’s current memorandum and articles of association with the amended and restated memorandum and articles of association of Pubco (the “Amended and Restated Memorandum and Articles of Association”), the adoption by Gamehaus, as the sole shareholder of Pubco prior to the consummation of the Business Combination, of such Amended and Restated Memorandum and Articles of Association prior to consummation of the Business Combination a condition to the parties’ obligations to close the transactions contemplated by the Business Combination Agreement; Golden Star refers to this proposal as the “Charter Proposal”; the Charter Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Charter Proposal” and a copy of the form of the Amended and Restated Memorandum and Articles of Association proposed to be adopted is attached to the accompanying proxy statement/prospectus as Annex B;

(iv)	separate and apart from the vote on the Charter Proposal, to consider and vote upon, on an advisory and non-binding basis, five separate proposals with respect to certain governance provisions in the Amended and Restated Memorandum and Articles of Association; Golden Star refers to these proposals as the “Organizational Documents Advisory Proposals”; the Organizational Documents Advisory Proposals are described in more detail in the accompanying proxy statement/prospectus under the heading “The Organizational Documents Advisory Proposals”;

(v)	to approve by ordinary resolution, the Equity Incentive Plan Proposal, as described in more detail in the accompanying proxy statement/prospectus under the heading “The Equity Incentive Plan Proposal”;

(vi)	to approve by ordinary resolution, for purposes of complying with applicable Nasdaq listing rules, the issuance of approximately [●] newly issued ordinary shares in the Business Combination, and which amount will be determined as described in more detail in the accompanying proxy statement/prospectus. Golden Star refers to this proposal as the “Share Issuance Proposal.” See the section entitled “The Share Issuance Proposal”; and

(vii)	to consider and vote upon a proposal by ordinary resolution to direct the chairman of the meeting to adjourn the meeting to a later date or dates, if necessary or appropriate in the determination of Golden Star, to permit, among other things, further solicitation and vote of proxies, including if, based upon the tabulated vote at the time of the meeting, Golden Star is not authorized to consummate the Business Combination; Golden Star refers to this proposal as the “Adjournment Proposal”; the Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Adjournment Proposal.”

These items of business are described in the attached proxy statement/prospectus, which Golden Star encourages you to read in its entirety before voting. Only holders of record of Golden Star ordinary shares at the close of business on the Record Date are entitled to notice of the meeting and to vote and have their votes counted at the meeting and any adjournments of the meeting.

Pursuant to the Golden Star’s Amended and Restated Articles of Association, a holder of Golden Star’s public shares (a “Golden Star Public Shareholder” or “Public Shareholder”) may request that Golden Star redeem all or a portion of such public shares for cash in connection with the completion of the Business Combination. Holders of units must elect to separate the units into the underlying public shares and rights prior to exercising redemption rights with respect to the public shares. If holders hold their Golden Star Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and rights, or if a holder holds units registered in its own name, the holder must contact Vstock Transfer, LLC (“Vstock”), Golden Star’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number, and address to Vstock in order to validly redeem its shares. Golden Star Public Shareholders may elect to redeem their public shares regardless of whether or not they vote on any of the Proposals and whether they vote “For” or “Against” any of the Proposals. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker, or bank. If the Business Combination is consummated, and if a Golden Star Public Shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Vstock, Golden Star will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the amount on deposit in the trust account as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account and not previously released to Golden Star for tax purposes. For illustrative purposes, as of December 31, 2023, this would have amounted to approximately $10.44 per issued and outstanding share. If a Golden Star Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares (but will continue to own rights). See the section entitled “Extraordinary General Meeting of Golden Star Shareholders—Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a Golden Star Public Shareholder, together with any affiliate of such Golden Star Public Shareholder or any other person with whom such Golden Star Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act, will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a Golden Star Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

In addition, in no event will Golden Star redeem public shares in an amount that would cause its net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after taking into account holders that have properly demanded redemption of their Public Shares, upon the consummation of the Business Combination, into cash and the proceeds of any private placement.

Golden Star is providing the accompanying proxy statement/prospectus and accompanying proxy card to Golden Star Shareholders in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting and at any adjournments of the Extraordinary General Meeting. Information about the Extraordinary General Meeting, the Business Combination, and other related business to be considered by Golden Star Shareholders at the Extraordinary General Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the Extraordinary General Meeting, all of Golden Star Shareholders should read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 43 of the accompanying proxy statement/prospectus.

After careful consideration, Golden Star’s board of directors has determined that (i) the Business Combination Proposal, (ii) the Merger Proposal, (iii) the Charter Proposal, (iv) the Organizational Documents Advisory Proposal, (v) the Equity Incentive Plan Proposal, (vi) the Share Issuance Proposal, and (vii) the Adjournment Proposal are fair to and in the best interests of Golden Star and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Charter Proposal, “FOR” the Organizational Documents Advisory Proposals, “FOR” the Equity Incentive Plan Proposal, “FOR” the Share Issuance Proposal, and “FOR” the Adjournment Proposal, if presented.

Under the Business Combination Agreement, the approval of the Business Combination Proposal is a condition to the consummation of the Business Combination. The approval of the Second Plan of Merger is a requirement under the Companies Act (Revised) of the Cayman Islands (the “Cayman Companies Act”). If the Business Combination Proposal, including the Second Plan of Merger, is not approved by Golden Star’s shareholders, the Business Combination will not be consummated.

Additionally, the Business Combination Proposal is conditioned on the approval of each of the Merger Proposal, the Charter Proposal, and the Share Issuance Proposal. The vote on the Charter Proposal is not required by Cayman Islands laws (namely, the law of the jurisdiction of incorporation of Golden Star and the law of the jurisdiction of organization of Pubco). However, pursuant to SEC guidance, Golden Star is submitting the Charter Proposal to its shareholders separate and apart from the Business Combination Proposal for approval. If Golden Star’s shareholders do not approve the Business Combination Proposal or the Charter Proposal, the Business Combination may not be consummated.

The votes on the Organizational Documents Advisory Proposals are also not required by Cayman Islands laws and is instead being submitted to Golden Star’s shareholders pursuant to SEC guidance. These votes will be non-binding and are intended to provide the Golden Star shareholders with an opportunity to present their separate views on important governance provisions that are intended to be adopted by Pubco upon the consummation of the Business Combination. The Organizational Documents Advisory Proposals are conditioned upon the approval of the Charter Proposal.

The Share Issuance Proposal is conditioned on the approval and adoption of each of the Business Combination Proposal, the Merger Proposal, and the Charter Proposal. The Equity Incentive Plan Proposal is conditioned on the approval and adoption of each of the Business Combination Proposal, the Merger Proposal, and the Charter Proposal.

The Adjournment Proposal is not conditioned on the approval of any other Proposal.

The holders of the Founder Shares (as defined below) and Private Shares (as defined below), including Golden Star’s Initial Shareholders, have agreed to vote their shares in favor of the Business Combination Proposal. Such holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting. As of the Record Date, there were 1,725,000 Founder Shares issued and outstanding, which constitute approximately 23.5% of the outstanding ordinary shares of Golden Star. Additionally, an aggregate of 307,000 ordinary shares (the “Private Shares”) underlie the Private Placement Units (as defined below) issued to G-Star Management Corporation in connection with a private placement that closed simultaneously with the initial public offering of Golden Star (the “Initial Public Offering”). The Private Shares constitute approximately 4.2% of the outstanding ordinary shares of Golden Star as of the Record Date. The Founder Shares and Private Shares in the aggregate represent approximately 27.7% of the outstanding ordinary shares of Golden Star as of the Record Date.

All Golden Star shareholders are cordially invited to attend the meeting in person or virtually. To ensure your representation at the meeting, however, you are urged to complete, sign, date, and return the enclosed proxy card as soon as possible. If you are a holder of record of Golden Star ordinary shares, you may also cast your vote via Internet or telephone. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the meeting and vote yourself, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have no effect on any of the Proposals.

As a Golden Star shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or more proxies to attend and vote on your behalf, and such proxyholder(s) need not hold shares in Golden Star.

A complete list of Golden Star shareholders of record entitled to vote at the extraordinary general meeting will be available for 10 days before the meeting at the principal executive offices of Golden Star for inspection by shareholders during ordinary business hours for any purpose germane to the meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the meeting or not, please sign, date, and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. Golden Star looks forward to your continued support.

By Order of the Board of Directors

Sincerely,

/s/ Linjun Guo
Linjun Guo
Chairman of the Board and Chief Executive Officer
Golden Star Acquisition Corporation

[●], 2024

The accompanying proxy statement/prospectus is dated [●], 2024, and is first being mailed to shareholders on or about [●], 2024.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND THAT GOLDEN STAR CONVERT YOUR SHARES INTO CASH NO LATER THAN 5:00 P.M. EASTERN TIME ON [●], 2024 (TWO (2) BUSINESS DAYS PRIOR TO THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS) BY (A) DELIVERING A CONVERSION NOTICE TO GOLDEN STAR’S TRANSFER AGENT AND (B) TENDERING YOUR SHARES TO GOLDEN STAR’S TRANSFER AGENT. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. WHETHER OR NOT, OR HOW, YOU VOTE ON ANY PROPOSAL, WILL NOT AFFECT YOUR ELIGIBILITY FOR EXERCISING REDEMPTION RIGHTS. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE CONVERTED INTO CASH AT THIS TIME IN CONNECTION WITH THE BUSINESS COMBINATION. IF YOU HOLD THE SHARES IN “STREET NAME,” YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING OF GOLDEN STAR SHAREHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates important business and financial information about Golden Star and Gamehaus from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the SEC website at http://www.sec.gov or by requesting them in writing, by e-mail, or by telephone at the appropriate address below:

Golden Star Acquisition Corporation
99 Hudson Street, 5th Floor

New York, New York 10013
Attn: Linjun Guo
(646) 706-5365

or

Advantage Proxy, Inc.

P.O. Box 10904

Yakima, WA 98909

Toll Free: (877) 870-8565

Collect: (206) 870-8565

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than [●], 2024, 72 hours before the date of the extraordinary general meeting.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the SEC by Pubco (File No. 333-278499), constitutes a prospectus of Pubco under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the Pubco Class A Ordinary Shares, to be issued if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the extraordinary general meeting of shareholders of Golden Star at which Golden Star shareholders will be asked to consider and vote upon the approval of the Business Combination Proposal, among other matters.

INDUSTRY AND MARKET DATA

In this proxy statement/prospectus, Gamehaus relies on and refers to industry data, information, and statistics regarding the markets in which it competes from publicly available information, industry, and general publications and research and studies conducted by third parties, including the industry report of Frost & Sullivan (Beijing) Inc., Shanghai Branch Co. (“Frost & Sullivan”) commissioned by Gamehaus. This information appears under the section of this proxy statement/prospectus entitled “Industry Overview of Gamehaus.” Gamehaus has taken such care as it considers reasonable in the extraction and reproduction of information from such data from third-party sources.

Industry publications, research, studies, and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. However, Gamehaus acknowledges its responsibility for all disclosures in this proxy statement/prospectus. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under the section of this proxy statement/prospectus entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

TRADEMARKS, TRADE NAMES, AND SERVICE MARKS

Pubco, Gamehaus, and Golden Star and their respective subsidiaries own or have rights to trademarks, trade names, and service marks that they use in connection with the operation of their businesses. In addition, their names, logos, and website names and addresses are their trademarks or service marks. Other trademarks, trade names, and service marks appearing in this proxy statement/prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names, and service marks referred to in this proxy statement/prospectus are listed without the applicable ®, ™, and ℠ symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names, and service marks.

DEFINED TERMS

Unless otherwise stated or unless the context otherwise requires, the term “Gamehaus” refers to Gamehaus Inc., a Cayman Islands exempted company, and the term “Golden Star” refers to Golden Star Acquisition Corporation, a Cayman Islands exempted company. “Pubco” refers to Gamehaus Holdings Inc., a Cayman Islands exempted company.

In this document:

●	“$” and “U.S. dollar” each refers to the United States dollar;

●	“Adjournment Proposal” means a proposal to direct the chairman of the Meeting to adjourn the Meeting to a later date or dates, if Golden Star deems it necessary or appropriate, including, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve the Business Combination Proposal;

●	“Aggregate Merger Consideration Amount” means $500,000,000;

●	“Amended and Restated Memorandum and Articles of Association” means the amended and restated memorandum and articles of association of Pubco to be adopted prior to consummation of the Business Combination;

●	“AI” means artificial intelligence, which, for the purposes of this proxy statement/prospectus, refers to developing and fine-tuning customized models for visual design language processing to enhance game development efficiency in the context of Gamehaus’ business operations;

●	“Broker non-vote” means the failure of a Golden Star shareholder, who holds his, her, or its shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee;

●	“Business Combination Proposal” means a proposal to approve the Business Combination Agreement and the Transactions;

●	“Change of Control” means subsequent to the Closing, the occurrence of a transaction or a series of related transactions pursuant to which Pubco completes a liquidation, merger, share exchange, reorganization, or other similar transaction that results in all of its shareholders having the right to exchange their Pubco Ordinary Shares for cash, securities, or other property;

●	“Charter Proposal” means a proposal to approve the adoption by Gamehaus as sole member of Pubco prior to Closing, of the Amended and Restated Memorandum and Articles of Association of Pubco, conditional on the consummation of the Business Combination;

●	“Code” means the Internal Revenue Code of 1986, as amended;

●	“Founder Shares” means the 1,725,000 outstanding ordinary shares of Golden Star issued to G-Star Management Corporation prior to the Initial Public Offering (as defined below) of Golden Star;

●	“Initial Public Offering” or “IPO” means the initial public offering of Units of Golden Star, which was consummated on May 4, 2023;

●	“Initial Shareholders” means the Sponsor, G-Star Management Corporation, a British Virgin Islands company, of which Golden Star’s Chairman and Chief Executive Officer, Mr. Linjun Guo, is a director, and any of Golden Star’s officers or directors that hold Founder Shares;

●	“Key Personnel Agreements” means (i) the employment, non-disclosure, and non-solicitation agreements between the Target Companies and key personnel of Gamehaus and (ii) non-disclosure, non-competition, and non-solicitation agreements between the Target Companies and their senior management, in each case as determined by the mutual agreement of Gamehaus and Golden Star;

●	“Meeting” means the extraordinary general meeting of shareholders of Golden Star, to be held on [●], 2024 at 10:00 a.m. Eastern Time;

●	“Merger Proposal” means a proposal to approve the Second Merger and the Second Merger Plan of Merger;

●	“Ordinary Shares” or “Pubco Ordinary Shares” means, collectively, the Pubco Class A Ordinary Shares and the Pubco Class B Ordinary Shares, each with par value $0.0001 per share;

●	“Organizational Documents Advisory Proposals” means the five separate proposals to approve, on an advisory and non-binding basis, certain governance provisions in the Amended and Restated Memorandum and Articles of Association;

●	“Private Placement Units” means the 307,000 units issued to the Sponsor in a private placement simultaneously with the closing of the Initial Public Offering;

●	“Proxy statement/prospectus” means the proxy statement/prospectus included in this registration statement on Form F-4 (Registration No. 333-278499) filed by Pubco with the SEC;

●	“PRC” or “China” refers to the People’s Republic of China;

●	“Pubco” means Gamehaus Holdings Inc., a Cayman Islands exempted company;

●	“Pubco Class A Ordinary Shares” means the class A Ordinary Shares, par value $0.0001 per share, of Pubco, entitling the holder thereof to one vote per share, as provided for and fully described in the Amended and Restated Memorandum and Articles of Association;

●	“Pubco Class B Ordinary Shares” means the class B Ordinary Shares, par value $0.0001 per share, of Pubco, entitling the holder thereof to 15 votes per share, as provided for and fully described in the Amended and Restated Memorandum and Articles of Association;

●	“Public Right” means the right included in each Public Unit entitling the holder to receive two-tenths of one ordinary share of Golden Star;

●	“Public Shareholders” means the holders of Public Shares of Golden Star;

●	“Public Shares” means ordinary shares of Golden Star issued as part of the Units sold in the Initial Public Offering;

●	“Public Unit” means units issued in the Initial Public Offering, each consisting of one Public ordinary share and one Public Right;

●	“Redemption” means the right of the holders of Golden Star ordinary shares to have their shares redeemed in accordance with the provisions of Golden Star’s amended and restated articles of association and the procedures set forth in this proxy statement/prospectus;

●	“RMB” refers to the legal currency of China;

●	“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as may be amended;

●	“Sellers” means the holders of Gamehaus’ capital shares;

●	“Senior Management” and “Senior Managers” refer to those persons named as officers of Gamehaus and, following the consummation of the Business Combination, of Pubco, in the section titled “Management of Pubco Following Business Combination”;

●	“Share Issuance Proposal” means a proposal to approve, for purposes of complying with applicable Nasdaq listing rules, the issuance of up to approximately [●] newly issued ordinary shares in the Business Combination;

●	“special resolution” means, in respect of Pubco, a resolution passed by the shareholders of Pubco by a majority of at least two-thirds of the votes cast by the shareholders of Pubco as, being entitled to do so, vote in person or by proxy at a validly called and quorate general meeting of Pubco;

●	“specially designated ordinary shares of Gamehaus” or “Gamehaus Specially Designated Ordinary Shares” means 46,839,944 ordinary shares of Gamehaus, $0.0001 par value per share, held by Funtery Holding Limited;

●	“Sponsor” means G-Star Management Corporation, a British Virgins Islands company;

●	“Target Companies” means Gamehaus and its direct and indirect subsidiaries, as set forth in the Business Combination Agreement;

●	“Trust Account” means the trust account that holds a portion of the proceeds of the Initial Public Offering and the sale of the Private Placement Units;

●	“U.S.” means the United States of America;

●	“U.S. GAAP” means generally accepted accounting principles in the United States of America; and

●	“Whale Player” means a specific category of players who are considered high-value customers due to their significant in-game purchases, particularly those who spend an average of over $500 per week, for purposes of this proxy statement/prospectus.

v

SUMMARY OF THE MATERIAL TERMS OF THE BUSINESS COMBINATION

This section describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Annex A and incorporated by reference herein. Golden Star’s shareholders, rights holders, and other interested parties are urged to read the Business Combination Agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Business Combination Agreement.

The parties to the Business Combination Agreement are Golden Star, the Purchaser Representative, Pubco, the First Merger Sub, the Second Merger Sub, and Gamehaus. Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the Closing, (i) the First Merger Sub will merge with and into Gamehaus, with Gamehaus surviving the First Merger as a wholly owned subsidiary of Pubco and the outstanding shares of Gamehaus being converted into the right to receive shares of Pubco; and (ii) the Second Merger Sub will merge with and into Golden Star, with Golden Star surviving the Second Merger as a wholly owned subsidiary of Pubco and the outstanding securities of Golden Star being converted into the right to receive substantially equivalent securities of Pubco.

Consideration

Under the Business Combination Agreement, the Aggregate Merger Consideration Amount to be paid to the shareholders of Gamehaus is $500,000,000 and will be paid entirely in shares, comprised of newly issued Ordinary Shares of Pubco, with each share valued at the Per Share Price.

As a result of the Mergers, among other things, (i) each of the ordinary shares of Gamehaus (except for the Gamehaus Specially Designated Ordinary Shares) that are issued and outstanding immediately prior to the First Merger Effective Time, will be cancelled and converted into the right to receive such number of Pubco Class A Ordinary Shares equal to the Exchange Ratio pursuant to the terms and conditions of the Business Combination Agreement; (ii) each Gamehaus Specially Designated Ordinary Share that is issued and outstanding immediately prior to the First Merger Effective Time will be cancelled and converted into the right to receive the number of Pubco Class B Ordinary Shares equal to the Exchange Ratio; (iii) each preferred share of Gamehaus that is issued and outstanding immediately prior to the First Merger Effective Time will be first converted into such number of ordinary shares of Gamehaus pursuant to the terms and conditions of the memorandum and articles of association of Gamehaus, as amended, and immediately thereafter such resulting ordinary shares will be converted into the right to receive such number of Pubco Class A Ordinary Shares based on the Exchange Ratio; (iv) at the Effective Time, each issued and outstanding Golden Star public or private unit shall be automatically detached and the holder thereof shall be deemed to hold one Golden Star ordinary share and one Golden Star right, (v) at the Effective Time, each Golden Star ordinary share shall be cancelled and converted automatically into the right to receive one Pubco Class A Ordinary Share, and (vi) at the Effective Time, each Golden Star right shall be automatically converted into two-tenths of one Pubco Class A Ordinary Share.

For the purposes of the Business Combination Agreement, the following terms have the meanings set forth below:

“Exchange Ratio” means the quotient determined by dividing (i) the aggregate number of Gamehaus Merger Shares as of the First Merger Effective Time by (ii) Gamehaus Fully Diluted Shares.

“Gamehaus Merger Shares” means a number of Pubco Ordinary Shares equal to the quotient determined by dividing (i) the Aggregate Merger Consideration Amount by (ii) the Per Share Price.

“Gamehaus Fully Diluted Shares” means the sum of (i) the aggregate number of ordinary shares of Gamehaus that are issued and outstanding as of immediately prior to the Effective Time, and (ii) the maximum number of ordinary shares of Gamehaus issuable upon full exercise, exchange, or conversion of all the preferred shares of Gamehaus, outstanding as of the Effective Time.

“Per Share Price” means the lower of (i) $10.00 (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations, and the like after the Closing) or (ii) the Redemption Price.

“Redemption Price” means an amount equal to the price at which each share of Golden Star ordinary share is redeemed or converted pursuant to the Redemption in accordance with the provisions of Golden Star’s amended and restated articles of association (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations, and the like after the Closing).

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by the parties as of the date of such agreement or other specific dates solely for the benefit of certain of the parties to the Business Combination Agreement, which in certain cases are subject to specified exceptions and materiality, Material Adverse Effect (as defined below), knowledge, and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person or entity, any fact, event, occurrence, change, or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, results of operations, or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or the ability of such person or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder, in each case subject to certain customary exceptions. The representations and warranties made by the parties are customary for transactions similar to the Transactions.

In the Business Combination Agreement, Gamehaus made certain customary representations and warranties to Golden Star, including among others, related to the following: (1) corporate matters, including due organization, existence, and good standing; (2) authority and binding effect relative to execution and delivery of the Business Combination Agreement and Ancillary Documents to which it is a party; (3) capitalization; (4) subsidiaries and investments; (5) governmental approvals; (6) non-contravention; (7) financial statements; (8) absence of certain changes; (9) compliance with laws; (10) company permits; (11) litigation; (12) material contracts; (13) intellectual property; (14) taxes and returns; (15) real property; (16) personal property; (17) title to and sufficiency of assets; (18) employee matters; (19) benefit plans; (20) environmental matters; (21) transactions with related persons; (22) insurance; (23) top vendors; (24) certain business practices; (25) Investment Company Act; (26) finders and brokers; (27) books and records; (28) takeover statues and charter provisions; (29) powers of attorney; (30) information supplied; (31) board approval; (32) independent investigation; and (33) exclusivity of representations and warranties.

In the Business Combination Agreement, Golden Star made certain customary representations and warranties to Gamehaus and Pubco, including among others, related to the following: (1) corporate matters, including due organization, existence, and good standing; (2) authority and binding effect relative to execution and delivery of the Business Combination Agreement and Ancillary Documents to which it is a party; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) the SEC filings, Golden Star financials, and internal controls; (7) absence of certain changes; (8) compliance with laws; (9) actions, orders and permits; (10) taxes and returns; (11) employees and employee benefit plans; (12) properties; (13) material contracts; (14) transactions with affiliates; (15) Investment Company Act and the JOBS Act; (16) finders and brokers; (17) certain business practices; (18) insurance; (19) information supplied; (20) independent investigation; (21) the trust account; (22) registration and listing; (23) termination of prior merger agreements; (24) PIPE investment; and (25) exclusivity of representations and warranties.

In the Business Combination Agreement, Pubco, the First Merger Sub, and the Second Merger Sub made customary representations and warranties to Golden Star, including among others, related to the following: (1) organization, incorporation, and good standing; (2) authority and binding effect relative to execution and delivery of the Business Combination Agreement and Ancillary Documents to which they are parties; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) activities of Pubco, the First Merger Sub, and the Second Merger Sub; (7) actions; (8) finders and brokers; (9) Investment Company Act; (10) intended tax treatment; (11) information supplied; (12) independent investigation; and (13) exclusivity of representations and warranties.

None of the representations and warranties of the parties shall survive the Closing.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, including covenants regarding: (1) the provision of access to their properties, books, and personnel; (2) the operation of their respective businesses in the ordinary course of business; (3) provision of audited and interim financial statements of Target Companies; (4) Golden Star’s public filings; (5) “no shop” obligations (which will commence from the date of the Business Combination Agreement); (6) no insider trading; (7) notifications of certain breaches, consent requirements, or other matters; (8) efforts to consummate the Closing and obtain necessary or advisable regulatory approvals; (9) further assurance and support; (10) public announcements; (11) confidentiality; (12) indemnification of directors and officers and provision of tail insurance; (13) use of trust proceeds after the Closing; (14) efforts to support a private placement or backstop arrangements, if sought; (15) intended tax treatment of the Mergers; (16) anti-takeover matters; (17) retention of proxy solicitation agent; (18) delisting Gold Star’s Public Units, Public Shares, and Public Rights; and (19) employment agreements for certain individuals.

The parties also agreed to take all necessary actions to cause the Pubco board of directors (“Pubco Board”) immediately after the Closing to consist of seven directors comprised of: (i) one person that is designated by Golden Star prior to the Closing as an independent director; and (ii) six persons that are designated by Gamehaus prior to the Closing.

Golden Star and Pubco also agreed to jointly prepare, and Pubco agreed to file with the SEC, a registration statement on Form F-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of the issuance of securities of Pubco to the holders of the ordinary shares and rights of Golden Star and Gamehaus, and containing a proxy statement/prospectus for the purpose of soliciting proxies from the shareholders of Golden Star for the matters relating to the Transactions to be acted on at the extraordinary general meeting of the shareholders of Golden Star and providing such shareholders an opportunity to participate in the redemption of their public shares of Golden Star upon the Closing (the “Redemption”).

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Business Combination Agreement and the Transactions and related matters by the requisite vote of Golden Star’s shareholders; (ii) the approval of the Transactions by the requisite vote of Gamehaus’ shareholders; (iii) obtaining material regulatory approvals; (iv) the expiration or termination of any waiting period applicable to the consummation of the Transactions under any antitrust laws; (v) no law or order preventing or prohibiting the Transactions; (vi) Golden Star having at least $5,000,001 in net tangible assets as of the Closing, after giving effect to the completion of the Redemption and any PIPE Investment that has been funded at or prior to Closing; (vii) amendment by the shareholders of Pubco of Pubco’s memorandum and articles of association; (viii) the effectiveness of the Registration Statement; (ix) appointment of the post-closing directors of Pubco; (x) satisfaction of Nasdaq listing requirements for Pubco’s ordinary shares; (xi) Gamehaus and Golden Star each receiving evidence reasonably satisfactory to them that Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act as of the Closing; and (xii) to the extent applicable, the Target Companies receipt of all necessary approvals from the CSRC.

In addition, unless waived by Gamehaus, the obligations of Gamehaus, Pubco, the First Merger Sub, and the Second Merger Sub to consummate the Transactions are subject to the satisfaction of the following conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of Golden Star being true and correct on and as of the Closing; (ii) Golden Star having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the date of the Closing; (iii) each Founder Lock-Up Agreement being in full force and effect in accordance with the terms thereof from the Closing; (iv) the absence of any Material Adverse Effect with respect to Golden Star since the date of the Business Combination Agreement which is continuing and uncured; (v) receipt by Gamehaus and Pubco of an amended and restated founder registration rights agreement (the “Founder Amended and Restated Registration Rights Agreement”); (vi) receipt by each of the Sellers of a registration rights agreement covering the merger consideration shares received by the Sellers, duly executed by Pubco (the “Seller Registration Rights Agreement”); and (vii) Golden Star having delivered copies of the written resignations of all its directors and officers prior to the Second Merger, effective as of the Effective Time.

Unless waived by Golden Star, the obligations of Golden Star to consummate the Transactions are subject to the satisfaction of the following conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of Gamehaus, Pubco, the First Merger Sub, and the Second Merger Sub being true and correct on and as of the Closing; (ii) Gamehaus, Pubco, the First Merger Sub, and the Second Merger Sub having performed in all material respects the respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to the Target Companies (taken as a whole) since the date of the Business Combination Agreement which is continuing and uncured; (iv) the non-competition agreement, Key Personnel Agreements, the Gamehaus Shareholder Support Agreement, and each Seller Lock-Up Agreement being in full force and effect from the Closing; (v) as of or prior to the Closing, the board of directors and shareholders of Pubco having adopted and approved an equity incentive plan; and (vi) receipt by Golden Star of the Founder Registration Agreement Amendment, duly executed by Pubco.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by either Golden Star or Gamehaus if the Closing does not occur by June 30, 2024 or such other date as may be extended pursuant to the Business Combination Agreement.

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances at any time prior to the Closing, including, among other reasons: (i) by mutual written consent of Golden Star and Gamehaus; (ii) by either Golden Star or Gamehaus if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining, or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by Gamehaus for Golden Star’s uncured breach of the Business Combination Agreement, such that the related Closing condition would not be met; (iv) by Golden Star for the uncured breach of the Business Combination Agreement by Gamehaus, Pubco, the First Merger Sub, or the Second Merger Sub, such that the related Closing condition would not be met; (v) by either Golden Star or Gamehaus if Golden Star holds its shareholder meeting to approve the Business Combination Agreement and the Transactions, and such approval is not obtained; and (vi) by Golden Star if an irrevocable unanimous written consent or a special resolution passed at a duly convened and quorate meeting of Gamehaus shareholders shall not have been obtained within ten business days after the Registration Statement became effective.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to confidentiality, effect of termination, fees and expenses, trust fund waiver, miscellaneous provisions, and definitions used in the Business Combination Agreement) will terminate, no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to termination.

Trust Account Waiver

Gamehaus, Pubco, the First Merger Sub, and the Second Merger Sub have agreed that they and their affiliates will not have any right, title, interest, or claim of any kind in or to any monies in Golden Star’s Trust Account held for its Public Shareholders, and have agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Related Agreements and Documents

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement, Pubco, the Purchaser Representative, Gamehaus, and Golden Star have entered into lock-up agreements with certain holders of the Founder Shares and with certain Sellers. These lock-up agreements provide for a lock-up period commencing from the Closing and ending: (i) with respect to shares held by the Sellers, on the earliest of (a) the six-month anniversary of the closing of the Business Combination, (b) the date after the occurrence of a Change of Control, and (c) the date on which the closing sale price of the Pubco Ordinary Shares has equaled or exceeded $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for any 20 trading days within any 30 consecutive trading day period commencing from the Closing; provided, however, that with respect to 50% of such shares, the lock-up period shall be the period commencing from the Closing and ending on the earliest of (a) the six-month anniversary of the closing of the Business Combination, and (b) the date after the occurrence of a Change of Control, and (ii) with respect to the shares held by certain Founders, (a) 50% of such Founder Shares on the earliest of: (x) the six-month anniversary of the closing of the Business Combination, (y) the date after the occurrence of a Change of Control, and (z) the date on which the closing sale price of the Pubco Ordinary Shares has equaled or exceeded $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 20 consecutive trading day period commencing from the Closing, (b) the remaining 50% of such Founder Shares on the earliest of (x) the six-month anniversary of the closing of the Business Combination and (y) the date after the occurrence of a Change of Control, and (c) with respect to the ordinary shares held in respect of the private placement shares, 30 days from the closing of the Business Combination.

Shareholder Support Agreement

Simultaneously with the execution of the Business Combination Agreement, Golden Star, Gamehaus, and certain shareholders of Gamehaus have entered into a Shareholder Support Agreement (the “Shareholder Support Agreement”), pursuant to which, among other things, certain of the shareholders of Gamehaus have agreed (i) to support the adoption of the Business Combination Agreement and the approval of the Transactions, subject to certain customary conditions, and (ii) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary conditions.

Seller Registration Rights Agreement

At the Closing, Pubco and the Sellers shall enter into the Seller Registration Rights Agreement, in the form mutually agreed between Golden Star and Gamehaus. Under the Seller Registration Rights Agreement, the Sellers shall have registration rights that will obligate Pubco to register for resale under the Securities Act all or any portion of their Pubco Class A Ordinary Shares received as company merger consideration (together with any capital shares or other securities issued as a dividend or distribution with respect thereto or in exchange therefor, the “Registrable Securities”). Sellers holding a majority-in-interest of the Registrable Securities (based on the number of shares and not voting rights) will be entitled under the Seller Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of their Registrable Securities, and other Sellers holding Registrable Securities will be entitled to join in such demand registration. Subject to certain exceptions, if any time after the Closing, Pubco proposes to file a registration statement under the Securities Act with respect to its securities, under the Seller Registration Rights Agreement, Pubco shall give notice to the Sellers holding Registrable Securities as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by them in writing, subject to customary cut-backs. In addition, subject to certain exceptions, Sellers holding Registrable Securities will be entitled under the Seller Registration Rights Agreement to request in writing that Pubco register the resale of any or all of such Registrable Securities on Form F-3 and any similar short-form registration that may be available at such time. Under the Seller Registration Rights Agreement, Pubco will indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, employees, affiliates, directors, partners, members, attorneys, and agents, and each person, if any, who controls an such holders, against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and the holders of Registrable Securities, including Registrable Securities in any registration statement or prospectus, will agree to indemnify Pubco and certain persons or entities related to Pubco, such as its officers and directors and underwriters, against all losses caused by their misstatements or omissions in those documents.

Founder Amended and Restated Registration Rights Agreement

At the Closing, Golden Star, Pubco, the Initial Shareholders and the other parties thereto shall enter into the Founder Amended and Restated Registration Rights Agreement, in the form mutually agreed between Golden Star and Gamehaus. Under the Amended and Restated Founder Registration Rights Agreement, the Founder Registration Rights Agreement will be amended to, among other things, add Pubco as a party and to reflect the issuance of Pubco Ordinary Shares pursuant to the Business Combination Agreement, and to reconcile with the provisions of the Sellers Registration Rights Agreement, including making the registration rights of the Sellers and the Initial Shareholders pari passu with respect to any underwriting cut-backs.

The Founder Amended and Restated Registration Rights Agreement also provides that Pubco will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities. The rights granted under the Founder Amended and Restated Registration Rights Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to their Pubco securities or Golden Star securities.

Gamehaus Shareholder Resolutions

Simultaneously with the execution of the Business Combination Agreement, the shareholders of Gamehaus passed written resolutions (“Gamehaus Shareholder Resolutions”) approving the amendment of certain provisions of Gamehaus’ Amended and Restated Memorandum and Articles of Association (as so amended, the “Gamehaus Charter”), to (i) add a provision providing for the automatic conversion of each preferred share of Gamehaus into an ordinary share at the then applicable effective conversion price upon the closing of a qualified SPAC transaction, and (ii) extend the Target Date (as defined in the Gamehaus Shareholder Resolutions) to June 30, 2024, with the Target Date being the date by which a qualified SPAC event, Qualified Public Offering, Deemed Liquidation Event I or Deemed Liquidation Event II must occur to avoid triggering a right of redemption to the holders of Gamehaus’ preferred shares.

Pursuant to the Gamehaus Shareholder Resolutions, all holders of preferred shares of Gamehaus also unconditionally and irrevocably waived any rights, preferences, and privileges or other similar rights whether arising at contract or in law or under the Gamehaus Charter (but save for the automatic conversion rights pursuant to Article 8.3C or the voting rights pursuant to Article 8.4A thereof), any shareholders agreement to which Gamehaus and such shareholders are a party, any employee share option plans as duly adopted by Gamehaus, or under any other agreement to which Gamehaus and such shareholders are bound by, and including any rights vested in the directors of Gamehaus appointed by the holders of the preferred shares, so that the rights of each holder of preferred shares of Gamehaus would be the same as the rights of the holders of ordinary shares of Gamehaus. The Gamehaus Shareholder Resolutions, including the amendments to the Gamehaus Charter, were approved by Fenxiang Chuangying in accordance with the requirements of the Gamehaus Charter.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

Q:	Why am I receiving this proxy statement/prospectus?

A:	Golden Star and Gamehaus have agreed to engage in a business combination pursuant to the terms of the Business Combination Agreement as described in this proxy statement/prospectus. Golden Star’s shareholders are being asked to vote to approve the Business Combination Agreement and the transactions contemplated thereby. The Business Combination Agreement provides for, among other things, (a) that the First Merger Sub will merge with and into Gamehaus (the “First Merger”), with Gamehaus surviving the First Merger as a wholly-owned subsidiary of Pubco and the outstanding shares of Gamehaus being converted into the right to receive shares of Pubco; and (b) that the Second Merger Sub will merge with and into Golden Star (the “Second Merger,” and together with the First Merger, the “Mergers”), with Golden Star surviving the Second Merger as a wholly-owned subsidiary of the Pubco and the outstanding securities of Golden Star being converted into the right to receive substantially equivalent securities of the Pubco (c) the adoption of Pubco’s Amended and Restated Memorandum and Articles of Association, and (d) appointment of the members of the Pubco board of directors after the closing of the Mergers. This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Q:	When and where is the Meeting?

A:	The Meeting will be held at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation at 1301 Avenue of the Americas, 40th Floor New York, NY 10019-6022 on [●], 2024, at 10:00 a.m., Eastern Time. Golden Star will also be hosting the Meeting via live webcast on the Internet.

Q:	Can I attend the Meeting in person?

A:	Yes. The Meeting will be held at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation at 1301 Avenue of the Americas, 40th Floor New York, NY 10019-6022. Golden Star will also be hosting the Meeting via live webcast on the Internet. The Meeting will start at 10:00 a.m. Eastern Time, on [●], 2024. Any shareholder can listen to and participate in the Meeting live via the Internet at [●]. Shareholders may vote and submit questions while connected to the Meeting on the Internet with the voter control number included on your proxy card.

Q:	What do I need in order to be able to participate in the Meeting online?

A:	You can attend the Meeting via the Internet by visiting [●]. You will need the voter control number included on your proxy card in order to be able to vote your shares or submit questions during the Meeting. If you do not have a voter control number, you will be able to listen to the meeting only and you will not be able to vote or submit questions during the Meeting.

Q:	What is being voted on at the Meeting?

A:	Golden Star’s shareholders are being asked to vote to approve the Business Combination Proposal, which includes, among other things, the approval of the Business Combination Agreement and transactions contemplated thereby, including the Mergers. See the section entitled “The Business Combination Proposal.” The Business Combination Proposal is conditioned on the approval of each of the Merger Proposal, the Charter Proposal, and the Share Issuance Proposal described below. Therefore, if any of the Merger Proposal, Charter Proposal or the Share Issuance Proposal is not approved, then the Business Combination may not be consummated. The vote on the Charter Proposal is not required by Cayman Islands laws (namely, the law of the jurisdiction of incorporation of Golden Star and the law of the jurisdiction of organization of Pubco). However, pursuant to SEC guidance, Golden Star is submitting the Charter Proposal to its shareholders separate and apart from the Business Combination Proposal for approval. If Golden Star’s shareholders do not approve any of the Business Combination Proposal, the Merger Proposal, the Charter Proposal, or Share Issuance Proposal, the Business Combination may not be consummated.

In accordance with the Cayman Companies Act, Golden Star’ shareholders are also being asked to separately vote to approve the Merger Proposal, which specifically seeks the approval of its shareholders to approve the Second Merger and Second Merger Plan of Merger. See the section entitled “The Merger Proposal.” The Merger Proposal is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, and the Share Issuance Proposal described below. Therefore, if Golden Star’s shareholders do not approve any of the Merger Proposal, the Business Combination Proposal, the Charter Proposal, or Share Issuance Proposal, the Business Combination may not be consummated.

The shareholders of Golden Star are also being asked to consider and vote upon a proposal to approve, in connection with the Business Combination, the replacement of Pubco’s current memorandum and articles of association with the Amended and Restated Memorandum and Articles of Association, to be adopted by the shareholder(s) of Pubco prior to consummation of the Business Combination. See the section entitled “The Charter Proposal.” This vote, separate and apart from the vote on the Business Combination Proposal, is not required by either Cayman Islands laws (i.e., the law of the jurisdiction of organization of Golden Star and Pubco), but is instead being proposed pursuant to SEC guidance. The Charter Proposal is conditioned on the approval of the Business Combination Proposal, the Merger Proposal, and the Share Issuance Proposal. Therefore, if the Business Combination Proposal, Merger Proposal, or Share Issuance Proposal is not approved, then the Charter Proposal will have no effect, even if approved by Golden Star’s shareholders. The Charter Proposal is not conditioned on the separate approval of the Organizational Documents Advisory Proposals described below.

Golden Star’s shareholders are being asked to vote to approve the Organizational Documents Advisory Proposals. The votes on the Organizational Documents Advisory Proposals are also not required by Cayman Islands laws and are instead being submitted to Golden Star’s shareholders pursuant to SEC guidance. These votes will be non-binding and are intended to provide the Golden Star shareholders with an opportunity to present their separate views on important governance provisions that are intended to be adopted by Pubco upon the consummation of the Business Combination. The Organizational Documents Advisory Proposals are conditioned upon the approval of the Charter Proposal.

The Shareholders of Golden Star are also being asked to consider and vote upon a proposal to approve the Equity Incentive Plan. The Equity Incentive Plan Proposal is conditioned on the approval and adoption of each of the Business Combination Proposal, the Merger Proposal, and the Charter Proposal.

In addition to the foregoing proposals, the shareholders are also asked to consider and vote upon a proposal to approve, for purposes of complying with applicable Listing Rules of Nasdaq, the issuance of up to approximately [●] newly issued ordinary shares by Pubco in the Business Combination. See the section entitled “The Share Issuance Proposal.” The Share Issuance Proposal is conditioned on the approval of each of the Business Combination Proposal, the Merger Proposal, and the Charter Proposal. Therefore, if the Business Combination Proposal or Merger Proposal, or Charter Approval is not approved, then the Share Issuance Proposal will not be presented to shareholders at the Meeting. The Share Issuance Proposal is conditioned on the approval and adoption of each of the Business Combination Proposal, the Merger Proposal, and the Charter Proposal.

The Adjournment Proposal to approve the adjournment of the Meeting for the purpose of soliciting additional proxies in favor of the approval of the Business Combination in the event Golden Star does not receive the requisite shareholder vote to approve the Business Combination.

The Adjournment Proposal is not conditioned on the approval of any other Proposal.

If the Board of Directors of Golden Star so determines, the shareholders may also be asked to consider and vote upon a proposal to direct the chairman of the Meeting to adjourn the Meeting to a later date or dates to, among other things, permit further solicitation and vote of proxies if based upon the tabulated vote at the time of the Meeting, Golden Star would not have been authorized to consummate the Business Combination. See the section entitled “The Adjournment Proposal.”

Golden Star will hold the Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Meeting. Shareholders should read it carefully.

The vote of shareholders is important. Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:	Why is Golden Star proposing the Business Combination?

A:	Golden Star was incorporated to effect a merger, capital stock exchange, asset acquisition, or other similar business combination with one or more businesses or entities.

Golden Star completed its Initial Public Offering on May 4, 2023, with each Public Unit consisting of one ordinary share and one Public Right, each entitling the holder thereof to receive two-tenths (2/10) of one ordinary share of Golden Star upon Golden Star’s completion of its initial business combination. The sale of the Public Units, which raised total gross proceeds of $69,000,000, as well as a private placement of Private Placement Units on May 4, 2023, which raised total gross proceeds of $3,070,000, totaling $72,070,000 in gross proceeds. Since the Initial Public Offering, Golden Star’s activity has been limited to the evaluation of business combination candidates.

Golden Star management analyzed investment opportunities in various sectors and geographic regions in an effort to locate the best potential business combination opportunity for its shareholders.

Gamehaus is a technology-driven mobile game publishing company dedicated to nurturing partnerships with and amplifying the success of small- and medium-sized game developers. With its data-driven commercialization support and optimized game distribution solutions, Gamehaus helps small- and medium-sized game developers stay competitive in the global gaming market.

Golden Star believes that a business combination with Gamehaus will provide Golden Star shareholders with an opportunity to participate in a company with significant growth potential. See the section entitled “The Business Combination Proposal—Golden Star’s Board of Directors’ Reasons for Approval of the Business Combination.”

Q:	Why is Golden Star providing shareholders with the opportunity to vote on the Business Combination?

A:	Under its amended and restated memorandum and articles of association, Golden Star must provide all holders of its Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of Golden Star’s initial business combination either in conjunction with a tender offer or in conjunction with a shareholder vote. For business and other reasons, Golden Star has elected to provide its shareholders with the opportunity to have their Public Shares redeemed in connection with a shareholder vote rather than a tender offer. Therefore, Golden Star is seeking to obtain the approval of its shareholders of the Business Combination Proposal and the Charter Proposal in order to allow its Public Shareholders to effectuate Redemptions of their Public Shares in connection with the consummation of the Business Combination.

Q:	Are the proposals conditioned on one another?

A:	Each of the Business Combination Proposal, the Merger Proposal, the Charter Proposal, and the Share Issuance Proposal are conditioned upon each other. If Golden Star’s shareholders do not approve any of the Business Combination Proposal, the Merger Proposal, the Charter Proposal, or the Share Issuance Proposal, the Business Combination may not be consummated. Further, the Equity Incentive Proposal is conditioned on the approval and adoption of each of the Business Combination Proposal, the Merger Proposal, and the Charter Proposal.

Unless the Business Combination Proposal, the Merger Proposal, and the Charter Proposal are approved, the Share Issuance Proposal will not be presented to the shareholders of Golden Star at the Meeting. In addition, as required by applicable SEC guidance, to give shareholders the opportunity to present their views on important corporate governance provisions, Golden Star is requesting that its shareholders vote, on a non-binding advisory basis, upon the Organizational Documents Advisory Proposals to approve certain governance provisions contained in proposed Amended and Restated Memorandum and Articles of Association of Pubco that materially affect shareholder rights, and will be adopted if the Charter Proposal is approved by the shareholders and the Business Combination is consummated. See the section entitled “The Charter Proposal.” Neither the Business Combination, the Merger Proposal, the issuances contemplated by the Share Issuance Proposal, nor the adoption of the Amended and Restated Memorandum and Articles of Association of Pubco is conditioned on the Organizational Documents Advisory Proposals.

The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that (a) in the event that the Business Combination Proposal, the Merger Proposal, the Charter Proposal, or the Share Issuance Proposal does not receive the requisite votes for approval, then Golden Star will not consummate the Business Combination and (b) because the adoption of the Amended and Restated Memorandum and Articles of Association is a condition to the parties’ obligations to consummate the Business Combination, in the event that the Charter Proposal does not receive the requisite votes for approval, then Golden Star may not consummate the Business Combination. If Golden Star does not consummate the Business Combination and fails to complete an initial business combination by February 4, 2025 (or such later date as may be approved by Golden Star’s shareholders in an amendment to the Golden Star amended and restated articles of association), then Golden Star will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to its Public Shareholders.

Q:	What will happen in the Business Combination?

A:	At the Closing, (a) the First Merger Sub will merge with and into Gamehaus, with Gamehaus surviving the First Merger as a wholly-owned subsidiary of Pubco and the outstanding shares of Gamehaus being converted into the right to receive shares of Pubco; and (b) the Second Merger Sub will merge with and into Golden Star, with Golden Star surviving the Second Merger as a wholly-owned subsidiary of the Pubco and the outstanding securities of Golden Star being converted into the right to receive substantially equivalent securities of the Pubco (the Mergers together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Transactions”). In particular, (i) each outstanding ordinary share of Golden Star will be converted into one Class A Ordinary Share, and (ii) each outstanding Right of Golden Star will be exchanged for two-tenths (2/10) of a Class A Ordinary Share. The cash held in the Trust Account and the proceeds from any financing transactions in connection with the Business Combination will be used by Pubco for working capital and general corporate purposes following the consummation of the Business Combination. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. For Pubco’s organizational structure chart upon consummation of the Business Combination, please see “The Business Combination Agreement—Transaction and Organizational Structures Prior to and Following Consummation of the Business Combination.”

Q:	What are the U.S. federal income tax consequences of the Business Combination to me?

A:

It is intended that the Second Merger qualifies as an exchange described in Section 351(a) of the Code and/or as a reorganization under Section 368(a) of the Code. Assuming such qualification, a U.S. holder that receives Class A Ordinary Shares in exchange for ordinary shares of Golden Star in the Second Merger generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the Class A Ordinary Shares received in the Second Merger by a U.S. holder should be equal to the adjusted tax basis of the ordinary shares of Golden Star exchanged therefor. The holding period of the Class A Ordinary Shares should include the holding period during which the ordinary shares of Golden Star exchanged therefor were held by such U.S. holder.

Even if the Business Combination otherwise qualifies as an exchange described in Section 351(a) of the Code and/or as a reorganization under Section 368(a) of the Code, U.S. holders may be required to recognize gain (but not loss) on account of the application of the Passive Foreign Investment Company rules, as described in more detail under “Material U.S. Federal Income Tax Considerations—Tax Consequences of the Business Combination to U.S. Holders of Golden Star Securities—Application of the Passive Foreign Investment Company Rules to the Business Combination.”

For additional discussion of the U.S. federal income tax treatment of the Business Combination, see the section entitled “Material U.S. Federal Income Tax Considerations—Tax Consequences of the Business Combination to U.S. Holders of Golden Star Securities.”

Q:	What conditions must be satisfied or waived to complete the Business Combination?

A:	There are a number of closing conditions to the Business Combination, including, but not limited to, the following: (i) the representations and warranties of each of Golden Star and Gamehaus being true and correct on and as of the Closing (subject to Material Adverse Effect); (ii) each of Golden Star and Gamehaus having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Golden Star and Gamehaus since the date of the Business Combination Agreement which is continuing and uncured; (iv) receipt by Gamehaus and the Pubco of the Founders Registration Rights Agreement Amendment; (v) each of the Founder Lock-Up Agreements entered into by and among the Pubco, the Purchaser Representative, Gamehaus, Golden Star, and each holder of the Founder Shares being in full force and effect as of the Closing; and (vi) each of the Sellers having received from Pubco a registration rights agreement covering the merger consideration shares received by the Sellers duly executed by the Pubco.

For a summary of all of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “The Business Combination Proposal — The Business Combination Agreement and Related Agreements.”

Q:	Did the Golden Star board obtain a fairness opinion in determining whether to proceed with the Business Combination?

A:	Yes. The Golden Star Board received the fairness opinion from CHFT Advisory and Appraisal Ltd., as to the fairness, from a financial point of view, to Gamehaus, of the consideration to be paid by Golden Star (in the form of Pubco Ordinary Shares) pursuant to the Business Combination Agreement. For additional information, please see the section titled “Proposal No. 1—The Business Combination Proposal—Summary of Financial Analysis of CHFT Advisory and Appraisal Ltd.” and the opinion of CHFT Advisory and Appraisal Ltd. attached hereto as Annex F.

Q:	What equity stake will current Public Shareholders, the Sponsor, the Initial Shareholders and the Sellers and their affiliates hold in Pubco immediately after the completion of the Business Combination?

A:

Upon the completion of the Business Combination, assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination (assuming automatic conversion of rights into ordinary shares), Public Shareholders, the Sponsor, and the Sellers will own approximately 11.47%, 3.46%, and 85.07% of the outstanding shares of Pubco, respectively, such percentages have been calculated assuming that the Sellers receive approximately 50,000,000 Ordinary Shares of Pubco.

If any of the Public Shareholders exercise their redemption rights, the percentage of the Pubco’s outstanding Ordinary Shares held by the Public Shareholders will decrease and the percentages of Pubco’s outstanding Ordinary Shares held by the by the Sellers and their affiliates will increase, in each case relative to the percentage held if none of the Public Shares are redeemed.

The following table illustrates varying beneficial ownership levels in Pubco, based on the assumption of (i) no redemptions, (ii) redemption of 50% of the Public Shares, and (iii) redemption of 100% of the Public Shares, by Public Shareholders. If the actual facts are different from the foregoing assumptions, the share amounts and percentage ownership numbers set forth below will be different.

Potential Pubco Ordinary Shares outstanding and percentage ownership interest in total outstanding Pubco Ordinary Shares upon consummation of the Business Combination (including (x) the issuance of Pubco Class A Ordinary Shares with respect to the conversion of the rights held by Golden Star shareholders, and (y) Pubco Ordinary Shares issuable to shareholders of Gamehaus):

	Assuming No Redemptions		Assuming 50% Redemptions		Assuming 100% Redemptions
	Share	%	Share	%	Share	%
Golden Star’s Public Shares*	5,303,393	9.0%	2,651,697	4.7%	-	0.0%
Golden Star’s Founder Shares	1,725,000	2.9%	1,725,000	3.1%	1,725,000	3.2%
Private Shares	307,000	0.5%	307,000	0.5%	307,000	0.6%
Shares issuable upon the conversion of the Public and Private Rights held by Golden Star Shareholders	1,441,400	2.5%	1,441,400	2.6%	1,441,400	2.7%
Gamehaus Shares	50,000,000	85.1%	50,000,000	89.1%	50,000,000	93.5%
Pro Forma Ordinary Shares	58,776,793	100.0%	56,125,097	100.0%	53,473,400	100.0%

*	Subsequent to December 31, 2023, 1,596,607 Golden Star’s shares were redeemed. The remaining public shares of Golden Sar was 5,303,393 shares.

Q:	What are the effective underwriting fees under the various redemption scenarios?

A:	Ladenburg Thalmann & Co. Inc. (“Ladenburg”), the representative of the underwriters in the IPO, is entitled to a deferred underwriting commission upon the closing of the Business Combination of 2.5% of the gross proceeds of the IPO, or $1,725,000, which amount is not subject to change, regardless of the number of Public Shares redeemed. The following table illustrates the effective deferred underwriting fee on a percentage basis for outstanding Public Shares allocable to the Public Shareholders at each assumed redemption scenario:

	Assuming No Redemptions		Assuming 50% Redemptions		Assuming 100% Redemptions
Equity Capitalization Summary	Shares		Shares		Shares
Unredeemed Public Shares	5,303,393	100%	2,651,697	50%	0	0%
Effective Underwriting Fee		2.5%		5%		N/A	%

Q:	What vote is required to approve the proposals presented at the Meeting?

A:	The approval of each of the Business Combination Proposal, the Charter Proposal, the Equity Incentive Plan Proposal, the Organizational Documents Advisory Proposals, the Share Issuance Proposal, and the Adjournment Proposal (the “Ordinary Resolution Proposals”) requires the affirmative vote of a majority of the votes cast by the Golden Star shareholders as, being entitled to do so, vote in person or by proxy at the Meeting at which a quorum exists. Assuming a quorum exists, a shareholder’s failure to vote by proxy or in person at the Meeting will have no effect on the affirmative vote required to adopt the foregoing proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on the affirmative vote required to adopt any of the proposals. As of April 30, 2024, the record date for the Meeting (the “Record Date”), there were 1,725,000 Founder Shares and 307,000 Private Shares issued and outstanding, which constitute approximately 27.7% of the outstanding ordinary shares of Golden Star. As of the Record Date, no affirmative vote of the ordinary shares owned by the Public Shareholders are required to approve the Ordinary Resolution Proposals, assuming that the number of ordinary shares present in person or by proxy at the Meeting equals the quorum requirement of 3,667,697 ordinary shares, and all such 3,667,697 ordinary shares are voted on each Ordinary Resolution Proposal at the Meeting.

The approval of the Merger Proposal will require a special resolution, being a resolution passed at the Meeting by the affirmative vote of at least two-thirds (2/3) of the votes cast by holders of the ordinary shares of Golden Star as, being entitled to do so, vote in person or by proxy at the Meeting at which a quorum exists. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on the affirmative vote required to adopt the Merger Proposal. The holders of the Founder Shares and Private Shares have agreed to vote their shares in favor of the Merger Proposal. Such holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting. As of the Record Date, there were 1,725,000 Founder Shares and 307,000 Private Shares issued and outstanding, which constitute approximately 27.7% of the outstanding ordinary shares of Golden Star. As of the Record Date, the affirmative vote of 413,132 ordinary shares owned by the Public Shareholders or approximately 7.8% of the ordinary shares owned by the Public Shareholders, are required to approve the Merger Proposal, assuming that the number of ordinary shares present in person or by proxy at the Meeting equals the quorum requirement of 3,667,697 ordinary shares, and all such 3,667,697 ordinary shares are voted on the Merger Proposal at the Meeting.

Q:	What constitutes a quorum at the Meeting?

A:	For a quorum to exist, no less than 50% in voting power of Golden Star’s issued and outstanding ordinary shares and entitled to vote at the Meeting are required to be present in person or by proxy. In the absence of a quorum, the chairman of the Meeting has the power to adjourn the Meeting. As of the Record Date, 3,667,697 ordinary shares of Golden Star would be required to achieve a quorum. Considering the Sponsor holds an aggregate of 2,032,000 ordinary shares which constitute approximately 27.7% of the outstanding ordinary shares of Golden Star, Public Shareholders holding at least 1,635,697 ordinary shares, or approximately 22.3% of the outstanding ordinary shares of Golden Star, will be required to be present at the Meeting in order to constitute a quorum.

Q:	How do the insiders of Golden Star intend to vote on the proposals?

A:	Golden Star’s holders of Founder Shares and Private Shares beneficially own and are entitled to vote an aggregate of approximately 27.7% of the outstanding ordinary shares of Golden Star. The holders of Founder Shares and Private Shares have agreed to vote their securities in favor of the Business Combination Proposal. Such holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting.

Q:	Do I have Redemption rights?

A:	Pursuant to Golden Star’s memorandum and articles of association, holders of Public Shares may elect to have their shares redeemed for cash at the applicable Redemption price per share calculated in accordance with Golden Star’s memorandum and articles of association. As of April 30, 2024, the Record Date, based on funds in the Trust Account of approximately $[●] million, this would have amounted to approximately $10.[●] per share. If a holder exercises its Redemption rights, then such holder will be exchanging its ordinary shares of Golden Star for cash. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands Redemption and delivers its shares (either physically or electronically) to Golden Star’s transfer agent prior to the Meeting.

Q:	Will how I vote affect my ability to exercise Redemption rights?

A:

No. You may exercise your Redemption rights whether or not you are a holder of Golden Star ordinary shares on the Record Date (so long as you are a holder at the time of exercise), or whether or not you are a holder and vote your ordinary shares of Golden Star on the Business Combination Proposal (for or against) or any other proposal described by this proxy statement/prospectus. As a result, the Business Combination Agreement can be approved by shareholders who will redeem their shares and no longer remain shareholders, leaving shareholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer shareholders, potentially less cash and the potential inability to meet the listing standards of the Nasdaq Global Market.

Q:	How do I exercise my Redemption rights?

A:	If you are a holder of Public Shares and wish to exercise your Redemption rights, you must demand that Golden Star convert your shares into cash no later than 5:00 p.m. Eastern Time on [●], 2024 (two (2) business days prior to the vote on the Business Combination Proposal) by (A) submitting your request in writing to Vstock at the address listed at the end of this section and (B) delivering your stock to Golden Star’s transfer agent physically or electronically using The Depository Trust Company’s Deposit Withdrawal at Custodian (DWAC) System. If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system.

Any holder of Public Shares (whether or not they are a holder on the Record Date) will be entitled to demand that his, her, or its shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which was approximately $[●] million, or approximately $10.[●] per share, as of the Record Date). Such amount, less any owed but unpaid taxes on the funds in the Trust Account, will be paid promptly upon consummation of the Business Combination. There are currently no owed but unpaid income taxes on the funds in the Trust Account. Your vote on any proposal will have no impact on the amount you will receive upon exercise of your Redemption rights.

Any request for Redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Meeting. If you deliver your shares for Redemption to Golden Star’s transfer agent and later decide prior to the Meeting not to elect redemption, you may request that Golden Star’s transfer agent return the shares (physically or electronically). You may make such request by contacting Golden Star’s transfer agent at the phone number or address listed herein.

Any corrected or changed proxy card or written demand of Redemption rights must be received by Golden Star’s secretary prior to the vote taken on the Business Combination Proposal at the Meeting. No demand for Redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to Golden Star’s transfer agent at least two (2) business days prior to the vote at the Meeting.

If a holder of Public Shares properly makes a demand for Redemption as described above, then, if the Business Combination is consummated, Golden Star will convert these shares into a pro rata portion of funds deposited in the Trust Account. If you exercise your Redemption rights, then you will be exchanging your ordinary shares of Golden Star for cash and will not be entitled to Pubco Class A Ordinary Shares with respect to your ordinary shares of Golden Star upon consummation of the Business Combination. If the Business Combination is not approved or completed for any reason, then holders of Public Shares who elected to exercise their Redemption rights would not be entitled to convert their shares for the applicable pro rata share of the Trust Account. In such case, Golden Star will promptly return any shares delivered by Public Shareholders and such holders may only share in the assets of the Trust Account upon the liquidation of Golden Star. This may result in holders receiving less than they would have received if the Business Combination was completed and they exercised Redemption rights in connection therewith due to potential claims of creditors against the Trust Account.

If you are a holder of Public Shares and you exercise your Redemption rights, it will not result in the loss of any Golden Star rights that you may hold. Your Rights will automatically be converted into two-tenths (2/10) of an Ordinary Share upon the consummation of the Business Combination. If holders redeem their Public Shares at Closing but continue to hold Public Rights after the Closing, the aggregate value of the Public Rights that may be retained by them, based on the closing trading price Public Right as of the Record Date, would be $[●] million regardless of the amount of redemptions by the Public Shareholders.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

Holders of Golden Star ordinary shares who exercise their redemption rights to receive cash will be considered for U.S. federal income tax purposes to have made a sale or exchange of the tendered shares, or will be considered for U.S. federal income tax purposes to have received a distribution with respect to such shares that may be treated as: (i) dividend income, (ii) a non-taxable recovery of basis in their investment in the tendered shares, or (iii) gain (but not loss) as if the shares with respect to which the distribution was made had been sold. See the section entitled “Material U.S. Federal Income Tax Considerations—Tax Consequences of the Business Combination to U.S. Holders of Golden Star Securities.”

Q:	If I am a Unit holder, can I exercise Redemption rights with respect to my Units?

A:	Holders of outstanding Public Units must separate the underlying ordinary share and Public Rights prior to exercising Redemption rights with respect to the Public Shares.

If you hold Units registered in your own name, you must deliver the certificate for such Units to Vstock, Golden Star’s transfer agent, with written instructions to separate such Units into Public Shares and Rights. This must be completed far enough in advance to permit the mailing of the Public Share certificates back to you so that you may then exercise your Redemption rights upon the separation of the Public Shares from the Units. See “How do I exercise my Redemption rights?” above. The address of Vstock is listed under the question “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company, or other nominee holds your Public Units, you must instruct such nominee to separate your Public Units. Your nominee must send written instructions by facsimile to Vstock, Golden Star’s transfer agent. Such written instructions must include the number of Public Units to be split and the nominee holding such Public Units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant Public Units and a deposit of an equal number of Public Shares and Public Rights. As detailed in the following sentence, this must be completed far enough in advance to permit your nominee to exercise your Redemption rights upon the separation of the Public Shares from the Public Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your Redemption rights.

Q:	Do I have appraisal rights if I object to the proposed Business Combination?

A:	Under the Cayman Companies Act, a member of a constituent company incorporated under the Cayman Companies Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation. However, no dissent rights will be available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under the Cayman Companies Act, but this shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to the relevant sections of the Cayman Companies Act to accept for such shares anything except (i) shares of a surviving or consolidated company, or depository receipts in respect thereof, (ii) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders, (iii) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (i) and (ii), or (iv) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (i), (ii) and (iii).

Golden Star Public Shareholders will not have appraisal rights in connection with the Second Merger, on the basis that Golden Star Public Shareholders will, pursuant to the Second Merger Plan of Merger and upon the Second Merger, receive Pubco Class A Ordinary Shares in exchange for the securities held in Golden Star, and such Pubco Class A Ordinary Shares will be listed on an exchange that falls within the definition of (ii) above.

Q:	What happens to the funds deposited in the Trust Account after the consummation of the Business Combination?

A:	Of the net proceeds of Golden Star’s Initial Public Offering and simultaneous private placements, a total of $69,690,000 was placed in the Trust Account immediately following the Initial Public Offering. As of the Record Date, the amount held in the Trust Account is $[ ]. After the consummation of the Business Combination, the funds in the Trust Account will be used by Golden Star to pay holders of the Public Shares who exercise Redemption rights, to pay fees and expenses incurred in connection with the Business Combination with Gamehaus (including fees payable to certain underwriters in connection with the Business Combination), and to repay any loans owed by Golden Star. Any remaining funds will be paid to Gamehaus (or as otherwise designated in writing by Gamehaus to Golden Star prior to the Closing) and used for working capital and general corporate purposes of Pubco and its subsidiaries.

Q:	What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their Redemption rights?

A:	Unlike some other blank check companies which require Public Shareholders to vote against a business combination in order to exercise their redemption rights, Golden Star’s Public Shareholders may vote in favor of the Business Combination and exercise their Redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are substantially reduced as a result of Redemption by Public Shareholders. However, the Business Combination will not be consummated if, upon the consummation of the Business Combination, Golden Star does not have at least $5,000,001 in net tangible assets after giving effect to payment of amounts that Golden Star will be required to pay to redeeming shareholders upon consummation of the Business Combination and the proceeds from any private placement investment.

With fewer public shares and public shareholders, the trading market for Pubco Class A Ordinary Shares may be less liquid than the market for Golden Star’s ordinary shares was prior to the Merger, and Pubco may not be able to meet the listing standards for Nasdaq or another national securities exchange. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into Gamehaus’ business will be reduced.

Q:	What happens to the ownership and voting control of the combined company after the Business Combination and what is the effect on the voting power of Public Shareholders under the combined company’s new dual-class structure?

A:

The dual-class structure of Pubco Ordinary Shares has the effect of concentrating voting control in Mr. Feng Xie, Chairman of Board of Directors of Pubco, because following the consummation of the Business Combination he will beneficially own 84.42% of the aggregate voting power of Pubco (assuming no redemptions) or 86.07% of the aggregate voting power of Pubco (if 100% of the Public Shares are redeemed). This presents certain risks since his interests may not be aligned with the interests of Pubco’s other shareholders in all circumstances.

Pubco has a dual-class voting structure, consisting of Pubco Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Pubco Class A Ordinary Shares are entitled to one vote per share, and holders of Pubco Class B Ordinary Shares are entitled to 15 votes per share. This unbalanced and disparate allocation of voting power, will cause Mr. Xie, as the sole beneficial owner of Pubco Class B Ordinary Shares, to have a disparately higher concentration of voting power, representing approximately 84.42% of the aggregate voting power of Pubco Class A Ordinary Shares and Pubco Class B Ordinary Shares voting as a single class assuming no redemptions are made by the Golden Star Public Shareholders, or 86.07% of the aggregate voting power assuming 100% redemption by the Golden Star Public Shareholders, of their Golden Star ordinary shares. As a result of the disparate voting power of the Pubco Class B Ordinary Shares beneficially owned by Mr. Xie, he will possess the ability to control Pubco’s business, including decisions regarding mergers, consolidations, and the sale of all or substantially all of its assets, the election of directors, and other significant corporate actions.

Mr. Xie, in his capacity as a shareholder of Pubco, may take actions that are not in the best interests of Pubco or its other shareholders. These corporate actions may be taken even if they are opposed by Pubco’s other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of transactions that shareholders may consider favorable, including ones in which shareholders might otherwise receive a premium for their shares. Future issuances of Pubco Class B Ordinary Shares may also be dilutive to the holders of Pubco Class A Ordinary Shares. As a result, the market price of Pubco Class A Ordinary Shares could be adversely affected.

Q:	What happens if the Business Combination is not consummated?

A:	Under its Amended and Restated Memorandum and Articles of Association, Golden Star has a period of nine months from the completion of its initial public offering to complete its initial business combination. In addition, the Amended and Restated Memorandum and Articles of Association provide that the Golden Star’s sponsor and Board of Directors may extend the date by which Golden Star must complete its initial business combination by a total of 12 months. Accordingly, if Golden Star does not complete the Business Combination with Gamehaus or another business combination by February 4, 2025 (if extended to the maximum 21 months following closing of the IPO or such later date as may be approved by Golden Star’s shareholders in an amendment to the Golden Star amended and restated articles of association), Golden Star must: (i) redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to an amount then held in the Trust Account (which was approximately $[●] million as of the Record Date), (ii) cease all operations except for the purpose of winding up, and (iii) subject to the approval of its remaining shareholders and its board of directors, dissolve and liquidate. In such event, Golden Star’s Rights will expire worthless, and the 1,725,000 Founder Shares and 307,000 shares underlying the Private Placement Units would also be worthless. For more information about the liquidation process, see “Other Information Related to Golden Star— Liquidation if no Business Combination.

Q:	When do you expect the Business Combination to be completed?

A:	It is currently anticipated that the Business Combination will be consummated promptly following the Meeting, which is set for [●], 2024; however, the Meeting could be adjourned, as described above. For a description of the conditions for the completion of the Business Combination, see the section entitled “The Business Combination Agreement — Conditions to the Consummation of the Business Combination.”

Q:	What do I need to do now?

A:	Golden Star urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a shareholder of Golden Star. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	How do I vote?

A:

If you are a holder of record of ordinary shares of Golden Star on the Record Date, you may vote in person at the Extraordinary General Meeting or by submitting your proxy by completing, signing, dating, and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. In addition, you may be able to vote over the Internet by visiting [●] with the voter control number included on your proxy card. To attend the meeting by telephone, please dial the toll-free number at [●] in the United States and Canada or [●] (toll rates apply) from outside the United States and Canada. The passcode for telephone access is [●]. You may vote by telephone until the polls are closed on the date of the Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Meeting and vote, obtain a proxy from your broker, bank or nominee. In addition, you may attend the meeting and vote your shares using the voter control number included on your proxy card.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:	As disclosed in this proxy statement/prospectus, your broker, bank, or nominee cannot vote your shares on the Proposals unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. However, broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on any of the proposals.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. Shareholders may (i) enter a new vote by Internet or telephone, (ii) send a later dated, signed proxy card to Golden Star’s secretary at the address set forth below so that it is received by Golden Star’s Chief Executive Officer prior to the vote at the Meeting or (iii) attend the Meeting via live webcast and vote virtually via the Internet. Shareholders also may revoke their proxy by sending a notice of revocation to Golden Star’s Chief Executive Officer at 99 Hudson Street, 5th Floor, New York, New York 10013, which notice must be received by Golden Star’s Chief Executive Officer prior to the vote at the Meeting.

Q:	What happens if I fail to take any action with respect to the Meeting?

A:	If you fail to take any action with respect to the Meeting and the Business Combination is approved by shareholders and consummated, you will become a shareholder and/or warrant holder of Pubco. If you fail to take any action with respect to the Meeting and the Business Combination is not approved, you will continue to be a shareholder holder of Golden Star.

Q:	What should I do with my share certificates?

A:	After the consummation of the Business Combination, Pubco’s transfer agent will send instructions to Golden Star security holders regarding the exchange of their Golden Star securities for Pubco securities. Golden Star shareholders who exercise their Redemption rights must deliver their stock certificates to Golden Star’s transfer agent (either physically or electronically) at least two (2) business days prior to the Meeting.

Q:	What should I do if I receive more than one set of voting materials?

A:	Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your Golden Star shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Golden Star shares.

Q:	Who can help answer my questions?

A:	If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

Golden Star Acquisition Corporation
99 Hudson Street, 5th Floor,

New York, New York 10013
Attn: Linjun Guo
(646) 706-5365

or

Advantage Proxy, Inc.

P.O. Box 10904

Yakima, WA 98909

Toll Free Telephone: (877) 870-8565

Main Telephone: (206) 870-8565

Email: ksmith@advantageproxy.com

You may also obtain additional information about Golden Star from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek Redemption of your shares, you will need to deliver your stock (either physically or electronically) to Golden Star’s transfer agent at the address below at least two (2) business days prior to the Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Vstock Transfer LLC

18 Lafayette Place

Woodmere, New York 11598

Email: shay@vstocktransfer.com

Tel: (212) 828-8436

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all the information that is important to you. To better understand the proposals to be submitted for a vote at the Meeting, including the Business Combination Proposal, you should carefully read this entire proxy statement/prospectus, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus as well as the other annexes attached hereto. The Business Combination Agreement is the legal document that governs the Mergers and the other Transactions that will be undertaken in connection with the Business Combination. It is also described in detail in this proxy statement/prospectus in the section entitled “Summary of the Material Terms of the Business Combination Agreement,” but is qualified by reference to the complete text of the Business Combination Agreement.

The Parties

Golden Star

Golden Star Acquisition Corporation, which is referred to as Golden Star, is a blank check company incorporated in the Cayman Islands on July 9, 2021. Golden Star was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, share purchase, reorganization, or similar business combination or other similar business combination with one or more businesses or entities.

On May 4, 2023, Golden Star consummated its Initial Public Offering of 6,900,000 Public Units, including the underwriters’ full exercise of its over-allotment option, at a price of $10.00 per Public Unit, generating gross proceeds of $69,000,000. Simultaneously with the closing of the Initial Public Offering, Golden Star consummated the private placement of an aggregate of 307,000 Private Placement Units at a price of $10.00 per Unit, generating gross proceeds of $3,070,000. The total offering generated an aggregate amount of gross proceeds of $72,070,000 to Golden Star.

Following the Initial Public Offering and the simultaneous private placement, a total of $70,337,513 in net proceeds was placed in a U.S.-based trust account at Wilmington Trust, N.A., as trustee. This amount was comprised of proceeds of $69,000,000 in gross proceeds (which amount includes $1,725,000 of the underwriters’ deferred discount) from the Initial Public Offering (including the proceeds received from the exercise by the underwriters of the over-allotment option), and a total of $3,070,000 in gross proceeds for the sale of the Private Placement Units, minus a setoff for cancellation of $500,000 of indebtedness to the Sponsor. The Initial Public Offering was conducted pursuant to a registration statement on Form S-1 (File No. 333-261569) that became effective on May 1, 2023.

After the consummation of the Business Combination, the funds in the Trust Account will be used by Golden Star to pay holders of the Public Shares who exercise Redemption rights, to pay deferred underwriting compensation of $1,725,000, to pay fees and expenses incurred in connection with the Business Combination with Gamehaus, and used for working capital and general corporate purposes of Pubco and its subsidiaries. Golden Star’s Public Units, Public Shares, and Public Rights are listed on the Nasdaq Global Market under the symbols “GODNU,” “GODN,” and “GODNR,” respectively.

The mailing address of Golden Star’s principal executive office is 99 Hudson Street, 5th Floor, New York, New York 10013, and its telephone number is (646) 706-5365. After the consummation of the Business Combination, Golden Star will become a wholly owned subsidiary of Pubco.

Pubco

Pubco was incorporated on July 20, 2023 solely for the purpose of effectuating the Business Combination described herein. Pubco was incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Pubco owns no material assets and does not operate any business. Prior to the consummation of the Business Combination, the sole director of Pubco is Mr. Feng Xie and the sole shareholder of Pubco is Gamehaus.

The mailing address of Pubco’s registered office is at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, and its telephone number is [●].

After the consummation of the Business Combination, Pubco’s principal executive office will be that of Gamehaus, located at 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New District, Shanghai, the PRC.

First Merger Sub

First Merger Sub was incorporated on July 20, 2023 solely for the purpose of effectuating the Business Combination described herein. First Merger Sub was incorporated under the laws of the Cayman Islands as an exempted company. First Merger Sub owns no material assets and does not operate any business. Prior to the consummation of the Business Combination, the sole director of First Merger Sub is Feng Xie, and the sole shareholder of First Merger Sub is Pubco.

Second Merger Sub

Second Merger Sub was incorporated on July 20, 2023 solely for the purpose of effectuating the Business Combination described herein. Second Merger Sub was incorporated under the laws of the Cayman Islands as an exempted company. Second Merger Sub owns no material assets and does not operate any business. Prior to the consummation of the Business Combination, the sole director of Second Merger Sub is Feng Xie, and the sole shareholder of Second Merger Sub is Pubco.

Gamehaus

Gamehaus is an exempted company with limited liability incorporated in the Cayman Islands. As a holding company with no material operations of its own, Gamehaus conducts all of its operations through its operating subsidiaries in Singapore, Hong Kong, and mainland China. Gamehaus is a technology-driven mobile game publishing company dedicated to nurturing partnerships with and amplifying the success of small- and medium-sized game developers. With its data-driven commercialization support and optimized game distribution solutions, Gamehaus helps small- and medium-sized game developers stay competitive in the global gaming market.

As a game publisher targeting the global market, Gamehaus distributes mobile games created by its developer partners across a wide range of gaming markets worldwide, including in countries such as the U.S., the U.K., Australia, Germany, France, Canada, Brazil, Japan, and India, among others. As of the date of this proxy statement/prospectus, Gamehaus has built a diverse game portfolio across multiple genres, including social casino, match, simulation, role-playing game (“RPG”), puzzle, and bingo. See “Business of Gamehaus—Game Genres and Portfolio.” Gamehaus’ most popular game category is social casino, and the majority of its users for this genre are located in Europe and North America. As a result, more than 75% of its revenue for the six months ended December 31, 2023 and the fiscal year ended June 30, 2023 was derived from the European and North American markets. As of the date of this proxy statement/prospectus, Gamehaus has published approximately 110 mobile games and has achieved over 200 million cumulative downloads.

Gamehaus operates as a game publishing company, but its role extends beyond that. As Gamehaus understands the challenges faced by small- and medium-sized game developers, who typically lack commercialization capabilities and face intense competition from larger game developers in the mobile gaming industry with channel and resource advantages, it has developed a symbiotic relationship with small- and medium-sized game developers to drive mutual growth and success. Specifically, by leveraging its extensive experience in the mobile gaming industry, its technological advantages, and its data-driven insights into game content production and distribution, Gamehaus offers a comprehensive package of services covering all aspects of the game life cycle, including (i) game development, (ii) screening and pre-publication testing, (iii) user acquisition, and (iv) monetization. See “Business of Gamehaus—Services.” Gamehaus’ proven and scalable growth model allows it to remain an asset-light company while fostering partnerships with game developers by selecting games that are most likely to succeed and distribute these games through the most appropriate distribution channels, so as to maximize the return on investment (the “ROI”) in game promotion and marketing. As of the date of this proxy statement/prospectus, Gamehaus has worked with over 70 developer partners since its incorporation, who are all located in the PRC.

Gamehaus’ revenue for the six months ended December 31, 2023 was $77.2 million, with net cash flows used in operating activities of $2.3 million, compared to $77.8 million of revenue and $1.4 million of net cash flows generated by operating activities for the six months ended December 31, 2022. Gamehaus’ revenue for the fiscal year ended June 30, 2023 was $168.2 million, with net cash flows generated from operating activities of $2.2 million, compared to $140.9 million of revenue and $3.7 million of net cash flows used in operating activities for the fiscal year ended June 30, 2022. Gamehaus had net income of $3.9 million, $4.1 million, and $1.5 million for the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022, respectively. For additional information regarding Gamehaus, see the section of this proxy statement/prospectus entitled “Business of Gamehaus.”

The mailing address of Gamehaus’ principal executive office is 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New District, Shanghai, the PRC, and its telephone number is +86-021-68815668.

Organizational Structure

Pubco is a holding company incorporated in the Cayman Islands with no material operations of its own and is not a Chinese operating company. As a result, Pubco will conduct all of its operations through its operating subsidiaries in Singapore, Hong Kong, and mainland China following the consummation of the Business Combination. The Pubco Class A Ordinary Shares offered in this proxy statement/prospectus are shares of the Cayman Islands holding company instead of shares of Pubco’s operating entities in the PRC. Holders of Pubco Class A Ordinary Shares do not directly own any equity interests in Pubco’s PRC subsidiaries, but will instead own shares of a Cayman Islands holding company. The Chinese regulatory authorities could disallow Pubco’s corporate structure, which would likely result in a material change in our operations and/or a material change in the value of Pubco Class A Ordinary Shares, including that it could cause the value of Pubco Class A Ordinary Shares to significantly decline or become worthless. See “Risk Factors—Risks Relating to Doing Business in the PRC—Chinese regulatory authorities could disallow Pubco’s holding company structure, which may result in a material change in its operations and/or a material change in the value of the securities Pubco is registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.”

The following diagram illustrates Gamehaus’ corporate structure as of the date of this proxy statement/prospectus:

Notes: The percentage of voting interest held by each of Gamehaus’ shareholders is calculated on the basis that each holder of ordinary shares of Gamehaus is entitled to one vote per share and each holder of preferred shares of Gamehaus is also entitled to one vote per share.

(1)	Represents 46,839,944 ordinary shares of Gamehaus held by Funtery Holding Limited, a British Virgin Islands company, which is (a) 33.33% owned by Cyberjoy Holding Limited, a British Virgin Islands company wholly owned by Feng Xie; and (b) 66.67% owned by Funomic Holding Limited, a British Virgin Islands company that is wholly owned by Playfund Trust, a trust established under the laws of the Republic of Singapore by Feng Xie, as settlor, with Vistra Trust (Singapore) Pte. Limited being appointed as the trustee and Cyberjoy Holding Limited as the beneficiary.

(2)	Represents 15,960,400 ordinary shares of Gamehaus held by Xi Yan, the 100% owner of Joystick Holding Limited, as of the date of this proxy statement/prospectus.

(3)	Represents 3,192,080 ordinary shares of Gamehaus held by Ling Yan, the 100% owner of Azuresky Holding Limited, as of the date of this proxy statement/prospectus.

(4)	Represents 7,980,200 ordinary shares of Gamehaus held by Yimin Cai, the 100% owner of Carmira Holding Limited, as of the date of this proxy statement/prospectus.

(5)	Represents 16,957,925 preferred shares of Gamehaus held by True Thrive Limited, as of the date of this proxy statement/prospectus.

(6)	Represents 8,866,960 preferred shares of Gamehaus held by DWC Technology Limited, as of the date of this proxy statement/prospectus.

(7)	Represents 13,300,280 preferred shares of Gamehaus held by Shanghai Yingben Investment Partnership (Limited Partnership), as of the date of this proxy statement/prospectus.

(8)	Represents 9,897,842 preferred shares of Gamehaus held by Beijing Zhiyi, as of the date of this proxy statement/prospectus.

(9)	Represents 8,866,960 preferred shares of Gamehaus held by Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership), as of the date of this proxy statement/prospectus.

(10)	Represents 7,980,200 preferred shares of Gamehaus held by Shanghai Jintou Network Technology Co., Ltd., as of the date of this proxy statement/prospectus.

(11)	Represents an aggregate of 8,866,960 preferred shares and 1,436,436 ordinary shares of Gamehaus held by three shareholders, Zhuhai Qianming Investment Partnership (Limited Partnership), Ningbo Meishan Bonded Port Xiangchuang Investment Partnership (Limited Partnership), and Dan Gao, each holding less than 5% of the total shares of Gamehaus, as of the date of this proxy statement/prospectus.

(12)

As of the date of this proxy statement/prospectus, in addition to the 70% of the shares held by Chongqing Haohan, the remaining 30% of the shares of Chongqing Fanfengjian are collectively owned by two shareholders (specifically, 20% owned by Chongqing Xuhai Information Technology Partnership (Limited Partnership) and 10% owned by Hewei Zhao.

The following diagram illustrates Pubco’s corporate structure immediately following the consummation of the Business Combination.

Notes: The percentage of voting interest held by each of Pubco’s shareholders is calculated on the basis that each holder of Pubco Class B Ordinary Shares is entitled to 15 votes per Pubco Class B Ordinary Share and each holder of Pubco Class A Ordinary Shares is entitled to one vote per Pubco Class A Ordinary Share. According to the Business Combination Agreement, (i) each of the 46,839,944 specially designated ordinary shares held by Funtery Holding Limited immediately prior to the First Merger Effective Time will be cancelled and converted into the right to receive the number of Pubco Class B Ordinary Shares equal to the Exchange Ratio; (ii) each of the ordinary shares of Gamehaus (except for the 46,839,944 specially designated ordinary shares held by Funtery Holding Limited) will be cancelled and converted into the right to receive the number of Pubco Class A Ordinary Shares equal to the Exchange Ratio; (iii) each preferred share of Gamehaus that is issued and outstanding immediately prior to the First Merger Effective Time will be first converted into such number of ordinary shares of Gamehaus pursuant to the memorandum and articles of association of Gamehaus, as amended, and immediately thereafter such resulting ordinary shares will be converted into the right to receive such number of Pubco Class A Ordinary Shares based on the Exchange Ratio; and (iv) each ordinary share of Golden Star that is issued and outstanding immediately prior to the Effective Time shall be cancelled and automatically converted into the right to receive one Pubco Class A Ordinary Share.

(1)	Represents [●] Pubco Class A Ordinary Shares held by G-Star Management Corporation, the Sponsor of Golden Star. Each of Golden Star’s officers and directors prior to the Business Combination—namely, Linjun Guo, Kenneth Lam, Chi Zhang, Zhe Zhang, Bugao Xu, and Konstantin A. Sokolov—is a shareholder of G-Star Management Corporation; however, Linjun Guo, Guojian Chen and Junxian Du are directors of the Sponsor and therefore have voting and investment discretion in respect of the shares held of record by the Sponsor and may be deemed to have shared beneficial ownership of such shares.

(2)	Represents [●] Pubco Class B Ordinary Shares held by Funtery Holding Limited, a British Virgin Islands company, which is (a) 33.33% owned by Cyberjoy Holding Limited, a British Virgin Islands company wholly owned by Feng Xie; and (b) 66.67% owned by Funomic Holding Limited, a British Virgin Islands company that is wholly owned by Playfund Trust, a trust established under the laws of the Republic of Singapore by Feng Xie, as settlor, with Vistra Trust (Singapore) Pte. Limited being appointed as the trustee and Cyberjoy Holding Limited as the beneficiary and having voting and dispositive power over these Pubco Class B Ordinary Shares.

(3)	Represents [●] Pubco Class A Ordinary Shares held by Xi Yan, the 100% owner of Joystick Holding Limited, upon the completion of the Business Combination.

(4)	Represents [●] Pubco Class A Ordinary Shares held by Ling Yan, the 100% owner of Azuresky Holding Limited, upon the completion of the Business Combination.

(5)	Represents [●] Pubco Class A Ordinary Shares held by Yimin Cai, the 100% owner of Carmira Holding Limited, upon the completion of the Business Combination.

(6)

Represents an aggregate of [●] Pubco Class A Ordinary Shares held by nine shareholders, True Thrive Limited, DWC Technology Limited, Shanghai Yingben Investment Partnership (Limited Partnership), Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership), Shanghai Jintou Network Technology Co., Ltd., Zhuhai Qianming Investment Partnership (Limited Partnership), Beijing Zhiyi, Zhuhai Qianming Investment Partnership (Limited Partnership), Ningbo Meishan Bonded Port Xiangchuang Investment Partnership (Limited Partnership), and Dan Gao, each holding less than 5% of Pubco’s voting ownership, upon the completion of the Business Combination.

(7)

As of the date of this proxy statement/prospectus, in addition to the 70% of the shares held by Chongqing Haohan, the remaining 30% of the shares of Chongqing Fanfengjian are collectively owned by two shareholders (specifically, 20% owned by Chongqing Xuhai Information Technology Partnership (Limited Partnership) and 10% owned by Hewei Zhao.

The Business Combination Proposal

On September 16, 2023, Golden Star entered into the Business Combination Agreement with the Purchaser Representative, Pubco, the First Merger Sub, the Second Merger Sub, and Gamehaus. Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the Closing, (i) the First Merger Sub will merge with and into Gamehaus, with Gamehaus surviving the First Merger as a wholly owned subsidiary of Pubco and the outstanding shares of Gamehaus being converted into the right to receive shares of Pubco; and (ii) the Second Merger Sub will merge with and into Golden Star, with Golden Star surviving the Second Merger as a wholly owned subsidiary of Pubco and the outstanding securities of Golden Star being converted into the right to receive substantially equivalent securities of Pubco.

Under the Business Combination Agreement, the Aggregate Merger Consideration Amount to be paid to the shareholders of Gamehaus is $500,000,000 and will be paid entirely in shares, comprised of newly issued Ordinary Shares of Pubco, with each share valued at the Per Share Price.

As a result of the Mergers, among other things, (i) each of the ordinary shares of Gamehaus that are issued and outstanding immediately prior to the First Merger Effective Time, except for the Gamehaus Specially Designated Ordinary Shares, will be cancelled and converted into the right to receive such number of Pubco Class A Ordinary Shares equal to the Exchange Ratio pursuant to the terms and conditions of the Business Combination Agreement; (ii) each Gamehaus Specially Designated Ordinary Share that is issued and outstanding immediately prior to the First Merger Effective Time will be cancelled and converted into the right to receive the number of Pubco Class B Ordinary Shares equal to the Exchange Ratio; (iii) each preferred share of Gamehaus that is issued and outstanding immediately prior to the First Merger Effective Time will be first converted into such number of ordinary shares of Gamehaus pursuant to the terms and conditions of the memorandum and articles of association of Gamehaus, as amended, and immediately thereafter such resulting ordinary shares will be converted into the right to receive such number of Pubco Class A Ordinary Shares based on the Exchange Ratio; (iv) each public or private units of Golden Star that is issued and outstanding immediately prior to the Effective time shall be automatically detached and the holder thereof shall be deemed to hold one ordinary share of Golden Star and one right of Golden Star; (v) each ordinary share of the Golden Star that is issued and outstanding immediately prior to the Effective Time shall be cancelled and automatically converted into the right to receive one Pubco Class A Ordinary Share; and (vi) each issued and outstanding Golden Star right shall be cancelled and converted automatically into two-tenths of one Pubco Class A Ordinary Share.

For a detailed discussion on calculation of the number of Ordinary Shares to be issued in connection with the Business Combination, please see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — The Business Combination Agreement – Conditions to Closing.”

In addition to the approval of the Business Combination Proposal, unless waived by the parties to the Business Combination Agreement in accordance with applicable law, the Closing of the Business Combination is subject to a number of conditions set forth in the Business Combination Agreement including, among other things, receipt of the requisite shareholders’ approval of the Charter Proposal. For more information about the closing conditions to the Business Combination, see the section of this proxy statement/prospectus titled “The Business Combination Proposal — the Business Combination Agreement – Conditions to Closing.”

The Merger Proposal

In connection with the Business Combination and pursuant to the Cayman Companies Act, Golden Star is required to request its shareholders to consider and vote upon a proposal to approve the Second Plan of Merger and annexes thereto and to confirm, ratify, and approve in all respects all other transactions contemplated by the Business Combination Agreement occurring in connection with the Second Merger. For more information regarding the Merger Proposal, see the discussion in this proxy statement/prospectus under the heading “The Merger Proposal.” The Merger Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, and the Share Issuance Proposal. Therefore, if any one of the Business Combination Proposal, the Charter Proposal, or the Share Issuance Proposal is not approved, the Merger Proposal will have no effect, even if approved by Golden Star’s shareholders.

The Charter Proposal

In connection with the Business Combination, Golden Star is, pursuant to SEC guidance, requesting that Golden Star shareholders consider and vote upon and to approve a Proposal to adopt Pubco’s Amended and Restated Memorandum and Articles of Association, substantially in the form attached to this proxy statement/prospectus as Annex B, to be effective upon the consummation of the Business Combination, separate and apart from their consideration and vote upon the Business Combination Proposal. This vote is not required by Cayman Islands law.

Pursuant to the Business Combination Agreement, prior to the consummation of the Business Combination, the board of directors and shareholders of Pubco will amend and restate Pubco’s memorandum and articles of association. The Amended and Restated Memorandum and Articles of Association of Pubco will differ from Golden Star’s amended and restated memorandum and articles of association in multiple respects, including, for example: (i) the name of the new public entity will be “Gamehaus Holdings Inc.” as opposed to “Golden Star Acquisition Corporation”; (ii) Pubco’s corporate existence is perpetual as opposed to Golden Star’s corporate existence terminating if a business combination is not consummated by Golden Star within a specified period of time; and (iii) Pubco’s Amended and Restated Memorandum and Articles of Association do not include the various provisions applicable only to special purpose acquisition corporations that Golden Star’s amended and restated memorandum and articles of association contains.

Like approval of the Business Combination Proposal, the approval of the Charter Proposal, unless waived by the parties to the Business Combination Agreement in accordance with applicable law, is a condition to the Closing of the Business Combination. For more information about the closing conditions to the Business Combination, see the section of this proxy statement/prospectus titled “Business Combination Proposal — Conditions to Consummation of the Business Combination.”

The Charter Proposal is conditioned on the approval of the Business Combination Proposal, the Merger Proposal, and the Share Issuance Proposal. Therefore, if any one of the Business Combination Proposal, the Merger Proposal, or the Share Issuance Proposal is not approved, then the Charter Proposal will have no effect, even if approved by Golden Star’s shareholders. The Charter Proposal is not conditioned on the separate approval of the Organizational Documents Advisory Proposals. For more information about Pubco’s Amended and Restated Memorandum and Articles of Association, please see the section of this proxy statement/prospectus entitled “The Charter Proposal.”

The Organizational Documents Advisory Proposals

As required by SEC guidance requiring that shareholders have the opportunity to present their views on important corporate governance provisions, Golden Star is requesting that Golden Star’s shareholders vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions in Pubco’s Amended and Restated Memorandum and Articles of Association, which are separately being presented. These votes are not required by Cayman Islands law. The shareholder votes regarding the Organizational Documents Advisory Proposals are advisory votes and are not binding on Golden Star or Golden Star’s board of directors (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Advisory Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Organizational Documents Advisory Proposals, Golden Star intends that Pubco’s Amended and Restated Memorandum and Articles of Association will take effect upon the Closing (assuming approval of the Charter Proposal). Please see the section of this proxy statement/prospectus entitled “The Organizational Documents Advisory Proposals.”

The Equity Incentive Plan Proposal

Assuming the Business Combination Proposal, the Merger Proposal, the Charter Proposal, the Organizational Documents Advisory Proposal, the Share Issuance Proposal, and the Adjournment Proposal are approved, Golden Star’s shareholders will be asked to consider and vote upon a proposal to approve by ordinary resolution the Pubco 2023 Equity Incentive Plan, in order to comply with the applicable Nasdaq listing rules and the Code. Please see the section of this proxy statement/prospectus entitled “The Equity Incentive Plan Proposal.”

The Share Issuance Proposal

The Nasdaq listing rules require that a listed company obtain its shareholders’ approval for issuances of securities in excess of 20% of the listed company’s issued and outstanding voting stock prior to the issuance. In connection with the approval of the Business Combination Proposal, Golden Star’s shareholders will be asked to consider and vote upon a proposal to approve, for purposes of complying with the applicable Nasdaq listing rules, the issuance of approximately [●] newly issued ordinary shares in the Business Combination. Please see the section of this proxy statement/prospectus entitled “The Share Issuance Proposal.”

The Adjournment Proposal

If Golden Star determines that it is necessary or appropriate to adjourn the Meeting to a later date, including if, based on the tabulated vote, there are not sufficient shareholder votes at the time of the Meeting to authorize Golden Star to consummate the Business Combination (because the Business Combination Proposal would not be approved or because another condition to Closing the Business Combination Agreement would not be met), Golden Star’s board of directors may submit a proposal to direct the chairman of the meeting to adjourn the Meeting to a later date or dates, to permit, among other actions, further solicitation of proxies. Please see the section of this proxy statement/prospectus entitled “The Adjournment Proposal.”

Golden Star Initial Shareholders

As of April 30, 2024, the Record Date, the holders of Golden Star’s Founder Shares, including Golden Star’s Initial Shareholders, beneficially owned and were entitled to vote an aggregate of 1,725,000 Founder Shares that were issued prior to Golden Star’s Initial Public Offering. As of the Record Date, the Founder Shares constitute approximately 23.5% of the outstanding ordinary shares of Golden Star.

Additionally, an aggregate of 307,000 Private Shares underlie the Private Placement Units issued to the Sponsor in connection with a private placement that closed simultaneously with the Initial Public Offering. The Private Shares constitute approximately 4.2% of the outstanding ordinary shares of Golden Star as of the Record Date.

In connection with the Initial Public Offering, the holders of Golden Star’s Founder Shares and Private Shares agreed to vote such shares, as well as any ordinary shares acquired in the aftermarket, in favor of the Business Combination Proposal. Such holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting. The Founder Shares have no Redemption rights in the event of a business combination and will be worthless if no business combination is effected by Golden Star. Additionally, the Private Shares will not participate in any liquidating distribution upon winding up if a business combination is not consummated, until all of the claims of any redeeming shareholders and creditors are fully satisfied (and then only from funds held outside the trust account).

In connection with the Initial Public Offering, the Initial Shareholders entered into a letter agreement pursuant to which they agreed that their Founder Shares may not be transferred (subject to limited exceptions) until (i) with respect to 50% of the Founder Shares, for a period ending on the earlier of the six-month anniversary of the Business Combination or the date on which the closing price of the ordinary shares exceeds $12.50 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, and (ii) with respect to the remaining 50% of the Founder Shares, for a period ending on the six-month anniversary of the consummation of the Business Combination, unless approved by Golden Star’s Public Shareholders. However, if, after a Business Combination, there is a transaction whereby all the outstanding shares of Golden Star are exchanged or converted into cash (as they would be in a post-asset sale liquidation) or another issuer’s shares, then the Founder Shares (or any ordinary shares thereunder) will be permitted to be released from escrow to participate. In addition, the Sponsor agreed not to transfer any ownership interest in the Private Placement Units (or any securities comprising the Private Placement Units), excluding any Public Units acquired in the Initial Public Offering or in the open market, until 30 days following the consummation of the Business Combination.

Date, Time, and Place of the Extraordinary General Meeting of Shareholders of Golden Star

The Meeting will be held at 10:00 a.m., Eastern Time, on [●], 2024, at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation at 1301 Avenue of the Americas, 40th Floor New York, NY 10019-6022. Golden Star will also be hosting the extraordinary general meeting via live webcast on the Internet at [●] with the password of [●], to consider and vote upon the Business Combination Proposal, the Merger Proposal, the Charter Proposal, the Equity Incentive Plan Proposal, the Organizational Documents Advisory Proposals, the Share Issuance Proposal, and/or if necessary, the Adjournment Proposal.

Voting Power; Record Date

Shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned ordinary shares of Golden Star at the close of business on April 30, 2024, which is the Record Date for the Meeting. Shareholders will have one vote for each Golden Star ordinary share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Golden Star rights do not have voting rights. On the Record Date, there were 7,335,393 ordinary shares of Golden Star outstanding, of which 5,303,393 were Public Shares, with the rest being held by the Golden Star Initial Shareholders.

Quorum and Vote of Golden Star Shareholders

A quorum of Golden Star shareholders is necessary to hold a valid meeting. A quorum will be present at the Golden Star meeting if the holders of no less than 50% of the outstanding shares entitled to vote at the Meeting are present themselves or represented by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on any of the proposals.

The holders of the Founder Shares, including Golden Star’s Initial Shareholders, have agreed to vote their shares in favor of the Business Combination Proposal. Such holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting. As of the Record Date, there were 1,725,000 Founder Shares issued and outstanding, which constitute approximately 23.5% of the outstanding ordinary shares of Golden Star. Additionally, an aggregate of 307,000 Private Shares underlie the Private Placement Units issued to the Sponsor in connection with a private placement that closed simultaneously with the Initial Public Offering. The Private Shares constitute approximately 4.2% of the outstanding ordinary shares of Golden Star as of the Record Date. As such, the Founder Shares and Private Shares held by Golden Star’s Initial Shareholders in the aggregate represent approximately 27.7% of the outstanding ordinary shares of Golden Star as of the Record Date. Such shares, as well as any ordinary shares acquired in the aftermarket by the Initial Shareholders, will be voted in favor of the proposals presented at the Meeting. The proposals presented at the Meeting will require the following votes:

●	Pursuant to Golden Star’s memorandum and articles of association, the approval of the Business Combination Proposal will require the affirmative vote of the holders of a majority of the votes cast by the Golden Star shareholders as, being entitled to do so, vote in person or by proxy at the Meeting. There are currently 7,335,393 ordinary shares of Golden Star outstanding, of which 5,303,393 are Public Shares.

●	The approval of the Merger Proposal will require the affirmative vote of the holders of at least two-thirds of the votes cast by the Golden Star shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

●	The approval of the Charter Proposal will require the affirmative vote of the holders of a majority of the votes cast by the Golden Star shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

●	The approval of the Organizational Documents Advisory Proposals, which are advisory and non-binding, will require the affirmative vote of the holders of a majority of the votes cast by the Golden Star shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

●	The approval of the Equity Incentive Plan Proposal will require the affirmative vote of the holders of a majority of the votes cast by the Golden Star shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

●	The approval of the Share Issuance Proposal will require the affirmative vote of the holders of a majority of the votes cast by the Golden Star shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

●	The approval of the Adjournment Proposal will require the affirmative vote of the holders of a majority of the votes cast by the Golden Star shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on the Business Combination Proposal, the Merger Proposal, the Charter Proposal, the Equity Incentive Plan Proposal, the Organizational Documents Advisory Proposals, the Share Issuance Proposal, and (if presented) the Adjournment Proposal.

Redemption Rights

Pursuant to Golden Star’s memorandum and articles of association, a holder of Public Shares may demand that Golden Star convert such shares into cash if the Business Combination is consummated. Holders of Public Shares (whether or not they are holders on the Record Date) will be entitled to receive cash for these shares only if they demand that Golden Star convert their shares into cash no later than [5:00 p.m.] Eastern Time on [●], 2024 (two business days prior to the Meeting) by (i) by submitting their request in writing to Vstock and (ii) delivering their stock to Golden Star’s transfer agent physically or electronically using The Depository Trust Company’s Deposit Withdrawal at Custodian (DWAC) System. If the Business Combination is not completed, these shares will not be redeemed for cash at this time in connection with the Business Combination. In such case, Golden Star will promptly return any shares delivered by public holders for Redemption and such holders may only share in the assets of the Trust Account upon the liquidation of Golden Star. This may result in holders receiving less than they would have received if the Business Combination was completed and they had exercised their Redemption rights in connection therewith due to potential claims of creditors of Golden Star. If a holder of Public Shares properly demands Redemption, Golden Star will redeem each Public Share for its pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of April 30, 2024, the Record Date, this would amount to approximately $[●] per share. If a holder of Public Shares exercises its Redemption rights, then it will be exchanging its ordinary shares of Golden Star for cash and will no longer own the shares. See the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of Shareholders of Golden Star—Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your shares for cash.

The Business Combination will not be consummated if Golden Star has net tangible assets of less than $5,000,001 after taking into account holders that have properly demanded Redemption of their Public Shares, upon the consummation of the Business Combination, into cash and the proceeds of any private placement.

Holders of Golden Star rights do not have Redemption rights with respect to such securities.

Appraisal Rights

The Golden Star board of directors considers that the Golden Star ordinary shares (including those held by the Initial Shareholders) and other Golden Star securities do not entitle the holders thereof to appraisal rights under the Cayman Companies Act in connection with the Business Combination. For additional information, see the question “Do I have appraisal rights if I object to the proposed Business Combination?” under the section of this proxy statement/prospectus entitled “Questions and Answers About the Proposals.”

Proxy Solicitation

Proxies may be solicited by mail, by telephone, or in person. Golden Star has engaged Advantage Proxy (the “Proxy Solicitor”) as proxy solicitor to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares itself if it revokes its proxy before the Meeting. A shareholder may also change its vote by entering a new vote by Internet or telephone, submitting a later-dated proxy, or attending and voting, virtually via the live webcast, during the Meeting as described in the section of this proxy statement/prospectus entitled “Extraordinary General Meeting of Shareholders of Golden Star—Revoking Your Proxy.”

Interests of Golden Star’s Initial Shareholders, Directors, and Officers in the Business Combination

When you consider the recommendation of Golden Star’s board of directors in favor of approval of the Business Combination Proposal and the Charter Proposal, you should keep in mind that Golden Star’s Initial Shareholders, including its directors and executive officers, have interests in such proposals that are different from, or in addition to, your interests as a Golden Star shareholder or Rights holder. These interests include, among other things:

●	If the Business Combination with Gamehaus or another business combination is not consummated by February 4, 2025 (if extended to the maximum 21 months following closing of the IPO or such later date as may be approved by Golden Star’s shareholders in an amendment to the Golden Star amended and restated articles of association), Golden Star will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and its board of directors, dissolving and liquidating. In such event, the 1,725,000 Founder Shares and 307,000 Private Shares underlying the Private Placement Units held by the Sponsor, would be worthless because the Sponsor is not entitled to participate in any Redemption or distribution with respect to such shares. Such shares and the units, had an aggregate market value of approximately $21.8 million based upon the closing price of Golden Star’s ordinary shares of $10.68 per share on Nasdaq on the Record Date and the closing price of Golden Star’s units of $11.01 per unit on Nasdaq on the Record Date, despite having been purchased for an aggregate of $3,095,000. As a result, Golden Star’s Sponsor and other Initial Shareholders are likely to be able to recoup their investment in Golden Star and make a substantial profit on that investment, even if Pubco’s public shares have lost significant value. This means that Golden Star’s Initial Shareholders could earn a positive rate of return on their investment, even if Golden Star’s Public Shareholders experience a negative rate of return in the post-business combination company. Accordingly, Golden Star’s management team, which owns interests in the Sponsor, may have an economic incentive that differs from that of the Public Shareholders to pursue and consummate an initial business combination rather than to liquidate and to return all of the cash in the trust to the Public Shareholders, even if that business combination were with a less favorable target company or on terms less favorable to shareholders rather than liquidate.

●	An aggregate of 307,000 Private Placement Units were issued to the Sponsor simultaneously with the consummation of the Initial Public Offering and the exercise of the over-allotment option. Such units had an aggregate market value of $3.4 million based upon the closing price of Golden Star’s units of $11.01 per unit on the Nasdaq Global Market on the Record Date.

●	If Golden Star is unable to complete a business combination within the time period required under its organizational documents, the Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Golden Star for services rendered or contracted for or products sold to Golden Star, but only if such a vendor or target business has not executed a waiver.

●	Golden Star’s Initial Shareholders, including its officers and directors and their affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Golden Star’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Golden Star fails to consummate a business combination within the required time period under its organizational documents, these persons will not have any claim against the Trust Account for reimbursement. Accordingly, Golden Star may not be able to reimburse these expenses if the Business Combination with Gamehaus or another business combination is not completed by February 4, 2025 (or such later date as may be approved by Golden Star’s shareholders in an amendment to the Golden Star amended and restated articles of association).

●	If Golden Star fails to consummate a business combination within the required time period under its organizational documents, Golden Star may not be able to repay amounts outstanding under the promissory note in the principal amount of $1,000,000 issued to the Sponsor on July 28, 2023, as reseated and amended on April 1, 2024, of which $672,136 was drawndown for payments of extension fees as of the date of this proxy statement/prospectus.

Recommendation to Shareholders

Golden Star’s board of directors has determined that the Business Combination Proposal and the other proposals to be presented at the Meeting are fair to and in the best interest of Golden Star’s shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Charter Proposal, “FOR” each of the Organizational Documents Advisory Proposals, “FOR” the Equity Incentive Plan Proposal, “FOR” the Share Issuance Proposal, and, if presented, “FOR” the Adjournment Proposal.

Conditions to the Consummation of the Business Combination

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Business Combination Agreement and the Transactions and related matters by the requisite vote of Golden Star’s shareholders; (ii) the approval of the Transactions by the requisite vote of Gamehaus’ shareholders; (iii) obtaining material regulatory approvals; (iv) the termination or expiration of any waiting period applicable to the consummation of the Transactions under any antitrust laws; (v) no law or order preventing or prohibiting the Transactions; (vi) Golden Star having at least $5,000,001 in net tangible assets as of the Closing, after giving effect to the completion of the Redemption; (vii) amendment by the shareholders of Pubco of Pubco’s memorandum and articles of association; (viii) the effectiveness of the Registration Statement; (ix) appointment of the post-closing directors of Pubco; (x) Nasdaq listing requirements for Pubco’s ordinary shares having been satisfied; and (xi) Gamehaus and Golden Star each receiving evidence reasonably satisfactory to them that Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act as of the Closing.

In addition, unless waived by the Company, the obligations of the Company, Pubco, the First Merger Sub, and the Second Merger Sub to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of Golden Star being true and correct on and as of the Closing (subject to Material Adverse Effect); (ii) Golden Star having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the date of the Closing; (iii) each Founder Lock-Up Agreement being in full force and effect in accordance with the terms thereof from the Closing; (iv) the absence of any Material Adverse Effect with respect to Golden Star since the date of the Business Combination Agreement which is continuing and uncured; (v) receipt by the Company and Pubco of the Founder Amended and Restated Registration Rights Agreement; (vi) receipt by each of the Sellers of the Seller Registration Rights Agreement; and (vii) Golden Star having delivered copies of the written resignations of all its directors and officers prior to the Second Merger, effective as of the Effective Time.

Unless waived by Golden Star, the obligations of Golden Star, to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of the Company, Pubco, the First Merger Sub, and the Second Merger Sub being true and correct on and as of the Closing (subject to Material Adverse Effect on the Target Companies, taken as a whole); (ii) the Company, Pubco, the First Merger Sub, and the Second Merger Sub having performed in all material respects the respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to the Target Companies (taken as a whole) since the date of the Business Combination Agreement which is continuing and uncured; (iv) the non-competition agreement, Key Personnel Agreement, the Gamehaus Shareholder Support Agreement, and each Seller Lock-Up Agreement being in full force and effect from the Closing; (v) as of or prior to the Closing, the board of directors and shareholders of Pubco having adopted and approved an equity incentive plan; and (vi) receipt by Golden Star of the Founder Registration Agreement Amendment, duly executed by Pubco.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Golden Star will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the following factors: (i) Gamehaus’ existing operations will comprise the ongoing operations of the combined company, (ii) Gamehaus’ senior management will comprise the Senior Management of the combined company, and (iii) the former owners and management of Gamehaus will have control of the board of directors after the Business Combination by virtue of being able to appoint a majority of the directors of the combined company.

In accordance with guidance applicable to these circumstances, the Business Combination will be treated as the equivalent of Pubco issuing shares for the net assets of Golden Star, accompanied by a recapitalization. The net assets of Golden Star will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Gamehaus.

Summary of Risk Factors

In evaluating the proposals to be presented at the Meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.” These risks are summarized below.

Risks Relating to Gamehaus’ Business (for a more detailed discussion, see “Risk Factors — Risks Relating to Gamehaus’ Business on page 43 of this proxy statement/prospectus)

●	If we fail to screen, test, and publish popular, high-quality mobile games in a timely and successful manner, we will not be able to compete effectively and our ability to generate revenue will suffer (see page 43 of this proxy statement/prospectus);

●	We rely on developer partners for game development, and if such third parties, or critical staff of such third parties, are unable or unwilling to continue their cooperation with us, our business may be severely disrupted (see page 44 of this proxy statement/prospectus);

●	Our failure to anticipate or successfully implement new technologies could render our game publishing support services uncompetitive and reduce our revenue and market share (see page 46 of this proxy statement/prospectus);

●	If we are unable to continue to extend the life of existing mobile games that will encourage continued player engagement through the addition of new features or functionalities, our business may be negatively impacted (see page 46 of this proxy statement/prospectus);

●	We are in the highly competitive mobile gaming industry, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance (see page 47 of this proxy statement/prospectus);

●	Our business relies on a few significant suppliers that account for more than 10% of our total purchases. Any interruption in operations in such significant suppliers may have an adverse effect on our business, financial condition, and results of operations (see page 48 of this proxy statement/prospectus);

●	Our business generates and processes a large amount of data, and it is required to comply with laws and regulations in multiple jurisdictions relating to data privacy and security. The improper use or disclosure of data could have a material and adverse effect on our business and prospectus (see page 49 of this proxy statement/prospectus);

●	The proper functioning of our technology systems and platforms is essential to our business. Any disruption to our information technology systems could materially affect our ability to maintain the satisfactory performance of our game publishing support services (see page 54 of this proxy statement/prospectus);

●	If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could be subject to increased costs, liabilities, reputational harm, or other negative consequences, and we have no insurance coverage with respect to any such attacks or incidents (see page 54 of this proxy statement/prospectus);

●	We rely on app distribution platforms to distribute our mobile games and collect payments, including, in particular, Apple App Store and Google Play. If we were denied access to these app distribution platforms or if the terms of our revenue-sharing arrangements or other material aspects of our arrangements with these platforms were to materially adversely change, our mobile games business would be adversely affected, and such change could materially and adversely affect our business, financial condition, and results of operation (see page 55 of this proxy statement/prospectus);

●	If we fail to manage our growth or execute our strategies and future plans effectively, we may not be able to take advantage of market opportunities or meet the demand of our customers (see page 58 of this proxy statement/prospectus);

●	Non-compliance with laws and regulations on the part of any third parties with which we conduct business could expose us to legal expenses, compensation to third parties, penalties, and disruptions of our business, which may adversely affect our results of operations and financial performance (see page 60 of this proxy statement/prospectus);

●	If we fail to attract, recruit, or retain our key personnel, including our executive officers, senior management, and key employees, our ongoing operations and growth could be affected (see page 62 of this proxy statement/prospectus);

●	We may from time to time be subject to claims, controversies, lawsuits, and legal proceedings, which could adversely affect our business, prospects, results of operations, and financial condition (see page 62 of this proxy statement/prospectus);

●	We have not sought to register and do not have protection for our proprietary software, or the software and other intellectual property that we license from out developer partners, outside of China, notwithstanding that a majority of our business is conducted in North America and the EU (see page 62 of this proxy statement/prospectus); and

●	Our current insurance policies do not provide adequate levels of coverage against claims we may incur, and in the case of an uninsured or underinsured claim we would be required to bear the costs of repair and recovery and/or potential liability for a wide variety of perils to which our business is exposed, including those relating to cyber-attacks and data breaches (see page 63 of this proxy statement/prospectus).

Risks Relating to Doing Business in the PRC (for a more detailed discussion, see “Risk Factors — Risks Relating to Doing Business in the PRC” on page 64 of this proxy statement/prospectus)

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on Gamehaus’ business and operations (see page 64 of this proxy statement/prospectus);

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, could limit the legal protection available to you and us (see page 64 of this proxy statement/prospectus);

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against Pubco or its management that reside outside the United States based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China (see page 65 of this proxy statement/prospectus);

●	Given the Chinese government’s significant oversight and discretion over the conduct of Gamehaus’ business, the Chinese government may intervene or influence its operations at any time, which could result in a material change in Pubco’s operations and/or the value of Pubco Class A Ordinary Shares (see page 65 of this proxy statement/prospectus);

●	Any actions by the Chinese government, including any decision to intervene or influence the operations of Gamehaus or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause Pubco to make material changes to the operations of Gamehaus, may limit or completely hinder Pubco’s ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless (see page 66 of this proxy statement/prospectus);

●	The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject Pubco or its subsidiaries to additional compliance requirements in the future (see page 66 of this proxy statement/prospectus);

●	Joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to Pubco’s listing on Nasdaq or future offerings of its securities in the U.S. (see page 68 of this proxy statement/prospectus);

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact Gamehaus’ business (see page 69 of this proxy statement/prospectus);

●	To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of Pubco or its subsidiaries by the PRC government to transfer cash or assets (see page 70 of this proxy statement/prospectus);

●	Under the PRC Enterprise Income Tax Law, Pubco may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to Pubco and its non-PRC shareholders and have a material adverse effect on its results of operations and the value of your investment (see page 71 of this proxy statement/prospectus);

●	Chinese regulatory authorities could disallow Pubco’s holding company structure, which may result in a material change in its operations and/or a material change in the value of the securities Pubco is registering for sale, including that it could cause the value of such securities to significantly decline or become worthless (see page 71 of this proxy statement/prospectus);

●	If Pubco becomes directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, it may have to expend significant resources to investigate and resolve the matter which could harm its business operations, stock price, and reputation (see page 74 of this proxy statement/prospectus);

●	Some of Gamehaus’ subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data security or antimonopoly, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations (see page 75 of this proxy statement/prospectus);

●	Increases in labor costs in the PRC may adversely affect Gamehaus’ business and profitability (see page 76 of this proxy statement/prospectus); and

●	Gamehaus’ PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, and have paid social insurance and housing fund for certain employees through a third-party agency, which may subject them to penalties (see page 77 of this proxy statement/prospectus).

Risks Relating to Golden Star and the Business Combination (for a more detailed discussion, see “Risks Relating to Golden Star and the Business Combination” on page 78 of this proxy statement/prospectus)

●	Golden Star’s shareholders may experience substantial dilution as a consequence of, among other transactions, the issuance of ordinary shares in the Business Combination (see page 78 of this proxy statement/prospectus);

●	Litigation relating to the Business Combination could result in an injunction preventing the completion of the Business Combination and/or substantial costs to Golden Star and the combined company (see page 78 of this proxy statement/prospectus);

●	Additional shares or other equity securities of Pubco may be issued without the approval of Golden Star or its shareholders, which would dilute the ownership interests of Golden Star shareholders and may depress the market price of Pubco’s shares (see page 79 of this proxy statement/prospectus);

●	The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed (see page 79 of this proxy statement/prospectus);

●	Termination of the Business Combination could negatively impact Golden Star (see page 80 of this proxy statement/prospectus); and

●	Golden Star will be forced to liquidate the Trust Account if it cannot consummate a business combination by February 4, 2025 (or such later date as may be approved by Golden Star’s shareholders in an amendment to the Golden Star amended and restated articles of association). In the event of a liquidation, Golden Star’s Public Shareholders will receive $[●] per share and the Golden Star Rights will expire worthless (see page 80 of this proxy statement/prospectus).

Risks Relating to the Financial Projections (for a more detailed discussion, see “Risks Relating to the Financial Projections” on page 97 of this proxy statement/prospectus)

●	None of Golden Star, Gamehaus, or any of their respective affiliates, advisors, officers, directors, or representatives has made or makes any representation or can give any assurance to any Golden Star shareholders, or any other person, regarding the ultimate performance of Gamehaus compared to the information set forth in the financial projections provided in this proxy statement/prospectus (see page 97 of this proxy statement/prospectus); and

●	Gamehaus management made numerous material estimates in developing the projections provided to Golden Star and its financial advisor (see page 97 of this proxy statement/prospectus).

Risks Relating to Pubco’s Business and Operations Following the Business Combination (for a more detailed discussion, see “Risks Relating to Pubco’s Business and Operations Following the Business Combination” on page 99 of this proxy statement/prospectus)

●	Pubco will incur higher costs post-Business Combination as a result of being a public company (see page 99 of this proxy statement/prospectus);

●	If Gamehaus or Pubco fails to implement and maintain an effective system of internal controls or remediate the material weaknesses in its internal control over financial reporting that have been identified, Pubco may be unable to accurately report its results of operations, meet its reporting obligations, or prevent fraud, and investor confidence and the market price of its Class A Ordinary Shares may be materially and adversely affected (see page 99 of this proxy statement/prospectus);

●	Pubco may or may not pay cash dividends in the foreseeable future (see page 100 of this proxy statement/prospectus);

●	Provisions in the Amended and Restated Memorandum and Articles of Association may inhibit a takeover of Pubco, which could limit the price investors might be willing to pay in the future for Pubco’s securities and could entrench management (see page 100 of this proxy statement/prospectus);

●	Pubco will be an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make Pubco Class A Ordinary Shares less attractive to investors, which could have a material and adverse effect on Pubco, including its growth prospects (see page 101 of this proxy statement/prospectus);

●	As a “foreign private issuer” under the rules and regulations of the SEC, Pubco is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers (see page 101 of this proxy statement/prospectus); and

●	Pubco’s dual-class capital structure may render Pubco Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of Pubco Class A Ordinary Shares (see page 103 of this proxy statement/prospectus).

Risks Relating to Redemptions and Certain Outstanding Securities of Golden Star (for a more detailed discussion, see “Risks Relating to Redemptions and Certain Outstanding Securities of Golden Star” on page 105 of this proxy statement/prospectus)

●	Public Shareholders of Golden Star who wish to redeem their public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account (see page 105 of this proxy statement/prospectus);

●	If a public shareholder of Golden Star fails to receive notice of its offer to redeem public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed (see page 105 of this proxy statement/prospectus);

●	If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares (see page 105 of this proxy statement/prospectus); and

●	There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position (see page 106 of this proxy statement/prospectus).

Holding Company Structure

Pubco, with Gamehaus being its wholly owned subsidiary post-Business Combination, is a holding company incorporated in the Cayman Islands with its headquarters in Shanghai, the PRC. Gamehaus conducts its operations through its operating subsidiaries in Hong Kong, Singapore, and mainland China, including Chongqing Haohan, Shanghai Kuangre, and Gamepromo, and various subsidiaries thereof. Investments in Pubco’s securities are not purchases of equity securities of these operating subsidiaries in Hong Kong, Singapore, or mainland China, but instead are purchases of equity securities of a Cayman Islands holding company with no material operations of its own. This holding company structure involves unique risks to investors.

As a result of its corporate structure, Pubco’s ability to pay dividends post-Business Combination depends upon dividends paid by its subsidiaries in the Hong Kong, Singapore, and mainland China. If Pubco’s existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to Pubco.

As of the date hereof, neither Gamehaus nor any of its subsidiaries have made any dividends or distributions to their parent companies or any investor, and there has been no transfer of cash among Gamehaus and its subsidiaries. Gamehaus has established controls and procedures for cash flows within its organization based on internal cash management policies established by its finance department, which were discussed, considered, and reviewed by the relevant departments in Gamehaus, and approved by its Chairman of the Board of Directors. Specifically, its finance department supervises cash management, following the instructions of its management. Its finance department assumes a leading role in establishing the cash operation plan and coordinating cash management matters among Gamehaus’ subsidiaries and departments. Each subsidiary and department initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to its finance department. The finance department reviews the cash demand plan and prepares a summary for the management of Gamehaus. Management examines and approves the allocation of cash based on the sources of cash and the priorities of the needs. Other than the above, Gamehaus currently does not have other cash management policies or procedures that dictate how funds are transferred.

Holding Foreign Companies Accountable Act

The HFCA Act, as amended by the Consolidated Appropriations Act, requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if the PCAOB is unable to inspect its auditor for three consecutive years beginning in 2022 or two consecutive years beginning in 2023. Pubco’s auditor is headquartered in Singapore, and is subject to PCAOB inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect to the working papers of Pubco’s auditor and Pubco’s auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in Pubco Class A Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist Pubco Class A Ordinary Shares and trading in Pubco Class A Ordinary Shares could be prohibited. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed the Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Risk Factors—Risks Relating to Doing Business in the PRC—Joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to Pubco’s listing on Nasdaq or future offerings of its securities in the U.S.”

Controlled Company

After the completion of the Business Combination, Mr. Feng Xie will control a majority of the voting power of Pubco’s outstanding ordinary shares. As a result, Pubco will be a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (i) that a majority of its board of directors consist of independent directors, (ii) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (iii) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following the consummation of the Business Combination, Pubco intends to utilize these exemptions. Although Pubco will have a compensation committee and nominating committee, such committees will not be composed entirely of “independent directors.” Upon completion of the Business Combination, Pubco anticipates that the size of its board of directors will be seven directors, three of whom will qualify as independent directors as defined within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GOLDEN STAR

(Amounts in tables are stated in U.S. Dollar)

The following table sets forth selected historical financial information derived from Golden Star’s audited financial statements as of December 31, 2023 and 2022 and for the years then ended which are included elsewhere in this proxy statement/prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section entitled “Golden Star Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Golden Star’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

Selected Historical Financial Information of Statements of Operations

	For the year ended December 31, 2023 (Audited)	For the year ended December 31, 2022 (Audited)
Operating expenses	$(857,737)	$(5,700)
Interest and dividends earned in Trust Account	$2,357,323	$-
Net income (loss)	$1,499,586	$(5,700)

Redeemable ordinary shares, basic and diluted	$4,555,890	$-
Non-redeemable ordinary shares, basic and diluted	$1,927,704	$1,725,000
Redeemable ordinary shares, basic and diluted net income per share	$1.48	$-
Non-redeemable ordinary shares, basic and diluted net loss per share	$(2.72)	$(0.00)

Selected Historical Financial Information of Balance Sheets

	December 31, 2023 (Audited)	December 31, 2022 (Audited)
Current assets	$46,875	$318,075
Total assets	$72,086,698	$318,075
Current liabilities	$543,102	$316,175
Total liabilities	$2,268,102	$316,175
Ordinary shares subject to possible redemption, 6,900,000 shares at redemption value of $10.44 per share, including interest and dividends earned in Trust Account	$72,047,323	$-
Total shareholders’ equity (deficit)	$(2,228,727)	$1,900

Selected Historical Financial Information of Statements of Cash Flows

	For the year ended December 31, 2023 (Audited)	For the year ended December 31, 2022 (Audited)
Net cash used in operating activities	$(375,385)	$(158,398)
Net cash used in investing activities	$(69,682,500)	$-
Net cash provided by financing activities	$70,020,462	$175,000
Net (decrease) increase in cash in escrow	$(37,423)	$16,602
Cash in escrow, at beginning of period	$37,423	$20,821
Cash in escrow, at end of period	$-	$37,423

SELECTED HISTORICAL FINANCIAL INFORMATION OF GAMEHAUS
(Amounts in tables are stated in U.S. Dollar)

The following tables set forth selected historical financial information derived from Gamehaus’ unaudited condensed consolidated financial statements as of December 31, 2023 and for the six months ended December 31 2023 and 2022, audited consolidated financial statements as of June 30, 2023 and 2022 and for the fiscal years ended June 30 2023 and 2022, which are included elsewhere in this proxy statement/prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section entitled “Gamehaus Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Gamehaus’ financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

The following tables present Gamehaus’ summary consolidated statements of operations data for the six months ended December 31, 2023 and 2022, and for the fiscal years ended June 30, 2023 and 2022.

	For the Six Months Ended December 31,		Changes
	2023	2022	($)	(%)
REVENUE	$77,160,552	$77,800,568	$(640,016)	$(0.8)%
OPERATING COST AND EXPENSES
Cost of revenue	(38,292,167)	(35,026,425)	(3,265,742)	9.3%
Research and development expenses	(2,640,359)	(2,847,849)	207,490	(7.3)%
Selling and marketing expenses	(30,392,910)	(38,160,119)	7,767,209	(20.4)%
General and administrative expenses	(2,018,830)	(1,291,934)	(726,896)	56.3%
INCOME FROM OPERATIONS	$3,816,286	$474,241	$3,342,045	$704.7%

OTHER INCOME:
Share of net income from equity investees	137,644	61,690	75,954	123.1%
Other income, net	22,414	557,096	(534,682)	(96.0)%
Total other income, net	160,058	618,786	(458,728)	(74.1)%

INCOME BEFORE PROVISION FOR INCOME TAXES	3,976,344	1,093,027	2,883,317	263.8%
INCOME TAXES EXPENSES (BENEFITS)	124,236	(78,464)	202,700	(258.3)%
NET INCOME	3,852,108	1,171,491	2,680,617	228.8%
Less: net income attributable to non-controlling interest	348,113	303,208	44,905	14.8%
NET INCOME ATTRIBUTABLE TO SHAREHOLDERS	3,503,995	868,283	2,635,712	303.6%

OTHER COMPREHENSIVE INCOME
Foreign currency translation income (loss)	608,813	(661,605)	1,270,418	(192.0)%
TOTAL COMPREHENSIVE INCOME	4,460,921	509,886	3,951,035	774.9%
Comprehensive income attributable to non-controlling interests	350,898	305,004	45,894	15.0%
COMPREHENSIVE INCOME ATTRIBUTABLE TO SHAREHOLDERS	4,110,023	204,882	3,905,141	1906.0%

BASIC AND DILUTED EARNINGS PER ORDINARY AND PREFERRED SHARE:
Net income attributable to Gamehaus’ shareholders per ordinary and preferred share
Basic and diluted	$0.02	$0.01	$0.01	100.0%

Weighted average shares outstanding used in calculating basic and diluted income per share
Basic and diluted	150,146,187	150,146,187	-	-

	For the Fiscal Years Ended June 30,		Changes
	2023	2022	($)	(%)
REVENUE	$168,156,906	$140,894,786	$27,262,120	$19.3%
OPERATING COST AND EXPENSES
Cost of revenue	(71,374,290)	(67,165,386)	(4,208,904)	6.3%
Research and development expenses	(5,485,627)	(9,772,306)	4,286,679	(43.9)%
Selling and marketing expenses	(85,331,774)	(56,209,006)	(29,122,768)	(51.8)%
General and administrative expenses	(2,814,455)	(4,590,809)	1,776,354	(38.7)%
INCOME FROM OPERATIONS	$3,150,760	$3,157,279	$(6,519)	$(0.2)%

OTHER INCOME (EXPENSES):
Share of net loss from equity investees	(23,982)	(1,480,550)	1,456,568	(98.4)%
Interest income	212,891	64,446	148,445	230.3%
Other income, net	675,749	277,565	398,184	143.5%
Total other income (expenses), net	864,658	(1,138,539)	2,003,197	(175.9)%

INCOME BEFORE PROVISION FOR INCOME TAXES	4,015,418	2,018,740	1,996,678	98.9%
INCOME TAXES BENEFITS (EXPENSES)	78,743	(554,825)	633,568	(114.2)%
NET INCOME	4,094,161	1,463,915	2,630,246	179.7%
Less: net income (loss) attributable to non-controlling interest	304,348	(587,082)	891,430	(151.8)%
NET INCOME ATTRIBUTABLE TO SHAREHOLDERS	3,789,813	2,050,997	1,738,816	84.8%

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(1,954,899)	(876,323)	(1,078,576)	123.1%
TOTAL COMPREHENSIVE INCOME	1,834,914	1,174,674	660,240	56.2%
Comprehensive income (loss) attributable to non-controlling interests	1,797	(3,296)	5,093	(154.5)%
COMPREHENSIVE INCOME ATTRIBUTABLE TO SHAREHOLDERS	1,833,117	1,177,970	655,147	55.6%

BASIC AND DILUTED EARNINGS PER ORDINARY AND PREFERRED SHARE:
Net income attributable to Gamehaus’ shareholders per ordinary and preferred share
Basic and diluted	$0.03	$0.01	$0.02	200.0%

Weighted average shares outstanding used in calculating basic and diluted income per share
Basic and diluted	150,146,187	150,146,187	-	-

The following tables present Gamehaus’ summary consolidated balance sheet data as of December 31, 2023, June 30, 2023 and June 30, 2022.

	As of		Changes
	December 31, 2023	June 30, 2023	($)
Total current assets	$39,524,926	$47,113,839	$(7,588,913)
Total non-current assets	$9,338,431	$8,606,392	$732,039
Total assets	$48,863,357	$55,720,231	$(6,856,874)

Total current liabilities	$18,841,725	$30,147,346	$(11,305,621)
Total non-current liabilities	$-	$12,174	$(12,174)
Total liabilities	$18,841,725	$30,159,520	$(11,317,795)

Total shareholders’ equity	$29,985,311	$25,875,288	$4,110,023
Non-controlling interests	$36,321	$(314,577)	$350,898
Total equity	$30,021,632	$25,560,711	$4,460,921

	As of June 30,		Changes
	2023	2022	($)
Total current assets	$47,113,839	$40,762,241	$6,351,598
Total non-current assets	$8,606,392	$6,703,296	$1,903,096
Total assets	$55,720,231	$47,465,537	$8,254,694

Total current liabilities	$30,147,346	$23,604,836	$6,542,510
Total non-current liabilities	$12,174	$439,252	$(427,078)
Total liabilities	$30,159,520	$24,044,088	$6,115,432

Total equity	$25,875,288	$24,042,171	$1,833,117
Non-controlling interests	$(314,577)	$(620,722)	$306,145
Total shareholders’ equity	$25,560,711	$23,421,449	$2,139,262

The following tables present Gamehaus’ summary consolidated cash flow data for the six months ended December 31, 2023 and 2022, and for the fiscal years ended June 30, 2023 and 2022.

	For the Six Months Ended December 31,		Changes
	2023	2022	($)	(%)
Net cash (used in) provided by operating activities	$(2,341,536)	$1,360,485	$(3,702,021)	$(272.1)%
Net cash used in investing activities	$(402,355)	$(509,385)	$107,030	$(21.0)%
Net cash provided by financing activities	$-	$4,502,006	$(4,502,006)	$(100.0)%
Effect of exchange rate changes on cash	284,486	(278,492)	562,978	(202.2)%
Net change in cash, cash equivalents, and restricted cash	$(2,459,405)	$5,074,614	$(7,534,019)	$(148.5)%

	For the Fiscal Years Ended June 30,		Changes
	2023	2022	($)	(%)
Net cash provided by (used in) operating activities	$2,190,078	$(3,653,136)	$5,843,214	$160.0%
Net cash used in investing activities	$(1,451,916)	$(2,259,199)	$807,283	$(35.7)%
Net cash provided by (used in) financing activities	$4,518,015	$(3,599,391)	$8,117,406	$225.5%
Effect of exchange rate changes on cash	(1,122,434)	(442,701)	(679,733)	153.5%
Net change in cash, cash equivalents, and restricted cash	$4,133,743	$(9,954,427)	$14,088,170	$141.5%

RISK FACTORS

The following risk factors will apply to the business and operations of Pubco following the Closing. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to the business, prospects, financial condition, and operating results of Gamehaus’ and Pubco’s business, prospects, financial condition, and operating results following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included or incorporated by reference in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” before deciding how to vote your shares of Golden Star ordinary shares. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus. Pubco and Golden Star may face additional risks and uncertainties that are not presently known to them, or that they currently deem immaterial, which may also impair Pubco’s business, prospects, financial condition, or operating results. The following discussion should be read in conjunction with the consolidated financial statements of Gamehaus and the financial statement of Golden Star and notes thereto included elsewhere in this proxy statement/prospectus.

Risks Relating to Gamehaus’ Business

Unless the context otherwise requires, all references in this subsection to the “Company,” “Gamehaus,” “we,” “us,” or “our” refer to Gamehaus and its subsidiaries prior to the consummation of the Business Combination, which will be the business of Pubco and its subsidiaries following the consummation of the Business Combination.

If we fail to screen, test, and publish popular, high-quality mobile games in a timely and successful manner, we will not be able to compete effectively and our ability to generate revenue will suffer.

We operate in a highly competitive, quickly changing environment, and player preferences for mobile games are difficult to predict. As we derive revenue from the profits generated by the games we publish, our future success depends not only on the popularity of our existing mobile games, but also on our ability to screen, test, and publish new high-quality mobile games and expand our game portfolio with games in a variety of genres that are in line with market trends and to successfully monetize such games.

By leveraging our industry expertise and data-driven insight, we decide which games to publish by assessing their expected revenue and profits based on lifetime value (“LTV”) prediction. See “Business of Gamehaus—Services—Screening and Testing.” However, screening and testing mobile games for success potential can be challenging and requires high levels of data analytics skills, a deep understanding of the mobile gaming industry in the regions where our games are published, and an ability to anticipate and effectively respond to constantly evolving interests and preferences of game players in a timely manner. There is no assurance we will be able to consistently identify games with substantial success potential, and the number of qualified games passing our screening and testing may not be sufficient to meet our goals. Further, each of our new games takes a long period of time for our developer partners to develop and for us to test, screen, and optimize their marketing and distribution, and it often requires a long ramp-up period for players to become familiar with newly published mobile games. As a result, even with our industry expertise and data-driven insights in testing and screening mobile games, and despite our efforts to optimize marketing and distribution of mobile games through quality ad channels, there remains a possibility that published games may not appeal to players. In the event that occurs, our business, financial condition, and results of operations will be negatively impacted because we may not be able to compete effectively and our ability to generate revenue could suffer.

In addition, we are not able to predict if or when we will commercially launch additional new games and the pace at which our new games will penetrate the mobile game market, if at all. A number of factors, including technical difficulties, lack of competitive new games, and lack of personnel and other resources, could result in delayed launching of our new games or the cancellation of the development of our pipeline games. Any delays in product releases or problems arising following the commercial release of one or more new mobile games, such as programming errors, or “bugs,” could also negatively impact our business and reputation and could cause our results of operations to be materially different from expectations. We believe that expectations of players regarding the quality, performance, and integrity of our mobile games and services are high, and if any of these issues occur, players may stop playing our mobile games and may be less likely to return to such games as often in the future, which may negatively impact our business, financial condition, and results of operations.

Our business will suffer if we are unable to successfully monetize “free-to-play” games.

Our business depends on publishing and continuing to service “free-to-play” games that players will download and spend time and money playing. We are focused on mobile gaming, and offer our games on mobile devices, including smartphones and tablets on Apple’s iOS and Google’s Android operating systems. We have devoted, and we expect to continue to devote, substantial resources to the research, analytics, and marketing of our games. Our development and marketing efforts are focused on improving the experience of our existing games (frequently through new content and feature releases), publishing new games, and successfully monetizing our games. We generate revenue primarily through the sale of in-game virtual items and advertising. For games distributed through third-party platforms, we are required to share a portion of the proceeds from in-game sales with the platform providers. Due to our focus on mobile gaming, these costs are expected to remain a significant operating expense. In order to be profitable, we need to generate sufficient revenue and bookings from our existing and new game offerings to offset our ongoing development, marketing, and operating costs.

Successfully monetizing “free-to-play” games is difficult and requires that we deliver valuable and entertaining player experiences that a sufficient number of players will pay for or that we are able to otherwise sufficiently monetize our games. The success of our games depends, in part, on unpredictable and volatile factors beyond our control, including consumer preferences, competing games, new mobile platforms, and the availability of other entertainment experiences.

In addition, our ability to publish games for mobile platforms and their ability to achieve commercial success will depend on our ability to:

●	achieve benefits from our player acquisition costs;

●	achieve viral organic growth and gain customer interest in our games through free or more efficient channels;

●	adapt to changing player preferences;

●	adapt to new technologies and feature sets for mobile and other devices;

●	expand and enhance games after their initial release;

●	partner with mobile platforms and obtain featuring opportunities; and

●	continue to adapt game feature sets for an increasingly diverse set of mobile devices, including various operating systems and specifications, limited bandwidth, and varying processing power and screen sizes.

We rely on developer partners for game development, and if such third parties, or critical staff of such third parties, are unable or unwilling to continue their cooperation with us, our business may be severely disrupted.

The business model we have implemented allows us to work cost-effectively with our developer partners. We rely on small- and medium-sized game developer partners for game design and development, while our primary focus is to enable them to maintain competitiveness in the global gaming market by offering a comprehensive package of services related to game development, screening and pre-publication testing, user acquisition, and monetization. However, as these games are largely developed by the game development teams with which we collaborate, our engagement with those teams may expose us to risks beyond our control. Although we typically enter into exclusive game license agreements with them when their game products show high profitability during our screening and selection process, there is no assurance that we will continue to maintain our cooperation with them at the same level, or at all. Such third-party developer partners are subject to their own unique operational and financial risks, which are beyond our control. If such third-party developer partners fail to function properly or breach or terminate their cooperation with us, we will be required to secure sufficient substitute developer partners to maintain our game publishing business. If we are unable to do so in a timely and cost-effective manner, our business, financial condition, and results of operations may be adversely affected.

The value of our virtual items is highly dependent on how we manage the economies in our games. If we fail to manage our game economies properly, our business may suffer.

Paying players make purchases in our games because of the perceived value of these virtual items, which is dependent on the relative ease of obtaining an equivalent good by playing our game. The perceived value of these virtual items can be impacted by various actions that we take in the games, including offering discounts for virtual items, giving away virtual items in promotions, or providing easier non-paid means to secure these goods. Managing game economies is difficult, and relies on our assumptions and judgment. If we fail to manage our virtual economies properly or fail to promptly and successfully respond to any such disruption, our reputation may suffer and our players may be less likely to play our games and purchase virtual items from us in the future, which would cause our business, financial condition, and results of operations to suffer.

If we do not successfully invest in, establish, and maintain awareness of our brand and games, if we incur excessive expenses promoting and maintaining our brand or our games, or if our games contain defects or objectionable content, our business, financial condition, results of operations, or reputation could be harmed.

We believe that establishing and maintaining our brand is critical to maintaining and creating favorable relationships with players, platform providers, and advertisers, as well as competing for key talent. Increasing awareness of our brand and recognition of our games is particularly important in connection with the development of relationships with game developers and successful cross-promotion of our games. In addition, recognition of our games requires significant investment and extensive management time to execute successfully. Although we make significant sales and marketing expenditures in connection with the launch of our games, these efforts may not succeed in increasing awareness of our brand or the new games. If we fail to increase and maintain brand awareness and consumer recognition of our games, our potential revenue could be limited, our costs could increase, and our business, financial condition, results of operations, or reputation could suffer.

In addition, if a game contains objectionable content or the messaging functionality of our games is abused, we could experience damage to our reputation and brand. Despite reasonable precautions, some consumers may be offended by certain game content or the third-party advertisements displayed in our games. If players believe that a game we published or a third-party advertisement displayed in a game contains objectionable content, it could harm our brand and players could refuse to play it and could pressure the platform providers to remove the game from their platforms. For example, we rely on third-party advertising partners to display advertisements within our games and may experience instances where offensive or objectionable content is displayed in our games through our advertising partners, which could harm our reputation and player experience. Furthermore, steps that we may take in response to such instances, such as temporarily or permanently shutting off access of such advertising partner to our network, may negatively impact our revenue in such period.

If we are able to develop new games and features that achieve success, it is possible that these games and features could divert players of our other games without growing our overall user base, which could harm operating results.

Although it is important to our future success that we develop new games and features that are popular with players, it is possible that new games and features may reduce the amount of time players spend with our other games. In particular, we plan to continue leveraging our existing games to cross-promote new games and features, which may encourage players of existing games to divert some of their playing time and discretionary spending away from our existing games. If new games and game features do not grow our player base, increase the overall amount of time our players spend with our games, or generate sufficient new bookings to offset any declines from our other games, our revenue and bookings could be adversely affected.

Our failure to anticipate or successfully implement new technologies could render our game publishing support services uncompetitive and reduce our revenue and market share.

We utilize sophisticated data-driven technologies to empower game developers through the full life cycle of game development and distribution. See “Business of Gamehaus--Competitive Strengths—Sophisticated Technology Systems and Platforms with Data Expertise that Empower Game Publishing.” As of the date of this proxy statement/prospectus, we have registered 61 software copyrights in the PRC and have designed and developed a wide spectrum of technology and analytics infrastructure. Nonetheless, the mobile gaming industry is characterized by rapid technological advancement, frequent launches of new games, changes in player needs and behavior, disruption by innovative entrants, and evolving business models and industry standards. This requires us to anticipate well in advance, which technologies we must implement and take advantage of to make our mobile games competitive in the market. As such, we need to continue to invest significant financial resources in research and development to keep pace with technological advances in order to make our technologies, such as our artificial intelligence-generated content (“AIGC”) service platform, business publishing predictive tool, and intelligent advertising management system, competitive in the market. However, development activities are inherently uncertain, and our expenditures on research and development may not generate commensurate benefits. Given the fast pace with which mobile games technology has been and will continue to be developed, we may not be able to timely upgrade our data analytics and AI-based technologies, or the algorithm or engines required thereby in an efficient and cost-effective manner, or at all. New technologies in our industry could render the technologies and publishing support services that we are developing or expect to develop in the future obsolete or uncompetitive, thereby potentially resulting in a decline in our revenue and market share.

If we are unable to continue to extend the life of existing mobile games that will encourage continued player engagement through the addition of new features or functionalities, our business may be negatively impacted.

To prolong the lifespan of our mobile games, we need to cooperate with game developers to continually improve and update those games on a timely basis with new features and functionalities that appeal to existing game players, attract new game players, and improve overall player loyalty to such games. As a result, we have devoted, and expect to continue to devote, significant resources to maintain and raise the popularity of our mobile games through the release of new versions and/or expansion packs on a periodic basis. Developing successful updates and expansion packs for our existing games depends on our ability to anticipate market trends in the mobile gaming industry. We must also collect and analyze player behavior data and feedback from our online community in a timely manner and utilize this information to effectively incorporate features into our updates and expansion packs to improve the variety and attractiveness of our gameplay and any virtual items sold within the games. There is no assurance that the introduction, change, or removal of any game feature will be well received by our game players, who may decide to reduce or eliminate their playing time in response to any such introduction, change, or removal. Consequently, any unsuccessful introduction, change, or removal of game features may adversely impact our business, financial condition, and results of operations. We are unable to predict whether these activities will be successful or adversely affect our profitability given the significant resources required. Moreover, because of the rapidly evolving nature of the global mobile games market, we cannot estimate the total life cycle of any of our mobile games, and changes in players’ tastes for mobile games could alter the life cycle of each version or upgrade or even cause our players to stop playing our games altogether.

We are in the highly competitive mobile gaming industry, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.

The mobile gaming industry worldwide is competitive and rapidly evolving, with new companies increasingly joining the competition in recent years. Games and business models in the industry are constantly evolving to adapt new technologies, increase cost efficiency, and meet players’ preferences. We compete for leisure time, attention, and discretionary spending of our players versus other forms of offline and online entertainment, including social media, reading, and other video games on the basis of a number of factors, including the quality of player experience, breadth and depth of gameplay, and access to effective distribution channels. As of the date of this proxy statement/prospectus, we believe that we are well-positioned to effectively compete in the mobile gaming industry primarily due to (i) our scalable business model that enables us to work with more developer partners on a cost-effective basis; (ii) our connection to experienced and efficient Chinese game developers; and (iii) our data-driven technology-enabled user acquisition and monetization strategies. See “Business of Gamehaus—Competition.” Nonetheless, with the growth of overseas warehousing services, competition can be increasingly intensive and is expected to increase significantly in the future. The increased competition may lead to increased costs for player acquisition and retention, which may result in reduced margins and a loss of market share for us. We compete with other competitors on the following bases:

●	the attractiveness and quality of our mobile games;

●	operational capabilities;

●	business model;

●	brand recognition;

●	quality of services;

●	effectiveness of sales and marketing efforts; and

●	hiring and retention of talented staff.

Our competitors may operate with different business models, have different service structures, and may ultimately prove to be more successful or more adaptable to new regulatory, technological, and other developments. They may in the future achieve greater market acceptance and recognition and gain a greater market share. It is also possible that potential competitors may emerge and acquire a significant market share. If existing or potential competitors develop or offer services that provide significant performance, price, creative optimization, or other advantages over those offered by us, our business, results of operations, and financial condition could be negatively affected. Our existing and potential competitors may enjoy competitive advantages over us, such as longer operating history, greater brand recognition, larger customer base, and better value-added services. We may lose game players if we fail to compete successfully, which could adversely affect our financial performance and business prospects. We cannot guarantee that our strategies will remain competitive or successful in the future. Increasing competition may result in pricing pressure and loss of our market share, either of which could have a material adverse effect on our financial condition and results of operations.

Our business relies on certain third-party services that are critical to our business, which exposes us to various risks that may materially and adversely affect our reputation, business, financial condition, and results of operations.

We rely on third-party suppliers and service providers to provide services that are critical to our businesses, such as online cloud services, advertising services, and data support services, among others. We have limited control over the operations of such third parties and any significant interruption in their operations may have an adverse impact on our operations. For example, we rely on the capacity, reliability, and security of third-party cloud services, including Amazon Cloud, Google Cloud, and Microsoft Cloud, to process, transmit, and store critical information and support our operations. The systems of third-party providers may experience material interruptions or failures due to a variety of events beyond our control, including, without limitation, natural disasters, telecommunications failures, employee or customer errors or misuse, targeted attacks, unauthorized access, fraud, computer viruses, denial of service attacks, terrorism, firewall or encryption failures, and other security problems. If any of such systems do not operate properly, are compromised, or are disabled, we may suffer adverse impact on our operations. Furthermore, we rely on third-party advertising services to promote and market our mobile games to users. If our relationship with these advertisement service providers deteriorates or is interrupted for any reason, these providers may suspend or terminate their services to us. If such event occurs, our prospective users may not have access or find an alternative way to access our mobile games, which may adversely affect our operation and financial results. There is no assurance that we will be able to maintain our partnership with our third-party service providers at the same level, or at all. If any such third-party service provider breaches its obligations under the contractual arrangements to provide relevant service to us, or revert payment to us for products provided and services rendered, or refuses to renew these service agreements on terms acceptable to us, we may not be able to find a suitable alternative service provider. Similarly, any failure of or significant quality deterioration in such service provider’s service platform or system could materially and adversely affect our business, financial condition, and results of operations.

Our business relies on a few significant suppliers that account for more than 10% of our total purchases. Any interruption in operations in such significant suppliers may have a materially adverse effect on our business, financial condition, and results of operations.

We rely on a few suppliers that account for more than 10% of our total purchases, with whom we collaborate to advertise game apps through their own or cooperative ad distribution channels. For the six months ended December 31, 2023, we had two significant suppliers, Moloco Corporation (“Moloco”) and Sinointeractive Digital Marketing Co., Ltd. (“Sinointeractive”), which accounted for 22.3% and 18.2% of our total accounts payable balance, respectively. For the fiscal year ended June 30, 2023, we had three significant suppliers, AppLovin Corporation (“AppLovin”), Moloco, and Sinointeractive, which accounted for 18.5%, 14.8%, and 12.5% of our total accounts payable balance, respectively. For the fiscal year ended June 30, 2022, AppLovin and Moloco accounted for 12.7% and 10.6% of our total accounts payable balance, respectively. No other suppliers accounted for more than 10% of our total purchases during the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022. As an example of a typical transaction, in accordance with a service agreement dated May 27, 2019 between AppLovin and Dataverse Co., Limited (“Dataverse”), one of our subsidiaries, AppLovin is required to provide advertising services to distribute Dataverse’s mobile applications (namely, mobile games) to end users, and provide Dataverse with access to AppLovin’s online reporting system and invoice Dataverse based on the numbers in the reporting system. Pursuant to the agreement, Dataverse is obligated to pay services based on invoice numbers, which are considered final and billable two days after the end of each month. Either party may terminate the agreement for any reason by providing written notice, which may be provided by email to any of the contacts listed the agreement, two days prior to the desired termination date. In the event of termination of the agreement, Dataverse is required to pay AppLovin any amounts owed or invoiced within 30 days of invoice. In view of the above, there is no guarantee that we will not have a concentration of suppliers in the future. Such third-party suppliers are independent entities with their own operational and financial risks that are beyond our control. If any of these suppliers breach or terminate their contracts with us, or experience significant disruptions to their operations, we will be required to find and enter into contracts with one or more replacement suppliers. It could be costly and time-consuming to find alternative suppliers, and these suppliers may not be available to us at reasonable terms or at all. As a result, this could harm our business and financial results and result in lost or deferred revenue.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

Certain of our key metrics, such as the Average Daily Active Users (“DAU”), Average Monthly Active Users (“MAU”), Average Daily Paying Users (“DPU”), Average Monthly Paying Users (“MPU”), Average Revenue Per Daily Active User (“RPDAU”), Average Monthly and Daily Payer Conversion Rate (“MPCR” and “DPCR”), and Average Day Seven Retention Rate (“Average 7D Retention Rate”) and other similar user metrics, are calculated using data tracked by our internal analytics systems based on tracking activity of user accounts. The analytics systems and the resulting data have not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring usage and user engagement across our user base, and factors relating to user activity and systems may impact these numbers. In addition, we rely on the accuracy and transparency of data provided by individuals and reported by third parties to calculate our metrics and eliminate duplication of data.

Our advertisers rely on our key metrics as a representation of our performance. We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. If we determine that we can no longer calculate any of our key metrics with a sufficient degree of accuracy and if we cannot find an adequate replacement for the metric, our business, financial condition, or results of operations may be harmed. In addition, if advertisers and platform partners do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and advertisers and platform partners may be less willing to allocate their budgets or resources to our game products, which could negatively affect our business, financial condition, or results of operations.

If the use of mobile devices as game platforms and the proliferation of mobile devices generally do not increase, our business could be adversely affected.

The number of people using mobile Internet-enabled devices has increased dramatically over time and we expect this trend to continue. However, the mobile market, particularly the market for mobile games, may not grow in the way we anticipate. Our future success is substantially dependent upon the continued growth of the market for mobile games. In addition, we do not currently offer our games on all mobile devices. If the mobile devices on which our games are available decline in popularity or become obsolete faster than anticipated, we may experience a decline in revenue and bookings and may not achieve the anticipated return on our development efforts. Any such declines in the growth of the mobile market or in the use of mobile devices for games could harm our business, financial condition, or results of operations.

Our business generates and processes a large amount of data, and it is required to comply with laws and regulations in multiple jurisdictions relating to data privacy and security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

As of the date of this proxy statement/prospectus, we have collected, processed, transmitted, and stored user data, including, in and across multiple jurisdictions during the course of business. The data we collect includes users’ email addresses, geographical location, device information, and their preferences in games. These are common data collected for the type of business we are engaged in.

As a result of our global operations, we may be subject to a variety of laws and regulations in various jurisdictions where we operate, as well as contractual obligations, regarding data privacy, protection, and security. Some of these laws and regulations require obtaining data subjects’ consent to the collection and use of their data, honoring data subjects’ requests to delete their data or limit the processing of their data, providing notifications in the event of a data breach, and setting up the proper legal mechanisms for cross-border data transfers. Some users may refuse to provide consent to have their data collected or may restrict the use of such data. In many cases, these laws and regulations apply not only to the collection and processing of data from third parties with whom we do not have any contractual relationship, but also to the sharing or transfer of information between or among us, our subsidiaries, and other third parties with which we have commercial relationships, such as our business partners. The regulatory framework for data privacy, protection, and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

The legislative and regulatory landscapes for data privacy and security continue to evolve in jurisdictions worldwide, with an increasing focus on privacy and data protection issues with the potential to affect our business. In the United States, such privacy and data security laws and regulations include federal laws and regulations like the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act (“CANPAM Act”), the Telephone Consumer Protection Act, the Do-Not-Call Implementation Act, and rules and regulations promulgated under the authority of the Federal Trade Commission as well as state laws like the California Consumer Privacy Act (“CCPA”) and the varying data breach notification laws that have been enacted in all 50 U.S. states and the District of Columbia. The CCPA, which is substantially similar to legislation passed in 12 other U.S. states, provides individual privacy rights for California residents and places increased data privacy and security obligations on entities handling certain personal information of California residents and households. Among other things, the CCPA expands rights related to such individual’s personal information, including the right to access and require correction or deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is collected, used, and shared by the covered business. Further, the CCPA imposes obligations related to data minimization and places limitations on the sharing of personal information for cross-context behavioral advertising and on the use of “sensitive” personal information The CCPA provides for civil penalties for violations, as well as a private right of action and statutory damages for security breaches that may increase security breach litigation, and a designated state agency, the California Privacy Protection Agency, is tasked with implementing and enforcing the law and imposing administrative fines. The effects of the CCPA and similar laws are significant and could require us to modify our data collection or processing practices and policies, incur substantial costs and expenses in an effort to comply, alter our strategies and the availability of previously useful data, and could result in changes in business practices and policies. Additionally, while such U.S. state legislation is substantially similar, there are numerous various between the laws that may add complexity and require additional investment in resources to compliance programs.

Many of the other jurisdictions where our games are published, including the EU, also have restrictive laws and regulations dealing with the processing of personal information. In addition to regulating the processing of personal information within the relevant jurisdictions, these legal requirements often also apply to the processing of personal information outside these jurisdictions, where there is some specified link to the relevant jurisdiction. For example, the European Union’s Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (the “General Data Protection Regulation” or “GDPR”) became effective in May 2018, imposes strict requirements on controllers and processors of personal data in the European Economic Area (“EEA”), including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, taking certain measures when engaging third-party processors and greater control for data subjects (including the “right to be forgotten” and data portability). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. The GDPR increased our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities. Failure to comply with the requirements of GDPR may result in significant fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. The GDPR also regulates cross-border transfers of personal data and requires transferee countries to have protections equivalent to protections available in the EEA. Unless the destination country is an adequate country (as recognized by the European Commission), we will be required to incorporate a GDPR transfer mechanism (such as the European Commission approved standard contractual clauses (“SCCs”)) into our agreements with third parties to govern transfers of personal data outside the EEA. The new SCCs may also impact our business as companies based in the EEA may be reluctant to utilize the new clauses to legitimize transfers of personal data to third countries given the burdensome requirements of transfer impact assessments and the substantial obligations that the new SCCs impose upon exporters.

The United Kingdom operates a separate but similar regime to the EU with which we will have to comply and that allows for fines of up to the greater of £17.5 million or 4% of the total worldwide annual turnover of the preceding financial year. Further, from January 1, 2021, we have been required to comply with the GDPR and also the United Kingdom GDPR (“UK GDPR”), which, together with the amended United Kingdom Data Protection Act 2018, retains the GDPR in the United Kingdom national law. Although the UK is regarded as a third country under the EU’s GDPR, the European Commission has now issued a decision recognizing the UK as providing adequate protection under the GDPR and, therefore, transfers of personal data originating in the EEA to the UK remain unrestricted. Like the GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. It is not subject to the new forms of SCCs but has issued its own transfer mechanism—the UK international data transfer agreement—which, like the SCCs, requires exporters to carry out a transfer impact assessment. The UK government has confirmed that personal data transfers from the UK to the EEA remain free flowing. The UK Government has also now introduced a Data Protection and Digital Information Bill (or the UK Bill) into the UK legislative process with the intention for this bill to reform the UK’s data protection regime following Brexit. If passed, the final version of the UK Bill may have the effect of further altering the similarities between the UK and EU data protection regimes and threaten the UK Adequacy Decision from the EU Commission. This may lead to additional compliance costs and could increase our overall risk.

As we do not collect user data in the PRC, we are currently not subject to data privacy rules and regulations in the PRC. However, we expect that there will continue to be new proposed laws and regulations concerning data privacy and security in the PRC, and we cannot yet determine the impact that such future laws, regulations, and standards may have on its business.

Efforts to comply with these and other data privacy and security restrictions that may be enacted could require us to modify our data processing practices and policies and increase the cost of our operations. Failure to comply with such restrictions could subject us to criminal and civil sanctions and other penalties. In part due to the uncertainty of the legal climate, complying with regulations, and any applicable rules or guidance from regulatory authorities or self-regulatory organizations relating to privacy, data protection, information security, and consumer protection, may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to attract or retain players, and otherwise adversely affect our business, reputation, legal exposure, financial condition and results of operations. Our business, including our ability to operate and expand internationally, could be adversely affected if laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that requires changes to these practices, the design of our games, features, or our privacy policy.

Player interaction with our games is subject to our privacy policy and terms of service. If we fail to comply with our posted privacy policy or terms of service or if we fail to comply with existing privacy-related or data protection laws and regulations, it could result in complaints by data subjects or proceedings or litigation against us by governmental authorities or others, which could result in fines or judgments against us, damage our reputation, impact our financial condition, and harm our business. If regulators, the media, or consumers raise any concerns about our privacy and data protection or consumer protection practices, even if unfounded, this could also result in fines or judgments against us, damage our reputation, and negatively impact our financial condition and damage our business.

Additionally, if third parties we work with, such as our service providers or game developer partners, violate applicable laws, regulations, or agreements, such violations may put our users’ and/or employees’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims (including class action claims) or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our players to lose trust in us and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

In addition, in some cases, we are dependent upon app distribution platform providers, such as Apple App Store and Google Play—to solicit, collect, and provide us with information regarding our games that is necessary for compliance with these various types of regulations. These platform providers may dictate rules, conduct, or technical features that do not properly comply with federal, state, local, and foreign laws, regulations, and regulatory codes and guidelines governing data privacy, data protection, and security, including with respect to the collection, storage, use, processing, transmission, sharing, and protection of personal information and other consumer data. In addition, these platforms may dictate rules, conduct, or technical features relating to the collection, storage, use, transmission, sharing, and protection of personal information and other consumer data, which may result in substantial costs and may necessitate changes to our business practices, which in turn may compromise our growth strategy, adversely affect our ability to attract, monetize or retain players, and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations. Any failure or perceived failure by us, or by third parties we work with, such as our game developer partners, to comply with these platform-dictated rules, conduct, or technical features may result in platform-led investigations or enforcement actions, litigation, or public statements against us and/or our game developer partners, which in turn could result in significant liability or temporary or permanent suspension of our business activities with these platforms, cause our players to lose trust in us, and otherwise compromise our growth strategy, adversely affect our ability to attract, monetize or retain players, and otherwise adversely affect our business, reputation, legal exposures, financial condition and results of operations. See “— Non-compliance with rules, policies, and guidance established by app distribution platforms, either by us or third parties, including our game developer partners, could result in potential penalties and disruptions in our business, which may adversely affect our results of operations and financial performance.”

In the area of information security and data protection, many jurisdictions have passed laws that impose notification requirements when there is a security breach of personal data or that require the adoption of minimum information security standards that are often vaguely defined and difficult to implement. Our security measures and standards may not be sufficient to protect personal information, and we cannot guarantee that our security measures will prevent security breaches. A security breach that compromises personal information could harm our reputation and result in a loss of player and/or employee confidence in our games and ultimately in a loss of players, which could adversely affect our business and impact our financial condition. A security breach could also involve loss or unavailability of business-critical data and could require us to spend significant resources to mitigate and repair the breach, which in turn could compromise our growth and adversely affect our ability to attract, monetize, or retain players. These risks could also subject us to liability under applicable security breach-related laws and regulations and could result in additional compliance costs, costs related to regulatory inquiries and investigations, and an inability to conduct our business.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the U.S. and abroad that affect our business, including state and federal laws regarding consumer protection, electronic marketing, protection of minors, data protection and privacy, intellectual property, export, and national security, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the U.S. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices and could have an adverse effect on our business. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws and regulations.

We are potentially subject to a number of foreign and domestic laws and regulations that affect the offering of certain types of content, such as that which depicts violence, many of which are ambiguous, still evolving, and could be interpreted in ways that could harm our business or expose us to liability. In addition, there are ongoing academic, political, and regulatory discussions in the U.S., Europe, Australia, Brazil, and other jurisdictions regarding whether certain game genres, such as social casino, or certain game mechanics, such as “loot boxes,” should be subject to a higher level or different type of regulation than other game genres or mechanics to protect consumers, in particular minors and persons susceptible to addiction, and, if so, what such regulation should include. For example, in 2018, a U.S. court determined that a class-action plaintiff was able to state a claim that an online social casino game operated by Big Fish Games, Inc. violated a specific anti-gambling law in Washington State. Subsequent to this ruling, additional purported class-action suits were filed against other social casino gaming companies for alleged violations of Washington State’s gambling and consumer protection laws, and some of the defendant companies have entered into settlement agreements to settle their respective lawsuits. Similarly, In February 2022, a putative class action complaint was filed against Zynga Inc. generally alleging similar violations of Washington State’s gambling and consumer protection laws, which was settled in December 2022. Another case was filed in Washington State against DoubleDown Interactive, LLC, claiming that the sale of virtual chips in certain of the DoubleDown Interactive, LLC’s social casino-style games violated Washington State’s gambling laws and Washington’s Consumer Protection Act, and was settled in June 2023. Similar class action suits have been filed in multiple states in the U.S. against publication platforms and publishers alleging online social casino games violate various anti-gambling laws since 2020. If new social casino regulations are imposed, or other regulations are interpreted to apply to our social casino games, certain, or all, of our casino-themed games may become subject to such rules and regulations and expose us to civil and criminal penalties if we do not comply. Additionally, loot box game mechanics have been the subject of increased public discussion—for example, Belgium and the Netherlands have recommended enforcement actions against certain companies, the U.S. Federal Trade Commission (“FTC”) held a public workshop on loot boxes in August 2019, at least one bill was introduced in the U.S. Senate that would regulate loot boxes in games marketed toward players under the age of 18, the United Kingdom’s Department for Digital, Culture, Media and Sport in September 2020 launched a call for evidence into the impact of loot boxes on in-game spending and gambling-like behavior, several class action suits have been filed in Brazil and in Canada against various companies for offering loot boxes in their games or platforms based in part on claims connecting or equating loot boxes to gambling, and politicians have cited loot boxes as an example of recent technology innovation where government regulation is needed. In some of our casino games, certain mechanics may be deemed as “loot boxes.” New regulations by the FTC, U.S. states, or other international jurisdictions, which may vary significantly across jurisdictions and which we may be required to comply with, could require that these game mechanics be modified or removed from games, increase the costs of operating our games, impact player engagement and monetization, or otherwise harm our business performance. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics. If we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our games, which would harm our business, financial condition, and results of operations. In addition, the increased attention focused on liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, financial condition, or results of operations.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in the U.S. and elsewhere that could restrict the online and mobile industries, including player privacy, advertising, taxation, content suitability, copyright, distribution, and antitrust. Furthermore, the growth and development of electronic commerce and virtual items may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through the Internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase, and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the marketing of in-app purchases, labeling of free-to-play games, or regulation of currency, banking institutions, unclaimed property, or money transmission may be interpreted to cover our games and the virtual currency, goods, or payments that we receive. If that were to occur, we may be required to seek licenses, authorizations, or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements, and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the U.S. or elsewhere regarding these activities may lessen the growth of social game services and impair our business, financial condition, or results of operations.

The proper functioning of our technology systems and platforms is essential to our business. Any disruption to our information technology systems could materially affect our ability to maintain the satisfactory performance of our game publishing support services.

The proper functioning of our technology and analytics systems and platforms, such as the Game Version Control System, the Online Testing Detection and Auxiliary Management System, and the Game Development and Deployment Process Control Service System, is essential to improve the efficiency of our administrative processes and game publishing services. See “Business of Gamehaus—Technology.” The satisfactory performance, reliability, and availability of our information technology systems are critical to our ability to help developers generate textual and visual content and analyze testing data to better understand a game’s user acquisition costs, retention rates, conversion rates, and average revenue per user (“ARPU”) across different distribution channels. Our technology or infrastructure, however, may not function properly at all times. Any system interruptions caused by computer viruses, hacking, or other attempts to harm the systems could result in the unavailability or slowdown of our system or platforms and compromise the quality of the gaming publishing support services provided thereon. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, which could lead to system interruptions, website or mobile application slowdown or unavailability, or loss of data. Any of such occurrences could cause severe disruption to our daily operations. As such, our reputation may be materially and adversely affected, our market share could decline, and we could be subject to liability claims.

If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could be subject to increased costs, liabilities, reputational harm, or other negative consequences, and we have no insurance coverage with respect to any such attacks or incidents.

Our information technology systems and platforms may be subject to cyber-attacks, viruses, malicious software, ransomware, break-ins, theft, computer hacking, phishing, employee error or malfeasance, or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated hacks. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive proprietary or confidential information, including personal data, create system disruptions, or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities. Our systems and the data stored on those systems also may be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and the data stored on or transmitted by those systems, including the data of our game players.

Although we have taken measures to protect sensitive data from unauthorized access, use, or disclosure, our protective measures may not be effective and our information technology may still be vulnerable to attacks. In the event of such attacks, the costs to eliminate, investigate, and address the foregoing security threats and vulnerabilities before or after a cyber-incident could potentially be significant, and our remediation efforts may not be successful and could result in interruptions or delays of services. Moreover, as of the date of this proxy statement/prospectus, we do not maintain cyber-security insurance or insurance against breaches or loss of data or personal private information of users of our games. Therefore, we do not have any insurance coverage that would compensate us if a public or private claim is brought against us claiming a failure to adequately protect privacy and data. See “—Our current insurance policies do not provide adequate levels of coverage against claims we may incur, and in the case of an uninsured or underinsured claim we would be required to bear the costs of repair and recovery and/or potential liability for a wide variety of perils to which our business is exposed, including those relating to cyber-attacks and data breaches.” As threats related to cyber-attacks develop and grow, we may also find it necessary to take further steps to protect our data and infrastructure, which could be costly and therefore impact the results of operations. In the event that we are unable to prevent, detect, and remediate the foregoing security threats and vulnerabilities in a timely manner, our operations could be interrupted or we could incur financial, legal, or reputational losses arising from misappropriation, misuse, leakage, falsification, or intentional or accidental release or loss of information maintained in our systems. The number and complexity of these threats continue to increase over time. Although we have not experienced any cyber-attacks or other privacy or data security incidents as of the date of this proxy statement/prospectus, and we inspect our systems on a regular basis to prevent these events from occurring, the possibility of these events occurring cannot be eliminated entirely.

We rely on app distribution platforms to distribute our mobile games and collect payments, including, in particular, Apple App Store and Google Play. If we were denied access to these app distribution platforms or if the terms of our revenue-sharing arrangements or other material aspects of our arrangements with these platforms were to materially adversely change, our mobile games business would be adversely affected, and such change could materially and adversely affect our business, financial condition and results of operation.

App distribution platforms, such as Apple App Store and Google Play, are crucial to our business. We publish our mobile games primarily through these app distribution platforms. Substantially all of the revenue our games generate are processed by those platforms. We also rely on them to record gross billings, maintain the security of their platforms to prevent fraudulent activities, and provide certain user services. We believe that our games benefit from the strong brand recognition and large user base of these platforms. Since a significant portion of our revenue has been generated from our customers (namely, game players) who accessed our games through these platforms, our accounts receivable are derived mainly from sales through these two platforms. As of December 31, 2023, Apple App Store and Google Play accounted for approximately 62% and 22%, respectively, of our total accounts receivable balance. As of June 30, 2023, Apple App Store and Google Play accounted for approximately 66% and 20%, respectively, of our total accounts receivable balance. As of June 30, 2022, Apple App Store and Google Play accounted for approximately 62% and 19%, respectively, of our total accounts receivable balance.

If our collaboration with any of these third-party platforms terminates for any reason, we may not be able to find a replacement in a timely manner or at all, and the distribution of our games may be adversely affected. Any failure on our part to maintain good relationships with such app distribution platforms, including Apple App Store and Google Play, for the distribution of our games could cause the number of our game downloads and activations to decrease, perhaps materially, which will have a material adverse effect on our business, financial condition, and results of operations.

We are subject to these third-party platforms’ standard terms and conditions for application developers, which govern the content, promotion, distribution, and operation of games and other applications on their platforms, as well as the terms of the payment processing services provided by the platforms. Our business would be harmed if:

●	the platform providers discontinue or limit our access to their platforms;

●	governments or private parties, such as internet providers, impose bandwidth restrictions or increase charges or restrict or prohibit access to those platforms;

●	the platforms increase the fees they charge us;

●	the platforms modify their algorithms, communication channels available to developers, respective terms of service, or other policies;

●	the platforms decline in popularity;

●	the platforms adopt changes or updates to their technology that impede integration with other software systems or otherwise require us to modify our technology or update our games in order to ensure players can continue to access our games and content with ease;

●	the platforms block or limit access to the genres of games that we provide in any jurisdiction;

●	the platforms impose restrictions or spending caps or make it more difficult for players to make in-app purchases of virtual items;

●	the platforms change how the personal information of players is made available to developers or develop or expand their own competitive offerings; or

●	we are unable to comply with the platform providers’ terms of service.

If our platform providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted. For example, in the past, some of these platform providers have been unavailable for short periods of time, unexpectedly changed their terms or conditions, or experienced issues with their features that permit our players to purchase virtual items. Furthermore, any changes in the revenue-sharing arrangements that we have with those third-party app distribution platforms may materially impact our revenue and profitability. In addition, changes in the credit period or the settlement cycle terms of these platforms may materially and adversely affect our cash flow. These platforms may also experience security breaches or other issues with their functionalities. In addition, disputes with the platforms, such as disputes relating to intellectual property rights, distribution fee arrangements, and billing issues, may also arise from time to time and we cannot assure you that we will be able to resolve such disputes in a timely manner or at all.

In addition, we may lose a significant app distribution platform due to a variety of factors, including our ability to comply with the rules and policies imposed by those platforms. See “—Non-compliance with rules, policies, and guidance established by app distribution platforms, either by us or third parties, including our game developer partners, could result in potential penalties and disruptions in our business, which may adversely affect our results of operations and financial performance.” Even though we have a strong record of performance, we cannot guarantee that we will continue to maintain the business cooperation with these significant app stores at the same level, or at all.

We rely on a few third-party app distribution platforms to distribute our games and collect revenue, and if our ability to do so is harmed, or such app distribution platforms change their policies in such a way that restricts our business, increases our expenses, or limits the information we derive from our mobile games, our business, financial condition, and results of operations could be adversely affected.

An app distribution platform provider may alter how mobile apps are labeled or marketed on its platform, change how the personal information of its users is made available to developers on its platform, limit the use of personal information for advertising purposes, restrict how users can share information on its platform or across platforms, or significantly increase the level of compliance or requirements necessary to use its platform.

For example, in April 2021, Apple started implementing its application tracking transparency framework that, among other things, requires users’ opt-in consent for certain types of tracking. While this transparency framework has not had a significant impact on our overall business, it may in the future, including with respect to the effectiveness of our advertising practices and/or our ability to efficiently generate revenue for our games. We and our third-party advertisement providers rely in part on identifier for advertisers (“IDFA”) to provide us with data that helps us better market and monetize mobile games. To the extent we or our third-party advertisement providers are unable to utilize IDFA or a similar offering, or if the transparency changes and any related opt-in or other requirements result in decreases in the availability or utility of data relating to mobile games, our marketing may not be as effective, we may not be able to continue to efficiently generate revenue for our mobile games, and our revenue and results of operations may be harmed.

Similarly, in February 2022, Google announced its Privacy Sandbox initiative for Android, a multi-year effort expected to restrict tracking activity and limit advertisers’ ability to collect app and user data across Android devices. Additionally, in May 2023, Google announced new Consent Management Platform (“CMP”) requirements for ads served in the EEA and the U.K., which will require, starting in January 2024, publishers using Google’s ad management platforms, including Google AdSense, Ad Manager, or AdMob, to utilize a CMP that has been certified by Google and integrated with the Interactive Advertising Bureau’s Transparency and Consent Framework when delivering ads to users in the EEA or the UK. If publishers do not adopt a Google-certified CMP within this timeframe, only limited ads will be eligible to serve in the EEA and UK. While to date these third-party platform privacy changes have had some impact on the discoverability of apps across these platforms and have had a relatively muted aggregate impact on our results of operations, the ultimate impact of these or any similar or future changes to the policies of Apple or Google may adversely affect our business, financial condition, and results of operations.

If we or our third-party advertising providers violate, or a distribution platform provider believes we or our third-party advertising providers have violated, a distribution platform’s terms of service, or if there is any change or deterioration in our relationship with such distribution provider, that platform provider could limit or discontinue the distribution of our mobile games on their platform, or limit or discontinue our access to its platform. In the event that third-party distribution platforms reduce the visibility or availability of our mobile games, our users’ ability to access our mobile games, or our ability to monetize our mobile games, our business, financial condition, and results of operations could be adversely affected.

Non-compliance with rules, policies, and guidance established by app distribution platforms, either by us or third parties, including our game developer partners, could result in potential penalties and disruptions in our business, which may adversely affect our results of operations and financial performance.

We depend upon our app distribution platforms, such as Apple App Store and Google Play, to solicit, collect, and provide us with information regarding our games that is necessary for compliance with applicable laws and regulations in the local markets where our games are distributed. These distribution platform providers also establish their own rules, policies, and guidance to regulate all the applications available on their platforms, including guidance on copyright, licensing, information collection, storage, use, processing, transmission, sharing, and protection. Any failure or perceived failure by us, or by third parties with whom we work, such as our game developer partners, to comply with these platform-dictated rules, conduct, or technical features may result in platform-led investigations or enforcement actions, litigation, or public statements against us and/or our game developer partners, which in turn may result in significant liability or temporary or permanent suspension of our business activities with those platforms, cause our players to lose trust in us, adversely affect our ability to attract, monetize, or retain players, and otherwise adversely affect our business and reputation. As of the date of this proxy statement/prospectus, we have not received any inquiries, notices, warnings, fines, or penalties regarding noncompliance with such rules and guidance mandated by our collaborative app distribution platforms. However, since the platform-imposed rules and policies are subject to frequent updates, there is no guarantee that we, and the third parties with whom we work, including our current or future game developer partners, will consistently comply with these rules and policies. In the event of any noncompliance, regardless of its veracity, we may incur penalties, fines, or punishments, including the removal of our game apps from their app distribution platforms. As a result, our business operations, financial condition, and results of operations may be adversely affected.

Use of generative artificial intelligence tools may require additional investment and costs, and pose unique risks to our business and could subject us to legal liability.

Uncertainty around new and emerging AI applications, such as generative AI content creation, may require additional investment in the development of proprietary datasets and machine learning models, development of new approaches and processes to provide attribution or remuneration to content creators, and the development of systems that enable creators to exert more control over how their work is utilized in AI development, which may be costly and could impact our profit margin. Developing, testing, and deploying AI systems may also increase the cost profile of our offerings due to the nature of the computing costs involved in such systems.

We use generative AI tools in our business. Generative AI tools producing content that can be indistinguishable from that generated by humans is a relatively novel development, with benefits, risks, and liabilities still unknown. Recent decisions of the U.S. Copyright Office suggest that we would not be able to claim copyright ownership in any source code, text, images, or other materials that we develop through the use of generative AI tools, and the availability of such protections in other countries is unclear. As a result, we could have no remedy if third parties reused those same materials, or similar materials also generated by AI tools. In addition, we have little or no insight into the third-party content and materials used to train these generative AI tools, or the extent of the original works which remain in the outputs. As a result, we may face claims from third parties claiming infringement of their intellectual property rights of materials or content we believed to be available for use and not subject to license terms or other third-party proprietary rights. We could also be subject to claims from the providers of the generative AI tools, if we use any of the generated materials in a manner inconsistent with their terms of use.

Any of these claims could result in legal proceedings and could require us to purchase a costly license, or limit or cease using the implicated software, or other materials or content unless and until we can re-engineer such materials or content to avoid infringement or change the use of, or remove, the implicated third-party materials, which could reduce or eliminate the value of our game products and relevant service offerings. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition, and future prospects.

If we fail to manage our growth or execute our strategies and future plans effectively, we may not be able to take advantage of market opportunities or meet the demand of our customers.

Our business has grown substantially since our inception, and we expect it to continue to grow in terms of scale and diversity of operations. For example, in order to diversify our revenue streams for future growth, we have begun investing in selected developer partners since December 2019, by acquiring equity stakes in the companies established by these development teams, to further solidify our long-term cooperation with them, who we believe have the potential to continue producing quality games. In addition, we endeavor to enlarge our developer partner base and diversify our game portfolio by actively sourcing new developers and game products. After 2023, as we plan to keep launching new products in the social casino game market, we also endeavor to explore new opportunities in casual and mid-core game genres, such as puzzle, match, simulation, RPG, and strategy games. This expansion increases the complexity of our operations and may cause strain on our managerial, operational, and financial resources. We must continue to hire, train, and effectively manage new employees. In the event that our new hires fail to perform as expected, or if we fail to hire, train, manage, and integrate new employees, our business, financial condition, and results of operations may be materially adversely affected. The expansion of our services will also require us to maintain consistency in the quality of our services so that our market reputation is not damaged by any deviations in quality, whether actual or perceived.

Our future results of operations also depend largely on our ability to execute our future plans successfully. In particular, our continued growth may subject us to the following additional challenges and constraints:

●	we face challenges in ensuring the productivity of a large employee base and recruiting, training, and retaining highly skilled personnel, including areas of game sourcing, game operations and marketing, and information technology for our growing operations;

●	we face challenges in responding to evolving industry standards and government regulation that impact our business and the mobile gaming industry in general;

●	we face technological or operational challenges as we implement our growth plans or strategies;

●	the execution of our future plans will be subject to the availability of funds to support the relevant capital investment and expenditures; and

●	the successful execution of our strategies is subject to factors beyond our control, such as general market conditions and global economic and political developments.

All of these endeavors involve risks and will require significant management, financial, and human resources. We cannot assure you that we will be able to effectively manage our growth or to implement our strategies successfully. There is no assurance that the investment to be made by us as contemplated under our future plans will be successful and generate the expected return. If we are not able to manage our growth or execute our strategies effectively, or at all, our business, results of operations, and prospects may be materially and adversely affected.

Unauthorized use of our intellectual property by third parties and expenses incurred in protecting our intellectual property rights may adversely affect our business, reputation, and competitive edge.

As of the date of this proxy statement/prospectus, we have registered 61 software copyrights in the PRC, 34 domain names in the PRC, and nine and two trademarks in the PRC and U.S., respectively. We regard our software copyrights, trademarks, domain names, and similar intellectual property as important to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-disclosure agreements to protect our proprietary rights. For details, please see “Business of Gamehaus — Intellectual Property.”

Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented, or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. While we publish games on the global market, we focus primarily on protecting our intellectual property rights in the PRC than anywhere else. Consequently, we may face challenges when defending our intellectual property rights outside the PRC. See “—We have not sought to register and do not have protection for our proprietary software, or the software and other intellectual property that we license from out developer partners, outside of China, notwithstanding that a majority of our business is conducted in North America and the EU.” In addition, maintaining and enforcing intellectual property rights may also be difficult in the PRC. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently. Confidentiality, invention assignment, and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in all jurisdictions.

Policing unauthorized use of our proprietary technology and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce their intellectual property rights. Future litigation could result in substantial costs and diversion of our resources and could disrupt our business, as well as materially adversely affect our financial condition and results of operations. Further, despite the potentially substantial costs, we cannot assure you that we will prevail in such litigation.

Third parties may claim that we infringe their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting our services.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how, or other intellectual property rights held by third parties. We may from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how, or other intellectual property rights that are infringed by our game products or technology and analytics tools or infrastructure utilized in our data-driven publishing support services. There could also be existing intellectual property of which we are not aware that our products and services may inadvertently infringe.

If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. Additionally, the application and interpretation of intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how, or other intellectual property rights are evolving and may be uncertain, and we cannot assure you that courts or regulatory authorities would agree with our analysis. Such claims, even if they do not result in liability, may harm our reputation. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and financial performance may be materially and adversely affected.

Non-compliance with laws and regulations on the part of any third parties with which we conduct business could expose us to legal expenses, compensation to third parties, penalties, and disruptions of our business, which may adversely affect our results of operations and financial performance.

Third parties with which we conduct business, including third-party digital marketing service providers/platforms, may be subject to regulatory penalties or punishments because of their regulatory compliance failures or infringement upon other parties’ legal rights, which may, directly or indirectly, disrupt our business. We cannot be certain whether such third party has violated any regulatory requirements or infringed or will infringe on any other parties’ legal rights, which could expose us to legal expenses or compensation to third parties, or both.

We, therefore, cannot rule out the possibility of incurring liabilities or suffering losses due to any non-compliance by third parties. There is no assurance that we will be able to identify irregularities or non-compliance in the business practices of third parties with which we conduct business, or that such irregularities or non-compliance will be corrected in a prompt and proper manner. Any legal liabilities and regulatory actions affecting third parties involved in our business may affect our business activities and reputation, and may in turn affect our business, results of operations and financial performance.

Moreover, regulatory penalties or punishments against our business stakeholders, such as our game developer partners, whether or not resulting in any legal or regulatory implications upon us, may nonetheless cause business interruptions or even suspension of these business stakeholders, and may result in abrupt changes in their business emphasis, such as changes in advertising and/or ad inventory offering strategies, any of which could disrupt our usual course of business with them and result in material negative impact on our business operations, results of operation, and financial condition.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services, or products that are complementary to their existing game publishing businesses. Future acquisitions may expose us to potential risks, including risks associated with the integration of new operations, services, and personnel, the diversion of resources from our existing businesses, failure to achieve expected growth by the acquired businesses, and the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, or the potential loss of or harm to relationships with both employees and customers resulting from their integration of new businesses.

In addition, we may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate acquisition or investment target, we may face challenges in successfully negotiating favorable terms of the acquisition or investment and financing the proposed transaction. We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders. If any one or more of the aforementioned risks associated with acquisitions or investments materialize, the acquisitions or investments may not be beneficial to us, which in turn may materially and adversely affect our business, financial condition, and results of operations.

A decline in general economic conditions or a disruption of financial markets may affect entertainment and gaming markets or the discretionary income of consumers, which in turn could adversely affect our profitability.

Our operations and profitability are directly or indirectly affected by general economic conditions and, in particular, conditions that have a direct impact on the demand for entertainment and leisure activities. A decline in general economic conditions could reduce the level of discretionary income that players have to spend on mobile games, which could negatively impact our revenue. The revenue generated from a particular mobile game could be affected directly by declines in consumer spending more broadly, resulting in a reduction in revenue we receive through income-sharing and/or profit-sharing arrangements with our cooperative game development teams. In addition, adverse economic conditions, including volatility and disruptions in financial markets, may also affect other stakeholders or investors in this arena, thereby potentially affecting their ability to cooperate with us.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

Our business may be negatively impacted by the fear of, exposure to, or actual effects of, a disease outbreak, epidemic, pandemic, or similar widespread public health concern, including travel restrictions or recommendations or mandates from governmental authorities as a result of the COVID-19 pandemic, the threat of the virus, or the emergence of any variants. During the fiscal year ended June 30, 2022, our business was moderately impacted by the COVID-19 pandemic. Specifically, a new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, or travel restrictions has been imposed to date upon different provinces or cities in China, including Shanghai, by the relevant local government authorities. We temporarily closed our Shanghai office starting from April 2022, as required by the local authorities in Shanghai, and had our employees located in Shanghai work remotely. Starting from June 2022, we reopened our Shanghai office, and both our management and business activities returned to normal. As a result of some employees working remotely and others taking sick leave occasionally, our ability to maintain a stable customer relationship was moderately compromised. During the fiscal year ended June 30, 2023, our business was moderately impacted by the COVID-19 pandemic for the same reason, as some of our employees experienced occasional lockdowns and quarantines in the first half of the fiscal year ended June 30, 2023. Since the end of 2022, the Chinese government has eased the COVID-19 restrictions. As a result, we gradually recovered from the negative impact of the COVID-19 pandemic on their results of operations. During the second half of fiscal year 2023, the COVID-19 pandemic did not have a material impact on our operating entities’ financial positions and operating results. Overall, considering that we do not publish our games in the PRC market and most of our game publishing operations can by conducted online with the concerted efforts of our technical and administrative teams, the negative impact of the COVID-19 pandemic. was very limited. In fact, our total revenue increased by 19.3%, or $27.3 million, to $168.2 million for the fiscal year ended June 30, 2023 from $140.9 million for the fiscal year ended June 30, 2022. During the six-month period ended December 31, 2023, the COVID-19 pandemic did not have a material impact on our operating entities’ financial positions or operating results. However, there is no assurance that a disease outbreak, such as the COVID-19 pandemic and any similar natural disasters will not occur in the future. The extent to which such natural diseases may impact us will depend on future developments, which are highly uncertain and cannot be predicted, including the duration, severity, and recurrence of any such disease outbreak, the effectiveness of mitigation strategies, and third-party actions taken to contain its spread and mitigate its public health effects. Any of these factors may materially and adversely affect our business, financial condition, and results of operations.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, prospects, financial condition, and results of operation.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have been concerns over the downturn in economic output caused by the COVID-19 pandemic. It is unclear whether these challenges will be contained and what effects they each may have. Economic conditions in regions where we operate or may seek to operate are sensitive to global economic conditions. In particular, there have been signs that the rate economic growth is declining in some of the regions where we operate or may seek to operate. Any prolonged slowdown in economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence, and dramatic changes in business and consumer behaviors. Credit risks of customers and suppliers and other counterparty risks may also increase. Our revenue depends in part on discretionary consumer spending and is also exposed to adverse changes in general economic conditions. In response to the perceived uncertainty in economic conditions, players may opt to postpone, reduce, or cease their spending on our games and our results of operations may be materially and adversely affected.

Any negative publicity about us, our services, and our management may materially and adversely affect our reputation and business.

We may from time to time receive negative publicity about us, our management, or our business. Certain of such negative publicity may be the result of malicious harassment or unfair competition acts by third parties. We may even be subject to government or regulatory investigation (including those relating to game content alleged to be illegal) as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to defend ourselves against such third-party conduct, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Harm to our reputation and confidence of players in our mobile games can also arise for other reasons, including misconduct of our employees or any third-party business partners with whom we conduct business. Our reputation may be materially and adversely affected as a result of any negative publicity, which in turn may cause us to lose market share, game players, cooperative development teams, and other business partnerships.

We may be adversely affected by the effects of inflation and a potential recession.

Global inflation has adversely affected, and may continue to affect, our liquidity, business, financial condition, and results of operations by increasing our overall cost structure, particularly if we are unable to increase the prices we charge our players commensurately. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor, weakening exchange rates and other similar effects. As a result of inflation, we have experienced and may continue to experience, cost increases. In addition, poor economic and market conditions, including a potential recession, may negatively impact the research and development investments and consumer spending levels and willingness, which would adversely affect our operating income and results of operations. If we are unable to take effective measures in a timely manner to mitigate the impact of the inflation as well as a potential recession, our business, financial condition, and results of operations could be adversely affected.

If we fail to attract, recruit, or retain our key personnel, including our executive officers, senior management, and key employees, our ongoing operations and growth could be affected.

Our success also depends, to a large extent, on the efforts of our key personnel, including Mr. Feng Xie, our founder and director, our senior management, and other key employees who have valuable experience, knowledge, and connection in the mobile gaming industry. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. There is no assurance that these key personnel will not voluntarily terminate their employment with us. The loss of any of our key personnel could be detrimental to our ongoing operations. Our success will also depend on our ability to attract and retain qualified personnel to manage our existing operations as well as our future growth. We may not be able to successfully attract, recruit, or retain key personnel, and this could adversely impact our financial condition, operating results, and business prospects.

We may from time to time be subject to claims, controversies, lawsuits, and legal proceedings, which could adversely affect our business, prospects, results of operations, and financial condition.

We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. However, claims and threats of lawsuits are subject to inherent uncertainties, and we are uncertain whether any of these claims would develop into a lawsuit. Lawsuits, or any type of legal proceeding, may cause us to incur defense costs, utilize a significant portion of our resources, and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations, and cash flows. In addition, negative publicity regarding claims or judgments made against our Company may damage our reputation and may result in a material adverse impact on us.

We have not sought to register and do not have protection for our proprietary software, or the software and other intellectual property that we license from our developer partners, outside of China, notwithstanding that a majority of our business is conducted in North America and the EU.

As of the date of this proxy statement/prospectus, while we have applied for the registration of our intellectual property rights for our significant technologies and self-developed software in the PRC, we have not applied for or obtained registration of our proprietary software or the intellectual property we license from our developer partners in any jurisdiction within the European Union (“EU”) or North America, where our business is primarily conducted. This presents several risks to our business. The absence of international intellectual property protection exposes us to potential infringements, legal disputes, and competitive challenges. Our proprietary or licensed software copyrights and other related intellectual property rights could be challenged, invalidated, circumvented, or misappropriated. Moreover, third parties may assert that we are infringing their rights, and we may not be successful in defending these claims without incurring substantial expenses to us and a significant diversion of management time and attention from our business strategy. While we plan to address these concerns as we expand, there is no assurance that we will succeed in securing the necessary protection or avoiding disputes, which could materially impact our business, financial condition, and results of operations.

Our current insurance policies do not provide adequate levels of coverage against claims we may incur, and in the case of an uninsured or underinsured claim we would be required to bear the costs of repair and recovery and/or potential liability for a wide variety of perils to which our business is exposed, including those relating to cyber-attacks and data breaches.

We maintain a general public liability insurance for one of our subsidiaries, Shanghai Kuangre, but have no general public liability insurance coverage for our other subsidiaries, including our operating subsidiaries engaged in the game publishing business. Our insurance coverage is insufficient to protect us against most losses. For example, we do not maintain directors and officers liability insurance, group comprehensive life insurance for employees, property insurance, or business disruption insurance. Neither do we maintain cyber-security insurance or insurance against breaches or loss of data or personal private information of users of our games. As a result, we do not have any insurance coverage that would compensate us if a public or private claim is brought against us claiming a failure to adequately protect privacy and data. The absence of insurance protection places our company at risk of incurring substantial costs and expenses for repair, recovery, and potential legal liabilities in the event of unforeseen events. If we incur any loss that is not covered by our insurance policies, or if the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

Risks Relating to Doing Business in the PRC

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on Gamehaus’ operations.

While Pubco does not publish games in the PRC market, it operates through subsidiaries in the PRC, and approximately 27.34% of its total assets are located in mainland China. Accordingly, Gamehaus’ business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect Gamehaus’ operating results and weaken their competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on Gamehaus. For example, Gamehaus’ financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect Gamehaus’ operating results.

The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and there is no assurance that it will not in the future release regulations or policies regarding the mobile game industry that could adversely affect Gamehaus’ business, financial condition, and results of operations. Furthermore, if China adopts more stringent standards with respect to certain areas such as corporate social responsibilities, Gamehaus’ PRC subsidiaries may incur increased compliance costs or become subject to additional restrictions in their operations.

Furthermore, Pubco, Gamehaus, and our investors may face uncertainty about future actions by the government of China that could significantly affect Gamehaus’ financial performance and operations. As of the date of this proxy statement/prospectus, neither Pubco nor Gamehaus has received or were denied permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that Pubco or Gamehaus will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past five decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Gamehaus are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involves uncertainties.

From time to time, Gamehaus’ PRC subsidiaries may have to resort to administrative and court proceedings to enforce their legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection Gamehaus’ PRC subsidiaries enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, Gamehaus’ PRC subsidiaries may not be aware of their violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of their contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect Gamehaus’ business and impede its ability to continue their operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against Pubco or its management that reside outside the United States based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

As a company incorporated under the laws of the Cayman Islands, Pubco conducts its operations through its subsidiaries in the PRC, and approximately 27.34% of its total assets are located in mainland China. In addition, following the closing of the Business Combination, four out of Pubco’s seven directors and officers, namely Feng Xie, Yimin Cai, Ling Yan, and Xi Yan, will be residents of the PRC. All or a substantial portion of the assets of Pubco’s directors and officers are located outside the United States. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against Pubco and its officers and directors who do not currently reside in the U.S. or have substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against Pubco, or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state. See “Enforceability of Civil Liabilities.”

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against Pubco or its directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with counterparts of another country or region to monitor and oversee cross border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law (“Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Given the Chinese government’s significant oversight and discretion over the conduct of Gamehaus’ business, the Chinese government may intervene or influence its operations at any time, which could result in a material change in Pubco’s operations and/or the value of Pubco Class A Ordinary Shares.

The Chinese government has significant oversight and discretion over the conduct of Gamehaus’ business and may intervene or influence its operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could result in a material change in Pubco’s operations and/or the value of Pubco Class A Ordinary Shares.

The Chinese government has recently published new policies that significantly affected certain industries such as the education and Internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the mobile game industry that could adversely affect Gamehaus’ business, financial condition, and results of operations. Furthermore, if China adopts more stringent standards with respect to certain areas such as environmental protection or corporate social responsibilities, Pubco and Gamehaus may incur increased compliance costs or become subject to additional restrictions in their operations. Certain areas of the law, including intellectual property rights and confidentiality protections, in China may also not be as effective as in the United States or other countries. In addition, Pubco and Gamehaus cannot predict the effects of future developments in the PRC legal system on their business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to Pubco and its investors, including you.

Any actions by the Chinese government, including any decision to intervene or influence the operations of Gamehaus or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause Pubco to make material changes to the operations of Gamehaus, may limit or completely hinder Pubco’s ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Following the consummation of the Business Combination, the ability of Pubco’s subsidiaries to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts for Pubco and Gamehaus to ensure their PRC subsidiaries’ compliance with such regulations or interpretations. As such, Pubco and Gamehaus may be subject to various government and regulatory interference in the provinces in which they operate in China. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether Pubco will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be later denied or rescinded. Although we believe Pubco and Gamehaus are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on the U.S. exchange as of the date of this proxy statement/prospectus, their operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to their business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of Gamehaus at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause Pubco to make material changes to the operations of Gamehaus, may limit or completely hinder Pubco’s ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject Pubco or its subsidiaries to additional compliance requirements in the future.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and became effective on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (i) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (ii) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

Any failure or perceived failure by PRC domestic companies to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. The Trial Measures specify that the offering and listing of an issuer shall be deemed as an indirect overseas offering and listing of a PRC domestic company if, among other features, the issuer derives over 50% of the revenue, net income, total assets, or net assets from mainland China within the most recent completed fiscal year. As of the date of this proxy statement/prospectus, since Gamehaus generated over 50% of each of its revenue, net income, total assets, and net assets from outside China, Pubco’s PRC counsel, JunHe LLP, has advised that the offering and listing of Pubco are unlikely to be considered a PRC domestic company’s indirect overseas offering and listing under the Trial Measures, and thus none of Pubco, Gamehaus, or their subsidiaries are required to complete filing procedures with the CSRC. However, since the Trial Measures are newly published and the legislation, administration and jurisdiction authorities in China have broad discretion, even though Gamehaus does not fall into the definition of “an indirect overseas offering and listing of a PRC domestic company” explicitly stipulated in the Trail Measures, there remains a risk that the CSRC may nonetheless regard Gamehaus or Pubco as an issuer subject to the Trial Measures, and therefore Gamehaus or Pubco may be required to complete the filing with the CSRC in connection with the Business Combination. Given the substantial uncertainties surrounding the latest CSRC filing requirements, there is no assurance that, if ever required, Gamehaus or Pubco will be able to complete the filings and fully comply with relevant applicable laws or regulations on a timely basis, or at all.

Nonetheless, the Opinions, the Trial Measures, the revised Provisions, and any related implementing rules to be enacted may subject Pubco or its subsidiaries to additional compliance requirements in the future. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, there is no assurance that Pubco, Gamehaus, or any of their subsidiaries will remain exempt from the obligation to complete filing procedures in connection with the consummation of the Business Combination and listing of Pubco Class A Ordinary Shares. In the event that any of such entities are required to do so, there is no guarantee that their filing documents in connection with the closing of Business Combination and listing of Pubco Class A Ordinary Shares will meet the standards of the CSRC, or that they will be able to comply with any additional regulatory requirements, which may arise from the evolving interpretation of the Opinions, the Trial Measures, or any related implementing rules to be enacted.

Joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to Pubco’s listing on Nasdaq or future offerings of its securities in the U.S.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the HFCA Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also stated that the SEC staff is actively assessing how best to implement the other requirements of the HFCA Act, including the identification process and the trading prohibition requirements.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of Pubco and the prohibition of trading in its securities if the PCAOB is unable to inspect Pubco’s accounting firm at such future time.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which became effective on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. For example, on December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The Board made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in Pubco Class A Ordinary Shares to lose confidence in Pubco’s audit procedures and reported financial information and the quality of its financial statements.

Pubco’s auditor, Audit Alliance LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this proxy statement/prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Pubco’s auditor is headquartered in Singapore, and it is subject to PCAOB inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of Pubco’s auditor and Pubco’s auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to the closing of Business Combination and there is no assurance whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to Pubco since Pubco is an emerging growth company and the majority of its operations are conducted in China. Furthermore, if the PCAOB is unable to inspect Pubco’s accounting firm in the future, the HFCA Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within two years, as amended, will prohibit trading in its securities, and, as a result, an exchange may determine to delist Pubco’s securities and trading in such securities could be prohibited.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact Gamehaus’ business.

On December 28, 2021, 13 governmental departments of the PRC, including the CAC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (the “CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”). The Security Administration Draft provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators shall apply for a cybersecurity review by the relevant Cyberspace Administration of the PRC under certain circumstances, such as (i) mergers, restructurings, and divisions of Internet platform operators that hold large amount of data relating to national security, economic development, or public interest which affects or may affect the national security, (ii) overseas listings of data processors that process personal data for more than one million individuals, (iii) Hong Kong listings of data processors that affect or may affect national security, and (iv) other data processing activities that affect or may affect the national security. The deadline for public comments on the Security Administration Draft was December 13, 2021.

The PRC Data Security Law, which was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China (the “Personal Information Protection Law”), which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021.

As of the date of this proxy statement/prospectus, none of Pubco, Gamehaus, or any subsidiaries thereof have received any notice from any authorities identifying any of them as CIIOs or requiring Pubco or Gamehaus to go through cybersecurity review or network data security review by the CAC. As confirmed by Pubco’s PRC counsel, JunHe LLP, Gamehaus’ operations and Pubco’s listing are not expected to be affected by, or subject to, cybersecurity review by the CAC under the Cybersecurity Review Measures, given that neither Gamehaus nor its PRC subsidiaries are (i) network platform operators engaging in data processing activities that affect or may affect national security; (ii) critical information infrastructure operators purchasing cyber products or services that affect or may affect national security; or (iii) network platform operators with personal information data of more than one million users. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, Pubco expects to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on it. Pubco cannot guarantee, however, that Gamehaus will not be subject to cybersecurity review and network data security review in the future. During such reviews, Gamehaus may be required to suspend their operations or experience other disruptions to their operations. Cybersecurity review and network data security review could also result in negative publicity with respect to Pubco and diversion of its managerial and financial resources, which could materially and adversely affect its business, financial conditions, and results of operations.

To the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of Pubco or its subsidiaries by the PRC government to transfer cash or assets.

Relevant PRC laws and regulations permit Pubco’s PRC subsidiaries to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of Pubco’s PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in the PRC are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, in order for Pubco to pay dividends to its shareholders, it will rely on payments made from Shanghai Kuangre, Chongqing Haohan, and Gamepromo as dividends from these subsidiaries and the distribution of such payments to Gamehaus BVI as dividends from Gamehaus HK, and then the distribution of such payments to Pubco as dividends from Gamehaus BVI. If Shanghai Kuangre, Chongqing Haohan, Gamepromo, or their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Pubco’s cash dividends, if any, will be paid in U.S. dollars. If Pubco is considered a tax resident enterprise of the PRC for tax purposes, any dividends it pays to its overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “— Under the PRC Enterprise Income Tax Law, Pubco may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to Pubco and its non-PRC shareholders and have a material adverse effect on its results of operations and the value of your investment.”

As of the date of this proxy statement/prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. There is no assurance the PRC government will not intervene in or impose restrictions on Pubco’s ability to transfer cash or assets.

As a result of the above, to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/ Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of Pubco or its subsidiaries by the competent government to the transfer of cash or assets.

Under the PRC Enterprise Income Tax Law, Pubco may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to Pubco and its non-PRC shareholders and have a material adverse effect on its results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), which became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In April 2009, the State Administration of Taxation (the “SAT”) issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, or “SAT Circular 82,” which was amended in December 2017. SAT Circular 82 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation, and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. In addition to SAT Circular 82, the SAT issued the Measures for the Administration of Enterprise Income Tax of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises (for Trial Implementation), or “SAT Bulletin 45,” which took effect in September 2011 and was amended in April 2015, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

If the PRC tax authorities determine that the actual management body of Pubco is within the territory of China, Pubco may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, Pubco will be subject to the uniform 25% enterprise income tax on its worldwide income, which could materially reduce Pubco’s net income. In addition, Pubco will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by Pubco to its investors and gains on the sale of its shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of Pubco would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Pubco is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in Pubco Class A Ordinary Shares. Although up to the date of this proxy statement/prospectus, neither Pubco nor Gamehaus has been notified or informed by the PRC tax authorities that they have been deemed to be resident enterprises for the purpose of the EIT Law, there is no assurance that they will not be deemed to be resident enterprises in the future.

Chinese regulatory authorities could disallow Pubco’s holding company structure, which may result in a material change in its operations and/or a material change in the value of the securities Pubco is registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Following the consummation of the Business Combination, Pubco will indirectly hold the equity of its PRC subsidiaries through Gamehaus HK. Although the PRC government has increasingly open attitude towards absorbing foreign investment in general, it still implements the Special Administrative Measures for Access of Foreign Investments (the “Negative List”). Under the Negative List, foreign investors shall not invest in any forbidden fields stipulated in the Negative List and shall meet the conditions stipulated in the Negative List before investing in any restricted fields. As of the date of this proxy statement/prospectus, since Gamehaus distributes mobile games created by its developer partners across the countries and territories outside mainland China and its PRC subsidiaries do not distribute mobile games in mainland China, Gamehaus’ current services and operations in China are unlikely to be restricted or prohibited by the Negative List, but there is no guarantee that the Chinese government will not make a different interpretation, so as to disallow Pubco’s holding corporate structure. Moreover, the Chinese government revises the Negative List from time to time; although the scope of the Negative List is narrowing as a whole, it remains uncertain whether Gamehaus’ existing business or future business will be included in future revisions. If the business of Gamehaus’ PRC subsidiaries is deemed as a restricted or prohibited business based on the Negative List, Pubco’s corporate structure post-Business Combination may be considered illegal and required to be restructured by the Chinese government, which may adversely affect Pubco’s operations and the value of the securities it is registering for sale.

On July 4, 2014, SAFE issued the SAFE Circular 37, which requires PRC residents, including PRC individuals and institutions, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents must update their foreign exchange registrations with SAFE or its local branches when the offshore special purpose vehicles in which such residents directly hold equity interests undergo material events relating to any changes of basic information (including changes of such PRC individual shareholders, names, and operation terms), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions. As of the date of this proxy statement/prospectus, most of Gamehaus’ shareholders have completed SAFE Circular 37 Registration and are in compliance. Some of Gamehaus’ beneficial owners, who are PRC residents, are currently processing SAFE Circular 37 Registration. Gamehaus has asked their shareholders who are PRC residents to make the necessary applications and filings as required by SAFE Circular 37. Pubco attempts to comply and ensure that, following the consummation of the Business Combination, its shareholders who are subject to these rules comply with the relevant requirements. However, Gamehaus and Pubco may not be fully informed of the identities of all their shareholders or beneficial owners who are PRC residents, and therefore, Pubco and Gamehaus may not be able to identify all their shareholders or beneficial owners who are PRC residents to ensure their compliance with the SAFE Circular 37 or other related rules. In addition, there is no assurance that all such shareholders and beneficial owners who are PRC residents will comply with Pubco’s request to make, obtain, or update any applicable registrations or comply with other requirements required by the SAFE Circular 37 or other related rules in a timely manner. Even if such shareholders and beneficial owners who are PRC residents comply with such request, there is no assurance that they will successfully obtain or update any registration required by the SAFE Circular 37 or other related rules in a timely manner. If any of such shareholders who is a PRC resident, as determined by SAFE Circular 37, fails to fulfill the required foreign exchange registration, it will be deemed illegal for such shareholder to directly or indirectly hold Pubco’s equity under the PRC laws. Furthermore, if PRC authorities disallow such shareholder to own Pubco’s equity, Pubco’s PRC subsidiaries may be prohibited from distributing dividends to Pubco or from carrying out other subsequent cross-border foreign exchange activities, and Pubco may be restricted in its ability to contribute additional capital to its PRC subsidiaries, which may adversely affect Pubco’s operations and the value of the securities Pubco is registering for sale.

Furthermore, if future laws, administrative regulations, or provisions mandate further actions to be taken by Pubco, Gamehaus, or their PRC subsidiaries with respect to their existing corporate structure, Pubco may face substantial uncertainties as to whether it can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect Pubco’s corporate structure, resulting in a material change in its operations and/or a material change in the value of Pubco Class A Ordinary Shares, including that it could cause the value of Pubco Class A Ordinary Shares to significantly decline or become worthless.

Because some of Gamehaus’ operations are in China, Gamehaus’ business is subject to a certain degree of the complex and rapidly evolving laws and regulations there.

As a company having certain business operations in China, Gamehaus is subject to the laws and regulations of China, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of Gamehaus’ business in China, and the regulations to which Gamehaus’ business in China is subject may change rapidly and with little advance notice to Gamehaus or its shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with Gamehaus’ current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede Gamehaus’ development in China;

●	result in negative publicity or increase Gamehaus’ operating costs in China;

●	require significant management time and attention; and

●	subject Gamehaus to remedies, administrative penalties, and even criminal liabilities that may harm its business, including fines assessed for its current or historical operations, or demands or orders to modify or even cease its business practices in China.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which Gamehaus conducts its business in China and could require Gamehaus to change certain aspects of its business to ensure compliance, could increase costs and expenses, require Gamehaus to obtain more licenses, permits, approvals, or certificates, or subject Gamehaus to additional liabilities. To the extent any new or more stringent measures are required to be implemented, Gamehaus’ business, financial condition, and results of operations could be adversely affected and the value of Pubco’s securities could significantly decline.

Uncertainties with respect to the interpretation and implementation of the PRC Foreign Investment Law and Implementation Regulations may affect Gamehaus’ corporate governance.

On January 1, 2020, the PRC Foreign Investment Law (the “Foreign Investment Law”) and the Regulations for Implementation of the Foreign Investment Law (the “Implementation Regulations”), came into effect and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules. Since the Foreign Investment Law and the Implementation Regulations are relatively new, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law and the Implementation Regulations may affect Gamehaus’ relevant corporate governance practices and increase Gamehaus’ compliance costs. For instance, the Foreign Investment Law and the Implementation Regulations require that foreign-invested enterprises established before the Foreign Investment Law became effective have five years to complete the necessary adjustments to their organization form, governance structure, and other required matters to comply with the PRC Company Law, the Partnership Enterprise Law, and other laws. The PRC Company Law significantly differs from the Sino-foreign Equity Joint Venture Enterprise Law and the Sino-foreign Cooperative Joint Venture Enterprise Law. These differences include, but are not limited to, an enterprise’s highest authority, minimum number of directors, quorum, term of directors, voting mechanisms, profit distributions and equity transfer restrictions. According to the Implementation Regulations, the provisions regarding equity interest transfer and distribution of profits or remaining assets may remain the same as previously provided in the contracts among the joint venture parties of a foreign-invested enterprise. Uncertainties still exist with respect to the specific adjustments foreign-invested enterprises must make. The local branch of the State Administration for Market Regulation of the PRC (the “SAMR”) may, at its discretion, require Gamehaus’ PRC subsidiaries to make necessary adjustments to their articles of association and other filing documents to comply with the PRC Company Law and the Partnership Enterprise Law, as applicable.

In addition, the Foreign Investment Law and the Implementation Regulations impose information reporting requirements on foreign investors and foreign-invested enterprises. Any foreign investors or foreign-invested enterprises found to be non-compliant with these reporting obligations may be subject to fines or administrative liabilities.

As advised by Gamehaus’ PRC counsel, since Gamehaus distributes mobile games created by its developer partners across the countries and territories outside mainland China and its PRC subsidiaries do not distribute mobile games in mainland China, Gamehaus’ current services and operations in China are unlikely to be restricted or prohibited by the Foreign Investment Law. However, it is not known whether any additional laws or regulations promulgated pursuant to the Foreign Investment Law and the Implementation Regulations will have a material adverse effect on Gamehaus’ business, financial condition, and results of operations.

PRC regulations relating to offshore investment activities by PRC residents may limit Gamehaus’ PRC subsidiaries’ ability to increase their registered capital or distribute profits to Gamehaus or otherwise expose Gamehaus to liability and penalties under PRC law.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Relating to Foreign Exchange Control for Overseas Investment and Financing and Roundtripping by PRC Residents through Special Purpose Vehicles (“SAFE Circular 37”) in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released in February 2015 by SAFE, as amended in December 2019 (“SAFE Circular 13”), local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015.

Currently, most of Gamehaus’ shareholders have completed SAFE Circular 37 Registration and are in compliance. Some of Gamehaus’ beneficial owners, who are PRC residents, are currently processing SAFE Circular 37 Registration. Gamehaus has asked their shareholders who are PRC residents to make the necessary applications and filings as required by SAFE Circular 37. Gamehaus attempts to comply and ensure that its shareholders who are subject to these rules comply with the relevant requirements. However, Gamehaus may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in their company, nor can Gamehaus compel their beneficial owners to comply with SAFE registration requirements. As a result, Gamehaus cannot provide any assurances that all of its current and future shareholders who are PRC residents will comply with its request to make or obtain any applicable registration or comply with other requirements required by SAFE Circular 37 or other related rules. Failure by such shareholders or beneficial owners to comply with SAFE regulations could subject Gamehaus to fines or legal sanctions, restrict Gamehaus’ investment activities outside China or affect Gamehaus’ ownership structure, which could adversely affect Gamehaus’ business and prospects.

Restrictions on Gamehaus’ subsidiaries in the PRC and Hong Kong on paying dividends or making other payments to it under existing or new laws and regulations of the PRC may restrict Gamehaus’ ability to satisfy its liquidity requirements.

Dividend payments from Gamehaus’ PRC subsidiaries in the future are subject to various restrictions under PRC laws and regulations in force at the time and could be subject to additional, more onerous restrictions under new PRC laws and regulations that may come into effect in the future. Current PRC regulations permit Gamehaus’ PRC subsidiaries to pay dividends to Gamehaus only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of Gamehaus’ PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that withholding tax at the rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated. Furthermore, if Gamehaus’ PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict Gamehaus’ ability to satisfy its liquidity requirements. Due to these restrictions and additional restrictions that may be imposed under new PRC laws and regulations that may come into effect in the future, cash and/or non-cash assets held by Gamehaus’ PRC subsidiaries may not be available to fund Gamehaus’ foreign currency needs or any foreign operations that Gamehaus may have in the future or for other uses outside of the PRC.

Based on the experience of Gamehaus’ management team, Gamehaus does not believe that remittance of cash and/or non-cash assets is subject to the aforementioned interventions, restrictions, and limitations by the PRC government or similar interventions, restrictions, or limitations, nor does Gamehaus believe such interventions, restrictions, and limitations will be imposed on it or any future subsidiary that it may have in the foreseeable future. To the extent that Gamehaus’ cash and/or non-cash assets or any cash and/or non-cash assets held by its subsidiaries are subject to the aforementioned interventions, restrictions and limitations by the PRC government, then, as a result of such interventions, restrictions and limitations, such cash/assets may not be available to pay dividends to Gamehaus, to fund the operations of its subsidiaries.

If Pubco becomes directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, it may have to expend significant resources to investigate and resolve the matter which could harm its business operations, stock price, and reputation.

U.S. public companies that have a substantial majority of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on Pubco, its business, and the price of Pubco Class A Ordinary Shares. If Pubco becomes the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, Pubco will have to expend significant resources to investigate such allegations and/or defend Pubco. This situation will be costly and time consuming and could distract Pubco’s management from developing its business. If such allegations are not proven to be groundless, Pubco and its business operations will be severely affected and you could sustain a significant decline in the value of Pubco Class A Ordinary Shares.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay Pubco from using the proceeds of the Business Combination to make loans or additional capital contributions to its PRC subsidiaries, which could adversely affect Pubco’s liquidity and its ability to fund and expand its business.

Pubco is an offshore holding company with some of its operations conducted in China post-Business Combination. Pubco may make loans to its PRC subsidiaries subject to the approval, registration, and filing with governmental authorities and limitation of amount, or it may make additional capital contributions to its wholly foreign-owned subsidiaries in China. Any loans to its wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations with the National Development and Reform Commission, or the NDRC, and SAFE or its local branches. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, there is no assurance that Pubco will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by Pubco to its PRC subsidiaries or with respect to future capital contributions by Pubco to its PRC subsidiaries. If Pubco fails to complete such registrations or obtain such approvals, its ability to use the proceeds from the Business Combination and to capitalize or otherwise fund its PRC operations may be negatively affected, which could adversely affect liquidity of its operations in the PRC and Pubco’s ability to fund and expand its business.

Some of Gamehaus’ subsidiaries are subject to various evolving Hong Kong laws and regulations regarding data security or antimonopoly, which could subject them to government enforcement actions and investigations, fines, penalties, and suspension or disruption of their operations.

Gamehaus’ Hong Kong subsidiaries, including Gamehaus HK, Gamepromo, Dataverse, and Avid.ly, operate in Hong Kong and are thus subject to laws and regulations in Hong Kong in respect of data privacy, data security, and data protection. The main legislation in Hong Kong concerning data security is the PDPO, which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles contained therein. Pursuant to section 33 of the PDPO, the PDPO is applicable to the collection and processing of personal data if such activities take place in Hong Kong, or if the personal data is collected by a data user whose principal place of business is in Hong Kong. As of the date of this prospectus, Pubco confirms that Gamehaus’ Hong Kong subsidiaries have complied with the laws and requirements in respect of data security in Hong Kong. Gamehaus’ directors confirm that: (i) each of Gamehaus’ directors and its Hong Kong subsidiaries has not been involved in any litigation or regulatory action relating to breach of the PDPO; and (ii) they are not aware of any non-compliance incidents relating to breach of the PDPO since the date of incorporation of Gamehaus’ Hong Kong subsidiaries. Since the majority of Gamehaus’ users are located in Europe and North America and the majority of its revenue was derived from European and North American markets, and since Gamehaus’ Hong Kong subsidiaries do not directly engage in data collection or processing activities in Hong Kong, Pubco believes that the incumbent data security statutory requirements under Hong Kong laws do not materially affect their business. However, the laws on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, resulting in uncertainties about the scope of Pubco’s responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject Pubco or its Hong Kong subsidiaries to consequences, including, but not limited to, government enforcement actions and investigations, fines, penalties, and suspension or disruption of its Hong Kong subsidiaries’ operations.

The Competition Ordinance (Cap. 619 of the Laws of Hong Kong) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting, or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct described as the first conduct rule, the second conduct rule, and the merger rule. The first conduct rule prohibits undertakings from making or giving effect to agreements or decisions or engaging in concerted practices that have as their object or effect the prevention, restriction, or distortion of competition in Hong Kong. The second conduct rule prohibits undertakings that have a substantial degree of market power in a market from engaging in conduct that has as its object or effect the prevention, restriction, or distortion of competition in Hong Kong. The merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. The scope of application of the merger rule is limited to carrier licenses issued under the Telecommunications Ordinance (Cap. 106 of the Laws of Hong Kong). As of the date of this proxy statement/prospectus, Pubco and its Hong Kong subsidiaries have complied with all three areas of anti-competition laws and requirements in Hong Kong. Pubco’s Hong Kong subsidiaries have not engaged in any concerted practices that have an object or effect to prevent, restrict, or distort competition in Hong Kong. Additionally, neither Pubco nor its Hong Kong subsidiaries possess a substantial degree of market power in the Hong Kong market that could trigger the second conduct rule. The merger rule is equally not applicable to Pubco or its Hong Kong subsidiaries since neither Pubco nor its Hong Kong subsidiaries hold any carrier license issued under the Telecommunications Ordinance.

Accordingly, as confirmed by Pubco’s Hong Kong counsel, Jun He Law Offices, the data security or antimonopoly laws and regulations in Hong Kong do not restrict Pubco’s ability to accept foreign investment or impose limitation on its ability to list on any U.S. stock exchange under Hong Kong laws and regulations.

Increases in labor costs in the PRC may adversely affect Gamehaus’ business and profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for Gamehaus’ employees has also increased in recent years. Gamehaus expects that its labor costs, including wages and employee benefits, will continue to increase. Unless Gamehaus is able to pass on these increased labor costs to their customers by increasing prices for their products or services, their profitability and results of operations may be materially and adversely affected.

In addition, Gamehaus’ PRC subsidiaries have been subject to stricter regulatory requirements in terms of entering into labor contracts with their employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of their employees. Pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its amendments that became effective in July 2013, and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that Gamehaus’ PRC subsidiaries decide to terminate some of their employees or otherwise change their employment or labor practices, the Labor Contract Law and its implementation rules may limit their ability to effect those changes in a desirable or cost-effective manner, which could adversely affect their business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, there is no assurance that the employment practices of Gamehaus’ PRC subsidiaries do not and will not violate labor-related laws and regulations in China, which may subject Gamehaus’ PRC subsidiaries to labor disputes or government investigations. If any of Gamehaus’ PRC subsidiaries are deemed to have violated relevant labor laws and regulations, they could be required to provide additional compensation to their employees and their business, and, in such case, their financial condition, and results of operations could be materially and adversely affected.

Gamehaus’ PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties.

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. For more details, please see “Business—Governmental Regulations—Regulations Relating to Labor and Social Insurance.” The requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.

Gamehaus’ PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees, and they may be required to make up for the shortfall in the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If they fail to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon them. With respect to housing fund plans, Gamehaus’ PRC subsidiaries may be required to pay and/or deposit housing funds in full and on time within the prescribed time limit. If they fail to do so, relevant authorities could impose a fine of not less than RMB10,000 nor more than RMB50,000 and file applications to competent courts for compulsory enforcement of payment and deposit. Pubco has not made accruals for the expected amounts owed, including late fees and fines that may be imposed by the relevant local government authorities in the financial statements. Gamehaus’ PRC subsidiaries have paid social insurance and housing fund for several employees through a third-party agency. Since the third-party agency is not the factual employer of these employees, Gamehaus’ PRC subsidiaries may be required to pay the social insurance and housing fund again for these employees by themselves and compensate the employees for their loss arising from Gamehaus’ failure to paying the social insurance and housing fund by themselves. There are a number of policies providing that local governmental authorities shall act carefully to avoid burdensome measures over the small- and medium-size entities. For example, pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums, promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering the unpaid social insurance premiums from enterprises without permission in a centralized manner. Although neither of Gamehaus’ PRC subsidiaries have received any inquiry, notice, warning, or sanctions regarding such late fees or fines, the interpretation and implementation of labor-related laws and regulations are still constantly evolving which may be further amended from time to time. If the relevant PRC authorities determine that any of Gamehaus’ PRC subsidiaries shall make supplemental social insurance and housing fund contributions or that they are subject to fines and legal sanctions in relation to their failure to make social insurance and housing fund contributions in full for their employees, their business, financial condition, and results of operations may be adversely affected.

Gamehaus’ PRC subsidiaries have not completed lease registration with relevant PRC government authorities for the properties leased in the PRC, which may expose them to potential fines.

Under PRC laws, all lease agreements are required to be registered with the local land and real estate administration bureau. Although failure to do so does not in itself invalidate the leases, the leases may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities.

The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this proxy statement/prospectus, the lease agreements of Gamehaus’ PRC subsidiaries have not been registered with relevant governmental authorities. In the event that any fine is imposed on Gamehaus’ PRC subsidiaries for their failure to register their lease agreements, Gamehaus’ PRC subsidiaries may not be able to recover such losses from the lessors. However, as the fines, if any, will be minor, the business and financial results of Gamehaus’ PRC subsidiaries will not be materially affected.

Gamehaus may be required to register our business premises outside of our registered residence addresses as branch offices under PRC law.

Under PRC law, a company doing business at a fixed venue outside its registered residence address is required to register with the local branch of the State Administration for Market Regulation where the business premise is located, and to set up a branch office and obtain required business licenses. Shanghai Kuangre, one of Gamehaus’ PRC subsidiaries, leases office and carries out business activities in Xi’an City, but it has not been able to complete the registration and establish a branch office in Xi’an City. If relevant PRC regulatory authorities determine that Gamehaus is in violation of the relevant laws and regulations, Shanghai Kuangre may be subject to penalties, including fines, confiscation of income, and suspension of operation, and Gamehaus’ business, results of operations, and financial condition could thus be adversely affected.

Risks Relating to Golden Star and the Business Combination

Golden Star’s shareholders may experience substantial dilution as a consequence of, among other transactions, the issuance of ordinary shares in the Business Combination.

It is anticipated that, upon the completion of the Business Combination, the current Golden Star shareholders’ percentage ownership may be diluted. Subject to the assumptions that no Public Shareholders exercise their redemption rights, current Golden Star shareholders’ percentage ownership in Gamehaus following the issuance of shares to Gamehaus’ shareholders would be approximately [●]%. Assuming that 5,303,393 shares are redeemed in connection with the Business Combination and excluding any shares issuable conversion of the rights to acquire shares upon the consummation of the Business Combination, current Golden Star shareholders’ percentage ownership in Gamehaus following closing of the Business Combination would be approximately [●]%.

Because of the dual-class voting structure of Pubco and the disparate voting power of the Class A Ordinary Shares and Class B Ordinary Shares, the beneficial owner of the Class B Ordinary Shares, Mr. Feng Xie, Pubco’s Chairman of the Board of Directors, will own 86.07% of the aggregate voting power of Pubco Ordinary Shares and his interests may not align with the interests of the other Pubco shareholders.

The dual-class structure of Pubco Ordinary Shares has the effect of concentrating voting control in Mr. Feng Xie, Chairman of the Board of Directors of Pubco, because following the consummation of the Business Combination he will beneficially own 84.42% of the aggregate voting power of Pubco (assuming no redemptions or 86.07% of the aggregate voting power of Pubco if 100% of the Public Shares are redeemed). This presents certain risks since his interests may not be aligned with the interests of Pubco’s other shareholders in all circumstances.

Pubco has a dual-class voting structure, consisting of Pubco Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Pubco Class A Ordinary Shares are entitled to one vote per share, and holders of Pubco Class B Ordinary Shares are entitled to 15 votes per share. This unbalanced and disparate allocation of voting power will cause Mr. Feng Xie, as the sole beneficial owner of Pubco Class B Ordinary Shares, to have a disparately higher concentration of voting power, representing approximately 84.42% of the aggregate voting power of Pubco Class A Ordinary Shares and Pubco Class B Ordinary Shares voting as a single class assuming no redemptions are made by the Golden Star Public Shareholders, or 86.07% of the aggregate voting power assuming 100% redemption by the Golden Star Public Shareholders, of their Golden Star ordinary shares. As a result of the disparate voting power of the Pubco Class B Ordinary Shares beneficially owned by Mr. Xie, he will possess the ability to control Pubco’s business, including decisions regarding mergers, consolidations, and the sale of all or substantially all of its assets, the election of directors, and other significant corporate actions.

Mr. Xie, in his capacity as a shareholder of Pubco, may take actions that are not in the best interests of Pubco or its other shareholders. These corporate actions may be taken even if they are opposed by Pubco’s other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of transactions that shareholders may consider favorable, including ones in which shareholders might otherwise receive a premium for their shares. Future issuances of Pubco Class B Ordinary Shares may also be dilutive to the holders of Pubco Class A Ordinary Shares. As a result, the market price of Pubco Class A Ordinary Shares could be adversely affected.

Litigation relating to the Business Combination could result in an injunction preventing the completion of the Business Combination and/or substantial costs to Golden Star and the combined company.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger, or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Golden Star’s liquidity and financial condition.

Lawsuits that may be brought against Golden Star or its directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Business Combination Agreement already implemented and to otherwise enjoin the parties from consummating the Business Combination. One of the closing conditions to the Business Combination are that no injunction by any court, administrative agency, or other governmental entity has been entered and continues to be in effect and no law having such effect has been adopted or is effective. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, that injunction may delay or prevent the Business Combination from being completed within the expected timeframe or at all, which may adversely affect Golden Star’s and Pubco’s respective business, financial position and results of operation.

There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination are completed may adversely affect the combined company’s business, financial condition, results of operations, and cash flows.

Additional shares or other equity securities of Pubco may be issued without the approval of Golden Star or its shareholders, which would dilute the ownership interests of Golden Star shareholders and may depress the market price of Pubco’s shares.

Additional shares of Pubco or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness may be issued without shareholder approval, in a number of circumstances.

Such issuance of additional shares of Pubco or other equity securities of equal or senior rank could have the following effects:

●	the proportionate ownership interest in Pubco held by former Golden Star shareholders will decrease;

●	the relative voting strength of shares of Pubco issued to former Golden Star shareholders may be diminished; or

●	the market price for shares of Pubco may decline.

If the Business Combination’s benefits do not meet the expectations of financial analysts, the market price of Pubco’s shares may decline.

The market price of Pubco’s shares may decrease as a result of the Business Combination if Pubco does not achieve the perceived benefits of the Business Combination as rapidly, or to the extent anticipated by, financial analysts, or at all, or if the effect of the Business Combination on Pubco’s financial results is not consistent with the expectations of financial analysts. Accordingly, holders of Pubco’s shares may experience a loss as a result of a drop in the market price of Pubco’s shares. In addition, a decline in the market price of Pubco’s shares could adversely affect Pubco’s ability to issue additional securities and obtain financing in the future.

In addition, following the Business Combination, fluctuations in the price of Pubco’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Pubco’s securities. Accordingly, the valuation ascribed to Pubco’s securities in the Business Combination may not be indicative of the actual price that will prevail in the trading market following the Business Combination. If an active market for Pubco’s securities develops and continues, the trading price of its securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond its control.

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Business Combination Agreement is subject to a number of conditions that must be fulfilled in order to complete the Business Combination. These conditions to the Closing may not be fulfilled in a timely manner or at all, and, accordingly, the Business Combination may not be completed. In addition, the parties can mutually decide to terminate the Business Combination Agreement at any time, before or after shareholder approval, or Golden Star or Gamehaus may elect to terminate the Business Agreement in certain other circumstances. See the discussion in this proxy statement/prospectus under the caption, “Proposal No.1—The Business Combination Proposal — The Business Combination Agreement — Termination.”

Termination of the Business Combination could negatively impact Golden Star.

If the Business Combination is not completed for any reason, including as a result of Golden Star’s shareholders declining to approve the proposals required to effect the Business Combination, the ongoing business of Golden Star may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, Golden Star would be subject to a number of risks, including the following:

●	Golden Star may experience negative reactions from the financial markets, including negative impacts on its stock price;

●	Golden Star will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not it is completed; and

●	since the Business Combination Agreement restricts the conduct of Golden Star’s businesses prior to completion of the Business Combination, Golden Star may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

Golden Star will be forced to liquidate the Trust Account if it cannot consummate a business combination by February 4, 2025 (or such later date as may be approved by Golden Star’s shareholders in an amendment to the Golden Star amended and restated articles of association). In the event of a liquidation, Golden Star’s Public Shareholders will receive $[●] per share and the Golden Star Rights will expire worthless.

If Golden Star is unable to complete a business combination by February 4, 2025 (or such later date as may be approved by Golden Star’s shareholders in an amendment to the Golden Star amended and restated articles of association) and is forced to liquidate, the per-share liquidation distribution will be $[●], without taking into account additional deposits into the Trust Account to further extend the date by which Golden Star has to consummate a business combination. Furthermore, in such an event, Golden Star’s Rights will expire worthless as a result of Golden Star’s failure to complete a business combination.

Golden Star’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about Golden Star’s ability to continue as a “going concern.”

As of December 31, 2023, Golden Star had nil in cash and working capital deficits of $503,727 including a $7,500 overdraft of the available cash held in the Trust Account for working capital purposes, which indicated a lack of liquidity it needed to sustain operations for a reasonable period of time, which was considered to be one year from the issuance date of the financial statements. Further, Golden Star has incurred and expects to continue to incur significant costs as a public company (for legal, financial reporting, accounting, and auditing compliance), as well as expenses in connection with its proposed Business Combination with Gamehaus. Golden Star cannot assure you that any efforts to raise capital (if required) or to consummate an initial business combination (including the proposed Business Combination with Gamehaus) will be successful. These factors, among others, raise substantial doubt about Golden Star’s ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from Golden Star’s inability to continue as a going concern.

You must tender your ordinary shares in order to validly seek redemption at the Meeting.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Golden Star’s transfer agent, Vstock, or to deliver your ordinary shares to Vstock electronically using DTC’s DWAC (Deposit/Withdrawal at Custodian) System, in each case at least two business days before the Meeting. The requirement for physical or electronic delivery ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination.

The Initial Shareholders who own ordinary shares and private placement units will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the Business Combination is appropriate.

As of the Record Date, the Initial Shareholders of Golden Star owned an aggregate of 2,032,000 ordinary shares. They have waived their right to redeem these shares, or to receive distributions with respect to these shares upon the liquidation of the Trust Account if Golden Star is unable to consummate a business combination. Based on a market price of $10.68 per share and $11.01 per unit on the Record Date, the value of these shares was approximately $21.8 million. These ordinary shares acquired by the Initial Shareholders prior to the IPO will be worthless if Golden Star does not consummate a business combination. Consequently, directors’ and officers’ discretion in identifying and selecting Gamehaus Inc. as a suitable target business may result in a conflict of interest when determining whether the terms, conditions, and timing of the Business Combination are appropriate and in Golden Star’s Public Shareholders’ best interest.

If Golden Star’s security holders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of Golden Star’s securities.

Golden Star’s Initial Shareholders are entitled to make a demand that it registers the resale of their insider shares at any time commencing three months prior to the date on which their shares may be released from escrow. Additionally, Golden Star’s Initial Shareholders, officers, and directors are entitled to demand that Golden Star register the resale of the shares underlying any securities its Initial Shareholders, officers, directors, or their affiliates may be issued in payment of working capital loans made to us at any time after Golden Star consummates a business combination. If such persons exercise their registration rights with respect to all of their securities, then there will be additional [●] ordinary shares eligible for trading in the public market. The presence of these additional ordinary shares trading in the public market may have an adverse effect on the market price of Golden Star’s securities. Golden Star’s Initial Shareholders may sell all or a significant portion of these shares upon registration of such shares for resale even if the then trading price of Pubco’s securities is considerably lower than the current trading price of the Golden Star ordinary shares, which may further exacerbate the ability of securities of Golden Star (or Pubco upon Closing) to trade at a premium to its current market price.

In the event that a significant number of Public Shares are redeemed, Pubco’s securities may become less liquid following the Business Combination.

If a significant number of public shares are redeemed, Golden Star may be left with a significantly smaller number of shareholders. As a result, trading in the shares of Pubco may be limited and your ability to sell your shares in the market could be adversely affected. Pubco intends to apply to list its Class A Ordinary Shares on Nasdaq, and Nasdaq may not list Pubco’s securities, which could limit investors’ ability to make transactions in Golden Star’s securities and subject Golden Star to additional trading restrictions.

Pubco will be required to meet the initial listing requirements to be listed on Nasdaq following the Business Combination. Pubco may not be able to meet those initial listing requirements or it may not be able to maintain the listing of its securities in the future.

If Pubco fails to meet the listing requirements and Nasdaq does not list its securities on its exchange, the Business Combination will not close. In connection with the shareholder vote on the Business Combination, holders of Golden Star’s ordinary shares (excluding the Sponsor) have the right to redeem their ordinary shares for cash at a redemption price of approximately $[●] per share. Any redemptions of its ordinary shares will also reduce the public float and the number of shareholders that Golden Star has. In light of these redemption rights, Golden Star cannot give assurance that it will be able to satisfy either the Nasdaq public float requirement or the Nasdaq minimum number of round lot shareholders currently or as of a particular date. It is possible that, in order to meet the Nasdaq listing requirements, Golden Star and/or Pubco may have to raise additional funding, either through a private placement or a backstop arrangement, with no assurance that they will be able to obtain the necessary funding on reasonable terms, if any.

In addition, in order to assist its ability to comply with Nasdaq initial listing standards, Pubco may also seek to register with the SEC the resale of the Ordinary Shares held by its current shareholders in addition to the registration of the Ordinary Shares covered by this proxy statement/prospectus. Such additional registration statement, upon effectiveness, would allow for the Ordinary Shares held by nonaffiliates of Pubco to be included in Pubco’s public float for purposes of complying with the Nasdaq listing rules.

However, even if Pubco meets the initial listing requirements, if it is subsequently delisted, Pubco could face significant material adverse consequences, including:

●	a limited availability of market quotations for Pubco’s securities;

●	reduced liquidity with respect to Pubco’s securities;

●	a determination that its shares are a “penny stock,” which will require brokers trading in Pubco’s securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for Pubco’s securities;

●	a limited amount of news and analyst coverage for the post-transaction company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Legal proceedings in connection with the Business Combination could delay or prevent the completion of the Business Combination.

Lawsuits may be filed against Golden Star or its directors and officers in connection with the Business Combination. Defending this or any additional lawsuits could require Golden Star to incur significant costs and draw the attention of its management team away from the Business Combination. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination is consummated may adversely affect the post-combination Company’s business, financial condition, results of operations, and cash flows. Such legal proceedings could delay or prevent the Business Combination from becoming effective within the agreed-upon timeframe.

Pubco’s ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of the key personnel of Golden Star and Gamehaus. The loss of key personnel could negatively impact the operations and profitability of Gamehaus and its financial condition could suffer as a result.

Gamehaus and Golden Star’s key personnel and their efforts play a key role in the Business Combination. Their ability to successfully effect the Business Combination is dependent on the efforts of the key personnel of Golden Star and Gamehaus. It is possible that Gamehaus will lose some key personnel, the loss of which could negatively impact the operations and profitability of Gamehaus. Gamehaus anticipates that some or all of its management will remain in place.

The success of Gamehaus depends to a significant degree upon the continuous contributions of senior management, certain of whom would be difficult to replace. Departure by certain of Gamehaus officers could have a material adverse effect on Pubco’s business, financial condition, or operating results.

Golden Star can provide no assurances that its due diligence review has identified all material risks associated with the Business Combination, and you may be less protected as an investor from any material issues with respect to Gamehaus’ business, including any material omissions or misstatements contained in this proxy statement/prospectus relating to the Business Combination, than an investor in an initial public offering.

Prior to entering into the Business Combination Agreement, Golden Star conducted a due diligence review of Gamehaus and its subsidiaries, including its business and operations; however, Golden Star cannot assure you that its due diligence review identified all material issues, and certain unexpected risks may arise, and previous known risks may materialize in a manner not consistent with Golden Star’s preliminary risk analysis. In addition, the scope of due diligence Golden Star has conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Gamehaus pursued an underwritten initial public offering. In a typical initial public offering, the underwriters of the offering conduct due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability to private investors for any material misstatements or omissions in the registration statement. While potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any of these material misstatements or omissions, there are no underwriters of the ordinary shares that will be issued pursuant to the registration statement of which this proxy statement/prospectus forms a part, and thus no corresponding right of action is available to Golden Star’s shareholders for any material misstatements or omissions in such registration statement and this proxy statement/ prospectus. Thus, as a shareholder, you may be exposed to future losses, impairment charges, write-downs, write-offs, or other charges that could have a significant negative effect on Gamehaus’ financial condition, results of operations, and the price of its securities, causing you to lose some or all of your investment without recourse against an underwriter that may have been available had Gamehaus been taken public through an underwritten public offering.

The Sponsor and some of Golden Star’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of Golden Star’s shareholders generally in recommending that shareholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

In considering the recommendation of Golden Star’s board of directors to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, the Sponsor and certain of Golden Star’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally. Golden Star’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, in recommending to shareholders that they approve the Business Combination and in agreeing to vote their shares in favor of the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the fact that:

●	If the Business Combination with Gamehaus or another business combination is not consummated by February 4, 2025 (or such later date as may be approved by Golden Star’s shareholders in an amendment to the Golden Star amended and restated articles of association), Golden Star will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and Golden Star’s board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the Golden Star IPO, are expected to be worthless because the holders are not entitled to participate in any redemption or distribution of proceeds in the Trust Account with respect to such shares. On the other hand, if the Business Combination is consummated, each outstanding Golden Star Ordinary Share will be converted into one Pubco Ordinary Share, subject to adjustment as described in the Business Combination Agreement.

●	If Golden Star is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Golden Star for services rendered to or, contracted for or, for products sold to, Golden Star. If Golden Star consummates a business combination, on the other hand, Golden Star will be liable for all such claims.

●	The Sponsor acquired the Founder Shares, which will be converted into Pubco Ordinary Shares in connection with the Business Combination, for an aggregate purchase price of $25,000 prior to the Golden Star IPO. Based on the average of the high and low prices for Golden Star ordinary shares on the Nasdaq Global Market on the Record Date, the value of the Founder Shares outstanding upon the Closing would be $18,423,000.

●	The Sponsor acquired 307,000 Private Placement Units, which will be converted into Pubco Class A Shares in connection with the Business Combination, for an aggregate purchase price of $3,070,000 in the Golden Star IPO. Based on the price of the Public Units on the Nasdaq Global Market of $11.01 on the Record Date, the value of the Private Placement Units outstanding upon the Closing would be $3,380,070.

●	As a result of the prices at which the Sponsor acquired the Founder Shares and the Private Placement Units, and their current value, the Sponsor could make a substantial profit after the completion of the Business Combination even if Golden Star Public Shareholders lose money on their investments as a result of a decrease in the post-combination value of their Public Shares.

●	The Sponsor and Golden Star’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Golden Star’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Golden Star fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Golden Star may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by February 4, 2025 (or such later date as may be approved by Golden Star’s Shareholders in an amendment to the Golden Star amended and restated articles of association).

●	If Golden Star is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds would be approximately $[●], reflecting the market value of Founder Shares, the market value of Private Units, amounts outstanding under the Second Promissory Note (as defined below) and out-of-pocket unpaid reimbursable expenses.

●	Golden Star has provisions in the Golden Star amended and restated articles of association waiving the corporate opportunities doctrine on an ongoing basis, which means that Golden Star’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to Golden Star.

●	The Business Combination Agreement provides for the continued indemnification of Golden Star’s current directors and officers and the continuation of directors and officers liability insurance covering Golden Star’s current directors and officers.

●	Golden Star’s Sponsor, affiliates of the Sponsor, officers, and directors may make loans from time to time to Golden Star to fund certain capital requirements. On July 28, 2023, Golden Star issued a promissory note in the principal amount of up to $500,000 (“Second Promissory Note”) to the Sponsor pursuant to which the Sponsor will loan to Golden Star up to $500,000 to pay the transaction costs relating to the Business Combination. On April 1, 2024, Golden Star amended and restated the Second Promissory Note solely to amend and restate the aggregate principal amount it may borrow to up to $1,000,000.

●	Golden Star entered into an agreement, commencing May 4, 2023 through the earlier of the consummation of a business combination or its liquidation, to pay the Sponsor a monthly fee of $10,000 for office space, utilities, secretarial, and administrative services.

●	Kenneth Lam, an officer of Golden Star and a shareholder of the Sponsor, will be a member of the board of directors of Pubco following the closing of the Business Combination and, therefore, in the future Kenneth Lam will receive cash fees, share options, or share-based awards that the board of directors of Pubco determines to pay to its non-executive directors.

The personal and financial interests of Golden Star’s Sponsor, officers and directors may have influenced their motivation in identifying and selecting Gamehaus, completing the Business Combination and may influence their operation of Pubco following the Business Combination. This risk may become more acute as the deadline of February 4, 2025 (or such later date as may be approved by Golden Star’s shareholders in an amendment to the Golden Star amended and restated articles of association) for completing an initial business combination nears.

In addition, Golden Star has not adopted a policy that expressly prohibits its directors, officers, security holders, or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by Golden Star or in any transaction to which Golden Star is a party or has an interest. Golden Star does not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by Gamehaus. Accordingly, such persons or entities may have a conflict between their interests and Golden Star’s.

The Golden Star board of directors and its officers was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions and in recommending to Golden Star’s shareholders that they vote “FOR” the proposals presented at the Meeting. In considering the recommendations of the Golden Star board of directors to vote for the proposals, its shareholders should consider these interests.

The exercise of Golden Star’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Transactions may result in a conflict of interest when determining whether such changes to the terms of the Transactions or waivers of conditions are appropriate and in Golden Star’s shareholder’ best interest.

In the period leading up to Closing, events may occur that, pursuant to the Business Combination Agreement, would require Golden Star to agree to amend the Business Combination Agreement, to consent to certain actions taken by Gamehaus or to waive rights that Golden Star is entitled to under, or conditions of, the Business Combination Agreement. Such events could arise because of a request by Gamehaus to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Gamehaus’ business and would entitle Golden Star to terminate the Business Combination Agreement. In any of such circumstances, it would be at Golden Star’s discretion, acting through the Golden Star board of directors, to grant its consent or waive those rights or conditions. The existence of the financial and personal interests of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of one or more of the officers and directors between what he, she or they may believe is best for Golden Star and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Golden Star does not believe there will be any material changes or waivers that Golden Star’s directors and officers would be likely to make after the mailing of this proxy statement/prospectus. While certain changes could be made without further shareholder approval, Golden Star will circulate a new or amended proxy statement/prospectus or supplement thereto if changes to the terms of the Transactions that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

Neither Golden Star nor its shareholders will have the protection of any indemnification, escrow, price adjustment, or other provisions that allow for a post-closing adjustment to be made to the total merger consideration in the event that any of the representations and warranties made by Gamehaus in the Business Combination Agreement ultimately proves to be inaccurate or incorrect.

The representations and warranties made by Gamehaus and Golden Star to each other in the Business Combination Agreement will not survive the consummation of the Business Combination. As a result, Golden Star and its shareholders will not have the protection of any indemnification, escrow, price adjustment, or other provisions that allow for a post-closing adjustment to be made to the total merger consideration if any representation or warranty made by Gamehaus in the Business Combination Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, Golden Star would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

Golden Star’s shareholders who are not affiliates of the Sponsor may be exposed to greater risk as a result of becoming shareholders of the combined company through the Business Combination rather than acquiring securities of Pubco directly in an underwritten public offering as a result of the differences between the two transaction structures, including that the Business Combination did not involve an independent due diligence review by an underwriter and that the Sponsor has conflicts of interest in connection with the Business Combination.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of Golden Star’s securities in connection therewith, investors will not receive the benefit of any outside independent review of the respective finances and operations of Golden Star and Gamehaus and their subsidiaries. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, Golden Star’s shareholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.

If Pubco became a public company through an underwritten public offering, the underwriters would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” In order to fulfill its duty to conduct a “reasonable investigation,” an underwriter will, in addition to conducting a significant amount of due diligence on its own, usually require that an issuer’s independent registered public accounting firm provide a comfort letter with respect to certain numbers included in the registration statement and will require the law firm for the issuer to include in its legal opinion to the underwriters a statement that such counsel is not aware of any material misstatements or omissions in the initial public offering registration statement (“Counsel Negative Assurance Statements”). Auditor comfort letters and Counsel Negative Assurance Statements are generally not required in connection with private companies going public through a merger with a special purpose acquisition company, such as Golden Star, and no auditor comfort letters or Counsel Negative Assurance Statements have been requested or obtained in connection with the Business Combination or the preparation of this proxy statement/prospectus.

In addition, the amount of due diligence conducted by Golden Star and its advisors in connection with the Business Combination may not be as high as would have been undertaken by an underwriter in connection with an initial public offering of Pubco. Accordingly, it is possible that defects in Gamehaus’ business or problems with Gamehaus’ management that would have been discovered if Pubco conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of the Pubco Ordinary Shares.

Unlike an underwritten initial public offering, the initial trading of the Pubco’s securities will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the listing of Pubco’s securities on Nasdaq could result in diminished investor demand, inefficiencies in pricing, and a more volatile public price for Pubco’s securities during the period immediately following the listing.

Furthermore, the Sponsor and certain of Golden Star’s directors and executive officers have interests in the Business Combination that may be different from, or in addition to, the interests of Golden Star’s shareholders generally. Such interests may have influenced Golden Star’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. In addition, the value of the Sponsor’s Founder Shares will be significantly greater than the amount the Sponsor paid to purchase such shares in the event the Business Combination is completed, even if the Business Combination causes the trading price of Pubco Class A Ordinary Shares to materially decline.

Activities taken by existing Golden Star’s shareholders to increase the likelihood of approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus could have a depressive effect on Golden Star’s securities.

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding Golden Star or its securities, the Sponsor, directors, officers, advisors, or any of their respective affiliates and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Golden Star ordinary shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Transactions where it appears that such requirements would otherwise not be met. Entering into any such arrangements may have a depressive effect on Golden Star’s securities. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the market price and may therefore be more likely to sell the shares they own, either prior to or immediately after the Meeting.

The Sponsor may beneficially own a significant equity interest in Golden Star and may take actions that conflict with your interests.

The interests of the Sponsor may not align with the interests of Golden Star and its other shareholders. The Sponsor is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with Golden Star. The Sponsor and its respective affiliates may also pursue acquisition opportunities that may be complementary to Golden Star’s business and, as a result, those acquisition opportunities may not be available to Golden Star.

Golden Star and Gamehaus have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Golden Star if the Business Combination is not completed.

Each of Golden Star and Gamehaus has incurred and expects that it will incur significant, non-recurring costs in connection with the Business Combination and operating as a public company following the Closing. Golden Star and Gamehaus may also incur additional costs to retain key employees. Golden Star and Gamehaus will also incur significant legal, financial advisor, accounting, banking, and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees, and other costs associated with the Business Combination, which will be paid by Pubco following the Closing. Even if the Business Combination is not completed, Golden Star expects to incur approximately $[●] million in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by Golden Star if the Business Combination is not completed.

Golden Star may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

Although we are not aware of any material regulatory approvals or actions that are required for completion of the Business Combination, there can be no assurance that such additional approval or actions will be obtained within the required time period. This includes any potential review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”) on account of certain foreign ownership restrictions on U.S. businesses. If CFIUS considers Golden Star a “foreign person” under such rules and regulations and Gamehaus a U.S. business that may affect national security, we could be subject to such foreign ownership restrictions and/or CFIUS review. If the Business Combination with Gamehaus falls within the scope of foreign ownership restrictions, we may be unable to consummate the Business Combination. In addition, if the Business Combination falls within CFIUS’ jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the Business Combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination.

Golden Star’s Sponsor is G-Star Management Corporation, a Cayman Islands exempted company with limited liability. Further, the individuals exercising control over the Sponsor are non-U.S. persons. Accordingly, the Sponsor is controlled by a non-U.S. person, and CFIUS may consider Golden Star to be a “foreign person.”

Although we do not believe Gamehaus is a U.S. business that may affect national security, CFIUS may take a different view and decide to block or delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination, order us to divest all or a portion of a U.S. business of the combined company if Golden Star had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied. Additionally, the laws and regulations of other U.S. government entities may impose review or approval procedures on account of any foreign ownership by the Sponsor.

The foreign ownership limitations, and the potential impact of CFIUS, may prevent us from consummating the Business Combination with Gamehaus. If Golden Star were to seek an initial business combination other than the Business Combination, the pool of potential targets with which it could complete an initial business combination may be limited as a result of any such regulatory restriction. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete an initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, this will cause you to lose any potential investment opportunity in Gamehaus and the chance of realizing future gains on your investment through any price appreciation in the combined company, and Golden Star’s rights will expire worthless.

If Golden Star were deemed to be an investment company for purposes of the Investment Company Act, it may be forced to abandon its efforts to complete the Business Combination and instead be required to liquidate.

As indicated above, Golden Star completed its initial public offering on May 4, 2023, and has operated as a blank check company searching for a target business with which to consummate an initial business combination since such time. On January 24, 2024, the SEC adopted final rules (the “SPAC Final Rules”) relating to, among other matters, the extent to which special purpose acquisition companies like Golden Star could become subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The SPAC Final Rules provide that whether a SPAC is an “investment company” under Section 3(a)(1)(A) of the subject to the Investment Company Act is based on particular facts and circumstances. A specific duration period of a SPAC is not the sole determinant, but one of the long-standing factors to consider in determination of a SPAC’s status under the Investment Company Act. A SPAC could be deemed as an investment company at any stage of its operation. The determination of a SPAC’s status as an investment company includes analysis of a SPAC’s activities, depending upon the facts and circumstances, including but not limited to, the nature of SPAC assets and income, the activities of a SPAC’s officers, directors and employees, the duration of a SPAC, the manner a SPAC holding itself out to investors, and the merging with an investment company. The SPAC Final Rules were published in the Federal Register on February 26, 2024, and will become effective on July 1, 2024 (125 days after publication in the Federal Register).

Golden Star’s business will be to identify and complete a business combination and thereafter to operate the post-business combination business or assets for the long term. Golden Star does not believe that its activities or the Business Combination or other transactions described herein will subject it to the Investment Company Act. To this end, the proceeds held in the Trust Account may only be held in an interest-bearing bank demand deposit account, or invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), Golden Star intends to avoid being deemed an “investment company” within the meaning of the Investment Company Act.

It is possible that a claim could be made that Golden Star has been operating as an unregistered investment company. It is also possible that the investment of funds from the initial public offering during its life as a blank check company, and the earning and use of interest from such investment, could increase the likelihood of Golden Star being found to have been operating as an unregistered investment company more than if Golden Star sought to potentially mitigate this risk by holding such funds as cash. If Golden Star was deemed to be an investment company for purposes of the Investment Company Act and found to have been operating as an unregistered investment company, it could cause Golden Star to liquidate. If Golden Star is forced to liquidate, investors would not be able to participate in any benefits of owning stock in an operating business, including the potential appreciation of its shares following such a transaction and Golden Star’s rights would expire worthless.

If, following the consummation of the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about the Surviving Company, its business, or its market, or if they change their recommendations regarding Pubco’s shares adversely, then the price and trading volume of Pubco’s shares could decline.

The trading market for Pubco’s shares will be influenced by the research and reports that industry or securities analysts may publish about Pubco, its business, its market, or its competitors. Securities and industry analysts do not currently, any may never, publish research on Golden Star or Pubco. If any of the analysts who may cover Pubco change their recommendation associated with its shares adversely, or provide more favorable relative recommendations about its competitors, then the price of Pubco’s shares would likely decrease. If any analysts who may cover Golden Star were to cease coverage of Pubco or fail to regularly publish reports on it, Pubco could lose visibility in the financial markets, leading its share price or trading volume to decline.

If Golden Star is unable to complete the Transactions or another initial business combination by February 4, 2025 (if extended to the maximum 21-month period after the closing of the IPO or such later date as may be approved by Golden Star’s shareholders in an amendment to the Golden Star amended and restated articles of association), Golden Star will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining shareholder and the Golden Star board of directors, dissolving and liquidating. In such event, third parties may bring claims against Golden Star and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by shareholders could be less than $10.10 per share.

According to Golden Star’s amended and restated memorandum and articles of association, Golden Star must complete a business combination before February 4, 2025 (assuming extensions to the maximum 21-month period after the closing of the IPO), if Golden Star elects to make permitted extensions. Golden Star may not be able to complete a business combination within such time period. If Golden Star has not completed a business combination within such time period, it must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining shareholder and the Golden Star board of directors, dissolving and liquidating. In such event, third parties may bring claims against Golden Star. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of Golden Star’s Public Shareholders. In such case, Golden Star’s Public Shareholders may only receive $10.10 per share initially held in the Trust Account, and the rights will expire worthless. In certain circumstances, Golden Star’s Public Shareholders may receive less than $10.10 per share on the redemption of their shares. If third parties bring claims against Golden Star, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.10 per share.

Additionally, if Golden Star is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if Golden Star otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its shareholder. To the extent any bankruptcy claims deplete the Trust Account, Golden Star may not be able to return to its Public Shareholders at least $10.10 per share. Further, in such an event the Golden Star Rights will expire worthless.

Golden Star’s shareholders may be held liable for claims by third parties against Golden Star to the extent of distributions received by them.

If Golden Star is unable to complete the Transactions or another business combination within the completion window, Golden Star will (i) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the outstanding Public Shares or distribute the aggregate amount on deposit in the Trust Account (net of taxes payable and excluding up to $50,000 of interest earned to pay liquidation expenses (but including remaining interest)) to the holders of Public Shares, on a pro rata basis; and (ii) as promptly as practicable, cease all operations except for the purpose of making such distribution and any subsequent winding up of the Company’s affairs. Golden Star cannot assure you that it will properly assess all claims that may be potentially brought against Golden Star. As such, Golden Star’s shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its shareholders may extend well beyond the third anniversary of the date of distribution. Accordingly, Golden Star cannot assure you that third parties will not seek to recover from its shareholders amounts owed to them by Golden Star.

If Golden Star is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Golden Star’s shareholder. Furthermore, because Golden Star intends to distribute the proceeds held in the Trust Account to its public shareholder promptly after the expiration of the time period to complete a business combination, this may be viewed or interpreted as giving preference to its public shareholder over any potential creditors with respect to access to or distributions from its assets. Furthermore, the Golden Star board of directors may be viewed as having breached their fiduciary duties to Golden Star’s creditors and/or may have acted in bad faith, thereby exposing itself and Golden Star to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Golden Star cannot assure you that claims will not be brought against it for these reasons.

Becoming a public company through a business combination rather than an underwritten offering presents risks to unaffiliated investors of Pubco. Subsequent to the completion of the Business Combination, Pubco may be required to subsequently take write-downs or write-offs, restructuring and impairment, or other charges that could have a significant negative effect on its financial condition, results of operations, and the price of Pubco securities, which could cause Pubco shareholders to lose some or all of their investment.

A traditional initial public offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of proving that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the business, financial condition, and results of operations of the issuer and its subsidiaries. In a traditional initial public offering, investors may be able to recover damages from the underwriters in the event of misstatements and omissions in the registration statement and unavailability of the due diligence defense. Going public via a business combination with a special purpose acquisition company (“SPAC”) does not involve any underwriters and may therefore result in less extensive vetting of the operating company’s information that is presented to the public. In addition, going public via a business combination with a SPAC does not involve a book building process as is the case in a traditional initial public offering. In a traditional initial public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a business combination involving a SPAC, the value of the target company is established by means of negotiations between the target company and the SPAC. The process of establishing the value of a target company in a SPAC business combination may be less effective than a traditional initial public offering book-building process and also does not reflect events that may have occurred between the date of the Business Combination Agreement and the Closing.

In addition, while traditional initial public offerings are sometimes oversubscribed, resulting in additional potential demand for shares in the after-market following the initial public offering, there is no comparable process of generating investor demand in connection with a business combination between a target company and a SPAC, which may result in lower demand for Pubco’s securities after the Closing, and in turn could decrease liquidity and trading prices as well as increase the trading volatility of Pubco’s securities. Based on the assumptions of no redemption and 100% redemption set forth elsewhere in this proxy statement/prospectus regarding the number of Pubco Ordinary Shares issued and outstanding upon consummation of the Business Combination, Mr. Feng Xie, the sole beneficial owner of Pubco’s Class B Ordinary Shares, having 15 votes per share, will own approximately 84.42% and 86.07%, respectively, of the total voting power of all Pubco Ordinary Shares voting together with the Pubco Class A Ordinary Shares as a single class. The remaining Pubco shareholders will own 44,775,287 and 37,875,287 Pubco Class A Ordinary Shares, having one (1) vote per share, will own approximately 16.06% and 13.93% respectively of the total voting power of all Pubco Ordinary Shares voting together with the Class B Ordinary Shares as a single class. This concentration of ownership may discourage, delay, or prevent a change in control which could deprive shareholders of an opportunity to receive a premium to the trading price for the shares as part of a sale of Pubco, and in turn could affect the market demand for Pubco’s securities.

Becoming a public company through a business combination rather than an underwritten offering, as Pubco is seeking to do, presents risks to unaffiliated investors as described above. As a result, Pubco, as the post-Business Combination company, may be forced to later write down or write off assets, restructure its operations, or incur impairment or other charges that could result in it reporting losses. Additionally, unexpected risks may arise and previously known risks may materialize. Even though these charges may be non-cash items and not have an immediate impact on Pubco’s liquidity, the fact that Pubco reports charges of this nature could contribute to negative market perceptions about it or its securities. In addition, charges of this nature may make it difficult for Pubco to obtain future financing on favorable terms or at all.

The SEC has adopted final rules to regulate SPACs. Certain of the procedures that Golden Star, a potential business combination target, or others may determine to undertake in connection with such rules may increase the costs and the time needed to complete a business combination and may constrain the circumstances under which Golden Star could complete a business combination.

On January 24, 2024, the SEC adopted final rules (the “SPAC Final Rules”) relating to, among other items, disclosures in SEC filings in connection with business combination transactions between SPACs, such as Golden Star, and private operating companies; the financial statement requirements applicable to transactions involving shell companies; the use of projections in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act, including a guidance describing circumstances in which a SPAC could become subject to regulation under the Investment Company Act, such as its duration, asset composition, business purpose and activities. Certain of the procedures that Golden Star, a potential business combination target, or others may determine to undertake in connection with the SPAC Final Rules, or pursuant to the SEC’s views expressed in the SPAC Final Rules, may increase the costs of negotiating and completing a business combination and the time required to consummate the circumstances under which Golden Star could complete a business combination.

If Golden Star seeks shareholder approval of its business combination, its sponsor, officers, and directors have agreed to vote in favor of such business combination, regardless of how its Public Shareholders vote.

Unlike other blank check companies in which the initial shareholders agree to vote their sponsor shares in accordance with the majority of the votes cast by the Public Shareholders in connection with an initial business combination, the sponsor, officers, and directors of Golden Star have agreed (and any permitted transferees will agree), pursuant to the terms of a letter agreement entered into with Golden Star, to vote any Founder Shares and Private Shares held by them, as well as any public shares purchased during or after the IPO, in favor of the business combination with Gamehaus. The Founder Shares and Private Shares in the aggregate represent approximately 27.7% of the outstanding ordinary shares of Golden Star as of the Record Date. As a result, assuming that only a quorum of 3,667,697 of Golden Star’s ordinary shares is present in person or by proxy at the Meeting, and all such minimum number of shares representing a quorum are voted, the Ordinary Resolution Proposals would not require the affirmative vote of shares owned by Public Shareholders in order to have them approved, and the Merger Proposal would only require the affirmative vote of 413,132 shares owned by Public Shareholders, or approximately 7.8% of the shares owned by Public Shareholders, in order to have it approved. Accordingly, if Golden Star seeks shareholder approval of its initial business combination, it is more likely that the necessary shareholder approval will be received than would be the case if such persons agreed to vote their Founder Shares and Private Shares in accordance with the majority of the votes cast by Golden Star’s Public Shareholders.

Golden Star’s Sponsor has the right to extend the term Golden Star has to consummate its business combination, without providing shareholders with redemption rights.

Golden Star had a period of nine months from the closing of its IPO to consummate its initial business combination and thereafter, if it requires additional time to consummate its initial business combination, its board of directors may extend the period of time to consummate a business combination up to 12 times, each by an additional one-month period (for a total of up to 21 months to complete a business combination), subject to the authorization by the board of directors and the deposit of additional funds into the Trust Account by its sponsor or its affiliates or designees as described elsewhere in this proxy statement/prospectus. Golden Star’s shareholders will not be entitled to vote or redeem their shares in connection with any such extension. In order for the time available for Golden Star to consummate its initial business combination to be extended, its sponsor or its affiliates or designees must deposit into the Trust Account $230,000 (approximately $0.033 per public share) for each one-month extension, on or prior to the date of the applicable deadline, up to an aggregate of approximately $2,760,000, or $0.40 per public share if Golden Star extends for the full 12 months (for an aggregate of 21 months). Any such payments may be made in the form of a non-interest-bearing loan from Golden Star’s Sponsor or its affiliates or designees and may be repaid, if at all, from funds released to Golden Star upon completion of the initial business combination. Any obligation to repay such loans may reduce the amount available to Golden Star to pay as purchase price in the initial business combination, and/or may reduce the amount of funds available to the combined company following the initial business combination. This feature is different than the traditional special purpose acquisition company structure, in which any extension of the company’s period to complete a business combination requires a vote of the company’s shareholders and shareholders have the right to redeem their public shares in connection with such vote, and which do not provide the sponsor with the right to loan funds to the company to fund extension payments.

The requirement that Golden Star completes its business combination within the prescribed time frame may give potential target businesses leverage in negotiating a business combination and may decrease Golden Star’s ability to conduct due diligence on potential business combination targets as the dissolution deadline approaches, which could undermine Golden Star’s ability to complete a business combination on terms that would produce value for Golden Star’s shareholders.

Any potential target business with which Golden Star enters into negotiations concerning a business combination will be aware that Golden Star must complete a business combination within nine months from the closing of its Initial Public Offering (or up to 21 months from the closing of the IPO if it extends the period of time to consummate a business combination to the maximum permitted). Consequently, such target business may obtain leverage over Golden Star in negotiating a business combination, knowing that if Golden Star does not complete a business combination with that particular target business, it may be unable to complete a business combination with any target business. This risk will increase as Golden Star nears the timeframe described above. In addition, Golden Star may have limited time to conduct due diligence and may enter into a business combination on terms that it would have rejected upon a more comprehensive investigation.

Golden Star may not be able to complete its initial business combination within the prescribed time frame, in which case Golden Star would cease all operations except for the purpose of winding up and it would redeem its public shares and liquidate, and the rights will be worthless.

On January 10, 2024, the Sponsor requested that Golden Star extend the latest time for completion of initial business combination from February 4, 2024 up to 12 times, each by an additional one month until February 4, 2025, subject to our sponsor depositing additional funds into the trust account (the “Extension of Time Request”). Golden Star’s board of directors subsequently approved, adopted and ratified the Extension of Time Request by unanimous approval. Following the extension, if Golden Star’s initial proposed business combination is not completed, Golden Star may continue to try to complete a business combination with a different target until up to 21 months from the closing of the IPO, subject to the deposit of additional extension funds into the Trust Account by the Sponsor at its discretion. On February 2, 2024, the Sponsor caused the first monthly extension fee of $230,000 (equivalent to $0.033 per public share) to be deposited into the Trust Account. On March 3, 2024, the Sponsor caused the second monthly extension fee of $230,000 (equivalent to $0.033 per public share) to be deposited into the Trust Account. As of the date of this proxy statement/prospectus, the deadline for completing of an initial business combination was extended to April 4, 2024 and Golden Star’s Sponsor intends to further deposit additional funds into the Trust Account to extend it to complete an initial business combination.

On April 1, 2024, Golden Star’s board of directors amended the monthly fee payable by the Sponsor and/or its designee into the Trust Account to extend the date by which Golden Star must consummate its initial business combination to an amount equal to $0.02 for each outstanding public share (the “Amended Monthly Extension Fee”).The Amended Monthly Extension Fee will become operative beginning on April 4, 2024 and the 4th of each succeeding month until February 4, 2025. In connection with the votes to approve the Amended Monthly Extension Fee, holders of 1,596,607 ordinary shares of Golden Star properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.47 per share, which is calculated based on the Trust Account balance as of January 17, 2024, for an aggregate redemption amount of approximately $16,716,475.29. On April 3, 2024, the Sponsor caused the third monthly extension fee of US$106,068 (equivalent to US$0.02 per public share) to be deposited into the Trust Account.

If the Sponsor does not further extend the deadline for completing of an initial business combination by depositing the requisite amount in the Trust Account as stipulated or if Golden Star have not completed its initial business combination (including the proposed Business Combination with Gamehaus) within the deadline, as extended, we will: cease all operations except for the purpose of winding up, as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares for a pro rata portion of the funds held in the Trust Account (net of taxes payable and less up to $50,000 of interest to pay dissolution expenses) and, as promptly as reasonably possible following such redemption, subject to the approval of its remaining shareholders and board of directors, dissolve and liquidate, subject in each case to its obligations under applicable law to provide for claims of creditors and the requirements of other applicable law. In such event, the rights will be worthless.

Golden Star’s Sponsor, directors, officers, advisors, and their affiliates may elect to purchase shares from Public Shareholders, which may influence a vote on a proposed business combination and reduce the public “float” of its ordinary shares.

In connection with seeking shareholder approval of its initial business combination and offering Public Shareholders the right to redeem their shares, Golden Star’s Sponsor, directors, officers, advisors, or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of the initial business combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of its shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that Golden Star’s Sponsor, directors, officers, advisors, or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The price per share paid in any such transaction may be different than the amount per share a public shareholder would receive if it elected to redeem its shares in connection with the initial business combination. The purpose of such purchases could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of the initial business combination, where it appears that such requirement would otherwise not be met. This may result in the completion of the initial business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Golden Star’s ordinary shares and the number of beneficial holders of Golden Star’s securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing, or trading of its securities on a national securities exchange.

If third parties bring claims against Golden Star, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.10 per share.

The placement of funds in the Trust Account may not protect those funds from third-party claims against Golden Star. Although Golden Star will seek to have all vendors, service providers, prospective target businesses, or other entities with which it does business execute agreements waiving any right, title, interest, or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, such parties may not execute such agreements, or, even if they execute such agreements, they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility, or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Golden Star’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Golden Star’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if it believes that such third party’s engagement would be significantly more beneficial than any alternative. Further, a court may not uphold the validity of such agreements. Making such a request of potential target businesses may make an acquisition proposal less attractive to them and, to the extent prospective target businesses refuse to execute such a waiver, it may limit the field of potential target businesses that Golden Star might pursue.

Examples of possible instances where Golden Star may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by Golden Star’s management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where Management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts, or agreements with Golden Star and will not seek recourse against the Trust Account for any reason. Upon redemption of Golden Star’s public shares, if it is unable to complete a business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with a business combination, it will be required to provide for payment of claims of creditors that were not waived that may be brought against it. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.10 per share initially held in the Trust Account, due to claims of such creditors.

If Golden Star is unable to complete a business combination and distribute the proceeds held in trust to its Public Shareholders, the sponsor has agreed (subject to certain exceptions) that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.10 per share by the claims of target businesses or claims of vendors or other entities that are owed money by Golden Star for services rendered or contracted for or products sold to it. Golden Star believes that the primary assets of the sponsor are comprised of Golden Star securities and therefore no assurance can be given that it will have sufficient liquid assets to satisfy such obligations if it is required to do so. Therefore, the per-share distribution from the Trust Account may be less than $10.00, plus interest, due to such claims. Additionally, if Golden Star is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in Golden Star’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Golden Star’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, Golden Star may not be able to return to the Public Shareholders at least $10.00.

Golden Star may not have sufficient funds to satisfy the indemnification claims of its directors and executive officers.

Golden Star has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, Golden Star’s officers and directors have agreed to waive any right, title, interest, or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (i) Golden Star has sufficient funds outside of the Trust Account or (ii) Golden Star consummates an initial business combination. Golden Star’s obligation to indemnify its officers and directors may discourage shareholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit Golden Star and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent Golden Star pays the costs of settlement and damage awards against Golden Star’s officers and directors pursuant to these indemnification provisions.

Golden Star’s directors may decide not to enforce the indemnification obligations of its Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Golden Star’s Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below $10.10 per public share and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Golden Star’s independent directors would determine whether to take legal action against the sponsor to enforce its indemnification obligations. While Golden Star currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations, it is possible that the independent directors in exercising their business judgment may choose not to do so in any particular instance. For example, the cost of such legal action may be deemed by the independent directors to be too high relative to the amount recoverable or the independent directors may determine that a favorable outcome is not likely. If the independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Golden Star’s Public Shareholders may be reduced below $10.10 per share.

If, before distributing the proceeds in the Trust Account to its Public Shareholders, Golden Star files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Public Shareholders and the per-share amount that would otherwise be received by such shareholders in connection with Golden Star’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to its Public Shareholders, Golden Star files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in Golden Star’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Golden Star’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by Public Shareholders in connection with Golden Star’s liquidation may be reduced.

If Golden Star is unable to consummate its business combination within up to 21 months from the closing of the Initial Public Offering, if it extends the period of time to consummate a business combination, the Public Shareholders may be forced to wait up to 21 months before redemption from the Trust Account.

If Golden Star is unable to consummate a business combination within 21 months from the closing of the Initial Public Offering, Golden Star will (i) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the outstanding Public Shares or distribute the aggregate amount on deposit in the Trust Account (net of taxes payable and excluding up to $50,000 of interest earned to pay liquidation expenses (but including remaining interest)) to the holders of Public Shares, on a pro rata basis; and (ii) as promptly as practicable, cease all operations except for the purpose of making such distribution and any subsequent winding up of the Company’s affairs. If Golden Star is required to windup, liquidate the Trust Account, and distribute such amount therein, pro rata, to its Public Shareholders, as part of any liquidation process, such winding up, liquidation, and distribution must comply with the applicable provisions of applicable Cayman Islands law. In that case, investors may be forced to wait up to 21 months before the redemption proceeds of the Trust Account become available to them and they receive the return of their pro rata portion of the proceeds from the Trust Account. Only after the expiration of this full time period will public security holders be entitled to distributions from the Trust Account if Golden Star is unable to complete a business combination. Accordingly, investors’ funds may be unavailable to them until after such date and to liquidate your investment, public security holders may be forced to sell their public shares, potentially at a loss. Golden Star has no obligation to return funds to investors prior to the date of its redemption or liquidation unless it consummates a business combination prior thereto and only then in cases where investors have sought to redeem their ordinary shares. Only upon redemption or any liquidation will Public Shareholders be entitled to distributions if Golden Star is unable to complete a business combination.

Holders of rights will not have redemption rights with respect to such securities.

If Golden Star is unable to complete an initial business combination within the required time period and it redeems the funds held in the Trust Account, the rights will expire and holders of such securities will not receive any of the amounts held in the Trust Account in exchange for their rights.

If the Business Combination’s benefits do not meet the expectations of investors, shareholders, or financial analysts, the market price of Pubco’s shares may decline.

If the benefits of the Business Combination do not meet the expectations of investors, shareholders, or securities analysts, the market price of Pubco’s shares following the Closing may decline. The market price of Pubco’s shares at the time of the Business Combination may vary significantly from the market price of Golden Star ordinary shares on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which Golden Star’s shareholder vote on the Business Combination.

Immediately prior to the Business Combination, there has not been a public market for the shares of Pubco and trading in Golden Star ordinary shares has not been active.

The trading price of the shares of Pubco following the Business Combination may fluctuate substantially and may be lower than the current market price of Golden Star ordinary shares. This may be especially true since it is likely that Pubco’s shares will have a small public float. If an active market for Pubco’s securities develops and continues, the trading price of Pubco’s securities following the Business Combination could be volatile and subject to wide fluctuations. The trading price of Pubco’s shares following the Business Combination will depend on many factors, including those described in this “Risk Factors” section, many of which are beyond Pubco’s control and may not be related to Pubco’s operating performance. These fluctuations could cause you to lose all or part of your investment in the shares of Pubco since you might be unable to sell your shares at or above the price attributed to them in the Business Combination.

Changes in laws, regulations, or rules, or a failure to comply with any laws, regulations, or rules, may adversely affect the Business Combination and the value of Pubco’s securities.

The listing of Golden Star’s (and, after consummation of the Business Combination, Gamehaus’) securities are subject to laws, regulations, and rules enacted by national, regional, and local governments and Nasdaq. Golden Star and Gamehaus are required to comply with certain SEC, Nasdaq, and other legal or regulatory requirements for the Business Combination and the listing of securities. Compliance with, and monitoring of, applicable laws, regulations and rules may be time consuming and costly. Those laws, regulations, or rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on Pubco’s business, investments, and results of operations and the value of Pubco’s securities.

Because Golden Star and Gamehaus are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, including in the event the Business Combination is not completed, and your ability to protect your rights through the U.S. federal courts may be limited.

Both Golden Star and Gamehaus are exempted companies incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon Golden Star’s and/or Gamehaus’ directors or officers, or to enforce judgments obtained in the United States courts against Golden Star’s and/or Gamehaus’ directors or officers.

The corporate affairs of both Golden Star and/or Gamehaus are governed by their respective amended and restated memorandum and articles of association, the Cayman Companies Act (as the same may be supplemented or amended from time to time), and the common law of the Cayman Islands. Golden Star is also subject to the federal securities laws of the United States as is Pubco by virtue of this proxy statement/prospectus. The rights of Golden Star shareholders to take action against Golden Star’s directors, actions by minority Golden Star shareholders and the fiduciary responsibilities of Golden Star’s directors to Golden Star shareholders under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedence in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of Golden Star shareholders and the fiduciary responsibilities of Golden Star’s directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against either Golden Star or Gamehaus, judgments of courts of the United States obtained against it or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against either Golden Star or Gamehaus or its respective directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Substantially all of the assets of Gamehaus are located outside the United States. In addition, all or a substantial portion of the assets of the members of their board of directors and of their officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon Golden Star and Gamehaus and/or the aforementioned directors and officers, or to enforce against such companies or persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Notwithstanding the foregoing, there is no assurance that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner. As a result of all of the above, Golden Star shareholders and shareholders of Gamehaus may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors, or controlling shareholders than they would as Public Shareholders of a corporation incorporated in the United States.

Risks Relating to the Financial Projections

None of Golden Star, Gamehaus, or any of their respective affiliates, advisors, officers, directors, or representatives has made or makes any representation or can give any assurance to any Golden Star shareholders, or any other person, regarding the ultimate performance of Gamehaus compared to the information set forth in the financial projections provided in this proxy statement/prospectus.

You should be aware that uncertainties are inherent in prospective financial projections of any kind, and such uncertainties increase with the passage of time. None of Golden Star, Gamehaus, or any of their respective affiliates, advisors, officers, directors, or representatives has made or makes any representation or can give any assurance to any Golden Star shareholders, or any other person, regarding the ultimate performance of Gamehaus compared to the information set forth under “The Business Combination Proposal — Summary of Financial Analysis – Certain Gamehaus Projected Financial Information” or that any such results will be achieved.

The inclusion of Gamehaus’ projections relating to its business in this proxy statement/prospectus should not be regarded as an indication that Golden Star, Gamehaus, or their respective advisors or other representatives considered or consider the projections to be necessarily predictive of actual future performance or events, and the projections set forth under “The Business Combination Proposal — Summary of Financial Analysis — Certain Gamehaus Projected Financial Information” should not be relied upon as such. The projections were prepared by management of Gamehaus based, in part, on certain information furnished by Gamehaus and speak as of the date that such projections were made. Neither the independent registered public accounting firm of Golden Star or Gamehaus nor any other independent accounts has audited, reviewed, compiled, examined, or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of Golden Star or Gamehaus, nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this proxy statement/prospectus. Due to inherent uncertainties in financial projections of any kind, shareholders of Golden Star are strongly cautioned not to place undue reliance, if any, on these projections and not to rely on these financial projections in making any decision regarding the Business Combination.

Gamehaus management made numerous material estimates in developing the projections provided to Golden Star and its financial advisor.

The projections prepared by Gamehaus management were based on estimates for the fiscal year ending June 30, 2024. The selected summary of the projections that were made available to Golden Star and its financial advisor can be found in the section titled “The Business Combination Proposal — Summary of Financial Analysis — Certain Gamehaus Projected Financial Information” beginning on page 134.

Gamehaus’ projections are inherently subjective in nature and susceptible to interpretation and, accordingly, such projections may not be achieved. The projections regarding Gamehaus’ future performance reflect and consider numerous material assumptions made by Gamehaus management. Generally, Gamehaus’ projected revenue is based on a variety of operational assumptions, including consistent user engagement time in mobile games, continued collaborations with its existing developer partners, the ability to continuously drive and improve user monetization, and the ability to continuously expand into new, high-quality market channels to acquire users efficiently. Further, projected earnings are driven by the projected revenue and corresponding costs related to the delivery of its products. The projections also reflect numerous assumptions made by Gamehaus management, including material assumptions regarding, among other things:

●	future game development and game publishing timelines;

●	sales and marketing performance, marketing channels, investment levels, and sales and marketing effectiveness based on industry trends;

●	time and cost to acquire game players;

●	access to continuous working capital;

●	ability to grow customer base, customer retention, purchase volume, and recurring purchases;

●	other key assumptions affecting profitability projections, such as maintaining pricing, maintaining or reducing cost of goods sold, and sustaining or increasing gross margin;

●	estimated timing of Closing the Business Combination and receiving the estimated net proceeds of the Business Combination;

●	third-party forecasts for industry growth and growth of comparable companies; and

●	market size based on third-party data.

Accordingly, there can be no assurance that the assumptions made in preparing the projections will be realized. There may be differences between actual and projected results, and the differences may be material, some of which differences have been identified and discussed in greater detail in the section entitled “The Business Combination Proposal — Summary of Financial Analysis.” The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased by the length of time over which these assumptions apply. The failure to achieve assumptions and projections in early periods could have a compounding effect on the projections shown for the later periods. Thus, any such failure of an assumption or projection to be reflective of actual results in an early period could have a greater effect on the projected results failing to be reflective of actual events in later periods. Gamehaus’ business is subject to numerous risks. All of these assumptions involve variables making them difficult to predict, and some are beyond the control of Gamehaus and Golden Star. Although Gamehaus management believes that there was a reasonable basis for the projections and underlying assumptions, any assumptions remain uncertain, and such uncertainty increases with the length of the projected period. The projections are forward-looking statements and are subject to risks and uncertainties. See the section titled “Forward-Looking Statements” on page 107. For a discussion of these projections, please see the section titled “The Business Combination Proposal — Summary of Financial Analysis — Certain Gamehaus Projected Financial Information” beginning on page 134.

Risks Relating to Pubco’s Business and Operations Following the Business Combination

Pubco will incur higher costs post-Business Combination as a result of being a public company.

Pubco will incur significant additional legal, accounting, insurance, and other expenses, including costs associated with public company reporting requirements following completion of the Business Combination. Pubco will incur higher costs associated with complying with the requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform, and the Consumer Protection Act, and related rules implemented by the SEC and Nasdaq. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. Pubco expects these laws and regulations to increase its legal and financial compliance costs after the Business Combination and to render some activities more time-consuming and costly, although Pubco is currently unable to estimate these costs with any degree of certainty. Pubco may need to hire more employees post-Business Combination or engage outside consultants to comply with these requirements, which will increase its post-Business Combination costs and expenses. These laws and regulations could make it more difficult or costly for Pubco to obtain certain types of insurance, including directors’ and officers’ liability insurance, and Pubco may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for Pubco to attract and retain qualified persons to serve on the Pubco Board or as executive officers. Furthermore, if Pubco is unable to satisfy its obligations as a public company, it could be subject to delisting of its Class A Ordinary Shares, fines, sanctions, and other regulatory action and potentially civil litigation.

If Gamehaus or Pubco fails to implement and maintain an effective system of internal controls or remediate the material weaknesses in its internal control over financial reporting that have been identified, Pubco may be unable to accurately report its results of operations, meet its reporting obligations, or prevent fraud, and investor confidence and the market price of Pubco Class A Ordinary Shares may be materially and adversely affected.

Prior to the Business Combination, Gamehaus has been a private company with limited accounting personnel and other resources with which to address its internal controls and procedures. Gamehaus’ independent registered public accounting firm has not conducted an audit of its internal control over financial reporting. However, in preparing its consolidated financial statements as of and for the fiscal years ended June 30, 2023 and 2022, Gamehaus has identified material weaknesses in its internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified included (i) a lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as a lack of formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (ii) a lack of internal audit function to establish formal risk assessment process and internal control framework. To remedy the identified material weaknesses, Gamehaus has adopted and will adopt further measures to improve its internal control over financial reporting. Gamehaus has implemented, and plans to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work control in place. Gamehaus has recruited staff with knowledge of U.S. GAAP and SEC regulations in its finance and accounting department. Gamehaus has also supplemented and enhanced internal training and development programs for financial reporting personnel as well as appointing independent directors, establishing an audit committee, and strengthening corporate governance. Additionally, when entering into complex transactions, Gamehaus will utilize a third-party consultant for accounting services as additional resources. However, Gamehaus cannot assure you that these measures may fully address the material weaknesses and deficiencies in Gamehaus’ internal control over financial reporting or that Gamehaus may conclude that they have been fully remediated.

Upon completion of the Business Combination, Pubco will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act (“Section 404”) will require that Pubco include a report from management on the effectiveness of Pubco’s internal control over financial reporting in Pubco’s annual report on Form 20-F beginning with Pubco’s annual report in Pubco’s second annual report on Form 20-F after becoming a public company. In addition, once Pubco ceases to be an “emerging growth company,” as defined in the JOBS Act, Pubco’s independent registered public accounting firm must attest to and report on the effectiveness of Pubco’s internal control over financial reporting. Moreover, even if Pubco’s management concludes that Pubco’s internal control over financial reporting is effective, Pubco’s independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with Pubco’s internal controls or the level at which Pubco’s controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from Pubco. In addition, after Pubco becomes a public company, Pubco’s reporting obligations may place a significant strain on Pubco’s management, operational and financial resources and systems for the foreseeable future. Pubco may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing Pubco’s internal control procedures, in order to satisfy the requirements of Section 404, Pubco may identify other weaknesses and deficiencies in Pubco’s internal control over financial reporting. If Pubco fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, Pubco may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if Pubco fails to achieve and maintain an effective internal control environment, it could result in material misstatements in Pubco’s financial statements and could also impair Pubco’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, Pubco’s businesses, financial condition, results of operations and prospects, as well as the trading price of its Class A Ordinary Shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose Pubco to an increased risk of fraud or misuse of corporate assets and subject Pubco to potential delisting from the stock exchange on which Pubco lists, regulatory investigations, and civil or criminal sanctions. Pubco may also be required to restate its financial statements from prior periods.

Pubco may or may not pay cash dividends in the foreseeable future.

Any decision to declare and pay dividends in the future will be made at the discretion of the board of directors of Pubco and will depend on, among other things, applicable law, regulations, restrictions, Pubco’s and Gamehaus’ respective results of operations, financial condition, cash requirements, contractual restrictions, the future projects, and plans of Pubco and Gamehaus and other factors that the board of directors may deem relevant. In addition, Pubco’s ability to pay dividends depends significantly on the extent to which it receives dividends from Gamehaus and there can be no assurance that Gamehaus will pay dividends. As a result, capital appreciation, if any, of Pubco Class A Ordinary Shares will be an investor’s sole source of gain for the foreseeable future.

Provisions in the Amended and Restated Memorandum and Articles of Association may inhibit a takeover of Pubco, which could limit the price investors might be willing to pay in the future for Pubco’s securities and could entrench management.

The Amended and Restated Memorandum and Articles of Association, if their adoption is approved, will contain provisions that may discourage unsolicited takeover proposals that shareholders of Pubco may consider to be in their best interests. Among other provisions, subject to the right of the shareholders of Pubco as specified in the Amended and Restated Memorandum and Articles of Association, the ability of the Pubco Board to issue additional shares, with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as the board of directors may determine, to the extent authorized but unissued, and without shareholder approval, may make it more difficult for Pubco’s shareholders to remove incumbent management and accordingly discourage transactions that otherwise could involve payment of a premium over prevailing market prices for Pubco’s securities.

Pubco will be an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make Pubco Class A Ordinary Shares less attractive to investors, which could have a material and adverse effect on Pubco, including its growth prospects.

Upon consummation of the Business Combination, Pubco will be an “emerging growth company” as defined in the JOBS Act. Pubco will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which Pubco has total annual gross revenue of at least $1.235 billion, or (c) in which Pubco is deemed to be a large accelerated filer, which means the market value of Pubco Class A Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of Pubco’s prior second fiscal quarter, and (ii) the date on which Pubco issued more than $1.0 billion in non-convertible debt during the prior three-year period. Pubco intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that Pubco’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Pubco has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Pubco, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Pubco’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after Pubco no longer qualifies as an “emerging growth company,” as long as Pubco continues to qualify as a foreign private issuer under the Exchange Act, Pubco will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, Pubco will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, Pubco shareholders may not have access to certain information they deem important. Pubco cannot predict if investors will find Pubco Class A Ordinary Shares less attractive because it relies on these exemptions. If some investors find Pubco Class A Ordinary Shares less attractive as a result, there may be a less active trading market and share price for Pubco Class A Ordinary Shares may be more volatile.

As a “foreign private issuer” under the rules and regulations of the SEC, Pubco is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

Pubco is, and will be after the consummation of the Transactions, considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, Pubco is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. Pubco is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, Pubco’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Pubco’s securities.

In addition, as a “foreign private issuer,” Pubco is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. Pubco currently intends to follow some, but not all, of the corporate governance requirements of Nasdaq. With respect to the corporate governance requirements of Pubco that it does follow, Pubco cannot give any assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow Pubco to follow its home country practice. Unlike the requirements of Nasdaq, Pubco is not required, under the corporate governance practice and requirements in the Cayman Islands, to have its board consist of a majority of independent directors, nor is Pubco required to have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors, or have regularly scheduled executive sessions with only independent directors each year. Such Cayman Islands home country practices may afford less protection to holders of Pubco Class A Ordinary Shares. For additional information regarding the home country practices Pubco intends to follow in lieu of Nasdaq requirements, see the section of this proxy statement/prospectus entitled “Management of Pubco Following the Business Combination — Corporate Governance Practices.”

Pubco would lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of Pubco’s outstanding voting securities becomes directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of Pubco’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Pubco’s assets are located in the United States; or (iii) Pubco’s business is administered principally in the United States. If Pubco loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, Pubco would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Pubco’s management would likely have to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled.

Pubco will be a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect its public shareholders.

Following the completion of the Business Combination, Mr. Feng Xie, Chairman of Board of Directors of Pubco, will beneficially own 84.42% of the aggregate voting power of Pubco (assuming no redemptions) or 86.07% of the aggregate voting power of Pubco (if 100% of the Public Shares are redeemed). As a result, Pubco will be a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (i) that a majority of its board of directors consist of independent directors, (ii) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following the consummation of the Business Combination, Pubco intends to utilize these exemptions. Although Pubco will have a compensation committee and nominating committee, such committees will not be composed entirely of “independent directors.” Upon completion of the Business Combination, Pubco anticipates that the size of its board of directors will be seven directors, three of whom will qualify as independent directors as defined within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Accordingly, since we intend to rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

The dual-class structure of Pubco Ordinary Shares has the effect of concentrating voting control with its Chairman of Board of Directors, and his interests may not be aligned with the interests of Pubco’s other shareholders.

Pubco has a dual-class voting structure consisting of Pubco Class A and Class B Ordinary Shares. Under this structure, holders of Pubco Class A Ordinary Shares are entitled to one vote per share, and holders of Pubco Class B Ordinary Shares are entitled to 15 votes per share, which may cause the holders of Pubco Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. Upon the completion of the Business Combination, Mr. Feng Xie, Pubco’s Chairman of Board of Directors, is expected to beneficially own 15,598,113.06 Pubco Class B Ordinary Shares, or 100% of Pubco’s issued Class B Ordinary Shares, representing approximately 84.42% of the voting rights in Pubco. As a result, until such time as his voting power is below 50%, Mr. Xie as the controlling shareholder has substantial influence over Pubco’s business, including decisions regarding mergers, consolidations, and the sale of all or substantially all of its assets, election of directors, and other significant corporate actions. Mr. Xie, in his capacity of shareholder of Pubco, may take actions that are not in the best interests of Pubco or its other shareholders. These corporate actions may be taken even if they are opposed by Pubco’s other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of transactions that shareholders may consider favorable, including ones in which shareholders might otherwise receive a premium for their shares. Future issuances of Pubco Class B Ordinary Shares may also be dilutive to the holders of Pubco Class A Ordinary Shares. As a result, the market price of Pubco Class A Ordinary Shares could be adversely affected.

Pubco’s dual-class capital structure may render Pubco Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of Pubco Class A Ordinary Shares.

Pubco cannot predict whether its dual-class capital structure will result in a lower or more volatile market price of Pubco Class A Ordinary Shares, adverse publicity, or other adverse consequences. Certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. For example, in July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of Public Shareholders, and S&P Dow Jones announced in the same month that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also, in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, Pubco’s dual-class capital structure might make Pubco Class A Ordinary Shares ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in Pubco Class A Ordinary Shares. It is unclear what effect, if any, these policies will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class capital structure of Pubco Ordinary Shares, its Class A Ordinary Shares will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make Pubco Class A Ordinary Shares less attractive to other investors. As a result, the market price and liquidity of Pubco Class A Ordinary Shares could be materially adversely affected.

Because Pubco is incorporated in the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

Pubco is an exempted company incorporated in the Cayman Islands with limited liability. As a result, it may be difficult for investors to effect service of process within the United States upon Pubco’s directors or officers, or enforce judgments obtained in the United States courts against Pubco’s directors or officers.

Pubco’s corporate affairs will be governed by the Amended and Restated Memorandum and Articles of Association, the Cayman Companies Act (as the same may be supplemented or amended from time to time), and the common law of the Cayman Islands. Pubco will also be subject to the federal securities laws of the United States. The rights of Pubco shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of Pubco’s directors to Pubco under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly persuasive but not binding authority. The rights of Pubco’s shareholders and the fiduciary responsibilities of Pubco’s directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less prescriptive body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Pubco has been advised by its Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against Pubco or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) in original actions brought in the Cayman Islands, to impose liabilities against Pubco predicated upon the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors, or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

If Pubco is characterized as a passive foreign investment company for U.S. federal income tax purposes, its U.S. shareholders may suffer adverse tax consequences.

If Pubco is a passive foreign investment company (“PFIC”) for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of Pubco Ordinary Shares, the U.S. holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Pubco’s PFIC status for its current and subsequent taxable years may depend on its unbooked goodwill as valued based on the projected market value of Pubco’s equity and whether it qualifies for the PFIC start-up exception. Depending on the particular circumstances, the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that Pubco will qualify for the start-up exception. Accordingly, there can be no assurances with respect to Pubco’s status as a PFIC for its current taxable year or any subsequent taxable year. Pubco’s actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. U.S. holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of Pubco Ordinary Shares.

Economic substance legislation of the Cayman Islands may adversely impact Pubco or its operations.

The Cayman Islands, together with several other non-EU jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the EU as to offshore structures engaged in certain activities that attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act, (Revised) (the “Substance Act”) came into force in the Cayman Islands, introducing certain economic substance requirements for in-scope Cayman Islands entities that are engaged in certain “relevant activities,” which, in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 onwards. As Pubco is a Cayman Islands company, compliance obligations include filing annual notifications for Pubco, which need to state whether it is carrying out any relevant activities and if so, whether it has satisfied economic substance tests to the extent required under the Substance Act. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. Pubco may need to allocate additional resources to keep updated with these developments, and may have to make changes to its operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject Pubco to penalties under the Substance Act.

Risks Relating to Redemptions and Certain Outstanding Securities of Golden Star

Public Shareholders of Golden Star who wish to redeem their public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.

A public shareholder of Golden Star will be entitled to receive cash for any public shares to be redeemed only if such public shareholder: (1)(a) holds public shares, or (b) if the public shareholder holds public shares through units, the public shareholder elects to separate its units into the underlying public shares prior to exercising its redemption rights with respect to the public shares; (2) submits a written request to Golden Star and redeem all or a portion of its public shares for cash; and (3) delivers its public shares to Golden Star’s transfer agent Vstock, physically or electronically.

If the Business Combination is consummated, and if a public shareholder of Golden Star properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Vstock, its transfer agent, Golden Star will redeem such public shares for a pro rata portion of the cash held in the Trust Account, including interest earned, but net of taxes payable, calculated as of two business days prior to the consummation of the Business Combination.

If a public shareholder of Golden Star fails to receive notice of its offer to redeem public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite Golden Star’s compliance with the proxy rules, a public shareholder fails to receive Golden Star’s proxy materials, such public shareholder may not become aware of the opportunity to redeem his, her, or its public shares. In addition, the proxy materials that we are furnishing to holders of public shares in connection with the Business Combination describe the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public shareholder fails to comply with these procedures, its public shares may not be redeemed. Please see the discussion in this proxy statement/prospectus under the caption, “Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public shareholder, together with any of his, her, or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her, or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, Golden Star will require each public shareholder seeking to exercise redemption rights to certify to Golden Star whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to us at that time, such as Section 13D, Section 13G, and Section 16 filings under the Exchange Act, will be the sole basis on which Golden Star makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over Golden Star’s ability to consummate the Business Combination and you could suffer a material loss on your investment in Pubco if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if Golden Star consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the public shares sold in the IPO and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. Golden Star cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge Golden Star’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, Golden Star’s shareholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

Golden Star can give no assurance as to the price at which a shareholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in Golden Star’s share price, and may result in a lower value realized now than a shareholder of Golden Star might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own tax or financial advisor for assistance on how this may affect his, her, or its individual situation.

Economic substance legislation of the Cayman Islands may adversely impact Golden Star or its operations.

The Cayman Islands, together with several other non-EU jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the EU as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Substance Act came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. As Golden Star is a Cayman Islands company, compliance obligations include filing annual notifications for Golden Star, which need to state whether it is carrying out any relevant activities and if so, whether it has satisfied economic substance tests to the extent required under the Substance Act. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. Golden Star may need to allocate additional resources to keep updated with these developments, and may have to make changes to its operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject Golden Star to penalties under the Substance Act.

FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding Golden Star, Pubco, Gamehaus, and their respective management teams’ expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “will,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

●	the ability of Golden Star to consummate the Business Combination;

●	the expected benefits of the Business Combination;

●	the financial and business performance of Pubco, including financial projections and business metrics and any underlying assumptions thereunder;

●	changes in Pubco’s strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects, and plans;

●	Pubco’s product development timeline;

●	the implementation, market acceptance, and success of Pubco’s business model;

●	Pubco’s ability to scale in a cost-effective manner;

●	developments and projections relating to Pubco’s competitors and industry;

●	the impact of health epidemics, including the COVID-19 pandemic, on Pubco’s business and the actions Pubco may take in response thereto;

●	Pubco’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	expectations regarding the time during which Pubco will be an emerging growth company under the JOBS Act;

●	Pubco’s future capital requirements and sources and uses of cash;

●	Gamehaus’ financial projections rely upon assumptions and analyses developed by its management and if these assumptions and analyses prove to be incorrect, its actual operating results could suffer;

●	Pubco’s ability to obtain funding for its operations;

●	Pubco’s business, expansion plans, and opportunities; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the views of Golden Star, Pubco, or Gamehaus as of any subsequent date, and none of Golden Star, Gamehaus, or Pubco undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or to instruct how your vote should be cast or how you should vote your shares on the proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, the actual results or performance of Pubco may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the occurrence of any event, change, or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

●	the outcome of any legal proceedings that may be instituted against Golden Star, Pubco, or Gamehaus following announcement of the proposed Business Combination and transactions contemplated thereby;

●	the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Golden Star or to satisfy other conditions to the Closing in the Business Combination Agreement;

●	the ability to obtain or maintain the listing of Pubco Ordinary Shares on Nasdaq following the Business Combination;

●	the risk that the proposed Business Combination disrupts current plans and operations of Pubco as a result of the announcement and consummation of the transactions described herein;

●	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Pubco to grow and manage growth profitably;

●	costs related to the Business Combination;

●	changes in applicable laws or regulations;

●	the ability of Pubco to execute its growth strategies and future plans and market acceptance of its existing and future mobile games;

●	alternative game publishing services and competitive mobile games provided by Pubco’s peers and competitors;

●	Pubco’s ability to raise capital;

●	the possibility that Golden Star or Pubco may be adversely affected by other economic, business and/or competitive factors;

●	other risks and uncertainties described in this proxy statement/prospectus, including those under the section entitled “Risk Factors”; and

●	other factors beyond the control of Golden Star, Pubco, and Gamehaus and their respective management teams.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF GOLDEN STAR

General

Golden Star is furnishing this proxy statement/prospectus to Golden Star’s shareholders as part of the solicitation of proxies by Golden Star’s board of directors for use at the Meeting to be held on [●], 2024, and at any adjournment thereof. This proxy statement/prospectus provides Golden Star’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Meeting.

Date, Time and Place

The Meeting will be held on [●], 2024 at 10:00 a.m., Eastern Time, at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation at 1301 Avenue of the Americas, 40th Floor New York, NY 10019-6022. You can participate in the meeting, vote and submit questions either in person or via live webcast at [●] with the password of [●].

Purpose of the Extraordinary general meeting of Shareholders of Golden Star

At the Meeting, Golden Star is requesting holders of ordinary shares of Golden Star to:

●	consider and vote upon the Business Combination Proposal to, among other things, adopt the Business Combination Agreement and approve the Business Combination and the Mergers contemplated by the Business Combination Agreement;

●	consider and vote upon the Merger Proposal to approve, in accordance with Cayman Companies Act, the Second Merger, and the Second Merger Plan of Merger;

●	consider and vote upon the Charter Proposal to approve, in connection with the Business Combination, the replacement of Pubco’s current memorandum and articles of association with the Amended and Restated Memorandum and Articles of Association;

●	consider and vote upon the Organizational Documents Advisory Proposals to approve on an advisory and non-binding basis, five separate proposals to approve certain governance provisions in the Amended and Restated Memorandum and Articles of Association;

●	consider and vote upon the Equity Incentive Plan Proposal to adopt the Equity Incentive Plan of Pubco;

●	consider and vote upon the Share Issuance Proposal to approve, for purposes of complying with applicable Nasdaq listing rules, the issuance of approximately [●] newly issued ordinary shares in the Business Combination; and

●	consider and vote upon the Adjournment Proposal to direct the chairman of the Meeting to adjourn the Meeting to a later date or dates, if Golden Star determines that it is necessary or appropriate, including, if necessary, to permit further solicitation and vote of proxies in the event that, based upon the tabulated votes at the time of the Meeting, Golden Star would not have been authorized to consummate the Business Combination.

Recommendation of Golden Star Board of Directors

Golden Star’s board of directors has unanimously determined that the Business Combination Proposal is fair to and in the best interests of Golden Star and its shareholders; has unanimously approved the Business Combination Proposal; and unanimously recommends that shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Charter Proposal, “FOR” the Organizational Documents Advisory Proposals, “FOR” the Equity Incentive Plan Proposal, “FOR” the Share Issuance Proposal, and “FOR” the Adjournment Proposal if one is presented to the Meeting.

Record Date; Outstanding Shares; Shareholders Entitled to Vote

Golden Star has fixed the close of business on April 30, 2024 as the “Record Date” for determining Golden Star shareholders entitled to notice of and to attend and vote at the Meeting. As of the close of business on the Record Date, there were 7,335,393 ordinary shares of Golden Star outstanding and entitled to vote. Each ordinary share of Golden Star is entitled to one vote per share at the Meeting.

Quorum

The presence, in person or by proxy, of the holders of no less than 50% of all the outstanding ordinary shares of Golden Star entitled to vote at the Meeting constitutes a quorum at the Meeting.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to Golden Star but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals without receiving instructions from you. A “broker non-vote” occurs when a bank, broker, or other holder of record holding shares for a beneficial owner does not vote on a non-routine proposal because the holder of record has not received voting instructions from the beneficial owner. Each of the Proposals to be presented at the Meeting is a non-routine proposal. Accordingly, if you are a beneficial owner and you do not provide voting instructions to your broker, bank, or other holder of record holding shares for you, your shares will not be voted with respect to any of the Proposals.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on any of the proposals.

Vote Required

The approval of each of the Business Combination Proposal, the Charter Proposal, the Equity Incentive Plan Proposal, the Organizational Documents Advisory Proposals, the Share Issuance Proposal, and the Adjournment Proposal (if presented) will require the affirmative vote by the holders of a majority of the ordinary shares of Golden Star that are present and voted on each respective proposal at the Meeting. The approval of the Merger Proposal will require a special resolution under Cayman Islands law, being the affirmative vote of Golden Star shareholders holding at least two thirds of the ordinary shares of Golden Star which, being so entitled, are voted on such resolution in person or by proxy at the Meeting at which a quorum is present. In connection with the Business Combination, the holders of Golden Star’s Founder Shares and Private Shares, including those held by Initial Shareholders, have agreed to vote their Founder Shares and Private Shares, as well as any ordinary shares acquired in the aftermarket, in favor of the Business Combination. The Founder Shares constitute approximately 23.5% of the outstanding ordinary shares of Golden Star and the Private Shares constitute approximately 4.2% of the outstanding ordinary shares of Golden Star as of the Record Date. Such holders have also indicated that they intend to vote their shares in favor of all other proposals being presented at the Meeting. The Founder Shares and Private Shares, including those held by Golden Star’s Initial Shareholders, in the aggregate represent approximately 27.7% of the outstanding ordinary shares of Golden Star as of the Record Date.

Voting Your Shares

Each ordinary share of Golden Star that you own in your name entitles you to one vote. Your proxy card shows the number of ordinary shares of Golden Star that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Voting Your Shares—Shareholders of Record

There are four ways to vote your ordinary shares of Golden Star at the Meeting:

You Can Vote in Person at the Extraordinary General Meeting. If you are a holder of record of ordinary shares of Golden Star on the Record Date, you may vote in person at the Extraordinary General Meeting or vote by proxy in one of the other following ways.

You Can Vote by Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by Golden Star’s board of directors “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Charter Proposal, “FOR” the Organizational Documents Advisory Proposals, “FOR” the Equity Incentive Plan Proposal, “FOR” the Share Issuance Proposal, and “FOR” the Adjournment Proposal, if presented. Votes received after a matter has been voted upon at the Meeting will not be counted.

You Can Vote by Internet. Shareholders who have received a copy of the proxy card by mail may be able to vote over the Internet by visiting [●] and entering the voter control number included on your proxy card. You may vote by Internet until the polls are closed on the date of the Meeting.

You Can Vote by Telephone. You may dial a toll-free number at [Tel] in the United States or [Tel] (toll rates apply) from outside the United States and follow the instructions. The passcode for telephone access is [●]. You may vote by telephone until the polls are closed on the date of the Meeting.

Voting Your Shares—Beneficial Owners

If your shares are registered in the name of your broker, bank, or other agent, you are the “beneficial owner” of those shares and those shares are considered as held in “street name.” If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than directly from Golden Star. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self-addressed, postage-paid envelope provided. To vote yourself at the Meeting, you must first obtain a valid legal proxy from your broker, bank, or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form.

After obtaining a valid legal proxy from your broker, bank, or other agent, to then register to attend the Meeting, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to Vstock. Requests for registration should be directed to [●] or to facsimile number [●]. Written requests can be mailed to:

Vstock Transfer, LLC

18 Lafayette Place

Woodmere, NY 11598

Requests for registration must be labelled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern Time, on [●], 2024.

You will receive a confirmation of your registration by email after Golden Star receives your registration materials. You may attend the Meeting by visiting [●] with the password of [●]. You will also need a voter control number included on your proxy card in order to be able to vote your shares or submit questions during the Meeting. Follow the instructions provided to vote. Golden Star encourages you to access the Meeting prior to the start time leaving ample time for the check in.

Share Ownership of and Voting by Golden Star Directors, Officers, and Initial Shareholders

In connection with the Business Combination, the holders of Golden Star’s Founder Shares and Private Shares, including those held by Initial Shareholders, have agreed to vote their Founder Shares and Private Shares, as well as any ordinary shares acquired in the aftermarket, in favor of the Business Combination. The Founder Shares constitute approximately 23.5% of the outstanding ordinary shares of Golden Star and the Private Shares constitute approximately 4.2% of the outstanding ordinary shares of Golden Star as of the Record Date. The Founder Shares and Private Shares, including those held by Golden Star’s Initial Shareholders, in the aggregate represent approximately 27.7% of the outstanding ordinary shares of Golden Star as of the Record Date.

Attending the Meeting

The Meeting will be held at the office of [●], 2024 at [●] Eastern Time and streamed via live webcast on the Internet. You will be able to attend the Meeting virtually by visiting [●] with the password of [●]. In order to vote or submit a question during the Meeting, you will also need the voter control number included on your proxy card. If you do not have the control number, you will be able to listen to the Meeting only by registering as a guest and you will not be able to vote or submit your questions during the Meeting.

Revoking Your Proxy

If you are a shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may enter a new vote by Internet or telephone;

●	you may send a later-dated, signed proxy card to Golden Star Acquisition Corporation, 99 Hudson Street, 5th Floor, New York, NY 10013, Attn: Chief Executive Officer, so that it is received by Golden Star’s Chief Executive Officer on or before the Meeting; or

●	you may attend the Meeting via the live webcast noted above, revoke your proxy, and vote virtually, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares of Golden Star, you may call Advantage Proxy, Golden Star’s Proxy Solicitor, at (877) 870-8565 or banks and brokers can call at (206) 870-8565.

Redemption Rights

Holders of Public Shares may seek to convert their shares, regardless of whether or not they are holders on the Record Date or whether or how they vote at the Meeting, but no later than 5:00 p.m. Eastern Time on [●], 2022 (two business days prior to the Meeting). Any shareholder holding Public Shares may demand that Golden Star convert such shares into a full pro rata portion of the Trust Account (which was approximately $[●] per share as of April 30, 2024, the Record Date), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks Redemption as described in this section and the Business Combination is consummated, Golden Star will convert these shares into a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

Golden Star’s Sponsor, officers, and directors will not have Redemption rights with respect to any ordinary shares of Golden Star owned by them, directly or indirectly.

Golden Star shareholders who seek to redeem their Public Shares are required to (A) either (i) check the box on their proxy card, or (ii) submit their request in writing to Vstock, Golden Star’s transfer agent and (B) deliver their stock, either physically or electronically using The Depository Trust Company’s DWAC System, to Golden Star’s transfer agent no later than 5:00 p.m. Eastern Time on [●], 2024 (two business days prior to the Meeting). If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be converted into cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system.

Any request to convert such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a Public Share delivered its certificate in connection with an election of its Redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

If the Business Combination is not approved or completed for any reason, then Golden Star’s Public Shareholders who elected to exercise their Redemption rights will not be entitled to convert their shares into a pro rata portion of the cash in the Trust Account, as applicable. Golden Star will thereafter promptly return any shares delivered by Public Shareholders. In such case, holders may only share in the assets of the Trust Account upon the liquidation of Golden Star. This may result in holders receiving less than they would have received if the Business Combination was completed and they had exercised Redemption rights in connection therewith due to potential claims of creditors. If Golden Star would be left with less than $5,000,001 of net tangible assets as a result of the holders of Public Shares properly demanding Redemption of their shares, Golden Star will not be able to consummate the Business Combination.

The closing price of the ordinary shares of Golden Star on the Record Date was $10.68. The cash held in the Trust Account on such date was approximately $[●] (approximately $[●] per Public Share). Prior to exercising Redemption rights, shareholders should verify the market price of the ordinary shares of Golden Star as they may receive higher proceeds from the sale of their ordinary shares in the public market than from exercising their Redemption rights if the market price per share is higher than the Redemption price. Golden Star cannot assure its shareholders that they will be able to sell their ordinary shares of Golden Star in the open market, even if the market price per share is higher than the Redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

If a holder of Public Shares exercises its Redemption rights, then it will be exchanging its ordinary shares of Golden Star for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand Redemption and deliver your stock certificate (either physically or electronically) to Golden Star’s transfer agent prior to the vote at the Meeting, and the Business Combination is consummated.

Appraisal Rights

The Golden Star board of directors considers that Golden Star shareholders (including the Initial Shareholders) and holders of other Golden Star securities do not have appraisal rights under the Cayman Companies Act in connection with the Business Combination. For additional information, see the question “Do I have appraisal rights if I object to the proposed Business Combination?” under the section of this proxy statement/prospectus entitled “Questions and Answers About the Proposals.”

Proxy Solicitation Costs

Golden Star is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Golden Star and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Golden Star will bear the cost of the solicitation.

Golden Star has hired the Proxy Solicitor to assist in the proxy solicitation process.

Golden Star will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Golden Star will reimburse them for their reasonable expenses.

THE BUSINESS COMBINATION PROPOSAL

Overview

Golden Star is asking its shareholders to adopt and approve the Business Combination, which includes, among other things, the approval of the Business Combination Agreement and the transactions contemplated thereby, including the Mergers. The approval of this Business Combination Proposal is conditioned on the approval of each of the Merger Proposal, the Charter Proposal, and the Share Issuance Proposal. Therefore, if either the Charter Proposal or the Share Issuance Proposal is not approved, the Business Combination may not be consummated. Golden Star shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Because we are holding an extraordinary general meeting of shareholders to vote on the Business Combination, we may consummate the Business Combination only if the Business Combination Proposal is approved by a majority of the votes cast (online, in person or by proxy) by the holders of a majority Golden Star ordinary shares entitled to vote at the Meeting (provided that the Merger Proposal is also approved as set forth under “Proposal 1 – The Merger Proposal”). Under the Business Combination Agreement, the approval of the Business Combination Proposal is a condition to the consummation of the Business Combination. The approval of the Mergers is a requirement under the Companies Act. If the Business Combination Proposal, including the Mergers, is not approved by Golden Star’s shareholders, the Business Combination will not be consummated. The adoption of the Business Combination Proposal is conditioned upon the adoption of the Merger Proposal, the Charter Proposal, and the Share Issuance Proposal.

The Business Combination Agreement

The Business Combination

Golden Star is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. On September 16, 2023, Golden Star entered into the Business Combination Agreement with (i) Gamehaus, (ii) Pubco, (iii) the First Merger Sub, (iv) the Second Merger Sub, and (v) the Sponsor.

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, (a) First Merger Sub will merge with and into the Company, whereby the separate existence of First Merger Sub will cease, and the Company will be the surviving corporation of the First Merger and become a wholly-owned subsidiary of Pubco; and (b) following confirmation of the effective filing of the First Merger, and as part of the same overall transaction as the First Merger, Second Merger Sub will merge with and into Golden Star, whereby the separate existence of Second Merger Sub will cease, and Golden Star will be the surviving corporation of the Second Merger as a wholly-owned subsidiary of Pubco.

As a result of the Mergers, among other things, (i) all outstanding ordinary shares of Gamehaus, except for the Company Specially Designated Ordinary Shares, will be cancelled and converted into the right to receive such number of Pubco Class A Ordinary Shares as determined in accordance with the Exchange Ratio provided for in the Business Combination Agreement, (ii) all Company Specially Designated Ordinary Shares (as defined in the Business Combination Agreement) will be canceled and converted into the right to receive the number of Pubco Class B Ordinary Shares as determined in accordance with the Exchange Ratio, (iii) all outstanding preferred shares of Gamehaus will be converted into such number of Gamehaus ordinary shares pursuant to the terms and conditions of the Gamehaus’ Memorandum and Articles of Association, and immediately thereafter canceled and converted into the right to receive such number of Pubco Class A Ordinary Shares based on the Exchange Ratio, (iv) each outstanding Golden Star Unit will be automatically detached and the holder thereof will be deemed to hold one Golden Star Ordinary Share and one Golden Star Right, (v) each unredeemed outstanding Golden Star ordinary share will be cancelled in exchange for the right to receive one (1) Pubco Class A Ordinary Share, and (vi) every five issued and outstanding Golden Star Rights will be canceled and converted into one (1) Pubco Class A Ordinary Share.

The Business Combination has been unanimously approved by the boards of directors of Golden Star, Gamehaus and the Acquisition Entities and is expected to be consummated as soon as possible following the Meeting should the requisite vote be obtained.

Reasons for the Structure of the Business Combination

As described above and contemplated by the Business Combination Agreement, the Business Combination will be consummated via a multiple-merger structure (also known as “double dummy”), consisting of the First Merger and the Second Merger. Under this structure, each of Golden Star and Gamehaus will merge with a subsidiary of Pubco, a newly formed company, through the Mergers. Upon the consummation of the Business Combination, Pubco will be the public company listed on Nasdaq. The multiple-merger structure was chosen by the parties to the Business Combination Agreement for business, legal, and accounting reasons. In particular, given Pubco’s eligibility as a foreign private issuer, its reporting obligations under U.S. securities laws will be less burdensome compared to domestic registrants. Such benefit will not be available immediately upon Closing if the Business Combination were to be conducted through a reverse triangular merger in which Gamehaus would be acquired directly by Golden Star, which would continue to report as a domestic registrant upon Closing until further assessment of factors such as its shareholder base and location of assets at a future date pursuant to U.S. securities laws. Operationally, following the Business Combination conducted via the proposed structure, Pubco will be a holding company that will operate Gamehaus’ current business through its subsidiaries, which is consistent with the expectations of Gamehaus’ and Golden Star’s respective management regarding the post-Business Combination corporate and operational structure. In addition, the transaction structure was also selected for U.S. tax reasons and the exchange of Golden Star Ordinary Shares for Pubco Class A Ordinary Shares pursuant to the Business Combination is intended to qualify as a tax-free transaction for U.S. federal income tax purposes. See the section entitled “Material U.S. Federal Income Tax Considerations.”

Consideration

Under the Business Combination Agreement, the Aggregate Merger Consideration Amount to be paid to the shareholders of Gamehaus is $500,000,000 and will be paid entirely in shares, comprised of newly-issued Class A and Class B Ordinary Shares of Pubco, with each share valued at the Per Share Price.

As a result of the Mergers, (i) each of the ordinary shares of Gamehaus that are issued and outstanding immediately prior to the First Merger Effective Time, except for the Gamehaus Specially Designated Ordinary Shares, will be cancelled and converted into the right to receive such number of Pubco Class A Ordinary Shares equal to the Exchange Ratio determined in accordance with the Business Combination Agreement; (ii) each Gamehaus Specially Designated Ordinary Share that is issued and outstanding immediately prior to the First Merger Effective Time will be cancelled and converted into the right to receive the number of Pubco Class B Ordinary Shares equal to the Exchange Ratio; (iii) each preferred share of Gamehaus that is issued and outstanding immediately prior to the First Merger Effective Time will be first converted into such number of ordinary shares of Gamehaus pursuant to the terms and conditions of the memorandum and articles of association of Gamehaus, as amended, and immediately thereafter such resulting ordinary shares will be converted into the right to receive such number of Pubco Class A Ordinary Shares based on the Exchange Ratio; (iv) each public or private unit of Golden Star that is issued and outstanding immediately prior to the Effective time shall be automatically detached and the holder thereof shall be deemed to hold one ordinary share of Golden Star and one right of Golden Star; (v) each ordinary share of Golden Star (including shares held by Golden Star’s Public Shareholders as well as Golden Star’s affiliates) that is issued and outstanding immediately prior to the Effective Time shall be cancelled and automatically converted into the right to receive one Pubco Class A Ordinary Share; and (vi) each issued and outstanding Golden Star right shall be cancelled and automatically converted into two-tenths of one Pubco Class A Ordinary Share. The newly issued Pubco Class A Ordinary Shares will have the same economic terms as the newly issued Pubco Class B Ordinary Shares, but each Pubco Class B Ordinary Share will be entitled to 15 votes per share compared with one vote per share for Pubco Class A Ordinary Shares with all Pubco Ordinary Shares voting together as a single class on most matters. See “Description of Pubco Securities.” Funtery Holding Limited will beneficially own all of the issued Pubco Class B Ordinary Shares immediately following the consummation of the Business Combination. The newly issued Pubco Class A Ordinary Shares to be received by Golden Star’s Public Shareholders and affiliates in connection with Transactions will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. Holders of Pubco Class A Ordinary Shares will not have any conversion, pre-emptive, or other subscription rights and there will be no sinking fund or redemption provisions applicable to Pubco Class A Ordinary Shares.

Conditions to Closing

The consummation of the Business Combination is conditioned upon, among other things: (i) receipt of the required approval by the Golden Star shareholders; (ii) receipt of the required approval by the Gamehaus shareholders; (iii) receipt of the required approval by the shareholders of the Acquisition Entities; (iv) after giving effect to the exercise of the redemption rights of the Golden Star shareholders, Golden Star having at least $5,000,001 of net tangible assets upon the closing of the Business Combination; (v) the absence of any law or governmental order enjoining, prohibiting or making illegal the consummation of the Mergers; (vi) effectiveness of the registration statement of which this proxy statement/prospectus forms a part, in accordance with the Securities Act; (vii) the Pubco Class A Ordinary Shares shall being listed on Nasdaq; (viii) receipt of evidence reasonably satisfactory to the parties that Pubco qualifies as a foreign private issuer as of the Closing; (ix) to the extent applicable, receipt of all necessary approvals from the CSRC in connection with the Transactions; and (x) necessary consents, approvals and authorizations, including but not limited to, regulatory approval by Nasdaq and the SEC, necessary third-party approvals and the expiration of any waiting period under the Hart-Scott-Rodino Act, if applicable.

In addition, the obligations of Gamehaus and the Acquisition Entities to consummate the Business Combination are also conditioned upon, among other things: (i) the accuracy of the representations and warranties of Golden Star (subject to certain materiality standards set forth in the Business Combination Agreement); (ii) material compliance by Golden Star with its pre-closing covenants; (iii) resignation or removal of directors and officers of Golden Star, effective as of or prior to the Closing, and delivery of such resignation letters; and (iv) the absence of any effect, development, circumstance, fact, change or event since the date of the Business Combination Agreement that, individually or in the aggregate, has had, or would reasonably be expected to prevent or materially delay or materially impair the ability of Golden Star to consummate the Transactions or otherwise have a material adverse effect on the Transactions.

Further, the obligation of Golden Star to consummate the Business Combination is also conditioned upon, among other things: (i) the accuracy of the representations and warranties of Gamehaus and the Acquisition Entities (subject to certain materiality standards set forth in the Business Combination Agreement); (ii) material compliance by Gamehaus and the Acquisition Entities with their pre-closing covenants; (iii) the absence of any effect, development, circumstance, fact, change, or event since the date of the Business Combination Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Gamehaus or the Acquisition Entities that is continuing and uncured; and (iv) receipt of all approvals, waivers, or consents from any third parties or government authorities as specified pursuant to the Business Combination Agreement.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to efforts to satisfy conditions to the consummation of the Business Combination. The covenants under the Business Combination Agreement include, among other things, covenants providing for the following: (i) Gamehaus’ agreement to (y) operate its business in the ordinary course prior to the closing of the Merger (with certain exceptions) and not to take certain specified actions without the prior written consent of Golden Star, and (z) subject to certain customary legal and other exceptions, provide Golden Star with access to the books, records and financial records of Gamehaus and its subsidiaries, and information about the operations and other affairs of Gamehaus and its subsidiaries, (ii) Gamehaus acknowledging and agreeing that it has no claim against the trust account established for the benefit of the shareholders of Golden Star; and (iii) Golden Star’s agreement to operate its business in the ordinary course prior to the closing of the Merger (with certain exceptions) and not to take certain specified actions without the prior written consent of Gamehaus.

The Business Combination Agreement also contains additional covenants of the parties, including, among others, (i) a covenant providing for Pubco, Golden Star and Gamehaus to cooperate in the preparation of a registration statement on Form F-4 required to be prepared in connection with the Transactions and the registration of the Pubco Class A Ordinary Shares pursuant to the Business Combination Agreement, including, in the case of Gamehaus providing such information and responding in a timely manner to comments relating to the proxy statement, including preparation for inclusion in the proxy statement of pro forma financial statements in compliance with the requirements of Regulation S-X and the SEC, (ii) requiring Golden Star to establish a record date for, duly call and give notice of, convene and hold an extraordinary general meeting of the Golden Star shareholders as promptly as practicable following the date that the Registration Statement is declared effective by the SEC under the Securities Act, (iii) requiring the board of directors of Golden Star to recommend to the shareholders of Golden Star the adoption and approval of the Golden Star transaction proposals contemplated by the Business Combination Agreement, (iv) prohibiting Golden Star and Gamehaus from, among other things, soliciting or negotiating with third parties regarding alternative transactions and agreeing to certain related restrictions and ceasing discussions regarding alternative transactions, (v) each party using its commercially reasonable efforts, and cooperating fully with the other parties, shall take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the Transactions; (vi) Gamehaus seeking the approval of its shareholders for the adoption of the Business Combination Agreement and other transaction documents and the Transactions; and (vii) the parties also taking all necessary actions to cause Pubco’s board of directors immediately after the Closing to consist of a board of seven directors comprised of one person designated by Golden Star and six persons designated by Gamehaus.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of Gamehaus and its subsidiaries, including the Acquisition Entities, relating, among other things, to proper organization and qualification; Gamehaus’ subsidiaries; capitalization; due authorization, performance, and enforceability against Gamehaus and the Acquisition Entities of the Business Combination Agreement; absence of conflicts; governmental consents and filings; compliance with laws and possession of requisite governmental permits and approvals; financial statements; absence of undisclosed liabilities; litigation and proceedings; company benefit plans; employees and independent contractors; labor matters; real property; assets; tax matters; environmental matters; brokers’ fees; intellectual property and IT security; material contracts; insurance; related party transactions; international trade and anti-corruption; books and records; supplied information; and no other representations.

The Business Combination Agreement contains representations and warranties of Golden Star, relating, among other things, to proper organization and qualification; capitalization; due authorization, performance, and enforceability against Golden Star of the Business Combination Agreement; absence of conflicts; required consents and filings; trust account; compliance with laws and possession of requisite governmental permits and approvals; reports filed with the SEC, financial statements, and compliance with the Sarbanes-Oxley Act; absence of certain changes; litigation and proceedings; business activities; material contracts; Nasdaq listing; absence of undisclosed liabilities; tax matters; board approval; related party transactions; status under the Investment Company Act of 1940, as amended, and the Jumpstart Our Business Startups Act of 2012; broker’s fees; and independent investigation.

The representations and warranties made in the Business Combination Agreement will not survive the consummation of the Mergers.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the consummation of the Mergers, including: (i) by mutual written consent of Golden Star and Gamehaus; (ii) by either Golden Star or Gamehaus if any law or governmental order (other than a temporary restraining order) is in effect that permanently restrains, enjoins, makes illegal, or otherwise prohibits the consummation of the Mergers; (iii) by either Golden Star or Gamehaus if any of the conditions to Closing have not been satisfied or waived by June 30, 2024 (the “Termination Date”); (iv) by either Golden Star or Gamehaus upon a breach of any representations, warranties, covenants, or other agreements set forth in the Business Combination Agreement by the other party if such breach gives rise to a failure of certain closing conditions to be satisfied and cannot or has not been cured within the earlier of 20 days’ following the receipt of notice from the non-breaching party and the Termination Date; (v) by either Golden Star or Gamehaus if the Golden Star shareholder approval is not obtained at its shareholder meeting; or (vi) by Golden Star if the Gamehaus shareholder approval is not obtained or is revoked or sought to revoke by such shareholders.

Certain Related Agreements

Shareholder Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, Golden Star, Pubco, Gamehaus, and certain of the shareholders of Gamehaus entered into the Shareholder Support Agreement, pursuant to which, among other things, the Gamehaus shareholders party to the Shareholder Support Agreement agreed not to transfer and will vote their Company Shares in favor of the Business Combination Agreement (including by execution of written resolutions), the Mergers and the other Transactions. The Gamehaus shareholders party to the Shareholder Support Agreement collectively have a sufficient number of votes to approve the Mergers. The Shareholder Support Agreement and all of its provisions will terminate and be of no further force or effect upon the earlier of the effective time of the Closing, such date and time as the Business Combination Agreement may be terminated in accordance with its terms, and as to any Gamehaus shareholder party to the Shareholder Support Agreement, upon the written agreement of Golden Star, Gamehaus and such shareholder.

Founder Lock-Up Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Gamehaus and Sponsor entered into the Founder Lock-Up Agreement, pursuant to which Sponsor, among other things, agreed not to transfer any Pubco Ordinary Shares held by it immediately after the Closing during the applicable lock-up period, subject to certain exceptions as described below. The lock-up period applicable to the Sponsor will be (i) with respect to 100% of the Pubco Ordinary Shares held, issuable or acquirable in respect of any Private Placement Securities (as defined in the Founder Lock-Up Agreement), thirty days from and after the Closing, (ii) with respect to 50% of the Pubco Ordinary Shares held, issuable or acquirable in respect of any Founder Shares (as defined in the Founder Lock-Up Agreement), until the earlier of (A) six months from and after the Closing or (B) the date on which the closing sale price of the Pubco Ordinary Shares has equaled or exceeded $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty trading days within any thirty consecutive trading day period commencing after the Closing, and (iii) with respect to 50% of the Pubco Ordinary Shares held, issuable or acquirable in respect of any Founder Shares, until six months from and after the Closing, or earlier in either case, if subsequent to the Closing, Pubco completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of Pubco’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. Notwithstanding the above, the transfer of Pubco Ordinary Shares held by the Sponsor after the Closing during the applicable lock-up period is permitted if (a) to Pubco’s officers or directors, any affiliates or family members of any of Pubco’s officers or directors, any members of the Sponsor (as defined in the Business Combination Agreement), or any affiliates of the Sponsor; (b) in the case of an individual, by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales made in connection with the consummation of a change of control at prices no greater than the price at which the securities were originally purchased; (f) by virtue of the laws of the Cayman Islands or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; (g) in the event of Pubco’s liquidation, merger, share exchange, reorganization, or other similar transaction which results in all of Pubco’s shareholders having the right to exchange their ordinary shares for cash, securities, or other property subsequent to the Closing; or (h) which were acquired in the PIPE Investment or in open market transactions after the Closing.

Seller Lock-Up Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Gamehaus, Golden Star and certain Gamehaus shareholders entered into the Seller Lock-Up Agreement, pursuant to which the Restricted Securities will be locked-up and subject to transfer restrictions for a period of time following the Closing, as described below, subject to certain exceptions as described below. The lock-up period applicable to the Restricted Securities will be (i) with respect to 50% of the Restricted Securities, until the earlier of (A) six months from and after the Closing or (B) the date on which the closing sale price of the Pubco Ordinary Shares has equaled or exceeded $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty trading days within any thirty consecutive trading day period commencing after the Closing, and (ii) with respect to 50% of the Restricted Securities, until six months from and after the Closing, or earlier in either case, if subsequent to the Closing, Pubco completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of Pubco’s shareholders having the right to exchange their Ordinary Shares for cash, securities, or other property. Notwithstanding the above, the transfer of Pubco Ordinary Shares held by the Sellers after the Closing during the applicable lock-up period is permitted if (a) to Pubco’s officers or directors, or any affiliates or family members of any of Pubco’s officers or directors; (b) to any affiliate (as defined in Rule 405 of under the under the Securities Act) of Seller; (c) in the case of an individual, by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (d) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (e) in the case of an individual, pursuant to a qualified domestic relations order; (f) in the case of an entity, by distribution to limited partners, shareholders, members of, or owners of similar equity interests in Seller by virtue of the laws of the jurisdiction of the Seller’s organization and the Seller’s organizational documents upon the liquidation and dissolution of Seller; (g) by private sales made in connection with the consummation of a change of control at prices no greater than the price at which the securities were originally purchased; (h) in the event of Pubco’s liquidation, merger, share exchange, reorganization, or other similar transaction which results in all of Pubco’s shareholders having the right to exchange their ordinary shares for cash, securities, or other property subsequent to the Closing; and (i) which were acquired in the PIPE Investment or in open market transactions after the Closing.

Founder Amended and Restated Registration Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, Golden Star, Pubco and certain shareholders of Golden Star, including the Sponsor, will enter into a certain Founder Amended and Restated Registration Rights Agreement, to be effective as of the Closing, pursuant to which Pubco agrees to file a registration statement as soon as practicable upon receipt of a request from certain shareholders to register the resale of certain registrable securities under the Securities Act, subject to required notice provisions to other parties thereto. Pubco has also agreed to provide customary “piggyback” registration rights with respect to such registrable securities and, subject to certain circumstances, to file a resale shelf registration statement to register the resale under the Securities Act of such registrable securities.

The Founder Amended and Restated Registration Rights Agreement also provides that Pubco will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities. The rights granted under the Founder Amended and Restated Registration Rights Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to their Pubco securities or Golden Star securities.

Seller Registration Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, Pubco and certain shareholders of Gamehaus, as applicable, will enter into a certain Seller Registration Rights Agreement, to be effective as of the Closing, pursuant to which Pubco agrees to file a registration statement as soon as practicable upon receipt of a request from certain shareholders to register the resale of certain registrable securities under the Securities Act, subject to required notice provisions to other parties thereto. Pubco has also agreed to provide customary “piggyback” registration rights with respect to such registrable securities and, subject to certain circumstances, to file a resale shelf registration statement to register the resale under the Securities Act of such registrable securities.

The Seller Registration Rights Agreement also provides that Pubco will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities. The rights granted under the Seller Registration Rights Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to their Gamehaus securities or Pubco securities.

The Business Combination Agreement, Company Shareholder Support Agreement, Founder Lock-Up Agreement, Seller Lock-Up Agreement, Seller Registration Rights Agreement, and Founder Amended and Restated Registration Rights Agreement have been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about Golden Star or its affiliates. The representations, warranties, covenants and agreements contained in the Business Combination Agreement, Company Shareholder Support Agreement, Founder Lock-Up Agreement, Seller Lock-Up Agreement, Seller Registration Rights Agreement, and Founder Amended and Restated Registration Rights Agreement, and the other documents related thereto were made only for purposes of the Business Combination Agreement as of the specific dates therein, were solely for the benefit of the parties to the Business Combination Agreement, Company Shareholder Support Agreement, Founder Lock-Up Agreement, Seller Lock-Up Agreement, Seller Registration Rights Agreement, and Founder Amended and Restated Registration Rights Agreement, respectively, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement, Company Shareholder Support Agreement, Founder Lock-Up Agreement, Seller Lock-Up Agreement, Seller Registration Rights Agreement, and Founder Amended and Restated Registration Rights Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Business Combination Agreement, Company Shareholder Support Agreement, Founder Lock-Up Agreement, Seller Lock-Up Agreement, Seller Registration Rights Agreement, and Founder Amended and Restated Registration Rights Agreement, and should not rely on the representations, warranties, covenants, and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Business Combination Agreement, Company Shareholder Support Agreement, Founder Lock-Up Agreement, Seller Lock-Up Agreement, Seller Registration Rights Agreement, and Founder Amended and Restated Registration Rights Agreement, as applicable, which subsequent information may or may not be fully reflected in the Golden Star’s public disclosures.

Background of the Business Combination

Golden Star is a blank check company incorporated as a Cayman Islands exempted company on July 9, 2021, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. Golden Star’s intention was to capitalize on its board’s and management team’s extensive network of relationships, industry knowledge, acquisition experience, and deal sourcing capabilities to access a broad spectrum of opportunities. The terms of the Business Combination were the result of negotiations among representatives of Golden Star and representatives of Gamehaus and the Existing Gamehaus Holders. The following is a brief description of the background of those negotiations, the Business Combination and related transactions.

On May 4, 2023, Golden Star consummated its IPO of 6,900,000 units (including the overallotment of 900,000 units), with each unit consisting of one ordinary share, and one right to receive two-tenths (2/10) of an ordinary share upon the consummation of an initial business combination. Prior to the consummation of the IPO, the Sponsor purchased an aggregated of 1,725,000 Founder Shares for an aggregated price of $25,000. Simultaneously with the consummation of the IPO, Golden Star consummated the private placement to the Sponsor of an aggregate of 307,000 units at a price of $10.00 per unit for an aggregate purchase price of $3,070,000.

Prior to the consummation of the IPO on May 4, 2023, neither Golden Star, nor anyone acting on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with Golden Star.

Since the completion of the IPO, Golden Star considered numerous potential target businesses with the objective of consummating its initial business combination. Representatives of Golden Star contacted and were contacted by numerous individuals and entities who presented ideas for business combination opportunities, including numerous technology companies. Golden Star considered businesses that it believed had attractive long-term growth potential, were well-positioned within their industry and would benefit from the substantial intellectual capital, operational and investment experience, and network of Golden Star’s management team.

Golden Star reviewed and evaluated the potential targets based on the investment criteria set forth in its IPO prospectus. However, these criteria are not intended to be exhaustive, and Golden Star was looking for factors with respect to potential targets including but not limited to:

●	those which have exhibited strong growth in revenue or profit in recent fiscal periods or have healthy cash flow from operations;

●	those which may offer an attractive return for its shareholders, potential upside from growth in the target business and with an improved capital structure will be provide a favorable upside reward metric measured against any identified downside risks;

●	candidates which meet some key characteristics such as being or having the capability of being a disruptive participant within an industry;

●	candidates which are capable of generating both organic and acquisitive growth;

●	those candidates which are or can be positioned to enhance stockholder value and revenue growth as a result of increased presence across geographic borders; and

●	candidates which possess exploitable intellectual property.

Golden Star’s business strategy was to identify and complete its business combination with one or more entities that meet one or more criteria of:

●	being or having the potential to be disruptive within an industry;

●	possessing a strong growth record;

●	significant potential for further growth;

●	a leading technology position or potential for such position; or

●	a proven management team prepared for being a public company.

During this search process, Golden Star reviewed over 40 potential business combination opportunities, entered into non-disclosure agreements with six companies, and entered into non-binding and non-exclusive letters of intent with three potential target companies other than Gamehaus. These potential targets were in the vehicle, technology, and healthcare industries. Golden Star ultimately determined not to proceed with any of its other potential acquisition opportunities because, in the judgment of the Golden Star Board and management, the other potential business combination targets did not meet the valuation expectations of Golden Star or otherwise did not present as attractive or feasible a business combination opportunity as Gamehaus.

With regard to those three targets with which Golden Star did not pursue a business combination:

Company A: In May 2023, Company A, which is not affiliated with Golden Star or any affiliated business entities of Golden Star, was referred to Golden Star’s search team through a financial advisor for Company A. Company A is a new and high-tech Chinese enterprise committed to the application of AI in eye health services. In May 2023, after reviewing a business introduction and models of Company A and holding discussions with the management of Company A, Golden Star’s management team established Company A as a merger candidate based upon a preliminary due diligence review. Subsequently, Golden Star entered into a confidentiality agreement with Company A on May 31, 2023 and started to conduct due diligence on Company A from June to September 2023. Golden Star entered into a letter of intent with Company A on July 19, 2023. In September 2023, Golden Star removed Company A from the priority list of candidates because it determined that Company A’s valuation was significantly higher than its fair market price as evaluated by Golden Star’ management team.

Company B: In July 2023, Company B, which is not affiliated with Golden Star or any affiliated business entities of Golden Star, was referred to Golden Star’s search team through a financial advisor for Company B. Company B is a commercial asset management company focusing on industrial introduction, environmental construction, equity investment, and park management, and has built an industrial base of innovation and technology. In July 2023, after reviewing a business introduction and models of Company B and discussing with the management of Company B, Golden Star’s management team established Company B as a merger candidate based upon a preliminary due diligence review. Subsequently, Golden Star entered into a letter of intent with Company B on July 19, 2023. Golden Star later conducted additional due diligence on Company B through the end of July 2023, reviewing Company B’s information as it became available. In August 2023, Golden Star removed Company B from the priority list of candidates because it did not believe that Company B would attract investors in the public market.

Company C: In August 2023, Company C, which is not affiliated with Golden Star or any affiliated business entities, was referred to Golden Star’s search team through a financial advisor for Company C. Company C is a cell research company dedicated to optimizing the therapeutic potential of adult stem cells. In August 2023, after reviewing introductory information about Company C and holding meetings with its management, Golden Star’ management team established Company C as a potential merger candidate and submitted Company C’s information to Golden Star’s Board. On August 23, 2023, Golden Star entered into a letter of intent with Company C after receiving approval from Golden Star’s Board. From August to early September 2023, Golden Star conducted due diligence, including examining Company C’s financial information, share structure, and business model. Golden Star removed Company C from the priority list of candidates in early September 2023 since Golden Star concluded that Company C’s valuation was much higher than its fair market price as evaluated by Golden Star’ team.

Timeline of the Business Combination with Gamehaus

On June 6, 2023, Yongfei Yao, the founder of Newflow Capital, a consulting company located in ____________, introduced Gamehaus to Golden Star. Gamehaus is an investment and publishing platform with over 100 published games and has achieved an annual revenue of over $150 million that focuses on small and medium-sized developers. By providing comprehensive support to developers, including funding, marketing, data, and publishing services, Gamehaus helps small and medium-sized developers bring high-quality games to players around the world. Gamehaus was seeking a potential business combination partner and was interested to know if Golden Star was open to a discussion regarding a potential transaction. The possibility of a business combination with Gamehaus aligned with Golden Star’s investment thesis, as Gamehaus has industry leading technology; has achieved rapid growth and its management holds ambitions for long term growth at scale; possesses a strong, defensible market position; has an experienced management team; has built a strong technology platform; has more than eight years of operating history having been established in 2016; and was working towards building out an extraordinary strong team. A proposed non-disclosure agreement was emailed to Mr. Yao for Gamehaus to sign.

On June 7, 2023, Golden Star and Gamehaus entered into a non-disclosure agreement that allowed Golden Star to receive and evaluate detailed materials and information concerning Gamehaus.

On June 12, 2023, an introductory conference call was held between Golden Star’s management team, G-Star Management Corporation’s management team, and Gamehaus’ management team. Present on such call were Golden Star’s CFO Kenneth Lam, Golden Star’s former counsel, Becker & Poliakoff P.A. (“Becker”), G-Star Management Corporation’s director Guojian Chen, and Gamehaus’ management team. Gamehaus’ CEO Yimin Cai (Carl) introduced Golden Star’s management team to Gamehaus’ management team, business model, strategy, core capabilities, technology and R&D proposition, and other key attributes regarding its business model. G-Star Management Corporation’s director Guojian Chen participated in the discussion of the business model, industry standards and commercial terms of the business combination. As explained by Gamehaus’ management, as an enhancer and amplifier of the game industry, Gamehaus focuses on small and medium-sized developers.

On the same day, Golden Star’s CFO Kenneth Lam delivered a Due Diligence Request List to Gamehaus for further information.

During the period from June 12, 2023, to June 14, 2023, a series of emails and conference calls took place between Golden Star’s and Gamehaus’ management teams. During this time, representatives of both companies discussed commercial and capital-raising plans, the prospects for a business combination as well as the terms of certain letter of intent (“LOI”) for a business combination with Gamehaus, including the valuation range, post-transaction corporate governance, timing, organization schedule and related steps necessary to complete its due diligence.

On June 14, 2023, Golden Star submitted a draft LOI for Gamehaus to review.

On June 15, 2023, Gamehaus’ founder and director, Feng Xie, confirmed the receipt of the draft LOI and subsequently submitted a revised LOI with proposed changes regarding certain business terms including the valuation and lock up period. On the evening of June 15, 2023, Gamehaus proposed a conference call to review Gamehaus’ comments to Golden Star’s proposal. Negotiations regarding the LOI took place between Golden Star management, Golden Star’s former legal representatives at Becker, on one hand, and Gamehaus, and Gamehaus’ legal representatives at Hunter Taubman Fischer & Li LLC (hereafter as “Hunter”), on the other hand. Soon after the conference call, a revised LOI was submitted by Golden Star’s U.S. former counsel Becker.

On June 16, 2023, a revised LOI was submitted by Golden Star based on discussions between the two companies. The revised LOI increased the valuation range from $250 million to $350 million, to $350 million to $550 million.

On June 17, 2023, Gamehaus presented a revised LOI and requested Golden Star to provide a detailed breakdown of expenses and proposed caps for both parties to discuss.

On the same day, Becker addressed the comments and changes proposed by Gamehaus to the LOI.

On June 18, 2023, a revised LOI along with a detailed de-SPAC expense estimation was sent to Gamehaus.

Following delivery of the revised LOI, a series of emails and conference calls took place between Golden Star and Gamehaus and the LOI was executed on June 20, 2023.

On June 22, 2023, Gamehaus established a data room and granted Golden Star and Becker access to its data room, where Gamehaus’ summarized financial information, legal documents, material agreements, and business projections of Gamehaus were located. On the same day, Becker started the legal due diligence on Gamehaus and its business operations.

On June 26, 2023, Gamehaus submitted a proposed timeline for a business combination to Golden Star for review.

On June 29, 2023, Becker held a conference call with Gamehaus’ legal team regarding the legal due diligence, the potential deal structure, and the responsibilities and timeline for the proposed transaction.

On July 5, 2023, after conducting an initial review of the Gamehaus data room, Becker submitted a follow-up due diligence request list to Gamehaus for further information.

On July 6, 2023, Gamehaus sent a response to the follow up due diligence request list Gamehaus supplied additional information to the data room for Golden Star to review. On the same day, and after further review and consideration of the proposed deal structure and U.S. tax consequences, the parties confirmed that the double dummy structure would be acceptable.

Following the execution of LOI, Golden Star conducted additional due diligence and reviewed the materials and documents provided by Gamehaus. Golden Star and Becker also held an initial conference call with Gamehaus management on July 12, 2023, to meet Gamehaus’ management team, better understand the business model, Gamehaus’ strategy, Gamehaus’ capabilities, technology, intellectual property, and to clarify and discuss various issues identified during the due diligence. In the following days, and in response to the items discussed and potential issues identified during the conference call, and pursuant to a further request from Becker for supplementary materials, Gamehaus provided additional information and documents on July 14, 2023. Based on the materials provided, Golden Star provided a further request for some supplementary materials on July 27, 2023, mainly focusing on the material contracts and the development plan of the business. Gamehaus supplied further documentation in response to such request on August 8, 2023.

During that same period, Golden Star also had a number of internal calls among its management and board members to discuss the proposed transaction with Gamehaus. Throughout these negotiations, Golden Star management would report to its board of directors on the status of such discussions. G-Star Management Corporation’s director Guojian Chen also participated in such negotiations and discussions of the commercial terms of the Business Combination Agreement.

From July 7 to July 18, 2023, Golden Star and Gamehaus, as well as their U.S. counsels, exchanged a series of emails and conference calls, to discuss the deal structure and the drafting of the Business Combination Agreement.

On July 10, 2023, Golden Star engaged the Deheng Law Firm, a PRC-licensed law firm, (“Deheng”) to conduct legal due diligence regarding PRC law issues relating to Gamehaus and its business. Attorneys at Deheng then were granted access to Gamehaus’ data room to review documents.

On July 14, 2023, lawyers from Deheng, Chinese counsel for Golden Star, conducted an on-site due diligence review at Gamehaus’ office in Shanghai, China, which included but was not limited to (i) reviewing corporate documents, operations, financial information, business plan, and other material agreements, (ii) conducting interviews of Gamehaus’ management team, and (iii) reviewing Gamehaus’ games and internal working system to gain a better understanding of Gamehaus’ operations. Attorneys from Deheng reviewed the industrial and commercial archives of the company, certificates of the assets, credit reports, material agreements, and other related documents.

Gamehaus also provided additional materials requested by Golden Star’s team, Deheng and Becker, and addressed the questions generated from these parties in the following days. Golden Star had a series of internal discussions and also had several conference calls with Gamehaus management regarding issues identified in the due diligence and the proposed merger. G-Star Management Corporation’s director Guojian Chen also participated in such discussions and advised on certain risks related to the proposed merger. Following the due diligence review, Golden Star believed that the proposed Business Combination with Gamehaus would be a feasible transaction.

On July 19, 2023, Golden Star hired CHFT Advisory and Appraisal Ltd. (“CHFT”), an independent financial advisory firm, to provide a valuation analysis of the equity value of Gamehaus and its opinion of the fairness of the transaction to Golden Star’s shareholders for use by the board of directors of Golden Star in evaluating the proposed merger with Gamehaus. Golden Star’s board of directors decided to obtain a valuation analysis and a fairness opinion based on their determination that it was prudent and in the best interests of Golden Star and its shareholders to engage an independent valuation consultant with relevant experience to provide a professional opinion as to the equity value of Gamehaus and whether the transaction terms would be fair to all shareholders of Golden Star. For this purpose, Golden Star’s board of directors engaged CHFT to provide its independent expert view of the equity valuation of Gamehaus and the fairness of the transaction to Golden Star’s shareholders from a financial point of view.

Golden Star had conducted its own preliminary analysis and deemed the valuation proposed by Gamehaus of $500 million to be acceptable, subject to further due diligence and a fairness opinion prepared by a reputable, independent financial expert selected by Golden Star and reasonably acceptable to Gamehaus (and for which CHFT was retained).

On July 26, 2023, CHFT delivered to Gamehaus’ representatives its checklist and information request relating to the valuation of Gamehaus.

From July 19, 2023 to August 8, 2023, additional conference calls were held between Mr. Kenneth Lam and CHFT’s team, discussing the suitable comparable companies and the valuation modeling.

On July 21, 2023, Golden Star’s legal counsel provided Gamehaus and its legal counsel with a draft Business Combination Agreement for review.

On July 24, 2023, Golden Star engaged Shanghai Shuiran Enterprise Management Consulting Co., Ltd. (“Shuiran”) as an independent financial advisor, to provide a financial due diligence report to the board of directors of Golden Star in connection with the proposed merger with Gamehaus. Immediately after the engagement, Shuiran sent a due diligence list requesting certain financial information for its analysis, including the financial statements, trial balance sheet, draft audit report, income tax final settlement report, and other related materials.

On the same day, Golden Star’s CFO Kenneth Lam, along with consultants from Shuiran, conducted an on-site financial due diligence review of the materials and information provided by Gamehaus. Shuiran’s work mainly included (i) an analysis of Gamehaus and its business; (ii) a review of its financial statements and material accounts utilizing substantive analytical procedures and detailed testing, and (iii) an analysis of the material financial results of operations and assets and liabilities, such as revenue, account receivables, accounts payable, and research and development expenses of Gamehaus and its affiliated companies.

On July 28, 2023, Golden Star’s legal counsel provided drafts of certain ancillary transaction documents to Gamehaus and its legal counsel for review.

On August 4, 2023, Gamehaus’ legal counsel provided to Golden Star and its legal counsel a revised draft of the Business Combination Agreement, and revised drafts of the ancillary agreements for review and discussion. Subsequently, Golden Star, Gamehaus, and their legal teams had several conference calls, and email exchanges discussing and revising the Business Combination Agreement and the ancillary agreements.

On August 10, 2023, Deheng submitted the first draft of its due diligence report regarding Gamehaus to Golden Star for review. In its report, Deheng discussed various risks regarding Gamehaus’ operations and the legality of its overseas structure under PRC laws and regulations.

From August 13 to August 15, 2023, CHFT conducted an on-site due diligence review in connection with preparing its valuation analysis and fairness opinion.

From July 19, 2023 to August 18, 2023, additional conference calls were held between Mr. Kenneth Lam and CHFT’s team, discussing the suitable comparable companies and the valuation modeling.

On August 18, 2023, CHFT submitted a first draft of the fairness opinion to Golden Star.

On August 20, 2023, Gamehaus provided to Golden Star copies of the initial incorporation documents for Pubco, First Merger Sub, and Second Merger Sub.

On August 21, 2023, after reviewing Deheng’s due diligence report, a conference call was held between Becker and Deheng regarding various items raised in Deheng’s due diligence report, including Gamehaus’ compliance with certain PRC regulations, particularly the Trial Measures promulgated by the CSRC on February 17, 2023 which took effect on March 31, 2023.

On August 22, 2023, CHFT sent a first draft of its valuation analysis of Gamehaus’ equity value to Golden Star’s management team to review.

On August 22, 2023, Becker provided a draft of Golden Star’s disclosure schedules, together with revisions to certain of the ancillary transaction documents previously prepared by Becker responsive to comments by Gamehaus’ legal counsel.

On August 23, 2023, Gamehaus provided an updated register of the members and share ledger for Gamehaus, and a revised organizational chart showing the structure of Gamehaus and its subsidiaries.

On August 29, 2023, Gamehaus provided Golden Star with a first draft of its disclosure schedules to the BCA, and comments to Golden Star’s disclosure schedules.

During the same period, a series of conference calls were held among all the parties regarding business and legal aspects of the Merger, including issues surrounding the proposed deal structure, drafting of the BCA, SEC registration, proxy statements, Nasdaq listing and the valuation analysis and fairness opinion. Key topics included: (i) the merger structure, (ii) the post-completion capitalization table, (iii) the terms and conditions of the BCA, (iv) issues relating to expenses of the parties during the interim from execution of the BCA to closing, (v) covenants and conditions relating to the recently published Trial Measures by the CSRC and (vi) the inclusion of a minimum cash closing condition.

On August 31, 2023, Golden Star retained Conyers, Dill & Pearman LLP to advise regarding issues under Cayman law.

On September 7, 2023, another conference call was held between Becker and Deheng for further discussion regarding Gamehaus’ compliance with PRC regulations.

In the following days, the management of Golden Star had several telephone meetings with the management of Gamehaus, to discuss: (i) Gamehaus’ comments on the draft BCA and ancillary documents, (ii) outstanding business issues, (iii) Gamehaus’ draft financial statements as of June 30, 2023 and (iv) additional disclosure to be added to the Gamehaus disclosure schedules. Meanwhile, Golden Star’s former legal counsel, Becker, also had several conference calls with Hunter Taubman, Gamehaus’ legal counsel, to discuss Gamehaus’ comments on the revised draft BCA and ancillary documents. In addition, during this same time period, Golden Star reviewed and requested revisions to the BCA and several of the ancillary transaction documents to address considerations involving PRC regulatory concerns and compliance under Cayman law.

During the period from August 31, 2023, through September 8, 2023, Becker and Gamehaus’ legal counsel exchanged drafts of the various ancillary documents contemplated by the BCA, including the disclosure schedules to the BCA and the proposed charter documents of Pubco and the other Acquisition Entities.

From and after September 8, 2023, and through September 15, 2023, the parties and their advisors prepared and continuously updated a signing checklist for the execution of the BCA as well as exchanged additional drafts of the BCA and ancillary transaction documents to reflect discussions related to the final transaction terms, including the final closing conditions as set forth in the final version of the BCA executed by the parties.

On September 16, 2023, Golden Star’s board of directors approved the transaction and authorized Golden Star’s management to enter into the definitive agreement with Gamehaus and certain other parties for the purpose of consummating a business combination.

On the same day, the BCA was signed by all parties thereto. The signing of the BCA by Golden Star and Gamehaus was announced to the public on September 18, 2023.

Basis for Golden Star Board of Directors’ Recommendation — Valuation Analysis and Fairness Opinion

In addition to the foregoing factors, the board of directors of Golden Star also considered the fairness opinion and supporting analysis provided by an independent valuation consultancy, CHFT. CHFT performed various valuation and financial analyses, including guideline public company analyses and comparable transactions analyses.

CHFT was introduced to Golden Star’s management team on July 19, 2023. On July 21, 2023, Golden Star’s CFO, along with other directors, held an introductory conference call with CHFT to discuss the terms of the engagement letter proposed by CHFT. Pursuant to the Engagement Letter signed by Golden Star on July 26, 2023, Golden Star retained CHFT to provide a fairness opinion to the board of directors of Golden Star in connection with the proposed merger with Gamehaus.

According to CHFT, Gamehaus does not maintain multi-year projections in its normal course of operations. As a result of not having multi-year projections, CHFT was unable to perform, and Golden Star was unable to consider, a discounted cash flow analysis. As Golden Star advised CHFT, a forecast with respect to the future financial performance of Gamehaus reflecting the best currently available estimates and judgments of the management of Gamehaus was available only for the fiscal year ending June 30, 2024.

Summary of the Opinion of CHFT

Overview

On September 16, 2023, CHFT rendered its opinion to Golden Star to the effect that, as of such date, the aggregate consideration to be issued by Golden Star in the Business Combination was fair, from a financial point of view to Golden Star and its shareholders. For purposes of its financial analyses, CHFT assumed that the aggregate consideration per the Business Combination Agreement would have a value equal to $500,000,000 at Closing.

CHFT’s opinion was only one of many factors considered by the Golden Star Board in evaluating the Business Combination. Neither CHFT’s opinion nor its analyses were determinative of the aggregate consideration or of the views of Golden Star’s board of directors or management with respect to the Business Combination or the aggregate consideration. The type and amount of consideration payable in the Business Combination were determined through negotiations between Golden Star and Gamehaus, and the decision to enter into the Business Combination Agreement was solely that of the Golden Star board of directors.

Procedures

CHFT’s analyses relied upon, but were not necessarily limited to, the following procedures:

●	a review of the Business Combination Agreement;

●	a review of financial information for Gamehaus which was not prepared in accordance with U.S. GAAP provided by Gamehaus’ management for the calendar years ended December 31, 2021, and December 31, 2022;

●	a review of draft financial information for Gamehaus provided by Gamehaus’ management in accordance with U.S. GAAP for the fiscal years ended June 30, 2022 and June 30, 2023;

●	a review of contracts of Gamehaus with major developer partners, suppliers, and distribution channels;

●	a review of other internal documents relating to the history, current operations, and possible future financial and operating outlook of Gamehaus made available to CHFT by Gamehaus and Golden Star, including financial projections for the fiscal year ending June 30, 2024 prepared by the management of Gamehaus relating to Gamehaus;

●	discussions with various members of senior management of the Gamehaus and Golden Star, concerning historical and current operations, financial conditions, and financial projections of Gamehaus; and

●	certain valuation and comparative analyses using generally accepted valuation and analytical techniques including an analysis of comparable public companies that CHFT deemed relevant and an analysis of comparable transactions that CHFT deemed relevant.

Assumptions

CHFT relied upon and assumed, without independent verification, the accuracy and completeness of all data, materials, and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material, and other information. CHFT relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows, or prospects of Gamehaus or Golden Star since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to CHFT that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by CHFT materially incomplete or materially misleading.

CHFT further relied upon the assurance of management of the Gamehaus and Golden Star that they are unaware of any facts that would make the information provided to them incomplete or misleading in any respect. CHFT’s analyses were based, among other things, on the projections of Gamehaus furnished to them by senior management of Gamehaus and Goldens Star. In addition, CHFT assumed that the financial projections had been reasonably prepared by Gamehaus’ management and reflect management’s best currently available estimates and good faith judgment of the future competitive, operating and regulatory environment and related financial performance of Gamehaus. CHFT also relied on existing financial, economic, market, and other conditions, as well as the information available to it as of the date of its opinion.

In its review, CHFT did not obtain or receive any independent evaluation or appraisal of the assets or liabilities of, nor did it conduct a comprehensive physical inspection of, any of the assets of, Gamehaus, nor was it furnished with any such evaluations or appraisals or reports of such physical inspections, and it does not assume any responsibility to obtain any such evaluations, appraisals, or inspections.

In rendering its opinion, CHFT also assumed that: (i) the final versions of all documents reviewed by them in draft form conform in all material respects to the drafts reviewed; (ii) in all respects material to its analysis that the representations and warranties of each party contained in the Business Combination Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Business Combination Agreement and that all conditions to the consummation of the Business Combination will be satisfied without waiver thereof which would affect the amount or timing of receipt of the consideration; (iii) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Business Combination Agreement be, any default, or event of default, under any indenture, credit agreement, or other material agreement or instrument to which Golden Star or any of its subsidiaries or affiliates is a party; and (iv) all material assets and liabilities of Gamehaus were as set forth in the consolidated financial statements provided to CHFT as of the respective dates of such financial statements.

Guideline Public Company Analyses

The guideline public company method, also known as comparable company method, is a method within the market approach whereby market multiples are derived from stock prices of public companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market.

CHFT reviewed and analyzed Gamehaus’ trading valuation metrics and projected financial performance provided by Gamehaus’ management for the fiscal year ending June 30, 2024, compared to such information for certain publicly traded companies in the game publishing industry that CHFT deemed relevant for purposes of its valuation analysis. CHFT selected a group of comparable publicly-traded companies based upon its views as to the comparability of the financial and operating condition of these companies to Gamehaus. CHFT selected a group of comparable companies listed on stock exchanges to provide a reasonable reference. The selection criteria for comparable companies are that each comparable company should:

●	Primarily engage in a similar business or sector as Gamehaus. Accordingly, CHFT selected companies that engage in the development or publishing of online games with operating characteristics resembling certain elements of Gamehaus;

●	Be listed on a stock exchange in the United States or Greater China; and

●	Contain financial information that is both available and publicly disclosed. In order to calculate the implied multiples of enterprise value to 2024 estimated revenue (“EV/2024E Revenue”) and price to 2024 estimated earnings (“Price/2024E Earnings”), the market price of comparable companies should be publicly available, and applicable equity research and consensus estimates should be available with respect to the estimated 2024 revenue and estimated 2024 earnings of comparable companies.

The following companies were selected and used by CHFT for purposes of its valuation analyses:

Selected Comparable Group Companies
(1)	Playtika Holding Corp.
(2)	PLAYSTUDIOS, Inc.
(3)	Take-Two Interactive Software, Inc.
(4)	SciPlay Corp.
(5)	iDreamSky Technology Holdings Limited
(6)	XD, Inc.
(7)	YOOZOO Interactive Co., Ltd.
(8)	37 Interactive Entertainment Network Technology Group Co., Ltd.

CHFT calculated the following trading multiples for the selected comparable group companies as of June 30, 2023 based on consensus estimates derived from average data collected by research analysts, sourced from FactSet, and publicly available financial filings:

Selected Comparable Groups Trading Multiples	EV/2024E Revenue	Price/2024E Earnings
Playtika Holding Corp.	2.2x	13.3x
PLAYSTUDIOS, Inc.	1.6x	NMF(1)
Take-Two Interactive Software, Inc.	3.4x	18.8x
SciPlay Corp.	0.8x	16.0x
iDreamSky Technology Holdings Limited	1.9x	10.0x
XD, Inc.	1.4x	23.1x
YOOZOO Interactive Co., Ltd.	5.2x	36.4x
37 Interactive Entertainment Network Technology Group Co., Ltd.	3.4x	20.0x
Mean	2.5x	19.7x
Median	2.1x	18.8x

●	“NMF” refers to not meaningful figure.

In performing its guideline public company analyses:

1)	CHFT applied selected multiple ranges of 2.1x to 2.5x estimated 2024E revenue, and 18.8x to 19.7x estimated 2024E earnings to corresponding financial data for Gamehaus for purposes of valuing Gamehaus on a stand-alone public market trading basis.

2)	The selected companies analyses indicated implied total equity value reference ranges for Gamehaus of $471 million to $558 million based on estimated 2024E revenue, and $492 million to $515 million based on estimated 2024E earnings, in each case as compared to the implied total equity value for the business combination of $500 million.

3)	CHFT noted that the aggregate merger consideration was within the aforementioned valuation reference ranges based on guideline public company analyses.

Comparable Transactions Analyses

The comparable transactions method, also known as guideline transactions method, utilizes information on transactions involving assets that are the same or similar to the subject asset to arrive at an indication of value.

CHFT performed illustrative stand-alone comparable transactions analyses of Gamehaus. CHFT considered certain financial terms of certain transactions involving target companies that CHFT deemed relevant. The financial data reviewed included transaction value and implied enterprise value (“Implied EV”) as a multiple of revenue for the last twelve months (“LTM Revenue”). A group of comparable transactions were selected to provide a reasonable reference. The selection criteria for comparable transactions are that the target companies within the transactions should:

●	Primarily engage in a similar business or sector as Gamehaus. CHFT selected target companies that engage in the development or publishing of online games with operating characteristics resembling certain elements of Gamehaus’ business;

●	Have their primary location or headquarters in the United States or Greater China;

●	Have an announcement date of the transaction reasonably close to the timing of the Business Combination. The selection period of the announcement date is within three years prior to June 30, 2023; and

●	Contain sufficient financial information that is both available and publicly disclosed. In order to calculate EV/LTM Revenue, the transaction amount, percentage of shareholdings in transaction of target companies, and LTM revenue should be publicly available.

CHFT calculated the trading multiples for the selected transactions, sourced from FactSet, publicly available financial filings, and press releases. The selected transactions and corresponding financial data included the following:

Announcement Date	Target	Acquiror	Implied EV/ LTM Revenue
3/22/2023	Nightdive Studios LLC	Atari, Inc.	6.7x
8/30/2022	WildWorks, Inc.	Nazara Technologies Ltd.	0.8x
1/10/2022	Zynga, Inc.	Take-Two Interactive Software, Inc.	4.1x
2/8/2021	Glu Mobile LLC	Electronic Arts, Inc.	3.5x
9/17/2020	Heavy Iron Studios, Inc.	Keywords Studios Plc	2.5x
2/7/2022	Jiu Zun Digital Interactive Entertainment Group Holdings Ltd.	Jiu Zun Digital Interactive Entertainment Grp Hld Ltd/Pvt Grp/; Infinities Global Technology LP	2.0x
1/6/2021	Shanghai TCI Entertainment Technology Corp.	Hubei Century Network Technology Inc.	3.0x
8/7/2020	Hainan Huaduo Network Technology Co. Ltd.	Mingchen Health Co., Ltd.	1.2x
Mean			3.0x
Median			2.7x

In performing its illustrative comparable transactions analyses:

4)	CHFT applied selected multiple range of 2.7x to 3.0x LTM revenue for the fiscal year ended June 30, 2023 to corresponding financial data for Gamehaus for purposes of valuing Gamehaus on a stand-alone public market trading basis.

5)	The selected transactions analysis indicated implied total equity value reference ranges for Gamehaus of $470 million to $521 million based on audited LTM revenue for the fiscal year ended June 30, 2023, as compared to the implied total equity value for the business combination of $500 million.

(i)	CHFT noted that the aggregate merger consideration was within the previously mentioned valuation reference range based on the illustrative comparable transactions analyses.

Disclosure of Fee and Prior Relationships

As compensation for CHFT’s services in connection with the rendering of its opinion to the board of directors of Golden Star, Golden Star agreed to pay CHFT a fee of HK$360,000 (approximately $46,000). Golden Star has agreed to indemnify CHFT against certain liabilities arising out of or in connection with the services rendered and to be rendered by CHFT. CHFT will not receive any other significant payment or compensation contingent upon the successful consummation of the Business Combination.

During the two-year period prior to the date of CHFT’s opinion, no material relationship existed between CHFT or its affiliates or unaffiliated representatives and Golden Star or any of its affiliates pursuant to which compensation was received by CHFT. CHFT may seek to provide valuation and consultancy services to the Golden Star, or its respective affiliates in the future, for which CHFT would seek customary compensation. However, any such future relationship is not currently contemplated.

Conclusions

The preparation of CHFT’s opinion was a complex, analytical process involving various determinations as to the most appropriate and relevant methods of analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.

CHFT’s fairness opinion, which was reviewed by the Golden Star board of directors prior to approving the final terms of the Business Combination, indicates that based upon the investigation, analysis, and assumptions described therein, the total consideration to be paid for Gamehaus of five hundred million ($500,000,000) is fair to the shareholders of Golden Star from a financial point of view.

The full text of the written opinion of CHFT dated September 16, 2023, which sets forth assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken in connection with the opinion, are attached to this proxy statement/prospectus as Annex F. You are encouraged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the scope of the review undertaken by CHFT in rendering its opinion. CHFT’s opinion is directed to Golden Star and addresses only their opinion on the fair market value of Gamehaus as of the respective appraisal date as set forth in the opinion. The CHFT opinion is not a recommendation as to how any holder of Golden Star ordinary shares should vote with respect to the Business Combination or any other matter. The summary of the opinions of CHFT set forth above is qualified in its entirety by reference to the full text of the opinion.

Reasons for Golden Star’s Board of Directors’ Approval of the Business Combination

Golden Star was formed to complete a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more business entities. As described above, the Golden Star board of directors sought to do so by using the networks and industry experience of both the Sponsor, the Golden Star board of directors, and Golden Star’s management to identify and acquire one or more businesses.

In evaluating the transaction with Gamehaus, the Golden Star board of directors consulted with its legal counsel and accounting and other advisors. In determining that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby are in Golden Star’s best interests, the Golden Star board of directors considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination Agreement and the transactions contemplated thereby, the Golden Star board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that the Golden Star board of directors considered in reaching its determination and supporting its decision. The Golden Star board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by the Golden Star board of directors. In addition, individual directors may have given different weight to different factors. The Golden Star board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the following reasons. This explanation of Golden Star’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”

The members of the Golden Star board of directors are well qualified to evaluate the Business Combination with Gamehaus. The Golden Star board of directors and management collectively have extensive transactional experience. In particular, in addition to its review of Gamehaus’ equity value and the consideration to be paid in connection with the proposed Business Combination, the Golden Star board of directors considered the following reasons or made the following determinations, as applicable:

●	Gamehaus satisfies a number of acquisition criteria that Golden Star had established to evaluate prospective business combination targets. The Golden Star board of directors considered the business, history, prospects, credibility, and valuation of Gamehaus and its affiliates, and determined that Gamehaus satisfies a number of criteria and guidelines set forth during the IPO, including (i) unique competitive advantage in the markets and/or underexploited growth opportunities; (ii) strong management team that can create significant value; and (iii) potential to generate strong free cash flow.

●	Favorable prospects for future growth. Information from Golden Star and Gamehaus’ management regarding (i) Gamehaus’ business, prospects, financial condition, operations, technology, services, management, competitive position, and strategic business goals and objectives; (ii) general economic, industry, regulatory, and financial market conditions; and (iii) opportunities and competitive factors within Gamehaus’ industry.

●	Visionary management team with a proven track record of innovation and execution. Gamehaus is led by a management team with extensive experience in the gaming industry, encompassing research and development, gaming and publication of mobile games, and many of them are pioneers in datacenter information collection, analysis, and monetization. In addition, the Golden Star Board considered Mr. Feng Xie’s holdings of Pubco securities following the Business Combination, and his ability to sell substantially all such holdings yet still retain control over the company due to his holdings of Pubco Class B Ordinary Share having 15 votes per share compared to the one vote per share to which Class A Ordinary Shares are entitled. These aspects did not change Golden Star board of directors’ determination because (i) the Golden Star Board took notice that similar dual-class shareholding structure had been adopted by other public companies for the benefit of their founders; (ii) Mr. Xie will be subject to lock-up; (iii) upon Closing, Mr. Xie will still be subject to his fiduciary duties under the laws of the Cayman Islands and the Amended Pubco Articles (which form is included as Annex B to this proxy statement/prospectus) in exercising his decision-making powers as Chairman of Pubco; and (iv) the Golden Star Board reviewed Mr. Xie’s professional and industry experience, as well as his long tenure with Gamehaus.

●	Best Available Opportunity. The Golden Star board of directors determined, after a thorough review of other business combination opportunities reasonably available to Golden Star, that the proposed Business Combination represents the best potential business combination for Golden Star based upon the process utilized to evaluate and assess other potential acquisition targets, and the Golden Star board of directors’ belief that such processes had not presented a better alternative.

●	Continued Significant Ownership by Gamehaus. The Golden Star board of directors considered that Gamehaus’ existing equity holders would be receiving a significant amount of Pubco Ordinary Shares in the proposed Business Combination and that Gamehaus’ principal shareholders and key executives are “rolling over” their existing equity interests of Gamehaus into equity interests in Pubco. The current Gamehaus Shareholders are expected to own approximately [●]% of the outstanding Pubco Class A Ordinary Shares and 100% of the outstanding Class B Ordinary Shares, together constituting approximately [●]% of the voting power of the Pubco Ordinary Shares voting together as a single class, assuming none of Golden Star’s Public Shareholders exercise their redemption rights in connection with the Business Combination.

●	Use of Retained Proceeds. As represented by Gamehaus’ management, the proceeds to be delivered to Pubco in connection with the Business Combination (including funds that remain in Golden Star’s trust account after giving effect to payments for redemptions), are expected to remain on the balance sheet of Pubco after Closing in order to fund Gamehaus’ existing operations and support new and existing growth initiatives. The Golden Star board of directors considered these benefits to be realized as a result of the Business Combination.

●	Likelihood of Closing the Business Combination. The Golden Star Board believes that an acquisition by Golden Star has a reasonable likelihood of closing without potential issues under applicable antitrust and competition laws and without potential issues from any regulatory authorities.

The Golden Star board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including but not limited to the following:

●	Business risk. The risk that the future financial performance of Gamehaus may not meet the Golden Star board of directors’ expectations due to factors in Gamehaus’ control or out of Gamehaus’ control, such as Gamehaus’ failure to continuously innovate, to attract and retain customers, to adapt to new businesses, to obtain sufficient capital, to maintain its competitive edge in the gaming business, among others.

●	Industry risk. The risk that the gaming industry in which Gamehaus operates is significantly impacted by significant adverse regulatory developments.

●	Closing of the Business Combination May Not Occur. The risks and costs to Golden Star if the Business Combination is not completed, including the risk of diverting management focus and resources to other business combination opportunities, which could result in Golden Star being unable to effect a business combination within the timeframe set forth under Golden Star’s current charter, forcing Golden Star to liquidate the trust account.

●	Current Public Shareholders Exercising Redemption Rights. The risk that some of Golden Star’s current Public Shareholders would decide to exercise their redemption rights, thereby depleting the amount of cash available in the trust account.

●	Closing Conditions of the Business Combination. The fact that the Closing is conditioned on satisfying certain closing conditions, many of which are not within Golden Star’s control.

●	Golden Star Shareholders Not Holding a Majority Position in Pubco. The fact that Golden Star Shareholders will not hold a majority position in Pubco following the Business Combination, which will reduce the influence that Golden Star’s current shareholders have on Pubco’s management.

●	Post-Closing Corporate Governance. The fact that post-Closing, Mr. Feng Xie will control the voting power of all outstanding Pubco Class B Ordinary Shares and the voting power of approximately 84.42% of total issued and outstanding Pubco Ordinary Shares voting together as a single class assuming a No Redemption Scenario. Given Mr. Xie’s voting power over the Pubco Ordinary Shares as described in this paragraph, he will effectively be able to nominate, appoint, and remove the entirety of Pubco’s board of directors. Mr. Xie will therefore have decisive influence over matters requiring shareholder approval by ordinary resolution and significant influence over matters requiring shareholder approval by special resolution, including significant corporate transactions, such as a merger or sale of Pubco or its assets.

●	Litigation Related to the Business Combination. The risk of potential litigation challenging the Business Combination.

●	No Survival of Remedies for Breach of Representations, Warranties, or Covenants of Gamehaus. The Business Combination Agreement provides that Golden Star will not have any surviving remedies against Gamehaus or its equity holders after the Closing to recover for losses as a result of any inaccuracies or breaches of the representations, warranties or covenants of Gamehaus set forth in the Business Combination Agreement. As a result, Golden Star Shareholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of Gamehaus prior to the Closing, whether determined before or after the Closing, without any ability to recover for the amount of any damages. The Golden Star Board determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equity holders of Gamehaus will be, collectively, the majority equity holders in Pubco and therefore would bear a majority of any such losses.

●	Transaction Fees and Expenses Incurred by Golden Star. The substantial transaction fees and expenses to be incurred in connection with the Business Combination and the negative impact of such expenses on Golden Star’s cash reserves and operating results if the Business Combination is not completed.

●	Negative Impact Resulting from the Announcement of the Business Combination. The possible negative effect of the Business Combination and public announcement of the Business Combination of Golden Star’s financial performance, operating results, and share price.

●	Other Risks. Other factors that the Golden Star Board deemed relevant, including various other risks associated with the Business Combination, Golden Star’s business, and Gamehaus’ business as described under “Risk Factors.”

Summary of Financial Analysis

Certain Gamehaus Projected Financial Information

For purposes of evaluating Gamehaus’ financial condition and whether to proceed with the Business Combination, Golden Star was provided with documents from Gamehaus, including projections for the fiscal year ending June 30, 2024, copies of material contracts, and summaries of various industry analysis and trends. Additionally, the Board of Golden Star reviewed and discussed with its financial advisor its analysis in rendering the fairness opinion described in the proxy statement/prospectus. In rendering its opinion on the fairness of the transaction, Golden Star’s financial advisor, CHFT, reviewed the financial projections provided by Gamehaus.

Neither Golden Star nor Gamehaus as a matter of course makes public projections as to future sales, earnings, or other results. However, Gamehaus management prepared the prospective financial information set forth below (the “Gamehaus Management Projections”) to present to the Golden Star Board in connection with its consideration of the potential Business Combination.

Gamehaus management prepared such financial information based on their judgment and assumptions regarding the future financial performance of Gamehaus. Golden Star is including the following summary of certain Gamehaus internal, unaudited prospective financial information from Gamehaus Management Projections solely because that information was made available to Golden Star’s Board and financial advisor in connection with the evaluation of the Business Combination. The Gamehaus Management Projections are being provided for information purposes only and are not and should not be viewed as public guidance regarding the future performance of Gamehaus. The inclusion of the below information should not be regarded as an indication that Golden Star or any other recipient of this information considered — or now considers — it to be necessarily predictive of actual future results. Furthermore, the Gamehaus Management Projections do not take into account any circumstances or events occurring after the date they were prepared. You should review the financial statements of Gamehaus included in this proxy statement/prospectus, as well as the financial information in this proxy statement/prospectus and to not rely on any single financial measure.

Due to inherent uncertainties in financial projections of any kind, shareholders are strongly cautioned not to place undue reliance, if any, on the projections and not to rely on the Gamehaus Management Projections in making any decision regarding the Business Combination. There undoubtedly will be differences between actual and projected results, and the differences may be material. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased by the length of time over which these assumptions apply. The failure to achieve assumptions and projections in early periods could have a compounding effect on the projections shown for the later periods. Thus, any such failure of an assumption or projection to be reflective of actual results in an early period could have a greater effect on the projected results failing to be reflective of actual events in later periods.

While presented in this proxy statement/prospectus with numeric specificity, the Gamehaus Management Projections are forward-looking statements that are inherently subject to significant uncertainties, reflect numerous estimates and assumptions with respect to general business, economic, industry, regulatory, market and financial conditions and trends and other future events, as well as matters specific to Gamehaus’ business, all of which are difficult to predict and many of which are beyond Gamehaus’ control. The various risks and uncertainties include risks set forth in the sections entitled “Risk Factors,” “Gamehaus Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements.” As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. These Gamehaus Management Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Gamehaus believes the assumptions in the prospective financial information were reasonable at the time the financial information was prepared, given the information Gamehaus had at the time. However, important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to Gamehaus’ business, industry performance, the regulatory environment, and general business and economic conditions.

The Gamehaus Management Projections were not prepared with a view towards public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Gamehaus Management Projections were prepared solely for internal use, and capital budgeting and other management purposes, and are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments, and were not intended for third-party use, including by investors or equity or debt holders. The Gamehaus Management Projections are being provided here solely to disclose information that was provided to Golden Star in the course of its evaluation of Gamehaus. In the view of Gamehaus’ management, the prospective financial information was prepared on a reasonable basis, reflected the best available estimates and judgments at the time, and presented, to the best of management’s knowledge and belief at the time, the expected course of action and the expected future financial performance of Gamehaus. However, projections are inherently uncertain and accordingly, actual results may differ materially from the projections. Readers of this proxy statement/prospectus, including investors and shareholders, are cautioned not to place undue reliance on this information.

The Gamehaus Management Projections were requested by, and disclosed to, Golden Star for use as a component in its overall evaluation of Gamehaus. The Golden Star Board considered and relied upon such Gamehaus Management Projections in determining the valuation for Gamehaus in the Business Combination. For further details about financial analysis undertaken by the Golden Star Board and Golden Star’s management in reliance upon the Gamehaus Management Projections, see “Reasons for Golden Star’s Board of Directors’ Approval of the Business Combination.” Neither Gamehaus’ management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Gamehaus compared to the information contained in the Gamehaus Management Projections, and none of them intends to or undertakes any obligation to update or otherwise revise the Gamehaus Management Projections to reflect circumstances existing after the Gamehaus Management Projections were finalized in August 2023 or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the Gamehaus Management Projections are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. Gamehaus will not refer back to these projections in its future periodic reports filed under the Exchange Act. The financial projections are included in this proxy statement/prospectus solely for informational purposes and not to induce any Golden Star shareholders to vote in favor of any of the proposals at the Meeting.

Further, the inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that Golden Star, Gamehaus, their respective boards of directors, or their respective affiliates, advisors or other representatives considered, or now consider, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. You are cautioned that the projections solely represent Gamehaus’ best efforts in predicting future operating results and must be considered in that light. As a result, in making a decision regarding the Business Combination, please understand that the projections may be materially different than actual results. Golden Star does not intend to reference these financial projections in its future periodic reports filed with the SEC under the Exchange Act.

Neither Gamehaus’ independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, GAMEHAUS DOES NOT INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE GAMEHAUS MANAGEMENT PROJECTIONS. THE GAMEHAUS MANAGEMENT PROJECTIONS DO NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE STRONGLY CAUTIONED NOT TO PLACE UNDUE RELIANCE, IF ANY, ON THE UNAUDITED GAMEHAUS MANAGEMENT PROJECTIONS SET FORTH BELOW AND NOT TO RELY ON SUCH FINANCIAL INFORMATION IN MAKING A DECISION REGARDING THE BUSINESS COMBINATION PROPOSAL, AS SUCH FINANCIAL INFORMATION MAY BE MATERIALLY DIFFERENT THAN ACTUAL RESULTS. NONE OF GAMEHAUS, GOLDEN STAR OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY GAMEHAUS SHAREHOLDER, GOLDEN STAR SHAREHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE GAMEHAUS MANAGEMENT PROJECTIONS OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED. PUBCO DOES NOT INTEND TO REFERENCE THE GAMEHAUS MANAGEMENT PROJECTIONS IN ITS FUTURE PERIODIC REPORTS FILED UNDER THE EXCHANGE ACT.

Gamehaus management prepared the Gamehaus Management Projections in connection with its consideration of the potential Business Combination. The Gamehaus Management Projections are unaudited, based upon estimated results of Gamehaus management and do not include the impact of the accounting for the Business Combination or other impacts from the consummation of the Business Combination. The key elements of the Gamehaus Management Projections are summarized below.

In light of the foregoing factors and the uncertainties inherent in these projections, shareholders of Golden Star are strongly cautioned not to place undue reliance, if any, on these projections, and not to rely on these projections in making any decision regarding the Business Combination.

The key elements of the projections provided by Gamehaus’ management team to Golden Star are summarized in the table below with specific assumptions immediately following the table:

Projected Financial Metrics

Fiscal Year Ended June 30,
($ in thousands)	2024E
Revenue from In-app purchases	194,695
Revenue from advertisements	21,785
Total Revenue	216,480
Year-on-Year Growth %	29%
Processing fees paid third-party platforms	58,409
Royalties and profit sharing	28,142
Hosting fees and other direct expenses	849
Gross Profit	129,080
Gross Margin %	60%
Selling and marketing expenses	92,083
General, administrative, and R&D expenses	10,831
Net Profit	26,166
Net Profit Margin %	12%

The above financial metrics were included in Gamehaus’ projections that were provided to CHFT solely for purpose of rendering its fairness opinion, which opinion is materially related to the Business Combination. Further, the projections are disclosed in this proxy statement/prospectus in order to comply with Item 1015 of Regulation M-A regarding disclosure of CHFT’s analyses or substantive work. Accordingly, consistent with SEC guidance, the metrics provided to CHFT for purpose of rendering its fairness opinion are not deemed to be non-GAAP financial measures requiring reconciliation to GAAP and/or other additional disclosures.

Assumptions and Basis for the Projected Financial Metrics Table

The projections regarding Gamehaus’ future performance reflect and consider numerous material estimates and assumptions made by Gamehaus management and believed to be reasonable with respect to expected future financial performance. The assumptions, estimates, and bases considered in the Gamehaus Management Projections included, but were not limited to, the following:

●	the global economics remains stable, particularly in the European and American markets, which will likely enhance players’ willingness to pay;

●	the user engagement time in mobile games will remain consistent, unaffected by other entertainment forms;

●	the mobile device usage and internet population in global market continue to increase steadily, thereby expanding the number of potential game players;

●	the global mobile internet advertising market remains stable, with no significant fluctuations in user acquisition costs;

●	Gamehaus will be able to continue the collaboration with existing developer partners, enabling consistent game content updates and version releases;

●	Gamehaus will be able to continuously drive and improve user monetization through operational events and game optimization;

●	Gamehaus will be able to keep stable performance in mainstream user acquisition media channels, maintaining its competitive edge, and ensuring continuous user acquisition through these channels;

●	Gamehaus will be able to continuously expand into new, high-quality market channels to find new sources of users and improve the efficiency of user acquisition;

●	Gamehaus will be able to continually iterate its data systems to ensure the accuracy and efficiency of business decisions;

●	Gamehaus anticipates further technological advancements that will empower the game publishing business and enhance game performance metrics;

●	Gamehaus will be able to continuously discover new developer teams and establish collaborations with potential partners;

●	Gamehaus will be able to explore market insights to identify new and expandable game genres;

●	Gamehaus will be able to effectively screen new games and introduce a certain number of high-quality games for global game publishing;

●	Gamehaus will be able to attract or retain the experienced management team and qualified personnel or find suitable or comparable replacements on a timely basis; and

●	future legislative or regulatory changes would not have a material adverse effect on Gamehaus’ business, results of operations, and financial condition.

Our forecast for the approximately 29% year-over-year revenue growth for 2024 is based on Gamehaus’ business plan estimation model. Calculations are made based on historical data of games, as well as the game content and version planning and optimization schedule of the developers. In order to forecast each game’s future revenue, Gamehaus simulates and calculates core indicators, such as the retention rate, payment rate including Average MPCR and Average DPCR, Average RPDAU, and promotion budget.

Gamehaus categorizes its current games into four types based on their lifecycles:

●	Mature Products: Among the game products currently in operation, more than 10 are in the mature stage. This stage is characterized by a stable player base and a certain level of market share when development teams consistently update those games by introducing new features and content to sustain player interest and activity, while promotional expenditures gradually decrease to a lower, stable level during this phase. Since most of these games have long lifecycles, users of these games tend to stay in the game for a longer period and continue to make payments. Gamehaus anticipates a reduction in promotional budgets in 2024 for this category of games.

●	Products in Growth Stage: There are currently seven products in the growth stage. In 2024, Gamehaus plans to increase the promotional budget for these games to introduce new users and expects an approximately 50% increase in the number of active users. For this category of games, Gamehaus expects to increase its ARPU by 10% through the addition of commercial content and optimization of operational activities, which will lead to significant revenue growth.

●	Products in Testing Stage: Some game products are currently in the testing stage. After conducting small-scale promotional tests in 2023, Gamehaus expects to fine-tune and carry out large-scale promotions in 2024, which is expected to result in some revenue growth.

●	New Products: Gamehaus seeks to introduce new game products for business cooperation while bringing in new developers. It is expected that two to three new games will be introduced in 2024. New products are expected to contribute relatively little to revenue because of the uncertainty associated with their introduction and the need for some optimization afterward.

To calculate the revenue forecast for 2024, Gamehaus employed a simulation method to project potential revenue, considering a set of over 20 products based on the above classification. As discussed in detail above, this forecast assumes no significant changes in the overall gaming market environment, stable promotional prices, constant content updating by game developers, and the ability of mature products to maintain stable retention and payments, the ability of products in the growth and testing stages to meet the projected improvements, and Gamehaus’ ability to introduce new products effectively and move them from testing to promotion. As a result, the projected growth of approximately 29% for Gamehaus in 2024 hinges on several critical factors and contingencies, including (i) whether increasing competition or new players in the market could adversely affect Gamehaus’ market share and revenue potential; (ii) whether changes in user spending habits or economic conditions may affect their willingness to make in-game purchases, and therefore affect the payment rate and revenue; (iii) whether game developers can consistently provide engaging content updates and efficiently optimize operational activities; (iv) whether Gamehaus’ marketing campaigns, and other promotional strategies are as effective as expected; and (v) whether future legislative or regulatory changes may have a material adverse effect on Gamehaus’ business, results of operations, and financial condition.

The Gamehaus Management Projections reflect the consistent application of the accounting policies of Gamehaus and should be read in conjunction with the accounting policies included in footnotes to the accompanying historical consolidated financial statements of Gamehaus included in this prospectus. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the Gamehaus Management Projections. The inclusion of the Gamehaus Management Projections in this proxy statement/prospectus should not be regarded as an indication that Gamehaus or its representatives considered or currently consider the projections to be a reliable prediction of future events, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on these projections.

The Gamehaus Management Projections are the responsibility of Gamehaus management. Neither Gamehaus’ independent auditors, nor any other independent accountants have examined, compiled, or otherwise performed procedures with respect to the accompanying prospective financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with the prospective financial information.

Discussion of Gamehaus Management Projections

Gamehaus’ revenue is mainly generated from the sale of virtual items associated with mobile games. Gamehaus also generates a portion of revenue from advertisements within mobile games. Gamehaus primarily distributes its games to game players/users through various add distribution platforms, such as Apple App Store, Google Play, Amazon, and other mobile platforms. Through these platforms, users can download Gamehaus’ free-to-play games and purchase virtual items to enhance their game-playing experience. Players can purchase virtual items through various widely accepted payment methods offered in the games. Gamehaus’ games are distributed on various third-party platforms for which the platform providers collect proceeds from its game players and pay Gamehaus an amount after deducting platform fees.

Operating costs and expenses mainly consist of the estimated processing fees paid third-party platforms, royalties fees and profit sharing paid to the game developers, commission costs to be paid to promotion channels, selling expenses, administrative expenses, as well as research and development expenses.

Satisfaction of 80% Test

It is a requirement under the Golden Star Articles and Nasdaq rules that any business acquired by Golden Star have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account, which were subsequently waived) at the time of the execution of a definitive agreement for an initial business combination. The balance of the funds in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of the Business Combination Agreement with Gamehaus was approximately $[       ] and 80% thereof represents approximately $[       ]. In determining whether the 80% requirement was met, rather than relying on any one factor, Golden Star’s Board of Directors concluded that it was appropriate to base such valuation on all of the qualitative factors described in this section and the discussion in this proxy statement under the caption “Proposal 1” as well as quantitative factors, such as the anticipated implied equity value of the combined company being approximately $500 million with no material debt expected to be outstanding. Based on the qualitative and quantitative information used to approve the Business Combination described herein, Golden Star’s Board of Directors determined that the foregoing 80% net asset requirement was met. Golden Star’s Board of Directors believes that the financial skills and background of its members qualify it to conclude that the acquisition met the 80% net asset requirement.

Certain Engagements in Connection with the Business Combination and Related Transactions

The underwriters of Golden Star’s Initial Public Offering are entitled to a deferred fee of two and one-half percent (2.5%) of the gross proceeds of the Initial Public Offering, or $1,725,000. The deferred fee will be paid in cash upon the closing of the Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

Interests of Certain Persons in the Business Combination

In considering the recommendation of Golden Star’s board of directors to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, the Sponsor and certain of Golden Star’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other shareholders generally. Golden Star’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, in recommending to shareholders that they approve the Business Combination and in agreeing to vote their shares in favor of the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the fact that:

●	If the Business Combination with Gamehaus or another business combination is not consummated by February 4, 2025 (i.e., 21 months from the closing of the IPO assuming that all 12 monthly extensions are exercised), Golden Star will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and Golden Star’s board of directors, dissolving and liquidating. In such event, the Founder Shares held by the Sponsor, which were acquired for an aggregate purchase price of $25,000 prior to the Golden Star IPO, are expected to be worthless because the holders are not entitled to participate in any redemption or distribution of proceeds in the Trust Account with respect to such shares. On the other hand, if the Business Combination is consummated, each outstanding Golden Star Ordinary Share will be converted into one Gamehaus Ordinary Share, subject to adjustment described herein.

●	If Golden Star is unable to complete a business combination within the required time period, the Sponsor will be liable under certain circumstances described herein to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Golden Star for services rendered to or, contracted for or, for products sold to, Golden Star. If Golden Star consummates a business combination, on the other hand, Golden Star will be liable for all such claims.

●	The Sponsor acquired the Founder Shares, which will be converted into Gamehaus Ordinary Shares in connection with the Business Combination, for an aggregate purchase price of $25,000 prior to the Golden Star IPO. Based on the closing price of Golden Star Ordinary Shares on the Nasdaq Global Market of $10.68 per share on the Record Date, the value of the Founder Shares outstanding upon the Closing would be $18,432,000.

●	The Sponsor acquired the Private Units for an aggregate purchase price of $3,070,000, or $10 per unit, in a transaction occurring concurrently with the closing of the Golden Star IPO. Based on the closing price of the Public Units on the Nasdaq Global Market of $11.01 per unit on the Record Date, the value of the Private Units outstanding upon the Closing would be $3,380,070.

●	As a result of the prices at which the Sponsor acquired the Founder Shares and the Private Units, and their current value, the Sponsor could make a substantial profit after the completion of the Business Combination even if Golden Star Public Shareholders lose money on their investments as a result of a decrease in the post-combination value of their Public Shares.

●

The Sponsor and Golden Star’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Golden Star’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Golden Star fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Golden Star may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by February 4, 2025 (i.e., 21 months from the closing of the IPO assuming that all 12 monthly extensions are exercised). As of the record date, the Sponsor and Golden Star’s officers and directors and their affiliates had incurred [●] unpaid reimbursable expenses.

●	Golden Star issued Sponsor the Second Promissory Note in the principal amount of $1,000,000, as amended and restated, which will mature upon the consummation of an initial business combination, including the Business Combination. The Second Promissory Note does not bear interest and is unsecured.

●	If Golden Star is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds would be approximately $[●] reflecting the market value of Founder Shares, the market value of Private Units, the amount outstanding under the Second Promissory Note and out-of-pocket unpaid reimbursable expenses.

●	Golden Star has provisions in the Golden Star Articles waiving the corporate opportunities doctrine on an ongoing basis, which means that Golden Star’s officers and directors have not been obligated and continue to not be obligated to bring all corporate opportunities to Golden Star.

●	The Business Combination Agreement provides for the continued indemnification of Golden Star’s current directors and officers and the continuation of directors and officers liability insurance covering Golden Star’s current directors and officers.

●	Golden Star’s Sponsor, affiliates of the Sponsor, officers, and directors may make loans from time to time to Golden Star to fund certain capital requirements. Loans may be made after the date of this proxy statement/prospectus. If the Business Combination is not consummated, any outstanding loans will not be repaid and will be forgiven except to the extent there are funds available to Golden Star outside of the Trust Account.

●	Golden Star entered into an agreement, commencing May 1, 2023, through the earlier of the consummation of a business combination or its liquidation, to pay the Sponsor a monthly fee of $10,000 for office space, utilities, secretarial and administrative services.

●	Kenneth Lam, who currently serves as the Chief Financial Officer of Golden Star and is a shareholder of the Sponsor, will be a member of the board of directors of Gamehaus following the closing of the Business Combination and, therefore, in the future, for as long as he serves on the Gamehaus board, he will receive cash fees, share options or share-based awards that the board of directors of Gamehaus determines to pay to its non-executive directors.

●	Certain of Gamehaus’ directors and executive officers are expected to become directors and/or executive officers of the combined company and will enter into indemnification agreements with the combined company.

●	Gamehaus and its existing shareholders will have the ability to nominate a majority of the members of the board of directors of the combined company. For more details, see the discussion in this proxy statement/prospectus under the caption, “Comparison of Corporate Governance and Shareholder Rights.”

Except for the conflicts of interest noted above, which primarily relate to the interests of officers and directors and the Sponsor, there are no conflicts of interest between the Sponsor, Golden Star, and its officers and directors and Gamehaus.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Golden Star will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the following factors: (i) Gamehaus’ existing operations will comprise the ongoing operations of the combined company, (ii) Gamehaus’ senior management will comprise the senior management of the combined company, and (iii) the former owners and management of Gamehaus will have control of the board of directors after the Business Combination by virtue of being able to appoint a majority of the directors of the combined company.

In accordance with guidance applicable to these circumstances, the Business Combination will be treated as the equivalent of Pubco issuing shares for the net assets of Golden Star, accompanied by a recapitalization. The net assets of Golden Star will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Gamehaus.

Redemption Rights

Pursuant to the Golden Star amended and restated articles of association, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding Public Shares. As of the date of this proxy statement/prospectus, this amounts to approximately $[●] per share.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)	(a) hold Public Shares, or

(b) hold Public Shares through Units and you elect to separate your Units into the underlying public shares prior to exercising your redemption rights with respect to the public shares; and

(ii)	prior to 5:00 p.m., Eastern Time, on [●], 2024, (a) submit a written request to Vstock that Golden Star redeem your public shares for cash and (b) deliver your public shares to Vstock, physically or electronically through DTC.

Holders of outstanding Golden Star Units must separate the underlying Golden Star Ordinary Shares prior to exercising Redemption Rights with respect to the Public Shares. If the Golden Star Units are registered in a holder’s own name, the holder must deliver the certificate for its Golden Star Units to Vstock, with written instructions to separate the Golden Star Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the public shares from the Golden Star Units.

If a holder exercises its Redemption Rights, then such holder will be exchanging its Public Shares for cash and will no longer own shares of Golden Star. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to Vstock in accordance with the procedures described herein. Please see the section entitled “The Extraordinary General Meeting—Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

Regulatory Matters

The Business Combination is not subject to any federal or state regulatory requirement or approval, except for the filings with the Cayman Islands Registrar of Companies necessary to effectuate the Business Combination.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Business Combination Agreement dated September 16, 2023 (as it may be amended and / or restated from time to time, the “Business Combination Agreement”), by and among Golden Star Acquisition Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Golden Star”), G-Star Management Corporation, a British Virgin Islands company, in the capacity as the representative of Golden Star and the shareholders of Golden Star immediately prior to the Effective Time from and after the Closing (the “Purchaser Representative”), Gamehaus Holdings Inc., an exempted company with limited liability incorporated in the Cayman Islands (“Pubco”), Gamehaus 1 Inc., an exempted company with limited liability incorporated in the Cayman Islands and a wholly owned subsidiary of Pubco, Gamehaus 2 Inc., an exempted company with limited liability incorporated in the Cayman Islands and a wholly owned subsidiary of Pubco, and Gamehaus Inc., an exempted company with limited liability incorporated in the Cayman Islands (“Gamehaus”), a copy of which are attached to the accompanying proxy statement/prospectus as Annex A, and the transactions contemplated thereunder including (i) Gamehaus 1 Inc. merging with and into Gamehaus with Gamehaus being the surviving entity and (ii) Gamehaus 2 Inc. merging with and into Golden Star with Golden Star being the surviving entity, with both Gamehaus and Golden Star being wholly-owned subsidiaries of Pubco, be and each is hereby approved, ratified, confirmed and adopted (as applicable) in all respects.”

Vote Required for Approval

The approval of the Business Combination Proposal will require an ordinary resolution under Cayman Islands law and pursuant to the Golden Star Articles, being the affirmative vote of shareholders holding a majority of the Golden Star Ordinary Shares which are voted on such resolution in person or by proxy at the Extraordinary General Meeting at which a quorum is present. The Transactions will not be consummated if Golden Star has less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) as determined either immediately prior to or upon consummation of the Transactions after payment of underwriting fees and commissions.

Brokers are not entitled to vote on the Business Combination Proposal absent voting instructions from the beneficial holder. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on a particular proposal.

The approval of the Business Combination Proposal is a condition to the consummation of the Transactions. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the Golden Star Shareholders for a vote.

Recommendation of Golden Star’s Board of Directors

After careful consideration of the terms and conditions of the Business Combination Agreement, the Golden Star board of directors has determined that the Business Combination and the transactions contemplated thereby are fair to and in the best interests of Golden Star and its shareholders. In reaching its decision with respect to the Business Combination, the Golden Star board of directors reviewed various industry and financial data and the due diligence and evaluation materials provided by Gamehaus. The Golden Star board of directors also obtained a valuation analysis and fairness opinion upon which to base its assessment. GOLDEN STAR’S BOARD OF DIRECTORS RECOMMENDS THAT GOLDEN STAR’S SHAREHOLDERS VOTE FOR THE BUSINESS COMBINATION PROPOSAL. Golden Star’s directors have interests that may be different from, or in addition to your interests as a shareholder. See the section titled “The Business Combination Proposal — Interests of Certain Persons in the Acquisition” in this proxy statement/prospectus for further information.

THE MERGER PROPOSAL

As required by the Cayman Companies Act and the Golden Star amended and restated articles of association, Golden Star is asking its shareholders to approve and authorize the Second Merger and the Second Merger Plan of Merger by way of special resolution. By authorizing the Second Merger and the Second Merger Plan of Merger, Golden Star shareholders will also authorize the replacement of the existing amended and restated memorandum and articles of association of Golden Star (as the surviving company following the Second Merger) with the Second Merger Sub’s memorandum and articles of association as in effect immediately prior to the effective time of the Second Merger (the form of which is set out in Annexure 2 to the Second Merger Plan of Merger), which will take effect from the effective time of the Second Merger in accordance with the Second Merger Plan of Merger.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that: (i) the merger of Golden Star Acquisition Corporation (“Golden Star”), with and into Gamehaus 2 Inc., with Golden Star surviving the merger as a wholly-owned subsidiary of Gamehaus Holdings Inc. (the “Second Merger”), and the plan of merger and annexures thereto substantially in the form and substance of Annex D to the proxy statement (the “Second Merger Plan of Merger”) and all other transactions contemplated by the Business Combination Agreement occurring in connection with the Second Merger, be and are hereby authorized, approved, adopted and confirmed in all respects; (ii) Golden Star be and is hereby authorized to enter into the Second Merger Plan of Merger; and (iii) as of, and contingent upon, the Effective Time (as that term is defined in the Second Plan of Merger), the second amended and restated memorandum and articles of association attached to the Second Plan of Merger be adopted in substitution for, and to the exclusion of Golden Star’s existing memorandum and articles of association.”

Vote Required

The approval of the Merger Proposal will require a special resolution, being a resolution passed by a majority of at least two-thirds (2/3) of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting at which a quorum exists. Abstentions and broker non-votes will be counted towards the quorum requirement but will not have an effect on the Merger Proposal.

The adoption of the Merger Proposal is conditioned upon the adoption of the Business Combination Proposal, the Charter Proposal and the Share Issuance Proposal.

Recommendation of the Board

THE BOARD OF DIRECTORS OF GOLDEN STAR RECOMMENDS THAT GOLDEN STAR SHAREHOLDERS VOTE “FOR” THE MERGER PROPOSAL.

THE CHARTER PROPOSAL

General

In connection with the Business Combination, Golden Star is requesting Golden Star shareholders consider and vote, separate and apart from their consideration and vote upon the Business Combination Proposal, upon and to approve a Proposal to adopt Pubco’s Amended and Restated Memorandum and Articles of Association, substantially in the form attached to this proxy statement/prospectus as Annex B, to be effective upon the consummation of the Business Combination.

Approval of the Charter Proposal is a condition to the parties’ obligations to consummate the Business Combination. Accordingly, if the Charter Proposal is not approved, the Business Combination may not be consummated.

The Charter Proposal is conditioned on the approval of each of the Business Combination Proposal, the Merger Proposal, and the Share Issuance Proposal. Therefore, if the Business Combination Proposal, the Merger Proposal, or the Share Issuance Proposal is not approved, then the Charter Proposal will have no effect, even if approved by Golden Star’s shareholders. The Charter Proposal is not conditioned on the separate approval of the Organizational Documents Advisory Proposals. This separate vote is not required by Cayman Islands law and instead is being requested by Golden Star pursuant to SEC guidance.

Proposed Amended and Restated Memorandum and Articles of Association of Pubco

The following table sets forth a summary outlining important similarities and differences in the corporate governance and shareholder rights associated with each of Golden Star and Pubco according to applicable law and/or the organizational documents of Golden Star and Pubco. This summary is qualified by reference to the complete text of Pubco’s Amended and Restated Memorandum and Articles of Association, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B. All shareholders are encouraged to read each of the proposed Pubco’s Amended and Restated Memorandum and Articles of Association in their entirety for a more complete description of their terms.

Provision	Golden Star	Pubco
Structure of the board	Each director holds office for the term fixed by the shareholder ordinary resolution or fixed by the resolution of the directors appointing such director, as applicable, but such term shall not exceed two years.	Unless amended by ordinary resolution of shareholders, the Pubco Board consists of seven directors divided into three classes with initial terms of approximately one, two and three-years each. Commencing at Pubco’s first annual general meeting, and at each annual general meeting thereafter, directors appointed to replace those directors whose terms expire shall be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment.

Removal of directors	A director may be removed by ordinary resolution of shareholders or by the majority of the other directors.	A director may be removed by ordinary resolution of shareholders or by the majority of the other directors.

Vacancies on the board	Any vacancy on the board of Golden Star, may be filled by the directors. A remaining director may appoint a director even though there is not a quorum of directors.	Any vacancy on the board of Pubco may be filled by the directors of Pubco. A remaining director may appoint a director even though there is not a quorum of directors.

Provision	Golden Star	Pubco
SPAC Provisions	Golden Star’s memorandum and articles of association contain provisions relating to the operation of Golden Star as a blank check company prior to the consummation of its initial business combination, including, for example, provisions pertaining to the Trust Account of Golden Star and time limits within which it must consummate an initial business combination.

Supermajority voting provisions

A special resolution, requiring not less than a two-thirds majority of members, who (being entitled to do so) vote, is required to:

(a)

subject to certain exceptions, vary the rights attaching to a class of shares;

(b)

reduce Golden Star’s share capital in any way;

(c)

change Golden Star’s registration to a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is incorporated, registered or existing for the time being;

(d)

in a winding up, divide in specie among Golden Star shareholders the whole or any part of the assets of Pubco and, for that purpose, to value any assets and to determine how the division shall be carried out as between Golden Star shareholders or different classes of Golden Star shareholders, and/or vest the whole or any part of the assets in trustees for the benefit of Golden Star shareholders and those liable to contribute to the winding up;

(e)

change Golden Star’s name; and

(f)

amend the amended and restated memorandum and articles of association of Golden Star.

A special resolution, requiring not less than a two-thirds majority of members, who (being entitled to do so) vote, is required to:

(a)

subject to certain exceptions as set in the Amended and Restated Memorandum and Articles of Association, vary the rights attaching to a class of shares;

(b)

reduce Pubco’s share capital in any way;

(c)

change Pubco’s registration to a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is incorporated, registered or existing for the time being;

(d)

in a winding up, divide in specie among Pubco shareholders the whole or any part of the assets of Pubco and, for that purpose, to value any assets and to determine how the division shall be carried out as between Pubco shareholders or different classes of Pubco shareholders, and/or vest the whole or any part of the assets in trustees for the benefit of Pubco shareholders and those liable to contribute to the winding up;

(e)

change Pubco’s name; and

(f)

amend the Amended and Restated Memorandum and Articles of Association.

Provision	Golden Star	Pubco

Additionally, Pubco will not, without the approval of holders of a majority of the voting power of Pubco Class B Ordinary Shares voting exclusively and as a separate class:

(a)

increase the number of authorized Pubco Class B Ordinary Shares;

(b)

issue any Pubco Class B Ordinary Shares or securities convertible into or exchangeable for Pubco Class B Ordinary Shares, other than to (i) Key Executives or his or her Affiliates (each as defined in the Amended and Restated Memorandum and Articles of Association); or (ii) on a pro rata basis to all holders of Pubco Class B Ordinary Shares permitted to hold such shares under the Amended and Restated Memorandum and Articles of Association;

(c)

create, authorize, issue, or reclassify into, any preference shares in the capital of Pubco or any shares in the capital of Pubco that carry more than one vote per share;

(d)

reclassify any Pubco Class B Ordinary Shares into any other class of Shares or consolidate or combine any Pubco Class B Ordinary Shares without proportionately increasing the number of votes per Pubco Class B Ordinary Shares; or

(e)

amend, restate, waive, adopt any provision inconsistent with, or otherwise vary or alter any provision of the Amended and Restated Memorandum and Articles of Association relating to the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Pubco Class B Ordinary Shares.

Action by written consent	An ordinary resolution and a special resolution of shareholders may be passed by a unanimous resolution in writing of shareholders entitled to vote.	An ordinary resolution and a special resolution of shareholders may be passed by a unanimous resolution in writing of shareholders entitled to vote.

Calling of shareholders’ meetings	A meeting of the shareholders may be called by the majority of Golden Star’s directors, or upon the written request of the shareholders entitled to exercise ten per cent or more of the rights to vote at such general meeting.	A meeting of the shareholders may be called by the majority of Pubco’s directors, or upon the written request of the shareholders entitled to exercise ten per cent or more of the rights to vote at such general meeting.

Provision	Golden Star	Pubco
Nominations of person for election of directors	A director may be appointed by ordinary resolution of shareholders or by the directors. Any appointment may be to fill a vacancy or as an additional director.	A director may be appointed by ordinary resolution of shareholders or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Amendments to the organizational documents

Subject to the Cayman Companies Act and as provided in the Golden Star articles of association, Golden Star may, by special resolution of shareholders, amend its articles of association in whole or in part save that no amendment may be made to the memorandum or articles of association to amend:

a)

the provisions of the articles governing the Business Combination unless the holders of Public Shares are provided with the opportunity to redeem their Public Shares upon the approval of any such amendment in the manner and for the price as set out in the Golden Star articles of association; or

b)

the amendment provisions of the articles of association during the period from the date of the IPO up to and including the first to occur of (i) a business combination; or (ii) the termination of Golden Star.

Pubco may at any time and from time to time by special resolution alter or amend the Amended and Restated Memorandum and Articles of Association, in whole or in part; provided that Pubco shall not, without the approval of the holders of a majority of the voting power of Pubco Class B Ordinary Shares, voting exclusively and as a separate class, amend, restate, waive, adopt any provision inconsistent with, or otherwise vary or alter any provision of the Amended and Restated Memorandum and Articles of Association relating to the voting, conversion or other rights, powers, preferences, privileges, or restrictions of Pubco Class B Ordinary Shares.

Issuance of preferred shares	Golden Star is not authorized under its memorandum of association to issue preferred shares, and any amendment to Golden Star’s memorandum of association to authorize an issuance of preferred shares would require a special resolution of shareholders.	Subject to the limitations set out in the Amended and Restated Memorandum and Articles of Association, Pubco’s directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise to such persons, at such times and on such terms and conditions as they may decide.

Certain provisions in the Amended and Restated Memorandum and Articles of Association of Pubco may discourage unsolicited takeover proposals that Pubco’s shareholders may consider to be in their best interest and may make the removal of Pubco’s incumbent management more difficult.

For discussions on risks associated with the above anti-takeover provisions, please see “Risk Factors—Provisions in the Amended and Restated Memorandum and Articles of Association may inhibit a takeover of Pubco, which could limit the price investors might be willing to pay in the future for Pubco’s securities and could entrench management.”

Required Vote and Recommendation of the Board

The approval of the Charter Proposal will require an ordinary resolution under Cayman Islands law, being a resolution passed by a majority of the votes cast by the Golden Star shareholders as, being entitled to do so, vote in person or by proxy on the proposal at the Meeting where a quorum exists. Abstentions and broker non-votes will not have an effect on the Charter Proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the memorandum and articles of association of Gamehaus Holdings currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the amended and restated memorandum and articles of association of Gamehaus Holdings (a copy of which are attached to the notice of the meetings as Annex B).”

THE GOLDEN STAR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE GOLDEN STAR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

THE ORGANIZATIONAL DOCUMENTS ADVISORY PROPOSALS

Overview

As required by SEC guidance requiring that shareholders have the opportunity to present their views on important corporate governance provisions, Golden Star is requesting that Golden Star’s shareholders vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions in Pubco’s Amended and Restated Memorandum and Articles of Association, which are separately being presented. These separate votes are not required by Cayman Islands law and are separate and apart from the Charter Proposal. Accordingly, the shareholder votes regarding the Organizational Documents Advisory Proposals are advisory votes and are not binding on Golden Star or Golden Star’s board of directors. Likewise, the Charter Proposal will not affect the adoption of Pubco’s Amended and Restated Memorandum and Articles of Association, and such adoption will be made by resolution of Gamehaus as the existing sole member of Pubco prior to, but conditional upon, Closing. Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Advisory Proposals.

Organizational Documents Advisory Proposal 1

Golden Star’s shareholders are being asked to approve and adopt provisions to be included in Pubco’s Amended and Restated Memorandum and Articles of Association, which requires either an ordinary resolution of shareholders or the approval by the majority of the directors to remove a director. This Proposal is referred to as “Organizational Documents Advisory Proposal 1.”

Organizational Documents Advisory Proposal 2

Golden Star’s shareholders are being asked to approve provisions to be included in Pubco’s Amended and Restated Memorandum and Articles of Association providing that general meetings of shareholders for any purpose or purposes may be called at any time by the majority Pubco’s whole board and that the board shall only be required to call a meeting on the requisition of shareholders if it receives a requisition from shareholders holding shares carrying not less than 10% of the votes attributable to all issued shares of Pubco. This Proposal is referred to as “Organizational Documents Advisory Proposal 2.”

Organizational Documents Advisory Proposal 3

Golden Star’s shareholders are being asked to approve the exclusion of provisions from Pubco’s Amended and Restated Memorandum and Articles of Association relating to being a blank check company prior to the consummation of its initial business combination, including, for example, provisions pertaining to a trust account and time limits within which it must consummate an initial business combination. This Proposal is referred to as “Organizational Documents Advisory Proposal 3.”

Organizational Documents Advisory Proposal 4

Golden Star’s shareholders are being asked to approve and adopt provisions to be included in Pubco’s Amended and Restated Memorandum and Articles of Association that any vacancy on the board of Pubco shall be filled by an ordinary resolution of shareholders or the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. This Proposal is referred to as “Organizational Documents Advisory Proposal 4.”

Organizational Documents Advisory Proposal 5

Golden Star’s shareholders are being asked to approve and adopt provisions to be included in Pubco’s Amended and Restated Memorandum and Articles of Association that the authorized share capital of Pubco be $100,000, divided into (a) 900,000,000 Pubco Class A Ordinary Shares and (b) 100,000,000 Pubco Class B Ordinary Shares in each case of $0.0001 par value per Share. This Proposal is referred to as “Organizational Documents Advisory Proposal 5.”

Reasons for the Approvals of the Organizational Documents Advisory Proposals

Organizational Documents Advisory Proposal 1 (Director Removal)

Pubco’s Amended and Restated Memorandum and Articles of Association provides for a classified board of directors, such that only a specified portion of the directors is to be elected each year. Under Pubco’s Amended and Restated Memorandum and Articles of Association, directors may be removed by an ordinary resolution passed by the shareholders of Pubco or by the majority of the co-directors. Golden Star’s board of directors believes that such a standard will, in conjunction with the classified nature of the Pubco Board, make it more difficult for a potential acquiror or other person, group, or entity to gain control of the Pubco Board.

Organizational Documents Advisory Proposal 2 (Calling of Shareholder Meetings)

Golden Star’s board of directors believes that meetings of shareholders should be called by the Pubco Board and that the board shall only be required to call a meeting on the requisition of shareholders if it receives a requisition from shareholders holding shares carrying not less than 10% of the votes attributable to all issued shares of Pubco, to make it more difficult for a potential acquirer or other person, group, or entity to gain control of the Pubco Board. The Golden Star board of directors further believes that each decision of the shareholders should be made by all shareholders and only after thoughtful consideration of complete information. Information will be provided to shareholders through a proxy statement, and the period between delivery of the proxy statement and the shareholder meeting provides time for consideration of shareholder Proposals.

Organizational Documents Advisory Proposal 3 (SPAC Provisions)

Golden Star’s board of directors note that Pubco is not and will not be a blank check company. Accordingly, the Golden Star board of directors believes that the blank check provisions that were included in Golden Star’s memorandum and articles of association should not be included in Pubco’s Amended and Restated Memorandum and Articles of Association.

Organizational Documents Advisory Proposal 4 (Vacancies on the Pubco Board)

Golden Star’s board of directors believes that, other than at an annual general meeting upon the expiration of the directors’ terms, provisions that vacancies on the Pubco Board may be filled by an ordinary resolutions of shareholders or the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director could make it more difficult for a potential acquirer or other person, group, or entity to gain control of the Pubco Board.

Organizational Documents Advisory Proposal 5 (New Capitalization)

The Golden Star board of directors believes that the new authorized share capital provided in Pubco’s Amended and Restated Memorandum and Articles of Association is necessary to accommodate the shares to be issued to Golden Star’s shareholders in connection with the Business Combination, the Second Merger, Pubco’s equity incentive plan, other transactions contemplated by the Business Combination Agreement as well as any future issuance of shares necessary to raise additional capital for Pubco.

Required Vote and Recommendation of the Board

The approval of the Organizational Documents Advisory Proposals will require an ordinary resolution, being a resolution passed by a majority of the votes cast by the Golden Star shareholders as, being entitled to do so, vote in person or by proxy on the proposal at the Meeting where a quorum exists. Abstentions and broker non-votes will not have an effect on the Organizational Documents Advisory Proposals.

As discussed above, the Organizational Documents Advisory Proposals are advisory votes and therefore are not binding on Golden Star or Golden Star’s board of directors. Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Advisory Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory votes on the Organizational Documents Advisory Proposals, Golden Star intends that Pubco’s Amended and Restated Memorandum and Articles of Association will take effect upon consummation of the Business Combination (assuming approval of the Charter Proposal).

Resolution to be Voted Upon

The full text of each of the resolutions to be proposed in respect of the separate proposals within the Organizational Documents Advisory Proposal is as follows:

“RESOLVED to approve in all respects the provision under Gamehaus Holding’s Amended and Restated Memorandum and Articles of Association that directors may be removed by an ordinary resolution passed by the shareholders of Gamehaus Holdings or by the majority of the co-directors.

RESOLVED to approve in all respects the provisions under Gamehaus Holding’s Amended and Restated Memorandum and Articles of Association that meetings of shareholders be called by the Gamehaus Holdings Board and that the Board shall only be required to call a meeting on the requisition of shareholders if it receives a requisition from shareholders holding shares carrying not less than 10% of the votes attributable to all issued shares of Gamehaus Holdings, to make it more difficult for a potential acquirer or other person, group, or entity to gain control of the Gamehaus Holdings Board.

RESOLVED to approve in all respects the provisions under Gamehaus Holdings’ Amended and Restated Memorandum and Articles of Association that the blank check provisions that were included in Golden Star’s memorandum and articles of association shall not be included in Gamehaus Holding’s Amended and Restated Memorandum and Articles of Association

RESOLVED to approve in all respects the provisions under Gamehaus Holdings’ Amended and Restated Memorandum and Articles of Association that, other than at an annual general meeting upon the expiration of the directors’ terms, provisions that vacancies on the Gamehaus Holding’s Board may be filled by ordinary resolutions of shareholders or the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

RESOLVED to approve in all respects the provisions under Gamehaus Holdings’ Amended and Restated Memorandum and Articles of Association that provide that the authorized share capital of Gamehaus Holdings be $100,000, divided into (a) 900,000,000 Pubco Class A Ordinary Shares and (b) 100,000,000 Pubco Class B Ordinary Shares in each case of $0.0001 par value per Share, which change will be effected given holders of Golden Star Ordinary Shares will, effective as of the consummation of the Business Combination (and assuming such holders do not redeem their Golden Star Ordinary Shares) hold Gamehaus Holdings Class A Ordinary Shares subject to the amended and restated memorandum and articles of association of Gamehaus Holdings.

RESOLVED to approve in all respect, the effective change in voting power in respect of the Golden Star Ordinary Shares given that, following the consummation of the Business Combination, each Gamehaus Holdings Class A Ordinary Share will be entitled to one (1) vote per share compared with each Gamehaus Holdings Class B Ordinary Share being entitled to fifteen (15) votes per share, which change will be effected given holders of Golden Star Ordinary Shares will, effective as of the consummation of the Business Combination (and assuming such holders do not redeem their Golden Star Ordinary Shares) hold Gamehaus Holdings Class A Ordinary Shares.”

THE GOLDEN STAR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE GOLDEN STAR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS ADVISORY PROPOSALS.

THE EQUITY INCENTIVE PLAN PROPOSAL

We are seeking shareholder approval for the Pubco 2023 Equity Incentive Plan, which we refer to herein as the “2023 Plan,” a copy of which is included as Annex G. The 2023 Plan shall be adopted by Pubco immediately after the completion of the Business Combination. The 2023 Plan is subject to the approval by Golden Star shareholders before or within 12 months after the date the 2023 Plan is adopted by the Pubco Board. If the 2023 Plan is not approved by the Golden Star shareholders, it will not become effective and no awards will be granted thereunder.

The 2023 Plan, if approved by Golden Star shareholders, will allow Pubco to provide equity awards as part of Pubco’s compensation program, an important tool for motivating, attracting and retaining talented employees and for providing incentives that promote Pubco’s business and increased shareholder value. Non-approval of the 2023 Plan will compel Pubco to increase the cash component of employee compensation following the Closing to continue to attract and retain key employees.

Both of the boards of directors of Golden Star and Pubco have determined that long-term incentive compensation programs help align more closely the interests of management and employees with shareholders to support the creation of long-term shareholder value. Equity plans such as the 2023 Plan increase Pubco’s ability to achieve this objective and, by allowing for several different forms of long-term incentive awards, helps Pubco to recruit, reward, motive, and retain talented personnel. Both of the boards of Golden Star and Pubco believe that the approval of the 2023 Plan is essential to Pubco’s continued success, and in particular, Pubco’s ability to attract and retain outstanding and highly skilled individuals in the extremely competitive labor markets in which Pubco will compete. Such awards also are crucial to Pubco’s ability to motivate employees to achieve its goals.

Certain Key Plan Provisions

The 2023 Plan will continue until terminated by the Pubco Board; provided, however, that no such amendment, suspension, or termination shall be made without the approval of the Pubco’s shareholders to the extent such approval is required by (as defined under the 2023 Plan) or if such amendment would change any of the provisions of Section 12(a) of the 2023 Plan.

The 2023 Plan provides for the grant of options to purchase shares (including incentive stock options), share appreciation rights, restricted shares, restricted share units, and other types of awards.

A number of Pubco Class A Ordinary Shares equal to 7% of the aggregate number of Pubco Ordinary Shares issued and outstanding immediately after the Closing will be authorized for issuance pursuant to awards under the 2023 Plan.

The 2023 Plan provides for an automatic share reserve increase feature, whereby the share reserve will be increased automatically on the first day of each fiscal year beginning with the 2024 fiscal year, in an amount equal to the lesser of (i) a number equal to 6% of the aggregate number of shares of Pubco Ordinary Shares outstanding on the last day of the immediately preceding fiscal year and (ii) such number of shares as is determined by the Pubco Board or any committee authorized by the Pubco Board. The automatic share reserve feature and any provisions that are or would create a “formula” plan for purposes of the Nasdaq listing requirements will operate only until the ten-year anniversary of the earlier of the initial adoption of the 2023 Plan by the Pubco Board or the approval of the 2023 Plan by Pubco shareholders, and therefore no automatic share reserve increase will be added after the increase on the first day of Pubco’s 2032 fiscal year.

The 2023 Plan will be administered by the Pubco Board or a compensation committee of the Board or another board committee designated by the Pubco Board to administer the 2023 Plan.

Summary of the 2023 Plan

The following paragraphs provide a summary of the principal features of the 2023 Plan and its operation. However, this summary is not a complete description of all of the provisions of the 2023 Plan and is qualified in its entirety by the specific language of the 2023 Plan. A copy of the 2023 Plan is attached to this proxy statement/prospectus/information statement as Annex G.

EQUITY INCENTIVE PLAN

Purposes of the 2023 Plan

The purposes of the 2023 Plan will be to attract and retain the best available personnel for positions of substantial responsibility with Pubco or any parent or subsidiary of Pubco; to provide additional incentives to eligible employees, directors, and consultants; and to promote the success of the Pubco business. These incentives will be provided through the grant of share options, share appreciation rights, restricted shares, restricted share units, and other types of awards as the administrator of the 2023 Plan may determine.

Summary of the 2023 Plan

Types of Awards. The 2023 Plan permits the awards of options, share appreciation rights, dividend equivalent right, restricted shares and restricted share units, and other rights or benefits under the 2023 Plan.

Authorized Shares. The 2023 Plan provides for the issuance of up to seven percent (7%) of the aggregate number of Ordinary Shares issued and outstanding immediately after the Closing, subject to adjustment upon changes in capitalization of Pubco and automatic increase. Any Ordinary Shares covered by an award (or portion of an award) which is forfeited, is canceled, or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Ordinary Shares which may be issued under the 2023 Plan. Ordinary Shares that actually have been issued under the 2023 Plan pursuant to an award shall not be returned to the 2023 Plan and shall not become available for future issuance under the 2023 Plan, except that if unvested Ordinary Shares are forfeited or repurchased by Pubco, such Ordinary Shares shall become available for future grant under the 2023 Plan. To the extent not prohibited by the applicable law and the listing requirements of the applicable stock exchange or national market system on which the Ordinary Shares are traded, any Ordinary Shares covered by an award which are surrendered (i) in payment of the award exercise or purchase price or (ii) in satisfaction of tax withholding obligations incident to the exercise of an award shall be deemed not to have been issued for purposes of determining the maximum number of Ordinary Shares which may be issued pursuant to all awards under the 2023 Plan, unless otherwise determined by the administrator. During the term of the 2023 Plan, Pubco will at all times reserve and keep available a sufficient number of Ordinary Shares available for issue to satisfy the requirements of the 2023 Plan.

Plan Administration. The 2023 Plan shall be administrated by the administrator of the 2023 Plan, which shall be the Pubco Board or a compensation committee of the Board or another board committee designated by the Pubco Board to administer the 2023 Plan in accordance with applicable stock exchange rules.

Eligibility. Pubco may grant awards to its employees, directors, and consultants. An employee, director, or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards.

Designation of Award. Each award under the 2023 Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by Pubco and the grantee, including any amendments thereto.

Conditions of Award. Pubco’s board of directors or any entity appointed by its board of directors to administer the 2023 Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, and form of payment upon settlement of the award.

Terms of Award. The term of each award is stated in the award agreement between Pubco and the grantee of such award.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2023 Plan, awards shall be transferable by the grantee: (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee, only to the extent and in the manner approved by the administrator of the 2023 Plan. Notwithstanding the foregoing, the grantee may designate a beneficiary or beneficiaries of the grantee’s award in the event of the death of the grantee on a beneficiary designation form provided by the administrator of the 2023 Plan.

Exercise of Award. Any award granted under the 2023 Plan is exercisable at such times and under such conditions as determined by the administrator under the terms of the 2023 Plan and specified in the award agreement. An award is deemed to be exercised when exercise notice has been given to the company in accordance with the terms of the award by the person entitled to exercise the award and full payment for the shares with respect to which the award is exercised.

Amendment, Suspension or Termination of the 2023 Plan. The Pubco Board may amend, alter, suspend, discontinue, or terminate the 2023 Plan, and the administrator of the Plan may amend, alter, adjust, suspend, discontinue, or terminate any award agreement hereunder or any portion hereof or thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation, or termination shall be made without (i) shareholder approval with such legally mandated threshold for a resolution of the shareholders if such approval is necessary to comply with Applicable Laws (as defined under the 2023 Plan) or if such amendment would change any of the provisions of Section 12(a) of the 2023 Plan, and (ii) with respect to any award agreement, determination by the administrator of the 2023 Plan in good faith, if such action would materially and adversely affect any rights of such grantee under any award already granted.

Interests of Golden Star’s Directors and Officers in the Equity Incentive Plan Proposal

When you consider the recommendation of the Golden Star Board in favor of approval of the 2023 Plan, you should keep in mind that certain of Golden Star’s board of directors and officers have interests in the 2023 Plan that are different from, or in addition to, your interests as a shareholder or warrant holder, including, among other things, the existence of financial and personal interests. See the section entitled “The Business Combination—Interests of Golden Star’s Directors and Officers in the Business Combination” for a further discussion.

Vote Required for Approval

The Equity Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal, the Merger Proposal, and the Share Issuance Proposal at the extraordinary general meeting.

The Equity Incentive Plan Proposal will require an ordinary resolution under Cayman Islands law, being a resolution passed by a majority of the votes cast by the Golden Star shareholders as, being entitled to do so, vote in person or by proxy on the proposal at the Meeting where a quorum exists. Failure to vote by proxy or to vote in person online at the extraordinary general meeting or an abstention from voting will have no effect on the outcome of the vote on the Equity Incentive Plan Proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Gamehaus Holdings Incentive Plan is hereby authorized and approved, to be effective immediately upon the consummation of the Business Combination.”

Recommendation of Golden Star’s Board of Directors

GOLDEN STAR’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

THE SHARE ISSUANCE PROPOSAL

At the Meeting, Golden Star may ask its shareholders to vote upon and approve, for purposes of complying with applicable Nasdaq listing rules, the issuance of approximately [●] newly issued ordinary shares in the Business Combination.

Nasdaq Listing Rule 5635(a) requires shareholder approval where, among other things, the issuance of securities in a transaction exceeds 20% of the number of ordinary shares of Golden Star or the voting power outstanding before the transaction. Golden Star currently has 7,335,393 ordinary shares issued and outstanding.

Reasons for the Approval for Purposes of Nasdaq Listing Rule 5635

Golden Star is seeking shareholder approval in order to comply with Nasdaq Listing Rule 5635(a), (b), and (d).

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in connection with the acquisition of another company if such securities are not issued in a public offering for cash and: (i) the common stock has or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such common stock (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or securities.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a “change of control” of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance, or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

As described above, Pubco will issue ordinary shares in connection with the Business Combination, including approximately [●] newly issued ordinary shares in the Business Combination.

Effect of the Proposal on Current Shareholders

In the event that this Proposal is approved by Golden Star shareholders, and the Business Combination is consummated, then the resulting potential issuance of all of the ordinary shares approved pursuant to this Proposal assuming, among other things, that no Public Shareholders exercise redemption rights with respect to their Public Shares upon completion of the Business Combination, Public Shareholders, the Sponsor and other Initial Shareholders, and the Sellers, will own approximately [●]%, [●]%, and [●]%, of the outstanding shares of Pubco, respectively, such percentages calculated assuming that the Sellers receive approximately [●] Class A Ordinary Shares of Pubco, derived from the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements (after rounding adjustment).

In the event that this Proposal is approved by Golden Star shareholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of ordinary shares pursuant to the Business Combination Agreement, Pubco will not issue such shares.

Required Vote and Recommendation of the Board

The approval of the Share Issuance Proposal will require an ordinary resolution under Cayman Islands law, being a resolution passed by a majority of the votes cast by the Golden Star shareholders as, being entitled to do so, vote in person or by proxy on the proposal at the Meeting where a quorum exists. Abstentions and broker non-votes will not have an effect on the Share Issuance Proposal. The Share Issuance Proposal will not be submitted if the Business Combination Proposal or the Charter Proposal is not approved and will also not be submitted unless required under Nasdaq rules.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the issuance of up to [●] ordinary shares in connection with the Business Combination be approved and adopted in all respects.”

THE GOLDEN STAR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GOLDEN STAR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE SHARE ISSUANCE PROPOSAL.

THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows Golden Star’s board of directors to submit a proposal to direct the chairman of the Meeting to adjourn the Meeting to a later date or dates, if Golden Star deems it necessary or appropriate, including, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve the Business Combination Proposal, the Merger Proposal, the Charter Proposal, or the Organizational Documents Advisory Proposals. In no event will Golden Star solicit proxies to adjourn the Meeting or consummate the Business Combination beyond the date by which it may properly do so under its memorandum and articles of association and Cayman Islands law. The purpose of the Adjournment Proposal is to provide additional time, if necessary, for the Golden Star Initial Shareholders, Gamehaus, and the Sellers to make purchases of Public Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the Business Combination Proposal and to meet the requirements that are necessary to consummate the Business Combination. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal—Interests of Golden Star’s Directors and Officers in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If an adjournment proposal is presented to the Meeting and is not approved by the shareholders, the chairman of the Meeting will still have the power, under Golden Star’s amended and restated memorandum and articles of association, to adjourn the Meeting (with the consent of the shareholders constituting a quorum, or if so directed by the Meeting).

Required Vote and Recommendation of the Board

The approval of the Adjournment Proposal will require an ordinary resolution, being a resolution passed by a majority of the votes cast by the Golden Star shareholders as, being entitled to do so, vote in person or by proxy on the proposal at the Meeting where a quorum exists. Abstentions and broker non-votes will not have an effect on the Adjournment Proposal. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that there are insufficient proxies received at the time of the Meeting to authorize and approve the other Proposals at the Meeting, the chairman of the Meeting be instructed to adjourn the Meeting in order to allow Golden Star to solicit additional proxies in favor of the approval of the other Proposals.”

THE GOLDEN STAR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GOLDEN STAR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined balance sheet as of December 31, 2023 gives pro forma effect to the Transactions as if they had been consummated as of that date. The unaudited pro forma combined statements of operations for the fiscal years ended December 31, 2023 give pro forma effect to the Transactions as if they had occurred as of the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet is presented as of December 31, 2023 and the unaudited pro forma combined statements of operations are presented for the fiscal years ended December 31, 2023.

This information should be read together with Gamehaus’ and Golden Star’s audited financial statements and related notes, “Gamehaus Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Golden Star Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement/prospectus, and in the case of Golden Star, its Yearly Report on Form 10-K for the fiscal year ended December 31, 2023 (“2023 Form 10-K”) with respect to the financial statements included therein and used in these unaudited pro forma condensed combined financial information.

The unaudited pro forma combined balance sheet as of December 31, 2023 has been prepared using the following:

●	Gamehaus’ unaudited historical consolidated balance sheet as of December 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus; and

●	Golden Star’s audited historical balance sheet as of December 31, 2023 and the related notes as included in this proxy statement/prospectus.

The unaudited pro forma combined statement of operations for the fiscal years ended December 31, 2023 has been prepared using the following:

●	Gamehaus’ audited historical consolidated statement of operations for the fiscal years ended June 30, 2023, unaudited statements of operations for the six months ended December 31, 2023 and 2022, and the related notes included elsewhere in this proxy statement/prospectus; and

●	Golden Star’s audited historical statement of operation for the fiscal years ended December 31, 2023, and the related notes included in this proxy statement/prospectus.

Description of the Transactions

On September 16, 2023, Golden Star entered into the Business Combination Agreement with the Purchaser Representative, Pubco, the First Merger Sub, the Second Merger Sub, and Gamehaus. Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the Closing, (i) the First Merger Sub will merge with and into Gamehaus, with Gamehaus surviving the First Merger as a wholly owned subsidiary of Pubco and the outstanding shares of Gamehaus being converted into the right to receive shares of Pubco; and (ii) the Second Merger Sub will merge with and into Golden Star, with Golden Star surviving the Second Merger as a wholly owned subsidiary of Pubco and the outstanding securities of Golden Star being converted into the right to receive substantially equivalent securities of Pubco.

As a result of the Mergers, (i) each of the ordinary shares of Gamehaus that are issued and outstanding immediately prior to the First Merger Effective Time, except for the Gamehaus Specially Designated Ordinary Shares, will be cancelled and converted into the right to receive such number of Pubco Class A Ordinary Shares equal to the Exchange Ratio in accordance with the Business Combination Agreement; (ii) each Gamehaus Specially Designated Ordinary Share that is issued and outstanding immediately prior to the First Merger Effective Time will be cancelled and converted into the right to receive the number of Pubco Class B Ordinary Shares equal to the Exchange Ratio; (iii) each preferred share of Gamehaus that is issued and outstanding immediately prior to the First Merger Effective Time will be first converted into such number of ordinary shares of Gamehaus pursuant to the terms and conditions of the memorandum and articles of association of Gamehaus, as amended, and immediately thereafter such resulting ordinary shares will be converted into the right to receive such number of Pubco Class A Ordinary Shares based on the Exchange Ratio; (iv) each ordinary share of Golden Star that is issued and outstanding immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive one Pubco Class A Ordinary Share; and (v) each issued and outstanding Golden Star right shall be automatically converted into two-tenths of one Pubco Class A Ordinary Share. The implied total equity value for the combined entity following consummation of the business combination is $500 million.

Accounting for the Transactions

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Golden Star will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of Gamehaus expecting to have a majority of the voting power of the post-combination company, Gamehaus Senior Management comprising substantially all of the Senior Management of the post-combination company, the relative size of Gamehaus compared to Golden Star, and Gamehaus operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Pubco issuing stock for the net assets of Golden Star, accompanied by a recapitalization. The net assets of Golden Star will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Gamehaus.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. Gamehaus and Golden Star have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

There is no historical activity with respect to Pubco, First Merger Sub, and Second Merger Sub, and accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

The unaudited pro forma combined financial information has been prepared assuming various alternative levels of redemption into cash of Golden Star ordinary shares:

●	Scenario 1 — Assuming Minimum Redemptions into Cash: no other Golden Star shareholders exercise their redemption rights, all Golden Star shares previously subject to redemption for cash would be transferred to permanent equity, except for 1,596,607 shares redeemed by a number of shareholders of Golden Star in an aggregate principal amount of $16.7 million subsequent to December 31, 2023;

●	Scenario 2 — Assuming 50% Redemption into Cash: an interim number of Golden Star shares are redeemed for cash by Golden Star shareholders. Approximately $44.6 million would be paid out in cash, which represents 1,596,607 shares redeemed by a number of shareholders of Golden Star in an aggregate principal amount of $16.7 million subsequent to December 31, 2023 and 2,651,697 shares redeemed in assumption, and

●	Scenario 3 — Assuming 100% Redemption into Cash: the maximum number of Golden Star shares are redeemed for cash by Golden Star shareholders. Approximately $72.5 million would be paid out in cash, which represents 6,900,000 of the maximum shares redeemed by shareholders of Golden Star in assumption, among which 1,596,607 Golden Star shares has been redeemed subsequent to December 31, 2023.

The following table provides a pro forma summary of the Pubco Ordinary Shares that would be outstanding under each of the redemption scenarios if the Business Combination had occurred on December 31, 2023.

	Assuming Minimum Redemptions		Assuming 50% Redemptions		Assuming 100% Redemptions
	Share	%	Share	%	Share	%
Golden Star’s Public Shares*	5,303,393	9.0%	2,651,697	4.7%	-	0.0%
Golden Star’s Founder Shares	1,725,000	2.9%	1,725,000	3.1%	1,725,000	3.2%
Private Shares	307,000	0.5%	307,000	0.5%	307,000	0.6%
Golden Star shares which shareholders will be entitled to upon conversion of the Public and Private Rights underlying Units issued	1,441,400	2.5%	1,441,400	2.6%	1,441,400	2.7%
Gamehaus Shares	50,000,000	85.1%	50,000,000	89.1%	50,000,000	93.5%
Pro Forma Ordinary Shares	58,776,793	100.0%	56,125,097	100.0%	53,473,400	100.0%

*	Subsequent to December 31, 2023, 1,596,607 Golden Star’s shares were redeemed. The remaining public shares of Golden Star was 5,303,393 shares.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2023

			Scenario 1			Scenario 2			Scenario 3
			Assuming Minimum Redemptions into Cash			Assuming 50% Redemptions into Cash			Assuming 100% Redemptions into Cash
	GAMEHAUS (A)	GODN (B)	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
ASSETS
Current assets
Cash and cash equivalents	$13,554,962	$-	$72,499,823	(1)	$65,823,336	$72,499,823	(1)	$37,928,177	$72,499,823	(1)	$10,032,488
	-	-	(2,728,102	)(2)	-	(2,728,102	)(2)	-	(2,728,102	)(2)	-
	-	-	(786,872	)(3)	-	(786,872	)(3)	-	(786,872	)(3)	-
	-	-	(16,716,475	)(4)	-	(44,611,634	)(4)	-	(72,507,323	)(4)	-
Restricted cash	3,625	-	-		3,625	-		3,625	-		3,625
Advance to suppliers	10,240,078	-	-		10,240,078	-		10,240,078	-		10,240,078
Accounts receivable	13,493,095	-	-		13,493,095	-		13,493,095	-		13,493,095
Prepaid expenses and other current assets	2,233,166	46,875	-		2,280,041	-		2,280,041	-		2,280,041
Total Current Assets	39,524,926	46,875	52,268,374		91,840,175	24,373,215		63,945,016	(3,522,474)		36,049,327

Plant and equipment, net	195,417	-	-		195,417	-		195,417	-		195,417
Intangible assets, net	5,796,294	-	-		5,796,294	-		5,796,294	-		5,796,294
Right-of-use assets	192,973	-	-		192,973	-		192,973	-		192,973
Deferred offering cost	1,110,952	-	(1,110,952	)(3)	-	(1,110,952	)(3)	-	(1,110,952	)(3)	-
Equity investments	2,042,795	-	-		2,042,795	-		2,042,795	-		2,042,795
Marketable Securities held in Trust Account	-	72,039,823	(72,499,823	)(1)	-	(72,499,823	)(1)	-	(72,499,823	)(1)	-
			460,000	(6)		460,000	(6)		460,000	(6)
Total Non-current Assets	9,338,431	72,039,823	(73,150,775)		8,227,479	(73,150,775)		8,227,479	(73,150,775)		8,227,479
Total Assets	48,863,357	72,086,698	(20,882,401)		100,067,654	(48,777,560)		72,172,495	(76,673,249)		44,276,806

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	13,833,157	-	-		13,833,157	-		13,833,157	-		13,833,157
Accrued expenses and other current liabilities	1,380,709	214,281	(214,281	)(2)	1,380,709	(214,281	)(2)	1,380,709	(214,281	)(2)	1,380,709
Operating lease liabilities	189,776	-	-		189,776	-		189,776	-		189,776
Taxes payable	120,122	-	-		120,122	-		120,122	-		120,122
Contract liabilities	3,317,961	-	-		3,317,961	-		3,317,961	-		3,317,961
Due to related parties	-	328,821	(328,821	)(2)	-	(328,821	)(2)	-	(328,821	)(2)	-
Promissory note – related party	-	-	(460,000	)(2)	-	(460,000	)(2)	-	(460,000	)(2)	-
	-	-	460,000	(6)	-	460,000	(6)	-	460,000	(6)	-
Total Current Liabilities	18,841,725	543,102	(543,102)		18,841,725	(543,102)		18,841,725	(543,102)		18,841,725

Deferred underwriting commissions	-	1,725,000	(1,725,000	)(2)	-	(1,725,000	)(2)	-	(1,725,000	)(2)	-
Total Liabilities	18,841,725	2,268,102	(2,268,102)		18,841,725	(2,268,102)		18,841,725	(2,268,102)		18,841,725

Ordinary shares subject to possible redemption, 6,900,000 shares at redemption value of $10.44 per share, including interest and dividends earned in Trust Account		72,047,323	(72,507,323	)(4)	-	(72,507,323	)(4)	-	(72,507,323	)(4)	-
			460,000	(6)		460,000	(6)		460,000	(6)
Shareholders’ Equity
Ordinary shares, $0.0001 par value, 425,262,873 shares authorized, 75,409,060 shares issued and outstanding as of December 31, 2023.	7,541	2,032	(9,573	)(5)	-	(9,573	)(5)	-	(9,573	)(5)	-
Ordinary shares, class A	-	-	3,787	(5)	4,318	3,787	(5)	4,053	3,787	(5)	3,787
	-	-	531	(4)	-	266	(4)	-	-		-
Ordinary shares, class B	-	-	1,560	(5)	1,560	1,560	(5)	1,560	1,560	(5)	1,560
Preferred shares, $0.0001 par value, 74,737,127 shares authorized, 74,737,127 shares issued and outstanding as of December 31, 2023.	7,474	-	(7,474	)(5)	-	(7,474	)(5)	-	(7,474	)(5)	-
Additional paid-in capital	16,193,191	-	55,790,317	(4)	67,866,625	27,895,423	(4)	39,971,731	-		12,076,308
	-	-	(1,345,921	)(3)	-	(1,345,921	)(3)	-	(1,345,921	)(3)	-
	-	-	(2,770,962	)(5)	-	(2,770,962	)(5)	-	(2,770,962	)(5)	-
Retained earnings/ Accumulated deficit	14,837,043	(2,230,759)	(551,903	)(3)	14,377,043	(551,903)		14,377,043	(551,903	)(3)	14,377,043
			(460,000	)(6)		(460,000	)(6)		(460,000	)(6)
	-	-	2,782,662	(5)	-	2,782,662	(5)	-	2,782,662	(5)	-
Accumulated other comprehensive loss	(1,059,938)	-	-		(1,059,938)	-		(1,059,938)	-		(1,059,938)
Total Equity	29,985,311	(2,228,727)	53,433,024		81,189,608	25,537,865		53,524,449	(2,357,824)		25,398,760
Non-controlling interest	36,321	-	-		36,321	-		36,321	-		36,321
Total Shareholder’s Equity	30,021,632	(2,228,727)	53,433,024		81,225,929	25,537,865		53,330,770	(2,357,824)		25,435,081
Total liabilities and shareholder’s equity	$48,863,357	$72,086,698	$(20,882,401)		$100,067,654	$(48,777,560)		$72,172,495	$(76,673,249)		$44,276,806

(A)	Derived from the unaudited condensed consolidated balance sheet of Gamehaus as of December 31, 2023.
(B)	Derived from the audited balance sheet of Golden Star as of December 31, 2023.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

			Scenario 1		Scenario 2		Scenario 3
			Assuming Minimum Redemptions into Cash		Assuming 50% Redemptions into Cash		Assuming 100% Redemptions into Cash
	Gamehaus (A)	Golden Star (B)	Pro Forma Adjustments	Pro Forma Income Statement	Pro Forma Adjustments	Pro Forma Income Statement	Pro Forma Adjustments	Pro Forma Income Statement
REVENUE	$167,516,890	$-	$-	$167,516,890	$-	$167,516,890	$-	$167,516,890
OPERATING COST AND EXPENSES
Cost of revenue	74,640,032	-	-	74,640,032	-	74,640,032	-	74,640,032
Research and development expenses	5,278,137	-	-	5,278,137	-	5,278,137	-	5,278,137
Selling and marketing expenses	77,564,565	-	-	77,564,565	-	77,564,565	-	77,564,565
General and administrative expenses	3,541,351	857,737	551,903 (1)	4,950,991	551,903 (1)	4,950,991	551,903 (1)	4,950,991
INCOME (LOSS) FROM OPERATIONS	6,492,805	(857,737)	(551,903)	5,083,165	(551,903)	5,083,165	(551,903)	5,083,165

OTHER INCOME:
Share of net loss from equity investees	51,972	-	-	51,972	-	51,972	-	51,972
Interest income	212,891	2,357,323	(2,357,323)	212,891	(2,357,323)	212,891	(2,357,323)	212,891
Other income, net	141,067	-	-	141,067	-	141,067	-	141,067
Total other income, net	405,930	2,357,323	(2,357,323)	405,930	(2,357,323)	405,930	(2,357,323)	405,930

INCOME BEFORE INCOME TAXES	6,898,735	1,499,586	(2,909,226)	5,489,095	(2,909,226)	5,489,095	(2,909,226)	5,489,095
INCOME TAXES EXPENSES	123,957	-	-	123,957	-	123,957	-	123,957
NET INCOME	6,774,778	1,499,586	(2,909,226)	5,365,138	(2,909,226)	5,365,138	(2,909,226)	5,365,138
Less: net income attributable to non-controlling interest	$304,348	-	-	304,348	-	304,348	-	304,348
NET INCOME ATTRIBUTABLE TO THE COMPANY	$6,470,430	$1,499,586	$(2,909,226)	$5,060,790	$(2,909,226)	$5,060,790	$(2,909,226)	$5,060,790

BASIC AND DILUTED EARNINGS PER SHARE:
Basic and diluted net income per share for redeemable ordinary shares	-	$1.48	-	-	-	-	-	-
Weighted average shares outstanding of redeemable ordinary shares	-	4,555,890	-	-	-	-	-	-
Basic and diluted net income (loss) per share for non-redeemable ordinary shares and preferred shares	$0.04	$(2.72)		$0.09		$0.09		$0.09
Weighted average shares outstanding of non-redeemable ordinary shares and preferred shares- basic and diluted	150,146,187	1,927,704		58,776,793		56,125,097		53,473,400

(A)	Derived from the historical statement of operations of Gamehaus for the 12 months ended December 31, 2023, which are derived from the audited statement of operations of Gamehaus for the year ended June 30, 2023 and the unaudited historical statements of operations of Gamehaus for the six months ended December 31, 2023 and 2022.
(B)	Derived from the audited historical statement of operations of Golden Star for the 12 months ended December 31, 2023.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basic of Presentation

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP, whereby Golden Star is treated as the acquired company and Gamehaus is treated as the acquirer. Accordingly, for accounting purposes, the Business Combination is expected to be treated as the equivalent of Pubco issuing stock for the net assets of Golden Star, accompanied by a recapitalization. The net assets of Golden Star will be stated at historical cost, with no goodwill or other intangible assets recorded. Subsequently, results of operations presented for the period prior to the Business Combination will be those of Gamehaus.

The unaudited pro forma condensed combined balance sheet as of December 31, 2023 gives pro forma effect to the Business Combination as if it had been consummated on December 31, 2023. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2023 give pro forma effect to the Business Combination as if it had been consummated on January 1, 2023.

The unaudited pro forma condensed combined balance sheet as of December 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus has been prepared using, and should be read in conjunction with, the following:

●	Gamehaus’ unaudited consolidated balance sheet as of December 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus; and

●	Golden Star’s audited condensed balance sheet as of December 31, 2023 and the related notes included in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2023 has been prepared using, and should be read in conjunction with, the following:

●	Gamehaus’ audited consolidated statement of operations for the fiscal year ended June 30, 2023, unaudited statement of operations for the six months ended December 31, 2023 and 2022, and the related notes included elsewhere in this proxy statement/prospectus; and

●	Golden Star’s audited statement of operations for the fiscal year ended December 31, 2023 and the related notes included in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the completion of the Business Combination are based on currently available information and assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the current time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Gamehaus and Golden Star.

2.	Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of Gamehaus’ and Golden Star’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined consolidated statement of operations are based upon the number of Golden Star’s shares outstanding, assuming the Initial Public Offering of Golden Star and Business Combination occurred on January 1, 2023.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2023 are as follows:

(1)	Reflects the release of cash from cash and Marketable Securities held in the Trust Account.

(2)	Reflects the payments of Golden Star’s deferred underwriting commission, promissory notes to Golden Star’s sponsor, and accrued expenses and other current liabilities.

(3)	Represents preliminary estimated transaction costs expected to be incurred and paid by Golden Star and Gamehaus of approximately $0.6 million and $0.2 million, respectively, for legal, audit, financial advisory, and other professional fees. As of December 31, 2023, amounts already paid by Golden Star and Gamehaus were approximately $0.3 million and $1.0 million, respectively.

(4)	Scenario 1 assumes that no other Golden Star’s Public Shareholders exercise their redemption rights and that all Golden Star shares are transferred to shareholders’ equity, except for 1,596,607 shares redeemed by a number of shareholders of Golden Star in an aggregate principal amount of $16.7 million subsequent to December 31, 2023.

Scenario 2 assumes that 50% of Golden Star’s remaining Public Shareholders exercise their redemption rights and $44.6 million would be paid out in cash for the redemption, which represents 1,596,607 shares redeemed by a number of shareholders of Golden Star in an aggregate principal amount of $16.7 million subsequent to December 31, 2023 and 2,651,697 shares redeemed in assumption.

Scenario 3 assumes that 100% of Golden Star’s Public Shareholders exercise their redemption rights with respect to the 6,900,000 Public Shares currently outstanding, and that $72.5 million is paid out in cash for the redemption, among which 1,596,607 shares redeemed by a number of shareholders of Golden Star in an aggregate principal amount of $16.7 million subsequent to December 31, 2023.

(5)	Reflects (a) recapitalization of Gamehaus through issuance of Golden Star shares and elimination of Golden Star’s historical accumulated earnings; and (b) the contribution of all the share capital in Gamehaus to Golden Star.

In Scenario 1, which assumes that no Golden Star’s Public Shareholders exercise their redemption rights, except for 1,596,607 shares redeemed by a number of shareholders of Golden Star in an aggregate principal amount of $16.7 million subsequent to December 31, 2023. The total ordinary shares outstanding upon completion of the Business Combination would be 58,776,793 at the par value of $0.0001 per share, amounting to $5,878 in total, which includes $4,318 relating to Class A Ordinary Shares and $1,560 relating to Class B Ordinary Shares.

In Scenario 2, which assumes that 50% of Golden Star’s Public Shareholders exercise their redemption rights, representing 1,596,607 shares redeemed by a number of shareholders of Golden Star in an aggregate principal amount of $16.7 million subsequent to December 31, 2023 and 2,651,697 shares redeemed in assumption. The total ordinary shares outstanding upon completion of the Business Combination would be 56,125,097, at the par value of $0.0001 per share, amounting to $5,613 in total, which includes $4,053 relating to Class A Ordinary Shares and $1,560 relating to Class B Ordinary Shares.

In Scenario 3, which assumes that 100% of Golden Star’s Public Shareholders exercise their redemption rights, with respect to 6,900,000 shares, among which 1,596,607 shares redeemed by a number of shareholders of Golden Star in an aggregate principal amount of $16.7 million subsequent to December 31, 2023. The total ordinary shares outstanding upon completion of the Business Combination would be 53,473,400, at the par value of $0.0001 per share, amounting to $5,347 in total, which includes $3,787 relating to Class A Ordinary Shares and $1,560 relating to Class B Ordinary Shares.

(6)	Reflects the Golden Star’s drew down $460,000 from the Promissory Note to pay the extension contribution of $230,000 each for February 2024 and March 2024, subsequent to December 31, 2023.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2023 are as follows:

(1)	Reflects an adjustment for the transaction costs as if the Business Combination had been consummated on January 1, 2023. These transaction costs are not expected to recur beyond 12 months after the transaction.

(2)	Represents an adjustment to eliminate interest income and other income related to cash and investment held in Trust Account.

4.	Income per Share

Represents the net income per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2023. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. When assuming maximum redemption, this calculation is adjusted to eliminate such shares for the entire period.

	Assuming Minimum Redemptions	Assuming 50% Redemptions	Assuming 100% Redemptions
Pro forma net income for the fiscal year ended December 31, 2023	$5,060,790	$5,060,790	$5,060,790
Pro forma weighted average shares calculation - basic and diluted	-	-	-
Golden Star Public Shares	5,303,393	2,651,697	-
Golden Star Founder Shares	1,725,000	1,725,000	1,725,000
Private Shares	307,000	307,000	307,000
Shares issuable upon the conversion of the Public and Private Rights held by Golden Star Shareholders	1,441,400	1,441,400	1,441,400
Gamehaus Shares	50,000,000	50,000,000	50,000,000
Pro forma weighted average shares outstanding - basic and diluted	58,776,793	56,125,097	53,473,400

Pro forma net income for the fiscal year ended December 31, 2023 per share - basic and diluted	$0.09	$0.09	$0.09

COMPARATIVE SHARE INFORMATION

The following table sets forth the historical comparative share information for Gamehaus and Golden Star on a stand-alone basis for the fiscal years ended December 31, 2023, and the unaudited pro forma combined share information after giving effect to the Transactions,

(1)	assuming no other Golden Star Public Shareholders exercise redemption rights with respect to their ordinary shares upon the consummation of the Transactions, except for 1,596,607 shares redeemed by a number of shareholders of Golden Star in an aggregate principal amount of $16.7 million subsequent to December 31, 2023;

(2)	assuming 50% of Golden Star Public Shareholders exercise their redemption rights with respect to 4,248,304 ordinary shares upon the consummation of the Transactions, which represents 1,596,607 shares redeemed by a number of shareholders of Golden Star subsequent to December 31, 2023 and 2,651,697shares redeemed in assumption, and;

(3)	assuming 100% of Golden Star Public Shareholders will exercise their redemption rights with respect to 6,900,000 ordinary shares upon consummation of the Transactions, among which 1,596,607 shares redeemed by a number of shareholders of Golden Star in an aggregate principal amount of $16.7 million subsequent to December 31, 2023.

The Post-Combination weighted average shares outstanding, book value per share, and net loss per share information reflect the transactions as if they had occurred as of the beginning of the earliest period presented (namely, since January 1, 2023).

You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of Golden Star and Gamehaus and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined share information is derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share that would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Golden Star and Gamehaus would have been had the companies been combined during the periods presented.

	Gamehaus (A)	Golden Star (B)	Assuming Minimum Redemptions	Assuming 50% Redemptions	Assuming 100% Redemptions
As of and for the fiscal year ended December 31, 2023
Shares outstanding
Weighted average shares outstanding of redeemable ordinary shares	-	4,555,890	-	-	-
Weighted average shares outstanding of non-redeemable ordinary shares and preferred shares	150,146,187	1,927,704	-	-	-
Post-Combination weighted average shares outstanding			58,776,793	56,125,097	53,473,400
Net income per ordinary share
Basic and diluted net income per share for redeemable ordinary shares	$-	$1.48	$-	$-	$-
Basic and diluted net income (loss) per share for non-redeemable ordinary shares and preferred shares	$0.04	(2.72)	$0.09	$0.09	$0.09
Cash dividends declared per share	$-	$-	$-	$-	$-

USE OF PROCEEDS

Based on the Trust Account balance as of the Record Date, Gamehaus estimates at least $[●] million (assuming no redemptions) and nil (assuming redemption of 100% of the Public Shares) will be made available to it as a result of the Business Combination, after payment of transaction expenses. The total amount received will depend on, among other things, the total number of Golden Star’s Public Shares to be redeemed as discussed in this proxy statement/prospectus under “Extraordinary General Meeting of Golden Star’s Shareholders—Redemption Rights.” The Trust Account balance is expected to be used by Golden Star to settle $1,725,000 in deferred underwriting fees and other expenses, which could further reduce the amount available to Gamehaus. In the event that the Trust Account balance is insufficient for this payment, Gamehaus will be obligated to cover these expenses from its own funds in accordance with the Business Combination Agreement. If net proceeds are available, Gamehaus expects to use a substantial portion of the funds it will receive from the Business Combination for general corporate purposes, including (i) signing and promoting new game products as a priority, (ii) further investments in technology research and development and equipment updates, (iii) potential investments or acquisitions of game teams; although, as of the date of proxy statement/prospectus, Gamehaus has not or identified or entered into any binding agreements for acquisition of definite game team targets following the completion of the Business Combination, and (iv) funding working capital and other general corporate purposes. Gamehaus also expects to use transaction proceeds for the payment of expenses related to the Business Combination, including transaction bonuses to certain consultants as well as executive officers and directors of Pubco following the consummation of the Business Combination, to the extent that such transaction bonuses are approved by the Pubco Board and that such expenses exceed the amount reimbursable under the Business Combination Agreement. Gamehaus management will have broad discretion in applying the proceeds and may reallocate the proceeds as it deems necessary or advisable, regardless of the extent of redemptions in connection with the Business Combination, if any. The amounts expended for each purpose may vary significantly from the specific allocation described herein, depending on numerous factors, including cash flow from operations, anticipated growth of the business, sales and market needs, acquisition opportunities, and changing economic or regulatory conditions. To the extent that the amount of cash available to Gamehaus upon the Closing is significantly reduced due to the level of redemptions from the Trust Account, Gamehaus may not have enough cash available to it to use for the purposes identified above. If Gamehaus determines that its available resources were insufficient to carry out one or more of the objectives described above, it would assess the availability of equity and/or debt financing and the advisability of pursuing such options. If necessary, Gamehaus may need to postpone or reduce one or more of its currently anticipated plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

The following is a brief summary of the material U.S. federal income tax consequences of (i) the Business Combination generally applicable to U.S. Holders (as defined below) of Golden Star Ordinary Shares and Golden Star Rights (together, “Golden Star Securities”), (ii) the subsequent ownership and disposition of Pubco Class A Ordinary Shares received by such holders in the Business Combination and (iii) the exercise of redemption rights by U.S. Holders of Golden Star Ordinary Shares.

This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold Golden Star Securities and, after the completion of the Business Combination, will hold Pubco Class A Ordinary Shares, as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their individual circumstances or status, including:

●	our Sponsor or any member or affiliate thereof;

●	banks or financial institutions;

●	dealers or electing traders in securities that are subject to mark-to-market tax accounting rules;

●	tax-exempt entities (including private foundations);

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	pension plans;

●	cooperatives;

●	government organizations;

●	certain expatriates or former long-term residents of the United States;

●	persons that acquired Golden Star Securities as compensation;

●	persons that actually or constructively own five percent or more of the shares of Golden Star or, following the Business Combination, Pubco, by vote or value;

●	persons that hold Golden Star Securities, or will hold Pubco Class A Ordinary Shares, in connection with a trade or business, permanent establishment, or fixed place of business conducted outside the United States;

●	persons that hold Golden Star Securities or will hold Pubco Class A Ordinary Shares, as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

●	persons that will hold Pubco Class B Ordinary Shares; or

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

If a partnership (or any entity so characterized for U.S. federal income tax purposes) holds Golden Star Securities or Pubco Class A Ordinary Shares, the tax treatment of such partnership and its partners will generally depend on the status of the partners and the activities of the partnership. Partnerships holding any Golden Star Securities or Pubco Class A Ordinary Shares and their partners should consult their tax advisers as to the particular U.S. federal income tax consequences of the Business Combination, ownership and disposition of Pubco Class A Ordinary Shares, or the exercise of redemption rights with respect to the Golden Star Class A Ordinary Shares.

This discussion is based on the Code, proposed, temporary and final Treasury regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address alternative minimum or Medicare contribution tax considerations, the special tax accounting rules under Section 451(b) of the Code or U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes), nor does it address any aspects of U.S. state, local or non-U.S. taxation.

We have not and do not intend to seek any ruling from the U.S. Internal Revenue Service (the “IRS”) regarding any aspect of the Business Combination or the exercise of redemption rights. There can be no assurance that the IRS will not take positions that are inconsistent with those discussed below or that any such positions could not be sustained by a court.

As used herein, the term “U.S. Holder” means a person that for U.S. federal income tax purposes is a beneficial owner of Golden Star Securities or Pubco Class A Ordinary Shares received pursuant to the Business Combination and is:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. HOLDERS OF GOLDEN STAR SECURITIES SHOULD CONSULT THEIR TAX ADVISERS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO CLASS A ORDINARY SHARES AFTER THE BUSINESS COMBINATION, OR THE REDEMPTION OF THEIR GOLDEN STAR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX LAWS.

Tax Consequences of the Business Combination to U.S. Holders of Golden Star Securities

Subject to the qualifications, assumptions and limitations set forth in this section entitled “—Tax Consequences of the Business Combination to U.S. Holders of Golden Star Securities,” the following are the material U.S. federal income tax consequences of the Business Combination to U.S. Holders of Golden Star Securities. As used in this section entitled “—Tax Consequences of the Business Combination to U.S. Holders of Golden Star Securities,” the term “U.S. Holder” means a U.S. Holder of Golden Star Securities.

Separation of a Golden Star Unit

No statutory, administrative or judicial authority directly addresses the treatment of an instrument such as a Unit for U.S. federal income tax purposes and, therefore, that treatment is not entirely clear. The separation of the Golden Star Class A Ordinary Share and Golden Star Right comprising a Golden Star Unit is not expected to be a taxable event for U.S. federal income tax purposes. However, because there are no authorities that directly address instruments that are similar to the Golden Star Units, no assurance can be given that the IRS or a court will agree with the characterization described herein. The rest of this discussion assumes that the separation of the Golden Star Class A Ordinary Share and Golden Star Right comprising a Golden Star Unit is not a taxable event for U.S. federal income tax purposes.

Intended Tax Treatment of the Business Combination

For U.S. federal income tax purposes, the parties to the Business Combination Agreement intend that the Mergers will qualify as an exchange described in Section 351 of the Code.

The provisions of Section 351(a) of the Code are complex, and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the Business Combination that are beyond Golden Star or Pubco’s control. For example, if more than 20% of the Pubco Class A Ordinary Shares received in the Mergers were subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Business Combination, one of the requirements for Section 351(a) treatment would be violated. However, we do not expect that any of the Pubco Class A Ordinary Shares issued in the Business Combination will be subject to an arrangement or agreement by its owner to sell or dispose of such shares upon the issuance of those shares in the Business Combination.

In addition, the parties to the Business Combination Agreement intend to treat the Second Merger as a “reorganization” within the meaning of Section 368(a) of the Code and to adopt the Business Combination Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder. Accordingly, in addition to qualifying as an exchange described in Section 351(a) of the Code, the Business Combination may also qualify as a “reorganization” under Section 368(a) of the Code (either such treatment, the “Intended Tax Treatment”). There are many requirements that must be satisfied in order for the Business Combination to qualify as a “reorganization” under Section 368 of the Code, some of which are based upon factual determinations and others that are fundamental to corporate reorganizations. For example, it is unclear as a matter of law whether an entity that may not have a historic business, such as Golden Star, can satisfy the “continuity of business enterprise” requirement under Section 368 of the Code. In addition, reorganization treatment could be adversely affected by events or actions that occur prior to or at the time of the Business Combination, some of which are outside the control of Golden Star. For example, the requirements for reorganization treatment could be affected by the magnitude of Golden Star Ordinary Share redemptions that occur in connection with the Business Combination.

If the Business Combination qualifies as a transaction governed by Section 351(a) of the Code and as a “reorganization” governed by Section 368(a) of the Code, and subject to the discussion below regarding Golden Star Rights and the discussion below under “—Passive Foreign Investment Company (PFIC) Rules”, a U.S. Holder that exchanges its Golden Star Securities in the Business Combination for Pubco Class A Ordinary Shares generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the Pubco Class A Ordinary Shares received in the Business Combination by a U.S. Holder should be equal to the adjusted tax basis of the Golden Star Securities surrendered in the Business Combination in exchange therefor. A U.S. Holder’s holding period for the Pubco Class A Ordinary Shares received in the exchange should include the holding period for the Golden Star Securities surrendered in the exchange.

If the Business Combination fails to qualify for the Intended Tax Treatment, the Business Combination will be a fully taxable transaction for U.S. federal tax purposes. In that case, a U.S. Holder that exchanges its Golden Star Securities for Pubco Class A Ordinary Shares under the Business Combination will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the Pubco Class A Ordinary Shares received and (ii) the U.S. Holder’s adjusted tax basis in the Golden Star Securities exchanged. A U.S. Holder’s aggregate tax basis in the Pubco Class A Ordinary Shares received will be their fair market value on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the Pubco Class A Ordinary Shares received pursuant to the Business Combination will begin on the day after the date the U.S. Holder receives such Pubco Class A Ordinary Shares. Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the Golden Star Securities exceeds one year at the time of the Business Combination. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. It is unclear, however, whether the redemption rights with respect to the Golden Star Ordinary Shares have suspended the applicable holding period for this purpose. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

Additionally, if U.S. Holders of Golden Star Rights were to be treated for U.S. federal income tax purposes as receiving Pubco Class A Ordinary Shares in discharge of Golden Star’s obligations under the Golden Star Rights (instead of as receiving such Pubco Class A Ordinary Shares in exchange for transferring the Golden Star Rights to Pubco), the Business Combination would generally be a fully taxable transaction for U.S. federal tax purposes with respect to the Golden Star Rights. Due to the absence of authority on the U.S. federal income tax treatment of the Golden Star Rights, there can be no assurance on the characterization of the Golden Star Rights that would be adopted by the IRS or a court of law. Accordingly, U.S. Holders of Golden Star Rights are urged to consult with their tax advisors regarding the treatment of their Golden Star Rights in connection with the Business Combination.

The completion of the Business Combination is not conditioned on the Business Combination qualifying for the Intended Tax Treatment, nor upon the receipt of an opinion of counsel or a ruling from the IRS to that effect. No party to the Business Combination Agreement has requested an opinion of counsel or a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination. Accordingly, even if the parties to the Business Combination Agreement conclude that the Business Combination qualifies for the Intended Tax Treatment, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge.

No party to the Business Combination Agreement, nor any of their respective advisors or affiliates, makes any representations or provides any assurances regarding the tax consequences of the Business Combination, including whether the Business Combination qualifies for the Intended Tax Treatment. Each U.S. Holder is urged to consult its tax advisors with respect to the qualification of the Business Combination for the Intended Tax Treatment and the tax consequences to them if the Business Combination does not so qualify. The remainder of this discussion assumes that the Business Combination qualifies for the Intended Tax Treatment.

Application of the Passive Foreign Investment Company Rules to the Business Combination

Based upon the composition of its income and assets, as discussed below, Golden Star believes that it would likely be considered a passive foreign investment company (“PFIC”) for its current taxable year that ends as a result of the Business Combination.

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code if promulgated will have a retroactive effective date. If finalized in their current form, those proposed Treasury Regulations may require gain recognition (but not loss recognition) to U.S. Holders of Golden Star Ordinary Shares in connection with the Business Combination if:

(1)	Golden Star were classified as a PFIC at any time during such U.S. holder’s holding period for such Golden Star Ordinary Shares; and

(2)	the U.S. holder had not timely made, effective from the first taxable year of its holding period of Golden Star Ordinary Shares during which Golden Star qualified as a PFIC: (a) a valid election to treat Golden Star as a “qualified electing fund” under Section 1295 of the Code (a “QEF election”), or (b) a valid “mark-to-market election” under Section 1296 of the Code, with respect to such Golden Star Ordinary Shares.

The tax on any such recognized gain would be imposed based on the “excess distribution” rules, discussed below under “—Passive Foreign Investment Company (PFIC) Rules.” However, if Pubco is a PFIC, then the same proposed regulations under Section 1291(f) of the Code would not require U.S. holders of Golden Star Ordinary Shares who exchange their Golden Star Ordinary Shares for Pubco Class A Ordinary Shares to recognize any gain.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Additionally, the treatment of U.S. holders of Golden Star Ordinary Shares who exchange their Golden Star Ordinary Shares for Pubco Class A Ordinary Shares could be materially different from that described above if Pubco is treated as a PFIC for U.S. federal income tax purposes (see discussion below under “—Passive Foreign Investment Company (PFIC) Rules”). Therefore, U.S. Holders of Golden Star Ordinary Shares that have not made a timely QEF election or a mark-to-market election, pursuant to the proposed Treasury Regulations, may be subject to taxation under the PFIC rules on the Business Combination to the extent their Golden Star Ordinary Shares have a fair market value in excess of their tax basis therein.

THE RULES DEALING WITH PFICS IN THE CONTEXT OF THE BUSINESS COMBINATION ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS. ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES, AND WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Tax Consequences of Ownership and Disposition of Pubco Class A Ordinary Shares

Taxation of Distributions

Subject to the Passive Foreign Investment Company (PFIC) rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Pubco Class A Ordinary Shares

The following discussion is subject to the discussion below under “—Passive Foreign Investment Company (PFIC) Rules.”

A U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of Pubco Class A Ordinary Shares in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Pubco Class A Ordinary Shares, each determined in U.S. dollars. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Pubco Class A Ordinary Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deduction of capital losses is subject to certain limitations.

Consequences of a Redemption of Golden Star Ordinary Shares

The following discussion is subject to the discussion below under “—Passive Foreign Investment Company (PFIC) Rules.”

In the event that a U.S. Holder’s Golden Star Ordinary Shares are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under “Extraordinary General Meeting of Golden Star Shareholders — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will generally depend on whether the redemption qualifies as a sale of the Golden Star Ordinary Shares under Section 302 of the Code (in which case such redemption would be treated as described above under the heading “ — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Class A Ordinary Shares”) or rather as a distribution, in which case such redemption would be treated as described in “ — Tax Consequences of Ownership and Disposition of Pubco Class A Ordinary Shares — Taxation of Distributions” (except that the preferential rate for qualified dividend income will not apply).

Generally, whether a redemption qualifies for sale treatment will depend largely on the total number of Golden Star Ordinary Shares treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder described in the following paragraph) relative to all Golden Star Ordinary Shares outstanding both before and after such redemption (and treating Pubco Class A Ordinary Shares as Golden Star Ordinary Shares for this purpose). The redemption of Golden Star Ordinary Shares generally will be treated as a sale of the Golden Star Ordinary Shares (rather than as a corporate distribution) if such redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the tests are satisfied, a U.S. Holder generally takes into account not only Golden Star Ordinary Shares actually owned by the U.S. Holder, but also any Golden Star Ordinary Shares that are constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, such as the Golden Star Rights. In order to meet the substantially disproportionate test, the percentage of our outstanding voting shares (including the Golden Star Ordinary Shares and the Pubco Class A Ordinary Shares received in exchange therefor) actually and constructively owned by the U.S. Holder immediately following the redemption of Golden Star Ordinary Shares must, among other requirements, be less than 80% of the percentage of our outstanding voting shares actually and constructively owned by the U.S. Holder immediately before the redemption. Before the Business Combination, the Golden Star Ordinary Shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of a U.S. Holder’s interest if either (i) all Golden Star Ordinary Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all Golden Star Ordinary Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares of ours. The redemption of the Golden Star Ordinary Shares will not be essentially equivalent to a dividend with respect to a U.S. Holder if it results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Golden Star. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests are satisfied, then the redemption will be treated as a corporate distribution and taxed in the manner described above under “ —Tax Consequences of Ownership and Disposition of Pubco Class A Ordinary Shares — Taxation of Distributions” (except that the preferential rate for qualified dividend income will not apply). After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed Golden Star Ordinary Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in other shares constructively owned by such U.S. Holder.

Any income or gain recognized with respect to the redemption of Golden Star Ordinary Shares will be subject to the PFIC rules described below.

U.S. HOLDERS OF GOLDEN STAR ORDINARY SHARES CONTEMPLATING THE EXERCISE OF THEIR REDEMPTION RIGHTS SHOULD CONSULT THEIR TAX ADVISERS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES THEREOF.

Passive Foreign Investment Company (PFIC) Rules

The U.S. federal income tax treatment of U.S. Holders of Golden Star Ordinary Securities and Pubco Class A Ordinary Shares could be (and generally will be, in the case of U.S. Holders of Golden Star Ordinary Shares) materially different from that described above due to the application of the PFIC rules.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the value of its assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. Passive income generally includes dividends, interest, royalties, rents, investment gains, net gains from the sales of property that does not give rise to any income and net gains from the sale of commodities (subject to certain exceptions, such as an exception for certain income derived in the active conduct of a trade or business). Cash and cash equivalents are passive assets. The value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable. For purposes of the PFIC rules, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

Pursuant to the start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the corporation was a PFIC, (2) it is established to the satisfaction of the IRS that the corporation will not be a PFIC for either of the first two taxable years following the start-up year, and (3) the corporation is not in fact a PFIC for either of those years (the “start-up exception”). Golden Star believes that it did not qualify for the start-up exception for its taxable year ended December 31, 2021. Therefore, because Golden Star is a blank-check company with no current active business, based on the composition of Golden Star’s income and assets, Golden Star believes that it was a PFIC for its taxable years ended December 31, 2023 and 2022.

Depending on the closing date of the Business Combination and the composition of Pubco’s income and assets and the estimated value of Pubco’s assets, including goodwill, Pubco may be a PFIC for its taxable year ending December 31, 2024. Pubco’s PFIC status for any taxable year is a factual annual determination that can be made only after the end of that year and will depend on the composition of Pubco’s income and assets and the value of its assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of the Pubco Class A Ordinary Shares from time to time, which could be volatile) and, for the taxable year in which the Business Combination occurs, the income and assets, and the value of the assets, of its predecessor Golden Star. In addition, the risk of Pubco being a PFIC for any taxable year will increase if its market capitalization declines substantially during that year. Furthermore, whether and to which extent Pubco’s income and assets, including goodwill, will be characterized as active or passive will depend on various factors that are subject to uncertainty, including Pubco’s future business plan and the application of laws that are subject to varying interpretation. For example, there is no authority that directly addresses the proper treatment of certain items of Pubco’s income, such as income from game publishing for purposes of the PFIC rules and, although Pubco currently treats these items of income as active, such treatment is uncertain. Moreover, certain of Pubco’s business activities generate passive income and, although the amount of such income is currently small, Pubco’s risk of being a PFIC will increase if the proportion of Pubco’s revenue earned from such business activities increases in future taxable years. Accordingly, there can be no assurances that Pubco will not be a PFIC for its current or any future taxable year.

In addition, any income or gain recognized by a U.S. Holder electing to have its Golden Star Ordinary Shares redeemed, as described above under the heading “ — Tax Consequences of Ownership and Disposition of Pubco Class A Ordinary Shares — Consequences of a Redemption of Golden Star Ordinary Shares,” would generally be subject to a special tax and interest charge if such U.S. Holder did not make a qualified electing fund (“QEF”) election for Golden Star’s first taxable year as a PFIC in which such U.S. Holder held (or was deemed to hold) such shares, a QEF election along with an applicable purging election, or a mark-to-market election (collectively, the “PFIC Elections”).

If Pubco is a PFIC for any taxable year during which a U.S. Holder owns Pubco Class A Ordinary Shares and any entity in which it owns equity interests is also a PFIC (a “Lower-tier PFIC”), the U.S. Holder will be deemed to own their proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described above on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders will not receive any proceeds of those distributions or dispositions.

If Pubco (or Golden Star, with respect to U.S. Holders who hold Golden Star Securities prior to the Mergers) is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Pubco Class A Ordinary Shares, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of its Pubco Class A Ordinary Shares will be allocated ratably over the U.S. Holder’s holding period for such Pubco Class A Ordinary Shares. The amounts allocated to the taxable year of the sale or disposition and to any year before Pubco became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its Pubco Class A Ordinary Shares exceed 125% of the average of the annual distributions on the Pubco Class A Ordinary Shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner.

In general, a U.S. Holder of Golden Star Ordinary Shares may avoid the adverse PFIC tax consequences described above in respect of the Pubco Class A Ordinary Shares if it has made and maintains a timely and valid QEF election to include in income its pro rata share of Golden Star’s (and its successor Pubco’s) net capital gains (as long-term capital gains) and other earnings and profits (as ordinary income), on a current basis, in each case, whether or not distributed, in the taxable year of the U.S. Holder in which or with which Golden Star’s (or its successor Pubco’s) taxable year ends. In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from Golden Star or Pubco, as the case may be. In the event that Pubco determines that it is a PFIC, Golden Star will endeavor to make available to U.S. Holders sufficient information to make a timely QEF election with respect to Pubco.

It is unclear whether a U.S. Holder of Golden Star Rights is entitled to make a QEF election with respect to the Golden Star Rights. Under proposed Treasury regulations, for purposes of the PFIC rules, the holding period of Golden Star Ordinary Shares received with respect to Golden Star Rights (and the holding period of Pubco Class A Ordinary Shares received with respect thereto) could include the holding period for the Rights. Therefore, assuming a QEF election is not available with respect to the Golden Star Rights, a U.S. Holder of Golden Star Rights may be subject to the general PFIC rules described in the preceding paragraph with respect to the shares underlying the Golden Star Rights, even if the U.S. Holder made a QEF election with respect to its other Golden Star Ordinary Shares, unless a purging election is made. U.S. Holders of Golden Star Rights should consult their tax advisers regarding whether and how the PFIC rules apply to their Golden Star Rights or the underlying Golden Star Ordinary Shares.

Alternatively, if a U.S. Holder owns shares in a company that is a PFIC and the shares are “regularly traded” on a “qualified exchange,” such U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Golden Star Ordinary Shares and Pubco Class A Ordinary Shares will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the Golden Star Ordinary Shares or Pubco Class A Ordinary Shares, as applicable, are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, where the Golden Star Ordinary Shares are listed and the Pubco Class A Ordinary Shares are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes (or has made) the mark-to-market election for the first taxable year of Golden Star or Pubco in which it is or was treated as a PFIC with respect to such U.S. Holder, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the Golden Star Ordinary Shares or Pubco Class A Ordinary Shares (as applicable) at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Golden Star Ordinary Shares or Pubco Class A Ordinary Shares (as applicable) over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the mark-to-market election, the U.S. Holder’s tax basis in the Golden Star Ordinary Shares or Pubco Class A Ordinary Shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of Golden Star Ordinary Shares or Pubco Class A Ordinary Shares in a year in which Pubco is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on Golden Star Ordinary Shares or Pubco Class A Ordinary Shares will be treated as discussed under “ —Taxation of Distributions” above. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. U.S. Holders should note that there is no provision in the Code, Treasury regulations or other official IRS guidance that would give them the right to make a mark-to-market election with respect to any Lower-tier PFIC, the shares of which are not regularly traded, and, therefore, the general rules applicable to ownership of a PFIC described above could continue to apply to a U.S. Holder with respect to any Lower-tier PFIC of Pubco, even if the U.S. Holder made a mark-to-market election with respect to the Golden Star Ordinary Shares or Pubco Class A Ordinary Shares.

If Pubco is (or is treated with respect to a particular U.S. Holder as) a PFIC for any taxable year during which a U.S. Holder owns any Pubco Class A Ordinary Shares, subject to certain limited exceptions set forth in applicable Treasury regulations, the U.S. Holder will be required to file IRS Form 8621 with the IRS with respect to Pubco and any Lower-tier PFIC. U.S. Holders should consult their tax advisers regarding the effect of whether Pubco is a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of Pubco Class A Ordinary Shares.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders of Pubco Class A Ordinary Shares (including constructive dividends), and the proceeds received on the disposition of Pubco Class A Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Information reporting requirements will also apply to redemptions from U.S. Holders of Golden Star Ordinary Shares. Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to Pubco Class A Ordinary Shares, subject to certain exceptions (including an exception for Pubco Class A Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold Pubco Class A Ordinary Shares. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Pubco Class A Ordinary Shares.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Cayman Islands Tax Considerations

The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership, and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding, or selling any shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Pubco Class A Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of Pubco Securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of Pubco Class A Ordinary Shares, nor will gains derived from the disposal of the Pubco Class A Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of Pubco Securities or on an instrument of transfer in respect of a Pubco Security.

Pubco has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and expects to obtain/obtained an undertaking from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Act

Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, Pubco plans to apply an undertaking from the Governor in Cabinet:

(a)	that no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to Golden Star or its operations; and

(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares, debentures or other obligations of Golden Star; or

(ii)	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act.

These concessions shall be for a period of TWENTY years from the date of such undertaking.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains, or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to Pubco levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

INFORMATION RELATED TO PUBCO

Pubco was incorporated under the laws of the Cayman Islands on July 20, 2023, solely for the purpose of effectuating the Business Combination. Pubco owns no material assets and does not operate any business.

On July 20, 2023, Pubco issued one ordinary share to one shareholder for a total consideration of $0.0001. This share represents all shares in the capital of Pubco that are currently issued and outstanding and will be surrendered for nil consideration at the time of the First Merger. For descriptions of Pubco securities, please see the section of this proxy statement/prospectus entitled “Description of Pubco Securities.”

Prior to the consummation of the Business Combination, the sole director of Pubco is Feng Xie, and the sole shareholder of Pubco is Gamehaus. After the consummation of the Business Combination, its registered office will be suited at the office of Ogier Global (Cayman) Limited, located at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, and its principal executive office will be that of Gamehaus, located at 5th Floor, Building 2, No. 500, Shengxia Road, Pudong New District, Shanghai, the PRC.

Legal Proceedings

To the knowledge of Pubco’s management, as of December 31, 2023, there was no litigation currently pending or contemplated against Pubco, Gamehaus, or any of their respective subsidiaries or their respective officers or directors in their capacity as such or against any of Pubco’s, Gamehaus’, or any of their respective subsidiaries’ property that would have a material adverse effect on their business.

Anti-Money Laundering Matters – Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

In order to comply with legislation or regulations aimed at the prevention of money laundering, Pubco may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, Pubco may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

Pubco reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

Pubco also reserves the right to refuse to make any redemption payment to a shareholder if directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure compliance with any such laws or regulations in any applicable jurisdiction.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer, or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at www.gamehaus.com or through phone number +86-021-68815668.

OTHER INFORMATION RELATED TO GOLDEN STAR

References in this section to “Golden Star,” “Company,” “we,” “our,” or “us” refer to Golden Star Acquisition Corporation, a Cayman Islands exempted company.

Overview

Golden Star Acquisition Corporation is a blank check company incorporated on July 9, 2021 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition stock purchase, reorganization, or similar business combination with one or more businesses. Golden Star’s efforts in identifying prospective target businesses will not be limited to a particular geographic region. Golden Star believes that it will add value to these businesses primarily by providing them with access to the U.S. capital markets.

Golden Star has 21 months from the date of the IPO, May 4, 2023 (assuming exercise of all 12 monthly extensions), to consummate a prospective business combination. In the event Golden does not consummate a business combination within 21 months from the closing of the IPO, it will cease operations and liquidate the Trust Account and distribute the funds included therein to the holders of its securities sold in its IPO and dissolve.

Initial Public Offering

The registration statement for our initial public offering was declared effective by the U.S. Securities and Exchange Commission on May 1, 2023. We completed our initial public offering on May 4, 2023. In our initial public offering, we sold units at an offering price of $10.00 and consisting of one ordinary share and one right to receive two-tenths (2/10) of an ordinary share upon the consummation of an initial business combination.

In connection with the IPO, we sold 6,900,000 units, generating gross proceeds of $69,000,000. Simultaneously with the closing of the IPO, pursuant to the Private Placement Units Purchase Agreement by and between the Company and the Sponsor, G-Star Management Corporation, a British Virgin Islands company, the Company completed the private sale of an aggregate of 307,000 units (the “Private Units”) to the Sponsor at a purchase price of $10.00 per Private Unit, generating gross proceeds to the Company of $3,070,000. The Private Units are identical to the Units in the IPO, except that the Sponsor has agreed not to transfer, assign or sell any of the Private Units (except to certain permitted transferees) until 30 days after the completion of the Company’s initial business combination.

Transaction costs amounted to $3,752,890, consisting of $1,380,000 of underwriting fees, $1,725,000 of deferred underwriting fees and $647,890 of other offering costs. A total of $69,690,000, comprised of $69,000,000 of the proceeds from the IPO (which amount includes up to $1,725,000 of the underwriter’s deferred discount) and $690,000 of the proceeds of the sale of the Private Units, was placed in a U.S.-based trust account, established by Vstock Transfer, LLC, our transfer agent and maintained at Wilmington Trust, National Association, acting as trustee. The remaining proceeds became available to be used to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

Except with respect to interest earned on the funds in the trust account that may be released to the Company to pay its taxes, the funds held in the trust account will not be released from the trust account until the earliest of (i) the completion of the Company’s initial business combination, (ii) the redemption of any of the Company’s public shares properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of its obligation to redeem 100% of the Company’s public shares if it does not complete its initial business combination within 9 months from the closing of the IPO (or up to 21 months from the closing of the IPO if we extend the period of time to consummate a business combination, after amended and restated memo and articles), or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity, and (iii) the redemption of the Company’s public shares if it is unable to complete its initial business combination within 9 months from the closing of the IPO (or up to 21 months from the closing of the IPO if we extend the period of time to consummate a business combination, after amended and restated memo and articles).

As of December 31, 2023, we had nil of cash held in escrow for use as working capital and $72,039,823 of marketable securities held in the Trust Account, and there was a $7,500 overdraft of the available working capital not subject to redemption. As of such date, the Company had liability for deferred underwriting commissions of $1,725,000.

The Company’s units are listed on the Nasdaq Global Market and commenced trading under the trading symbol “GODNU” on May 2, 2023. The units began separate trading on June 28, 2023 and the ordinary shares and rights commenced trading on the Nasdaq Global Market under the symbols “GODN,” and “GODNR,” respectively.

Since the IPO, our sole business activity has been identifying and evaluating suitable acquisition transaction candidates and engaging in non-binding discussions with potential target entities. To date we have not entered into any binding agreement with any target entity. We presently have no revenue and have had losses since inception from incurring formation and operating costs since completion of the IPO.

Extension of Deadline to Complete Initial Business Combination

Our amended and restated memorandum and articles of association provides that we have nine months from the closing of the IPO to consummate our initial business combination. However, if we anticipate that we may not be able to consummate our initial business combination within nine months, we may, by resolution of our board if requested by the Sponsor, extend the period of time to consummate a business combination up to twelve (12) times, each by an additional one month, for a total of up to 21 months to complete a business combination, subject to the sponsor depositing additional funds into the trust account as set out below. Pursuant to the terms of our amended and restated memorandum and articles of association and the trust agreement entered into between us, Wilmington Trust, National Association and VStock Transfer LLC, in order for the time available for us to consummate our initial business combination to be extended, the Sponsor or its affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the trust account an monthly extension fee of $230,000 (approximately $0.033 per public share in either case) each month on or prior to the date of the applicable deadline for each extension, which is up to an aggregate of $2,760,000 (or $0.40 per public share) for an aggregate of 12 months. In the event that we receive notice from the Sponsor five days prior to the applicable deadline of its wish for us to effect an extension, we intend to issue a press release announcing such intention at least three days prior to the applicable deadline. In addition, we intend to issue a press release the day after the applicable deadline announcing whether or not the funds had been timely deposited. The Sponsor and its affiliates or designees are not obligated to fund the trust account to extend the time for us to complete our initial business combination. Shareholders will not be granted any right to approve or disapprove any such monthly extension, or redeem their securities in connection with any decision by us to extend the time frame to complete a business combination from nine months to up to 21 months.

Any such payments from the Sponsor to extend the time frame would be made in the form of a loan from the Sponsor. The final and definitive terms of the loan in connection with any such loans have not yet been negotiated, but any such loan would be interest free and not repaid unless and until we complete a business combination. If we complete our initial business combination, we would expect to repay such loaned amounts out of the proceeds of the trust account released to us or from funds which may be raised in any subsequent capital financing transaction which may be undertaken in connection with the completion of a business combination.

On January 10, 2024, the Sponsor requested that we extend the latest time for completion of initial business combination from February 4, 2024 up to 12 times, each by an additional one month until February 4, 2025, subject to the Sponsor depositing additional funds into the trust account. Our board of directors subsequently approved, adopted and ratified such request on extension of time by unanimous approval. Following the extension, we may complete a business combination until up to 21 months from the closing of the IPO if the sponsor deposits additional funds into the trust account as described herein.

On February 2, 2024, the Sponsor caused the first monthly extension fee of $230,000 (equivalent to $0.033 per public share) to be deposited into the trust account. On March 3, 2024, the Sponsor caused the second monthly extension fee of $230,000 (equivalent to $0.033 per public share) to be deposited into the trust account. As such, as of the date of this proxy statement/prospectus, the deadline for completing of an initial business combination was extended to April 4, 2024. The Sponsor currently intends to continue to deposit additional funds as described herein to further extend such deadline to up to 21 months from the closing of the IPO, to complete the initial business combination. However, there is no guarantee that the Sponsor will make such deposit timely or at all as described above. See “Risk Factors—Risks Relating to Golden Star and the Business Combination—Golden Star may not be able to complete its initial business combination within the prescribed time frame, in which case Golden Star would cease all operations except for the purpose of winding up and it would redeem its public shares and liquidate, and the rights will be worthless” for details of the associated risks.

On April 1, 2024, our board of directors amended the monthly fee payable by the sponsor and/or its designee into the trust account to extend the date by which we must consummate its initial business combination to an amount equal to $0.02 for each outstanding public share (the “Amended Monthly Extension Fee”).The Amended Monthly Extension Fee will become operative beginning on April 4, 2024 and the 4th of each succeeding month until February 4, 2025. In connection with the votes to approve the Amended Monthly Extension Fee, holders of 1,596,607 ordinary shares of our company properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.47 per share, which is calculated based on the trust account balance as of January 17, 2024, for an aggregate redemption amount of approximately $16,716,475. On April 3, 2024, the Sponsor caused the third monthly extension fee of US$106,068 (equivalent to US$0.02 per public share) to be deposited into the Trust Account.

Acquisition Strategy and Management Business Combination Experience

Our efforts in identifying prospective target businesses will not be limited to a particular geographic region. We believe that we will add value to these businesses primarily by providing them with access to the U.S. capital markets.

We will seek to capitalize on the strength of our management team. Our team consists of experienced professionals and senior operating executives. Collectively, our officers and directors have decades of experience in mergers and acquisitions, and operating companies. We believe we will benefit from their accomplishments, and specifically their current and recent activities with companies, in identifying attractive acquisition opportunities. However, there is no assurance that we will complete a business combination.

Competition

In identifying, evaluating, and selecting a target business for our initial business combination, we may encounter intense competition from other entities having a business objective similar to ours, including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human, and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our Public Shareholders who exercise their redemption rights may reduce the resources available to us for our initial business combination and our outstanding rights, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business combination.

We believe our structure will make us an attractive business combination partner to target businesses. As an existing public company, we offer a target business an alternative to the traditional initial public offering through a merger or other business combination. In this situation, the owners of the target business would exchange their shares of stock in the target business for our shares or for a combination of our shares and cash, allowing us to tailor the consideration to the specific needs of the sellers. Although there are various costs and obligations associated with being a public company, we believe target businesses will find this method a more certain and cost-effective method to becoming a public company than the typical initial public offering. In a typical initial public offering, there are additional expenses incurred in marketing, road show and public reporting efforts that may not be present to the same extent in connection with a business combination with us.

Furthermore, once a proposed business combination is completed, the target business will have effectively become public, whereas an initial public offering is always subject to the underwriters’ ability to complete the offering, as well as general market conditions, which could delay or prevent the offering from occurring. Once public, we believe the target business would then have greater access to capital and an additional means of providing management incentives consistent with shareholders’ interests. It can offer further benefits by augmenting a company’s profile among potential new customers and vendors and aid in attracting talented employees.

While we believe that our structure and our management team’s backgrounds will make us an attractive business partner, some potential target businesses may have a negative view of us since we are a blank check company, without an operating history, and there is uncertainty relating to our ability to obtain shareholder approval of our proposed initial business combination and retain sufficient funds in our trust account in connection therewith.

Initial Business Combination Timeframe and Nasdaq Rules

Initially, we had until nine months from May 4, 2023 (the closing of the IPO) to consummate our initial business combination. However, if we anticipate that we may not be able to consummate our initial business combination within nine months, we may, by resolution of our board if requested by the Sponsor, extend the period of time to consummate a business combination up to twelve times, each by an additional month (for a total of up to 21 months to complete a business combination), subject to the Sponsor depositing additional funds into the Trust Account as set out below. As of the date of this proxy statement/prospectus, the deadline for completing of an initial business combination was extended to April 4, 2024 and the Sponsor intends to further deposit additional funds into the Trust Account to extend it to complete an initial business combination.

The Nasdaq rules require that our initial business combination must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination. Additionally, pursuant to Nasdaq rules, any initial business combination must be approved by a majority of our independent directors.

Summary Information Related to Our Securities, Redemption Rights, and Liquidation

We are a Cayman Islands exempted company (company number 373150) and our affairs are governed by our amended and restated memorandum and articles of association (as amended), the Cayman Companies Act, and common law of the Cayman Islands. Pursuant to our amended and restated memorandum and articles of association, we are authorized to issue 50,000,000 ordinary shares, $0.001 par value each. The information provided below is a summary only and we refer you to our prospectus dated as of May 1, 2023 and our amended and restated memorandum and articles of association.

In our initial public offering, we sold units at an offering price of $10.00 and consisting of one ordinary share, one right to receive two-tenths (2/10) of an ordinary share upon the consummation of an initial business combination.

As of the date of this proxy statement/prospectus, there are 7,335,393 ordinary shares issued and outstanding. Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law. Unless specified in the Cayman Companies Act, our amended and restated memorandum and articles of association or applicable stock exchange rules, the affirmative vote of a majority of our ordinary shares that are voted is required to approve any such matter voted on by our shareholders.

We will provide our Public Shareholders with the opportunity to redeem all or a portion of their ordinary shares upon the completion of our initial business combination either (i) in connection with a shareholder meeting called to approve the business combination or (ii) by means of a tender offer. The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction, whether the terms of the transaction would require us to seek shareholder approval under the law or stock exchange listing requirement or whether we were deemed to be a foreign private issuer (which would require that we conduct a tender offer under SEC rules rather than seeking shareholder approval). Under Nasdaq rules, asset acquisitions and stock purchases would not typically require shareholder approval while direct mergers with our company where we do not survive and any transactions where we issue more than 20% of our issued and outstanding ordinary shares (unless we are deemed to be a foreign private issuer at such time) or seek to amend our amended and restated memorandum and articles of association would require shareholder approval. So long as we obtain and maintain a listing for our securities on the Nasdaq, we will be required to comply with Nasdaq rules.

We will provide our Public Shareholders with the opportunity to redeem all or a portion of their ordinary shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination, including interest (which interest shall be net of taxes payable) divided by the number of then issued and outstanding public shares, subject to the limitations described herein. The amount in the trust account is initially anticipated to be approximately $10.10 per public share (subject to increase of up to an additional $0.40 per public share in the event that the Sponsor elects to extend the period of time to consummate a business combination). The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. The Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares, private placement shares and any public shares they may hold in connection with the completion of our initial business combination.

Our amended and restated memorandum and articles of association provides that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 either immediately prior to or upon consummation of our initial business combination (so that we are not subject to the SEC’s “penny stock” rules). In the event the aggregate cash consideration we would be required to pay for all ordinary shares that are validly submitted for redemption exceed the aggregate amount of cash available to us, we will not complete the business combination or redeem any shares, and all ordinary shares submitted for redemption will be returned to the holders thereof.

Golden Star will have only up to 21 months from the closing of Golden Star’s IPO (if we extend the period of time to consummate a business combination), to complete our initial business combination. If we are unable to complete our initial business combination within such time period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $50,000 of interest to pay dissolution expenses (which interest shall be net of taxes payable) divided by the number of then issued and outstanding public shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (ii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our Board of Directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our rights, which will expire worthless if we fail to complete our initial business combination within the 9-month time period.

Facilities

We currently maintain our executive offices at 99 Hudson Street, 5th Floor, New York, New York 10013. The cost for this space is included in the $10,000 per month fee that we will pay an affiliate of the Sponsor for office space, administrative and support services. Upon the closing of the Business Combination, the principal executive offices of Golden Star will be those of Gamehaus.

Employees

We have two officers. Members of our management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time that our officers or any other members of our management team will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the current stage of the business combination process.

Legal Proceedings

There is no material litigation, arbitration, or governmental proceeding currently pending against us or any members of our founding team in their capacity as such.

GOLDEN STAR’S DIRECTORS AND EXECUTIVE OFFICERS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “Company,” refer to Golden Star Acquisition Corporation.

Current Management Team

Our current directors and executive officers are as follows:

Name	Age	Title
Linjun Guo	52	Chief Executive Officer, Chairman, and Director
Kenneth Lam	60	Chief Financial Officer
Zhe Zhang	48	Independent Director
Bugao Xu	35	Independent Director
Chi Zhang	39	Independent Director
Konstantin A. Sokolov	47	Independent Director

Biographical Information

Mr. Linjun Guo, age 52, has served as our Chief Executive Officer and Chairman since December 2, 2021. Mr. Guo is a seasoned international lawyer focusing on corporate law and mergers and acquisitions. For more than 20 years Mr. Guo has advised multinational clients in dozens of corporate acquisitions, joint ventures, business restructurings, securities transactions, and dispute resolution. Since April 2021, Mr. Guo served as director of legal affairs of Xinzhiwolai Network Technology Limited. From April 2022 to September 2022, Mr. Guo served as the General Counsel of Green Innocore Electronic & Technology Limited. From September 2019 to December 2021, he served as Director of Legal Affairs in ENN Stock Corporation Limited, where he handles mergers and acquisitions, investments, restructurings, contracts drafting and project review and general legal affairs. From December 2016 to August 2019, Mr. Guo practiced law in Beijing Zhonglun W&D Law Firm. From August 2015 to March 2016, Mr. Guo served as General Counsel at Weichai Power Corporation Limited, a fortune 500 company. Mr. Guo was in private legal practice in Beijing Global Law Firm from 2013 to 2015, Shanghai Jade & Fountain Law Firm from 2010 to 2013, and Beijing Broad & Bright Law Firm from 2008 to 2010. From 2002 to 2008 he practiced law in Freshfields Bruckhaus Deringer (Beijing office). He served as Legal Consultant in O’Melveny & Myers (Shanghai office) from 1997 to 1999 and subsequently in Freshfields Bruckhaus Deringer (Beijing office) from 1999 to 2001. From 1996 to 1997 Mr. Guo worked in China Foreign Ministry. Mr. Guo holds Master of Laws degrees from Northwestern University and China University of Political Science & Law and an English Major top-up university diploma from Henan Institute of Education. Mr. Guo is admitted to practice law in New York State and China.

Mr. Kenneth Lam, age 60, has served as our Chief Financial Officer since December 2, 2021. Mr. Lam, a chartered accountant in the United Kingdom and a CPA in Hong Kong, is a seasoned finance executive with cross functional experiences including board directorship, executive management, enterprise risk management, quality system implementation, Environmental Health & Safety supervision, legal and company secretarial support in leading MNCs. He has proven track records on formulating and implementing financial strategies for Multi-National Corporations in Chinese market. Since October 2023, Mr. Lam has been the Asia CEO and CFO of Powermers Smart Industries. Mr. Lam was the China CFO, Asia Motor Business Unit Finance Business Partner, interim CEO of AXA Assistance based in Beijing and Suzhou between 2016 and 2018. Before joining AXA, he worked for Airbus for 17 years from 1998 to 2015 in Beijing and Tianjin. He was the Vice President in Finance & Quality of Airbus and acted as the CFO of Airbus in China, board director in JVs and WOFE, and the finance shared services leader of the Group. Mr. Lam was the lead player in the establishment of an engineering center in Beijing, the A320 Final Assembly Line and a logistics center in Tianjin, and a manufacturing center in Harbin. He was also the chief negotiator of two Beijing JVs extension. Between 1995 and 1997, Mr. Lam was the Senior Financial Accountant and Regional EH&S Supervisor of ARCO Chemical Asia Pacific in Hong Kong. On public practice side, Mr. Lam joined PriceWaterhouseCoopers in Beijing from 1997 to 1998, Ernst & Young in Hong Kong from 1992 to 1994, and Helmores in London from 1988 to 1991. During these periods, Mr. Lam gained rich experience in providing clients assurance and IPO services, and advising clients on business issues. Mr. Lam was appointed by the Chief Executive of Hong Kong as a Financial Reporting Review Panel Member of the Financial Reporting Council from 2007 to 2013. The duty was to conduct enquiry into non-compliance with financial reporting requirements of listed companies. Mr. Lam received a Bachelor of Science degree with Honor in Electrical Engineering Science from the University of Warwick and a Master of Science degree from the University of London and a diploma in Management Science from the Imperial College of Science Technology.

Dr. Zhe Zhang, age 48, has served as our independent director since May 2023. Dr. Zhang has served as the Chief Executive Office and a director of Alpha Star Acquisition Corporation (Nasdaq: ALSA) since April 2021. Dr. Zhang has been the CEO of KX Power Limited, an asset management company based in London, specializing in the development and management of renewable energy and power generation assets since February 2019. Since May 2013, Dr. Zhang has been a Founding Partner and the Chief Executive Officer of SIFT Capital Partners Limited, an asset manager licensed by the Securities and Futures Commission (SFC) of Hong Kong and China Securities Regulatory Commission (CSRC). From August 2018 to February 2020, Dr. Zhang served as an independent director of TKK Symphony Acquisition Corporation. Prior to that, from January 2000 to April 2013, he was an Executive Director at Goldman Sachs Beijing, where he was a member of the Supervisory Board of Goldman’s Beijing Office and led multiple overseas acquisitions by Chinese state-owned enterprises and listed companies. He is experienced with fund formation, equity investment and portfolio management. Before entering the private sector, Dr. Zhang had spent 14 years with MOFCOM including as a diplomat stationed in Europe. He is licensed as a Responsible Officer for Asset Management under the SFC of Hong Kong, as well as the licensed to practice as a professional respectively for securities, futures and fund management in China. He currently sits on the board of China Oxford Scholarship Fund and is involved in the process for scholarship awardee selection every year. Dr. Zhang holds a Ph.D. degree from China University of International Business and Economics (LL.D.), Master degrees from both Peking University (LL.M.) and Oxford University (Magister Juris), and a Bachelor degree from Shanghai Institute of Foreign Trade (B.A.).

Mr. Bugao Xu, age 35, has served as our independent director since September 2023. From November 2021 to March 2023, Mr. Xu served as the Zhejiang Regional Director of JD Retail Platform Operation and Marketing Center of JD.COM. Prior to joining JD.COM, Mr. Xu served as the Managing Partner and the Chief Risk Officer of Hangzhou Hongyi Venture Capital Partnership (Limited Partnership) from 2015 to 2021. From 2012 to 2014, he worked at Yueqing Branch of China Minsheng Banking Corp., Ltd. as the General Manager of Business Department. Prior to that, he served as Account Manager at Wenzhou Branch of Bank of Taizhou Co., Ltd. Mr. Xu received a master’s degree in business administration from Central South University in 2019.

Mr. Konstantin Sokolov, age 47, has served as our independent director since August 2023. He is the founder and Chairman of Gotthard Investment AG, which is a private equity firm based in Zurich, Switzerland, focusing on financial services, asset management and global real estate. Since 2011, Gotthard Investment AG advised and managed multiple investment funds, and partnered with leading Swiss and Lichtenstein banks to invest globally in energy and real estate assets. Prior to that, Mr. Sokolov served as Managing Director of Centrica plc (British Gas and Direct Energy). Between 1997 to 2005, Mr. Sokolov served in senior leadership positions at Qwest Communication, Inc., a pioneer in fiber optics. Mr. Sokolov holds Executive MBA degree from University of Chicago in 2005 and Master of Mathematics and Computer Science degree from St. Petersburg State University in 1997.

Mr. Chi Zhang, age 39, has served as our independent director since May 2023. Mr. Zhang has over ten years’ experience in finance, venture capital and early-stage companies. He focuses on and has considerable expertise in early-stage Deeptech companies such as Hesai Group, Gago Data, IDM Sensors, and etc. Mr. Zhang is an executive partner at Grains Valley Capital, a top-tier VC firm with outstanding reputation in China, since January 2011. From June 2018 to July 2019, Mr. Zhang co-sponsored Thunder Bridge Acquisition Ltd. (Nasdaq: TBRG), which took Repay Holdings Corp. (Nasdaq: RPAY) public in the U.S. market in July 2019. Before his career as a venture capitalist, Mr. Zhang worked as an engineer focusing on clean technologies and served as Project Manager in Institut für angewandtes Stoffstrommanagement (IfaS) in Germany from October 2009 to November 2010. Mr. Zhang holds a master’s degree of engineering from University of Applied Sciences Trier in Germany, and a master’s degree of international cooperation policy from Ritsumeikan Asia Pacific University in Japan.

Corporate Governance

Our officers are elected by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. Our Board of Directors is authorized to appoint persons to any office that may be required. Our amended and restated memorandum and articles of association expressly provides that our officers may include a Chairman, Chief Executive Officer, President, Chief Financial Officer, Vice Presidents, Secretary, Assistant Secretaries, Treasurer, and such other offices as may be determined by the Board of Directors.

Each of our directors may hold office for a maximum term of two years. Subject to any other special rights applicable to the shareholders, any vacancies on our Board of Directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board or by a majority of the holders of our founder shares.

Director Independence

The Nasdaq listing standards require that a majority of our Board of Directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). We currently have four “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our board has determined that each of Messrs. Zhe Zhang, Bugao Xu, Chi Zhang, and Konstantin A. Sokolov are independent directors under applicable SEC and Nasdaq rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our Board of Directors has three standing committees: an audit committee, a compensation committee, and a nominating committee. Each committee operates under a charter that has been approved by our board and have the composition and responsibilities described below. Subject to phase-in rules and a limited exception, Nasdaq rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq rules require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

The members of our audit committee are Messrs. Zhe Zhang, Chi Zhang and Bugao Xu. Mr. Zhe Zhang serves as chairman of the audit committee. Each member of the audit committee is financially literate, and our Board of Directors has determined that Mr. Zhe Zhang qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

The members of our compensation committee are Messrs. Zhe Zhang, Chi Zhang and Bugao Xu. Mr. Chi Zhang serves as chairman of the compensation committee. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

●	reviewing and approving the compensation of all of our other officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Nominating Committee

The nominating committee of consists of Messrs. Zhe Zhang, Chi Zhang and Bugao Xu. Mr. Bugao Xu serves as chairman of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. We have adopted a charter for the nominating committee which details the principal functions of the committee. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or Board of Directors of another entity, one of whose executive officers served on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on our Board of Directors.

Compensation Recovery and Clawback Policies

Under the Sarbanes-Oxley Act, in the event of misconduct that results in a financial restatement that would have reduced a previously paid incentive amount, we can recoup those improper payments from our executive officers. The SEC also recently adopted rules which direct national stock exchanges to require listed companies to implement policies intended to recoup bonuses paid to executives if we are found to have misstated its financial results.

We have adopted the Executive Compensation Clawback Policy (the “Clawback Policy”), with an effective date of December 1, 2023, in order to comply with the final clawback rules adopted by the SEC under the Rule, and the listing standards, as set forth in the Nasdaq Listing Rule 5608 (the “Final Clawback Rules”).

The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation from our current and former executive officers as defined in the Rule (“Covered Officers”) in the event that we are required to prepare an accounting restatement, in accordance with the Final Clawback Rules. The recovery of such compensation applies regardless of whether a Covered Officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. Under the Clawback Policy, our board of directors may recoup from the Covered Officers erroneously awarded incentive compensation received within a lookback period of the three completed fiscal years preceding the date on which we are required to prepare an accounting restatement.

The foregoing description of the Clawback Policy does not purport to be complete and is qualified in its entirety by the terms and conditions of the Clawback Policy, a copy of which is filed as Exhibit 97.1 to our annual report on Form 10-K for the fiscal year ended December 31, 2023 and is incorporated herein by reference.

We revised our audited balance sheet as of May 4, 2023 and unaudited balance sheet as of June 30, 2023 and September 30, 2023, respectively, due to an improper financial treatment and classification of cash held in trust account and deferred underwriting commission. See Note 2 to our audited financial statement as of and for the year ended December 31, 2023 which are included elsewhere in this proxy statement/prospectus for details. Our compensation committee considers that as none of our officers or directors have received any cash or non-cash compensation for services rendered to us, including no incentive based compensation, the accounting revision as described herein does not require a recovery analysis of incentive-based compensation received by any of our executive officers during the relevant recovery period, and thus no erroneously awarded incentive based compensation is required to be recovered.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers, and employees. We have filed a copy of our form of Code of Ethics and the charters of our audit committee, compensation committee, and nominating committee as exhibits to the registration statement for our initial public offering. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K. See “Where You Can Find More Information.”

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	directors should not improperly fetter the exercise of future discretion;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill, and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

To the fullest extent permitted by law, our amended and restated articles of association provide that the Sponsor, its respective affiliates, successors, and assigns and their directors, managers, officers, members, partners, managing members, employees, and/or agents (the “Sponsor Group”) have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Golden Star, including to the extent that such members of the Sponsor Group serve as directors and/or officers of Golden Star. To the fullest extent permitted by law, Golden Star has renounced any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for the Sponsor Group, on the one hand, and Golden Star, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by law, members of the Sponsor Group have no duty to communicate or offer any such corporate opportunity to Golden Star and shall not be liable to Golden Star or its shareholders for breach of any fiduciary duty as a shareholder, director and/or officer of Golden Star solely by reason of the fact that such party pursues or acquires such corporate opportunity for himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to Golden Star, unless such opportunity is expressly offered to such director or officer solely in their capacity as a director or officer of Golden Star and the opportunity is one Golden Star is permitted to complete on a reasonable basis.

Our amended and restated articles of association also renounce any interest or expectancy of Golden Star in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both Golden Star and a member of the Sponsor Group, about which a director and/or officer who is also a member of the Sponsor Group acquires knowledge. To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in our amended and restated articles to be a breach of duty to Golden Star or its shareholders, Golden Star has waived, to the fullest extent permitted by law, any and all claims and causes of action that Golden Star may have for such activities.

Potential investors should also be aware of the following other potential conflicts of interest:

●	None of Golden Star’s officers or directors is required to commit his or her full time to Golden Star’s affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

●	In the course of their other business activities, Golden Star’s officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to Golden Star as well as the other entities with which they are affiliated. Golden Star’s management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

●	Sponsor does not have any redemption rights with respect to any Golden Star Ordinary Shares held by it. If Golden Star fails to complete its initial business combination within 21 months after the completion of its initial public offering (i.e., by February 4, 2025 (assuming all 12 monthly extensions are made) or such later date as may be approved by Golden Star’s shareholders in an amendment to the Golden Star amended and restated articles of association)), the proceeds of the sale of the Private Placement Units held in the Trust Account will be used to fund the redemption of the Golden Star Public Shares, and the Private Placement Units and underlying securities will be worthless. With certain limited exceptions, 50% of the Founder Shares will not be transferable, assignable or salable by Sponsor until the earlier of (i) six months after the date of the consummation of Golden Star’s initial business combination or (ii) the date on which the closing price of Golden Star’s ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after Golden Star’s initial business combination and the remaining 50% of the Founder Shares may not be transferred, assigned or sold until six months after the date of the consummation of our initial business combination, or earlier, in either case, if, subsequent to our initial business combination, we consummate a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. With certain limited exceptions, the Private Placement Units and underlying securities will not be transferable, assignable or salable by our Sponsor until 30 days after the completion of our initial business combination. Since our Sponsor and officers and directors may directly or indirectly own ordinary shares and rights following this offering, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

●

Our officers and directors may have a conflict of interest with respect to evaluating the Business Combination to the extent of their interests in the Sponsor and in the case of Kenneth Lam, Golden Star’s Chief Financial Officer, as a result of his prospective appointment as a director of Pubco following consummation of the Business Combination as required as a condition in the Business Combination Agreement.

●

The Sponsor has invested an aggregate of $3,095,000 in Golden Star, comprised of the $25,000 purchase price for 1,725,000 founder shares (approximately $0.014 per share) and the $3,070,000 purchase price for 307,000 Private Shares. Accordingly, even if the trading price for shares of Combined Entity common stock following the Business Combination was as low as approximately $1.52 per share, the aggregate market value of the founder shares and Private Shares would be approximately equal to the initial investment in Golden Star by the Sponsor. Given the differential in purchase price that the Sponsor paid for the Golden Star ordinary shares as compared to the price of the Golden Star units sold in the IPO, the Initial Shareholders may realize a positive rate of return on such investment even if Golden Star public shareholders experience a negative rate of return following the Business Combination.

●

The Sponsor, officers, and directors will lose their entire investment in Golden Star and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by February 4, 2025 (assuming exercise of each of the 12 monthly extensions, or such later date as may be approved by Golden Star’s shareholders in an amendment to the Golden Star amended and restated articles of association).

●	As of the Record Date, the Initial Shareholders of Golden Star owned an aggregate of 2,032,000 ordinary shares. They have waived their right to redeem these shares, or to receive distributions with respect to these shares upon the liquidation of the Trust Account if Golden Star is unable to consummate a business combination. Based on a market price of $10.68 per share and $11.01 per unit on the Record Date, the value of these shares was approximately $21.8 million. These ordinary shares acquired by the Initial Shareholders prior to the IPO will be worthless if Golden Star does not consummate a business combination. Consequently, directors’ and officers’ discretion in identifying and selecting Gamehaus as a suitable target business may result in a conflict of interest when determining whether the terms, conditions, and timing of the Business Combination are appropriate and in Golden Star’s Public Shareholders’ best interest.

●	The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate.

The conflicts described above may not be resolved in our favor. Except as described above, none of the Sponsor, Golden Star, or its directors or officers have a conflict of interest because of relationship with Gamehaus.

Notwithstanding these conflicts of interest, Golden Star’s directors and officers believe that consummation of the Business Combination is in the best interests of the Public Shareholders for the following reasons:

●	Golden Star management analyzed investment opportunities in various sectors and geographic regions in an effort to locate the best potential business combination opportunity for its shareholders.

●	Gamehaus is a technology-driven mobile game publishing company dedicated to nurturing partnerships with and amplifying the success of small- and medium-sized game developers. With its data-driven commercialization support and optimized game distribution solutions, Gamehaus helps small- and medium-sized game developers stay competitive in the global gaming market.

●	Golden Star believes that a business combination with Gamehaus will provide Golden Star shareholders with an opportunity to participate in a company with significant growth potential. See the section entitled “The Business Combination Proposal—Golden Star’s Board of Directors’ Reasons for Approval of the Business Combination.”

●	The Golden Star Board received the fairness opinion from CHFT Advisory and Appraisal Ltd., as to the fairness, from a financial point of view, to Gamehaus, of the consideration to be paid by Golden Star (in the form of Pubco Ordinary Shares) pursuant to the Business Combination Agreement. For additional information, please see the section titled “Proposal No. 1—The Business Combination Proposal—Summary of Financial Analysis of CHFT Advisory and Appraisal Ltd.” and the opinion of CHFT Advisory and Appraisal Ltd. attached hereto as Annex F.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities.

Below is a table summarizing the entities to which our officers and directors currently have fiduciary duties or contractual obligations:

Individual	Entity	Entity’s Business	Affiliation
Linjun Guo	N/A	N/A	N/A

Kenneth Lam	N/A	N/A	N/A

Zhe Zhang	KX Power Limited Alpha Star Acquisition Corporation SIFT Capital	Renewable Energy Special Purpose Acquisition Company Investment	Chief Executive Officer Chief Executive Officer Partner and Chief Executive Officer

Chi Zhang	Grains Valley Capital	Investment	Partner

Bugao Xu	N/A	N/A	N/A

Konstantin A. Sokolov	Alpha Star Acquisition Corporation Metal Sky Star Acquisition Corporation	Special Purpose Acquisition Company Special Purpose Acquisition Company	Director Director

Accordingly, if any of the above officers or directors become aware of a business combination opportunity which is suitable for any of the above entities to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We do not believe, however, that any of the foregoing fiduciary duties or contractual obligations will materially affect our ability to complete our initial business combination, because the specific focuses of a majority of these entities differ from our focus and the type or size of the transaction that such companies would most likely consider are of a size and nature substantially different than what we are targeting.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, officers, or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions for the type of company we are seeking to acquire or an independent accounting firm, that such an initial business combination is fair to our company from a financial point of view.

In the event that we submit our initial business combination to our Public Shareholders for a vote, our Sponsor, officers and directors have agreed, pursuant to the terms of a letter agreement entered into with us, to vote any Founder Shares and Private Shares held by them (and their permitted transferees will agree) and any public shares purchased during or after the offering in favor of our initial business combination.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provides for indemnification of our (former and existing) officers and directors (“Indemnified Persons”) to the maximum extent permitted by law against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in or about the conduct of Golden Star’s business or affairs or in the execution or discharge of the Indemnified Person’s duties, powers, authorities or discretions. This includes all costs, expenses, losses or liabilities incurred by the Indemnified Person in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning Golden Star or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere. However, no Indemnified Person shall be indemnified in respect of any matter arising out of his own actual fraud, willful default or willful neglect. We may purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION.

No executive officer has received any cash or non-cash compensation for services rendered to us.

No compensation or fees of any kind, including finder’s, consulting fees and other similar fees, will be paid to our founders, members of our management team or their respective affiliates, for services rendered prior to, or in order to effectuate the consummation of, our initial business combination (regardless of the type of transaction that it is). Following the consummation of the initial business combination, directors will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us.

After completion of our initial business combination, members of our management team who remain with us may be paid employment, consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to our shareholders. The amount of such compensation may not be known at the time of a shareholder meeting held to consider an initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in an Exchange Act filing such as Current Report on Form 6-K, as required by the SEC.

GOLDEN STAR MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to “Golden Star,” the “Company,” “our,” “us,” or “we” refer to Golden Star Acquisition Corporation. References to Golden Star’s “management” or Golden Star’s “management team” refer to Golden Star’s officers and directors. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the audited financial statements and the notes thereto contained elsewhere in this report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

We are a blank check company incorporated in the Cayman Islands on July 9, 2021, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar Business Combination with one or more businesses. We intend to effectuate our Business Combination using cash derived from the proceeds of the Initial Public Offering and the sale of the Private Units, our shares, debt or a combination of cash, shares, and debt.

We expect to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete the Business Combination will be successful.

Our Sponsor is G-Star Management Corporation, a British Virgin Islands incorporated company.

We will have up to 21 months from the closing of the IPO to complete our initial business combination if we extend the period of time to consummate a business combination, which may be accomplished only if our Sponsor deposits additional funds into the Trust Account. The Sponsor may extend the deadline for completion of an initial business combination from February 4, 2024 up to twelve times, each by an additional one month until February 4, 2025, subject to our Sponsor depositing additional funds into the Trust Account with an initial monthly extension fee of US$230,000 (equivalent to US$0.033 per public share), as amended.

On April 1, 2024, our board of directors amended the monthly fee payable by the sponsor and/or its designee into the Trust Account to extend the date by which we must consummate its initial business combination to an amount equal to $0.02 for each outstanding public share (the “Amended Monthly Extension Fee”).The Amended Monthly Extension Fee will become operative beginning on April 4, 2024 and the 4th of each succeeding month until February 4, 2025. In connection with the votes to approve the Amended Monthly Extension, 1,596,607 public shares of our Company were rendered for redemption, which shall result in a total of 5,303,393 public shares of the Company remaining.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from inception through December 31, 2023 were organizational activities, those necessary to prepare for the Initial Public Offering, as described below, and after the Initial Public Offering, and identifying a target company for a business combination. We do not expect to generate any operating revenues until after the completion of our initial Business Combination. We may generate non-operating income from the amount held in the Trust Account. We are incurring expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with completing a business combination.

For the year ended December 31, 2023, we had a net income of $1,499,586, which consists of operating costs of $857,737, offset by interest and dividends earned on marketable securities held in the Trust Account of $2,357,323.

For the year ended December 31, 2022, we had a net loss of $5,700, which is related to our formation and operational costs.

Going Concern Consideration

As of December 31, 2023, we had working capital deficit of $503,727, including a $7,500 overdraft of the available cash held in the Trust Account for working capital purposes, which indicated a lack of liquidity we needed to sustain operations for a reasonable period of time, which was considered to be one year from the issuance date of the financial statements.

We have incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a business combination. These conditions raise substantial doubt about our ability to continue as a going concern one year from the issuance date of the financial statements. In order to finance transaction cost in connection a business combination, our Sponsor or an affiliate of our Sponsor, or our officers and directors may, but are not obligated to, provide us related party loans. On July 28, 2023, we secured additional funding of up to $500,000 from our Sponsor through the issuance of a promissory note which will be matured upon the consummation of the initial business combination. On April 1, 2024, we amended and restated the promissory note solely to amend and restate the aggregate principal amount we may borrow to up to $1,000,000. There is no assurance that our plans to consummate a business combination will be successful within the prescribed time frame. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is uncertain that we will be able to consummate a business combination by this time, and if a business combination is not consummated by this date, then there will be a mandatory liquidation and subsequent dissolution of our company.

In connection with our assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that mandatory liquidation, should a business combination not occur, and potential subsequent dissolution raises substantial doubt about our ability to continue as a going concern for a reasonable period of time, which is considered to be one year from the issuance of the financial statements.

Our management plans to address this uncertainty through the initial business combination as discussed above. There is no assurance that our plans to consummate the initial business combination will be successful or successful by the deadline of completing an initial business combination as described above. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity and Capital Resources

On May 4, 2023, we consummated the IPO of 6,900,000 Units (including the exercise in full of the over-allotment option by the underwriters in the IPO) at $10.00 per Unit, generating gross proceeds of $69,000,000. Each Unit consists of one ordinary share and one right to receive two-tenths (2/10) of an ordinary share upon the consummation of a business combination. Simultaneously with the IPO, we sold to our Sponsor 307,000 units at $10.00 per unit in a private placement generating total gross proceeds of $3,070,000. Offering costs amounted to $3,752,890 consisting of $1,380,000 of underwriting fees, $1,725,000 of deferred underwriting fees, and $647,890 of other offering costs. We received net proceeds of $70,337,513 from the IPO and the private placement, of which amounts of $647,518 in excess of $69,690,000 was available to be used as our working capital. The net proceeds were deposited in the Trust Account.

For the year ended December 31, 2023, net cash used in operating activities was $375,385, which mainly consisted net income of $1,499,586, off-setting by the increase of the prepaid expenses and investment income earned and reinvested in the Trust Account, and increase of accrued liabilities. Net cash provided by financing activities in amount of $70,020,462 mainly consisted of the proceeds from sales of Public Units with amount of $69,000,000 and sales of Private Placement Units with amount of $3,070,000, off-setting by the offering cost paid during the period. Net cash used in investing activities is $69,682,500 which is invested into the marketable security held in Trust Account, and mainly consisted of the investment of marketable securities in Trust Account with amount of $70,355,085 and offset by cash withdrawn from Trust Account for working capital purposes with amount of $672,585.

For the year ended December 31, 2022, net cash used in operating activities was $158,398, which consisted of net loss of $5,700, an increase in deferred offering costs of $114,708, and a decrease in accrued offering cost and other liabilities of $35,690. Net cash provided by financing activities was from the drawdown of the Promissory Note (as defined below) of $175,000.

As of December 31, 2023, we had investments held in the Trust Account for marketable securities of $72,039,823. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (which interest shall be net of taxes payable and excluding deferred underwriting commissions) to complete our Business Combination. To the extent that our share capital is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of December 31, 2023, we had cash of nil for working capital purposes. We intend to use the funds for working capital purposes primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete a business combination.

As of December 31, 2023, we had working capital deficit of $503,727 including a $7,500 overdraft of the available cash held in the Trust Account for working capital purposes, which indicated a lack of liquidity we needed to sustain operations for a reasonable period of time, which was considered to be one year from the issuance date of the financial statements.

On July 28, 2023, we issued an unsecured promissory note to the Sponsor. Pursuant to the promissory note (the “Second Promissory Note”), we may borrow up to an aggregate principal amount of $500,000, which is non-interest bearing and payable upon the consummation of our initial Business Combination. The Second Promissory Note has no conversion feature, and no collateral. The Sponsor waives any and all right, title, interest or claim of any kind in or to any distribution of or from the Trust Account, and agrees not to seek resources, reimbursement, payment or satisfaction for any claim against the Trust Account for any reason whatsoever. On April 1, 2024, we amended and restated the Second Promissory Note solely to amend and restate the aggregate principal amount we may borrow to up to $1,000,000. $672,136 was drawdown of the Second Promissory Note for payments of extension fees as of the date of this proxy statement/prospectus.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial Business Combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial Business Combination, we would repay such loaned amounts. In the event that our initial Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units at a price of $10.00 per unit (which, for example, would result in the holders being issued 180,000 ordinary shares if $1,500,000 of notes were so converted (including 30,000 shares upon the closing of our initial Business Combination in respect of 150,000 rights included in such units) at the option of the lender. The units would be identical to the private placement units issued to our Sponsor. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.

We believe we may have insufficient funds to meet the required expenditures of operation prior to our initial Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our public shares upon completion of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination. We have determined that insufficient working capital, mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, which is considered to be one year from the issuance of the financial statements.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2023. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than agreements to pay our Sponsor a monthly fee of $10,000 for certain general and administrative services, including office space, utilities and administrative services, provided to us. We began incurring such fees on May 1, 2023 and will continue to incur such fees monthly until the earlier of the completion of a business combination and our liquidation.

On August 11, 2021, we issued an unsecured promissory note to our Sponsor, which was later amended on January 12, 2022 and January 4, 2023. Pursuant to the promissory note and its amendments (the “Promissory Note”), we may borrow up to an aggregate principal amount of $500,000, which is non-interest bearing and payable on the earlier of (i) December 31, 2023 or (ii) the consummation of the IPO. We drew down proceeds of $500,000 before February 14, 2023. On April 6, 2023, we transferred all cash balance of $181,573 in our escrow account to our Sponsor, which was deemed to be a partial repayment of the outstanding principal under the Promissory Note. On May 4, 2023, the remaining balance was fully repaid upon the consummation of the IPO.

On July 28, 2023, we issued the Second Promissory Note to our Sponsor. Pursuant to the Second Promissory Note, we may borrow up to an aggregate principal amount of $500,000, which is non-interest bearing and payable upon the consummation of our initial Business Combination. The Second Promissory Note has no conversion feature, and no collateral. Our Sponsor waives any and all right, title, interest or claim of any kind in or to any distribution of or from the Trust Account, and agrees not to seek resources, reimbursement, payment or satisfaction for any claim against the Trust Account for any reason whatsoever. As of December 31, 2023, we had borrowed an aggregate amount of nil regarding to the Second Promissory Note. On April 1, 2024, we amended and restated the Second Promissory Note solely to amend and restate the aggregate principal amount we may borrow to up to $1,000,000. $672,136 was drawdown of the Second Promissory Note for payments of extension fees as of the date of this proxy statement/prospectus.

Pursuant to a registration rights agreement we entered into with our Sponsor on May 1, 2023, the holders of the Founder Shares, Private Placement Units, and units that may be issued on conversion of working capital loans (and any securities underlying the Private Placement Units and the working capital loans) will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of our IPO requiring us to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial Business Combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. We will bear the expenses incurred in connection with the filing of any such registration statements.

On May 4, 2023, we paid a cash underwriting commission of two percent (2.0%) of the gross proceeds of the IPO, or $1,380,000. The underwriter is entitled to a deferred fee of two and one-half percent (2.5%) of the gross proceeds of the Initial Public Offering, or $1,725,000 as the underwriter’s over-allotment option is exercised in full. The deferred fee will be paid in cash upon the closing of a business combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement. The underwriters are entitled to a deferred underwriting discount of 2.5% of the gross proceeds of our IPO upon the completion of our initial Business Combination.

On September 16, 2023, we entered into a Business Combination Agreement with Gamehaus Inc., Gamehaus Holdings Inc. (“Pubco”), and their wholly owned subsidiaries for a Business Combination. The merger involves multiple steps and will result in the cancellation and conversion of various shares into Pubco’s Class A and Class B Ordinary Shares. After the closing of the transactions contemplated by the Business Combination Agreement, we will become a wholly owned subsidiary of Pubco. The deal is expected to close in the first half of 2024, subject to various conditions, including shareholder approvals and regulatory clearances. Additionally, related agreements such as the shareholder support agreement, founder lock-up agreement, seller lock-up agreement, and registration rights agreements have been executed.

Critical Accounting Policies and Estimates

Critical accounting policies

Marketable securities held in Trust Account

Our investments held in the trust account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in the trust account are included in interest and dividends earned on marketable securities held in trust account in the accompanying statements of operations. The estimated fair values of investments held in the trust account are determined using available market information. As of December 31, 2023 and December 31, 2022, we had $72,039,823 and nil marketable securities held in the trust account, respectively, and there was a $7,500 overdraft of the available working capital not subject to redemption. The available working capital held in the trust account was the excess amount of $69,690,000 from the IPO and any interest and dividends earned which are subject to redemption.

Offering costs associated with the Initial Public Offering

We comply with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A – “Expenses of Offering”. Offering costs consisted of principally of professional and registration fees incurred that were directly related to the IPO. Upon completion of the IPO, offering costs were allocated to the separable financial instruments issued in the IPO based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to the rights were charged to the shareholders’ equity. Offering costs allocated to the ordinary shares were charged against the carrying value of ordinary shares subject to possible redemption upon the completion of the IPO.

Ordinary shares subject to possible redemption

We account for our ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Our ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of our balance sheet.

We recognize changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital and accumulated deficit if additional paid in capital equals to zero. The interest and dividends earned by the marketable security held in trust, and the extension fee invest into the marketable security held in trust, were also recognizes in redemption value against additional paid-in capital and accumulated deficit immediately. The proceeds on the deposit in the trust account, including interest (which interest shall be net of taxes payable, and less up to $50,000 of interest to pay dissolution expenses) will be used to fund the redemption of the public shares.

Net income (loss) per share

We comply with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, we first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net income (loss) less any dividends paid. We then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public shareholders.

The calculation of diluted net income (loss) per ordinary shares and related weighted average of the ordinary shares does not consider the effect of the rights issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the rights are contingent upon the occurrence of future events. As of December 31, 2023, we did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares in our earnings. As a result, diluted net income (loss) per ordinary shares is the same as basic net income (loss) per ordinary share for the periods presented.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the periods reported. Actual results could materially differ from those estimates. We have not identified any critical accounting estimates.

Recent Accounting Pronouncements

Our management do not believe that any recently issued, but not yet effective, accounting updates, if currently adopted, would have a material effect on our financial statements.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” under the JOBS Act and are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We elected to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

As an “emerging growth company”, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Controls and Procedures

Evaluation of disclosure controls and procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our chief executive officer and chief financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon their evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15 (e) and 15d-15 (e) under the Exchange Act) were not effective as of December 31, 2023.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

We have identified a material weakness in our internal control over financial reporting as of December 31, 2023, relating to ineffective review and approval procedures over journal entries and financial statement preparation which resulted in errors not being timely identified in prior period financial statements, such as the misclassification of the trust account balance and deferred underwriting commissions payable as current assets and current liabilities instead of non-current assets and non-current liabilities, respectively, and in current year financial statements of an over-accrual of certain vendor’s liabilities as of December 31, 2023. We concluded that the failure to timely identify such accounting errors constituted material weakness as defined in the SEC regulations. As such, management determined that our disclosure controls and procedures (as defined in Rules 13a-15 (e) and 15d-15 (e) under the Exchange Act) were not effective as of December 31, 2023.

To respond to this material weakness, we have devoted, and plan to continue to devote, significant effort and resources to the remediation and improvement of our internal control over financial reporting. While we have processes to identify and appropriately apply applicable accounting requirements, we plan to enhance our system of evaluating and implementing the complex accounting standards that apply to our financial statements. Our plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over the time, and we can offer no assurance that these initiatives will ultimately have the intended effects, or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. Even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

Changes in internal control over financial reporting

Other than as discussed above, there has been no change in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2023 has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

BUSINESS OF GAMEHAUS

Unless the context otherwise requires, references in this “Business of Gamehaus” section to “we,” “us,” “our,” and similar first-person references are intended to mean the business and operations of Gamehaus and its consolidated subsidiaries taken as a whole prior to the Business Combination and Pubco and its consolidated subsidiaries taken as a whole following the Business Combination. References to Gamehaus’ operating subsidiaries are included with respect to the business and operations strictly concerning such subsidiaries. The discussion of Gamehaus’ business and the mobile gaming industry below is qualified by, and should be read in conjunction with, the discussion of the risks related to Gamehaus’ business and industry detailed elsewhere in this prospectus.

Overview

We are a technology-driven mobile game publishing company dedicated to nurturing partnerships with and amplifying the success of small- and medium-sized game developers. With our data-driven commercialization support and optimized game distribution solutions, we help small- and medium-sized game developers stay competitive in the global gaming market.

As a game publisher targeting the global market, we distribute mobile games created by our developer partners across a wide range of gaming markets worldwide, including in countries such as the U.S., the U.K., Australia, Germany, France, Canada, Brazil, Japan, and India, among others. As of the date of this proxy statement/prospectus, we have built a diverse game portfolio across multiple genres, including social casino, match, simulation, RPG, puzzle, and bingo. See “—Game Genres and Portfolio.” Our most popular game category is social casino, and the majority of our users for this genre are located in Europe and North America. As a result, more than 75% of our revenue for the six months ended December 31, 2023 and the fiscal year ended June 30, 2023 was derived from the European and North American markets. As of the date of this proxy statement/prospectus, we have published approximately 110 mobile games and have achieved over 200 million cumulative downloads.

We operate as a game publishing company, but our role extends beyond that. As we understand the challenges faced by small- and medium-sized game developers, who typically lack commercialization capabilities and face intense competition from large game developers in the mobile gaming industry with channel and resource advantages, we have developed a symbiotic relationship with small- and medium-sized game developers to drive mutual growth and success. Specifically, by leveraging our extensive experience in the mobile gaming industry, our technological advantages, and our data-driven insights into game content production and distribution, we offer a comprehensive package of services covering all aspects of the game life cycle, including (i) game development, (ii) screening and pre-publication testing, (iii) user acquisition, and (iv) monetization. See “—Services.” Our proven and scalable growth model allows us to remain an asset-light company while fostering partnerships with game developers by selecting games that are most likely to succeed and distribute these games through the most appropriate distribution channels, so as to maximize the ROI in game promotion and marketing. As of the date of this proxy statement/prospectus, we have worked with over 70 developer partners since the incorporation of our Company, who are all located in the PRC.

Our revenue for the six months ended December 31, 2023 was $77.2 million, with net cash flows used in operating activities of $2.3 million, compared to $77.8 million of revenue and $1.4 million of net cash flows generated from operating activities for the six months ended December 31, 2022. Our revenue for the fiscal year ended June 30, 2023 was $168.2 million, with net cash flows generated from operating activities of $2.2 million, compared to $140.9 million of revenue and $3.7 million of net cash flows used in operating activities for the fiscal year ended June 30, 2022. We had net income of $3.9 million, $4.1 million, and $1.5 million for the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022, respectively.

Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Focused on Serving Small- and Medium-Sized Developers by Leveraging our Established Industry Reputation and Experience

With the introduction of game engines such as Unity and Unreal, which provide a software development environment that enables game developers to combine different game elements, such as sound, graphics, and AI, into the framework of a game, game developers with limited resources and smaller teams have gained greater access to the market. Today, small- and medium-sized developers are assuming increasingly significant roles in the mobile gaming industry—a trend expected to continue in the foreseeable future. According to the Frost & Sullivan Report (as defined below), there were over 80,000 small- and medium-sized mobile game developers in 2022 globally, and the number is expected to exceed 100,000 in 2027. The surge in the number of small- and medium-sized developers entering the mobile game market has created a heightened demand for comprehensive commercialization support that is easily accessible to large game developers, such as extensive playtesting, user data analysis, corporate operation management, and marketing. Recognizing this emerging landscape, we have seized the opportunity by focusing on serving the needs of small- and medium-sized developers. Our goal is to provide comprehensive support to enable these developers to successfully commercialize and monetize their products and maintain a competitive edge in a highly challenging market. As of the date of this proxy statement/prospectus, through our marketing and networking efforts, we have relationships with over 200 potential developer teams due to our expertise and commitment to providing high-quality solutions. See “—Developer Partners.” As of the date of this proxy statement/prospectus, with over 100 games published and over 200 million cumulative downloads, we have forged long-term relationships with over 70 game publishers. With our commitment to innovation and continuous improvement, we have worked to establish ourselves as a trusted and experienced player in the gaming industry.

Sophisticated Technology Systems and Platforms with Data Expertise that Empower Game Publishing

We utilize sophisticated data-driven technologies to empower game developers through the full life cycle of game development and distribution. As of the date of this proxy statement/prospectus, we have registered 61 software copyrights in the PRC and have designed and developed a wide spectrum of technology and analytics infrastructure, including the Game Version Control System, the Online Testing Detection and Auxiliary Management System, the Financial Self-Service Reconciliation and Settlement System, and the Game Development and Deployment Process Control Service System, to improve the efficiency of our administrative processes and game publishing services. See “—Technology.” Additionally, we have accumulated extensive data and have developed sophisticated data processing and analytical capabilities to contribute to our game publishing business. Specifically, over the past six years, we have collected over 100 billion pieces of game data in our data research, with a daily growth of over 100 million pieces. We have developed a variety of technology systems and models that typically feature real-time data tracking and analyzing, including our business publishing predictive tool and intelligent advertising management system, to help maximize profitability opportunities for each game we publish and extend its shelf life. The game data provides a solid foundation for our game development tools, game publication tools, and operation management tools, all of which help us work more efficiently and make wiser decisions. At the game development stage, we provide AIGC services to help developers generate textual and visual content. See “—Services—Game development.” Throughout the screening and testing phase, we use our publishing business predictive tool/model to analyze testing data to better understand a game’s user acquisition costs, retention rates, conversion rates, and ARPU across different distribution channels. With our predictive tool/model, we are able to make informed decisions about whether to release a particular game or not based on LTV prediction, which is a measure of the profitability and revenue of a game. See “—Services—Screening and Testing.” Further, in the promotion phase and monetization phase, leveraging data-driven technologies, we can swiftly identify the most cost-efficient advertisement channels and promotion events, enhancing our operational efficiency. See “—Services—User Acquisition.”

Solid Developer Partner Base and Game Portfolio Spanning a Wide Range of Genres

We have cultivated collaborative partnerships with game developers to drive mutual growth and success. Since 2016, we have been actively establishing strategic alliances with game developers through exclusive license agreements. See “—Developer Partners.” As a company headquartered in Shanghai, we enjoy the advantage of convenient access to an extensive network of highly skilled and efficient Chinese developers and their products. As of the date of this proxy statement/prospectus, through our marketing and networking efforts, we have relationships with over 200 developer teams, partnering specifically with 68 game developers. Through our highly integrated and comprehensive game development system and technology support system, we provide our developer partners with valuable support in producing game content and commercializing their games efficiently and effectively.

In contrast to our competitors who primarily rely on in-house teams for the development of game products and related intellectual property rights, our partnerships with small- and medium-sized developers allow us to effectively screen a large number of small and mid-sized developers and their innovative game products. Consequently, we are able to develop a diverse game portfolio spanning a wide range of game genres, including social casino, match, simulation, RPG, puzzle, and bingo, to meet the needs of an equally diverse consumer base. Our partnerships with developers extend beyond the realm of game developers and publishers. Building upon our robust game portfolio, we strategically invest in selected developer teams to foster even stronger cooperative relationships with them. This investment approach was initiated in December 2019. As of the date of this proxy statement/prospectus, we have invested in eight talented developer teams. The investments further solidify our commitment to fostering collaborative growth within the industry and help us maintain long-term cooperation with the selected developers. The investments also better align the game developers’ interests with our interests and drive better returns.

A Visionary and Experienced Management Team with Strong Technical and Operational Expertise

Our success is attributable to the deep industry experience and proven execution track record of our Senior Management and business teams, with global perspectives and insightful knowledge of the mobile gaming industry. Our founder, Mr. Feng Xie, is a serial entrepreneur with extensive experience in the mobile and technology-related industries. In 2010, Mr. Xie founded Shanghai Holaverse Network Technology Co., Ltd., which acquired 390 million users globally in nine months and ranked among the top 10 Android developers on Google Play. Prior to this, Mr. Xie served in senior management capacities at HTC Corporation, Microsoft (China) Co., Ltd., and TCL Technology Group Corporation. Mr. Yimin Cai, our director and a partner and director of business development at Shanghai Kuangre, previously worked for PricewaterhouseCoopers and is an avid gamer himself. Mr. Cai has extensive experience assisting Chinese companies to succeed in overseas markets. The rest of our management team are all industry experts joining from leading companies in various industries, such as Microsoft, PwC Management Consulting (Shanghai) Co., Ltd., 360 Security Technology Inc., and Canaan, Inc., bringing deep technical expertise, industry knowledge, and international experience to our Company. We rely on our visionary, experienced, and passionate management team to drive our business growth. Their insights into the new trends in game development have helped guide our business expansion in the rapidly changing mobile gaming industry.

Corporate History and Structure

We began our operations through Shanghai Kuangre, which is a limited liability company established pursuant to PRC laws on August 25, 2016. Shanghai Kuangre has formed the following two wholly owned subsidiaries pursuant to Hong Kong laws: (i) Dataverse, which was established on September 9, 2016 and (ii) Avid.ly Co., Limited (“Avid.ly”), which was established on June 21, 2017.

We underwent a series of restructuring transactions, which primarily included:

●	on December 2, 2020, we incorporated Gamehaus under the laws of the Cayman Islands;

●	on December 9, 2020, we incorporated Joypub Holding Limited (“Gamehaus BVI”) pursuant to the laws of the British Virgin Islands as a wholly owned subsidiary of Gamehaus;

●	on January 7, 2021, we incorporated Gamehaus Limited (“Gamehaus HK”) in Hong Kong as a wholly owned subsidiary of Gamehaus BVI;

●	on March 4, 2021, we incorporated Chongqing Haohan pursuant to PRC laws as a wholly owned subsidiary of Gamehaus HK;

●	on April 8, 2021, we incorporated Beijing Haoyou Network Technology Co., Ltd. (“Beijing Haoyou”) pursuant to PRC laws as a wholly owned subsidiary of Chongqing Haohan;

●	on October 29, 2021 and July 1, 2022, Gamehaus HK acquired an aggregate of 35.89% of the equity interests in Shanghai Kuangre from seven shareholders of Shanghai Kuangre for a total consideration of RMB142,325,400. On May 31, 2023, Gamehaus HK acquired an aggregate of RMB109,560,000 worth of paid-up registered capital in Shanghai Kuangre, which was converted from the capital reserved and resolved by the shareholders’ meeting. On October 16, 2023, Gamehaus HK completed the procedure of decreasing its subscribed capital in Shanghai Kuangre, and owed approximately 76.77% of the equity interests in Shanghai Kuangre. In February 2024, Gamehaus HK entered into share transfer agreements with Mr. Feng Xie and other minority shareholders to acquire the remaining approximately 23.23% of the equity interests in Shanghai Kuangre. As of the date of this proxy statement/prospectus, Gamehaus HK owns 100% of the equity interests in Shanghai Kuangre;

●	on May 25, 2022, we incorporated Gamehaus Pte. Ltd. (“Gamehaus SG”) pursuant to the laws of Singapore as a wholly owned subsidiary of Gamehaus Cayman;

●	on September 30, 2022, we incorporated Shanghai Haoyu Network Technology Co., Ltd. (“Shanghai Haoyu”) pursuant to PRC laws as a wholly owned subsidiary of Gamehaus SG;

●	on May 17, 2021, we incorporated Gamepromo pursuant to Hong Kong laws as a wholly owned subsidiary of Gamehaus HK; and

●	on August 15, 2022, Chongqing Haohan acquired an aggregate of 70% of the equity interests in Chongqing Fanfengjian Network Technology Co., Ltd. (“Chongqing Fanfengjian”), a limited liability company incorporated under the laws of the PRC through a share issuance on April 16, 2021, for a total consideration of RMB8,000,000. Chongqing Fanfengjian holds 100% of the equity interests in Shanghai Fanfengjian Network Technology Co., Ltd. (“Shanghai Fanfengjian”), which is a limited liability company incorporated pursuant to PRC laws on November 19, 2021.

The following diagram illustrates our corporate structure as of the date of this proxy statement/prospectus:

Notes: The percentage of voting interest held by each of our shareholders is calculated on the basis that each holder of ordinary shares of Gamehaus is entitled to one vote per share and each holder of preferred shares of Gamehaus is also entitled to one vote per share.

(1)	Represents 46,839,944 ordinary shares of Gamehaus held by Funtery Holding Limited, a British Virgin Islands company, which is (a) 33.33% owned by Cyberjoy Holding Limited, a British Virgin Islands company wholly owned by Feng Xie; and (b) 66.67% owned by Funomic Holding Limited, a British Virgin Islands company that is wholly owned by Playfund Trust, a trust established under the laws of the Republic of Singapore by Feng Xie, as settlor, with Vistra Trust (Singapore) Pte. Limited being appointed as the trustee and Cyberjoy Holding Limited as the beneficiary.

(2)	Represents 15,960,400 ordinary shares of Gamehaus held by Xi Yan, the 100% owner of Joystick Holding Limited, as of the date of this proxy statement/prospectus.

(3)	Represents 3,192,080 ordinary shares of Gamehaus held by Ling Yan, the 100% owner of Azuresky Holding Limited, as of the date of this proxy statement/prospectus.

(4)	Represents 7,980,200 ordinary shares of Gamehaus held by Yimin Cai, the 100% owner of Carmira Holding Limited, as of the date of this proxy statement/prospectus.

(5)	Represents 16,957,925 preferred shares of Gamehaus held by True Thrive Limited, as of the date of this proxy statement/prospectus.

(6)	Represents 8,866,960 preferred shares of Gamehaus held by DWC Technology Limited, as of the date of this proxy statement/prospectus.

(7)	Represents 13,300,280 preferred shares of Gamehaus held by Shanghai Yingben Investment Partnership (Limited Partnership), as of the date of this proxy statement/prospectus.

(8)	Represents 9,897,842 preferred shares of Gamehaus held by Beijing Zhiyi, as of the date of this proxy statement/prospectus.

(9)	Represents 8,866,960 preferred shares of Gamehaus held by Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership), as of the date of this proxy statement/prospectus.

(10)	Represents 7,980,200 preferred shares of Gamehaus held by Shanghai Jintou Network Technology Co., Ltd., as of the date of this proxy statement/prospectus.

(11)	Represents an aggregate of 8,866,960 preferred shares and 1,436,436 ordinary shares of Gamehaus held by three shareholders, Zhuhai Qianming Investment Partnership (Limited Partnership), Ningbo Meishan Bonded Port Xiangchuang Investment Partnership (Limited Partnership), and Dan Gao, each holding less than 5% of our total shares, as of the date of this proxy statement/prospectus.

(12)	As of the date of this proxy statement/prospectus, in addition to the 70% of the shares held by Chongqing Haohan, the remaining 30% of the shares of Chongqing Fanfengjian are collectively owned by two shareholders (specifically, 20% owned by Chongqing Xuhai Information Technology Partnership (Limited Partnership) and 10% owned by Hewei Zhao.

The following diagram illustrates Pubco’s corporate structure immediately following the consummation of the Business Combination:

Notes: The percentage of voting interest held by each of Pubco’s shareholders is calculated on the basis that each holder of Pubco Class B Ordinary Shares is entitled to 15 votes per Pubco Class B Ordinary Share and each holder of Pubco Class A Ordinary Shares is entitled to one vote per Pubco Class A Ordinary Share. According to the Business Combination Agreement, (i) each of the 46,839,944 specially designated ordinary shares held by Funtery Holding Limited immediately prior to the First Merger Effective Time will be cancelled and converted into the right to receive the number of Pubco Class B Ordinary Shares equal to the Exchange Ratio; (ii) each of the ordinary shares of Gamehaus (except for the 46,839,944 specially designated ordinary shares held by Funtery Holding Limited) will be cancelled and converted into the right to receive the number of Pubco Class A Ordinary Shares equal to the Exchange Ratio; (iii) each preferred share of Gamehaus that is issued and outstanding immediately prior to the First Merger Effective Time will be first converted into such number of ordinary shares of Gamehaus pursuant to the memorandum and articles of association of Gamehaus, as amended, and immediately thereafter such resulting ordinary shares will be converted into the right to receive such number of Pubco Class A Ordinary Shares based on the Exchange Ratio; and (iv) each ordinary share of Golden Star that is issued and outstanding immediately prior to the Effective Time shall be cancelled and automatically converted into the right to receive one Pubco Class A Ordinary Share.

(1)	Represents [●] Pubco Class A Ordinary Shares held by G-Star Management Corporation, the Sponsor of Golden Star. Each of Golden Star’s officers and directors prior to the Business Combination—namely, Linjun Guo, Kenneth Lam, Chi Zhang, Zhe Zhang, Bugao Xu, and Konstantin A. Sokolov—is a shareholder of G-Star Management Corporation; however, Linjun Guo, Guojian Chen and Junxian Du are directors of the Sponsor and therefore have voting and investment discretion in respect of the shares held of record by the Sponsor and may be deemed to have shared beneficial ownership of such shares.

(2)	Represents [●] Pubco Class B Ordinary Shares held by Funtery Holding Limited, a British Virgin Islands company, which is (a) 33.33% owned by Cyberjoy Holding Limited, a British Virgin Islands company wholly owned by Feng Xie; and (b) 66.67% owned by Funomic Holding Limited, a British Virgin Islands company that is wholly owned by Playfund Trust, a trust established under the laws of the Republic of Singapore by Feng Xie, as settlor, with Vistra Trust (Singapore) Pte. Limited being appointed as the trustee and Cyberjoy Holding Limited as the beneficiary and having voting and dispositive power over these Pubco Class B Ordinary Shares.

(3)	Represents [●] Pubco Class A Ordinary Shares held by Xi Yan, the 100% owner of Joystick Holding Limited, upon the completion of the Business Combination.

(4)	Represents [●] Pubco Class A Ordinary Shares held by Ling Yan, the 100% owner of Azuresky Holding Limited, upon the completion of the Business Combination.

(5)	Represents [●] Pubco Class A Ordinary Shares held by Yimin Cai, the 100% owner of Carmira Holding Limited, upon the completion of the Business Combination.

(6)	Represents an aggregate of [●] Pubco Class A Ordinary Shares held by nine shareholders, True Thrive Limited, DWC Technology Limited, Shanghai Yingben Investment Partnership (Limited Partnership), Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership), Shanghai Jintou Network Technology Co., Ltd., Zhuhai Qianming Investment Partnership (Limited Partnership), Beijing Zhiyi, Zhuhai Qianming Investment Partnership (Limited Partnership), Ningbo Meishan Bonded Port Xiangchuang Investment Partnership (Limited Partnership), and Dan Gao, each holding less than 5% of Pubco’s voting ownership, upon the completion of the Business Combination.

(7)	As of the date of this proxy statement/prospectus, in addition to the 70% of the shares held by Chongqing Haohan, the remaining 30% of the shares of Chongqing Fanfengjian are collectively owned by two shareholders (specifically, 20% owned by Chongqing Xuhai Information Technology Partnership (Limited Partnership) and 10% owned by Hewei Zhao.

Business Model

We currently derive all of our revenue from the profits generated by the games we publish. We and our developer partners typically have a tiered income-sharing or profit-sharing arrangement based on the total profits generated by those games. The role we play, however, goes beyond publishing—we also provide comprehensive support services, including game content development, screening and pre-publication testing, user acquisition, and effective monetization strategies, in order to maximize profitability opportunities for each game we publish and extend its shelf life. All of the mobile games we published are free to download, and they generate revenue primarily from the following three sources:

●	In-App Purchases (“IAP”). Users can purchase in-game currencies, such as coins and diamonds, that can be used to purchase virtual goods or items within the games. Users can purchase in-game items that enhance various game attributes or accelerate progress in order to enhance their gaming experience. Virtual goods can broadly be divided into consumable and durable items. Consumable virtual items can be consumed by specific player actions, whereas durable virtual items provide players with long-term accessibility and the ability to exchange or utilize them for acquiring various in-game items or advancing to higher levels. During the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022, approximately 90% of the total revenue generated from the mobile games we published was attributed to IAP.

●	In-App Advertising (“IAA”). Apart from in-app purchases, we also monetize our games through in-app advertising, which allows users to obtain extra in-game currencies or game attempts by watching advertisements. In-game advertising offers a means of monetizing users who do not engage in in-game purchases. During the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022, approximately 10% of the total revenue generated from the mobile games we published was attributed to IAA.

●	Subscription. Subscriptions allow users in certain mobile games to gain long-term benefits, such as daily sign-on bonuses, extra coins, and extra game chances and game task rewards, by subscribing and making automatic payments on a weekly/monthly/yearly basis. The subscription revenue accounted for less than one percent of the total revenue derived from the mobile games we published during the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022.

Services

We provide development and commercialization support to small- and medium-sized game developers, who often face challenges in producing game content and commercializing their games in an economic and effective manner. Our comprehensive support services encompass all aspects of the game life cycle, including (i) game development, (ii) screening and testing, (iii) user acquisition, and (iv) monetization.

Game development

We provide AIGC services to assist developers in various aspects of game development, especially in game design and content generation, where our developer partners can create AI-based textual, graphic, and animation content that enhances the overall gaming experience.

Our AIGC solutions are tailored to meet the specific requirements of different developer teams. For example, we designed and developed a customized AIGC service platform, Whispers Writing Room, for our developer partner who developed a story-based game called Whispers (see “—Game Genres and Portfolio”). To do so, our technical team incorporates the application programming interface of a large language model, ChatGPT, into our own content writing platform, to facilitate the production of textual content for the game. Such integration has streamlined our developer partner’s workflow and enhanced its content creation capabilities. Textual story content, such as storylines, scripts, dialogue, and narratives, is created using the writing platform. In addition, we have built a large art asset repository by utilizing Stable Diffusion, a deep learning, text-to-image model developed by third parties and made accessible to the public, as a customized game art style model for the generation of images tailored to the requirements of a particular game. While Stable Diffusion is a publicly accessible AI platform, training it to be a game-specific art style model requires both art and technology expertise, which is often lacking among game developers. As such, we offer art style training solutions to assist our developer partners in utilizing Stable Diffusion to generate an extensive collection of art assets in their preferred style. Our developer partners can utilize the trained art style model to produce art assets, such as characters, costumes, scenes, and icons, and reuse certain art assets when needed, thereby significantly improving the efficiency of their work.

Our AIGC services for textual and art content production work synergistically, enabling the efficient creation and release of new game story chapters. For example, for the development of Whispers, the plot writing team can utilize the Whispers Writing Room to develop their plot, and they can further select and incorporate art assets, such as characters, background scenes, character activities, and facial expressions, from the customized art content resources developed specifically for Whispers to match their plot. Once the plot and art assets are integrated, a new story chapter can be released for the game. With our AIGC services and expertise in textual and art asset creation, our developer partners can significantly accelerate their development and production processes. For example, a project that used to take three to five months can now be completed in a month. Our AIGC services also enable real-time optimization of the storyline based on user feedback, thus enhancing the overall gameplay experience by incorporating user input. With our AICG services, our story-based games, such as Whispers, can be updated on a weekly basis. While we used to release a story only when it was complete, the accelerated writing process enabled by our AIGC services allows us to release a few chapters first, allowing our writers to gather feedback from game players while they work on the remaining chapters.

Screening and Testing

At the early stage of game development, we evaluate mobile games from different developer partners to screen and select those with the highest potential for success prior to their official release to the market. By leveraging our industry expertise and data-driven insight, we decide which games to publish by assessing their expected revenue and profits, generated based on LTV prediction.

Specifically, we conduct preliminary user acquisition testing among a pool of candidate games. This involves releasing the game on Google Play/Apple App Store and strategically spending a small amount of funds on several major advertising platforms to acquire users. We then gather key information and data in connection with the games by analyzing the behavior of their early users. In order to optimize the financial performance of a game by maximizing its revenue and profits, we have developed a publishing business predictive tool/model, which enables us to utilize the data we collected to predict the potential profitability of those game candidates, enabling us to make informed decisions. Through the test data, we can understand the user acquisition costs, retention rates, conversion rates, and ARPU across different distribution channels. Our predictive tool/model can utilize such data to calculate the LTV of users, which is a measure of the expected revenue generated by a player throughout his or her engagement with the game. By comparing the LTV with the user acquisition cost, we are able to estimate the acceptable cost, profitability, and revenue scale of games, which help determine whether they should be published. The publishing business predictive tool/model also plays an important role in post-publication user acquisition by evaluating the rationality of investments and mitigating losses.

User Acquisition

We rely on third-party advertising service providers, including Google Ads (including YouTube Ads), Meta Ads, AppLovin, Moloco, and Unity, to advertise our game apps through their own or cooperative ad distribution channels or platforms. See “—Suppliers.” As an advertiser, we have established collaborative partnerships with those advertising platforms, either through agents or directly. Our in-house advertising team is responsible for managing the associated advertising accounts with those third-party advertising service providers and setting up targeted advertising campaigns to effectively promote our game products.

In order to optimize the marketing and distribution of our mobile games, we have developed an intelligent advertising management system that can process and obtain real-time data to improve ad impressions and conversion rates. Our integrated business intelligence data systems incorporates the key data we collected for each game we tested and/or published, with data provided by third-party advertising service providers or third-party analysis platforms. The initial data we collect includes users’ email addresses, geographical location, device information, and their preferences in games. User profiling will then be conducted based on the user profiling analysis provided by third-party advertising platforms and our industry expertise, enabling us to make informed judgments. In light of the initial data and the results of the user profiling analysis, which generates projected data such as their spending habits, we are able to decide who to target and how to deliver targeted advertisements to attract and retain prospective game players.

Data insights from different sources enable us to identify low-quality ad distribution channels and ineffective marketing creatives, which help reduce installation fraud and optimize advertising. We understand that each game is unique, so while some ad distribution channels may be generally effective, they may not be the best fit for a particular game we publish, potentially resulting in low revenue or retention rates. Such ad distribution channels typically return low LTV and unsatisfactory ROI. The ad distribution channels would therefore be marked as low-quality, as they may not be aligned with the target audience of a particular game. By doing so, we are able to accurately identify low-quality channels to refine user acquisition effectiveness while reducing marketing spending.

Meanwhile, we have implemented real-time data tracking, so we can conduct data analysis and issue timely warnings to mitigate publishing risks. Relevant data is continually collected and tracked both during pre-publication testing and following the release of the game. Real-time data tracking allows us to identify risks and issue prompt warnings by setting rules to detect significant fluctuations or values below a pre-determined threshold. For example, if there are connection or login issues in certain regions due to network fluctuations caused by cloud service providers, we can temporarily pause or reduce the advertising budget in those regions to mitigate the impact. Once network stability is restored, we can resume advertising investments in those regions, thereby improving the overall efficiency of capital utilization.

In summary, with our intelligent advertising management system, we can track and analyze data in real-time and identify the most effective marketing channels and strategies, as well as the best combinations of marketing materials. By doing so, we can optimize our user acquisition costs and improve our ROI in game publishing.

Monetization

We have also developed and implemented tailored in-app purchasing and advertising strategies for different categories of existing players. Based on anonymous user profiling analysis and segmentation of payment behavior, targeted strategies are designed to encourage user consumption. With these personalized monetization strategies, we can offer users targeted promotional gift packages, thereby increasing the frequency and amount of user payments and ultimately boosting in-app purchase revenue. For example, we have achieved an average of 15% increase in ARPU for one of our games, Match Tile Scenery, during the period from July 2022 to June 2023, due to the implementation of tailored in-app purchasing and advertising strategies.

Technology

We have designed and developed our technology and analytics infrastructure to enable data-driven publishing support services and improve our administrative efficiencies. Below are a few representative technical systems we have developed that make up our core technical infrastructure, primarily including (i) the Dataverse System, (ii) the Creative System, and (iii) the Beiming System.

The Dataverse System – Publishing and Operations Insight Intelligence Platform

The Dataverse System is a publishing and operations insight intelligence platform designed to provide comprehensive data insight services for game publishing teams. The system integrates player game behavior throughout the entire game lifecycle, along with player segmentation data analysis, and provides real-time feedback on game performance to enable a more efficient decision-making process. Specifically, the system offers the following features:

●	Data-Driven Decision Making: The system provides detailed player behavior data and market analysis to assist our operational teams in making data-based decisions.

●	Real-Time Monitoring and Feedback: Our operational teams can monitor key performance indicators of the game in real-time and respond quickly to any unexpected situations or issues.

●	Precise Targeting: By analyzing player data, the system helps our user acquisition teams better target specific user groups, thereby improving ad conversion rates.

●	Budget Optimization: Based on the data provided by the system, our user acquisition teams can strategically allocate advertising budgets to ensure efficient utilization of our funds and resources.

●	Multi-Channel Management: The system supports unified management across multiple advertising platforms and channels, thereby streamlining the workflow for our user acquisition teams.

The Creative System – User Growth Creative Center

The Creative System, which focuses on the generation, use, and optimization of advertising creatives for user growth, provides systematic life-time management of advertising creative, including (i) the management and control of creative generation processes, (ii) creative implementation support, (iii) the effectiveness analysis of creative, and (iv) the creative value assessment system.

●	Creative Generation Process Management: The creative system offers complete process management from creative demand formulation, creative production, creative verification and acceptance, and creative filing in the library. The creative library facilitates the organization and management of creative files, including images, videos, HTML, and other finished files, as well as artistic assets and source files that have been generated in intermediate stages.

●	Creative Implementation Support: Through the Creative System, the artistic assets and resources could be easily applied to creatives in different advertising platforms facilitating the rapid creation and use of batch creatives, thereby increasing the efficiency of creative execution.

●	Creative Effectiveness Analysis: The Creative System analyzes advertising effectiveness data, user conversion data, and imported user value data. The system facilitates a macro-level analysis of overall creative effectiveness based on games, channels, and creative directions as well as a micro-level analysis of the lifecycle of individual creatives.

●	Value Assessment System: With comprehensive effectiveness analysis, the Creative System provides creative value assessment conclusions guided by business objectives. Our operational team can quickly determine whether a specific creative contributes positively to business objectives and can make future creative iteration decisions based on the creative tag analysis.

The Beiming System – User Data Analysis and Operations Platform

The Beiming System is a user data analysis and operations platform designed to create unique game behavioral profiles for different groups of players, ensuring a personalized experience for players while adhering to global data privacy standards to enhance operational efficiency. Using the platform, our operational teams can design and execute targeted live-ops events, thereby increasing player engagement and loyalty. The platform’s data analysis modules play a vital role, which facilitate detailed data visualization tools to help our teams dive into user preferences, identify Whale Players, and analyze the underlying needs of different types of players, enabling teams to determine the best operational strategies for them. Additionally, it provides multidimensional data analysis, including segment analysis, trend analysis, and behavior pattern recognition, allowing our operational teams to make better decisions. Specifically, the platform offers the following features:

●	Player Segmentation: Through the platform’s in-depth analysis of player behavior, our operational teams can categorize different player groups and develop specific operational strategies for each group.

●	Advanced Analytics: Leveraging deep learning and AI technology, the platform can automatically recognize and predict player behavior, thereby providing personalized game experience for different players.

●	Enhancing Player Retention: The platform can help analyze and predict which players are at risk of leaving, allowing our operational teams to take timely measures to increase player retention.

●	Optimizing Player Lifetime Value: The platform can analyze players’ spending habits and help our operational teams formulate more targeted monetization strategies, thereby increasing ARPU and the overall lifetime value of players.

Data privacy and security remain our top priority in connection with these features on the Beiming System. We are committed to ensuring the security of player data while providing efficient and effective operational tools. See “—Governmental Regulations— Regulations Related to Data Privacy.”

Game Genres and Portfolio

As of December 31, 2023, we had published approximately 100 mobile games in diverse gaming markets worldwide since our incorporation, including countries such as the U.S., the U.K., Australia, Germany, France, Canada, Brazil, and India, among others, and had achieved over 190 million cumulative downloads. During the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022, we had 31, 35, and 38 published mobile games in operation, respectively. Due to our relationships with over 200 Chinese game development teams, we have been able to acquire a diverse portfolio of games, rather than being limited to a single or few categories. As of December 31, 2023, we had developed a diverse game matrix across multiple genres, including social casino, match, simulation, RPG, puzzle, and bingo. The following summarizes a few representative mobile games we have published.

Bingo Party

●	Genre:	Board

●	Launch:	2017

●	Rating:	4.6/5 on Google Play and 4.6/5 on the Apple App Store

Launched in 2017, Bingo Party is a board game, which allows players to experience the ultimate bingo game with friends and players worldwide. With over 30 bingo rooms and the option to play up to eight cards, players can enjoy a fresh bingo experience through daily tournaments and boosted bingo wins.

Double Win Slots

●	Genre:	Casino

●	Launch:	2018

●	Rating:	4.7/5 on Google Play and 4.9/5 on the Apple App Store

Launched in 2018, Double Win Slots is a casino game, which allows players to immerse themselves in the glitz and glamor of Las Vegas. Players can enjoy thrilling slot machines such as Wild Buffalo, Vegas Night, Gorilla Chief, and Night of Wolf, along with unique bonus features.

Grand Cash Slots

●	Genre:	Casino

●	Launch:	2021

●	Rating:	4.8/5 on Google Play and 4.7/5 on the Apple App Store

Launched in 2021, Grand Cash Slots is a casino game, which allows players to experience the thrill of real casino machines and aim for the Grand Jackpot. With a variety of splendid and magnification machines, including Zeus, Egypt Scarab, Pirate Captain, users can enjoy an exciting slot journey with endless fun.

Match Tile Scenery

●	Genre:	Puzzle

●	Launch:	2022

●	Rating:	4.9/5 on Google Play and 4.9/5 on the Apple App Store

Launched in 2022, Match Tile Scenery is a match game, which allows players to enjoy a unique twist on match tile gameplay. With over 1000 levels, the game provides entertainment and relaxation by challenging the mind, solving puzzles, and unlocking various scenery and themes.

Whispers

●	Genre:	Simulation

●	Launch:	2021

●	Rating:	4.6/5 on Google Play and 4.6/5 on the Apple App Store

Launched in 2021, Whispers is a love simulation game, which allows players to choose their own destiny in love stories with billionaires, vampires, or werewolves. With unlimited choices, players can make important decisions, such as starting relationships, discovering secrets, or kissing their true love. Each decision made by the player affects subsequent chapters and shapes the narrative progression. Written by popular romance authors, Whispers offers an unforgettable interactive storytelling experience.

Harvest Town

●	Genre:	Simulation

●	Launch:	2019

●	Rating:	4.5/5 on Google Play and 4.8/5 on the Apple App Store

Launched in 2019, Harvest Town is a simulation game, which allows players to build their own farmhouse, cultivate crops and livestock, explore caves, and interact with non-player characters. With multiplayer features, such as racing and trading, the game fosters a vibrant online community. Players can experience the changing seasons and create their own dream town in this immersive game.

Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Deepen Collaboration with Current Developer Partners

We value our partnerships with trusted and reputable game developer partners, and will keep working with our current developer partners in the following three aspects:

●	We plan to continue improving mature game products already launched in the market and keep investing in user acquisition for such products. We believe this will reinforce our reputation as a reliable game publisher and increase the profit margin of mature products.

●	We plan to further accelerate the screening process for game products from current game developer partners. If a current game developer partner is developing new games, we will provide pre-publication testing support and contract for publishing the games that pass pre-publishing tests. See “—Services—Screening and Testing.” As a result, we expect to further improve the efficiency of our screening process and allow earlier access to high-quality game products compared to other game publishers.

●	As we build trust with our game developer partners, we plan to continue investing in selected elite developer teams. Through this approach, we aim to strengthen our symbiotic relationship with game developer partners, aligning their interests and incentives with our inspirations.

Further Expand Developer Partner Base and Diversify Game Portfolio to Enhance Our Game Publishing Business

We will endeavor to enlarge our developer partner base and diversify our game portfolio to enhance and expand our game publishing business. We expect to actively source new developers and new products through diverse channels, such as industry-wide conferences, news media, and entertainment expositions. For the next few years, as we plan to keep launching new products in the social casino game market, we also endeavor to explore new opportunities in casual and mid-core game genres, such as puzzle, match, simulation, RPG, and strategy games. Casual or mid-core games can typically last for several years, a longer lifespan compared to hyper-casual games, which comprise the majority of the games we have published. Given their extended lifespan, we intend to apply more rigorous game selection criteria for these particular genres. As of the date of this proxy statement/prospectus, it is difficult to estimate the costs associated with expanding our developer partner base and diversifying our game portfolio, since the signing and promotion costs vary greatly between different games. The funds are expected to be generated from our cash flows from ongoing operations and capital market financing if needed. We may face challenges and difficulties primarily driven by the following factors: (i) the number of qualified games passing our screening and testing may be insufficient to meet our goals; (ii) game development timelines may experience delays, potentially impacting the pace of game publishing; and (iii) the performance of contracted games may not meet our expectations. See “Risk Factors—Risks Relating to Gamehaus’ Business—If we fail to screen, test, and publish popular, high-quality mobile games in a timely and successful manner, we will not be able to compete effectively and our ability to generate revenue will suffer,” “Risk Factors—Risks Relating to Gamehaus’ Business—We rely on developer partners for game development, and if such third parties, or critical staff of such third parties, are unable or unwilling to continue their cooperation with us, our business may be severely disrupted,” and “Risk Factors—Risks Relating to Gamehaus’ Business—we are in the highly competitive mobile gaming industry, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.”

Continue to Invest in Technology Research and Development to Develop Our AIGC Service Platform, Data Platform, and Technical Support System

Our continuous investment in technology research and development supports the growth of our business and establishes a technology-driven growth edge for the future. Research and development in the future will focus on the following three areas:

●	AIGC Service Platform. We plan to develop more AIGC service platforms to meet the varying needs of developer teams to boost their game development efficiency. We endeavor to enhance our AIGC services by finetuning customized AI models that cater to different game genres and game assets. We are focusing on three areas for the development of our customized AI models: (i) computerized visual design capability, (ii) natural language processing capability, and (iii) AI powered gameplay capability. To better facilitate the AI models, we also strive to enhance their supporting management platforms, including generating and managing marketing materials, video creatives, 3D game assets, and data analysis reports. As of the date of this proxy statement/prospectus, our development of AIGC platforms remains at a preliminary stage, where we are focusing on two areas: text content generation and image/video generation, with users limited to internal employees and business partners. As of the date of this proxy statement/prospectus, we have developed application programming interface (“APIs”) and deployed private models based on services and models such as ChatGPT and open-source LLama to facilitate multilingual translation and the creation of creative textual content. Additionally, by leveraging services and models such as Midjourney and Stable Diffusion, we are able to provide services for API development integration, account management, and artistic asset management, to assist our employees and business partners in generating extensive collections of art assets in their preferred style.

●	Data Platform. As app distribution platforms, such as Apple App Store and Google Play, tighten their privacy policies, we anticipate challenges in user data collection in the future. Our data-driven approach relies on user data for accurate evaluation and prediction of promotion effectiveness, which is key to our game publishing business. To meet the challenge, we will focus on data science research, leverage our experience in data-driven technologies, and aim to achieve higher data analysis accuracy with limited user data available. We will focus our research on (i) genre-specific market monitoring system, (ii) iOS SKAdNetwork (“SKAN”) optimization (including raw SKAN data comparison and verification, SKAN event configuration optimization, SKAN effectiveness comparison), (iii) advertisement event optimization (including virtual event configuration, payment prediction event configuration, and (iv) retargeting effectiveness evaluation.

●	Technology Support System. We plan to keep developing our technology support system. Our focus is to tailor our support system to commercial needs and build efficiency tools to facilitate the management of game developers’ product pipelines, empower game development and publishing, and ultimately, achieve scalable business operations. We plan to build a universal research development engine component platform, which facilitate the streamlined development of common game model components, such as user-level systems, VIP points systems, and machine/stage simulators. By doing so, we expect to alleviate developers from repetitive work, enabling them to deliver products more quickly and efficiently.

We expect to spend approximately $6 million on technology research and equipment upgrades in 2024. Funds are expected to be generated from our cash flows from ongoing operations and capital market financing if needed.

Developer Partners

The business model we have implemented allows us to work cost-effectively with our developer partners rather than acquire teams that already have a certain level of scale. This has enabled us to remain an asset-light company while growing together with small- and medium-sized developers by helping them select games with the highest chance of success and distribute these games through the most appropriate distribution channels, in order to maximize the return on marketing investment. By doing so, we have enabled our developer partners to concentrate on game development, unlock their potential, increase their chances of success, and enhance the scale of their accomplishments.

One of our key advantages is the extensive network we have established with highly skilled and efficient game developers based in the PRC. Presently, we have connections with over 200 potential developer partners. We develop connections with potential developer partners (i) through referrals from existing partners; (ii) by actively participating in game industry conferences and events; (iii) by collaborating with game media with a wide reach within the developer community; and (iv) by identifying and cultivating relationships with new developers through the dedicated efforts of our business development team. Many of these developers seek our publishing services for the games they developed, but we only partner with developers whose products show profitability potential. If a developer’s game products show high potential for profitability during our screening and selection process and we decide to include such developer’s game products in our portfolio for publishing, we enter into an exclusive game license agreement with such developer, who becomes our developer partner as a result. As of the date of this proxy statement/prospectus, we have worked with over 70 small- and medium-sized developer partners since our incorporation. In addition, we strategically invest in selected developer teams, who we believe have the potential to continue producing quality games. Teams are evaluated based on several factors, including team scale, expertise, cooperation duration, historical experience, genre focus, financial status, and product status. We engage in investment agreements with those selected developer teams in order to maintain long-term cooperation with them.

As an example of a typical transaction, under an exclusive game license agreement by and between our Company and a developer partner (the “Licensor”), we (i) are responsible for promoting and advertising the designated game products and are authorized to use relevant text or graphic materials about the designated game products for online and offline advertising campaigns; (ii) are prohibited from altering any content of the designated game products, including substituting, deleting, adding, modifying, compiling, reverse engineering, or editing any other form of information in connection with the designated game products; (iii) are required to promote the designated game products only through the distribution channels approved by the Licensor and are not permitted to independently distribute the designated game products or its information through illegal channels; and (iv) have the right of priority for publishing, under equivalent business conditions, for any future game product developed by the Licensor. Pursuant to the exclusive game license agreement, the Licensor (i) grants us the exclusive right to promote and publish the designated game products, and (ii) guarantees that it possesses all the legal rights, including comprehensive and lawful intellectual property rights, to the designated game products during the authorized period. According to the exclusive game license agreement, user data and game data are jointly owned by both parties during the term of the agreement, and, without the consent of the other party, neither party may use user data and game data, nor can they recommend third-party products within the designated game products. Pursuant to the agreement, we and the Licensor have a tiered income-sharing or profit-sharing arrangement based on the total income or profit generated by the designated game products each month. If the monthly revenue is less than a certain amount (such as RMB750,000), we will receive a certain percentage (such as 70%) of the income or profits, and the Licensor will receive the remaining income or profits. If the monthly revenue exceeds the agreed-upon amount, we typically are entitled to an increased share of the total income or profit (such as 80%) as an incentive policy, while the Licensor receives the remaining portion. Should either party violate any of the obligations stipulated in this agreement, the breaching party shall cease its breach immediately upon receiving a written notice from the non-breaching party. Pursuant to the agreement, in the event that a breach occurs, the breaching party must compensate the non-breaching party within five working days. If the breaching party continues its breach or fails to fulfill its obligations, the non-breaching party has the right to terminate this agreement effective from the day the written notice is received by the breaching party and seek compensation for all losses incurred. During the term of the agreement, if the Licensor unilaterally terminates the agreement, the Licensor is required to compensate us for all expenses, costs, and losses incurred, including but not limited to, all promotional expenses and costs incurred by us and our affiliates related to the designated game products.

Suppliers

Our suppliers primarily include (i) third-party digital marketing service providers/platforms, with whom we collaborate to advertise game apps through their own or cooperative ad distribution channels, and (ii) third-party advertising analytics companies that help analyze the impact and effectiveness of marketing channels. For the six months ended December 31, 2023, we had two significant suppliers, Moloco and Sinointeractive, which accounted for 22.3% and 18.2% of our total accounts payable balance, respectively. For the fiscal year ended June 30, 2023, we had three significant suppliers, AppLovin, Moloco, and Sinointeractive, which accounted for 18.5%, 14.8%, and 12.5% of our total accounts payable balance, respectively. For the fiscal year ended June 30, 2022, AppLovin and Moloco accounted for 12.7% and 10.6% of our total accounts payable balance, respectively. No other suppliers accounted for more than 10% of our total purchases during the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022.

As a third-party demand-side platform for advertising, Moloco serves as one of our channels to acquire users. According to the Cloud Service Agreement dated February 10, 2021 between Moloco and one of our subsidiaries, Dataverse Co., Limited (“Dataverse”), Moloco is obligated to provide (i) a software service that allows Dataverse to manage its advertising campaigns and analyze related data provided by Dataverse on Moloco’s digital marketing service platform (the “Services”) and (ii) other professional services, if any, to Dataverse as set forth in an applicable order form (the “Professional Services”), whereas Dataverse is obligated to pay (i) fees for the Services, which include a dynamic cost per thousand ad impressions, along with an additional 15% flat fee, and (ii) any fees for the Professional Services as set forth in the applicable order form. The agreement does not specify a definite duration and simply stipulates that it will remain in effect until terminated in accordance with the terms outlined in the agreement. Either party may terminate this agreement at any time, with or without cause, upon 30 days’ written notice to the other party. In addition, Moloco may terminate the agreement immediately upon written notice to Dataverse in the event that: (i) Moloco suspends, limits, or terminates Dataverse’s access to the Services, or (ii) Dataverse breaches the confidentiality and data protection provisions of the agreement or infringes upon Moloco’s intellectual property rights. Dataverse may terminate the agreement immediately upon written notice to Moloco in the event that Moloco has breached its obligations under the agreement.

AppLovin provides advertising services to promote our game products through their advertising network. In accordance with a service agreement dated May 27, 2019 between Dataverse and AppLovin, AppLovin is required to provide advertising services to distribute Dataverse’s mobile applications to end users, and provide Dataverse with access to AppLovin’s online reporting system and invoice Dataverse based on the numbers in the reporting system. Pursuant to the agreement, Dataverse is obligated to pay services based on invoice numbers, which are considered final and billable two days after the end of each month. Either party may terminate the agreement for any reason by providing written notice, which may be provided by email to any of the contacts listed the agreement, two days before the desired termination date. In the event of termination of the agreement, Dataverse is required to pay AppLovin any amounts owed or invoiced within 30 days of invoice.

Sinointeractive provides advertising services through Internet media platforms with which Sinointeractive has a long-standing partnership. According to a customer cooperation framework contract dated January 1, 2022 between Dataverse and Sinointeractive, Sinointeractive is required to assist Dataverse in setting up advertising accounts for advertising on Internet media platforms, such as Google, Snapchat, TikTok, and Twitter, and placing ads, in accordance with Dataverse’s orders, on those platforms in compliance with their advertising policies and account management regulations. Pursuant to the framework contract, Dataverse is required to prepay funds into their advertising accounts and pay the actual advertising and service fees based on the monthly invoices provided by Sinointeractive. Either party can terminate the contract by providing a 30-day written notice to the other party, subject to the mutual agreement of both parties. In the event of the termination of the contract, both parties should settle the outstanding expenses incurred under the terms of this framework contract within a period of 10 days.

Customers

Our customers are the game players of the mobile games published by us. Our customers are located in more than 100 countries across the world, including countries such as the U.S., the U.K., Australia, Germany, France, Canada, Brazil, Japan, and India, among others. For the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022, approximately 64.3%, 65.3%, and 67.0% of our revenue are derived from our customers located in the U.S., respectively, and approximately 14.2%, 14.0%, and 11.4% of our revenue are derived from our customers located in the Europe for the respective period and years. No single customer represented 10% or more of our total revenue for the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022.

App Distribution Platforms

We rely on third-party app distribution platforms, including Apple App Store and Google Play Store, to distribute our mobile games and collect payments. Game players can discover, access, and download the games we publish through these platforms located in more than 100 countries across the world, including countries such as the U.S., the U.K., Australia, Germany, France, Canada, Brazil, Japan, and India, among others. Our mobile gaming offering is split between two operating systems: (i) Apple iOS, with games distributed in the Apple App Store, and (ii) Google Android, with games distributed primarily in Google Play. We work with third-party digital marketing service providers to promote our game products through their advertising network to drive players to app distribution platforms to download the games they are interested in. Players can also discover games within the app distribution platforms by searching games using the built-in search tools, browsing the top charts, trending downloads, and various other category lists, and by using other marketplace features. A significant portion of our revenue has been generated from our customers (namely, game players) who accessed our games through these platforms. As of December 31, 2023, Apple App Store and Google Play accounted for approximately 62% and 22%, respectively, of our total accounts receivable balance. As of June 30, 2023, Apple App Store and Google Play accounted for approximately 66% and 20%, respectively, of our total accounts receivable balance. As of June 30, 2022, Apple App Store and Google Play accounted for approximately 62% and 19%, respectively, of our total accounts receivable balance.

In addition to serving as distribution platforms, the app distribution platforms offer integrated payment systems that allow users to make recurring in-game purchases, using a reliable trusted infrastructure. As of the date of this proxy statement/prospectus, the app distribution platforms charge us commissions which vary by platform and by country. Our platform commissions were approximately 30% of revenue earned through in-app purchases for the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022. See “Risk Factors—Risks Relating to Gamehaus’ Business—We rely on app distribution platforms to distribute our mobile games and collect payments, including, in particular, Apple App Store and Google Play. If we were denied access to these app distribution platforms or if the terms of our revenue-sharing arrangements or other material aspects of our arrangements with these platforms were to materially adversely change, our mobile games business would be adversely affected, and such change could materially and adversely affect our business, financial condition, and results of operation” and “Risk Factors—Risks Relating to Gamehaus’ Business Non-compliance with rules, policies, and guidance established by app distribution platforms, either by us or third parties, including our game developer partners, could result in potential penalties and disruptions in our business, which may adversely affect our results of operations and financial performance.”

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, and similar intellectual property as critical to our success. We rely on a combination of copyright and trademark law, and confidentiality and non-disclosure agreements to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of the date of this proxy statement/prospectus, we have registered:

●	nine trademarks in the PRC and two trademarks in the U.S.;

●	34 domain names in the PRC;

●	61 software copyrights in the PRC.

As of the date of this proxy statement/prospectus, we have three pending trademark applications in the U.S.

We implement comprehensive measures to protect our intellectual property in addition to making trademark and software copyright registration applications. Our key measures to protect our intellectual property include: (i) trademark searches prior to the launch of our game products; and (ii) timely registration and filing with relevant authorities and application for registration of our intellectual property rights for our significant technologies and self-developed software in the PRC. As of the date of this proxy statement/prospectus, we have not yet sought to apply or obtain registration for our technologies or self-developed software in any EU or North American jurisdiction where our business is primarily conducted.

Research and Development

We have allocated substantial operational resources and established dedicated technical support teams to enhance our management and services through the entire game life cycle. We believe continued investment in enhancing our existing technology and analytics infrastructure, including investment in software development tools and code modification, is important to attaining our strategic objectives. For example, we plan to build a universal research development engine component platform, which facilitate the streamlined development of common game model components, such as user-level systems, VIP points systems, and machine/stage simulators. By doing so, we expect to alleviate developers from repetitive work, enabling them to deliver products more quickly and efficiently. See “Our Growth Strategies—Continue to Invest in Technology Research and Development to Develop Our AIGC Service Platform, Data Platform, and Technical Support System.”

As of December 31, 2023, approximately 22% of our employees are employed in research and development. Our research and development expenses were approximately $2.6 million, $5.5 million, and $9.8 million during the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022, respectively.

Governmental Regulations

PRC Laws and Regulations

As we conduct our operations through our subsidiaries in the PRC, with our operations team, management, and research and development center located in mainland China, we are subject to the laws and regulations of the PRC, including intellectual property, employment, social welfare, insurance, and taxation regulations. Below is a summary of the major PRC laws, rules, and regulations applicable to our current business.

PRC Regulations Related to Companies and Foreign Investment

The establishment, operation, and management of corporate entities in China are governed by the PRC Company Law, which was promulgated on December 29, 1993 and last amended with immediate effect on October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories: limited liability companies and limited companies by shares. The Company Law also applies to foreign-invested limited liability companies and companies limited by shares. According to the Company Law, the provisions otherwise prescribed by the laws on foreign investment shall prevail.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law of the PRC (the “Foreign Investment Law”), which took effect on January 1, 2020 and repealed the Sino-foreign Equity Joint Ventures Law of the PRC, the Wholly Foreign-owned Enterprise Law of the PRC, and the Sino-foreign Cooperative Joint Ventures Law of the PRC. Since then, the Foreign Investment Law has become the fundamental law regulating foreign-invested enterprises wholly or partially invested by foreign investors. According to the Foreign Investment Law and the Implementation Regulations for the Foreign Investment Law of the PRC issued by the State Council on December 26, 2019 and effective from January 1, 2020, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations (the “foreign investors”) within the territory of the PRC, including the following circumstances: (i) a foreign investor establishes a foreign-funded enterprise within the territory of the PRC, either alone or together with any other investor; (ii) a foreign investor acquires shares, equities, property shares, or any other similar rights and interests of a PRC enterprise; (iii) a foreign investor invests in any new project within the territory of the PRC, either alone or together with any other investors; or (iv) a foreign investor invests in any other way as stipulated under the laws or administrative regulations or provided by the State Council. The organization form and structure, and the operating rules of foreign-funded enterprises are subject to the provisions of the Company Law, the Partnership Enterprise Law of the PRC, and other applicable laws.

PRC Regulations Related to Intellectual Property

Copyright

Copyright is protected by (i) the Copyright Law of the PRC, promulgated by the SCNPC on September 7, 1990, last amended on November 11, 2020, and effective from June 1, 2021, and (ii) the Implementation Regulations of the Copyright Law of PRC, issued by the State Council on August 2, 2002 and last amended on January 30, 2013, which provided provisions on the classification of works and the obtaining and protection of copyright and the related rights.

The Computer Software Copyright Registration Measures, promulgated by the National Copyright Administration (the “NCA”) on February 20, 2002, regulate registrations of software copyright and exclusive licensing contracts for software copyright and transfer contracts. The NCA is the competent authority for the nationwide administration of software copyright registration, and the PRC Copyright Protection Center is designated as the software registration authority. The PRC Copyright Protection Center shall grant registration certificates to the Computer Software Copyrights applicants, which conform to the provisions of both the Computer Software Copyright Registration Measures and the Computer Software Protection Regulations.

As of the date of this proxy statement/prospectus, we have registered 61 copyrights in the PRC. No copyright infringement claim has been filed, or, to the best of our knowledge, threatened, against us as of the date of this proxy statement/prospectus.

Trademark

Pursuant to (i) the Trademark Law of the PRC, promulgated by the SCNPC on August 23, 1982, last amended on April 23, 2019, and effective from November 1, 2019 and (ii) the Implementation Regulations of the Trademark Law of the PRC, which were promulgated by the State Council on August 3, 2002, became effective on September 15, 2002, and were most recently amended on April 29, 2014, the validity period of registered trademarks is 10 years, commencing from the date of registration approval. A trademark registrant who intends to continue using the registered trademark upon the expiry of its validity period shall go through the formalities of renewal within 12 months before the expiry according to the relevant provisions. Registrants may be granted a grace period of six months if they fail to do so. The validity period of each renewal is 10 years, commencing from the day after the expiry date of the last validity period of the registered trademark. The trademark registration will be canceled if the renewal procedures are not completed within the grace period.

As of the date of this proxy statement/prospectus, we have registered nine trademarks in the PRC. No trademark infringement claim has been filed, or, to the best of our knowledge, threatened, against us as of the date of this proxy statement/prospectus.

Patent

Patents are protected by (i) the PRC Patent Law, which was promulgated on March 12, 1984, was last amended on October 17, 2020, and became effective from June 1, 2021, and (ii) the Implementation Rules for the Patent Law of the PRC, which were promulgated by the State Council on June 15, 2001 and last amended on January 9, 2010. A patentable invention or utility model must meet three conditions: novelty, inventiveness, and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, or substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining, and approving patent applications. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder. Patents are divided into three types, namely “inventions,” “utility models,” and “designs.” An invention patent is valid for 20 years, a design patent is valid for 15 years, and a utility model patent is valid for 10 years. As of the date of this proxy statement/prospectus, we have not registered any patents in the PRC.

Domain Name

Domain names are protected by (i) the Administrative Measures of Internet Domain Names, issued by the Ministry of Industry and Information Technology (the “MIIT”) on August 24, 2017 and effective from November 1, 2017, and (ii) the Implementing Rules on Registration of China Country Code Top-level Domain Names, issued by China Internet Network Information Center on June 18, 2019 and effective therefrom. The MIIT is the regulatory body responsible for the administration of PRC internet domain names. The China Internet Network Information Center is responsible for the administration of registration of China country code top-level domain names. Domain name registrations are processed by the domain name registration service agencies established pursuant to the relevant provisions. The applicants become domain name holders upon successful registration.

As of the date of this proxy statement/prospectus, we are the registered holder of 34 domain names for which the filing-for-record procedures have been completed in the PRC. No infringement claim has been filed, or, to the best of our knowledge, threatened, against our domain names as of the date of this proxy statement/prospectus.

PRC Regulations Related to Employment and Social Welfare

The Labor Contract Law

According to the PRC Labor Law, promulgated on July 5, 1994 and last amended on December 29, 2018, enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, and educate laborers in labor safety and sanitation in China. Labor safety and sanitation facilities shall comply with national standards. Enterprises and institutions shall provide laborers with safe workplace and sanitation conditions that are in compliance with state stipulations and the relevant articles of labor protection. The PRC Labor Contract Law, which was implemented on January 1, 2008 and amended on December 28, 2012, primarily governs the rights and duties of employees and employers, including the establishment, performance, and termination of labor contracts. Pursuant to the PRC Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and the laborers. Enterprises and institutions are prohibited from forcing laborers to work beyond the stipulated work time limit, and employers shall pay laborers for overtime work in accordance with relevant laws and regulations. In addition, labor wages shall not be lower than local standards on minimum wages and shall be paid to laborers in a timely manner.

Social Insurance and Housing Fund

Pursuant to (i) the Regulation of Insurance for Labor Injury, enacted on January 1, 2004 and amended on December 20, 2010, (ii) the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, (iii) the Decisions on the Establishment of a Unified Program for Basic Old-Aged Pension Insurance for Employees of Corporations of the State Council issued on July 16, 1997, (iv) the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, (v) the Unemployment Insurance Measures promulgated on January 22, 1999, and (vi) the Social Insurance Law of the PRC, implemented on July 1, 2011 and amended on December 29, 2018, enterprises are obliged to provide their employees in China with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance, and medical insurance. These payments are made to local administrative authorities and any employer that fails to contribute may be fined and ordered to make up within a prescribed time limit.

In accordance with the Regulations on the Management of Housing Provident Funds, which was promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises must register at the competent managing center for housing provident funds and upon the examination by such managing center of housing provident funds, these enterprises are required to complete procedures for opening an account at the relevant bank for the deposit of employees’ housing provident funds. Enterprises are also required to pay and deposit housing provident funds on behalf of their employees in full and in a timely manner.

As of the date of this proxy statement/prospectus, we have provided our employees in China with social insurance by ourselves or through a third-party agency, and we have opened housing fund account at relevant banks for our employees. See “Risk Factors – Risks Relating to Doing Business in the PRC – Gamehaus’ PRC subsidiaries have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations, and have paid social insurance and housing fund for certain employees through a third-party agency, which may subject them to penalties.” As of the date of this proxy statement/prospectus, we are not aware of any action, claim, investigation, or penalties being conducted or threatened by any government authorities.

PRC Regulations relating to Enterprise Income Tax

Pursuant to the EIT Law promulgated by the SCNPC on March 16, 2007, which became effective January 1, 2008 and was last amended on December 29, 2018, enterprises shall be classified into resident enterprises and non-resident enterprises. The income tax rate for resident enterprises is 25%, while the income tax rate for non-resident enterprises is 20%. According to the EIT Law and the Implementation Regulations for the Enterprise Income Tax Law of the PRC (the “Implementation Regulations for EIT Law”) issued by the State Council on December 6, 2007, which became effective January 1, 2008 and were last amended on April 23, 2019, enterprise income tax shall be payable by a resident enterprise for the income derived from or accruing in or outside the PRC. Enterprise income tax shall be payable by a non-resident enterprise with office or premises within the territory of the PRC for the income derived from or accruing in the PRC by its office or premises, and the income derived from or accruing outside the PRC for which its office or premises has a de facto relationship. Where the non-resident enterprise has no office or premises within the territory of the PRC or the income derived or accrued has no de facto relationship with its office or premises, enterprise income tax shall be payable by the non-resident enterprise for the income derived from or accruing in the PRC at a reduced rate of 10%.

According to the EIT Law and the Implementation Regulations for EIT Law, dividends, premium, and other gains from equity investments between the qualified resident enterprises shall be tax-exempted. The tax rate for each PRC subsidiary under the EIT Law and the Implementation Regulations for EIT Law for the last two completed fiscal years are listed below:

	Enterprise Income Tax Rate
Subsidiary	Fiscal Year Ended June 30, 2023	Fiscal Year Ended June 30, 2022
Shanghai Kuangre	15%	15%
Chongqing Haohan	15%	15%
Beijing Haoyou	25%	25%
Shanghai Haoyu	25%	25%
Chongqing Fanfengjian	15%	15%
Shanghai Fanfengjian	25%	25%

As of the date of this proxy statement/prospectus, we are not aware of any action, claim, investigation, or penalties being conducted or threatened by any PRC tax authorities.

PRC Regulations Related to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the PRC, which was promulgated by the SCNPC on July 5, 1994, was last amended on August 26, 2019, and became effective on January 1, 2020, the lessor and lessee are required to enter into a written lease contract when leasing premises, which contains such provisions as the lease term, the use of the premises, the rental and repair liability, and other rights and obligations. Both the lessor and lessee are required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the PRC Civil Code, the lessee may sublease leased premises to a third party, subject to the consent of the lessor. Where a lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will remain valid.

On December 1, 2010, the Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures for Leasing of Commodity Housing, which became effective February 1, 2011. According to such measures, the lessor and lease are required to enter into lease contracts which should generally contain specified provisions, and lease contracts should be registered with the relevant construction or property authorities at the municipal or county level within 30 days after the conclusion of lease contracts. If a lease contract is extended or terminated or if there is any change to the registered items, the lessor and the lease are required to effect alteration registration, extension of registration, or deregistration with the original relevant construction or property authorities within 30 days after the occurrence of such extension, termination, or alteration.

Regulations Related to Globally Accessible Game Products

Additionally, while we operate primarily in Hong Kong and mainland China, the games we publish are available worldwide except in the PRC. Our games are published in the global market, including countries such as the U.S., the U.K., Australia, Germany, France, Canada, Brazil, Japan, and India, among others, through third-party app distribution platforms, such as Apple App Store and Google Play. Local laws and regulations may apply to ensure compliance and a safe gaming experience for players in those countries or regions, with respect to content regulation, intellectual property, consumer protection, advertising, and data privacy protection. We believe that, as of the date of this proxy statement/prospectus, our games are compliant with all applicable laws concerning game content, including avoiding offensive, harmful, or inappropriate materials, as well as violence, explicit content, hate speech, and other related issues. Certain jurisdictions may enact regulations overseeing games that involve gambling elements or loot box mechanics, requiring transparency, and age restrictions. We are also subject to intellectual property laws worldwide, including copyrights, trademarks, and patents. Unauthorized use of others’ intellectual property may result in legal proceedings. See “Risk Factors—Risks related to Gamehaus’ Business and Industry—Third parties may claim that we infringe their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting our services.” We are actively taking precautions against intellectual property infringements, and as of the date of this proxy statement/prospectus, we have not received any notice, claim, or assertion alleging infringement upon others’ intellectual property rights. Furthermore, we are subject to a variety of laws and regulations in the United States and abroad regarding data privacy and security, such as the GDPR and CCPA, and are undertaking efforts to address our compliance obligations under such laws. While additional work remains to address the complex privacy and data protection requirements to which we are subject worldwide, as of the date of this proxy statement/prospectus, we have not received any notice, claim, or assertion claiming a violation of such requirements. We are typically dependent upon our app distribution platform providers, such as Apple App Store and Google Play, to solicit, collect, and provide us with information regarding our games that is necessary for compliance with applicable regulations. To the best of our knowledge, all of our games are compliant with local laws and regulations in each region where they are published, as the review process on such platforms as Apple App Store and Google Play is stricter for compliance purposes than relevant local laws and regulations. As of the date of this proxy statement/prospectus, we have not received any inquiry, notice, or sanction regarding legal non-compliance concerning our game products from any federal, state, or local regulatory authorities outside the PRC. While we believe we are currently in material compliance with applicable laws and regulations, we intend to continue to monitor our game products and game publishing services. Our business, including our ability to operate and expand internationally, could be adversely affected if laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that requires changes to these practices, the design of our games, features, or our privacy policy.

Regulations Related to Data Privacy

We are and/or may become subject to a variety of laws and regulations in the United States and abroad regarding data privacy and security. The legislative and regulatory landscapes for data privacy and security continue to evolve in jurisdictions worldwide, with an increasing focus on privacy and data protection issues with the potential to affect our business.

In the United States, we are subject to certain state privacy laws. For example, the CCPA, California’s stringent and comprehensive privacy law, imposes a myriad of obligations on regulated entities like us. Similar laws have been passed in 12 additional U.S. states. These laws collectively grant consumers certain enumerated rights to their personal information, including the rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how regulated companies use their personal information. Additionally, there are a number of more focused laws that directly regulate direct marketing efforts, including the CAN-SPAM Act and the Telephone Consumer Protection Act, Children’s privacy, such as the Children’s Online Privacy Protection Act, and the posting of a website privacy policy, such as the Nevada security and privacy of personal information law.

In the EU and UK, we are subject to EU GDPR and UK GDPR. These laws impose a number of strict requirements on controllers, like us. These laws require controllers to inform individuals of how their personal data is handled, implement safeguards to protect the security and confidentiality of personal data, take certain measures when sharing personal data with third parties, and respond to individual requests to exercise their data protection rights. There are other EU and UK laws – such as the EU ePrivacy Directive 2002/58/EC and the UK Public and Electronic Communications Regulations 2003 – which impose requirements around direct marketing and the use of cookies and other similar technologies, which we are subject to.

We are undertaking efforts to address our compliance obligations under such laws. While additional work remains to address the complex privacy and data protection requirements to which we are subject worldwide, as of the date of this proxy statement/prospectus, we have not received any notice, claim, or assertion claiming a violation of such requirements. We do not have any insurance coverage which would compensate us for any claims made under public or private claims brought against us relating to failures to adequately maintain privacy and data protection. See “Risk Factors—Risks Related to Gamehaus’ Business—Our current insurance policies do not provide adequate levels of coverage against claims we may incur, and in the case of an uninsured or underinsured claim, we would be required to bear the costs of repair and recovery and/or potential liability for a wide variety of perils to which our business is exposed, including those relating to cyber-attacks and data breaches.”

Although we make reasonable efforts to comply with all applicable data protection laws and regulations, we have not developed robust controls and/or procedures designed to ensure compliance with all applicable privacy laws to which we are subject. The regulatory framework for data privacy issues worldwide is currently evolving and is likely to remain uncertain for the foreseeable future, and it is possible that applicable laws and regulations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules, or our practices. We also make public statements about our use and disclosure of personal information through our privacy policy, information provided on our website, and other public statements. Although we have taken steps to ensure our public statements are complete, accurate, and fully implemented, we may at times fail to do so or be alleged to have failed to do so. We may be subject to potential regulatory or other legal action if such policies or statements are found to be deceptive, unfair, or misrepresentative of our actual practices. In addition, from time to time, concerns may be expressed about whether our products and services compromise the privacy of our customers and others. Any concerns about our data privacy and security practices (even if unfounded), or any failure, real or perceived, by us to comply with our posted privacy policies or with any legal or regulatory requirements, standards, certifications, orders, or other privacy or consumer protection-related laws and regulations applicable to us, could cause our customers and users to reduce their use of our products and services.

Competition

The gaming industry worldwide is highly competitive and rapidly evolving, with many new companies joining the competition in recent years. In particular, the mobile gaming industry is characterized by rapid technological advancement, frequent launches of new games, changes in player needs and behavior, disruption by innovative entrants, and evolving business models and industry standards. As a result, our industry is constantly changing games and business models to adopt and optimize new technologies, increase cost efficiency, and adapt the preferences of players. We compete for leisure time, attention, and discretionary spending of our players versus other forms of offline and online entertainment, including social media, reading, and other video games on the basis of a number of factors, including quality of player experience, breadth and depth of gameplay, ability to create or license compelling content, brand awareness and reputation, and access to effective distribution channels. Our primary competitors include Playtika, Zynga, Scopely, and other game developers and publishers.

We believe that we are well-positioned to effectively compete in the mobile gaming industry based on the factors listed above, especially due to (i) our scalable business model, which enables us to work with more developer partners on a cost-effective basis, rather than relying on acquiring those teams that have already achieved a certain level of scale; (ii) our connection to experienced and efficient Chinese game developers, which provides us with opportunities to acquire a diverse portfolio of games, rather than being limited to a single or a few categories; and (iii) our data-driven technology-enabled user acquisition and monetization strategies, which significantly enhance the profitability of each game we publish. It is possible, however, that some of our current or future competitors may have longer operating histories, greater brand recognition, or more financial, technical, or marketing resources. We may lose customers if we fail to compete successfully, which could adversely affect our financial performance and business prospects. We cannot guarantee that our business model and strategies will remain competitive or successful in the future. For a discussion of risks relating to competition, see “Risk Factors—Risks Related to Gamehaus’ Business—We are in the highly competitive mobile gaming industry, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.”

Employees

We had 148, 150, 183, and 172 full-time employees as of December 31, 2023 and June 30, 2023, 2022, and 2021, respectively. The following table sets forth the number of our full-time employees as of December 31, 2023:

Function:	Number
Operations	31
Research and Development	33
Sales and Marketing, Business Support, and Technology Support	58
General and Administration	26
Total	148

We enter into employment contracts with a confidentiality clause with our full-time employees.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

Our principal executive offices are located at 5th Floor, Building 2, No. 500, Shengxia Road, Pudong New District, Shanghai, the PRC, where Shanghai Kuangre, one of our subsidiaries, leases office space from an independent third party pursuant to a lease agreement dated as of April 10, 2019, as amended on December 15, 2021, with an area of approximately 17,533 square feet, a lease term from June 1, 2022 to May 31, 2024, and a monthly rent of RMB272,493 (approximately $39,187). Shanghai Kuangre may renew the lease by submitting a written notice requesting renewal at least six months before the current lease agreement expires, provided that no material breaches occur during the lease term.

In addition, Beijing Haoyou, one of our subsidiaries, leases office space for our research and development center at Building No.1, 3rd Floor, Unit 50332, No. 2 Nanzhugan Hutong, Dongcheng District, Beijing, China, from an independent third party pursuant to a lease agreement dated December 6, 2022, with an area of approximately 1,143 square feet, a lease term from January 6, 2023 to January 5, 2024, and a monthly rent of RMB12,940 (approximately $1,861). The lease agreement may be terminated by either party in the event of a material breach by the other party of the agreement. According to the agreement, Beijing Haoyou holds the right of first refusal for lease renewal, provided a written notice of intent to renew is given to the landlord at least 30 days prior to the expiration of the current agreement.

Shanghai Kuangre also leases office space from an independent third party, pursuant to a lease agreement dated September 1, 2022, with an area of approximately 2,265 square feet, a lease term from September 1, 2022 to August 31, 2024, and a monthly rent of RMB16,836 (approximately $2,421). The lease agreement may be terminated by either party in the event of a material breach by the other party of the agreement.

We believe that the offices that we currently lease are adequate to meet our needs for the foreseeable future.

Insurance

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance, and housing insurance. We are required under PRC laws to make contributions from time to time to employee benefit plans for our full-time employees at specified percentages of the salaries, bonuses, and certain allowances of such employees, up to a maximum amount specified by the local governments in China. We have not made adequate social security and housing fund contributions for all employees, and we may be required to make up for the shortfall in the social security contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. We also maintain a general public liability insurance for one of our subsidiaries, Shanghai Kuangre. We do not maintain directors and officers liability insurance, group comprehensive life insurance for employees, property insurance, business disruption insurance, cyber-security insurance or insurance against breaches or loss of data or personal private information of users of our games. See “Risk Factors—Risks Related to Gamehaus’ Business—Our current insurance policies do not provide adequate levels of coverage against claims we may incur, and in the case of a uninsured or underinsured claim we would be required to bear the costs of repair and recovery and/or potential liability for a wide variety of perils to which our business is exposed, including those relating to cyber-attacks and data breaches.”

Seasonality

Our business is not subject to seasonality.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

INDUSTRY OVERVIEW OF GAMEHAUS

Unless otherwise noted, all the information and data presented in this section have been derived from the industry report of Frost & Sullivan commissioned by Gamehaus in August 2023 entitled “Independent Study on Global Mobile Game Publishing Platforms” (the “Frost & Sullivan Report”). Frost & Sullivan has advised that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Overview of the Global Mobile Game Industry

Definition and Categorization

Mobile games refer to video games designed and developed specifically for mobile devices, such as smartphones and tablets. They encompass a diverse range of games, including casual, puzzle, strategy, RPG, action, and multiplayer games. Mobile games are typically accessed and played through mobile applications downloaded from app stores or platforms, or through web-based platforms optimized for mobile devices. Generally, mobile games can be classified based on their gameplay, genre, and/or revenue generation models. In particular, mobile games can be segmented based on game genres, including hyper-casual games, casual games, mid-core games, and hard-core games.

●	Hyper-casual games: Hyper-casual games refer to lightweight and straightforward games with instantly playable experiences that encourage repeated engagement due to their brief sessions and fun game mechanics, which do not require significant data usage or time commitment and are typically developed at low cost by independent game developers or small studios. Hyper-casual games primarily utilize the IAA model and have a relatively short lifecycle.

●	Casual games: Casual games refer to games that have relatively simple gameplay mechanics and can be easily experienced. Casual games consume minimal data resources and have a low payment threshold. Casual games offer players deeper engagement through richer gameplay mechanics and typically exhibit higher user retention compared to hyper-casual games while maintaining a user-friendly and accessible design. Casual games primarily utilize the IAP model or the hybrid model that combines both IAA and IAP models.

●	Mid-core games: Mid-core games refer to games that have more challenging gameplay and require more time commitment than casual games. Mid-core games are a cross between casual and hardcore games. Mid-core games primarily utilize the IAP model.

●	Hard-core games: Hard-core games refer to games with demanding gameplay mechanics and profound and intricate content that typically demand a substantial investment and have a long lifecycle. Typically, hard-core games attract a dedicated and loyal user base with a high level of retention, who invest a significant amount of time and payments. Hard-core games primarily utilize the IAP model.

Market Size

Market Size of Global Mobile Game Market, Breakdown by Game Genre, 2017-2027E

Source: Frost & Sullivan

The global mobile game market has witnessed substantial growth from $68.3 billion in 2017 to $111.5 billion in 2022 with a compound annual growth rate (“CAGR”) of 10.3%, driven by the increasing penetration of smartphones, the growing popularity of mobile gaming among diverse demographics, and technological advancements. Although the market witnessed a slight setback in 2022 as total revenue experienced a year-over-year decline of 6.5%, the industry maintained its growth momentum. Hard-core games accounted for the largest market share of 40.2% in 2022, followed by mid-core games of 34.7%. The global mobile game market is expected to increase with a CAGR of 3.3% from 2022 to 2027, reaching $131.0 billion in 2027, driven by technological advancements and the development of digital distribution platforms. The combination of player demand for accessible and engaging gaming experiences, coupled with the creativity and innovation of small- and medium-sized developers, has fueled the rise of casual and mid-core games in the global mobile game market. Casual games are expected to grow with a CAGR of 3.5% from 2022 to 2027, which is higher than that of the entire mobile game market, while mid-core games are also expected to grow with a CAGR of 3.3% during the same period.

Market Size of Global Mobile Game Market, Breakdown by Region, 2017-2027E

Source: Frost & Sullivan

The global mobile game market varies across different regions, reflecting varying levels of maturity and growth potential. As of the date of this proxy statement/prospectus, the mobile game market is relatively mature in regions such as the United States and Europe, while Asia-Pacific and Latin America are poised for rapid growth in the future. Asia-Pacific, in particular, has emerged as a powerhouse in the global mobile game market. Countries such as China, Japan, and South Korea have robust gaming cultures, and the markets in those countries are supported by a large population of avid mobile gamers. Latin America has experienced a surge in smartphone adoption, improved Internet connectivity, and a growing middle class with an increasing interest in gaming. Asia-Pacific and Latin America registered meaningful growth from 2017 to 2022, representing a CAGR of 10.4% and 11.8%, respectively. Going forward, mobile game markets in Asia-Pacific and Latin America are expected to grow with a CAGR of 3.3% and 4.0%, respectively. The mobile game markets in North America and Europe tend to represent a higher market maturity under solid development history, with the revenue generated by the two regions reaching $31.9 billion and $16.5 billion in 2022, respectively. Such a trend is expected to continue with the respective market sizes growing at a CAGR of 3.1% and 3.4% over the period from 2022 to 2027, respectively.

Market Drivers

According to Frost & Sullivan, the key drivers for the global mobile game industry include:

●	Advancements in technology: The availability of high-speed Internet connectivity, such as 5G networks, has transformed the way players interact with mobile games. Digital distribution platforms, such as app stores and online marketplaces, have become the primary channels for delivering mobile games to users worldwide, which provide game developers with direct access to a global audience, allowing for easy discovery and distribution of their games.

●	Accessibility of game development tools, platforms, and resources: The accessibility of game development tools, platforms, and resources, such as AIGC, has emerged as a significant market driver in the mobile game industry. With the advent of user-friendly game engines, software development kits, and development platforms, game developers have access to intuitive and powerful tools that could simplify the game creation process, which may significantly lower the barriers to entry for game developers. AIGC, in particular, has revolutionized game creation by leveraging artificial intelligence techniques to automate and assist in various aspects of game development.

●	Flourishing ecosystem of small and medium-sized mobile game developers: Driven by growing investments in game development, small- and medium-sized mobile game developers are flourishing globally and making significant contributions with their innovative games. The accessibility of game development tools, platforms, and resources, such as AIGC, has empowered such game developers to bring their ideas to life and deliver engaging experiences to players. As a result, even small- and medium-sized developers are able to compete with larger companies and deliver engaging and high-quality games.

Overview of Global Mobile Game Publishing Platforms

Definition and Categorization

Mobile game publishing platforms refer to platforms that provide full-process services for mobile game developers to help publish their mobile games. Such platform services often cover funding, marketing, data analysis, and publishing. Generally, global mobile game publishing platforms can be divided into publishing platforms, developing and publishing platforms (only publishing self-developed games), and developing and publishing platforms (publishing both self-developed games and games developed by other companies).

Market Size

Market Size of Global Mobile Game Publishing Platforms for Small and Medium-sized Developers, by Company Classification, 2017-2027E

Source: Frost & Sullivan

The market size for global mobile game publishing platforms for small- and medium-sized developers increased from $22.7 billion in 2017 to $34.7 billion in 2022, with a CAGR of 8.9%. As generative AI technology has significantly empowered small- and medium-sized game developers, the number of small- and medium-sized game developers is expected to grow rapidly, further boosting the publishing platforms in the future. As a result, the market size of the global mobile game publishing platforms for small- and medium-sized developers is forecasted to reach $43.8 billion in 2027 at a CAGR of 4.8%.

Market Size of Global Publishing Platforms Facilitating Overseas Publishing of Chinese Mobile Games, by Company Classification, 2017-2027E

Source: Frost & Sullivan

In the past five years, the market size of global publishing platforms that facilitate overseas publishing of Chinese mobile games grew rapidly from $2,515.3 million in 2017 to $7,025.1 million in 2022 with a CAGR of 22.8%, benefiting from the booming market of global mobile games during the COVID-19 pandemic. The market size of global mobile game publishing platforms in the Chinese mobile game overseas publishing industry is expected to reach $9,676.6 million in 2027 with a CAGR of 6.6% with technological advancements and the flourishing ecosystem of small and medium-sized mobile game developers.

Market Size of Global Mobile Game Publishing Platforms* Facilitating Overseas Publishing of Chinese Casual and Mid-core Mobile Games, by Gross Revenue, 2017-2027E

*	Note: Global mobile publishing platforms here refer to the platforms that only publish games, and platforms that also self-develop mobile games are excluded here.

Source: Frost & Sullivan

Benefiting from the fast growth of the global mobile game market, the market size of global publishing platforms that facilitate overseas publishing of Chinese casual and mid-core mobile games grew from $629.8 million in 2017 to $1,777.9 million in 2022, with a CAGR of 23.1%. Along with the booming market of mobile games, the revenue of publishing platforms presented an upward trend during the COVID-19 pandemic from 2020 to 2021. However, the global economic recession after the COVID-19 pandemic has decreased game players’ purchasing power, which resulted in the decline of Chinese casual and mid-core mobile game overseas-publishing platforms in 2022. With the recovery of the global economy and an increasing number of mobile game developers boosted by AI technology, the market size is expected to reach $2,475.7 million in 2027 with a CAGR of 6.8%.

Market Drivers

According to Frost & Sullivan, the key drivers for the global mobile game publishing platforms include:

●	Rising number of small- and medium-sized game developers: Generative AI technology has made a breakthrough in the game industry, optimizing the game development process and assisting in game production. Small- and medium-sized game developers are able to significantly reduce research and development costs by leveraging AIGC technology instead of costly text, images, and code labor. As games will gradually become easier to develop, small- and medium-sized game developers will become more prevalent. With the rising number of game developers, more mobile games will require professional publishing services as small- and medium-sized developers often lack publishing capability.

●	Fierce market competition in casual and mid-core games market: The mobile game market is becoming saturated, and many games are facing fierce competition, especially for those casual and mid-core games developed by small- and medium-sized game developers. These casual and mid-core games are severely homogenized and heavily rely on Internet traffic and channels. To maximize game revenue, an increasing number of small- and medium-sized game developers will choose professional publishing platforms rather than publish games by themselves, which is expected to further increase the penetration rate of professional publishing platforms.

Future Trends

According to Frost & Sullivan, the future trends for the global mobile game publishing platforms include:

●	Lifting penetration of professional game publishing platforms: The game publishing service is critical in the mobile game industry, especially for those casual and mid-core mobile games, which are usually homogenized in game content or play patterns. With the rising number of small- and medium-sized mobile game developers, the penetration rate of professional game publishing platforms is expected to increase. Such small- and medium-sized developers tend to choose an integrated publishing solution that can maximize their game gross revenue, allowing them to focus more on content creation and game innovation.

●	Application of advanced technologies in publishing platforms: The mobile game publishing platforms will apply more emerging technologies to improve the ability and efficiency of publishing games. AI technology will be used for daily revenue prediction, automatic bidding system management, and other aspects to enhance publishing efficiency. Big data technology will be used for data analysis. Through big data analysis, the publishing platforms can better evaluate and adjust the advertising and daily operation of the game, thus reducing game publishing costs and maximizing gross revenue during the whole life circle of the game.

Competitive Landscape

With a market share of 8.4% in 2022, Gamehaus ranked first among global mobile game publishing platforms (excluding platforms publishing self-developed games) that facilitate overseas publishing of for Chinese casual and mid-core games. Gamehaus ranked tenth as a global mobile game publishing platform (excluding platforms publishing self-developed games) committed to serving small- and medium-sized developers in the global casual and mid-core mobile game publishing market in 2022 with a market share of 1.7%. Furthermore, Gamehaus was the sixth largest Asian mobile game publishing platform in the aforementioned market in 2022.

GAMEHAUS MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Gamehaus’ financial condition and results of operations in conjunction with the section entitled “Selected Historical Financial Information—Gamehaus” and Gamehaus’ consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. This discussion and analysis should also be read together with the pro forma consolidated financial information in the section entitled “Unaudited Pro Forma Consolidated Financial Information.” This discussion contains forward-looking statements that involve risks and uncertainties. Gamehaus’ actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus. Unless the context otherwise requires, references in this section to “the Company” and “Gamehaus” are intended to mean the business and operations of Gamehaus and its consolidated subsidiaries.

Business Overview

Gamehaus is an exempted company with limited liability incorporated in the Cayman Islands. As a holding company with no material operations of its own, Gamehaus conducts all of its operations through its operating subsidiaries in Singapore, Hong Kong, and mainland China. Gamehaus is a technology-driven mobile game publishing company dedicated to nurturing partnerships with and amplifying the success of small- and medium-sized game developers. With its data-driven commercialization support and optimized game distribution solutions, the Company helps small- and medium-sized game developers stay competitive in the global gaming market.

As a game publisher targeting the global market, Gamehaus distributes mobile games created by its developer partners across a wide range of gaming markets worldwide, including in countries such as the U.S., the U.K., Australia, Germany, France, Canada, Brazil, Japan, and India, among others. As of the date of this proxy statement/prospectus, Gamehaus has built a diverse game portfolio across multiple genres, including social casino, match, simulation, RPG, puzzle, and bingo. See “Business of Gamehaus—Game Genres and Portfolio.” Gamehaus’ most popular game category is social casino, and the majority of its users for this genre are located in Europe and North America. As a result, more than 75% of its revenue for the six months ended December 31, 2023 and the fiscal year ended June 30, 2023 was derived from the European and North American markets. As of the date of this proxy statement/prospectus, Gamehaus has published approximately 110 mobile games and has achieved over 200 million cumulative downloads.

Gamehaus operates as a game publishing company, but its role extends beyond that. As Gamehaus understands the challenges faced by small- and medium-sized game developers, who typically lack commercialization capabilities and face intense competition from large game developers in the mobile gaming industry with channel and resource advantages, it has developed a symbiotic relationship with small- and medium-sized game developers to drive mutual growth and success. Specifically, by leveraging its extensive experience in the mobile gaming industry, its technological advantages, and its data-driven insights into game content production and distribution, Gamehaus offers a comprehensive package of services covering all aspects of the game life cycle, including (i) game development, (ii) screening and pre-publication testing, (iii) user acquisition, and (iv) monetization. See “Business of Gamehaus—Services.” Gamehaus’ proven and scalable growth model allows it to remain an asset-light company while fostering partnerships with game developers by selecting games that are most likely to succeed and distribute these games through the most appropriate distribution channels, so as to maximize the ROI in game promotion and marketing. As of the date of this proxy statement/prospectus, Gamehaus has worked with over 70 developer partners since its incorporation, who are all located in the PRC.

Gamehaus’ revenue for the six months ended December 31, 2023 was $77.2 million, with net cash flows used in operating activities of $2.3 million, compared to $77.8 million of revenue and $1.4 million of net cash flows generated by operating activities for the six months ended December 31, 2022. Gamehaus’ revenue for the fiscal year ended June 30, 2023 was $168.2 million, with net cash flows generated from operating activities of $2.2 million, compared to $140.9 million of revenue and $3.7 million of net cash flows used in operating activities for the fiscal year ended June 30, 2022. Gamehaus had net income of $3.9 million, $4.1 million, and $1.5 million for the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022, respectively. For additional information regarding Gamehaus, see the section of this proxy statement/prospectus entitled “Business of Gamehaus.”

Key Factors Affecting Business and Financial Results

A number of factors may affect the performance of the Company’s business and the comparability of its results from period to period, including:

●	Connections to Game Content Providers. The Company’s business relies heavily on its relationships with its developer partners, who are third-party game content providers. See “Business of Gamehaus–Developer Partners.” These connections enable the Company to offer a diverse and engaging portfolio of games to its customers. Any disruption in these relationships, whether due to contractual issues, changes in business strategies of its partners, or other reasons, could limit the Company’s access to high-quality game content, which would adversely affect its user engagement and revenue.

●	User Acquisition. Establishing and maintaining a loyal and growing user base is critical to the Company’s success. The Company invests significantly in marketing and advertising campaigns, including ad network and demand-side platform (“DSP”) marketing, social media marketing, and influencer partnerships, to attract new players to its games. The effectiveness of these campaigns, as well as the cost per acquisition of new users, is a key determinant of its future growth and profitability. Changes in advertising costs, platform algorithms, or competition for user attention can significantly impact the Company’s user acquisition efforts and results.

●	New Game Content and Features. The Company’s ability to retain existing players and attract new ones is heavily dependent on its capacity to continually innovate and offer new, engaging content and features within its games. This includes the development of new game titles, updates to existing games, and the launch of new in-app events or features that encourage player engagement and monetization. These initiatives require substantial investments in creative and technical resources, and their success is not guaranteed. Delays or failures in launching appealing new content or features could result in decreased player engagement and revenue.

●	Monetization. The Company’s revenue is primarily generated through in-app purchases of virtual items and currency, as well as in-app advertising. The effectiveness of the Company’s monetization strategies, including pricing, promotional offers, and advertising partnerships, is critical to its financial performance. Changes in player spending behavior, competition, regulatory restrictions on in-app purchases or advertising, and shifts in the broader digital advertising market can significantly impact the Company’s ability to monetize its user base effectively. Managing the balance between player engagement and monetization is a complex challenge that requires careful strategic planning and execution.

●	Investment in Technology. To maintain competitive, the Company continually invests in technology, including game development tools, data analytics, cloud infrastructure, and security measures. These investments enable the Company to improve the performance and security of its games, personalize player experiences, and operate more efficiently. However, technology investments are often capital-intensive and may not always yield expected returns. Additionally, the rapid pace of technological change in the mobile gaming industry requires the Company to continuously adapt, which can result in significant ongoing expenses.

Key performance indicators

The Company manages its business by tracking several key performance indicators, each of which is tracked by its internal analytics systems and more fully described below and referred to in its discussion of operating results. The Company’s key performance indicators are impacted by several factors that could cause them to fluctuate on a periodical basis, such as platform providers’ policies, restrictions, seasonality, user connectivity and the addition of new content to certain portfolios of games. Future growth in the number of players and engagement time will depend on the Company’s ability to retain current players, attract new players, launch new games and features, and expand into new markets and distribution platforms.

●	Average Daily Active Users. DAU is defined as the number of individual users who play a game on a particular day. The Company tracked DAU based on device activities. Thus, an individual who plays multiple games or on multiple devices is counted more than once. Average DAU for a period is the average of the monthly average DAUs for the period presented. The Company believes this indicator provides useful information in understanding the number of users reached across its portfolio of games on a daily basis.

●	Average Monthly Active Users. MAU is defined as the number of individual users who play a game during a particular month. The Company tracked MAU based on device activities. Thus, an individual who plays multiple games or on multiple devices is counted more than once. Average MAU for a period is the average of MAUs for each month for the period presented. The Company believes this indicator provides useful information in understanding the number of users reached across its portfolio of games on a monthly basis.

●	Average Daily Paying Users. DPU is defined as the number of individuals who made a purchase in a game during a particular day. The Company tracks DPU based on device activities. As such, an individual who makes a purchase in two different games in a particular day is counted as two DPUs and an individual who makes purchases in the same game on two different devices is also counted as two DPUs. The term “Average DPU” for a period is defined as the average of DPU for each day during the period presented. The Company uses DPU and Average DPU to better understand the size of its active player base that makes in-app purchases, thus enabling the Company to steer its strategic goals in setting player acquisition and pricing strategies.

●	Average Monthly Paying Users. MPU is defined as the number of individual users who make an in-app purchase during a particular month. An individual who makes purchases in multiple games or on multiple devices may, in certain circumstances, be counted more than once. However, the Company uses third-party data to limit the occurrence of multiple counting. Average MPU for a period is the average of MPUs for each month for the period presented. The Company believes this indicator provides useful information in understanding the number of users reached across its portfolio of games who make in-app purchases on a monthly basis.

●	Average Revenue Per Daily Active User. Average RPDAU is calculated by dividing revenue generated during a specific period by the Average DAU for that period, then further dividing by the number of days in the period. The Company believes this indicator provides useful information reflecting game monetization.

●	Average Monthly Payer Conversion Rate. Average MPCR is calculated by dividing average MPU for a specific period by the average MAU for the same period. The Company believes this indicator provides useful information about game monetization.

●	Average Daily Payer Conversion Rate. Average DPCR is calculated by dividing Average DPU for a specific period by the Average DAU for that period. The Company believes this indicator provides useful information reflecting game monetization.

●	Average Day Seven Retention Rate. Average 7D Retention Rate is calculated by dividing the number of new users who continue to with the app on the seventh day after installing for a specific period by the total number of new users for that period. The Company believes this indicator provides useful information reflecting user engagement.

Key Components of Financial Results

Revenue

The Company primarily generates its revenue from the sale of virtual items associated with mobile games. The Company also generates a portion of revenue from advertisements within mobile games. The following tables present the breakdown of the Company’s total revenue, both in absolute amount and as a percentage of its total revenue, for the fiscal years and periods indicated.

	For the Fiscal Years Ended June 30,
	2023	%	2022	%
Revenue from In-app purchases	$150,815,913	89.7%	$126,312,302	89.7%
Revenue from advertisements	17,340,993	10.3%	14,582,484	10.3%
Total revenue	$168,156,906	100%	$140,894,786	100%

	For the Six Months Ended December 31,
	2023	%	2022	%
Revenue from In-app purchases	$69,772,739	90.4%	$70,400,429	90.5%
Revenue from advertisements	7,387,813	9.6%	7,400,139	9.5%
Total revenue	$77,160,552	100%	$77,800,568	100%

The Company distributes its games to game players/users through various mobile platforms, such as Apple App Store, Google Play, Amazon, and other mobile platforms. Through these platforms, users can download the Company’s free-to-play games and purchase virtual items to enhance their game-playing experience. Players can purchase virtual items through various widely accepted payment methods offered in the games. The Company’s games are distributed on various third-party platforms for which the platform providers collect proceeds from its game players and pay the Company an amount after deducting platform fees. For purchases made through such third-party platforms, the Company is primarily responsible for fulfilling the virtual items, has control over the content and functionality of games, and has the discretion to establish the virtual items’ prices. Therefore, the Company is the principal and, accordingly, revenue is recorded on a gross basis. Payment processing fees paid to platform providers are recorded within the cost of revenue.

Operating costs and expenses

The following tables set forth its operating costs and expenses, both in absolute amount and as a percentage of total revenue, for the fiscal years and periods indicated.

	For the Six Months Ended December 31,
	2023	%	2022	%
Cost of revenue	$38,292,167	52.2%	$35,026,425	45.3%
Research and development expenses	2,640,359	3.6%	2,847,849	3.7%
Selling and marketing expenses	30,392,910	41.4%	38,160,119	49.3%
General and administrative expenses	2,018,830	2.8%	1,291,934	1.7%
Total operating costs and expenses	$73,344,266	100%	$77,326,327	100%

	For the Fiscal Years Ended June 30,
	2023	%	2022	%
Cost of revenue	$71,374,290	43.3%	$67,165,386	48.8%
Research and development expenses	5,485,627	3.3%	9,772,306	7.1%
Selling and marketing expenses	85,331,774	51.7%	56,209,006	40.8%
General and administrative expenses	2,814,455	1.7%	4,590,809	3.3%
Total operating costs and expenses	$165,006,146	100%	$137,737,507	100%

Cost of revenue

Cost of revenue primarily consists of payment processing fees, royalties, customized design fees paid to related parties and third parties, hosting fees, and other direct expenses incurred to generate revenue. Platform providers, such as Apple, Google, and Amazon, charge transactional payment processing fees, which generally represent approximately 30% of the Company’s revenue, for accepting payments from players for in-app consumable virtual items. Royalties are incurred and paid by the Company, in accordance with licensing agreements for the relevant intellectual property, to both affiliated and unaffiliated third parties. Customized design fees are incurred in accordance with the design agreement upon the Company’s unique design request, and payment by the Company is made as the project progresses and upon its completion.

The Company expects cost of revenue to fluctuate proportionately with revenue, and such proportionality may vary as a percentage of revenue based on the Company’s mix of games with different royalties and profit-sharing arrangements.

Research and development expenses

Research and development expenses consist of (i) salaries, bonuses, benefits, and other compensations related to research and development; (ii) outsourced professional services related to the development of game and software; and (iii) depreciation expenses associated with assets associated with its research and development efforts. The Company expects research and development expenses to increase in absolute dollars as the Company expands its business and hires more employees to support its technical development and operating activities. The Company also expects research and development expenses specifically associated with new game development to fluctuate over time primarily because the Company capitalizes development costs incurred during the application development stage, but expenses development costs incurred during the preliminary project stage.

Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) advertisement expenses paid to third parties related to advertising and user acquisition; (ii) salaries, bonus, benefits, and other compensations for employees who work in service lines; and (iii) depreciation expenses associated with assets related to the Company’s selling and marketing efforts.

General and administrative expenses

General and administrative expenses primarily consist of (i) staff costs including salaries, bonuses, and other direct labor expenses related to general and administrative personnel; (ii) expenses related to outsourced professional services such as consulting, legal, and accounting services and insurance premiums; and (iii) rent, depreciation expenses, travel and communication expense, and other corporate expenses related to general and administrative personnel.

Performance Results of Operations

The tables below show the results of the Company’s key operating metrics for the periods indicated. Unless otherwise indicated, the operating metrics are presented in thousands, except percentages.

The Company measures the performance of its business using several key operating metrics, including Average DAUs, Average MAUs, Average DPUs, Average MPUs, Average RPDAU, Average MPCP, and Average DPCR. These operating metrics can help the Company’s management understand and measure the player engagement level of its players, and the size and reach of its audience.

	For the Six Months Ended December 31,
(In thousands, except percentages)	2023	2022
Non-financial performance metrics
Average DAUs	888	882
Average MAUs	4,450	4,585
Average DPUs	20	20
Average MPUs	186	190
Average RPDAU	0.483	0.482
Average MPCR	4.2%	4.1%
Average DPCR	2.3%	2.2%
Average 7D Retention Rate	10.8%	11.7%

The Company’s Average DAUs increased by 0.7%, or 6,000, to 888,000 for the six months ended December 31, 2023 from 882,000 for the six months ended December 31, 2022. However, The Company’s Average MAUs decreased by 2.9%, or 135,000, to 4,450,000 for the six months ended December 31, 2023 from 4,585,000 for the six months ended December 31, 2022.

The Company’s Average DPUs remained steady at 20,000 for the six months ended December 31, 2023, compared to the six months ended December 31, 2022. The Company’s Average MPUs decreased by 2.1%, or 4,000, to 186,000 for the six months ended December 31, 2023 from 190,000 for the six months ended December 31, 2022.

The slight decrease in Average MAUs and MPUs was primarily due to the loss of game players as the Company reduced advertising costs by 21.5%, or 7.9 million, to $28.9 million for the six months ended December 31, 2023, from $36.8 million for the six months ended December 31, 2022. However, Average DAUs and DPUs remained steady due to the improved quality of game players and payment rates.

The Company’s Average MPCR increased by 2.4%, or 10 basis point, to 4.2% for the six months ended December 31, 2023 from 4.1% for the six months ended December 31, 2022. Similarly, the Company’s Average DPCR increased by 4.5%, 10 basis point, to 2.3% for the six months ended December 31, 2023 from 2.2% for the six months ended December 31, 2022. The Company’s Average RPDAU increased to 0.483 for the six months ended December 31, 2023 from 0.482 for the six months ended December 31, 2022. The increases in the payer conversion rate or payment rate, including MPCR, DPCR, and Average RPDAU were primarily due to the growing popularity of the Company’s games as it focused on live operations to enhance game play and monetization.

The Company’s 7D Retention Rate decreased by 7.7%, or 90 basis point, to 10.8% for the six months ended December 31, 2023, from 11.7% for the six months ended December 31, 2022. During the six months ended December 31, 2023, the Company adopted a more active monetization strategy, which included conducting more promotional events and setting higher paywalls for free users. Through this approach, the Company achieved a higher payment conversion rate and Average RPDAU. However, it had a negative impact on the initial experience of free users, causing some non-paying users to leave and consequently leading to a decrease in the D7 retention rate.

	For the Fiscal Years Ended June 30,
(In thousands, except percentages)	2023	2022
Non-financial performance metrics
Average DAUs	1,012	862
Average MAUs	5,232	4,257
Average DPUs	22	16
Average MPUs	215	152
Average RPDAU	0.458	0.457
Average MPCR	4.1%	3.6%
Average DPCR	2.2%	1.9%
Average 7D Retention Rate	12.4%	12.9%

The Company’s Average DAUs increased by 17.4%, or 150,000, to 1,012,000 for the fiscal year ended June 30, 2023 from 862,000 for the fiscal year ended June 30, 2022. The Company’s Average MAUs increased by 22.9%, or 975,000, to 5,232,000 for the fiscal year ended June 30, 2023 from 4,257,000 for the fiscal year ended June 30, 2022. Average DAUs and MAUs increased due to the growing user acquisition and higher player engagement.

The Company’s Average DPUs increased by 37.5%, or 6,000, to 22,000 for the fiscal year ended June 30, 2023 from 16,000 for the fiscal year ended June 30, 2022. The Company’s Average MPUs increased by 41.4%, or 63,000, to 215,000 for the fiscal year ended June 30, 2023 from 152,000 for the fiscal year ended June 30, 2022. Average DPUs and MPUs increased due to growing user base and introduction of new content and features resulting in increased paying player interaction.

The Company’s Average MPCR increased by 14.8%, or 50 basis points, to 4.1% for the fiscal year ended June 30, 2023 from 3.6% for the fiscal year ended June 30, 2022. Similarly, the Company’s Average DPCR increased by 10.5%, or 30 basis points, to 2.2% for the fiscal year ended June 30, 2023 from 1.9% for the fiscal year ended June 30, 2022. The Company’s Average RPDAU increased to 0.458 for the fiscal year ended June 30, 2023 from 0.457 for the fiscal year ended June 30, 2022. The increases in payer conversion rates or payment rates, including Average MPCR, Average DPCR, and Average RPDAU, were primarily driven by the growing popularity of the Company’s games as the Company focused on live operations to enhance game play and monetization.

The Company’s Average 7D Retention Rate decreased by 3.9%, or 0.5%, to 12.4% for the fiscal year ended June 30, 2023 from 12.9% for the fiscal year ended June 30, 2022. During the fiscal year ended June 30, 2023, the Company adopted a more active monetization strategy, which increased the payment conversion rate and Average RPDAU. However, it had a negative impact on the initial experience of free users, causing some non-paying users to leave and consequently leading to a decrease in the D7 retention rate.

Results of Operations

Comparison of Results of Operations for the Six Months Ended December 31, 2023 and 2022

The following table sets forth a summary of unaudited condensed consolidated results of operations for the period indicated. This information should be read together with the Company’s unaudited condensed consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended December 31,		Change
	2023	2022	Amount	%
Revenue
Revenue from in-app purchases	$69,772,739	70,400,429	(627,690)	(0.9)%
Revenue from advertisements	7,387,813	7,400,139	(12,326)	(0.2)%
Total revenue	77,160,552	77,800,568	(640,016)	(0.8)%

Operating costs and expenses
Cost of revenue	38,292,167	35,026,425	3,265,742	9.3%
Research and development expenses	2,640,359	2,847,849	(207,490)	(7.3)%
Selling and marketing expenses	30,392,910	38,160,119	(7,767,209)	(20.4)%
General and administrative expenses	2,018,830	1,291,934	726,896	56.3%
Total operating costs and expenses	73,344,266	77,326,327	(3,982,061)	(5.1)%

Income from operations	3,816,286	474,241	3,342,045	704.7%

Total other income, net	160,058	618,786	(458,728)	(74.1)%

Income before income tax	3,976,344	1093,027	2,883,317	263.8%
Income tax expenses (benefit)	124,236	(78,464)	202,700	(258.3)%
Net income	3,852,108	1,171,491	2,680,617	228.8%
Other comprehensive income
Foreign currency translation difference	608,813	(661,605)	1,270,418	192.0%
Total comprehensive income	$4,460,921	$509,886	3,951,035	774.9%

Revenue

The Company’s total revenue decreased by 0.8%, or $0.6 million, to $77.2 million for the six months ended December 31, 2023 from $77.8 million for the six months ended December 31, 2022.

The Company primarily generates revenue from the sale of virtual currency associated with online games. The Company distributes its games to game players/users through various mobile platforms, such as Apple App Store and Google Play. Through these platforms, users can download the Company’s free-to-play games and purchase virtual currency that can be redeemed for virtual goods in the game.

Revenue from in-app purchase decreased by 0.9%, or $0.6 million, to $69.8 million for the six months ended December 31, 2023 from $70.4 million for the six months ended December 31, 2022. The slight decrease in revenue from in-app purchase was primarily due to a 20.4% reduction in advertising costs related to user acquisition for the six months ended December 31, 2023, compared to the six months ended December 31, 2022. Overall, the revenue from in-app purchase remained stable, primarily due to the Company’s continued marketing efforts on player conversion, along with its improvements to monetization, resulting in an increase in all the non-financial performance metrics, including Average DAUs and MPCR during the six months ended December 31, 2023 compared to the six months ended December 31, 2022. See “—Performance Results of Operations.”

The Company also has relationships with certain advertising service providers for advertisements within its games and revenue from these advertising providers is generated through impressions, click-throughs, and banner ads.

Revenue from advertisements remained stable at $7.4 million for the six months ended June 30, 2023 and 2022. The stability of revenue from advertisements was primarily attributable to the Company’s strength in introducing new content and features, as well as its ability to retain the game players despite reduced advertising costs.

Operating cost and expenses

Operating costs and expenses decreased by 5.1%, or $4.0 million, to $73.3 million for the six months ended December 31, 2023 from $77.3 million for the six months ended December 31, 2022.

Cost of revenue

Cost of revenue increased by 9.3%, or $3.3 million, to $38.3 million for the six months ended December 31, 2023 from $35.0 million for the six months ended December 31, 2022. The increase of cost of revenue was primarily due to the increase of $2.9 million in profit sharing paid to the game developers and the increase of $0.5 million in customized design fees. The increase in profit sharing paid to the game developer was primarily the result of the Company’s increased negotiating power with game developers, enabling the Company to lower the initial royalty fees. Management expects profit sharing paid to the game developers to fluctuate with the financial performance of individual games and the profit sharing arrangements established with each game developer. The increase in customized design fees was primarily attributable to the Company’s collaborative effort in developing new games during the six months ended December 31, 2023. Management expects customized design fee expenses to fluctuate with the development of new games and the continued updating of existing games.

Research and development expenses

Research and development expenses decreased by 7.3%, or $0.2 million, to $2.6 million for the six months ended December 31, 2023 from $2.8 million for the six months ended December 31, 2022. The decrease was primarily due to a decrease in personnel expenditure related to research and development expenses. During the six months ended December 31, 2023, the Company capitalized approximately $0.3 million development costs incurred during the application development stage, while during the six months ended December 31, 2022, $1.5 million such costs were expensed during the preliminary project stage. In addition, the Company optimized its personnel structure in the research and development department to improve cost efficiency.

Selling and marketing expenses

Selling and marketing expenses decreased by 20.4%, or $7.8 million, to $30.4 million for the six months ended December 31, 2023 from $38.2 million for the six months ended December 31, 2022, primarily due to a decrease of $7.8 million in advertising costs related to marketing and player acquisition and retention. Rather than increasing advertising expenditures to attract new players, the Company strategically focused on live operations to enhance game play and monetization. As discussed above, the payer conversion rate or payment rate, including Average MPCR and DPCR increased for the six months ended December 31, 2023, compared with the payment rate for the six months ended December 31, 2022.

General and administrative expenses

General and administrative expenses increased by 56.3%, or $0.7 million, to $2.0 million for the six months ended December 31, 2023 from $1.3 million for the six months ended December 31, 2022, primarily due to an increase of $0.5 million in staff costs related to general and administrative personnel and a $0.2 million impact from fluctuations in exchange rates. The Company expects general and administrative expenses to increase in absolute dollars to support its expected growth initiatives.

Other income, net

Other income, net, is used to record the Company’s non-operating income and expenses, interest income and expenses, investment income, and other income and expenses. For the six months ended December 31, 2023, the Company had net other income of $0.2 million, representing a decrease of $0.4 million, compared to net other income of $0.6 million for the six months ended December 31, 2022. The decrease was attributable to a reduction of $0.4 million in tax refunds from third-party platforms.

Income tax expenses (benefit)

The provision for income taxes consists of current income taxes in the various jurisdictions where the Company is subject to taxation, primarily in China and Hong Kong, as well as deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities in each of these jurisdictions for financial reporting purposes and the amounts used for income tax purposes.

Cayman

Gamehaus is incorporated in the Cayman Islands and is not subject to income taxes under the current laws of the Cayman Islands.

BVI

Gamehaus BVI is incorporated in the BVI and is not subject to income taxes under the current laws of the BVI.

Singapore

Gamehaus SG is incorporated in Singapore and is subject to Singapore Corporate Tax. Nil pretax income was generated in Singapore for the six months ended December 31, 2023 and 2022.

Hong Kong

Gamehaus HK, Gamepromo, Dataverse, and Avid.ly are companies registered in Hong Kong and subject to the following corporate income tax rate: the first HK$2 million of profits earned will be taxed at half the current rate (i.e., 8.25%), while the remaining profits will continue to be taxed at the existing 16.5% if revenue is generated in Hong Kong. According to the relevant provisions of the Hong Kong tax law, a HK Company is exempt from profit tax on income derived from outside Hong Kong.

PRC

Under the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Starting from the tax year ended December 23, 2021, Shanghai Kuangre is qualified as a High and New Technology Enterprise (“HNTE”) and is subject to a favorable income tax rate of 15%. Shanghai Kuangre’s HNTE certification is valid for three years starting from December 2021 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Western Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in West area,” such enterprises shall be subject to a favorable income tax rate of 15% from January 1, 2021 to December 31, 2030. Chongqing Haohan and Chongqing Fanfengjian were established in the Western Development Zone and their income tax is subject to a favorable income tax rate of 15% till December 31, 2030. The Company’s remaining subsidiaries are subject to corporate income tax at the PRC unified rate of 25%.

For the six months ended December 31, 2023, income tax expense was $0.1 million, compared to $0.1 million of income tax benefit for the six months ended December 31, 2022, primarily because the Company aggregately generated approximately $4.0 million net income before the income taxes during the six months ended December 31, 2023.

Net income

As a result of the foregoing, the Company’s net income for the six months ended December 31, 2023 increased by 228.8%, or $2.7 million, to $3.9 million from $1.2 million when compared with the six months ended December 31, 2022. The increase in net income was primarily attributable to the Company’s continued effort to elevate gameplay experiences and enhance payer conversion rates. By prioritizing these aspects, the Company maintained the steady revenue and effectively reduced advertising costs related to marketing and player acquisition and retention.

Net income per share

For the six months ended December 31, 2023, the net income per ordinary share increased to $0.02, a significant increase from net income per share of $0.01 for the six months ended December 31, 2022.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2023 and 2022

The following table sets forth a summary of audited consolidated results of operations for the period indicated. This information should be read together with the Company’s audited consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Fiscal Years Ended June 30,		Change
	2023	2022	Amount	%
Revenue
Revenue from in-app purchases	$150,815,913	126,312,302	24,503,611	19.4%
Revenue from advertisements	17,340,993	14,582,484	2,758,509	18.9%
Total revenue	168,156,906	140,894,786	27,262,120	19.3%

Operating costs and expenses
Cost of revenue	71,374,290	67,165,386	4,208,904	6.3%
Research and development expenses	5,485,627	9,772,306	(4,286,679)	(43.9)%
Selling and marketing expenses	85,331,774	56,209,006	29,122,768	51.8%
General and administrative expenses	2,814,455	4,590,809	(1,776,354)	(38.7)%
Total operating costs and expenses	165,006,146	137,737,507	27,268,639	19.8%

Income from operations	3,150,760	3,157,279	(6,519)	(0.2)%

Total other income (expenses), net	864,658	(1,138,539)	2,003,197	175.9%

Income before income tax	4,015,418	2,018,740	1,996,678	98.9%
Income tax benefit (expenses)	78,743	(554,825)	633,568	114.2%
Net income	4,094,161	1,463,915	2,630,246	179.7%
Less: net income (loss) attributable to non-controlling interest	304,348	(587,082)	891,430	151.8%
Net income attributed to shareholders	3,789,813	2,050,997	1,738,816	84.8%
Foreign currency translation difference	(1,954,899)	(876,323)	(1,078,576)	123.1%
Total comprehensive income	$1,834,914	$1,174,674	660,240	56.2%

Revenue

The Company’s total revenue increased by 19.3%, or $27.3 million, to $168.2 million for the fiscal year ended June 30, 2023 from $140.9 million for the fiscal year ended June 30, 2022.

The Company primarily derives revenue from the sale of virtual currency associated with online games. The Company distributes its games to game players/users through various mobile platforms, such as Apple App Store and Google Play. Through these platforms, users can download the Company’s free-to-play games and purchase virtual currency that can be redeemed for virtual goods in the game.

Revenue from in-app purchase increased by 19.4%, or $24.5 million, to $150.8 million for the fiscal year ended June 30, 2023 from $126.3 million for the fiscal year ended June 30, 2022. The Company’s marketing efforts on player conversion, along with its improvements to monetization, resulted in an increase in all the non-financial performance metrics, including DPUs, MPUs, and average monthly payer conversion rate, during the fiscal year ended June 30, 2023 compared to the fiscal year ended June 30, 2022. See “—Performance Results of Operations.” Revenue growth was primarily driven by the Company’s continued marketing efforts on user acquisitions and strength in game content that optimizes player experience together with its effort on player conversion. The Company’s marketing effort on user acquisition drove up the Average MAUs, which increased by 22.9%, or 975,000, to 5,232,000 for the fiscal year ended June 30, 2023 from 4,257,000 for the fiscal year ended June 30, 2022. The Company’s strength in introducing new content and features and its gameplay monetization drove up the Average MPCR, which increased by 14.8%, or 50 basis point, to 4.1% for the fiscal year ended June 30, 2023 from 3.6% for the fiscal year ended June 30, 2022.

The Company also has relationships with certain advertising service providers for advertisements within its games and revenue from these advertising providers is generated through impressions, click-throughs, and banner ads.

Revenue from advertisements increased by 18.9%, or $2.8 million, to $17.3 million for the fiscal year ended June 30, 2023 from $14.6 million for the fiscal year ended June 30, 2022. The increase in revenue from advertisements was primarily due to the Company’s marketing efforts on user acquisition. The Average DPUs and MPUs are indicators of the growth of user base and increased player interaction. The Company’s Average DPUs increased by 37.5%, or 6,000, to 22,000 for the fiscal year ended June 30, 2023 from 16,000 for the fiscal year ended June 30, 2022. The Company’s Average MPUs increased by 41.4%, or 63,000, to 215,000 for the fiscal year ended June 30, 2023 from 152,000 for the fiscal year ended June 30, 2022.

Operating cost and expenses

Operating costs and expenses increased by 19.8%, or $27.3 million, to $165.0 million for the fiscal year ended June 30, 2023 from $137.7 million for the fiscal year ended June 30, 2022.

Cost of revenue

Cost of revenue increased by 6.3%, or $4.2 million, to $71.4 million for the fiscal year ended June 30, 2023 from $67.2 million for the fiscal year ended June 30, 2022. The increase of cost of revenue was primarily due to the increase of $9.0 million in platform fees, offset by a $4.8 million decrease in customized design fees. The platform fees increased by 23.5%, or $9.0 million, from $38.3 million for the fiscal year ended June 30, 2022 to $47.3 million for the fiscal year ended June 30, 2023. The increase in platform fees was approximately in line with the 19.3% increase in the Company’s revenue. Management expects the platform fees to fluctuate proportionately with the Company’s revenue. The customized design fees decreased by 91%, or $4.8 million, from 5.3 million for the fiscal year ended June 30, 2022, to 0.5 million for the fiscal year ended June 30, 2023. The decrease in customized design fees was primarily a result of the Company’s increased negotiating power with game developers, enabling the Company to lower the initial customized design fees. Management expects customized design fee expenses to fluctuate with the development of new games and the continued updating of existing games.

Research and development expenses

Research and development expenses decreased by 43.9%, or $4.3 million, to $5.5 million for the fiscal year ended June 30, 2023 from $9.8 million for the fiscal year ended June 30, 2022. The decrease was primarily due to a decrease in personnel expenditure related to research and development expenses. During the fiscal year ended June 30, 2023, the Company capitalized approximately $2.8 million development costs incurred during the application development stage, while during the fiscal year ended June 30, 2022, $1.9 million such costs were expensed during the preliminary project stage. In addition, the Company optimized its personnel structure in the research and development department to improve cost efficiency.

Selling and marketing expenses

Selling and marketing expenses increased by 51.8%, or $29.1 million, to $85.3 million for the fiscal year ended June 30, 2023 from $56.2 million for the fiscal year ended June 30, 2022, primarily due to an increase of $30.0 million in advertising cost related to marketing and player acquisition and retention, offset by approximately a decrease of $0.9 million in personnel expenditures related to selling and marketing expenses.

General and administrative expenses

General and administrative expenses decreased by 38.7%, or $1.8 million, to $2.8 million for the fiscal year ended June 30, 2023 from $4.6 million for the fiscal year ended June 30, 2022, primarily due to the optimization of administration personnel structure and the fluctuation in exchange rates. In addition, the outsourcing professional fee decreased by approximately $1.2 million primarily because the Company hired and relied more on high value-added employees and reduced the outsourcing service fees for the fiscal year ended June 30, 2023, whereas for the fiscal year ended June 30, 2022, the Company relied more on outsourcing professional services.

Other income (expenses), net

Other income (expenses), net, is used to record the Company’s non-operating income and expenses, interest income and expenses, investment income, and other income and expenses. For the fiscal year ended June 30, 2023, the Company had net other income of $0.9 million, representing an increase of $2.0 million, compared to net other expenses of negative $1.1 million for the fiscal year ended June 30, 2022. The increase was due to the decrease of approximately $1.5 million in investment loss from equity investments against the decrease of $0.4 million in other income that consisted primarily of tax refunds from third-party platforms.

Income tax (benefit) expenses

The provision for income taxes consists of current income taxes in the various jurisdictions where the Company is subject to taxation, primarily in China and Hong Kong, as well as deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities in each of these jurisdictions for financial reporting purposes and the amounts used for income tax purposes.

Cayman

Gamehaus is incorporated in the Cayman Islands and is not subject to income taxes under the current laws of the Cayman Islands.

BVI

Gamehaus BVI is incorporated in the BVI and is not subject to income taxes under the current laws of the BVI.

Singapore

Gamehaus SG is incorporated in Singapore and is subject to Singapore Corporate Tax. Nil pretax income was generated in Singapore for the fiscal years ended June 30, 2023 and 2022.

Hong Kong

Gamehaus HK, Gamepromo, Dataverse, and Avid.ly are companies registered in Hong Kong and subject to the following corporate income tax rate: the first HK$2 million of profits earned will be taxed at half the current rate (i.e., 8.25%), while the remaining profits will continue to be taxed at the existing 16.5% if revenue is generated in Hong Kong. According to the relevant provisions of the Hong Kong tax law, a HK Company is exempt from profit tax on income derived from outside Hong Kong.

PRC

Under the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Starting from the tax year ended December 23, 2021, Shanghai Kuangre is qualified as a High and New Technology Enterprise (“HNTE”) and is subject to a favorable income tax rate of 15%. Shanghai Kuangre’s HNTE certification is valid for three years starting from December 2021 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Western Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in West area,” such enterprises shall be subject to a favorable income tax rate of 15% from January 1, 2021 to December 31, 2030. Chongqing Haohan and Chongqing Fanfengjian were established in the Western Development Zone and their income tax is subject to a favorable income tax rate of 15% till December 31, 2030. The Company’s remaining subsidiaries are subject to corporate income tax at the PRC unified rate of 25%.

For the fiscal year ended June 30, 2023, income tax benefit was $0.08 million, as compared to $0.6 million of income tax expenses for the fiscal year ended June 30, 2022, primarily because the Company had a net operating loss carryover, net income that is exempted from profit tax, differential income tax rates applicable to certain entities in PRC, and additional deductions for research and development expenses.

Net income

As a result of the foregoing, the Company’s net income for the fiscal year ended June 30, 2023 increased by 179.7%, or $2.6 million, to $4.1 million from $1.5 million when compared with the fiscal year ended June 30, 2022. Net income primarily increased as a result of the continued growth in revenue as Average MPUs and payer conversion rates continued to increase throughout the fiscal year ended June 30, 2023.

Net income per share

For the fiscal year ended June 30, 2023, the net income per ordinary share tripled to $0.03, a significant increase from net income per share of $0.01 for the fiscal year ended June 30, 2022.

Liquidity and Capital Resources

In assessing the Company’s liquidity, management monitors and analyzes its cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. For the six months ended December 31, 2023 and 2022, the Company recognized net income of approximately $3.9 million and $1.2 million, respectively. For the fiscal years ended June 30, 2023 and 2022, the Company recognized net income of approximately $4.1 million and $1.5 million, respectively. For the six months ended December 31, 2023 and 2022, cash provided by operating activities was negative 2.3 million and 1.4 million. For the fiscal years ended June 30, 2023 and 2022, cash provided by operating activities was approximately $2.2 million and negative $3.7 million. As of December 31, 2023 and June 30, 2023, the Company had $13.6 million and $16.0 million in cash and cash equivalent, respectively. The decrease was primarily attributable to $2.3 million of cash used in operating activities and $0.4 million used in investing activities, offset by a $0.3 million exchange rate impact. As of June 30, 2023 and 2022, the Company had $16.0 million, and $11.9 million in cash and cash equivalents, respectively. The increase was primarily attributable to $2.2 million from operating activities and $4.5 million from financing activities, against $1.5 million used in investing activities.

The Company’s liquidity needs are to meet its working capital requirements, operating expenses, and capital expenditure obligations. The Company believes that its current cash on hand will be sufficient to meet the current and anticipated needs for general corporate purposes for at least the next 12 months from the date of this proxy statement/prospectus. The Company may, however, need additional cash resources in the future if the Company experiences changes in business conditions or other developments. The Company may also need additional cash resources in the future if it finds and wishes to pursue opportunities for investment, acquisition, capital expenditure, or similar actions. If the Company determines that the cash requirements exceed the amount of cash on hand, it may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to the shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. The Company’s current contractual obligations consist primarily of operating lease payments and the operating lease commitments for property management expenses under lease agreements. Therefore, the Company believes that it has sufficient cash reserves to pay short-term debts in order to maintain its liquidity.

On March 7, 2023, Shanghai Kuangre and Chongqing Haohan entered into a line of credit agreement with China Merchants Bank Co., Ltd., Shanghai Branch (“CMB”). According to the line of credit agreement, CMB extends a revolving credit facility amounting to RMB30 million to Shanghai Kuangre and Chongqing Haohan for the period from March 17, 2023 to March 16, 2024. The line of credit is guaranteed by Shanghai Kuangre, who entered into an irrevocable maximum amount guarantee contract with Chongqing Haohan and CMB on March 7, 2023. Pursuant to the guarantee contract, Shanghai Kuangre assumes joint and several guarantee responsibilities for all debts of Chongqing Haohan under the line of credit agreement. As of the date of this proxy statement/prospectus, neither Shanghai Kuangre nor Chongqing Haohan has entered into any loan agreement with CMB under the line of credit agreement.

Cash flows for the Six Months Ended December 31, 2023 and 2022

The following tables present a summary of its cash flows for the periods indicated:

	For the Six Months Ended December 31,
	2023	2022
Net cash (used in) provided by operating activities	$(2,341,536)	$1,360,485
Net cash used in investing activities	(402,355)	(509,385)
Net cash provided by financing activities	-	4,502,006
Effect of exchange rate changes on cash	284,486	(278,492)
Net (decrease) increase in cash and restricted cash	$(2,459,405)	$5,074,614

Operating activities

Net cash flows used in operating activities for the six months ended December 31, 2023 increased by $3.7 million when compared with the six months ended December 31, 2022.

Net cash used in operating activities for the six months ended December 31, 2023 was approximately $2.3 million, which was primarily attributable to net income of approximately $3.9 million, adjusted for non-cash items of approximately $0.5 million and for changes in working capital of approximately negative $6.7 million. The adjustments for changes in working capital mainly included (i) a decrease in account payable of $12.4 million, (ii) an increase in deferred offering cost of $0.8 million, (iii) a decrease in account receivable of $3.3 million, (iv) a decrease in advanced to suppliers of $1.8 million, (v) a decrease of $0.5 million in prepaid expenses and other current assets, and (vi) increase of $0.3 million in contract liabilities. The decrease of accounts payable was primarily due to the Company’s effort to reduce advertising costs related to marketing and player acquisition and retention. The advanced to suppliers decreased primarily because as the Company recognized the cost of revenue from profit sharing payment to game developers.

Net cash provided operating activities for the six months ended December 31, 2022 was approximately $1.4 million, which was primarily attributable to net income of approximately $1.2 million, adjusted for non-cash items of approximately $0.6 million and for changes in working capital of approximately negative $0.4 million. The adjustments for changes in working capital mainly included (i) an increase in advanced to suppliers of $2.9 million, (ii) an increase in accounts payable of $2.5 million, (iii) a decrease in contract liabilities of $1.1 million, and (iii) an increase in prepaid expenses and other current assets of $0.7 million.

Investing activities

Net cash flows used in investing activities for the six months ended December 31, 2023 decreased by $0.1 million when compared with the six months ended December 31, 2022.

Net cash used in investing activities was $0.4 million for the six months ended December 31, 2023, primarily attributable to $0.1 million invested in transportation equipment and $0.3 million investments in intangible assets.

Net cash used in investing activities was $0.5million for the six months ended December 31, 2022, primarily attributable to investments in intangible asset of $2.1 million, partially offset by proceeds of $1.6 million from disposing equity investments.

Financing activities

Net cash flows provided by financing activities for the six months ended December 31, 2023 decreased by $4.5 million when compared with the six months ended December 31, 2022.

No cash used in or provided by financing activities for the six months ended December 31, 2023.

Net cash used in financing activities was $4.5 million for the six months ended December 31, 2022, primarily attributable to $3.2 million of reinjection from investor for recapitalization and $1.3 million repayment from the controlling shareholder, Feng Xie. Specifically, during the Company’s reorganization in anticipation of its public listing, Shanghai Kuangre returned approximately $3.2 million in capital investment to Beijing Zhiyi, the then-shareholder of Shanghai Kuangre, in June 2022, and Beijing Zhiyi re-invested in Gamehaus in July 2022. During the six months ended December 31, 2022, the Company advanced approximately $1.3 million as a loan to the controlling shareholder, Feng Xie, approved by the Company’s shareholders. The loan was due on demand and with an annual interest rate of 2.5%. The loan was fully repaid in December 2022.

Cash flows for the Fiscal Years Ended June 30, 2023 and 2022

The following tables present a summary of its cash flows for the periods indicated:

	For the Fiscal Years Ended June 30,
	2023	2022
Net cash provided by (used in) operating activities	$2,190,078	$(3,653,136)
Net cash used in investing activities	(1,451,916)	(2,259,199)
Net cash provided by (used in) financing activities	4,518,015	(3,599,391)
Effect of exchange rate changes on cash	(1,122,434)	(442,701)
Net increase (decrease) in cash and restricted cash	$4,133,743	$(9,954,427)

Operating activities

Net cash flows provided by operating activities for the fiscal year ended June 30, 2023 increased by $5.8 million when compared with the fiscal year ended June 30, 2022.

Net cash provided by operating activities for the fiscal year ended June 30, 2023 was approximately $2.2 million, which was primarily attributable to net income of approximately $4.1 million, adjusted for non-cash items of approximately $1.0 million and for changes in working capital of approximately negative $2.9 million. The adjustments for changes in working capital mainly included (i) an increase in account receivable of $5.5 million, (ii) an increase in advanced to suppliers of $5.5 million, (iii) an increase in account payable of $9.0 million, and (iv) an increase in unearned contact liabilities of $1.1 million. All the increases were primarily due to the expansion of the Company’s business and the increase in revenue.

Net cash used in operating activities for the fiscal year ended June 30, 2022 was approximately $3.7 million, which was primarily attributable to net income of approximately $1.5 million, adjusted for non-cash items of approximately $2.3 million and for changes in working capital of approximately negative $7.5 million. The adjustments for changes in working capital mainly included (i) a decrease in account receivable of $3.1 million, (ii) an increase in advanced to suppliers of $6.2 million, (iii) an increase in prepaid expenses and other current assets of $2.0 million, and (iv) a decrease in account payable of $2.4 million.

Investing activities

Net cash flows used in investing activities for the fiscal year ended June 30, 2023 increased by $0.8 million when compared with the fiscal year ended June 30, 2022.

Net cash used in investing activities was $1.5 million for the fiscal year ended June 30, 2023, primarily attributable to investments in intangible assets of $3.6 million and against proceeds from disposing of equity investments of $2.2 million.

Net cash used in investing activities was $2.3 million for the fiscal year ended June 30, 2022, primarily attributable to investments in intangible asset of $1.6 million, investments of $1.8 million in limited partnerships that invested in game developers, and against proceeds from disposing equity investments of $1.3 million.

Financing activities

Net cash flows provided by financing activities for the fiscal year ended June 30, 2023 increased by $8.1 million when compared with the fiscal year ended June 30, 2022.

Net cash provided by financing activities was $4.5 million for the fiscal year ended June 30, 2023, primarily attributable to $3.2 million of reinjection from investor for recapitalization and $1.3 million repayment from the controlling shareholder, Feng Xie. Specifically, during the Company’s reorganization in anticipation of its public listing, Shanghai Kuangre returned approximately $3.3 million in capital investment to Beijing Zhiyi, the then-shareholder of Shanghai Kuangre, in June 2022, and Beijing Zhiyi re-invested in Gamehaus in July 2022. During the fiscal year ended June 30, 2022, the Company advanced approximately $1.3 million as a loan to the controlling shareholder, Feng Xie, approved by the Company’s shareholders. The loan was due on demand and with an annual interest rate of 2.5%. The Company was repaid in December 2022. See “Note 14 — RELATED PARTY TRANSACTIONS — Due from related parties” in the notes to Gamehaus’ consolidated financial statements.

Net cash used in financing activities was $3.6 million for the fiscal year ended June 30, 2022, primarily as a result of the Company returning approximately $3.3 million to Beijing Zhiyi, a shareholder of the Company. See “Note 14 — RELATED PARTY TRANSACTIONS — Due from related parties” in the notes to Gamehaus’ consolidated financial statements.

Capital Expenditures

The Company’s capital expenditures are primarily incurred for purchase of royalty rights from game developers and for expenditures on the capitalized development costs associated with infrastructure and new games or significant updates to existing games. The Company’s capital expenditures were $0.4 million and $2.1 million for the six months ended December 31, 2023 and 2022, respectively The Company’s capital expenditures were $3.6 million and $1.6 million for the fiscal years ended June 30, 2023 and 2022, respectively. The Company intends to fund its future capital expenditures with its existing cash balance. Gamehaus will continue to incur capital expenditures as needed to meet the expected growth of its business.

Contractual Obligations

The following table sets forth the Company’ contractual obligations as of December 31, 2023 and June 30, 2023.

Contractual Obligations as of December 31, 2023	Payment Due by Period
	<1 year	Total
Operating lease payment	$191,616	$191,616
Capital payment	$22,816	$22,816
Total	$214,432	$214,432

Contractual Obligations as of June 30, 2023	Payment Due by Period
	<1 year	1-3 years	Total
Operating lease payment	$403,647	$4,644	$408,291
Capital payment	$53,381	$932	$54,313
Total	$457,028	$5,576	$462,604

The Company recorded lease costs of $213,871, $499,481, and $585,268 for the six months ended December 31, 2023 and the fiscal years ended June 30, 2022 and 2023, respectively. Other than what is disclosed above, the Company did not have other significant commitments, long-term obligations, or guarantees as of December 31, 2023 and June 30, 2023.

Off-Balance Sheet Commitments and Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, Gamehaus has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, Gamehaus does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Gamehaus does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or product development services with it.

Critical Accounting Policies and Estimates

In preparing the Company’s consolidated financial statements in conformity with U.S. GAAP, the Company’s management makes estimates and assumptions that affect amounts reported in the Company’s consolidated financial statements and accompanying notes. Such estimates include, but are not limited to, the allowance for credit losses, inventory and long-lived asset valuations, goodwill and other intangible asset valuations and impairment, equity-based compensation, and income taxes. Actual amounts may differ from these estimated amounts.

The Company considers accounting estimates critical accounting policies when: (i) the estimates involve matters that are highly uncertain at the time the accounting estimate is made, and (ii) different estimates or changes to estimates could have a material impact on the Company’s reported financial position, changes in financial position, or results of operations.

When more than one accounting principle, or method of its application, is generally accepted, the Company selects the principle or method that it considers the most appropriate based on the specific circumstances. Application of these accounting principles requires the Company to make estimates about the future resolution of existing uncertainties. Due to the inherent uncertainty involving estimates, actual results reported in the future may differ from such estimates. For additional information on its significant accounting policies, please refer to Note 2, Summary of Significant Accounting Policies to the Company’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

Software development costs

The Company reviews internal use software development costs associated with infrastructure and new games or significant updates to existing games to determine if the costs qualify for capitalizing. The development costs incurred during the application development stage are capitalized. Capitalization of such costs begins when the preliminary project stage is completed and ceases at the point in which the project is substantially complete and is ready for its intended purpose. With respect to new games or updates to existing games, the preliminary project stage remains ongoing until just prior to worldwide launch. The development costs of new games or updates to existing games are expensed as incurred to research and development in the consolidated statements of comprehensive income. The Company evaluates the development costs incurred to determine whether the costs relate to the development of software and are, therefore, qualified to be capitalized under ASC 350-40, Internal-Use Software. All other research and development costs are expensed as incurred.

Capitalized development costs were approximately $3.1 million and $1.5 during the six months ended December 31, 2023 and 2022, respectively. Capitalized development costs were approximately $2.8 million and nil during the fiscal years ended June 30, 2023 and 2022, respectively. The estimated useful life of costs capitalized is generally five to seven years. During the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022, the amortization of capitalized software costs totaled $13,037, nil, and nil, respectively.

The Internal-use development costs are capitalized as developed games and amortized on a straight-line basis over a five to 10 years estimated useful life upon the publication of the game. The Company believes that a straight-line basis for amortization best represents the pattern through which the Company derives value from developed games. The Company evaluates the useful lives of these assets and conducts impairment tests whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as significant adverse changes to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the remaining useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022.

Revenue recognition

The Company’s revenue is primarily generated from the sale of virtual currency associated with online games and advertisements within the Company’s games.

The Company recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenue from contracts with customers is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To achieve the core principle of this standard, the Company applied the following five steps:

1.	identification of the contract, or contracts, with the customer;

2.	identification of the performance obligations in the contract;

3.	determination of the transaction price;

4.	allocation of the transaction price to the performance obligations in the contract; and

5.	recognition of the revenue when, or as, a performance obligation is satisfied.

Revenue from In-app Purchases

The Company primarily derives revenue from the sale of virtual currency associated with online games. The Company distributes its games to game players/users through various web and mobile platforms such as Apple App Store, Google Play, and other mobile platforms. Through these platforms, users can download the Company’s free-to-play games and can purchase virtual currency which can be redeemed in the game for virtual goods.

The initial download of the games does not create a contract under ASC 606; however, the separate election by the player to make an in-app purchase satisfies the ASC 606 criterion for creating a contract. Players can pay for their virtual items through various widely accepted payment methods offered in the games. Payments from players for virtual currency are required at the time of purchase, are non-refundable and relate to non-cancellable contracts that specify the Company’s obligations, and cannot be redeemed for cash or exchanged for anything other than virtual currency within the Company’s games. The purchase price is a fixed amount that reflects the consideration that the Company expects to be entitled to receive in exchange for the use of virtual currency by its customers. The platform providers collect proceeds from the game players and remit the proceeds to the Company after deducting their respective platform fees.

The Company is primarily responsible for providing the virtual currency, has control over the content and functionality of games, and has the discretion to establish the virtual currency prices. Therefore, the Company is the principal and revenue is recorded on a gross basis. Payment processing fees paid to platform providers are recorded within cost of revenue. The Company’s performance obligation is to display the virtual currency within the game over the estimated life of the paying player or until the virtual item is consumed in game play based upon the nature of the virtual item.

The Company categorizes its virtual currency as either consumable or durable. Substantially all of the Company’s games sell only consumable virtual currency. Consumable virtual currencies represent items that can be consumed by a specific player action and do not provide the player any continuing benefit following consumption. For the sale of consumable virtual currency, the Company recognizes revenue as the items are consumed. This review, performed on a game-by-game basis, includes an analysis of game players’ historical play behavior, purchase behavior, and the amount of virtual currency outstanding. Based upon this analysis, the Company has estimated the rate at which virtual currency is consumed during game play. Accordingly, revenue is recognized using a user-based revenue model using these estimated consumption rates. The Company monitors its analysis of customer play behavior on a periodic basis.

Deferred revenue, which represents a contract liability, represents mostly unrecognized fees collected for virtual currency which are not consumed at the balance sheets date, or for players that are still active in the games.

Sales and other taxes collected from customers on behalf of governmental authorities are accounted for on a net basis and are not included in revenue or operating expenses.

Revenue from advertisements

The Company also has relationships with certain advertising service providers for advertisements within its games and revenue from these advertising providers is generated through impressions, click-throughs, and banner ads. The Company has determined that displaying the advertisements within the mobile games is identified as a single performance obligation. The transaction price in advertising arrangements is established by its advertising service providers and is generally the product of the number of advertising units delivered (such as impressions and offers completed) and the contractually agreed-upon price per unit. Revenue from advertisements is recognized at a point-in-time when the advertisements are displayed in the game or the offer has been completed by the user as the customer simultaneously receives and consumes the benefits provided from these services. The Company has determined that it is generally acting as an agent in its advertising arrangements, because the advertising service providers (i) maintain the relationship with the customers, (ii) control the pricing of the advertising such that the Company does not know the total price paid by the customer to the service providers, and (iii) control the advertising product through the time the advertisements are displayed in its games. Therefore, the Company recognizes revenue related to these arrangements on a net basis.

Disaggregation of Revenue

All the Company’s revenue from the sale of In-app purchases and from advertisement were recognized at a point of time.

Contract Liabilities and Other Disclosures

The Company receives customer payments based on the payment terms established in the Company’s contracts. Payment for the purchase of virtual currency such as coins, chips, and cards is made at purchase, and such payments are non-refundable in accordance with its standard terms of service. Such payments are initially recorded as a contract liability, and revenue is subsequently recognized as the Company satisfies its performance obligations.

The following tables summarize the Company’s opening and closing balances in contract liabilities and accounts receivable:

	Accounts Receivable	Contract Liabilities
Balance as of June 30, 2022	12,175,881	2,077,947
Balance as of June 30, 2023	16,551,204	2,986,364
Balance as of December 31, 2023	13,493,095	3,317,961

Substantially all of the Company’s unsatisfied performance obligations relate to contracts with an original expected length of one year or less.

Cost of Revenue

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate in-app purchase revenue. Such costs are recorded as incurred, and primarily consist of fees withheld by the Company’s platform providers from the player proceeds received by the platform providers on the Company’s behalf, amortization of licensing and royalty fees, profit sharing paid to the game developers, customized design fees, and third-party service fees paid that are directly related to game publishing.

Advertising Costs

The cost of advertising is expensed as incurred, and totaled $28.9 million, $82.6 million, and $52.8 million for the six months ended December 31, 2023 and the fiscal years ended June 30, 2023 and 2022, respectively. Advertising costs primarily consist of marketing and player acquisition and retention costs and are included in selling and marketing expenses.

Recently issued and adopted accounting pronouncements

In October 2021, the Financial Accounting Standards Board (“FASB”) issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,” which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Company for the fiscal year ended March 31, 2024 and interim reporting periods during the fiscal year ended March 31, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance to have a material impact on its financial position, results of operations, and cash flows.

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the troubled debt restructurings (TDRs) accounting model for creditors that have already adopted Topic 326, which is commonly referred to as the current expected credit loss (CECL) model. For entities that have adopted Topic 326, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The FASB’s decision to eliminate the TDR accounting model is in response to feedback that the allowance under CECL already incorporates credit losses from loans modified as TDRs and, consequently, the related accounting and disclosures – which preparers often find onerous to apply – no longer provide the same level of benefit to users. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, and cash flows.

In June 2022, the FASB issued ASU No. 2022-03, Fair Value Measurement (Topic 820) – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which stipulates that a contractual restriction on the sale of an equity security should not be considered part of the equity security’s unit of account and, therefore, should not be considered in measuring its fair value. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, and cash flows.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

Safe Harbor

See “FORWARD-LOOKING STATEMENTS.”

GAMEHAUS’ DIRECTORS AND EXECUTIVE OFFICERS

Directors and Senior Management

The following table sets forth certain information relating to the executive officers and directors of Gamehaus of the date of this proxy statement/prospectus:

Name	Age	Position
Feng Xie	47	Chairman of Board of Directors and Director
Yimin Cai	36	Chief Executive Officer
Ling Yan	37	Chief Financial Officer and Director
Xi Yan	43	Director
Xinxin Cui	51	Director
Hao Chen	46	Director

Mr. Feng Xie. Mr. Xie has served as a director and the chairman of board of directors of Gamehaus since December 2020 and November 2023, respectively. Mr. Xie has also served as the chairman and chief executive officer of Shanghai Kuangre since October 2016, responsible for the management of day-to-day operations and high-level strategizing and business planning. From December 2010 to September 2016, Mr. Xie founded and served as the chief executive officer of Shanghai Holaverse Network Technology Co., Ltd., a company primarily focused on the development of mobile applications. From March 2009 to February 2010, Mr. Xie served as the vice president of China at TCL Technology Group Corporation, responsible for management of global mobile Internet business. Mr. Xie graduated from Air Force Engineering University majoring in Computer Science and Technology in 2001. Mr. Xie is pursuing an EMBA at the National University of Singapore starting from September 2023.

Mr. Yimin Cai. Mr. Cai has served as the chief executive officer of Gamehaus since November 2023, responsible for business development, investment, operations, and user acquisition. Since February 2018, Mr. Cai has served as the director of business development at Shanghai Kuangre, responsible for business development of the company. From October 2017 to February 2018, Mr. Cai served as the vice director of human resources at AIA Group Limited, a multinational insurance company, where he was responsible for driving and managing organizational changes and ensuring that employees were prepared and supported effectively. From February 2012 to October 2017, Mr. Cai served as a manager at PricewaterhouseCoopers Management Consulting (Shanghai) Co., Ltd., responsible for merger and acquisition and post merge integration consulting. Mr. Cai received his bachelor’s degree in Applied Psychology from Nanjing University in 2010 and his master’s degree in Education and Psychology from University of Cambridge in 2012.

Ms. Ling Yan. Ms. Yan has served as a director and the chief financial officer of Gamehaus since December 2020 and November 2023, respectively. Ms. Yan has also served as the chief financial officer of Shanghai Kuangre since October 2016, responsible for the company’s overall financial management and internal control. From July 2013 to September 2016, Ms. Yan served as the chief financial officer of Shanghai Holaverse Network Technology Co., Ltd., where she was responsible for the company’s overall financial management, tax compliance, and accounting related matters. Ms. Yan received a bachelor’s degree in Finance from Zhengzhou University in 2009.

Mr. Xi Yan. Mr. Yan has served as a director of Gamehaus since December 2020, and has served as a partner of Shanghai Kuangre since October 2016, responsible for the company’s technology, data, and marketing promotion. From December 2011 to September 2016, Mr. Yan served as a partner of Shanghai Holaverse Network Technology Co., Ltd., responsible for technology and operation management. Mr. Yan received his bachelor’s degree in Computer Science and Technology from Donghua University in 2003.

Mr. Xinxin Cui. Mr. Cui has served as a director of Gamehaus since December 2020. Since June 2013, Mr. Cui has served as the general partner of Shenzhen Share Growth Investment Management Co., Ltd., responsible for investment and fund management in TMT and consumer sectors. Mr. Cui has also served as the general partner of Shenzhen Sharing Investment Partnership (Limited Partnership) since August 2007, responsible for investment and fund management in TMT and consumer sectors. Mr. Cui received his bachelor’s degree in radio communications from Shenzhen University in 1994 and his MBA degree from China Europe International Business School in 1998.

Ms. Hao Chen. Ms. Chen has served as a director of Gamehaus since December 2020. Since November 2017, Ms. Chen has served as the vice president at 360 Group, leveraging her extensive international experience in the marketing and publishing within the gaming industry to support 360 Group’s strategic initiatives. From January 2016 to November 2017, Ms. Chen served as the marketing director of Baidu Games, responsible for game promotion and channel publishing. Ms. Chen received her bachelor’s degree in Business Administration from Fudan University in 2008.

Compensation of Directors and Executive Management

The compensation for each of our executive officers comprises base salary, discretionary bonus, contractual benefits and contributions to defined contribution plans. Total compensation paid and benefits in kind provided to our directors and executive officers for the fiscal year ended June 30, 2023 was approximately $[●] million. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits.

In connection with the Business Combination, subject to shareholder approval, Pubco will adopt the Pubco Equity Incentive Plan. Following the Closing, Pubco expects to grant equity awards to its directors, officers and employees under the Pubco Equity Incentive Plan from time to time, but has not determined at the current time the schedule or amount of such grants. For more information, see “The Equity Incentive Plan Proposal.”

MANAGEMENT OF PUBCO AFTER THE BUSINESS COMBINATION

At the effective time of the business combination, in accordance with the terms of the Business Combination Agreement, the board of directors and executive officers of Pubco will be as follows. Upon completion of the Business Combination, Pubco’s executive officers will be full-time employees.

Name	Age	Position
Feng Xie	47	Chairman of the Board of Directors and Director
Yimin Cai	36	Chief Executive Officer and Director
Ling Yan	37	Chief Financial Officer and Director
Xi Yan	43	Chief Technology Officer and Director
Yan Gong	50	Independent Director
Lei Zhu	53	Independent Director
Kenneth Lam	60	Independent Director

Mr. Feng Xie. Upon consummation of the Business Combination, Mr. Xie will serve as the Chairman of the Board of Directors and a Director of Pubco. Mr. Xie is the founder and has served as a director and the chairman of board of directors of Gamehaus since December 2020 and November 2023, respectively. Mr. Xie has also served as the chairman and chief executive officer of Shanghai Kuangre since October 2016, responsible for the management of day-to-day operations and high-level strategizing and business planning. From December 2010 to September 2016, Mr. Xie founded and served as the chief executive officer of Shanghai Holaverse Network Technology Co., Ltd., a company primarily focused on the development of mobile applications. From March 2009 to February 2010, Mr. Xie served as the vice president of China at TCL Technology Group Corporation (SHE: 000100), responsible for management of global mobile Internet business. Mr. Xie graduated Air Force Engineering University majoring in Computer Science and Technology in 2001. Mr. Xie is pursuing an EMBA at the National University of Singapore starting from September 2023.

Mr. Yimin Cai. Upon consummation of the Business Combination, Mr. Cai will serve as the Chief Executive Officer and a Director of Pubco. Mr. Cai has served as the chief executive officer of Gamehaus since November 2023, responsible for business development, investment, operations, and user acquisition. Since February 2018, Mr. Cai has served as the director of business development at Shanghai Kuangre, responsible for business development of the company. From October 2017 to February 2018, Mr. Cai served as the vice director of human resources at AIA Group Limited (HK: 1299), a multinational insurance company, where he was responsible for driving and managing organizational changes and ensuring that employees were prepared and supported effectively. From February 2012 to October 2017, Mr. Cai served as a manager at PricewaterhouseCoopers Management Consulting (Shanghai) Co., Ltd., responsible for merger and acquisition and post merge integration consulting. Mr. Cai received his bachelor’s degree in Applied Psychology from Nanjing University in 2010 and his master’s degree in Education and Psychology from University of Cambridge in 2012.

Ms. Ling Yan. Upon consummation of the Business Combination, Ms. Yan will serve as the Chief Financial Officer and a Director of Pubco. Ms. Yan has served as a director and the chief financial officer of Gamehaus since December 2020 and November 2023, respectively. Ms. Yan has also served as the chief financial officer of Shanghai Kuangre since October 2016, responsible for the company’s overall financial management and internal control. From July 2013 to September 2016, Ms. Yan served as the chief financial officer of Shanghai Holaverse Network Technology Co., Ltd., where she was responsible for the company’s overall financial management, tax compliance, and accounting related matters. Ms. Yan received a bachelor’s degree in Finance from Zhengzhou University in 2009.

Mr. Xi Yan. Upon consummation of the Business Combination, Mr. Yan will serve as the Chief Technology Officer and a Director of Pubco. Mr. Yan has served as a partner of Shanghai Kuangre since October 2016, responsible for the company’s technology, data, and marketing promotion. From December 2011 to September 2016, Mr. Yan served as a partner of Shanghai Holaverse Network Technology Co., Ltd., responsible for technology and operation management. Mr. Yan received his bachelor’s degree in Computer Science and Technology from Donghua University in 2003.

Prof. Yan Gong. Upon consummation of the Business Combination, Mr. Gong will serve as an Independent Director of Pubco. Since July 2013, Mr. Gong has served as a professor of Entrepreneurial Management Practice at China Europe International Business School, responsible for conducting research, delivering lectures, and overseeing curriculum development. From May 2016 to May 2023, Mr. Gong served as an independent director at Giant Network Group Co., Ltd. (SHE: 002558), and from August 2016 to April 2020, Mr. Gong also served as an independent director at Jack Technology Co., Ltd. (SSE: 603337). Mr. Gong received a bachelor’s degree in Electrical Engineering from Hunan University in 1994, an MBA degree from Zhejiang University in 2001, and a Ph.D. degree in Management from University of Wisconsin-Madison in 2007.

Prof. Lei Zhu. Upon consummation of the Business Combination, Ms. Zhu will serve as an Independent Director of Pubco. Since July 2018, Ms. Zhu has served as a professor of Accounting at Fudan Fanhai International School of Finance, Fudan University, responsible for conducting research, teaching corporate finance courses, and contributing to academic initiatives. From July 2013 to July 2018, Ms. Zhu served as an associate professor of accounting at Shanghai Advanced Institute of Finance, Shanghai Jiao Tong University. From July 2009 to June 2013, Ms. Zhu served as an assistant professor of Accounting at Boston University, responsible for teaching courses and contributing to academic projects. Ms. Zhu’s research involves theoretical and empirical studies of corporate finance and financial institutions, as well as the legal and regulatory framework for the financial market. Ms. Zhu received a bachelor’s degree in Accounting in Temple University in 1997, a master’s degree in Finance from Boston College in 2002, and a Ph.D. degree in Accounting from Columbia Business School in 2009.

Mr. Kenneth Lam. Upon consummation of the Business Combination, Mr. Lam will serve as an Independent Director of Pubco. Mr. Lam has served as the chief financial officer of Golden Star since December 2, 2021. Mr. Lam, a chartered accountant in the United Kingdom and a CPA in Hong Kong, is a seasoned finance executive with cross functional experiences including board directorship, executive management, enterprise risk management, quality system implementation, Environmental Health & Safety supervision, legal and company secretarial support in leading MNCs. He has a proven track record on formulating and implementing financial strategies for multi-national corporations in the Chinese market. Mr. Lam was the China CFO, Asia Motor Business Unit Finance Business Partner, interim CEO of AXA Assistance based in Beijing and Suzhou between 2016 and 2018. Before joining AXA, he worked for Airbus for 17 years from 1998 to 2015 in Beijing and Tianjin. He was the Vice President in Finance & Quality of Airbus and acted as the CFO of Airbus in China, board director in JVs and WOFE, and the finance shared services leader of the Group. Mr. Lam was the lead player in the establishment of an engineering center in Beijing, the A320 Final Assembly Line and a logistics center in Tianjin, and a manufacturing center in Harbin. He was also the chief negotiator of two Beijing JV extensions. Between 1995 and 1997, Mr. Lam was the Senior Financial Accountant and Regional EH&S Supervisor of ARCO Chemical Asia Pacific in Hong Kong. On the public practice side, Mr. Lam joined PriceWaterhouseCoopers in Beijing from 1997 to 1998, Ernst & Young in Hong Kong from 1992 to 1994, and Helmores in London from 1988 to 1991. During these periods, Mr. Lam gained rich experience in providing client assurance and IPO services, and advising clients on business issues. Mr. Lam was appointed by the Chief Executive of Hong Kong as a Financial Reporting Review Panel Member of the Financial Reporting Council from 2007 to 2013. The duty was to conduct enquiries into non-compliance with financial reporting requirements of listed companies. Mr. Lam received a bachelor of science degree with honors in Electrical Engineering Science from the University of Warwick and a master of science degree in Management Science from the Imperial College London.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Board Composition

The business and affairs of Pubco will be managed by or under the supervision of the Pubco Board following completion of the Business Combination. Immediately after Closing, the Pubco Board will consist of seven directors: Feng Xie, Yimin Cai, Ling Yan, Xi Yan, Yan Gong, Lei Zhu, and Kenneth Lam, with Feng Xie expected to serve as Chairman of the Pubco Board. The primary responsibilities of the Pubco Board will be to provide oversight, strategic guidance, counseling, and direction to Pubco’s management. The Pubco Board will meet on a regular basis and additionally as required.

Gamehaus’ Executive Compensation

The aggregate cash compensation accrued to Gamehaus’ director and executive officers who were employed by Gamehaus for the fiscal year ended June 30, 2023 was approximately $485,000.

Executive Officer and Director Compensation Following the Business Combination

Following the Closing, Pubco intends to develop an executive compensation program that is consistent with existing compensation policies of Nasdaq-listed peer companies, which are designed to align the interest of executive officers with those of its stakeholders, while enabling Pubco to attract, motivate, and retain individuals who contribute to the long-term success of Pubco. Specific determinations with respect to director and executive compensation after the Business Combination will be determined by the compensation committee of the Pubco Board at the time.

Employment Agreements

Pubco is expected to enter into employment agreements with each of our executive officers. Pursuant to the employment agreements, we agree to employ each of our executive officers for an initial term of three years, which could be automatically extended for successive one-year terms unless either party provides a one-month prior written notice to terminate the employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to, the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation, or other entity without written consent, any confidential information.

Foreign Private Issuer

After the consummation of the Business Combination, Pubco will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to Pubco on December 31, 2024. For so long as Pubco is a foreign private issuer within the meaning of the rules under the Exchange Act, it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

Pubco will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information Pubco is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, after the Business Combination, Pubco shareholders will receive less or different information about Pubco than a shareholder of a U.S. domestic public company would receive. Nonetheless, Pubco intends to align itself with the practices adopted by Nasdaq-listed U.S. domestic companies to the best of its ability to provide its shareholders with enhanced transparency and protection.

In addition, for as long Pubco remains a foreign private issuer, it is permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, Pubco is not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. Pubco intends to rely on the exemptions listed above as long as it remains a foreign private issuer. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies.

Controlled Company Status

After the completion of the Business Combination, Mr. Feng Xie will control a majority of the voting power of Pubco’s outstanding ordinary shares. As a result, Pubco will be a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of its board of directors consist of independent directors, (2) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following the consummation of the Business Combination, Pubco intends to utilize these exemptions. Although Pubco will have a compensation committee and nominating committee, such committees will not be composed entirely of “independent directors.” Upon completion of the Business Combination, Pubco anticipates that the size of its board of directors will be seven directors, three of whom will qualify as independent directors as defined within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

Duties of Directors

Under Cayman Islands law, all of Pubco’s directors owe three types of duties to Pubco: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to Pubco, Pubco’s directors must ensure compliance with Pubco’s Amended and Restated Memorandum and Articles of Association. Pubco has the right to seek damages if a duty owed by any of its directors is breached.

The functions and powers of the Pubco Board include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of Pubco and mortgaging the property of Pubco; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of Pubco.

Terms of Directors and Executive Officers

Unless amended by ordinary resolution of shareholders, the Pubco Board consists of seven directors divided into three classes with initial terms of approximately one, two and three-years. Commencing at Pubco’s first annual general meeting, and at each annual general meeting thereafter, directors appointed to replace those directors whose terms expire shall be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment. A director may be removed by ordinary resolution of shareholders or by the majority of the other directors. Any vacancy on the board of Pubco may be filled by directors of Pubco. A remaining director may appoint a director even though there is not a quorum of directors. In addition, Pubco’s officers are elected by and serve at the discretion of the board of directors of Pubco.

Committees of the Board of Directors

Upon consummation of the Business Combination, Pubco will establish a separately standing audit committee, nominating and corporate governance committee, and compensation committee. The Pubco Board will adopt a charter for each of these committees. Pubco intends to comply with future Nasdaq requirements to the extent they will be applicable to Pubco.

Audit Committee

Upon the Closing, Pubco’s audit committee will be composed of Lei Zhu, Yan Gong, and Kenneth Lam, with Lei Zhu serving as chairperson. The Pubco Board has determined that all such directors meet the independence requirements under the Nasdaq listing rules and under Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate, in accordance with Nasdaq audit committee requirements, and possesses prior experience sitting in auditing committees of publicly-listed companies. In arriving at this determination, the Pubco Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Nomination and Corporate Governance Committee

Upon the Closing, Pubco’s nomination and corporate governance committee will be composed of Feng Xie, Yan Gong, and Lei Zhu, with Feng Xie with serving as chairperson. The nomination and corporate governance committee is responsible for the assessment of the performance of the board, considering and making recommendations to the Pubco Board with respect to the nominations or elections of directors and other governance issues.

Compensation Committee

Upon the Closing, Pubco’s compensation committee will be composed of Yimin Cai, Yan Gong, and Lei Zhu, with Yimin Cai serving as chairperson. The compensation committee is responsible for reviewing and making recommendations to the Pubco Board regarding its compensation policies for its officers and all forms of compensation. The compensation committee will also administer Pubco’s equity-based and incentive compensation plans and make recommendations to the Pubco Board about amendments to such plans and the adoption of any new employee incentive compensation plans.

Code of Ethics

Pubco will adopt a code of ethics that applies to all of its employees, officers, and directors. This includes Pubco’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. Pubco intends to disclose on its website any future amendments of the code of ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or Pubco’s directors from provisions in the code of ethics.

Shareholder Communication with the Board of Directors

Shareholders and other interested parties may communicate with the board of directors, including non-management directors, by sending a letter to us at 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New District, Shanghai, the PRC, for submission to the board of directors or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder of Pubco. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of Pubco’s directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee or the specific director, as applicable.

EXECUTIVE COMPENSATION

Golden Star Executive Officer and Director Compensation

Golden Star pays no compensation to its executives other than expense reimbursement.

After the completion of Golden Star’s initial business combination, members of its management team who remain with the combined company may be paid consulting, management, or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to Golden Star’s shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, as it will be up to the directors of the post-combination business to determine executive and director compensation. Any compensation to be paid to Golden Star’s officers will be determined, or recommenced, to the board of directors for determination, either by a committee constituted solely by independent directors or by a majority of the independent directors on Golden Star’s board of directors.

Gamehaus Executive Officer and Director Compensation

See “Management of Pubco Following the Business Combination — Gamehaus’ Executive Compensation.”

Executive Officer and Director Compensation Following the Business Combination

Following the Closing, Pubco intends to develop an executive compensation program that is consistent with existing compensation policies and philosophies of Nasdaq-listed peer companies, which are designed to align the interest of executive officers with those of its stakeholders, while enabling Pubco to attract, motivate and retain individuals who contribute to the long-term success of Pubco. Specific determinations with respect to director and executive compensation after the Business Combination have not yet been made.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of Golden Star

The following table sets forth information regarding the beneficial ownership of ordinary shares of Golden Star as of the date of this proxy statement/prospectus based on information obtained from the persons named below:

●	each person known by Golden Star to be the beneficial owner of more than 5% of Golden Star issued and outstanding ordinary shares;

●	each of Golden Star’s executive officers and directors that beneficially owns ordinary shares of Golden Star; and

●	all of Golden Star’s executive officers and directors as a group.

Unless otherwise indicated, Golden Star believes that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

In the table below, percentage ownership is based on 7,335,393 ordinary shares (which includes ordinary shares that are underlying the units) of Golden Star issued and outstanding as of the date of this proxy statement/prospectus. Voting power represents the voting power of the ordinary shares owned beneficially by such person. On all matters to be voted upon, the holders of the ordinary shares vote together as a single class. The following table does not reflect beneficial ownership of the Rights included in the Units sold in or in connection with Golden Star’s Initial Public Offering.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Approximate Percentage of Outstanding Ordinary Shares
Sponsor, directors and officers
G-Star Management Corporation(2)	2,032,000	27.70%
Linjun Guo(2)	2,032,000	27.70%
Kenneth Lam(3)	-	-
Chi Zhang(3)	-	-
Zhe Zhang(3)	-	-
Bugao Xu(3)	-	-
Konstantin A. Sokolov(3)	-	-
All directors and officers as a group (six individuals)	2,032,000	27.70%

Other 5% or greater beneficial owners
Glazer Capital, LLC(4)	632,835	8.6%
Mizuho Financial Group, Inc.(5)	620,621	8.5%
Fir Tree Capital Management LP(6)	578,722	7.9%

(1)	Unless otherwise indicated, the business address of each of the entity and individuals is 99 Hudson Street, 5th Floor, New York, NY 10013.
(2)	Represents 1,725,000 founder ordinary shares and 307,000 private placement ordinary shares held by G-Star Management Corporation, our Sponsor. Mr. Linjun Guo, Mr. Guojian Chen, and Mr. Junxian Du are directors of our Sponsor and therefore have voting and investment discretion in respect of the shares held of record by our Sponsor and may be deemed to have shared beneficial ownership of such shares. The address for our Sponsor is Craigmuir Chambers, PO Box 71, Road Town, Tortola, VG 1110 British Virgin Islands.
(3)	Such individual does not beneficially own any of Golden Star’s ordinary shares.
(4)	Based on information contained in a Schedule 13G filed on February 14, 2024. The address of the business office is 250 West 55th Street, Suite 30A, New York, New York 10019.
(5)	Based on information contained in a Schedule 13G filed on February 13, 2024. The address of the business office is 1–5–5, Otemachi, Chiyoda–ku, Tokyo 100–8176, Japan.
(6)	Based on information contained in a Schedule 13G filed on February 14, 2024. The address of the business office is 500 5th Avenue, 9th Floor, New York, New York 10110.

Security Ownership of Certain Beneficial Owners and Management of Pubco

The following tables sets forth information regarding the beneficial ownership of Ordinary Shares as of the Record Date and immediately following consummation of the Business Combination by, assuming a [$10.00] Redemption Price (such amount being based on the amount in the Trust Account as of the Record Date):

●	each person known by Pubco to be the beneficial owner of more than 5% of Pubco’s outstanding Ordinary Shares upon the consummation of the Business Combination;

●	each of Pubco’s executive officers and directors; and

●	all of Pubco’s executive officers and directors as a group;

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The expected beneficial ownership percentages set forth in the table below assume no additional purchases of ordinary shares of Golden Star or ordinary shares of Gamehaus after the Record Date.

	Pre-Business Combination		Post- Business Combination (Assuming No Redemptions)				Post- Business Combination (Assuming 100% Redemptions)
Name of Beneficial Owner	Number of Shares Beneficially Owned	% of Class	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Voting Power	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Voting Power
Directors and Executive Officers of Golden Star
Linjun Guo	2,032,000	27.70%	2,032,000	-	3.46%	0.73%	2,032,000	-	3.80%	0.75%
Kenneth Lam	-	-	-	-	-	-	-	-	-	-
Chi Zhang	-	-	-	-	-	-	-	-	-	-
Zhe Zhang	-	-	-	-	-	-	-	-	-	-
Bugao Xu	-	-	-	-	-	-	-	-	-	-
Konstantin A. Sokolov	-	-	-	-	-	-	-	-	-	-
All directors and executive officers as a group (six individuals)	2,032,000	27.70%	2,032,000	-	3.46%	0.73%	2,032,000	-	3.80%	0.75%
Directors and Executive Officers of Pubco Pre-Business Combination
Feng Xie(2)	46,839,944	62.11%	-	15,598,113.06	26.54%	84.42%	-	15,598,113.06	29.17%	86.07%
Yimin Cai(3)	7,980,200	10.58%	2,657,476.74	-	4.52%	0.96%	2,657,476.74	-	4.97%	0.98%
Ling Yan(4)	3,192,080	4.23%	1,062,990.70	-	1.81%	0.38%	1,062,990.70	-	1.99%	0.39%
Xi Yan(5)	15,960,400	21.17%	5,314,953.49	-	9.04%	1.92%	5,314,953.49	-	9.94%	1.96%
Yan Gong	-	-	-	-	-	-	-	-	-	-
Lei Zhu	-	-	-	-	-	-	-	-	-	-
Kenneth Lam	-	-	-	-	-	-	-	-	-	-

All executive officers and directors as a group (seven individuals)
Five Percent Holders
True Thrive Limited(6)	16,957,925	22.69%	5,647,138.08	-	9.61%	2.04%	5,647,138.08	-	10.56%	2.08%
DWC Technology Limited(7)	8,866,960	11.86%	2,952,775.62	-	5.02%	1.07%	2,952,775.62	-	5.52%	1.09%
Shanghai Yingben Investment Partnership (Limited Partnership)(8)	13,300,280	17.80%	4,429,110.14	-	7.54%	1.60%	4,429,110.14	-	8.28%	1.63%
Beijing Zhiyi(9)	9,897,842	13.24%	3,296,068.38	-	5.61%	1.19%	3,296,068.38	-	6.16%	1.21%
Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership)(10)	8,866,960	11.86%	2,952,775.62	-	5.02%	1.07%	2,952,775.62	-	5.52%	1.09%
Shanghai Jintou Network Technology Co., Ltd.(11)	7,980,200	10.68%	2,657,476.74	-	4.52%	0.96%	2,657,476.74	-	4.97%	0.98%
Zhuhai Qianming Investment Partnership (Limited Partnership)(12)	6,650,220	8.90%	2,214,581.71	-	3.77%	0.80%	2,214,581.71	-	4.14%	0.81%

(1)	Represents the percentage of voting power of Pubco Class A Ordinary Shares and Pubco Class B Ordinary Shares voting as a single class. Each holder of Pubco Class B Ordinary Shares is entitled to 15 votes per share and each holder of Pubco Class A Ordinary Shares is entitled to one vote per share.

(2)	Prior to the Business Combination, Mr. Feng Xie beneficially owns 46,839,944 ordinary shares of Gamehaus held by Funtery Holding Limited, a British Virgin Islands company that is (a) 33.33% owned by Cyberjoy holding Limited, a British Virgin Islands company that is wholly owned by Feng Xie; and (b) 66.67% owned by Funomic Holding Limited, a British Virgin Islands company that is wholly owned by Playfund Trust, a trust established under the laws of the Republic of Singapore by Feng Xie, as settlor, with Vistra Trust (Singapore) Pte. Limited being appointed as the trustee and Cyberjoy Holding Limited as the beneficiary and having the sole voting and dispositive power over these ordinary shares. According to the Business Combination Agreement, each of the 46,839,944 specially designated ordinary shares that is issued and outstanding immediately prior to the First Merger Effective Time will be cancelled and converted into the right to receive the number of Pubco Class B Ordinary Shares equal to the Exchange Ratio. Pubco Class A Ordinary Shares will have the same economic terms as the newly issued Pubco Class B Ordinary Shares, except that each Pubco Class B Ordinary Share will be entitled to 15 votes per share, compared with one vote per share for Pubco Class A Ordinary Shares, with all Pubco Ordinary Shares voting together as a single class on most matters. Mr. Xie is expected to beneficially own 15,598,113.06 Pubco Class B Ordinary Shares, representing 84.42% of voting power of Pubco Class A Ordinary Shares and Pubco Class B Ordinary Shares voting as a single class, assuming no redemptions by Golden Star’s Public Shareholders.
(3)	Prior to the Business Combination, Mr. Yimin Cai beneficially owns 7,980,200 ordinary shares of Gamehaus held by Carmira Holding Limited, which is 100% owned by Mr. Cai. According to the Business Combination Agreement, each of the ordinary shares of Gamehaus (except for the 46,839,944 specially designated ordinary shares held by Funtery Holding Limited) will be cancelled and converted into the right to receive the number of Pubco Class A Ordinary Shares equal to the Exchange Ratio. Mr. Cai is expected to beneficially own 2,657,476.74 Pubco Class A Ordinary Shares, representing 0.96% of voting power of Pubco Class A Ordinary Shares and Pubco Class B Ordinary Shares voting as a single class, assuming no redemptions by Golden Star’s Public Shareholders.
(4)	Prior to the Business Combination, Ms. Ling Yan beneficially owns 3,192,080 ordinary shares of Gamehaus held by Azuresky Holding Limited, which is 100% owned by Ms. Yan. According to the Business Combination Agreement, each of the ordinary shares of Gamehaus (except for the 46,839,944 specially designated ordinary shares held by Funtery Holding Limited) will be cancelled and converted into the right to receive the number of Pubco Class A Ordinary Shares equal to the Exchange Ratio. Ms. Yan is expected to beneficially own 1,062,990.70 Pubco Class A Ordinary Shares, representing 0.38% of voting power of Pubco Class A Ordinary Shares and Pubco Class B Ordinary Shares voting as a single class, assuming no redemptions by Golden Star’s Public Shareholders.
(5)	Prior to the Business Combination, Mr. Xi Yan beneficially owns 15,960,400 ordinary shares of Gamehaus held by Joystick Holding Limited, which is 100% owned by Mr. Yan. According to the Business Combination Agreement, each of the ordinary shares of Gamehaus (except for the 46,839,944 specially designated ordinary shares held by Funtery Holding Limited) will be cancelled and converted into the right to receive the number of Pubco Class A Ordinary Shares equal to the Exchange Ratio. Mr. Yan is expected to beneficially own 5,314,953.49 Pubco Class A Ordinary Shares, representing 1.92% of voting power of Pubco Class A Ordinary Shares and Pubco Class B Ordinary Shares voting as a single class, assuming no redemptions by Golden Star’s Public Shareholders.
(6)	Represents 16,957,925 preferred shares of Gamehaus (pre-Business Combination) and 5,647,138.08 shares of Pubco Class A Ordinary Shares (post-Business Combination), assuming no redemptions by Golden Star’s Public Shareholders, held by True Thrive Limited, a Cayman Islands company, which is 100% owned by 360 Technology Group Co., Ltd., a PRC company in which Hongyi Zhou serves as the chairman of the board of directors and has voting and dispositive control over these securities owned by True Thrive Limited.
(7)	Represents 8,866,960 preferred shares of Gamehaus (pre-Business Combination) and 2,952,775.62 shares of Pubco Class A Ordinary Shares (post-Business Combination), assuming no redemptions by Golden Star’s Public Shareholders, held by DWC Technology Limited, a British Virgin Islands company, which is 100% owned by its sole director, Mr. Wei Duan, who has voting and dispositive control over the securities owned by DWC Technology Limited.
(8)	Represents 13,300,280 preferred shares of Gamehaus (pre-Business Combination) and 4,429,110.14 shares of Pubco Class A Ordinary Shares (post-Business Combination), assuming no redemptions by Golden Star’s Public Shareholders, held by Shanghai Yingben Investment Partnership (Limited Partnership), a PRC limited partnership. The general partner of Shanghai Yingben Investment Partnership (Limited Partnership) is Shenzhen Share Growth Investment Management Co., Ltd., which is majority owned by Wentao Bai, who has voting and dispositive control over the securities owned by Shanghai Yingben Investment Partnership (Limited Partnership).
(9)	Represents 9,897,842 preferred shares of Gamehaus (pre-Business Combination) and 3,296,068.38 shares of Pubco Class A Ordinary Shares (post-Business Combination), assuming no redemptions by Golden Star’s Public Shareholders, held by Beijing Zhiyi, a PRC limited partnership. The general partner of Beijing Zhiyi is Beijing Zhiyi Capital Investment Management Co., Ltd. The shareholders of Beijing Zhiyi Capital Investment Management Co., Ltd. are Ms. Wenjiang Chen and Mr. Muqing Li.
(10)	Represents 8,866,960 preferred shares of Gamehaus (pre-Business Combination) and 2,952,775.62 shares of Pubco Class A Ordinary shares (post-Business Combination), assuming no redemptions by Golden Star’s Public Shareholders, held by Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership), a PRC limited partnership. The general partner of Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership) is Ningbo Chuangxiangyuan Investment Management Co., Ltd., which is majority owned by Yintao Zhan, who has voting and dispositive control over the securities owned by Ningbo Meishan Bonded Port Geju Investment Partnership (Limited Partnership).
(11)	Represents 7,980,200 preferred shares of Gamehaus (pre-Business Combination) and 2,657,476.74 shares of Pubco Class A Ordinary Shares (post-Business Combination), assuming no redemptions by Golden Star’s Public Shareholders, held by Shanghai Jintou Network Technology Co., Ltd., a PRC company that is wholly owned by Shanghai Songmeng Network Technology Co., Ltd., which is wholly owned by Shanghai Maiya Network Technology Co., Ltd., which is wholly owned by Shanghai Xuyanze Network Technology Co., Ltd., which is majority owned by Song Li, who has voting and dispositive control over the securities owned by Shanghai Jintou Network Technology Co., Ltd.
(12)	Represents 6,650,220 preferred shares of Gamehaus (pre-Business Combination) and 2,214,581.71 shares of Pubco Class A Ordinary Shares (post-Business Combination), assuming no redemptions by Golden Star’s Public Shareholders, held by Zhuhai Qianming Investment Partnership (Limited Partnership). a PRC limited partnership. The general partner of Zhuhai Qianming Investment Partnership (Limited Partnership) is Zhuhai Zhongguan Qianming Phase I Entrepreneurial Investment Partnership (Limited Partnership). The general partner of Zhuhai Zhongguan Qianming Phase I Entrepreneurial Investment Partnership (Limited Partnership) is Zhuhai Zhongguan Qianming Investment Management Co., Ltd., which is majority owned by Mingguo Huang, who has voting and dispositive control over the securities owned by Zhuhai Qianming Investment Partnership (Limited Partnership).

At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding Golden Star or its securities, the Golden Star Initial Shareholders, officers, and directors, as well as Gamehaus and/or their affiliates, may enter into a written plan to purchase Golden Star securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities. The ownership percentages listed above do not include any such shares that may be purchased after the Record Date.

Entering into any such arrangements may have a depressive effect on the ordinary shares of Golden Star. For example, as a result of these arrangements, an investor or holder may have Golden Star, Gamehaus, or their respective affiliates effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Golden Star will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals included herein or the Redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Comparison of Corporate Governance and Shareholder Rights

Pubco is a Cayman Islands exempted company. Cayman Islands law and Pubco’s Amended and Restated Memorandum and Articles of Association will govern the rights of its shareholders. The Amended and Restated Memorandum and Articles of Association will differ in certain material respects from the memorandum and articles of association of Golden Star. As a result, when you become a shareholder of Pubco, your rights will differ in some regards as compared to when you were a shareholder of Golden Star.

Below is a summary chart outlining important similarities and differences in the corporate governance and shareholder rights associated with each of Golden Star and Pubco according to applicable law and/or the organizational documents of Golden Star and Pubco. You also should review the Amended and Restated Memorandum and Articles of Association of Pubco (as it will be amended and restated immediately prior to the Business Combination).

Provision	Golden Star	Pubco
Structure of the board	Each director holds office for the term fixed by the shareholder ordinary resolution or fixed by the resolution of the directors appointing such director, as applicable, but such term shall not exceed two years	Unless amended by ordinary resolution of shareholders, the Pubco Board consists of seven directors divided into three classes with initial terms of approximately one, two and three-years. Commencing at Pubco’s first annual general meeting, and at each annual general meeting thereafter, directors appointed to replace those directors whose terms expire shall be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment.

Removal of directors	A director may be removed by ordinary resolution of shareholders or by the majority of the other directors.	A director may be removed by ordinary resolution of shareholders or by the majority of the other directors.

Provision	Golden Star	Pubco
Vacancies on the board	Any vacancy on the board of Golden Star, may be filled by the directors. A remaining director may appoint a director even though there is not a quorum of directors.	Any vacancy on the board of Pubco may be filled by directors of Pubco. A remaining director may appoint a director even though there is not a quorum of directors.

SPAC Provisions	Golden Star’s amended and restated memorandum and articles of association contain provisions relating to the operation of Golden Star as a blank check company prior to the consummation of its initial business combination, including, for example, provisions pertaining to the Trust Account of Golden Star and time limits within which it must consummate an initial business combination.

Supermajority voting provisions

A special resolution, requiring not less than a two-thirds majority of members, who (being entitled to do so) vote, is required to:

(a)

subject to certain exceptions, vary the rights attaching to a class of shares;

(b)

reduce Golden Star’s share capital in any way;

(c)

change Golden Star’s registration to a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is incorporated, registered or existing for the time being;

(d)

in a winding up, divide in specie among Golden Star shareholders the whole or any part of the assets of Pubco and, for that purpose, to value any assets and to determine how the division shall be carried out as between Golden Star shareholders or different classes of Golden Star shareholders, and/or vest the whole or any part of the assets in trustees for the benefit of Golden Star shareholders and those liable to contribute to the winding up;

(e)

change Golden Star’s name; and

(f)

amend the memorandum and articles of association of Golden Star.

A special resolution, requiring not less than a two-thirds majority of members, who (being entitled to do so) vote, is required to:

(a)

subject to certain exceptions as set in the Amended and Restated Memorandum and Articles of Association, vary the rights attaching to a class of shares;

(b)

reduce Pubco’s share capital in any way;

(c)

change Pubco’s registration to a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is incorporated, registered or existing for the time being;

(d)

in a winding up, divide in specie among Pubco shareholders the whole or any part of the assets of Pubco and, for that purpose, to value any assets and to determine how the division shall be carried out as between Pubco shareholders or different classes of Pubco shareholders, and/or vest the whole or any part of the assets in trustees for the benefit of Pubco shareholders and those liable to contribute to the winding up;

(e)

change Pubco’s name; and

(f)

amend the Amended and Restated Memorandum and Articles of Association.

Provision	Golden Star	Pubco

Additionally, Pubco will not, without the approval of holders of a majority of the voting power of Pubco Class B Ordinary Shares, voting exclusively and as a separate class:

(a)

increase the number of authorized Pubco Class B Ordinary Shares;

(b)

issue any Pubco Class B Ordinary Shares or securities convertible into or exchangeable for Pubco Class B Ordinary Shares, other than to (i) Key Executives or his or her Affiliates (each as defined in the Amended and Restated Memorandum and Articles of Association); or (ii) on a pro rata basis to all holders of Pubco Class B Ordinary Shares permitted to hold such shares under the Amended and Restated Memorandum and Articles of Association;

(c)

create, authorize, issue, or reclassify into, any preference shares in the capital of Pubco or any shares in the capital of Pubco that carry more than one vote per share;

(d)

reclassify any Pubco Class B Ordinary Shares into any other class of Shares or consolidate or combine any Pubco Class B Ordinary Shares without proportionately increasing the number of votes per Pubco Class B Ordinary Shares; or

amend, restate, waive, adopt any provision inconsistent with, or otherwise vary or alter any provision of the Amended and Restated Memorandum and Articles of Association relating to the voting, conversion or other rights, powers, preferences, privileges, or restrictions of Pubco Class B Ordinary Shares.

Provision	Golden Star	Pubco
Action by written consent	An ordinary resolution and a special resolution of shareholders may be passed by a unanimous resolution in writing of shareholders entitled to vote.	An ordinary resolution and a special resolution of shareholders may be passed by a unanimous resolution in writing of shareholders entitled to vote.

Calling of shareholders’ meetings	A meeting of the shareholders may be called by the majority of Golden Star’s directors, or upon the written request of the shareholders entitled to exercise ten per cent or more of the rights to vote at such general meeting.	A meeting of the shareholders may be called by the majority of Pubco’s directors, or upon the written request of the shareholders entitled to exercise ten per cent or more of the rights to vote at such general meeting.

Nominations of person for election of directors	A director may be appointed by ordinary resolution of shareholders or by the directors. Any appointment may be to fill a vacancy or as an additional director.	A director may be appointed by ordinary resolution of shareholders or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Amendments to the organizational documents

Subject to the Cayman Companies Act and as provided in the Golden Star articles of association, Golden Star may, by special resolution of shareholders, amend its articles of association in whole or in part save that no amendment may be made to the memorandum or articles of association to amend:

a)

the provisions of the articles governing the Business Combination unless the holders of Public Shares are provided with the opportunity to redeem their Public Shares upon the approval of any such amendment in the manner and for the price as set out in the Golden Star articles of association; or

b)

the amendment provisions of the articles of association during the period from the date of the IPO up to and including the first to occur of (i) a business combination; or (ii) the termination of Golden Star.

Pubco may at any time and from time to time by special resolution alter or amend the Amended and Restated Memorandum and Articles of Association, in whole or in part; provided that Pubco shall not, without the approval of the holders of a majority of the voting power of Pubco Class B Ordinary Shares, voting exclusively and as a separate class, amend, restate, waive, adopt any provision inconsistent with, or otherwise vary or alter any provision of the Amended and Restated Memorandum and Articles of Association relating to the voting, conversion or other rights, powers, preferences, privileges, or restrictions of Pubco Class B Ordinary Shares.

Issuance of preferred shares	Golden Star is not authorized under its memorandum of association to issue preferred shares, and any amendment to Golden Star’s memorandum of association to authorize an issuance of preferred shares would require a special resolution of shareholders.	Subject to the limitations set out in the Amended and Restated Memorandum and Articles of Association, Pubco’s directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares with or without preferred, deferred, or other special rights or restrictions, whether in regard to dividend, voting, return of capital, or otherwise to such persons, at such times and on such terms and conditions as they may decide.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Golden Star

References to “we,” “our,” or “us” or refer to Golden Star Acquisition Corporation.

Securities held by Sponsor

On September 17, 2021, we issued 2,875,000 founder shares to our Sponsor for $25,000, or approximately $0.01 per share. On December 14, 2022, our Sponsor surrendered 1,150,000 shares for no consideration. As a result of such share surrender, our Sponsor currently holds 1,725,000 ordinary shares.

Our Sponsor (and/or its designees) purchased an aggregate of 307,000 Private Placement Units (including 27,000 units in connection with the full exercise of the over-allotment option by the underwriters) at a price of $10.00 per unit in a private placement that closed simultaneously with the closing of our initial public offering. Each unit consists of one private placement share, one private placement right granting the holder thereof the right to receive two-tenths (2/10) of an ordinary share upon the consummation of an initial business combination. The Private Placement Units are identical to the Public Units sold in our initial public offering, except that the Private Placement Units (including the underlying securities) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of our initial business combination. Our Sponsor had previously loaned us the sum of $500,000 evidenced by an amended and restated promissory note dated as of January 4, 2023. In connection with the completion of our initial public offering, our Sponsor instructed us to offset repayment of the amount outstanding under the note with a corresponding portion of the purchase price for the Private Placement Units. The private placement resulted in gross proceeds to us of $3,070,000, including cancellation of $500,000 of indebtedness. The purchase price of the Private Placement Units will be used to ensure that the amount in trust is equal to 101% of the offering proceeds, to pay offering expenses and to provide for operating expenses following completion of the offering.

Administrative services agreement

We entered into an administrative services agreement with G-Star Management Corporation, pursuant to which we agreed to pay a total of $10,000 per month for office space, administrative and support services, commencing on May 1, 2023. Each of our officers and directors is a shareholder of G-Star Management Corporation. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. Accordingly, in the event the consummation of our initial business combination takes the maximum 21 months, G-Star Management Corporation will be paid a total of $210,000 ($10,000 per month) for office space, administrative and support services and will be entitled to be reimbursed for any out-of-pocket expenses. For the year ended December 31, 2023, we incurred $79,032 in fees for these services, which remains unpaid.

Loans provided by Sponsor

On August 11, 2021, we issued an unsecured promissory note to our Sponsor, which was later amended on January 12, 2022 and January 4, 2023. Pursuant to the promissory note and its amendments (the “Promissory Note”), we may borrow up to an aggregate principal amount of $500,000, which is non-interest bearing and payable on the earlier of (i) December 31, 2023 or (ii) the consummation of our initial public offering. On April 6, 2023, we transferred all of the cash balance of $181,573 in the escrow account to our Sponsor, which was deemed to be a partial repayment of the principal owed under the Promissory Note. On May 4, 2023, the remaining balance was fully repaid upon the consummation of our initial public offering. As of December 31, 2023 and 2022, we had borrowed an aggregate amount of nil and $300,000, respectively, evidenced by the Promissory Note.

On July 28, 2023, we issued an unsecured promissory note to our Sponsor. Pursuant to the promissory note (the “Second Promissory Note”), we may borrow up to an aggregate principal amount of $500,000, which is non-interest bearing and payable upon the consummation of our initial Business Combination. The Second Promissory Note has no conversion feature, and no collateral. Our Sponsor waives any and all right, title, interest or claim of any kind in or to any distribution of or from the Trust Account, and agrees not to seek resources, reimbursement, payment or satisfaction for any claim against the Trust Account for any reason whatsoever. As of December 31, 2023, we had borrowed an aggregate amount of nil regarding to the Second Promissory Note. On April 1, 2024, we amended and restated the Second Promissory Note solely to amend and restate the aggregate principal amount we may borrow to up to $1,000,000. $672,136 was drawndown of the Second Promissory Note for payments of extension fees as of the date of this proxy statement/prospectus.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units at a price of $10.00 per unit (which, for example, would result in the holders being issued 180,000 ordinary shares if $1,500,000 of notes were so converted (including 30,000 shares upon the closing of our initial business combination in respect of 150,000 rights included in such units) at the option of the lender. The units would be identical to the placement units issued to the initial holder. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

Amounts due from and due to Sponsor

The balance of $2,300 due from our Sponsor as of December 31, 2022 was fully repaid. As of December 31, 2023, there was no balance due from our Sponsor.

For the year ended December 31, 2023, our Sponsor paid operating expenses on behalf of us in the amount of $328,821. The payments made by our Sponsor were not considered as drawdown of the Second Promissory Note. As of December 31, 2023 and 2022, the balance due to Sponsor was $328,821 and nil, respectively. As of the date of this proxy statement/prospectus, we had a balance due to Sponsor of $607,847 for our operating expenses paid by the Sponsor.

Registration rights agreement

We have entered into a registration rights agreement with respect to the Founder Shares, Private Placement Units and units issued upon conversion of working capital loans (if any), and the securities underlying the Private Placement Units and the working capital loans (if any).

Proposed Business Combination with Gamehaus

We have entered into the Merger Agreement and related ancillary documents with, among others, our Sponsor and Gamehaus.

Others

No compensation of any kind, including finder’s and consulting fees, will be paid to our Sponsor, officers and directors, or their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. Our Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a shareholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

If any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us, subject to his or her fiduciary duties under Cayman Islands law. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

Gamehaus

The table below sets forth major related parties of Gamehaus and their relationships with Gamehaus:

Entity or individual name	Relationship with Gamehaus
Feng Xie	Gamehaus’ founder and substantial shareholder
Chongqing Jianren Technology Co., Ltd. (“Chongqing Jianren”)	Company controlled by Gamehaus’ founder
Wuhan Huiyu	Investee of Gamehaus
Beijing Zhiyi	Gamehaus’ shareholder
Chongqing Xiangyou Xingjie Private Equity Investment Fund Partnership (“Chongqing Xiangyou LP”)	Investee of Gamehaus
Shanghai Dongying Network Technology Co., Ltd. (“Shanghai Dongying”)	Investee of Gamehaus
Mobile Motion Co., Limited (“Mobile Motion”)	Wholly-owned subsidiary of investee of Gamehaus
Chengdu Chuangquduo Technology Co., Ltd. (“Chengdu Chuangquduo”)	Previous investee of Gamehaus

Gamehaus’ related party balances as of December 31, 2023 and transactions for the six months ended December 31, 2023 are identified as follows:

(a)	Gamehaus entered into the following related party transactions:

Gamehaus invested in companies engaged in mobile game development and required the royalty right of the games from such investees to distribute on third-party platforms. Gamehaus typically pays one-time royalties, continues to share profits, and/or pays customized design fees to such investees.

	For the Six Months Ended December 31,
	2023	2022
Royalty fee and service from related parties
Wuhan Huiyu	$216,875	$223,952
Shanghai Dongying	1,424,875	-
Mobile Motion	1,490,657	17,377
Total	$3,132,407	$241,329

1)

Gamehaus entered into an exclusive game agency agreement with Wuhan Huiyu in January 2020. The exclusive agency term is eight years from the date of launching the game. Pursuant to the exclusive game agency agreement, Gamehaus shares 15% to 18% of gross profit generated by the game with Wuhan Huiyu on a monthly basis. Gamehaus recorded $216,875 and $223,952 of profit sharing expenses for the six months ended December 31, 2023 and 2022, respectively.

2)

Gamehaus entered into a technology development agreement with Shanghai Dongying in January 2021 to customize design the game. The design service term is from January 1, 2021 to December 31, 2023. Gamehasu recorded 1,424,875 and nil of customized design fees for the six months ended December 31, 2023 and 2022, respectively. During the six months ended December 31, 2023, Gamehaus entered into a supplementary agreement with Shanghai Dongying regarding the profit sharing policy. Pursuant to the supplementary agreement, Gamehaus shares 25% of gross profit generated by the game with Shanghai Dongying on a monthly basis. Gamehaus recorded $1,424,875 and nil profit sharing expenses for the six months ended December 31, 2023 and 2022, respectively.

3)	Gamehaus entered into an exclusive game agency agreement with Mobile Motion in January 2021. The exclusive agency term is eight years from the date of launching the game. Gamehaus paid an initial royalty fee of approximately $300,000 (RMB1.9 million) and continues to share 45% of operating income generated by the game with Mobile Motion on a monthly basis. Gamehaus recorded $16,729 and $17,377 of amortization of royalty fees for the six months ended December 31, 2023 and 2022, respectively. Gamehaus record $1,473,898 and nil of customized design fees for the six months ended December 31, 2023 and 2022.

(b)	Gamehaus had the following significant related party balances:

Advanced to Suppliers — related parties

As of December 31, 2023 and June 30, 2023, advanced to suppliers - related parties, consisted as following:

	As of
	December 31, 2023	June 30, 2023
Wuhan Huiyu	$25,699	$-
Shanghai Dongying	2,113,055	2,513,370
Mobile Motion	-	1,206,219
Total	$2,138,754	$3,719,589

Gamehaus’ related party balances as of June 30, 2023 and 2022 and transactions for the fiscal years ended June 30, 2023 and 2022 are identified as follows:

(a)	Gamehaus entered into the following related party transactions:

Gamehaus invested in these companies engaged in mobile game development and required the royalty right of the games from such investees to distribute on third-party platforms. Gamehaus typically pays one-time royalties and continues to share profits with those investees.

	For the fiscal years ended June 30,
	2023	2022
Royalty fee and service from related parties
Wuhan Huiyu	$524,211	$89,667
Shanghai Dongying	-	1,284,701
Mobile Motion	34,880	37,572
Total	$599,091	$1,411,940

(b)	Gamehaus had the following significant related party balances:

Advance to Suppliers — related parties

As of June 30, 2023 and 2022, advance to suppliers - related parties, consisted as following:

	As of June 30,
	2023	2022
Wuhan Huiyu	$-	$92,722
Shanghai Dongying	2,513,370	134,695
Mobile Motion	1,206,219	684,372
Total	$3,719,589	$911,789

Due from related parties

Gamehaus had the following significant related party balances other than advanced to suppliers:

As of June 30, 2023 and 2022, Gamehaus had a due from related party balance of nil and $1,370,703, respectively, from Feng Xie, the founder of Gamehaus. During the fiscal year ended June 30, 2022, Feng Xie advanced $1,370,703 as a loan from Gamehaus, approved by Gamehaus’ shareholders. The loan is due on demand and with an annual interest rate of 2.5%. The loan was fully repaid in December 2022.

As of June 30, 2023 and 2022, Gamehaus had a due from related party balance of nil and $648,008, respectively, from Chengdu Chuangquduo, the previous investee of Gamehaus. Gamehaus agreed on the liquidation with Chengdu Chuangquduo during the fiscal year ended June 30, 2022 and entered liquidation agreement during the fiscal year ended June 30, 2023. Chengdu Chuangquduo returned $648,008 in April 2023.

As of June 30, 2023 and 2022, Gamehaus had a due from related party balance of nil and $3,333,094, respectively, from Beijing Zhiyi, the investor of Gamehaus. Gamehaus returned $3,333,094 of capital investment to Beijing Zhiyi for the recapitalization and Beijing Zhiyi re-invested $3,333,094 in Gamehaus in July 2022.

As of June 30, 2023 and 2022, Gamehaus had a due from related party balance of nil and $1,642,257, respectively, from Chongqing Xiangyou LP, the investee of Gamehaus. Gamehaus entered a share transfer agreement with Beijing Hongtaojian and Chongqing Xiangyou LP during the fiscal year ended June 30, 2022. Chongqing Xiangyou LP repaid off during the fiscal year ended June 30, 2023.

DESCRIPTION OF PUBCO SECURITIES

The following description of the material terms of the share capital of Pubco following the transactions includes a summary of specified provisions of the Amended and Restated Memorandum and Articles of Association of Pubco that will be in effect upon completion of the transactions. This description is qualified by reference to Pubco’s Amended and Restated Memorandum and Articles of Association as will be in effect upon consummation of the Transactions, copies of which are attached to this proxy statement/prospectus as Annex B and are incorporated in this proxy statement/prospectus by reference. References in this section to “we,” “our,” or “us” refer to Pubco.

The rights of shareholders described in this section are available only to Pubco’s shareholders. For the purposes of this proxy statement/prospectus, a “shareholder” means a person who holds shares of Pubco.

General

The Amended and Restated Memorandum and Articles of Association of Pubco authorize the issuance of up to 900,000,000 Pubco Class A Ordinary Shares and 100,000,000 Pubco Class B Ordinary Shares, each of $0.0001 par value per share.

In the Second Merger, Pubco will issue Pubco Class A Ordinary Shares in exchange for the outstanding securities of Golden Star as follows:

●	each ordinary share of Golden Star will be exchanged for one Pubco Class A Ordinary Share, except for Public Shares that have been redeemed into a pro rata portion of Golden Star’s Trust Account in connection with the Redemption; and

●	each of Golden Star right will be automatically converted into the number of Pubco Class A Ordinary Shares as if such right has been converted into its underlying ordinary shares of Golden Star immediately prior to the Closing.

This proxy statement/prospectus covers an aggregate of 43,178,680 Pubco Class A Ordinary Shares and 15,598,113 Pubco Class B Ordinary Shares.

Ordinary Shares

Holders of Pubco Class A Ordinary Shares and Pubco Class B Ordinary Shares will generally have the same rights and powers except for voting and conversion rights as set out under the Amended and Restated Memorandum and Articles of Association. The holders of Class A Ordinary Shares will be entitled to one vote for each Class A Ordinary Share held of record on all matters to be voted on by shareholders, whereas the holders of Class B Ordinary Shares will be entitled to 15 votes for each Class B Ordinary Share held of record on all matters to be voted on by shareholders.

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the votes cast at a general meeting for the election of directors can elect all of the directors to be elected at such general meeting.

Holders of Pubco Class A Ordinary Shares will not have any preemptive rights and there will be no sinking fund or redemption provisions applicable to Pubco Class A Ordinary Shares.

There are no limitations on the right of nonresident or foreign owners to hold or vote Ordinary Shares imposed by Cayman Islands law or by the Amended and Restated Memorandum and Articles of Association of Pubco.

Immediately following the consummation of the Business Combination, Feng Xie will control the voting power of all of the outstanding Pubco Class B Ordinary Shares. The dual-class structure of Pubco Ordinary Shares has the effect of concentrating voting control in Mr. Feng Xie, given that upon the consummation of the Business Combination, Mr. Feng Xie will beneficially own 84.42% of the aggregate voting power of Pubco (assuming no redemptions) or 86.07% of the aggregate voting power of Pubco (if 100% of the Public Shares are redeemed). As a result of the disparate voting power of the Pubco Class B Ordinary Shares beneficially owned by Mr. Xie, he will possess the ability to control Pubco’s business, including decisions regarding mergers, consolidations, and the sale of all or substantially all of its assets, the election of directors, and other significant corporate actions. See “Risk Factors—Risks Relating to Golden Star and the Business Combination—Because of the dual-class voting structure of Pubco and the disparate voting power of the Class A Ordinary Shares and Class B Ordinary Shares, the beneficial owner of the Class B Ordinary Shares, Mr. Feng Xie, Pubco’s Chairman of the Board of Directors will own 86.07% of the aggregate voting power of Pubco Ordinary Shares and his interests may not align with the interests of the other Pubco shareholders.” As further described below, upon any transfer of Pubco Class B Ordinary Shares by a holder thereof to any person which is not a Permitted Transferee (as defined below) of such holder, those shares will automatically and immediately convert into Pubco Class A Ordinary Shares. In addition, all Pubco Class B Ordinary Shares will automatically convert to Pubco Class A Ordinary Shares in other events described below. See “— Optional and Mandatory Conversion.”

Voting Rights

Holders of Pubco Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the shareholders. In respect of all matters upon which holders of Pubco Ordinary Shares are entitled to vote, each Pubco Class B Ordinary Share will be entitled to 15 votes and each Pubco Class A Ordinary Share will be entitled to one vote. At any meeting of shareholders a resolution put to the vote of the meeting shall be decided by way of a show of hands and not by way of a poll unless before, or on, the declaration of the result of the show of hands, a poll is duly demanded.

Pubco Class A Ordinary Shares and Pubco Class B Ordinary Shares will vote together on all matters, except that Pubco will not, without the approval of holders of a majority of the voting power of the Pubco Class B Ordinary Shares, voting exclusively and as a separate class:

●	increase the number of authorized Pubco Class B Ordinary Shares;

●	issue any Pubco Class B Ordinary Shares or securities convertible into or exchangeable for Pubco Class B Ordinary Shares, other than (i) to any Key Executive or his Affiliates, or (ii) on a pro rata basis to all holders of Pubco Class B Ordinary Shares permitted to hold such shares under the Amended and Restated Memorandum and Articles of Association;

●	create, authorize, issue, or reclassify into, any preference shares in the capital of Pubco or any shares in the capital of Pubco that carry more than one vote per share;

●	reclassify any Pubco Class B Ordinary Shares into any other class of shares or consolidate or combine any Pubco Class B Ordinary Shares without proportionately increasing the number of votes per Pubco Class B Ordinary Share; or

●	amend, restate, waive, or adopt any provision inconsistent with or otherwise vary or alter any provision of the Amended and Restated Memorandum and Articles of Association relating to the voting, conversion, or other rights, powers, preferences, privileges, or restrictions of Pubco Class B Ordinary Shares.

An ordinary resolution to be passed by the shareholders will require a simple majority of votes cast at a meeting of shareholders, while a special resolution will require not less than two-thirds of votes cast at a meeting of shareholders. An ordinary resolution and a special resolution may also be passed by way of a unanimous resolution in writing of shareholders entitled to vote, with prior notice duly given.

Optional and Mandatory Conversion

Each Pubco Class B Ordinary Share will be convertible into one Pubco Class A Ordinary Share at the option of the holder thereof. The Amended and Restated Memorandum and Articles of Association do not provide for the conversion of Pubco Class A Ordinary Shares into Pubco Class B Ordinary Shares.

Any number of Pubco Class B Ordinary Shares held by a holder thereof will automatically and immediately be converted into an equal number of Pubco Class A Ordinary Shares upon the occurrence of any of the following:

●	Any direct or indirect sale, transfer, assignment, or disposition of such number of Pubco Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Pubco Class B Ordinary Shares through voting proxy or otherwise to any person that is not a Permitted Transferee of such holder; or

●	The direct or indirect sale, transfer, assignment, or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Pubco Class B Ordinary Shares that is an entity to any person that is not a Permitted Transferee of the such holder.

Transfer of Ordinary Shares

Pubco Class B Ordinary Shares may be transferred only to a Permitted Transferee of the holder and any Pubco Class B Ordinary Shares transferred otherwise will be converted into Pubco Class A Ordinary Shares as described above. See “Optional and Mandatory Conversion.”

“Affiliate” means, with respect to a person, (i) any other person which, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such person, including trusts, funds, and accounts promoted, sponsored, managed, advised, or serviced by such person (ii) if such person is an individual, his/her Family Member (as defined below) and Affiliates of such person and/or his/her Family Members; provided, that in the case of a Key Executive, the term Affiliate shall include such Key Executive’s Permitted Transferees (as defined below), notwithstanding anything to the contrary contained in the Amended and Restated Memorandum and Articles of Association.

A “Permitted Transferee” with respect to each holder of Pubco Class A Ordinary Shares, any or all of the following:

(a)	any Key Executive;

(b)	any Key Executive’s Affiliate;

(c)	Pubco or any of its subsidiaries;

(d)	in connection with a transfer as a result of, or in connection with, the death or incapacity of a Key Executive: any Key Executive’s Family Members, another holder of Pubco Class B Ordinary Shares, or a designee approved by majority of all directors, provided that in case of any transfer of Pubco Class B Ordinary Shares pursuant to clauses (b) through (c) above to a person who at any later time ceases to be a Permitted Transferee under the relevant clause, Pubco shall be entitled to refuse registration of any subsequent transfer of such Pubco Class B Ordinary Shares except back to the transferor of such Pubco Class B Ordinary Shares pursuant to clauses (b) through (c) (or to a Key Executive or his or her Permitted Transferees) and in the absence of such transfer back to the transferor (or to a Key Executive or his or her Permitted Transferees), the applicable Pubco Class B Ordinary Shares be subject to mandatory conversion as set out above.

“Key Executives” means Funtery Holding Limited, a company incorporated in the British Virgin Islands, and Feng Xie, who indirectly holds the 100% issued share capital of Funtery Holding Limited through Cyberjoy Holding Limited.

“Family Member” means, with respect to an individual, any of such individual’s former, current or future spouse, parent, step-parent, grandparent, step-grandparent, child, step-child, grandchild, step-grandchild, sibling, step-sibling, niece, nephew, and in-laws, including adoptive relationships.

Tax Treaty

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by Pubco. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Pubco Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Pubco Ordinary Shares, nor will gains derived from the disposal of Pubco Ordinary Shares be subject to Cayman Islands income, withholding or corporation tax.

No Cayman Islands stamp duty is payable in respect of the issue of Pubco Ordinary Shares or on an instrument of transfer in respect of Pubco Ordinary Shares. However, as above, Cayman Islands stamp duty will be payable if an instrument of transfer is executed in, or brought to, the Cayman Islands (including being produced to a court of the Cayman Islands).

Anti-Takeover Provisions

Some provisions of Cayman Islands law and Pubco’s Amended and Restated Memorandum and Articles of Association may have the effect of delaying, deterring, or discouraging another party from acquiring control of Pubco. Pubco’s Amended and Restated Memorandum and Articles of Association provide for a classified board of directors with staggered terms initially and three-year terms thereafter, as well as restrictions requiring the holders of shares together carrying at least 10% of the rights to vote at a shareholder meeting to be able to requisition a general meeting of shareholders. As a matter of Cayman Islands law, any resolutions in writing must be passed unanimously.

These provisions of Pubco’s Amended and Restated Memorandum and Articles of Association and Cayman Islands law could delay the ability of shareholders to change the membership of a majority of its board, force shareholder action to be taken at an annual meeting or an extraordinary general meeting called by the Pubco Board or on the requisition of the holders of shares carrying at least 10% of the rights to vote at a shareholder meeting of Pubco, and in turn delay the ability of shareholders to force consideration of a proposal or take action.

Pubco’s Amended and Restated Memorandum and Articles of Association require an ordinary resolution to remove any director. Pubco’s Amended and Restated Memorandum and Articles of Association and Cayman Islands law also require a special resolution to amend the Amended and Restated Memorandum and Articles of Association. Such requirements may prevent Pubco’s existing shareholders from effecting a change of management of Pubco and removing the provisions in Pubco’s constitutional documents that may have an anti-takeover effect. See the section entitled “Beneficial Ownership of Securities—Comparison of Corporate Governance and Shareholder Rights.”

SHARE ELIGIBLE FOR FUTURE SALE

Upon the consummation of the Business Combination, Pubco will have, based on the assumption of no redemptions by Golden Star Public Shareholders as set forth elsewhere in this proxy statement/prospectus, up to 58,776,793 Ordinary Shares issued and outstanding, consisting of 43,178,680 Class A Ordinary Shares and 15,598,113 Class B Ordinary Shares. All of the Pubco Class A Ordinary Shares issued to the Golden Star Shareholders in connection with the Business Combination will be freely transferable by persons other than by Sponsor or affiliates of Golden Star, Pubco or Gamehaus without restriction or further registration under the Securities Act. Additionally, the Gamehaus shareholders will receive 34,401,887 Pubco Class A Ordinary Shares, approximately 1.4% of which will be freely transferable immediately after the consummation of the Business Combination. Sales of substantial amounts of the Pubco Class A Ordinary Shares in the public market could adversely affect prevailing market prices of the Pubco Class A Ordinary Shares. Prior to the Business Combination, there has been no public market for Pubco Class A Ordinary Shares. Pubco has applied for listing of the Pubco Class A Ordinary Shares on Nasdaq, but there can be no assurance that a regular trading market will develop in the Pubco Class A Ordinary Shares.

Lock-up Agreements

Concurrently with the execution and delivery of the Business Combination Agreement, Gamehaus and the Sponsor entered into the Founder Lock-Up Agreement pursuant to which Sponsor, among other things, agreed not to transfer any Pubco Ordinary Shares held by it immediately after the Closing during the applicable lock-up period, subject to customary exceptions. The lock-up period applicable to the Sponsor will be (i) with respect to 100% of the Pubco Ordinary Shares held, issuable or acquirable in respect of any Private Placement Securities (as defined in the Founder Lock-Up Agreement), thirty (30) days from and after the Closing, (ii) with respect to 50% of the Pubco Ordinary Shares held, issuable or acquirable in respect of any Founder Shares (as defined in the Founder Lock-Up Agreement), until the earlier of (A) six (6) months from and after the Closing or (B) the date on which the closing sale price of the Pubco Ordinary Shares has equaled or exceeded $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any thirty (30) consecutive trading day period commencing after the Closing, and (iii) with respect to 50% of the Pubco Ordinary Shares held, issuable or acquirable in respect of any Founder Shares, until six (6) months from and after the Closing, or earlier in either case, if subsequent to the Closing, Pubco completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of Pubco’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

Concurrently with the execution and delivery of the Business Combination Agreement, Gamehaus, Golden Star, and certain Gamehaus shareholders entered into the Seller Lock-Up Agreement pursuant to which the securities of Pubco held by certain Gamehaus shareholders, referred to as Restricted Securities, will be locked-up and subject to transfer restrictions for a period of time following the Closing, as described below, subject to certain exceptions. The lock-up period applicable to the Restricted Securities will be (i) with respect to 50% of the Restricted Securities, until the earlier of (A) six (6) months from and after the Closing or (B) the date on which the closing sale price of the Pubco Ordinary Shares has equaled or exceeded $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any thirty (30) consecutive trading day period commencing after the Closing, and (ii) with respect to 50% of the Restricted Securities, until six (6) months from and after the Closing, or earlier in either case, if subsequent to the Closing, Pubco completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of Pubco’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Pubco Ordinary Shares for at least six months would be entitled to sell their securities; provided that (i) such person is not deemed to have been one of Pubco’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) Pubco is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Pubco Ordinary Shares for at least six months but who are Pubco’s affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	one percent (1%) of the total number of Pubco Ordinary Shares then issued and outstanding; or

●	the average weekly reported trading volume of the Pubco Class A Ordinary Shares the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by Pubco’s affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Pubco.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and

●	at least one year has elapsed from the time that the issuer filed Form 20-F type information with the SEC, which is expected to be filed promptly after consummation of the Business Combination, reflecting its status as an entity that is not a shell company.

Registration Rights Agreements

At the Closing, Pubco and the Sellers shall enter into the Seller Registration Rights Agreement, in the form mutually agreed between Golden Star and Gamehaus. Under the Seller Registration Rights Agreement, the Sellers shall have registration rights that will obligate Pubco to register for resale under the Securities Act all or any portion of their Pubco Class A Ordinary Shares received as company merger consideration (together with any capital shares or other securities issued as a dividend or distribution with respect thereto or in exchange therefor, the “Registrable Securities”). Sellers holding a majority-in-interest of the Registrable Securities (based on the number of shares and not voting rights) will be entitled under the Seller Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of their Registrable Securities, and other Sellers holding Registrable Securities will be entitled to join in such demand registration. Subject to certain exceptions, if any time after the Closing, Pubco proposes to file a registration statement under the Securities Act with respect to its securities, under the Seller Registration Rights Agreement, Pubco shall give notice to the Sellers holding Registrable Securities as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by them in writing, subject to customary cut-backs. In addition, subject to certain exceptions, Sellers holding Registrable Securities will be entitled under the Seller Registration Rights Agreement to request in writing that Pubco register the resale of any or all of such Registrable Securities on Form F-3 and any similar short-form registration that may be available at such time. Under the Seller Registration Rights Agreement, Pubco will indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, employees, affiliates, directors, partners, members, attorneys, and agents, and each person, if any, who controls an such holders, against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and the holders of Registrable Securities, including Registrable Securities in any registration statement or prospectus, will agree to indemnify Pubco and certain persons or entities related to Pubco, such as its officers and directors and underwriters, against all losses caused by their misstatements or omissions in those documents.

At the Closing, Golden Star, Pubco, the Initial Shareholders, and the other parties thereto shall enter into the Founder Amended and Restated Registration Rights Agreement, in the form mutually agreed between Golden Star and Gamehaus. Under the Amended and Restated Founder Registration Rights Agreement, the Founder Registration Rights Agreement will be amended to, among other things, add Pubco as a party and to reflect the issuance of Pubco Ordinary Shares pursuant to the Business Combination Agreement, and to reconcile with the provisions of the Sellers Registration Rights Agreement, including making the registration rights of the Sellers and the Initial Shareholders pari passu with respect to any underwriting cut-backs. The Founder Amended and Restated Registration Rights Agreement also provides that Pubco will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities. The rights granted under the Founder Amended and Restated Registration Rights Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to their Pubco securities or Golden Star securities.

APPRAISAL RIGHTS

The Golden Star board of directors considers that Golden Star shareholders (including the Initial Shareholders) and holders of other Golden Star securities do not have appraisal rights under the Cayman Companies Act in connection with the Business Combination. For additional information, see the question “Do I have appraisal rights if I object to the proposed Business Combination?” under the section of this proxy statement/prospectus entitled “Questions and Answers About the Proposals.”

TICKER SYMBOLS AND DIVIDENDS

Ticker Symbol and Market Price

Golden Star’s Public Units, Public Shares, and Public Rights are currently listed on the Nasdaq Global Market under the symbols “GODNU,” “GODN,” and “GODNR,” respectively. The closing price of the Public Units, Public Shares, and Public Rights on September 20, 2023, the last trading day before announcement of the execution of the Business Combination Agreement, was $11.26, $10.28, and $0.3907, respectively. As of April 30, 2024, the record date for the Meeting, the closing price for the Public Units, Public Shares, and Public Rights was $11.01, $10.68, and $0.3887, respectively.

There is currently no public market for the equity securities of Gamehaus or Pubco. Pubco is applying to list Pubco Class A Ordinary Shares on Nasdaq upon the Closing under the ticker symbols “GMHS.”

Holders of the Golden Star Units, Golden Star Ordinary Shares, and Golden Star Rights should obtain current market quotations for their securities. The market price of Golden Star’s securities could vary at any time before the Business Combination.

Holders

As of the date of this proxy statement/prospectus, there was one holder of record of Golden Star Units, two holders of record of Golden Star Ordinary Shares, and no holders of record of Golden Star Rights.

As of the date of this proxy statement/prospectus, there were [●] holders of record of Gamehaus Ordinary Shares and [●] holders of record of Gamehaus Preference Shares. As of the date of this proxy statement/prospectus, Pubco had one holder of record.

Dividends

Golden Star, Pubco, and Gamehaus have not paid any cash dividends on their equity securities to date and do not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends by Pubco in the future will be dependent upon the revenue and earnings, if any, capital requirements, and general financial condition subsequent to the completion of the Business Combination. Following the completion of the Business Combination, the Pubco Board will consider whether or not to institute a dividend policy. It is presently intended that Pubco will retain its earnings for use in business operations and, accordingly, it is not anticipated that the Pubco Board will declare dividends in the foreseeable future.

OTHER SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with Golden Star’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Golden Star Acquisition Corporation, 99 Hudson Street, 5th Floor, New York, New York 10013. Following the Business Combination, such communications should be sent in care of Pubco at 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New District, Shanghai, the PRC, and its telephone number is +86-021-68815668. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

ENFORCEABILITY OF CIVIL LIABILITIES

Pubco is incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Pubco is incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. The Cayman Islands, however, has a less comprehensive body of securities laws as compared to the United States and provides significantly less protection for investors than the United States. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

Substantially all of Pubco’s operations are conducted outside the United States, and substantially all of Pubco’s assets are outside the United States. In addition, four of Pubco’ seven directors and officers, namely Feng Xie, Yimin Cai, Ling Yan, and Xi Yan, will be residents of the PRC. All or a substantial portion of the assets of these directors and officers are located outside the United States. As a result, it may be difficult for shareholders to effect service of process within the United States upon these four directors and officers, or to enforce against them or Pubco judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Risk Factors—Risks Relating to Doing Business in the PRC—You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against Pubco or its management that reside outside the United States based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.”

Pubco has appointed Cogency Global Inc. as its agent to receive service of process with respect to any action brought against Pubco in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against Pubco in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Ogier, Pubco’s counsel with respect to the laws of the Cayman Islands, JunHe LLP, Pubco’s counsel with respect to PRC law, and Jun He Law Offices, Pubco’s counsel with respect to the laws of Hong Kong, have advised that there is uncertainty as to whether the courts of the Cayman Islands or the PRC or Hong Kong would (i) recognize or enforce judgments of courts of the United States against us based on certain civil liability provisions of U.S. securities laws or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Ogier has further advised that there is currently no statutory enforcement of judgments obtained in the United States. A judgment obtained in the United States, however, may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) is final; (iii) is not in respect of taxes, a fine or a penalty; (iv) is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands; (v) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; and (vi) was not obtained by fraud. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments, such as declaratory orders, orders for performance of contracts, and injunctions.

JunHe LLP has further advised that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments. JunHe LLP has further advised that under PRC law, PRC courts will not enforce a foreign judgment against Pubco or its officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

Jun He Law Offices has further advised that there are currently no treaties or other arrangements between Hong Kong and the United States that provide reciprocal enforcement of foreign judgments. However, Hong Kong’s common law permits an action to be brought upon a foreign judgment. A foreign judgment itself may form the basis for a cause of action as judgment may be regarded as creating a debt between the parties. In a common law action for the enforcement of a foreign judgment in Hong Kong, enforcement is subject to various conditions, including, but not limited to: (i) the foreign judgment is final, (ii) the foreign judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, (iii) the proceedings in which the judgment was obtained were not contrary to natural justice, and (iv) the enforcement of the judgment is not contrary to the public policy of Hong Kong. Such a judgment must be for a fixed sum and come from a competent court as determined by the private international law applied by the Hong Kong courts. The defenses available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

LEGAL MATTERS

The validity of the Pubco Class A Ordinary Shares and Pubco Class B Ordinary Shares to be issued in connection with the Business Combination will be passed upon by Ogier, Cayman Islands counsel to Pubco.

EXPERTS

The consolidated financial statements of Gamehaus Inc. as of and for the fiscal years ended June 30, 2023 and 2022 included in this registration statement have been audited by Audit Alliance LLP, an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.”

The financial statements of Golden Star Acquisition Corporation as of and for the fiscal years ended December 31, 2023 and 2022 appearing in this proxy statement/prospectus and registration statement have been audited by UHY, LLP, an independent registered public accounting firm, as stated in their report thereon and included in this proxy statement/prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Golden Star and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Golden Star’s annual report to shareholders and Golden Star’s proxy statement. Upon written or oral request, Golden Star will deliver a separate copy of the annual report to any shareholder and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may request that Golden Star deliver single copies of such documents in the future. Shareholders may notify Golden Star of their requests by calling or writing Golden Star at its principal executive offices at Golden Star Acquisition Corporation, 99 Hudson Street, 5th Floor, New York, New York 10013. Following the Business Combination, such requests should be made by calling or writing to Pubco at 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New District, Shanghai, the PRC, and its telephone number is +86-021-68815668.

SOLICITATION OF PROXIES

Golden Star will bear the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. To assist in the solicitation of proxies, Golden Star has retained Advantage Proxy, for a fee of $[●] plus reimbursement of out-of-pocket expenses for their services. Golden Star and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding ordinary shares of Golden Star beneficially owned by others to send this proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers, or employees of Golden Star. No additional compensation will be paid to Golden Star’s directors, officers, or employees for solicitation.

SHAREHOLDER PROPOSALS

If the Business Combination is consummated and Pubco holds a 2023 annual general meeting of shareholders, it will provide notice of or otherwise publicly disclose the date on which the 2023 annual meeting will be held. Following completion of the Business Combination, Pubco is expected to qualify as a “foreign private issuer” under the rules and regulations of the SEC. As a foreign private issuer, Pubco will be exempt from certain rules under the Exchange Act that would otherwise apply if Pubco were a company incorporated in the United States or did not meet the other conditions to qualify as a foreign private issuer, including the requirement to file proxy solicitation materials on Schedule 14A in connection with annual or special meetings of its security holders. For more information, see “Management of Pubco Following the Business Combination — Corporate Governance Practices.”

WHERE YOU CAN FIND MORE INFORMATION

Golden Star files, and Pubco will file upon the effectiveness of this proxy statement/prospectus, reports, proxy statements/prospectuses, and other information with the SEC as required by the Exchange Act, in the case of Pubco as applicable to foreign private issuers. You can read Golden Star’s and Pubco’s SEC filings, including this proxy statement/prospectus, on the Internet at the SEC’s website at http://www.sec.gov.

As a foreign private issuer, Pubco is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and its executive officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Pubco will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Golden Star files reports, proxy statements, and other information with the SEC as required by the Exchange Act. You may access information about Golden Star at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov. Golden Star currently does not have a website, but will also make available free of charge electronic copies of its filings upon request. Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to Golden Star has been supplied by Golden Star, and all such information relating to Pubco has been supplied by Pubco. Information provided by one entity does not constitute any representation, estimate, or projection of the other entity.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:

Golden Star Acquisition Corporation
99 Hudson Street, 5th Floor

New York, New York 10013
Attn: Linjun Guo
(646) 706-5365

You may also obtain these documents by requesting them in writing or by telephone from Golden Star’s proxy solicitor at:

Advantage Proxy, Inc.

P.O. Box 10904

Yakima, WA 98909

Toll Free Telephone: (877) 870-8565

Main Telephone: (206) 870-8565

Email: ksmith@advantageproxy.com

If you are a shareholder of Golden Star and would like to request documents, please do so by ______, 2024 to receive them before the Golden Star extraordinary general meeting. If you request any documents from Golden Star, Golden Star will mail them to you by first class mail, or another equally prompt means.

None of Golden Star, Gamehaus, or Pubco has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2023 AND JUNE 30, 2023	F-32
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022	F-33
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022	F-34
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022	F-35
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-36

GOLDEN STAR ACQUISITION CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Gamehaus Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gamehaus Inc. and its subsidiaries (the “Company”) as of June 30, 2023 and 2022, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the fiscal years ended June 30, 2023, and 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the fiscal years ended June 30, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023.

Singapore

November 13, 2023, except for Note 1 and Note 16 as to which the date is March 4, 2024.

GAMEHAUS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN U.S. DOLLARS)

	June 30, 2023	June 30, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,009,655	$11,868,377
Restricted cash	8,337	15,872
Accounts receivable	16,551,204	12,175,881
Advanced to suppliers	11,812,878	7,082,417
Due from related parties	-	6,994,062
Prepaid expenses and other current assets	2,731,765	2,625,632
TOTAL CURRENT ASSETS	47,113,839	40,762,241

NON-CURRENT ASSETS:
Plant and equipment, net	164,381	320,724
Intangible assets, net	5,767,473	3,325,995
Right-of-use assets, net	402,423	865,179
Deferred offering costs	270,896	-
Equity investments	2,001,219	2,191,398
TOTAL NON-CURRENT ASSETS	8,606,392	6,703,296
TOTAL ASSETS	$55,720,231	$47,465,537

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$25,936,807	$18,752,506
Contract liabilities	2,986,364	2,077,947
Accrued expenses and other current liabilities	806,463	2,273,074
Operating lease liabilities	387,118	422,537
Due to related parties	-	13,437
Taxes payable	30,594	65,335
TOTAL CURRENT LIABILITIES	30,147,346	23,604,836

NON-CURRENT LIABILITY:
Operating lease liabilities	12,174	439,252
TOTAL NON-CURRENT LIABILITY	12,174	439,252
TOTAL LIABILITIES	$30,159,520	$24,044,088

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 425,262,873 and 425,262,873 shares authorized,75,409,060 and 75,409,060 shares issued and outstanding as of June 30, 2023 and 2022, respectively.	7,541	7,541
Preferred shares, $0.0001 par value, 74,737,127 and 74,737,127 shares authorized, 74,737,127 and 74,737,127 shares issued and outstanding as of June 30, 2023 and 2022, respectively.	7,474	7,474
Additional paid-in capital	16,193,191	16,193,191
Retained earnings	11,333,048	7,543,235
Accumulated other comprehensive (loss) income	(1,665,966)	290,730
SHAREHOLDERS’ EQUITY	25,875,288	24,042,171
Non-controlling interests	(314,577)	(620,722)
TOTAL EQUITY	25,560,711	23,421,449
TOTAL LIABILITIES AND EQUITY	$55,720,231	$47,465,537

The accompanying notes are an integral part of these consolidated financial statements.

GAMEHAUS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(EXPRESSED IN U.S. DOLLARS)

	For the Fiscal Years ended June 30,
	2023	2022
REVENUE	$168,156,906	$140,894,786
OPERATING COST AND EXPENSES
Cost of revenue	(71,374,290)	(67,165,386)
Research and development expenses	(5,485,627)	(9,772,306)
Selling and marketing expenses	(85,331,774)	(56,209,006)
General and administrative expenses	(2,814,455)	(4,590,809)
INCOME FROM OPERATIONS	$3,150,760	$3,157,279

OTHER INCOME (EXPENSES):
Share of net loss from equity investees	(23,982)	(1,480,550)
Interest income	212,891	64,446
Other income, net	675,749	277,565
Total other income (expenses), net	864,658	(1,138,539)

INCOME BEFORE PROVISION FOR INCOME TAXES	4,015,418	2,018,740

INCOME TAXES BENEFITS (EXPENSES)	78,743	(554,825)
NET INCOME	4,094,161	1,463,915
Less: net income (loss) attributable to non-controlling interest	304,348	(587,082)
NET INCOME ATTRIBUTABLE TO SHAREHOLDERS	3,789,813	2,050,997

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(1,954,899)	(876,323)
TOTAL COMPREHENSIVE INCOME	$1,834,914	$1,174,674
Less: comprehensive income (loss) attributable to non-controlling interests	1,797	(3,296)
COMPREHENSIVE INCOME ATTRIBUTABLE TO SHAREHOLDERS	1,833,117	1,177,970

BASIC AND DILUTED EARNINGS PER SHARE:
Net income attributable to Gamehaus’ shareholders per share
Basic and diluted	$0.03	$0.01

Weighted average shares outstanding used in calculating basic and diluted income per share
Basic and diluted	150,146,187	150,146,187

The accompanying notes are an integral part of these consolidated financial statements.

GAMEHAUS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED JUNE 30 2023 AND 2022

(EXPRESSED IN U.S. DOLLARS)

	Ordinary shares		Preferred shares		Additional paid in	Retained	Accumulated Other Comprehensive	Non-controlling
	Shares	Amount	Shares	Amount	capital	Earnings	Income (Loss)	Interests	Total
Balance, June 30, 2021	75,409,060	$7,541	74,737,127	7,474	16,193,191	5,492,238	1,163,757	(30,344)	22,833,857
Net income	-	-	-	-	-	2,050,997	-	(587,082)	1,463,915
Foreign currency translation adjustment	-	-	-	-	-	-	(873,027)	(3,296)	(876,323)
Balance, June 30, 2022	75,409,060	$7,541	74,737,127	7,474	16,193,191	7,543,235	290,730	(620,722)	23,421,449
Net income	-	-	-	-	-	3,789,813	-	304,348	4,094,161
Foreign currency translation adjustment	-	-	-	-	-	-	(1,956,696)	1,797	(1,954,899)
Balance, June 30, 2023	75,409,060	$7,541	74,737,127	7,474	16,193,191	11,333,048	(1,665,966)	(314,577)	25,560,711

The accompanying notes are an integral part of these consolidated financial statements.

GAMEHAUS INC. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED JUNE 30, 2023 AND 2022

(EXPRESSED IN U.S. DOLLARS)

	For the Fiscal Years ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,094,161	$1,463,915
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	983,206	805,489
Loss from plant and equipment written off	1,738	-
Share of net loss from equity investees	23,982	1,480,550
Changes in operating assets and liabilities:
Accounts receivable	(5,531,296)	3,131,214
Advanced to suppliers	(5,496,426)	(6,210,750)
Prepaid expenses and other current assets	(319,561)	(2,004,922)
Operating lease right of use assets	413,737	(344,941)
Deferred offering costs	(282,494)	-
Accounts payable	8,983,742	(2,390,207)
Accrued expenses and other current liabilities	(1,348,564)	315,289
Contract liabilities	1,112,621	(233,861)
Operating lease liabilities	(413,737)	319,262
Taxes payable	(31,031)	15,826
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,190,078	(3,653,136)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of plant and equipment	(15,344)	(208,195)
Purchase of intangible assets	(3,642,683)	(1,586,275)
Proceeds from disposal of equity investments	2,206,111	1,316,733
Purchase of equity investments	-	(1,781,462)
NET CASH USED IN INVESTING ACTIVITIES	(1,451,916)	(2,259,199)

CASH FLOWS FROM FINANCING ACTIVITIES:
Reinjection from investor for recapitalization	3,210,622	-
Proceeds of related parties	1,320,336	13,942
Return of investment for recapitalization	-	(3,613,333)
Repayment to related parties	(12,943)	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,518,015	(3,599,391)

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(1,122,434)	(442,701)
NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	4,133,743	(9,954,427)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH — beginning of year	11,884,249	21,838,676
CASH, CASH EQUIVALENTS AND RESTRICTED CASH — end of year	$16,017,992	$11,884,249

Reconciliation of cash to the consolidated balance sheets:
Cash and cash equivalents	16,009,655	11,868,377
Restricted cash	8,337	15,872
Total cash, cash equivalents and restricted cash	16,017,992	11,884,249

Supplemental disclosures of cash flow information:
Income tax paid	-	479,443

Supplemental disclosures of non-cash activities:
Lease liabilities arising from obtaining right-of-use assets	469,066	541,040
Non-cash transaction for Long-term investments and Due from related parties offset	-	2,376,382

The accompanying notes are an integral part of these consolidated financial statements.

GAMEHAUS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Nature of operations

Gamehaus Inc. (“Gamehaus” or the “Company”), through its subsidiaries, (collectively, the “Group”) publishes and operates mobile social gaming applications (“games” or “game”) and leverages marketing relationships with various partners to provide players a unique social gaming experience. The Company’s games are free-to-play and available via the Apple App Store, Google Play Store, and Amazon Appstore (collectively, “platforms” or “platform operators”). The Company generates revenue through the in-game sale of virtual currency and through advertising.

Gamehaus is an exempted company incorporated under the laws of the Cayman Islands on December 2, 2020 as a holding company. The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated variable interest entity (the “consolidated VIE”), and the subsidiaries of consolidated VIE. The Company no longer has the consolidated VIE as of the date of this report, as the VIE Agreements (as defined below) were terminated on September 1, 2023.

As of June 30, 2023, the Company’s subsidiaries and the consolidated VIE and its subsidiaries were as follows:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Subsidiaries
Joypub Holding Limited (“Joypub”)	December 9, 2020	BVI	100%
Gamehaus PTE LTD (“Gamehaus SG”)	May 25, 2022	Singapore	100%
Gamehaus Limited (“Gamehaus HK”)	January 7, 2021	Hong Kong Special Administrative Region of the PRC (“Hong Kong”)	100%
Gamepromo Co., Limited (“Gamepromo”)	May 17, 2021	Hong Kong	100%
Shanghai Haoyu Technology Co., Ltd. (“Haoyu SH”)	September 30, 2022	PRC	100%
Chongqing Haohan Network Technology Co., Ltd. (“Haohan CQ” or “WFOE”)	March 4, 2021	PRC	100%
Beijing Haoyou Network Technology Co., Ltd. (“Haoyou BJ”)	April 8, 2021	PRC	100%
Chongqing Fanfengjian Network Technology Co., Ltd. (“Fanfengjian CQ”)	April 16, 2021	PRC	70%
Shanghai Fanfengjian Network Technology Co., Ltd. (“Fanfengjian SH”)	November 19, 2021	PRC	70%
Consolidated VIE
Shanghai Kuangre Network Technology Co., Ltd. (“Kuangre SH”)*	August 25, 2016	PRC	100%
Subsidiaries of the Consolidated VIE
Dataverse Co., Limited (“Dataverse”)	September 9, 2016	Hong Kong	100%
Avid.ly Co., Limited (“Avid.ly”)	June 21, 2017	Hong Kong	100%

*	As of the date of this report, Kuangre SH is no longer the VIE and the Company indirectly holds 100% of the equity interests in Kuangre SH through Gamehaus HK.

Reorganization

Kuangre SH was incorporated under the laws of the People’s Republic of China (“PRC”) on August 25, 2016. Dataverse was incorporated on September 9, 2016, and Avid.ly was incorporated on June 21, 2017 under the laws of Hong Kong. Kuangre SH and its subsidiaries, Dataverse and Avid.ly, operate game publishing.

In anticipation of the public listing of its equity securities, the Company incorporated Joypub under the laws of the British Virgin Islands on December 9, 2020, incorporated Gamehaus HK under the laws of Hong Kong on January 7, 2021. Haohan CQ was incorporated under the laws of the PRC on March 4, 2021.

On December 1, 2021, Gamehaus HK, Haohan CQ, and legal shareholders of Kuangre SH entered into a series of contractual agreements (the “VIE Agreements”), including an exclusive services agreement (the “Exclusive Services Agreement”), an exclusive call option agreement (the “Exclusive Call Option Agreement”), (iii) a power of attorney agreements (the “Power of Attorney Agreement”), and (iv) certain equity interest pledge agreements (the “Equity Interest Pledge Agreements”), which enabled Gamehaus HK to own 35.8895% of Kuangre SH directly in equity interest and 64.1105% through a VIE structure.

The shareholders of Kuangre SH passed resolutions on June 30, 2023, approving the termination of the VIE Agreements, the temporary ownership of 23.2284% of the equity interests in Kuangre SH by Mr. Feng Xie and other minority shareholders, the transfer of such 23.2284% equity interests by Mr. Feng Xie and other minority shareholders to Gamehaus HK without consideration, and the waiver of all the rights to profits or losses accumulated during the temporarily holding period subsequent to the termination of the VIE Agreements. On September 1, 2023, the Company terminated the VIE Agreements and indirectly held 76.7716% of the equity interests in Kuangre SH, with the remaining 23.2284% temporarily held by Mr. Feng Xie and other minority shareholder.

In accordance with the shareholders’ resolutions, Gamehaus HK entered into share transfer agreements with Mr. Feng Xie and other minority shareholders in February 2024 to transfer 23.2284% of the equity interests in Kuangre SH back to Gamehaus HK. Upon completion of the termination process, the Company held 100% of the equity interests in Kuangre SH for no further consideration. The Company indirectly held 100% of the equity interests in Kuangre SH before and after the termination of the VIE Agreements. In accordance with ASC 805-50-45-5, the termination process of the VIE Agreements involved the restructuring of the legal structure of the business but did not change the reporting entities under common control according to ASC 805-50-15-6 and did not result in any substantive changes in the economic substance of the controlling financial interest of ownership and the business. As a result, the process is considered a non-substantive exchange. Accordingly, the Company accounted for the termination of the VIE Agreements retroactively as if it occurred on September 1, 2023, in accordance with ASC 805-50-45-4.

After the completion of the reorganization, since the Company and its subsidiaries (including Kuangre and its subsidiaries) resulting from the reorganization are effectively controlled by the same controlling shareholder, Mr. Feng Xie, they are considered under common control. During the years presented in these consolidated financial statements, the control of the entities did not change. Accordingly, the reorganization has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time. In accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the fiscal years ended June 30, 2023 and 2022, the results of these subsidiaries are included in the consolidated financial statements for both periods. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Variable Interest Entities

1) VIE Agreements

From December 2021 to August 2023, the Company held 35.8895% of the equity interests in Kuangre SH, and controlled the remaining 64.1105% of the equity interests in Kuangre SH through the VIE Agreements.

On December 1, 2021, Haohan CQ entered into the Exclusive Services Agreement with Kuangre SH, which entitled the Company to receive a majority of Kuangre SH’s residual returns and make it obligatory for the Company to absorb a majority of the risk of losses associated with the activities of Kuangre SH and its subsidiaries. In addition, Haohan CQ entered into certain agreements with the equity holders of Kuangre SH, including (i) the Exclusive Call Option Agreement to acquire the equity interests in Kuangre SH and its subsidiaries when permitted by applicable PRC laws, rules, and regulations, (ii) the Equity Interest Pledge Agreements that each shareholder of Kuangre SH agreed to pledge his equity interests in Kuangre SH to Haohan CQ to secure the performance of the Kuangre SH and its shareholders’ obligations under the Exclusive Services Agreements, Exclusive Call Option Agreement, and Power of Attorney Agreement, and (iii) the Power of Attorney agreement that irrevocably authorized individuals designated by Haohan CQ to exercise the equity owner’s rights over Kuangre SH. Based on the foregoing VIE Agreements, the Company through its subsidiary Haohan CQ had the power to direct the activities of Kuangre SH and became the primary and sole beneficiary of Kuangre SH for accounting purposes through such VIE Agreements. As a result of the VIE Agreements, under generally accepted accounting principles in the United States, or “U.S. GAAP,” the assets and liabilities of Kuangre SH were treated as the Company’s assets and liabilities, and the results of operations of Kuangre SH and its subsidiaries were treated in all aspects as if they were the results of the Company’s operations.

Details of the VIE Agreements are set forth below:

Exclusive Services Agreement

Under the Exclusive Services Agreement dated December 1, 2021, Haohan CQ had the exclusive right to provide management and consulting and other services to Kuangre SH for a consulting service fee from Kuangre SH. Kuangre SH agreed to pay Haohan CQ for the consulting services in the amount equivalent to 64.1105% Kuangre SH’s net profits after tax. The agreement became effective as of the date of agreement with a term of 10 years from the date of this agreement, provided that such duration may be extended or shortened as further agreed between these parties.

Exclusive Call Option Agreement

Under the Exclusive Call Option Agreement dated December 1, 2021, Kuangre SH and its shareholders irrevocably granted Haohan CQ an exclusive option to purchase or authorize their designated persons to purchase all or part of each shareholder’s equity interests in Kuangre SH, with the purchase price equal to the minimum price required by relevant PRC laws. Without prior written consent of Haohan CQ, Kuangre SH agreed to not, among other things, amend its articles of association, sell or otherwise dispose of its assets or beneficial interests, enter into transactions that may adversely affect its assets, liabilities, business operations, equity interests, and other legal interests, or merge with any other entities or make any investments, or distribute dividends. Haohan CQ had the right to transfer the rights and obligations pursuant to the Exclusive Call Option Agreement to any third party, which does not require any prior consent of Kuangre SH and their shareholders. The agreement became effective as of the date of agreement with a term of 10 years from the date of the agreement until Haohan CQ exercises the call option or terminates the agreement with 30 days advance notice.

Power of Attorney Agreement

Under the Power of Attorney Agreement dated December 1, 2021, each shareholder of Kuangre SH irrevocably authorized Haohan CQ to exercise rights and powers as the shareholders of Kuangre SH, including but not limited to, convening and attending shareholders’ meetings, voting on all matters of Kuangre SH requiring shareholder approval, and appointing directors and senior management members. The Power of Attorney Agreement remained in force until the entrusting party ceased to be a shareholder of Kuangre SH.

Equity Interest Pledge Agreements

Pursuant to the Equity Interest Pledge Agreements dated December 1, 2021, each shareholder of the consolidated VIE agreed to pledge his equity interests in the consolidated VIE to Haohan CQ to secure the performance of the consolidated VIE’s obligations under the Exclusive Services Agreement and any such agreements to be entered into in the future. Each shareholder of the consolidated VIE agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in the consolidated VIE without the prior written consent of Haohan CQ. The Equity Interest Pledge Agreements became effective on the date upon execution by the parties.

2) Termination of the VIE Agreements

The shareholders of Kuangre SH passed resolutions on June 30, 2023, approving the termination of the VIE Agreements, the temporary ownership of 23.2284% of the equity interests in Kuangre SH by Mr. Feng Xie and other minority shareholders, the transfer of such 23.2284% equity interests by Mr. Feng Xie and other minority shareholders to Gamehaus HK without consideration, and the waiver of all the rights to profits or losses accumulated during the temporarily holding period subsequent to the termination of the VIE Agreements.

Haohan CQ and Kuangre SH entered into a termination agreement of the Exclusive Services Agreement on June 30, 2023, which provided that the Exclusive Services Agreement would be terminated on September 1, 2023. Each shareholder (except Gamehaus HK) of Kuangre SH, Haohan CQ, and Kuangre SH entered into a termination agreement of the Equity Interest Pledge Agreements on June 30, 2023, which provided that the Equity Interest Pledge Agreements would be terminated on September 1, 2023. Each Shareholder (except Gamehaus HK) of Kuangre SH, Haohan CQ, and Kuangre SH entered into a termination agreement of the Exclusive Call Option Agreement on June 30, 2023, which provided that the Exclusive Call Option Agreement would be terminated on September 1, 2023. The nominee shareholders of Kuangre SH signed a written confirmation revoking the Power of Attorney Agreement on June 30, 2023, which provided the Power of Attorney Agreement would be terminated on September 1, 2023. As a result, the VIE Agreements were terminated on September 1, 2023.

In accordance with the shareholders’ resolutions, Gamehaus HK entered into share transfer agreements with Mr. Feng Xie and other minority shareholders in February 2024 to transfer 23.2284% of the equity interests in Kuangre SH back to Gamehaus HK. Upon completion of the termination process, the Company held 100% of the equity interests in Kuangre SH for no further consideration. The Company indirectly held 100% of the equity interests in Kuangre SH before and after the termination of the VIE Agreements. In accordance with ASC 805-50-45-5, the termination process of the VIE Agreements involved the restructuring of the legal structure of the business but did not change the reporting entities under common control according to ASC 805-50-15-6 and did not result in any substantive changes in the economic substance of the controlling financial interest of ownership and the business. As a result, the process is considered a non-substantive exchange. Accordingly, the Company accounted for the termination of the VIE Agreements retroactively as if it occurred on September 1, 2023, in accordance with ASC 805-50-45-4.

3) Risks in relation to the VIE structure

In the opinion of the Company’s management, before termination, the VIE Agreements were in compliance with the then effective PRC laws and were legally binding and enforceable. To the knowledge of the Company, there was no legal or governmental proceeding, inquiry, or investigation pending against the Company, the subsidiaries, the consolidated VIE, the subsidiaries of consolidated VIE or the shareholders of Kuangre SH in any jurisdiction challenging the validity of any of the VIE Agreements before their termination, and, to the knowledge of the Company, no such proceeding, inquiry, or investigation was threatened in any jurisdiction.

Refer to Note 2 for the consolidated financial information of the consolidated VIE as of June 30, 2023 and 2022.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

Principle of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIE, and the subsidiaries of the consolidated VIE for which the Company or its subsidiary is the primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company or its subsidiaries, through contractual arrangements, have the power to direct the activities that most significantly impact the entity’s economic performance, bear the risks of, and enjoy the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the consolidated VIE, and the subsidiaries of the consolidated VIE have been eliminated upon consolidation. For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as non-controlling interests.

The following tables set forth the assets, liabilities, results of operations, and changes in cash and cash equivalents of the consolidated VIE and its subsidiaries taken as a whole, which were included in the Company’s consolidated financial statements for continuing operations with intercompany balances and transactions eliminated between the consolidated VIE and its subsidiaries:

	As of June 30, 2023	As of June 30, 2022
Total current assets	$47,427,874	$38,175,734
Total assets	$55,420,349	$42,551,865
Total current liabilities	$48,814,652	$24,723,868
Total liabilities	$48,827,831	$25,163,120

	For the fiscal year ended June 30, 2023	For the seven months from December 1, 2021 to June 30, 2022
Revenue from in-app purchases	$130,881,024	$105,894,728
Revenue from advertisement	10,044,169	7,666,971
Total revenue	$140,925,193	$113,561,699
Net income	$501,521	$812,420

	For the fiscal year ended June 30, 2023	For the seven months from December 1, 2021 to June 30, 2022
Net cash provided by (used in) operating activities	$24,630,245	$(1,725,588)
Net cash used in investing activities	$(3,522,229)	$(1,152,066)
Net cash provided by financing activities	$1,320,336	$-

As of June 30, 2023, there were no consolidated assets of the consolidated VIE that were collateral for the consolidated VIE’s obligations and can only be used to settle the consolidated VIE’s obligations. There were no creditors (or beneficial interest holders) of the consolidated VIE that had recourse to the general credit of the Company in the normal course of business. The Company neither provided nor intended to provide additional financial or other support not previously contractually required to the consolidated VIE and its subsidiaries. Relevant PRC laws and regulations restrict the consolidated VIE from transferring a portion of its net assets, equivalent to the balance of its paid-in capital, capital reserve, and statutory reserves, to the Company in the form of loans, advances, or cash dividends.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity that is not attributable, directly, or indirectly, to the Company. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets and statements of operations and other comprehensive income (loss) are attributed to controlling and non-controlling interests. Non-controlling interests primarily relate to the 30% equity interest in Fanfengjian CQ and Fanfengjian SH as of June 30, 2023 and 2022.

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include: the allowance for doubtful accounts, the valuation of inventory, realizability of deferred tax assets, estimated useful lives of fixed assets, intangible assets and right-of-use assets and fair values in connection with the impairment of plant and equipment, the valuation of intangible assets and goodwill, accruals for income tax uncertainties, and the determination of fair values related to business acquisitions and investments.

Revenue recognition

The Company’s revenue is primarily generated from the sale of virtual currency associated with online games and advertisements within the Company’s games.

The Company recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenue from contracts with customers is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To achieve the core principle of this standard, the Company applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Revenue from In-app Purchases

The Company primarily derives revenue from the sale of virtual currency associated with online games. The Company distributes its games to game players/users through various web and mobile platforms such as Apple App Store, Google Play, and other mobile platforms. Through these platforms, users can download the Company’s free-to-play games and can purchase virtual currency.

The initial download of the games does not create a contract under ASC 606; however, the separate election by the player to make an in-app purchase satisfies the ASC 606 requirement for creating a contract. Players can pay for their virtual item purchases through various widely accepted payment methods mode offered in the games. Payments from players for virtual currency are required at the time of purchase, which are non-refundable and relate to non-cancellable contracts that specify the Company’s obligations and cannot be redeemed for cash or exchanged for anything other than virtual currency within the Company’s games. The purchase price is a fixed amount that reflects the consideration that the Company expects to be entitled to receive in exchange for the use of virtual currency by its customers. The platform providers collect proceeds from the game players and remit the proceeds to the Company after deducting their respective platform fees.

The Company is primarily responsible for providing the virtual currency, has control over the content and functionality of games, and has the discretion to establish the virtual currency’ prices. Therefore, the Company is the principal and, accordingly, revenue is recorded on a gross basis. Payment processing fees paid to platform providers are recorded within cost of revenue. The Company’s performance obligation is to ensure the availability and functionality of the gameplay environment, transfer the virtual currencies to customers, host the gameplay to gameplayers upon the consumption of the virtual currencies.

Substantially all of the Company’s games sell only consumable virtual currency instead of durable virtual currency. Consumable virtual currencies represent items that can be consumed by a specific player action without any timeframe restriction and do not provide the player with any continuing additional or enhanced benefit following consumption. Proceeds from these sales of virtual currencies are initially recorded in contract liabilities. Proceeds from the sales of virtual currencies are recognized as revenue when a player consume the virtual currency in the game at that point of time. When virtual currency is consumed within the games, the player could “win” and would be awarded additional virtual currency. As the player does not receive any additional benefit from our games, nor is the player entitled to any additional rights once the player’s virtual currency is substantially consumed, the Company has concluded that the virtual currency represents consumable goods. For the sale of consumable virtual currency, the Company considers the control transferred, performance obligation is satisfied and recognizes revenue at the point upon consumption of virtual currencies for gameplay.

Since the Company is unable to distinguish between the consumption of purchased or free virtual currency, the Company must estimate the amount of outstanding purchased virtual currency at each reporting date based on player behavior. This review, performed on a game-by-game basis, includes an analysis of game players’ historical play behavior, purchase behavior, and the amount of virtual currency outstanding. Based upon this analysis, the Company has estimated the rate at which virtual currency is consumed during gameplay. Accordingly, revenue is recognized using a user-based revenue model using these estimated consumption rates. The Company monitors its analysis of customer play behavior on a historical basis.

Deferred revenue, which represents a contract liability, represents mostly unrecognized fees collected for virtual currency that are not consumed at the balance sheets date, or for players that are still active in the games.

Sales and other taxes collected from customers on behalf of governmental authorities are accounted for on a net basis and are not included in revenue or operating expenses.

Revenue from advertisements

The Company also has relationships with certain advertising service providers for advertisements within its games and revenue from these advertising providers is generated through impressions, click-throughs, and banner ads. The Company has determined that displaying the advertisements within the mobile games is identified as a single performance obligation. The transaction price in advertising arrangements is established by the Company’s advertising service providers and is generally the product of the number of advertising units delivered (such as impressions and offers completed) and the contractually agreed-upon price per unit. Revenue from advertisements is recognized at a point-in-time when the advertisements are displayed in the game or the offer has been completed by the user as the customer simultaneously receives and consumes the benefits provided from these services. The Company has determined that it is generally acting as an agent in its advertising arrangements, because the advertising service providers (i) maintain the relationship with the customers, (ii) control the pricing of the advertising such that the Company does not know the total price paid by the customer to the service providers, and (iii) control the advertising product through the time the advertisements are displayed in the Company’s games. Therefore, the Company recognizes revenue related to these arrangements on a net basis.

Disaggregation of Revenue

Substantially all of the Company’s games sell only consumable virtual currency and the Company recognized the revenue from sale of in-app purchase at the point of virtual currency consumed upon the game player’s action. The revenue from advertisements was recognized at the point the advertising unit delivered.

Contract Liabilities and Other Disclosures

The Company receives customer payments based on the payment terms established in the Company’s contracts. Payment for the purchase of virtual currency, such as coins, chips, and cards, is made at purchase, and such payments are non-refundable in accordance with the Company’s standard terms of service. Such payments are initially recorded as a contract liability, and revenue is subsequently recognized as the Company satisfies its performance obligations.

The following table summarizes the Company’s opening and closing balances in contract liabilities and accounts receivable:

	Accounts Receivable	Contract Liabilities
Balance as of June 30, 2022	12,175,881	2,077,947
Balance as of June 30, 2023	16,551,204	2,986,364

Substantially all of the Company’s unsatisfied performance obligations relate to contracts with an original expected length of one year or less.

Cost of Revenue

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate in-app purchase revenue. Such costs are recorded as incurred, and primarily consist of fees withheld by the Company’s platform providers from the player proceeds received by the platform providers on the Company’s behalf, amortization of licensing and royalty fees, profit sharing arrangement paid to the game developers, customized design fees, and third-party service fees paid that are directly related to game publishing.

Advertising Costs

The cost of advertising is expensed as incurred, and totaled $82.6 million and $52.8 million for the fiscal years ended June 30, 2023 and 2022, respectively. Advertising costs primarily consist of marketing and player acquisition and retention costs and are included in sales and marketing expenses.

Software Development Costs

The Company adopted ASC 985-20-25 on July 1, 2021. The Company reviews internal use software development costs associated with infrastructure and new games or significant updates to existing games to determine if the costs qualify for capitalizing. The development costs incurred during the application development stage are capitalized. Capitalization of such costs begins when the preliminary project stage is completed and ceases at the point in which the project is substantially complete and is ready for its intended purpose. The capitalization of development costs is recognized if, and only if, all of the following conditions are met: (i) technical feasibility to complete the games or internal use software so they will be available for use or sale; (ii) the intention to complete the games or internal use software and use them or sell them; (iii) ability to use or sell the games or internal use software, (iv) how the games or internal use software will generate probable future economic benefits; (v) the availability of proper technical, financial, and other resources to complete the development of the games or internal use software and to use them or sell them, and (vi) the ability to measure reliably the expenditure attributable to the games or internal use software during the development. With respect to new games or updates to existing games, the preliminary project stage remains ongoing until just prior to worldwide launch. The development costs of new games or updates to existing games are expensed as incurred to research and development in the consolidated statements of comprehensive income.

Capitalized development costs were approximately $2.8 million and nil during the fiscal years ended June 30, 2023 and 2022, respectively. The Company reviewed the development costs associated with new games, concluding that no game had completed the preliminary project stage as of June 30, 2022. Consequently, no development costs were capitalized during the fiscal year ended June 30, 2022. Since the Company’s new games remained in the preliminary project stage, the research and development expenses of approximately $1.2 million were expensed and recorded by the Company under the consolidated statements of operations and comprehensive income during the fiscal year ended June 30, 2022. The Company reviewed the development costs associated with the new games and determined that the preliminary project stage had been completed during the fiscal year ended June 30, 2023. Consequently, development costs of approximately $2.8 million were capitalized during the fiscal year ended June 30, 2023. The estimated useful life of costs capitalized is generally five to seven years. During the fiscal years ended June 30, 2023 and 2022, the amortization of capitalized software costs totaled nil since the games associated with capitalized software development costs were in the development phase and had not progressed to the stage where development costs could be amortized for accounting purposes.

Government Grants

Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to them and the grants will be received. Government grants for the purpose of giving immediate financial support to the Company with no future related costs or obligation are recognized in “other income” in the Company’s consolidated statements of comprehensive income when such grants are received.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash in banks, as well as highly liquid investments, which have original maturities of three months or less. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Restricted Cash

The Company had restricted cash of $8,337 and $15,872 as of June 30, 2023 and 2022, respectively, which were primarily security deposits in third-party platforms, such as Alipay and PayPal. In November 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows.

Credit Losses

In 2016, the FASB issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses. The guidance is applicable to accounts receivable and the Company adopted ASC Topic 326 on July 1, 2021. Accounts receivable are recorded at the original amounts less an allowance for any potential uncollectible amounts. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the account receivable balances, credit-worthiness of the customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers. The Company also provides specific allowances when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for accounts receivable are recorded as general and administrative expenses on the consolidated statements of operations and comprehensive income (loss). The initial impact of applying ASC Topic 326 on the consolidated financial statements did not have a material impact on the Company’s financial position, results of operations, and cash flows.

Fair Value of Financial Instruments

The Company follows the provisions of FASB ASC Section 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 — Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 — Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheet for cash and cash equivalents, restricted cash, accounts receivable, prepayments and advances to suppliers, accounts payable, deferred revenue and accrued expenses, and other current liabilities approximate their fair value based on the short-term maturity of these instruments. The Company believes that the carrying amount of the short-term loans approximate fair value based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rate.

Transfers into or out of the fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities become unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Company did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the fiscal years ended June 30, 2023 and 2022.

Accounts receivable

Accounts receivable are stated at the historical carrying amount net of an allowance for uncollectible accounts. An allowance for uncollectable accounts is established based on management’s assessment of the recoverability of accounts and other receivables. Judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. An allowance is provided for accounts when management has determined that the likelihood of collection is doubtful. The Company writes off accounts and accounts receivable against the allowance when a balance is determined to be uncollectible.

Advances to suppliers

The Company advances funds to certain game developers and certain suppliers for purchases of service. These advances are interest free, unsecured, and short term in nature and are reviewed periodically to determine whether their carrying value has become impaired. For the fiscal years ended June 30, 2023 and 2022, the Company did not record any allowance on advanced to suppliers.

Equity Investments

FASB ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings unless they qualify for a measurement alternative.

Equity investments without readily determinable fair values

The Company elected to record its equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts are required to be made to identify price changes that are known or that can reasonably be known.

Equity investments with readily determinable fair values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Equity investments accounted for using the equity method

The Company accounts for its equity investments over which it has significant influence (usually 20% to 49.9%) but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and the determination of whether any identified impairment is other-than-temporary.

The Company’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Company does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative (the “Measurement Alternative”) in accordance with ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in others, net in the consolidated statements of operations and comprehensive income/(loss). The Company makes an assessment of whether an investment is impaired based on the performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as its financial and business performance. The Company recognizes an impairment loss equal to the difference between the carrying value and fair value in others, net in the consolidated statements of operations and comprehensive income if there is any. When the investments become qualified for use of the equity method, the Company remeasures the previously held interest in the investments at fair value, if any observable price changes in orderly transactions identified for an identical or a similar investment, immediately before it applies the equity method, in accordance with ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323).

Plant and equipment, net

Plant and equipment are recorded at cost. Depreciation is provided in amounts sufficient to recognize the cost of the related assets over their useful lives using the straight-line method, as follows:

Category	Estimated useful lives	Residual value
Electronic equipment	3 years	5%

The Company charges maintenance, repairs, and minor renewals directly to expense as incurred; major additions and betterments are capitalized.

Intangible assets, net

Intangible assets acquired are recorded at cost less accumulated amortization. Amortization is provided in amounts sufficient to recognize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Developed games	5-10 years
Royalties	5-8 years
Copyright	8-10 years

The estimated useful lives of amortizable intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as significant adverse changes to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the remaining useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the fiscal years ended June 30, 2023 and 2022.

Deferred offering costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A – “Expenses of Offering.” Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to shareholders’ equity upon the completion of the Public Offering. Should the Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of June 30, 2023 and 2022, the Company capitalized $270,896 and nil of deferred offering costs, respectively.

Accounts payable

Accounts payable are primarily payables to game developers for the profit sharing, specialized development expenses, and promotional service to channels.

Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other parties or exercise significant influence over the other parties in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, stockholder, or a related corporation.

Leases

The Company adopted FASB ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) on July 1, 2021 by using the modified retrospective method and did not restate the prior periods. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company also elected the practical expedient not to separate lease and non-lease components of contracts. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes a “right of use” asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at the commencement date. For finance leases, assets are included in plant and equipment on the consolidated balance sheets. As most of the Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized loan basis with similar terms and payments, and in the economic environment where the leased asset is located. The Company’s leases often include options to extend and lease terms include such extended terms when the Company is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Company is reasonably certain not to exercise those options. Lease expenses are recorded on a straight-line basis over the lease term.

Income taxes

The Company accounts for income tax under FASB ASC Section 740 which utilizes the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Deferred tax assets are also provided for carryforward losses which can be used to offset future taxable income. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Company provided negative $317,203 and $587,615 of valuation allowance on the net deferred tax assets as of June 30, 2023 and 2022, respectively.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest related to underpayment of income taxes for uncertain tax positions are classified as income tax expenses in the period incurred. No penalties or interest relating to uncertain tax positions were incurred during the fiscal years ended June 30, 2023 and 2022. As of June 30, 2023, the tax years ended December 31, 2020 through December 31, 2022 for the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities.

Under the Provisional Regulations of the PRC Concerning Income Tax on Enterprises promulgated by the PRC, income tax is payable by enterprises at a rate of 25% of their taxable income determined under PRC accounting rules. The Company believes that it has provided the best estimates of its accrued tax liabilities because those accruals are based on the prevailing tax rates stipulated under the laws.

Under the provisions of profits tax enacted in Hong Kong, profits tax is payable by enterprises at a rate of half the current rate (i.e., 8.25%) for the first HK$2 million of profits earned while the remaining profits will continue to be taxed at the existing 16.5% if revenue is generated in Hong Kong.

Under the provisions of profits tax enacted in Singapore, tax on the taxable income as reported in its statutory financial statements is adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Value added tax (“VAT”)

The Company’s PRC subsidiaries are subject to VAT, but the Company’s PRC subsidiaries primarily only provide services to overseas entities, which is exempt from VAT. Revenue represents the invoiced value of goods and services, net of VAT. VAT is based on the gross sales price and VAT rates range from 6% to 13%, depending on the type of goods or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in China remain subject to examination by the tax authorities for five years from the date of filing. Under the provisions of tax enacted in Hong Kong, no VAT is levied.

Foreign currency translation

The Company has operations in mainland China, Hong Kong, Singapore and other jurisdictions generally use their respective local currencies as their functional currencies. The Company’s financial statements have been translated into the reporting currency of the U.S. dollar. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at the historical exchange rates when the transaction occurred. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported in other comprehensive income (loss). Gains and losses resulting from other foreign currency transactions are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2023	June 30, 2022
Balance sheet items, except for equity accounts	$1=RMB7.2513	$1=RMB6.6981
Items in the statements of income and cash flows	$1=RMB6.9536	$1=RMB6.4554
Balance sheet items, except for equity accounts	$1=HK$7.8363	$1=HK$7.8472
Items in the statements of income and cash flows	$1=HK$7.8373	$1=HK$7.8049

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments resulting from the Company not using the U.S. dollar as its functional currency.

Credit risk and concentrations of customers and suppliers

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of June 30, 2023 and 2022, $15,857,427 and $11,884,249 of the Company’s cash and cash equivalents and restricted cash, respectively, were on deposit at financial institutions in the PRC and Hong Kong, which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits for each account in each bank in RMB and in foreign currency placed with them for up RMB500,000 ($72,000). Such Deposit Insurance Regulations would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the coverage limit. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Company believes that the Chinese banks that hold the Company’s cash and cash equivalents, restricted cash, and short-term investments are financially sound based on publicly available information. In Hong Kong, the Deposit Protection Scheme (the “DPS”) is established under the Deposit Protection Scheme Ordinance. In case a member bank of DPS (a Scheme member) fails, the DPS will pay compensation up to a maximum of HK$500,000 (approximately $64,000) to each depositor of the failed Scheme member. Balances in excess of the insured amounts as of June 30, 2023 were approximately $7.1 million.

Accounts receivable are typically unsecured and derived from revenue earned from customers, and are thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Apple and Google are significant distribution, marketing, promotion, and payment platforms for the Company’s games. A significant portion of the Company’s revenue has been generated from players who access the Company’s games through these platforms. Therefore, the Company’s accounts receivable are derived mainly from sales through these two platforms. As of June 30, 2023, Apple and Google accounted for approximately 66% and 20% of the Company’s total account receivable balance. As of June 30, 2022, Apple and Google accounted for approximately 62% and 19%, of the Company’s total account receivable balance.

Accounts receivable are recorded at their transaction amounts and do not bear interest. The Company bases its allowance for doubtful accounts on management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable based on historical collection experience and current and expected future economic and market conditions.

As of June 30, 2023, three suppliers accounted for 18.5%, 14.8% and 12.5% of the Company’s total accounts payable balance. As of June 30, 2022, two suppliers accounted for 12.7% and 10.6% of the Company’s total accounts payable balance.

Earnings per share

Basic earnings per share are computed by dividing net income attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered outstanding shares and included in the computation of basic earnings per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

The Company’s convertible preferred shares are participating securities, as they have contractual non-forfeitable right to participate in distributions of earnings. The convertible preferred shares have no contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to ordinary shares and convertible preferred shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when the inclusion of such share would be anti-dilutive.

Recent accounting pronouncements

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,” which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Company for the year ending March 31, 2024 and interim reporting periods during the year ending March 31, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance to have a material impact on the financial position, results of operations, and cash flows.

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the troubled debt restructurings (TDRs) accounting model for creditors that have already adopted Topic 326, which is commonly referred to as the current expected credit loss (CECL) model. For entities that have adopted Topic 326, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The FASB’s decision to eliminate the TDR accounting model is in response to feedback that the allowance under CECL already incorporates credit losses from loans modified as TDRs and, consequently, the related accounting and disclosures – which preparers often find onerous to apply – no longer provide the same level of benefit to users. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In June 2022, the FASB issued ASU No. 2022-03, Fair Value Measurement (Topic 820) – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which stipulates that a contractual restriction on the sale of an equity security should not be considered part of the equity security’s unit of account and, therefore, should not be considered in measuring its fair value. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Note 3 — ACCOUNTS RECEIVABLE

As of June 30, 2023 and 2022, the balance of accounts receivable amounted to $16,551,204 and $12,175,881, respectively. For the fiscal years ended June 30, 2023 and 2022, the Company assessed the collectability of accounts receivable and did not provide any allowance for doubtful accounts since the platform operators paid in the short term. As of September 30, 2023, the Company had collected approximately $16.4 million of accounts receivable as of June 30, 2023 and all the balance of accounts receivable as of June 30, 2022, respectively.

Note 4 — ADVANCED TO SUPPLIERS

	As of June 30,
	2023	2022
Advanced to suppliers-third parties	$8,093,289	$6,170,628
Advanced to suppliers-related parties	3,719,589	911,789
Advanced to suppliers, net	$11,812,878	$7,082,417

For the fiscal years ended June 30, 2023 and 2022, the Company assessed its collectability and did not provide any allowance for doubtful accounts since the Company expected the suppliers to fulfill their obligations in the short term.

Note 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2023	2022
Prepaid expenses	$935,211	$82,937
Rental and other deposits	139,660	158,214
Accounts receivable collected by other third parties	1,651,378	1,911,715
Others	5,516	472,766
Prepaid expenses and other current assets	2,731,765	2,625,632
Prepaid expenses and other assets, net	$2,731,765	$2,625,632

The Company assessed the collectability of prepaid expenses and other current assets, and the Company did not provide any allowance for doubtful accounts. As of September 30, 2023, the Company had collected approximately $0.9 million prepaid expenses and all of $1.7 million of accounts receivable collected by other third parties as of June 30, 2023.

Note 6 — EQUITY INVESTMENTS

Equity investments consisted of the following:

	As of June 30,
	2023	2022
Investment in Ningbo Meishan Bonded Logistics Park Sharing Huixin Venture Capital Partnership (Limited Partnership) (“Ningbo Huixin LP”)	$138,406	$150,065
Investment in Chongqing Xiangyou Xingjie Private Equity Investment Fund Partnership (Limited Partnership) (“Chongqing Xiangyou LP”)	1,415,561	1,569,668
Investment in Wuhan Huiyu Technology Co., Ltd. (“Wuhan Huiyu”)	281,765	292,510
Investment in Beijing Jiaqiwan Technology Co., Ltd. (“Beijing Jiaqiwan”)	165,487	179,155
Total equity investment, net	$2,001,219	$2,191,398

(a) Investment in Ningbo Huixin LP

Ningbo Huixin LP engages in investing primarily in game development companies. In September 2021, the Company entered into the Ningbo Huixin LP Partnership Agreement (the “Huixin LP Agreement”) with Ningbo Huixin LP and its general partner to acquire 27.27% of the equity in Ningbo Huixin LP. Pursuant to the Huixin LP Agreement, the Company invested, as a limited partner, $137,906 (RMB1 million) into Ningbo Huixin LP. The Company considers that it has significant influence over Ningbo Huixin LP due to the level of ownership and its participation in Ningbo Huixin LP’s significant business operating and strategic decisions. Accordingly, the Company accounts for the investment using the equity method. For the fiscal years ended June 30, 2023 and 2022, the Company recognized an investment loss of $220 and an investment income of $798, respectively. For the fiscal years ended June 30, 2023 and 2022, the Company did not recognize any impairment loss for the investment in Ningbo Huixin LP.

(b) Investment in Chongqing Xiangyou LP

Chongqing Xiangyou LP engages in investing primarily in game development companies. In October 2021, the Company entered into the Chongqing Xiangyou LP Partnership Agreement (the “Xiangyou Agreement”) with Chongqing Xiangyou LP and its general partner to acquire 20% of the equity interests in Chongqing Xiangyou LP. The Company invested, as a limited partner, $1,448,016 (RMB10.5 million) into Chongqing Xiangyou LP. The Company accounts for its investment in Chongqing Xiangyou LP under the equity method of accounting. For the fiscal years ended June 30, 2023 and 2022, the Company recognized an investment loss of $35,828 and investment income of $2,136, respectively. For the fiscal years ended June 30, 2023 and 2022, the Company did not recognize any impairment loss for the investment in Chongqing Xiangyou LP.

(c) Investment in Wuhan Huiyu

Wuhan Huiyu engages in developing mobile gaming applications. In January 2021, the Company entered into a share purchase agreement, with the founder team of Wuhan Huiyu to acquire 37.5% of Wuhan Huiyu. During the fiscal year ended June 30, 2022, the Company invested $413,719 (RMB3.0 million) in Wuhan Huiyu. The Company accounts for its investment in Wuhan Huiyu under the equity method of accounting. For the fiscal years ended June 30, 2023 and 2022, the Company recognized investment income of $12,066 and an investment loss of $119,502, respectively. For the fiscal years ended June 30, 2023 and 2022, the Company did not recognize any impairment loss for the investment in Wuhan Huiyu.

(d) Investment in Beijing Jiaqiwan

Beijing Jiaqiwan engages in developing mobile gaming applications. In June 2020, the Company entered into a share purchase agreement to incorporate and acquire 4% of Beijing Jiaqiwan. During the fiscal year ended June 30, 2022, the Company invested $165,488 (RMB1.2 million) in Beijing Jiaqiwan. The Company accounts for its investment in Beijing Jiaqiwan at cost under the measurement alternative.

(e) Investment in Shanghai Dongying

Shanghai Dongying engages in the development of mobile gaming applications. In September 2020, the Company entered into a share purchase agreement to acquire 30% of Shanghai Dongying for a cash consideration of approximately $1.2 million (RMB8 million). The Company accounted for its investment in Shanghai Dongying under the equity method of accounting. For the fiscal year ended June 30, 2022, the Company recognized an investment loss of $753,096 and provided an impairment loss of $43,982. The net book value of investment in Shanghai Dongying was nil and nil as of June 30, 2023 and 2022, respectively.

For the fiscal years ended June 30, 2023 and 2022, the Company did not receive any dividends from all the above investments.

Note 7 — PLANT AND EQUIPMENT, NET

Plant and equipment, net, consisted of the following:

	As of June 30,
	2023	2022
Electronic equipment	$468,863	$494,839
Less: accumulated depreciation	(304,482)	(174,115)
Plant and equipment, net	$164,381	$320,724

Depreciation expenses were $151,126, accumulated depreciation transferred out from disposal of plant and equipment was $1,326, and currency translation difference were $19,444 for the fiscal year ended June 30, 2023. Loss from plant and equipment written off was $1,738 for the fiscal year ended June 30, 2023.

Depreciation expenses were $152,919, accumulated depreciation transferred out from disposal of plant and equipment was $101,804, and currency translation difference were $6,522 for the fiscal year ended June 30, 2023.

For the fiscal years ended June 30, 2023 and 2022, the Company did not record any impairment loss of plant and equipment.

Note 8 — INTANGIBLE ASSETS, NET

The following is a summary of intangible assets as of June 30, 2023 and 2022:

	As of June 30,
	2023	2022
Royalty	$4,861,171	$4,486,768
Developed games	2,776,440	-
Copyright	137,906	149,296
Total intangible assets	7,775,517	4,636,064
Less: accumulated amortization	(2,008,044)	(1,310,069)
Intangible assets, net	$5,767,473	$3,325,995

Amortization expenses were $832,080 and currency translation differences were $134,105 for the fiscal year ended June 30, 2023.

Amortization expenses were $652,570 and currency translation differences were $49,126 for the fiscal year ended June 30, 2022.

For the fiscal years ended June 30, 2023 and 2022, the Company did not record any impairment loss of intangible assets.

Note 9 — LEASES

Leases are classified as operating leases or finance leases in accordance with FASB ASC 842. The Company’s operating leases are principally for office facilities. For leases with terms greater than 12 months, the Company records the related right-of-use asset and lease liability at the present value of lease payments over the term. The right-of-use asset is amortized over the life of the lease on a straight-line basis. Certain leases include rental escalation clauses, renewal options, and/or termination options, which are factored into the Company’s determination of lease payments when appropriate. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on long-term interest rates published by the People’s Bank of China in order to discount lease payments to present value.

As of June 30, 2023, the weighted average remaining lease term was 0.94 year and the weighted average discount rate was 4.75% for the Company’s operating leases. The Company’s lease costs are included within the cost of revenue and administrative expenses on the consolidated statements of operations. For the fiscal year ended June 30, 2023, the lease cost amounted to $499,481.

As of June 30, 2022, the weighted average remaining lease term was 1.85 years and the weighted average discount rate was 4.75% for the Company’s operating leases. The Company’s lease costs are included within cost of revenue and selling and administrative expenses on the consolidated statements of operations. For the fiscal year ended June 30, 2022, the lease cost amounted to $585,268.

For the fiscal years ended June 30, 2023 and 2022, amortization of the operating lease right-of-use assets amounted to $469,066 and $541,040, respectively, and the interest on lease liabilities amounted to $30,414 and $18,550, respectively.

Supplemental balance sheet information related to operating leases was as follows:

The table below presents the operating lease related assets and liabilities recorded on the balance sheets

	June 30, 2023	June 30, 2022
Operating lease right-of-use assets	$1,011,038	1,744,020
Operating lease right-of-use assets – accumulated amortization	(608,615)	(878,841)
Operating lease right-of-use assets – net	$402,423	865,179

Operating lease liabilities, current	387,118	422,537
Operating lease liabilities, non-current	12,174	439,252
Total operating lease liabilities,	$399,292	861,789

The future undiscounted aggregate minimum lease payments under non-cancellable operating leases were as follows as of June 30, 2023:

Year ended June 30,	Amount
2024	$403,647
2025	4,644
Total undiscounted future minimum lease payments	408,291
Less: Amounts representing interest	8,999
Total present value of operating lease liabilities	399,292
Less: current portion of operating lease liabilities	387,118
Non-current portion of operating lease liabilities	$12,174

Note 10 — TAXES

Taxes payable consisted of the following:

	As of June 30,
	2023	2022
Individual income taxes payable	30,594	65,335
Total taxes payable	$30,594	$65,335

Cayman

The Company is incorporated in the Cayman Islands and is not subject to income taxes under the current laws of the Cayman Islands.

BVI

Joypub is incorporated in the BVI and is not subject to income taxes under the current laws of the BVI.

Singapore

Gamehaus SG is incorporated in Singapore and is subject to Singapore Corporate Tax. Nil pretax income was generated in Singapore for the fiscal years ended June 30, 2023 and 2022.

Hong Kong

Gamehaus HK, Gamepromo, Dataverse, and Avid.ly are companies registered in Hong Kong and are subject to the following corporate income tax rate: the first HK$2 million of profits earned will be taxed at half the current rate (i.e., 8.25%), while the remaining profits will continue to be taxed at the existing 16.5% if revenue is generated in Hong Kong.

PRC

Under the PRC Enterprise Income Tax Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Starting from the tax year ended December 23, 2021, Kuangre SH is qualified as a High and New Technology Enterprise (“HNTE”)and is subject to a favorable income tax rate of 15%. Kuangre SH’s HNTE certification is valid for three years starting from December 2021 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, enterprises newly established in the Western Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in West area” shall be subject to a favorable income tax rate of 15% from January 1, 2021 to December 31, 2030. Haohan CQ and Fanfengjian CQ are established in the Western Development Zone and they are subject to a favorable income tax rate of 15% to December 31, 2030. The Company’s remaining subsidiaries and the consolidated VIE’s subsidiaries are subject to corporate income tax at the PRC unified rate of 25%.

i)	The components of the income tax provision (benefit) were as follows:

	For the fiscal year ended June 30, 2023	For the fiscal year ended June 30, 2022
Current income tax benefits (expenses)	$78,743	$(554,825)
Total	$78,743	$(554,825)

ii)	The following table summarizes net deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	As of June 30,
	2023	2022
Deferred tax assets:
Net operating loss carried forward	1,268,811	2,350,458
Total deferred tax assets	317,203	587,615
Less: valuation allowance	(317,203)	(587,615)
Deferred tax assets, net of valuation allowance	$-	$-

The change in valuation allowance for the fiscal years ended June 30, 2023 and 2022 amounted to negative $235,240 and $561,525, respectively.

As the PRC does not allow the filing of consolidated tax returns, the deferred taxes relate to separate entities that file their own tax returns and therefore could not be offset with each other. A reconciliation between the Company’s actual provision for income taxes and the provision at the PRC mainland statutory rate is as follows:

	For the year ended June 30, 2023	For the year ended June 30, 2022
Income before income tax expenses	4,015,418	2,018,740
Computed income tax expenses with statutory tax rate	1,003,855	504,685
Differential income tax rates applicable to certain entities	(585,468)	87,465
Additional deduction for research and development expenses	540,141	(643,221)
Tax-exempted income	(1,015,909)	307,952
Tax effect of non-deductible items	3,091	36,499
Changes in valuation allowance	(235,240)	561,525
Others	210,787	(300,080)
Income tax (benefit) expenses	(78,743)	554,825

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. As of June 30, 2023, the tax years ended June 30, 2021 through June 30, 2023 for the Company’s PRC subsidiaries, the consolidated VIE, and subsidiaries of the consolidated VIE remain open for statutory examination by PRC tax authorities.

As of June 30, 2023 and 2022, the Company had net operating loss carryforwards of approximately $1,268,811 and $2,350,458, respectively, which arose from the Company’s subsidiaries in the PRC. As of June 30, 2023 and 2022, deferred tax assets from the net operating loss carryforwards amounted to $317,203 and $587,615, respectively, and the Company recorded valuation allowances of $317,203 and $587,615 as of June 30, 2023 and 2022, respectively. Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years.

As of June 30, 2023, net operating loss carryforwards were expected to expire, if unused, in the following amounts:

2026	79,245
2027	1,189,566
Total	$1,268,811

Note 11 — NET INCOME PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the fiscal year ended June 30,
	2023	2022
Numerator:
Net income	$4,094,161	$1,463,915
Less: net income (loss) attributable to non-controlling interest	304,348	(587,082)
Net income attributable to Gamehaus’ shareholders	$3,789,813	$2,050,997

Denominator:
Weighted average number of ordinary shares	75,409,060	75,409,060
Incremental weighted average number of ordinary shares from assumed conversion of preferred shares using if-converted method*	74,737,127	74,737,127

Net income attributable to Gamehaus’ shareholders per share
Basic	0.03	0.01
Diluted	0.03	0.01

*	On September 16, 2023, all of the directors of the Company passed the resolution to unconditionally waived any rights, preferences, and privileges of Preferred Shares under the Memorandum and Articles of the Company.

Note 12 — CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

Apple and Google are significant distribution, marketing, promotion, and payment platforms for the Company’s games. A significant portion of the Company’s revenue has been generated from players who accessed the Company’s games through these platforms. Therefore, the Company’s accounts receivable are derived mainly from sales through these two platforms. A significant portion of the Company’s revenue has been generated from players who accessed the Company’s games through these platforms but no customer accounts for significant portion of its revenue. As of June 30, 2023, Apple and Google accounted for approximately 66% and 20% of the Company’s total accounts receivable balance. As of June 30, 2022, Apple and Google accounted for approximately 62% and 19%, respectively, of the Company’s total accounts receivable balance.

Accounts receivable are recorded at their transaction amounts and do not bear interest. The Company bases its allowance for doubtful accounts on management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable based on historical collection experience and current and expected future economic and market conditions.

As of June 30, 2023, three suppliers accounted for 18.5%, 14.8% and 12.5% of the Company’s total accounts payable balance. As of June 30, 2022, two suppliers accounted for 12.7% and 10.6% of the Company’s total accounts payable balance.

Note 13 — SHAREHOLDERS’ EQUITY

Gamehaus was established under the laws of the Cayman Islands on December 2, 2020. The authorized share capital of the Company is $50,000 divided into 500,000,000 shares of par value $0.0001 each, including 425,262,873 ordinary shares and 74,737,127 preferred shares. As of June 30, 2023 and 2022, 75,409,060 ordinary shares were issued and outstanding and 74,737,127 preferred shares were issued and outstanding, respectively. The shares are presented on a retroactive basis to reflect the nominal share issuance.

Preferred Shares of the Company

The powers, preferences, rights, restrictions, and other matters relating to the preferred shares are as follows:

Dividend Rights

The holders of the preferred shares are entitled to receive dividends, out of any assets legally available therefor. No dividend or distribution shall be paid except out of the realized or unrealized profits of the Company, or out of the share premium account. Such dividends shall be payable when, as and if declared by the Company’s board of directors, and shall not be cumulative.

Conversion Rights

Subject to and in compliance with the Memorandum and Articles of the Company, the holders of the preferred shares have conversion rights as follows:

(i) Optional Conversion: Subject to the Articles of Association of the Company, any preferred share may, at the option of the holder thereof, be converted at any time after the date of issuance of such shares, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares based on the then-effective preferred share conversion price.

(ii) Automatic Conversion: Each outstanding preferred share shall automatically be converted into ordinary shares at the then applicable effective conversion price upon the closing of a qualified public offering approved by the board of directors.

(iii) Conversion Ratio: Each preferred share shall be convertible, at the option of the holder thereof, at any time after the applicable preferred share issue date into such number of fully paid and non-assessable ordinary shares as determined by dividing the applicable preferred share issue price by the then-effective preferred share conversion Price. The preferred share conversion price shall initially be the applicable preferred share issue price, resulting in an initial conversion ratio for the preferred shares of 1:1, and shall be subject to adjustment and readjustment from time to time as hereinafter provided.

Voting Rights

Each preferred share holder shall carry a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. The holders of the preferred shares shall vote together with the holders of the ordinary shares, and not as a separate class.

On September 16, 2023, all of the directors of the Company passed the resolution to unconditionally waive any rights, preferences, and privileges of preferred shares under the Memorandum and Articles of Association of the Company.

Note 14 — RELATED PARTY TRANSACTIONS

The table below sets forth major related parties of the Company and their relationships with the Company:

Entity or individual name	Relationship with the Company
Feng Xie	Founder and controlling shareholder of the Company
Chongqing Jianren Technology Co., Ltd. (“Chongqing Jianren”)	Company controlled by the founder
Wuhan Huiyu	Investee of the Company
Beijing Zhiyi Venture Capital Center (Limited partnership) (“Beijing Zhiyi LP”)	Investor of the Company
Chongqing Xiangyou LP	Investee of the Company
Shanghai Dongying Network Technology Co., Ltd. (“Shanghai Dongying”)	Investee of the Company
Mobile Motion Co., Limited (“Mobile Motion”)	Wholly-owned subsidiary of investee of the Company
Chengdu Chuangquduo Technology Co., Ltd. (“Chengdu Chuangquduo”)	Previous investee of the Company

(a)	The Company entered into the following related party transactions:

The Company invested in companies engaged in mobile game development and required the royalty right of the games from such investees to distribute on third-party platforms. The Company typically pays one-time royalties, continues to share profits, and/or pays customized design fees to such investees.

	For the fiscal years ended June 30,
	2023	2022
Royalty fee and service from related parties
Wuhan Huiyu	$524,211	$89,667
Shanghai Dongying	-	1,284,701
Mobile Motion	34,880	37,572
Total	$599,091	$1,411,940

1)	The Company entered into an exclusive game agency agreement with Wuhan Huiyu in January 2020. The exclusive agency term is eight years from the date of launching the game. Pursuant to the exclusive game agency agreement, the Company shares 15% to 18% of gross profit generated by the game with Wuhan Huiyu on a monthly basis. The Company recorded $524,211 and $89,667 of profit sharing expenses for the fiscal years ended June 30, 2023 and 2022, respectively.
2)	The Company entered into a technology development agreement with Shanghai Dongying in January 2021 to customize design the game. The design service term is from January 1, 2021 to December 31, 2023. The Company recorded nil and $1,284,701 of customized design fees for the fiscal years ended June 30, 2023 and 2022, respectively.
3)	The Company entered into an exclusive game agency agreement with Mobile Motion in January 2021. The exclusive agency term is eight years from the date of launching the game. The Company paid an initial royalty fee of approximately $300,000 (RMB1.9 million) and continues to share profits (45% of operating income of the game) with Mobile Motion on a monthly basis. The Company recorded $34,880 and $37,572 of amortization of royalty fees for the fiscal years ended June 30, 2023 and 2022, respectively. The Company did not record any profit sharing expenses for the fiscal years ended June 30, 2023 and 2022.

(b)	The Company had the following significant related party balances:

Advanced to Suppliers — related parties

As of June 30, 2023 and 2022, advanced to suppliers - related parties, consisted as following:

	As of June 30,
	2023	2022
Wuhan Huiyu	$-	$92,722
Shanghai Dongying	2,513,370	134,695
Mobile Motion	1,206,219	684,372
Total	$3,719,589	$911,789

Due from related parties

The Company had the following significant related party balances other than advanced to suppliers:

As of June 30, 2023 and 2022, the Company had a due from related party balance of nil and $1,370,703, respectively, from Feng Xie. During the fiscal year ended June 30, 2022, Feng Xie advanced $1,370,703 as a loan from the Company, approved by the shareholders. The loan was due on demand and with an annual interest rate of 2.5%. The Company was repaid in December 2022.

As of June 30, 2023 and 2022, the Company had a due from related party balance of nil and $648,008, respectively, from Chengdu Chuangquduo. The Company agreed on the liquidation with Chengdu Chuangquduo during the fiscal year ended June 30, 2022 and entered a liquidation agreement during the fiscal year ended June 30, 2023. Chengdu Chuangquduo returned $648,008 in April 2023.

As of June 30, 2023 and 2022, the Company had a due from related party balance of nil and $3,333,094, respectively, from Beijing Zhiyi LP. The Company returned $3,333,094 of capital investment to Beijing Zhiyi LP for the recapitalization and Beijing Zhiyi LP re-invested $3,333,094 in Gamehaus in July 2022.

As of June 30, 2023 and 2022, the Company had a due from related party balance of nil and $1,642,257, respectively, from Chongqing Xiangyou LP. The Company entered a share transfer agreement with Beijing Hongtaojian and Chongqing Xiangyou LP during the fiscal year ended June 30, 2022. Chongqing Xiangyou LP repaid off during the fiscal year ended June 30, 2023.

Note 15 — COMMITMENTS AND CONTINGENCIES

Commitments

The following table sets forth the Company’s contractual obligations as of June 30, 2023:

Payment due by June 30	Amount
Operating lease commitments for property management expenses under lease agreement
2024	$53,381
2025	932
Total	$54,313

Contingencies

The Company may be involved in various legal proceedings, claims, and other disputes arising from the commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss for a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company was not aware of any litigation, lawsuits, or claims as of June 30, 2023.

Note 16 — SUBSEQUENT EVENTS

Termination of the VIE Agreements

On June 30, 2023, the shareholders of Kuangre SH passed resolutions approving the termination of the VIE Agreements. On September 1, 2023, the Company terminated the VIE Agreements and indirectly held 76.7716% of the equity interests in Kuangre SH, with the remaining 23.2284% temporarily held by Mr. Feng Xie and other minority shareholders.

In accordance with the shareholders’ resolutions, Gamehaus HK entered into share transfer agreements with Mr. Feng Xie and other minority shareholders in February 2024 to transfer 23.2284% of the equity interests in Kuangre SH back to Gamehaus HK. Upon completion of the termination process, the Company held 100% of the equity interests in Kuangre SH for no further consideration. The Company indirectly held 100% of the equity interests in Kuangre SH before and after the termination of the VIE Agreements. In accordance with ASC 805-50-45-5, the termination process of the VIE Agreements involved the restructuring of the legal structure of the business but did not change the reporting entities under common control according to ASC 805-50-15-6 and did not result in any substantive changes in the economic substance of the controlling financial interest of ownership and the business. As a result, the process is considered a non-substantive exchange. Accordingly, the Company accounted for the termination of the VIE Agreements retroactively as if it occurred on September 1, 2023 in accordance with ASC 805-50-45-4.

Waived Rights of Preferred Shares

On September 16, 2023, all of the directors of the Company passed the resolution to unconditionally waive any rights, preferences, and privileges of Preferred Shares under the Memorandum and Articles of the Company.

Business Combination Agreement

On September 18, 2023, Gamehaus entered into a business combination agreement (the “Business Combination Agreement”) with (i) Golden Star Acquisition Corporation, an exempted company incorporated with limited liability in the Cayman Islands (“Golden Star”), (ii) G-Star Management Corporation, a British Virgin Islands company, the representative for Golden Star, (iii) Gamehaus Holdings Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Gamehaus (the “Pubco”), (iv) Gamehaus 1 Inc., an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (“First Merger Sub”); and (v) Gamehaus 2 Inc., an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (“Second Merger Sub”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (i) Golden Star will reincorporate in the Cayman Islands by merging with and into Pubco, with Pubco remaining as the surviving publicly traded entity; and (ii) one business day after the First Merger, the Merger Sub will merge with and into Gamehaus, resulting in Gamehaus being a wholly-owned subsidiary of Pubco.

The aggregate consideration for the acquisition merger is $500,000,000, payable in the form of 50,000,000 newly issued Pubco ordinary shares valued at $10.00 per share to Gamehaus and its shareholders. The outstanding shares of Gamehaus would be converted into the right to receive ordinary shares of Pubco.

The Company has evaluated subsequent events through the date of issuance of the consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Company’s consolidated financial statements.

Note 17 — RESTRICTED NET ASSETS

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in mainland China must take appropriations from tax profit to non-distributive funds. These reserves include the general reserve and the development reserve.

The general reserve requires annual appropriation 10% of after-tax profits at each year end until the balance reaches 50% of a PRC company’s registered capital. Other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve amounted to $137,502 and $719,332 as of June 30, 2023 and 2022, respectively.

The Company’s subsidiaries and the consolidated VIE are in mainland China, and such subsidiaries and the consolidated VIE can only be paid out of distributable profits reported in accordance with PRC accounting standards. As such, the Company’s subsidiaries in mainland China and the consolidated VIE are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the consolidated VIE. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the consolidated VIE not available for distribution, was $5,318,994 and $4,854,564 as of June 30, 2023 and 2022, respectively.

The Company performed a test on the restricted net assets of its consolidated subsidiaries and the consolidated VIE (the “restricted net assets”) in accordance with U.S. Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements.” Such restricted net assets amounted to approximately $4.9 million, or 20.8% of the Company’s total consolidated net assets, as of June 30, 2022. Such restricted net assets amounted to approximately $5.4 million, or 21.1% of the Company’s total consolidated net assets, as of June 30, 2023. Based upon this percentage, the Company is not required to disclose the financial information for the parent company.

GAMEHAUS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN U.S. DOLLARS)

	December 31, 2023	June 30, 2023
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,554,962	$16,009,655
Restricted cash	3,625	8,337
Accounts receivable	13,493,095	16,551,204
Advanced to suppliers	10,240,078	11,812,878
Prepaid expenses and other current assets	2,233,166	2,731,765
TOTAL CURRENT ASSETS	39,524,926	47,113,839

NON-CURRENT ASSETS:
Plant and equipment, net	195,417	164,381
Intangible assets, net	5,796,294	5,767,473
Right-of-use assets, net	192,973	402,423
Deferred offering costs	1,110,952	270,896
Equity investments	2,042,795	2,001,219
TOTAL NON-CURRENT ASSETS	9,338,431	8,606,392
TOTAL ASSETS	$48,863,357	$55,720,231

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$13,833,157	$25,936,807
Contract liabilities	3,317,961	2,986,364
Accrued expenses and other current liabilities	1,380,709	806,463
Operating lease liabilities	189,776	387,118
Taxes payable	120,122	30,594
TOTAL CURRENT LIABILITIES	18,841,725	30,147,346

NON-CURRENT LIABILITY:
Operating lease liabilities	-	12,174
TOTAL NON-CURRENT LIABILITY	-	12,174
TOTAL LIABILITIES	$18,841,725	$30,159,520

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 425,262,873 and 425,262,873 shares authorized, 75,409,060 and 75,409,060 shares issued and outstanding as of December 31, 2023 and June 30, 2023, respectively.	7,541	7,541
Preferred shares, $0.0001 par value, 74,737,127 and 74,737,127 shares authorized, 74,737,127 and 74,737,127 shares issued and outstanding as of December 31, 2023 and June 30, 2023, respectively.	7,474	7,474
Additional paid-in capital	16,193,191	16,193,191
Retained earnings	14,837,043	11,333,048
Accumulated other comprehensive loss	(1,059,938)	(1,665,966)
SHAREHOLDERS’ EQUITY	29,985,311	25,875,288
Non-controlling interests	36,321	(314,577)
TOTAL EQUITY	30,021,632	25,560,711
TOTAL LIABILITIES AND EQUITY	$48,863,357	$55,720,231

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAMEHAUS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

(EXPRESSED IN U.S. DOLLARS)

	For the Six Months Ended December 31,
	2023	2022
REVENUE	$77,160,552	$77,800,568
OPERATING COST AND EXPENSES
Cost of revenue	(38,292,167)	(35,026,425)
Research and development expenses	(2,640,359)	(2,847,849)
Selling and marketing expenses	(30,392,910)	(38,160,119)
General and administrative expenses	(2,018,830)	(1,291,934)
INCOME FROM OPERATIONS	$3,816,286	$474,241

OTHER INCOME:
Share of net income from equity investees	137,644	61,690
Other income, net	22,414	557,096
Total other income, net	160,058	618,786

INCOME BEFORE INCOME TAXES	3,976,344	1,093,027

INCOME TAXES EXPENSES (BENEFITS)	124,236	(78,464)
NET INCOME	3,852,108	1,171,491
Less: net income attributable to non-controlling interest	348,113	303,208
NET INCOME ATTRIBUTABLE TO SHAREHOLDERS	3,503,995	868,283

OTHER COMPREHENSIVE INCOME
Foreign currency translation income (loss)	608,813	(661,605)
TOTAL COMPREHENSIVE INCOME	$4,460,921	$509,886
Less: comprehensive income attributable to non-controlling interests	350,898	305,004
COMPREHENSIVE INCOME ATTRIBUTABLE TO SHAREHOLDERS	4,110,023	204,882

BASIC AND DILUTED EARNINGS PER SHARE:
Net income attributable to Gamehaus’ shareholders per share
Basic and diluted	$0.02	$0.01

Weighted average shares outstanding used in calculating basic and diluted income per share
Basic and diluted	150,146,187	150,146,187

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAMEHAUS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(EXPRESSED IN U.S. DOLLARS)

	Ordinary shares		Preferred shares		Additional paid in	Retained	Accumulated Other Comprehensive Income	Non-controlling
	Shares	Amount	Shares	Amount	capital	Earnings	(Loss)	Interests	Total
Balance as of June 30, 2022	75,409,060	$7,541	74,737,127	7,474	16,193,191	7,543,235	290,730	(620,722)	23,421,449
Net income	-	-	-	-	-	868,283	-	303,208	1,171,491
Foreign currency translation adjustment	-	-	-	-	-	-	(663,401)	1,796	(661,605)
Balance as of December 31, 2022	75,409,060	$7,541	74,737,127	7,474	16,193,191	8,411,518	(372,671)	(315,718)	23,931,335

Balance as of June 30, 2023	75,409,060	$7,541	74,737,127	7,474	16,193,191	11,333,048	(1,665,966)	(314,577)	25,560,711
Net income						3,503,995		348,113	3,852,108
Foreign currency translation adjustment							606,028	2,785	608,813
Balance as of December 31, 2023	75,409,060	$7,541	74,737,127	7,474	16,193,191	14,837,043	(1,059,938)	36,321	30,021,632

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAMEHAUS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSILIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

(EXPRESSED IN U.S. DOLLARS)

	For the Six Months Ended December 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,852,108	$1,171,491
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	462,084	572,278
Loss from plant and equipment written off	3,688	-
Share of net loss (income) from equity investees	408	(14,869)
Changes in operating assets and liabilities:
Accounts receivable	3,342,519	(246,251)
Advanced to suppliers	1,787,049	(2,888,713)
Prepaid expenses and other current assets	545,654	(703,403)
Operating lease right of use assets	213,871	634,033
Deferred offering costs	(818,964)	-
Accounts payable	(12,414,327)	2,504,821
Accrued expenses and other current liabilities	547,033	(56,089)
Contract liabilities	263,967	1,053,732
Operating lease liabilities	(213,871)	(653,556)
Taxes payable	87,245	(12,989)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(2,341,536)	1,360,485

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of plant and equipment	(102,641)	(15,289)
Purchase and capitalization of intangible assets	(299,714)	(2,070,396)
Proceeds from disposal of equity investments	-	1,576,300
NET CASH USED IN INVESTING ACTIVITIES	(402,355)	(509,385)

CASH FLOWS FROM FINANCING ACTIVITIES:
Reinjection from investor for recapitalization	-	3,199,230
Proceeds of related parties	-	1,315,673
Repayment to related parties	-	(12,897)
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	4,502,006

EFFECT OF EXCHANGE RATE CHANGE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	284,486	(278,492)
NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(2,459,405)	5,074,614
CASH, CASH EQUIVALENTS AND RESTRICTED CASH — beginning of period	16,017,992	11,884,249
CASH, CASH EQUIVALENTS AND RESTRICTED CASH — end of period	$13,558,587	$16,958,863

Reconciliation of cash to the consolidated balance sheets:
Cash and cash equivalents	13,554,962	16,942,124
Restricted cash	3,625	16,739
Total cash, cash equivalents and restricted cash	13,558,587	16,958,863

Supplemental disclosures of cash flow information:
Income tax paid	-	-

Supplemental disclosures of non-cash activities:
Lease liabilities arising from obtaining right-of-use assets	189,776	175,681

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAMEHAUS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Nature of operations

Gamehaus Inc. (“Gamehaus”), through its subsidiaries, (collectively, the “Company”) publishes and operates mobile social gaming applications (“games” or “game”) and leverages marketing relationships with various partners to provide players a unique social gaming experience. The Company’s games are free-to-play and available via the Apple App Store, Google Play Store, and Amazon Appstore (collectively, “platforms” or “platform operators”). The Company generates revenue through the in-game sale of virtual currency and through advertising.

On September 18, 2023, Gamehaus entered into a business combination agreement (the “Business Combination Agreement”) with (i) Golden Star Acquisition Corporation, an exempted company incorporated with limited liability in the Cayman Islands (“Golden Star”), (ii) G-Star Management Corporation, a British Virgin Islands company, the representative for Golden Star, (iii) Gamehaus Holdings Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Gamehaus (the “Pubco”), (iv) Gamehaus 1 Inc., an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (“First Merger Sub”); and (v) Gamehaus 2 Inc., an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (“Second Merger Sub”).

Pursuant to the Business Combination Agreement, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (i) Golden Star will reincorporate in the Cayman Islands by merging with and into Pubco, with Pubco remaining as the surviving publicly traded entity; and (ii) one business day after the First Merger, the Merger Sub will merge with and into Gamehaus, resulting in Gamehaus being a wholly-owned subsidiary of Pubco.

Gamehaus is an exempted company incorporated under the laws of the Cayman Islands on December 2, 2020 as a holding company. The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated variable interest entity (the “consolidated former VIE”), and the subsidiaries of consolidated former VIE. The Company no longer has the consolidated former VIE as of the date of this report, as the former VIE Agreements (as defined below) were terminated on September 1, 2023.

As of December 31, 2023, Gamehaus’ subsidiaries were as follows:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Subsidiaries
Joypub Holding Limited (“Joypub”)	December 9, 2020	BVI	100%
Gamehaus PTE LTD (“Gamehaus SG”)	May 25, 2022	Singapore	100%
Gamehaus Limited (“Gamehaus HK”)	January 7, 2021	Hong Kong Special Administrative Region of the PRC (“Hong Kong”)	100%
Gamepromo Co., Limited (“Gamepromo”)	May 17, 2021	Hong Kong	100%
Shanghai Haoyu Technology Co., Ltd. (“Haoyu SH”)	September 30, 2022	PRC	100%
Chongqing Haohan Network Technology Co., Ltd. (“Haohan CQ” or “WFOE”)	March 4, 2021	PRC	100%
Beijing Haoyou Network Technology Co., Ltd. (“Haoyou BJ”)	April 8, 2021	PRC	100%
Chongqing Fanfengjian Network Technology Co., Ltd. (“Fanfengjian CQ”)	April 16, 2021	PRC	70%
Shanghai Fanfengjian Network Technology Co., Ltd. (“Fanfengjian SH”)	November 19, 2021	PRC	70%
Shanghai Kuangre Network Technology Co., Ltd. (“Kuangre SH”)	August 25, 2016	PRC	100%
Dataverse Co., Limited (“Dataverse”)	September 9, 2016	Hong Kong	100%
Avid.ly Co., Limited (“Avid.ly”)	June 21, 2017	Hong Kong	100%

Reorganization

Kuangre SH was incorporated under the laws of the People’s Republic of China (“PRC”) on August 25, 2016. Dataverse was incorporated on September 9, 2016, and Avid.ly was incorporated on June 21, 2017 under the laws of Hong Kong. Kuangre SH and its subsidiaries, Dataverse and Avid.ly, operate game publishing.

From December 2020 to February 2024, the Company underwent a series of restructuring. In anticipation of the public listing of its equity securities, the Company incorporated Joypub under the laws of the British Virgin Islands on December 9, 2020, incorporated Gamehaus HK under the laws of Hong Kong on January 7, 2021. Haohan CQ was incorporated under the laws of the PRC on March 4, 2021.

On December 1, 2021, Gamehaus HK, Haohan CQ, and legal shareholders of Kuangre SH entered into a series of contractual agreements (the “Former VIE Agreements”), including an exclusive services agreement (the “Exclusive Services Agreement”), an exclusive call option agreement (the “Exclusive Call Option Agreement”), (iii) a power of attorney agreements (the “Power of Attorney Agreement”), and (iv) certain equity interest pledge agreements (the “Equity Interest Pledge Agreements”), which enabled Gamehaus HK to own 35.8895% of Kuangre SH directly in equity interest and 64.1105% through a VIE structure.

The shareholders of Kuangre SH passed resolutions on June 30, 2023, approving the termination of the VIE Agreements, the temporary ownership of 23.2284% of the equity interests in Kuangre SH by Mr. Feng Xie and other minority shareholders, the transfer of such 23.2284% equity interests by Mr. Feng Xie and other minority shareholders to Gamehaus HK without consideration, and the waiver of all the rights to profits or losses accumulated during the temporarily holding period subsequent to the termination of the VIE Agreements. On September 1, 2023, the Company terminated the VIE Agreements and indirectly held 76.7716% of the equity interests in Kuangre SH, with the remaining 23.2284% temporarily held by Mr. Feng Xie and other minority shareholder.

In accordance with the shareholders’ resolutions, Gamehaus HK entered into share transfer agreements with Mr. Feng Xie and other minority shareholders in February 2024 to transfer 23.2284% of the equity interests in Kuangre SH back to Gamehaus HK. Upon completion of the termination process, the Company held 100% of the equity interests in Kuangre SH for no further consideration. The Company indirectly held 100% of the equity interests in Kuangre SH before and after the termination of the VIE Agreements. In accordance with ASC 805-50-45-5, the termination process of the VIE Agreements involved the restructuring of the legal structure of the business but did not change the reporting entities under common control according to ASC 805-50-15-6 and did not result in any substantive changes in the economic substance of the controlling financial interest of ownership and the business. As a result, the process is considered a non-substantive exchange. Accordingly, the Company accounted for the termination of the VIE Agreements retroactively as if it occurred on September 1, 2023 in accordance with ASC 805-50-45-4.

After the completion of the reorganization, since the Company and its subsidiaries (including Kuangre and its subsidiaries) resulting from the reorganization are effectively controlled by the same controlling shareholder, Mr. Feng Xie, they are considered under common control. During the years presented in these consolidated financial statements, the control of the entities did not change. Accordingly, the reorganization has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time. In accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the fiscal years ended June 30, 2023 and 2022, the results of these subsidiaries are included in the consolidated financial statements for both periods. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

Former Variable Interest Entities

1) Former VIE Agreements

From December 2021 to August 2023, the Company held 35.8895% of the equity interests in Kuangre SH, and controlled the remaining 64.1105% of the equity interests in Kuangre SH through the Former VIE Agreements.

On December 1, 2021, Haohan CQ entered into the Exclusive Services Agreement with Kuangre SH, which entitled the Company to receive a majority of Kuangre SH’s residual returns and make it obligatory for the Company to absorb a majority of the risk of losses associated with the activities of Kuangre SH and its subsidiaries. In addition, Haohan CQ entered into certain agreements with the equity holders of Kuangre SH, including (i) the Exclusive Call Option Agreement to acquire the equity interests in Kuangre SH and its subsidiaries when permitted by applicable PRC laws, rules, and regulations, (ii) the Equity Interest Pledge Agreements that each shareholder of Kuangre SH agreed to pledge his equity interests in Kuangre SH to Haohan CQ to secure the performance of the Kuangre SH and its shareholders’ obligations under the Exclusive Services Agreements, Exclusive Call Option Agreement, and Power of Attorney Agreement, and (iii) the Power of Attorney agreement that irrevocably authorized individuals designated by Haohan CQ to exercise the equity owner’s rights over Kuangre SH. Based on the foregoing Former VIE Agreements, the Company through its subsidiary Haohan CQ had the power to direct the activities of Kuangre SH and became the primary and sole beneficiary of Kuangre SH for accounting purposes through such Former VIE Agreements. As a result of the Former VIE Agreements, under generally accepted accounting principles in the United States, or “U.S. GAAP,” the assets and liabilities of Kuangre SH were treated as the Company’s assets and liabilities, and the results of operations of Kuangre SH and its subsidiaries were treated in all aspects as if they were the results of the Company’s operations.

Details of the Former VIE Agreements are set forth below:

Exclusive Services Agreement

Under the Exclusive Services Agreement dated December 1, 2021, Haohan CQ had the exclusive right to provide management and consulting and other services to Kuangre SH for a consulting service fee from Kuangre SH. Kuangre SH agreed to pay Haohan CQ for the consulting services in the amount equivalent to 64.1105% Kuangre SH’s net profits after tax. The agreement became effective as of the date of agreement with a term of 10 years from the date of this agreement, provided that such duration may be extended or shortened as further agreed between these parties.

Exclusive Call Option Agreement

Under the Exclusive Call Option Agreement dated December 1, 2021, Kuangre SH and its shareholders irrevocably granted Haohan CQ an exclusive option to purchase or authorize their designated persons to purchase all or part of each shareholder’s equity interests in Kuangre SH, with the purchase price equal to the minimum price required by relevant PRC laws. Without prior written consent of Haohan CQ, Kuangre SH agreed to not, among other things, amend its articles of association, sell or otherwise dispose of its assets or beneficial interests, enter into transactions that may adversely affect its assets, liabilities, business operations, equity interests, and other legal interests, or merge with any other entities or make any investments, or distribute dividends. Haohan CQ had the right to transfer the rights and obligations pursuant to the Exclusive Call Option Agreement to any third party, which does not require any prior consent of Kuangre SH and their shareholders. The agreement became effective as of the date of agreement with a term of 10 years from the date of the agreement until Haohan CQ exercises the call option or terminates the agreement with 30 days advance notice.

Power of Attorney Agreement

Under the Power of Attorney Agreement dated December 1, 2021, each shareholder of Kuangre SH irrevocably authorized Haohan CQ to exercise rights and powers as the shareholders of Kuangre SH, including but not limited to, convening and attending shareholders’ meetings, voting on all matters of Kuangre SH requiring shareholder approval, and appointing directors and senior management members. The Power of Attorney Agreement remained in force until the entrusting party ceased to be a shareholder of Kuangre SH.

Equity Interest Pledge Agreements

Pursuant to the Equity Interest Pledge Agreements dated December 1, 2021, each shareholder of the consolidated VIE agreed to pledge his equity interests in the consolidated VIE to Haohan CQ to secure the performance of the consolidated VIE’s obligations under the Exclusive Services Agreement and any such agreements to be entered into in the future. Each shareholder of the consolidated VIE agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in the consolidated VIE without the prior written consent of Haohan CQ. The Equity Interest Pledge Agreements became effective on the date upon execution by the parties.

2) Termination of the Former VIE Agreements

The shareholders of Kuangre SH passed resolutions on June 30, 2023, approving the termination of the VIE Agreements, the temporary ownership of 23.2284% of the equity interests in Kuangre SH by Mr. Feng Xie and other minority shareholders, the transfer of such 23.2284% equity interests by Mr. Feng Xie and other minority shareholders to Gamehaus HK without consideration, and the waiver of all the rights to profits or losses accumulated during the temporarily holding period subsequent to the termination of the VIE Agreements. On September 1, 2023, the Company terminated the VIE Agreements and indirectly held 76.7716% of the equity interests in Kuangre SH, with the remaining 23.2284% temporarily held by Mr. Feng Xie and other minority shareholder.

Haohan CQ and Kuangre SH entered into a termination agreement of the Exclusive Services Agreement on June 30, 2023, which provided that the Exclusive Services Agreement would be terminated on September 1, 2023. Each shareholder (except Gamehaus HK) of Kuangre SH, Haohan CQ, and Kuangre SH entered into a termination agreement of the Equity Interest Pledge Agreements on June 30, 2023, which provided that the Equity Interest Pledge Agreements would be terminated on September 1, 2023. Each Shareholder (except Gamehaus HK) of Kuangre SH, Haohan CQ, and Kuangre SH entered into a termination agreement of the Exclusive Call Option Agreement on June 30, 2023, which provided that the Exclusive Call Option Agreement would be terminated on September 1, 2023. The nominee shareholders of Kuangre SH signed a written confirmation revoking the Power of Attorney Agreement on June 30, 2023, which provided the Power of Attorney Agreement would be terminated on September 1, 2023. As a result, the Former VIE Agreements were terminated on September 1, 2023.

In accordance with the shareholders’ resolutions, Gamehaus HK entered into share transfer agreements with Mr. Feng Xie and other minority shareholders in February 2024 to transfer 23.2284% of the equity interests in Kuangre SH back to Gamehaus HK. Upon completion of the termination process, the Company held 100% of the equity interests in Kuangre SH for no further consideration. The Company indirectly held 100% of the equity interests in Kuangre SH before and after the termination of the VIE Agreements. In accordance with ASC 805-50-45-5, the termination process of the VIE Agreements involved the restructuring of the legal structure of the business but did not change the reporting entities under common control according to ASC 805-50-15-6 and did not result in any substantive changes in the economic substance of the controlling financial interest of ownership and the business. As a result, the process is considered a non-substantive exchange. Accordingly, the Company accounted for the termination of the VIE Agreements retroactively as if it occurred on September 1, 2023, in accordance with ASC 805-50-45-4.

3) Risks in relation to the VIE structure

In the opinion of the Company’s management, before termination, the Former VIE Agreements were in compliance with the then effective PRC laws and were legally binding and enforceable. To the knowledge of the Company, there was no legal or governmental proceeding, inquiry, or investigation pending against the Company, the subsidiaries, the consolidated former VIE, the subsidiaries of consolidated former VIE or the shareholders of Kuangre SH in any jurisdiction challenging the validity of any of the Former VIE Agreements before their termination, and, to the knowledge of the Company, no such proceeding, inquiry, or investigation was threatened in any jurisdiction.

Refer to Note 2 for the consolidated financial information of the consolidated former VIE as of December 31, 2023 and June 30, 2023 and for six months ended December 31, 2023 and 2022.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information, and with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Unaudited interim results are not necessarily indicative of the results for the full fiscal year. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the fiscal years ended June 30, 2023 and 2022.

Principle of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated former VIE, and the subsidiaries of the consolidated former VIE for which the Company or its subsidiary is the primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors under a statute or agreement among the shareholders or equity holders.

A consolidated former VIE is an entity in which the Company or its subsidiaries, through contractual arrangements, have the power to direct the activities that most significantly impact the entity’s economic performance, bear the risks of, and enjoy the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the consolidated former VIE, and the subsidiaries of the consolidated former VIE have been eliminated upon consolidation. For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as non-controlling interests.

The following tables set forth the assets, liabilities, results of operations, and changes in cash and cash equivalents of the consolidated former VIE and its subsidiaries taken as a whole, which were included in the Company’s unaudited condensed consolidated financial statements for continuing operations with intercompany balances and transactions eliminated between the consolidated former VIE and its subsidiaries:

As of June 30, 2023
Total current assets	$47,427,874
Total assets	$55,420,349
Total current liabilities	$48,814,652
Total liabilities	$48,827,831

	For the Two Months From July 1 to August 31, 2023	For the Six Months Ended December 31, 2022
Revenue from in-app purchases	$5,460,907	$59,882,800
Revenue from advertisement	709,339	5,239,833
Total revenue	$6,170,246	$65,122,633
Net income	$9,985	$5,052,123

	For the Two Months From July 1 to August 31, 2023	For the Six Months Ended December 31, 2022
Net cash used in operating activities	$(4,380,861)	$(5,624,335)
Net cash provided by investing activities	$-	$952,369
Net cash provided by financing activities	$-	$1,315,673

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity that is not attributable, directly, or indirectly, to the Company. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets and statements of operations and other comprehensive income (loss) are attributed to controlling and non-controlling interests. Non-controlling interests primarily relate to the 30% equity interest in Fanfengjian CQ and Fanfengjian SH as of December 31, 2023 and June 30, 2023.

Uses of estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include: the allowance for doubtful accounts, estimated useful lives of fixed assets, intangible assets and right-of-use assets, the valuation of intangible assets, and accruals for income tax uncertainties.

Revenue recognition

The Company’s revenue is primarily generated from the sale of virtual currency associated with online games and advertisements within the Company’s games.

The Company recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenue from contracts with customers is recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To achieve the core principle of this standard, the Company applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Revenue from In-app Purchases

The Company primarily derives revenue from the sale of virtual currency associated with online games. The Company distributes its games to game players/users through various web and mobile platforms such as Apple App Store, Google Play, and other mobile platforms. Through these platforms, users can download the Company’s free-to-play games and can purchase virtual currency.

The initial download of the games does not create a contract under ASC 606; however, the separate election by the player to make an in-app purchase satisfies the ASC 606 requirement for creating a contract. Players can pay for their virtual item purchases through various widely accepted payment methods mode offered in the games. Payments from players for virtual currency are required at the time of purchase, which are non-refundable and relate to non-cancellable contracts that specify the Company’s obligations and cannot be redeemed for cash or exchanged for anything other than virtual currency within the Company’s games. The purchase price is a fixed amount that reflects the consideration that the Company expects to be entitled to receive in exchange for the use of virtual currency by its customers. The platform providers collect proceeds from the game players and remit the proceeds to the Company after deducting their respective platform fees.

The Company is primarily responsible for providing the virtual currency, has control over the content and functionality of games, and has the discretion to establish the virtual currency’ prices. Therefore, the Company is the principal and, accordingly, revenue is recorded on a gross basis. Payment processing fees paid to platform providers are recorded within cost of revenue. The Company’s performance obligation is to ensure the availability and functionality of the gameplay environment, transfer the virtual currencies to customers, host the gameplay to gameplayers upon the consumption of the virtual currencies.

Substantially all of the Company’s games sell only consumable virtual currency instead of durable virtual currency. Consumable virtual currencies represent items that can be consumed by a specific player action without any timeframe restriction and do not provide the player with any continuing additional or enhanced benefit following consumption. Proceeds from these sales of virtual currencies are initially recorded in contract liabilities. Proceeds from the sales of virtual currencies are recognized as revenue when a player consume the virtual currency in the game at that point of time. When virtual currency is consumed within the games, the player could “win” and would be awarded additional virtual currency. As the player does not receive any additional benefit from the Company’s games, nor is the player entitled to any additional rights once the player’s virtual currency is substantially consumed, the Company has concluded that the virtual currency represents consumable goods. For the sale of consumable virtual currency, the Company considers the control transferred, performance obligation is satisfied and recognizes revenue at the point upon consumption of virtual currencies for gameplay.

Since the Company is unable to distinguish between the consumption of purchased or free virtual currency, the Company must estimate the amount of outstanding purchased virtual currency at each reporting date based on player behavior. This review, performed on a game-by-game basis, includes an analysis of game players’ historical play behavior, purchase behavior, and the amount of virtual currency outstanding. Based upon this analysis, the Company has estimated the rate at which virtual currency is consumed during gameplay. Accordingly, revenue is recognized using a user-based revenue model using these estimated consumption rates. The Company monitors its analysis of customer play behavior on a historical basis.

Deferred revenue, which represents a contract liability, represents mostly unrecognized fees collected for virtual currency that are not consumed at the balance sheets date, or for players that are still active in the games.

Sales and other taxes collected from customers on behalf of governmental authorities are accounted for on a net basis and are not included in revenue or operating expenses.

Revenue from advertisements

The Company also has relationships with certain advertising service providers for advertisements within its games and revenue from these advertising providers is generated through impressions, click-throughs, and banner ads. The Company has determined that displaying the advertisements within the mobile games is identified as a single performance obligation. The transaction price in advertising arrangements is established by the Company’s advertising service providers and is generally the product of the number of advertising units delivered (such as impressions and offers completed) and the contractually agreed-upon price per unit. Revenue from advertisements is recognized at a point-in-time when the advertisements are displayed in the game or the offer has been completed by the user as the customer simultaneously receives and consumes the benefits provided from these services. The Company has determined that it is generally acting as an agent in its advertising arrangements, because the advertising service providers (i) maintain the relationship with the customers, (ii) control the pricing of the advertising such that the Company does not know the total price paid by the customer to the service providers, and (iii) control the advertising product through the time the advertisements are displayed in the Company’s games. Therefore, the Company recognizes revenue related to these arrangements on a net basis.

Disaggregation of Revenue

Substantially all of the Company’s games sell only consumable virtual currency and the Company recognized the revenue from sale of in-app purchase at the point of virtual currency consumed upon the game player’s action. The revenue from advertisements was recognized at the point the advertising unit delivered.

Contract Liabilities and Other Disclosures

The Company receives customer payments based on the payment terms established in the Company’s contracts. Payment for the purchase of virtual currency, such as coins, chips, and cards, is made at purchase, and such payments are non-refundable in accordance with the Company’s standard terms of service. Such payments are initially recorded as a contract liability, and revenue is subsequently recognized as the Company satisfies its performance obligations.

The following table summarizes the Company’s opening and closing balances in contract liabilities and accounts receivable:

	Accounts Receivable	Contract Liabilities
Balance as of June 30, 2023	16,551,204	2,986,364
Balance as of December 31, 2023	13,493,095	3,317,961

Substantially all of the Company’s unsatisfied performance obligations relate to contracts with an original expected length of one year or less.

Cost of Revenue

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate in-app purchase revenue. Such costs are recorded as incurred, and primarily consist of fees withheld by the Company’s platform providers from the player proceeds received by the platform providers on the Company’s behalf, amortization of licensing and royalty fees, profit sharing arrangement paid to the game developers, customized design fees, and third-party service fees paid that are directly related to game publishing.

Advertising Costs

The cost of advertising is expensed as incurred, and totaled $28.9 million and $36.8 million for the six months ended December 31, 2023 and 2022, respectively. Advertising costs primarily consist of marketing and player acquisition and retention costs and are included in selling and marketing expenses.

Software Development Costs

The Company adopted ASC 985-20-25 on July 1, 2021. The Company reviews internal use software development costs associated with infrastructure and new games or significant updates to existing games to determine if the costs qualify for capitalizing. The development costs incurred during the application development stage are capitalized. Capitalization of such costs begins when the preliminary project stage is completed and ceases at the point in which the project is substantially complete and is ready for its intended purpose. The capitalization of development costs is recognized if, and only if, all of the following conditions are met: (i) technical feasibility to complete the games or internal use software so they will be available for use or sale; (ii) the intention to complete the games or internal use software and use them or sell them; (iii) ability to use or sell the games or internal use software, (iv) how the games or internal use software will generate probable future economic benefits; (v) the availability of proper technical, financial, and other resources to complete the development of the games or internal use software and to use them or sell them, and (vi) the ability to measure reliably the expenditure attributable to the games or internal use software during the development. With respect to new games or updates to existing games, the preliminary project stage remains ongoing until just prior to worldwide launch. The development costs of new games or updates to existing games are expensed as incurred to research and development in the consolidated statements of operations and comprehensive income.

The Company reviewed the development costs associated with the new games and determined that the preliminary project stage had been completed during the six months ended December 31, 2023 and 2022. Consequently, capitalized development costs were approximately $3.1 million and $1.5 million during the six months ended December 31, 2023 and 2022, respectively. The estimated useful life of costs capitalized is generally five to ten years. As of December 31, 2022, the games associated with capitalized software development costs remained in the development phase and had not progressed to the stage where development costs could be amortized for accounting purposes. However, it had one game that was completed for development and ready for launch during the six months ended December 31, 2023. During the six months ended December 31, 2023 and 2022, the amortization of capitalized software costs totaled $13,037 and nil, respectively.

Government Grants

Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to them and the grants will be received. Government grants for the purpose of giving immediate financial support to the Company with no future related costs or obligation are recognized in “other income” in the Company’s unaudited condensed consolidated statements of operations and comprehensive income (loss) when such grants are received.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash in banks, as well as highly liquid investments, which have original maturities of three months or less. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Restricted Cash

The Company had restricted cash of $3,625 and $8,337 as of December 31, 2023 and June 30, 2023, respectively, which were primarily security deposits in third-party platforms, such as Alipay and PayPal. In November 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows.

Credit Losses

In 2016, the FASB issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses. The guidance is applicable to accounts receivable and the Company adopted ASC Topic 326 on July 1, 2021. Accounts receivable are recorded at the original amounts less an allowance for any potential uncollectible amounts. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the account receivable balances, credit-worthiness of the customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers. The Company also provides specific allowances when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for accounts receivable are recorded as general and administrative expenses on the consolidated statements of operations and comprehensive income (loss). The initial impact of applying ASC Topic 326 on the unaudited condensed consolidated financial statements did not have a material impact on the Company’s financial position, results of operations, and cash flows.

Fair Value of Financial Instruments

The Company follows the provisions of FASB ASC Section 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 — Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 — Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheet for cash and cash equivalents, restricted cash, accounts receivable, prepayments and advances to suppliers, accounts payable, deferred revenue and accrued expenses, and other current liabilities approximate their fair value based on the short-term maturity of these instruments. The Company believes that the carrying amount of the short-term loans approximate fair value based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rate.

Transfers into or out of the fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities become unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Company did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the six months ended December 31, 2023 and 2022.

Accounts receivable

Accounts receivable are stated at the historical carrying amount net of an allowance for uncollectible accounts. An allowance for uncollectable accounts is established based on management’s assessment of the recoverability of accounts and other receivables. Judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. An allowance is provided for accounts when management has determined that the likelihood of collection is doubtful. The Company writes off accounts and accounts receivable against the allowance when a balance is determined to be uncollectible.

Advanced to suppliers

The Company advances funds to certain game developers and certain suppliers for purchases of service. These advanced to suppliers are interest free, unsecured, and short term in nature and are reviewed periodically to determine whether their carrying value has become impaired. For the six months ended December 31, 2023 and 2022, the Company did not record any allowance on advanced to suppliers.

Equity Investments

FASB ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings unless they qualify for a measurement alternative.

Equity investments without readily determinable fair values

The Company elected to record its equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts are required to be made to identify price changes that are known or that can reasonably be known.

Equity investments with readily determinable fair values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Equity investments accounted for using the equity method

The Company accounts for its equity investments over which it has significant influence (usually 20% to 49.9%) but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and the determination of whether any identified impairment is other-than-temporary.

The Company’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Company does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative (the “Measurement Alternative”) in accordance with ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in others, net in the consolidated statements of operations and comprehensive income/(loss). The Company makes an assessment of whether an investment is impaired based on the performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as its financial and business performance. The Company recognizes an impairment loss equal to the difference between the carrying value and fair value in others, net in the consolidated statements of operations and comprehensive income (loss) if there is any. When the investments become qualified for use of the equity method, the Company remeasures the previously held interest in the investments at fair value, if any observable price changes in orderly transactions identified for an identical or a similar investment, immediately before it applies the equity method, in accordance with ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323).

Plant and equipment, net

Plant and equipment are recorded at cost. Depreciation is provided in amounts sufficient to recognize the cost of the related assets over their useful lives using the straight-line method, as follows:

Category	Estimated useful lives	Residual value
Electronic equipment	3 years	5%
Transportation equipment	5 years	5%

The Company charges maintenance, repairs, and minor renewals directly to expense as incurred; major additions and betterments are capitalized.

Intangible assets, net

Intangible assets acquired are recorded at cost less accumulated amortization. Amortization is provided in amounts sufficient to recognize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Developed games	5-10 years
Royalties	5-8 years
Copyright	8-10 years

The estimated useful lives of amortizable intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as significant adverse changes to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the remaining useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the six months ended December 31, 2023 and 2022.

Deferred offering costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A – “Expenses of Offering.” Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to shareholders’ equity upon the completion of the Public Offering. Should the Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. For the six months ended December 31, 2023 and 2022, the Company capitalized $818,964 and nil of deferred offering costs, respectively.

Accounts payable

Accounts payable are primarily payables to game developers for the profit sharing, specialized development expenses, and promotional service to channels.

Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other parties or exercise significant influence over the other parties in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, stockholder, or a related corporation.

Leases

The Company adopted FASB ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) on July 1, 2021 by using the modified retrospective method and did not restate the prior periods. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company also elected the practical expedient not to separate lease and non-lease components of contracts. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes a “right of use” asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at the commencement date. For finance leases, assets are included in plant and equipment on the consolidated balance sheets. As most of the Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized loan basis with similar terms and payments, and in the economic environment where the leased asset is located. The Company’s leases often include options to extend and lease terms include such extended terms when the Company is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Company is reasonably certain not to exercise those options. Lease expenses are recorded on a straight-line basis over the lease term.

Income taxes

The Company accounts for income tax under FASB ASC Section 740 which utilizes the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Deferred tax assets are also provided for carryforward losses which can be used to offset future taxable income. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Company provided negative $1,031,494 and $317,203 of valuation allowance on the net deferred tax assets as of December 31, 2023 and June 30, 2023, respectively.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest related to underpayment of income taxes for uncertain tax positions are classified as income tax expenses in the period incurred. No penalties or interest relating to uncertain tax positions were incurred during the six months ended December 31, 2023 and 2022. As of December 31, 2023, the tax years ended December 31, 2021 through December 31, 2023 for the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities.

Under the Provisional Regulations of the PRC Concerning Income Tax on Enterprises promulgated by the PRC, income tax is payable by enterprises at a rate of 25% of their taxable income determined under PRC accounting rules. The Company believes that it has provided the best estimates of its accrued tax liabilities because those accruals are based on the prevailing tax rates stipulated under the laws.

Under the provisions of profits tax enacted in Hong Kong, profits tax is payable by enterprises at a rate of half the current rate (i.e., 8.25%) for the first HK$2 million of profits earned while the remaining profits will continue to be taxed at the existing 16.5% if revenue is generated in Hong Kong.

Under the provisions of profits tax enacted in Singapore, tax on the taxable income as reported in its statutory financial statements is adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first $10,000 taxable income and 50% of the next $190,000 taxable income exempted from income tax.

Value added tax (“VAT”)

The Company’s PRC subsidiaries are subject to VAT, but the Company’s PRC subsidiaries primarily only provide services to overseas entities, which is exempt from VAT. Revenue represents the invoiced value of goods and services, net of VAT. VAT is based on the gross sales price and VAT rates range from 6% to 13%, depending on the type of goods or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in China remain subject to examination by the tax authorities for five years from the date of filing. Under the provisions of tax enacted in Hong Kong, no VAT is levied.

Foreign currency translation

The Company has operations in mainland China, Hong Kong, Singapore and other jurisdictions generally use their respective local currencies as their functional currencies. The Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency of the U.S. dollar. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at the historical exchange rates when the transaction occurred. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported in other comprehensive income (loss). Gains and losses resulting from other foreign currency transactions are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	December 31, 2023	June 30, 2023
Balance sheet items, except for equity accounts	$1=RMB7.0999	$1=RMB7.2513

	For the Six Months Ended December 31
	2023	2022
Items in the statements of income and cash flows	$1=RMB7.2347	$1=RMB6.9789

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments resulting from the Company not using the U.S. dollar as its functional currency.

Credit risk and concentrations of customers and suppliers

As of December 31, 2023 and June 30, 2023, most of the Company’s cash and cash equivalents and restricted cash were held by major financial institutions located in the PRC and Hong Kong, which management believes are of high credit quality. Cash balances in bank accounts in the PRC are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. This Deposit Insurance Scheme would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Company believes that the risk of failure of any of these PRC banks is remote. The Company expects that there is no significant credit risk associated with cash and cash equivalents held by reputable financial institutions in the jurisdictions where Gamehaus and its subsidiaries are located. The Company believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable are typically unsecured and derived from revenue earned from customers, and are thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Apple and Google are significant distribution, marketing, promotion, and payment platforms for the Company’s games. A significant portion of the Company’s revenue has been generated from players who access the Company’s games through these platforms. Therefore, the Company’s accounts receivable are derived mainly from sales through these two platforms. As of December 31, 2023, Apple and Google accounted for approximately 62.2% and 22.3% of the Company’s total account receivable balance. As of June 30, 2023, Apple and Google accounted for approximately 65.8% and 20.0%, of the Company’s total account receivable balance.

Accounts receivable are recorded at their transaction amounts and do not bear interest. The Company bases its allowance for doubtful accounts on management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable based on historical collection experience and current and expected future economic and market conditions.

As of December 31, 2023, two suppliers accounted for 22.3% and 18.2% of the Company’s total accounts payable balance. As of June 30, 2023, three suppliers accounted for 18.5%, 14.8% and 12.5% of the Company’s total accounts payable balance.

Earnings per share

Basic earnings per share are computed by dividing net income attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered outstanding shares and included in the computation of basic earnings per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

The Company’s convertible preferred shares are participating securities, as they have contractual non-forfeitable right to participate in distributions of earnings. The convertible preferred shares have no contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to ordinary shares and convertible preferred shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when the inclusion of such share would be anti-dilutive.

Recent accounting pronouncements

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Company for the year ending March 31, 2024 and interim reporting periods during the year ending March 31, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, and cash flows.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions,” which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Note 3 — ACCOUNTS RECEIVABLE

As of December 31, 2023 and June 30, 2023, the balance of accounts receivable amounted to $13,493,095 and $16,551,204, respectively. For the six months ended December 31, 2023 and 2022, the Company assessed the collectability of accounts receivable and did not provide any allowance for doubtful accounts since the platform operators paid in the short term. As of March 22, 2024, the Company had collected approximately $13.4 million, or 99%, of accounts receivable outstanding as of December 31, 2023. All the accounts receivable outstanding as of June 30, 2023 were fully collected.

Note 4 — ADVANCED TO SUPPLIERS

	As of
	December 31, 2023	June 30, 2023
Advanced to suppliers-third parties	$8,101,324	$8,093,289
Advanced to suppliers-related parties	2,138,754	3,719,589
Advanced to suppliers	$10,240,078	$11,812,878

For the six months ended December 31, 2023 and 2022, the Company assessed its collectability and did not provide any allowance for doubtful accounts since the Company expected the suppliers to fulfil their obligations in the short term.

Note 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of
	December 31, 2023	June 30, 2023
Prepaid expenses	$1,366	$935,211
Rental and other deposits	143,892	139,660
Accounts receivable collected by other third parties	2,087,908	1,651,378
Others	-	5,516
Prepaid expenses and other current assets	$2,233,166	$2,731,765

The Company assessed the collectability of prepaid expenses and other current assets, and the Company did not provide any allowance for doubtful accounts. As of March 22, 2024, the Company had collected approximately all the $2.1 million of accounts receivable collected by other third parties as of December 31, 2023.

Note 6 — EQUITY INVESTMENTS

Equity investments consisted of the following:

	As of
	December 31, 2023	June 30, 2023
Investment in Ningbo Meishan Bonded Logistics Park Sharing Huixin Venture Capital Partnership (Limited Partnership) (“Ningbo Huixin LP”)	$141,213	$138,406
Investment in Chongqing Xiangyou Xingjie Private Equity Investment Fund Partnership (Limited Partnership) (“Chongqing Xiangyou LP”)	1,431,243	1,415,561
Investment in Wuhan Huiyu Technology Co., Ltd. (“Wuhan Huiyu”)	301,379	281,765
Investment in Beijing Jiaqiwan Technology Co., Ltd. (“Beijing Jiaqiwan”)	168,960	165,487
Total equity investment	$2,042,795	$2,001,219

(a) Investment in Ningbo Huixin LP

Ningbo Huixin LP engages in investing primarily in game development companies. In September 2021, the Company entered into the Ningbo Huixin LP Partnership Agreement (the “Huixin LP Agreement”) with Ningbo Huixin LP and its general partner to acquire 27.27% of the equity interests in Ningbo Huixin LP. Pursuant to the Huixin LP Agreement, the Company invested, as a limited partner, $137,906 (RMB1 million) into Ningbo Huixin LP. The Company considers that it has significant influence over Ningbo Huixin LP due to the level of ownership and its participation in Ningbo Huixin LP’s significant business operating and strategic decisions. Accordingly, the Company accounts for the investment using the equity method. For the six months ended December 31, 2023 and 2022, the Company recognized an investment loss of $96 and $105, respectively. For the six months ended December 31, 2023 and 2022, the Company did not recognize any impairment loss for the investment in Ningbo Huixin LP.

(b) Investment in Chongqing Xiangyou LP

Chongqing Xiangyou LP engages in investing primarily in game development companies. In October 2021, the Company entered into the Chongqing Xiangyou LP Partnership Agreement (the “Xiangyou Agreement”) with Chongqing Xiangyou LP and its general partner to acquire 20% of the equity interests in Chongqing Xiangyou LP. The Company invested, as a limited partner, $1,448,016 (RMB10.5 million) into Chongqing Xiangyou LP. The Company accounts for its investment in Chongqing Xiangyou LP under the equity method of accounting. For the six months ended December 31, 2023 and 2022, the Company recognized an investment loss of $13,761 and investment income of $506, respectively. For the six months ended December 31, 2023 and 2022, the Company did not recognize any impairment loss for the investment in Chongqing Xiangyou LP.

(c) Investment in Wuhan Huiyu

Wuhan Huiyu engages in developing mobile gaming applications. In January 2021, the Company entered into a share purchase agreement, with the founder team of Wuhan Huiyu to acquire 37.5% of the equity interests in Wuhan Huiyu. During the fiscal year ended June 30, 2022, the Company invested $413,719 (RMB3.0 million) in Wuhan Huiyu. The Company accounts for its investment in Wuhan Huiyu under the equity method of accounting. For the six months ended December 31, 2023 and 2022, the Company recognized investment income of $13,449 and$14,468, respectively. For the six months ended December 31, 2023 and 2022, the Company did not recognize any impairment loss for the investment in Wuhan Huiyu.

(d) Investment in Beijing Jiaqiwan

Beijing Jiaqiwan engages in developing mobile gaming applications. In June 2020, the Company entered into a share purchase agreement to incorporate and acquire 4% of the equity interests in Beijing Jiaqiwan. During the fiscal year ended June 30, 2022, the Company invested $165,488 (RMB1.2 million) in Beijing Jiaqiwan. The Company accounts for its investment in Beijing Jiaqiwan at cost under the measurement alternative.

(e) Investment in Shanghai Dongying

Shanghai Dongying engages in the development of mobile gaming applications. In September 2020, the Company entered into a share purchase agreement to acquire 30% of the equity interests in Shanghai Dongying for a cash consideration of approximately $1.2 million (RMB8 million). The Company accounted for its investment in Shanghai Dongying under the equity method of accounting. The Company did not recognize any investment income for the six months ended December 31, 2023 and 2022. The net book value of investment in Shanghai Dongying was nil as of December 31, 2023 and June 30, 2023.

For the six months ended December 31, 2023 and 2022, the Company did not receive any dividends from all the above investments.

Note 7 — PLANT AND EQUIPMENT, NET

Plant and equipment, net, consisted of the following:

	As of
	December 31, 2023	June 30, 2023
Electronic equipment	$406,785	$468,863
Transportation equipment	101,348	-
Less: accumulated depreciation	(312,716)	(304,482)
Plant and equipment, net	$195,417	$164,381

Depreciation expenses were $71,875, accumulated depreciation transferred out from disposal of plant and equipment was $70,065, and currency translation difference were $6,424 for the six months ended December 31, 2023. Loss from plant and equipment written off was $3,688 for the six months ended December 31, 2023.

Depreciation expenses were $76,247 and currency translation difference were $4,106 for the six months ended December 31, 2022.

For the six months ended December 31, 2023 and 2022, the Company did not record any impairment loss of plant and equipment.

Note 8 — INTANGIBLE ASSETS, NET

The following is a summary of intangible assets as of December 31, 2023 and June 30, 2023:

	As of
	December 31, 2023	June 30, 2023
Royalty	$4,963,173	$4,861,171
Developed games	3,140,050	2,776,440
Copyright	140,800	137,906
Total intangible assets	8,244,023	7,775,517
Less: accumulated amortization	(2,447,729)	(2,008,044)
Intangible assets, net	$5,796,294	$5,767,473

Amortization expenses were $390,209 and currency translation differences were $49,476 for the six months ended December 31, 2023.

Amortization expenses were $572,278 and currency translation differences were $31,813 for the six months ended December 31, 2022.

For the six months ended December 31, 2023 and 2022, the Company did not record any impairment loss of intangible assets.

Note 9 — LEASES

Leases are classified as operating leases or finance leases in accordance with FASB ASC 842. The Company’s operating leases are principally for office facilities. For leases with terms greater than 12 months, the Company records the related right-of-use asset and lease liability at the present value of lease payments over the term. The right-of-use asset is amortized over the life of the lease on a straight-line basis. Certain leases include rental escalation clauses, renewal options, and/or termination options, which are factored into the Company’s determination of lease payments when appropriate. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on long-term interest rates published by the People’s Bank of China in order to discount lease payments to present value.

As of December 31, 2023, the weighted average remaining lease term was 0.44 year and the weighted average discount rate was 4.75% for the Company’s operating leases. The Company’s lease costs are included within the cost of revenue and administrative expenses on the consolidated statements of operations. For the six months ended December 31, 2023, the lease cost amounted to $239,912.

As of June 30, 2023, the weighted average remaining lease term was 0.94 year and the weighted average discount rate was 4.75% for the Company’s operating leases. The Company’s lease costs are included within the cost of revenue and administrative expenses on the consolidated statements of operations. For the six months ended December 31, 2022, the lease cost amounted to $282,260.

For the six months ended December 31, 2023 and 2022, amortization of the operating lease right-of-use assets amounted to $213,871 and $244,817, respectively, and the interest on lease liabilities amounted to $7,211 and $17,918, respectively.

Supplemental balance sheet information related to operating leases was as follows:

The table below presents the operating lease related assets and liabilities recorded on the balance sheets

	As of
	December 31, 2023	June 30, 2023
Operating lease right-of-use assets	$859,454	$1,011,038
Operating lease right-of-use assets – accumulated amortization	(666,481)	(608,615)
Operating lease right-of-use assets – net	$192,973	$402,423

Operating lease liabilities, current	189,776	387,118
Operating lease liabilities, non-current	-	12,174
Total operating lease liabilities,	$189,776	$399,292

The future undiscounted aggregate minimum lease payments under non-cancellable operating leases were as follows as of December 31, 2023:

Year Ended December 31,	Amount
2024	$191,616
Total undiscounted future minimum lease payments	191,616
Less: Amounts representing interest	1,840
Total present value of operating lease liabilities	189,776
Less: current portion of operating lease liabilities	189,776
Non-current portion of operating lease liabilities	$-

Note 10 — TAXES

Taxes payable consisted of the following:

	As of
	December 31, 2023	June 30, 2023
Individual income taxes payable	30,660	30,594
Corporate income tax payable	86,479	-
Other taxes	2,983	-
Total taxes payable	$120,122	$30,594

Cayman

The Company is incorporated in the Cayman Islands and is not subject to income taxes under the current laws of the Cayman Islands.

BVI

Joypub is incorporated in the BVI and is not subject to income taxes under the current laws of the BVI.

Singapore

Gamehaus SG is incorporated in Singapore and is subject to Singapore Corporate Tax. Nil pretax income was generated in Singapore for the six months ended December 31, 2023 and 2022.

Hong Kong

Gamehaus HK, Gamepromo, Dataverse, and Avid.ly are companies registered in Hong Kong and are subject to the following corporate income tax rate: the first HK$2 million of profits earned will be taxed at half the current rate (i.e., 8.25%), while the remaining profits will continue to be taxed at the existing 16.5% if revenue is generated in Hong Kong.

PRC

Under the PRC Enterprise Income Tax Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Starting from the tax year ended December 23, 2021, Kuangre SH is qualified as a High and New Technology Enterprise (“HNTE”) and is subject to a favorable income tax rate of 15%. Kuangre SH’s HNTE certification is valid for three years starting from December 2021 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, enterprises newly established in the Western Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in West area” shall be subject to a favorable income tax rate of 15% from January 1, 2021 to December 31, 2030. Haohan CQ and Fanfengjian CQ are established in the Western Development Zone and they are subject to a favorable income tax rate of 15% to December 31, 2030. The Company’s remaining subsidiaries and the consolidated VIE’s subsidiaries are subject to corporate income tax at the PRC unified rate of 25%.

i)	The components of the income tax expenses (benefit) were as follows:

	For the six months ended December 31
	2023	2022
Current income tax expenses (benefit)	$124,236	$(78,464)
Total	$124,236	$(78,464)

ii)	The following table summarizes net deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	As of
	December 31, 2023	June 30, 2023
Deferred tax assets:
Net operating loss carried forward	4,125,976	1,268,811
Total deferred tax assets	1,031,494	317,203
Less: valuation allowance	(1,031,494)	(317,203)
Deferred tax assets, net of valuation allowance	$-	$-

The change in valuation allowance for the six months ended December 31, 2023 and 2022 amounted to negative $230,770 and $447,645, respectively.

As the PRC does not allow the filing of consolidated tax returns, the deferred taxes relate to separate entities that file their own tax returns and therefore could not be offset with each other. A reconciliation between the Company’s actual provision for income taxes and the provision at the PRC mainland statutory rate is as follows:

	For the Six Months Ended December 31
	2023	2022
Income before income tax expenses	3,976,344	1,093,027
Computed income tax expenses with statutory tax rate	994,086	273,257
Differential income tax rates applicable to certain entities	(731,614)	(26,666)
Additional deduction for research and development expenses	(200,803)	(165,447)
Tax-exempted income	287,925	278,920
Tax effect of non-deductible items	5,411	4,320
Changes in valuation allowance	(230,769)	(447,645)
Others	-	4,797
Income tax expenses (benefit)	124,236	(78,464)

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. As of December 31, 2023, the tax years ended December 31, 2021 through December 31, 2023 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

As of December 31, 2023 and June 30, 2023, the Company had net operating loss carryforwards of approximately $4,125,976 and $1,268,811, respectively, which arose from the Company’s subsidiaries in the PRC. As of December 31, 2023 and June 30, 2023, deferred tax assets from the net operating loss carryforwards amounted to $1,031,494 and $317,203, respectively. The Company recorded valuation allowances of $1,031,494 and $317,203 as of December 31, 2023 and June 30, 2023, respectively. Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years.

As of December 31, 2023, net operating loss carryforwards were expected to expire, if unused, in the following amounts:

2026	80,908
2027	262,788
2028	3,782,280
Total	$4,125,976

Note 11 — NET INCOME PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the Six Months Ended December 31,
	2023	2022
Numerator:
Net income	$3,852,108	$1,171,491
Less: net income attributable to non-controlling interest	348,113	303,208
Net income attributable to Gamehaus’ shareholders	$3,503,995	$868,283

Denominator:
Weighted average number of ordinary shares	75,409,060	75,409,060
Incremental weighted average number of ordinary shares from assumed conversion of preferred shares using if-converted method*	74,737,127	74,737,127

Net income attributable to Gamehaus’ shareholders per share
Basic	0.02	0.01
Diluted	0.02	0.01

*	On September 16, 2023, all of the directors of the Company passed the resolution to unconditionally waived any rights, preferences, and privileges of Preferred Shares under the Memorandum and Articles of the Company.

Note 12 — CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

Apple and Google are significant distribution, marketing, promotion, and payment platforms for the Company’s games. A significant portion of the Company’s revenue has been generated from players who accessed the Company’s games through these platforms. Therefore, the Company’s accounts receivable are derived mainly from sales through these two platforms. A significant portion of the Company’s revenue has been generated from players who accessed the Company’s games through these platforms but no customer accounts for significant portion of its revenue. As of December 31, 2023, Apple and Google accounted for approximately 62.2% and 22.3% of the Company’s total account receivable balance. As of June 30, 2023 Apple and Google accounted for approximately 65.8% and 20.0%, of the Company’s total account receivable balance.

Accounts receivable are recorded at their transaction amounts and do not bear interest. The Company bases its allowance for doubtful accounts on management’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable based on historical collection experience and current and expected future economic and market conditions.

As of December 31, 2023, two suppliers accounted for 22.3% and 18.2% of the Company’s total accounts payable balance. As of June 30, 2023, three suppliers accounted for 18.5%, 14.8% and 12.5% of the Company’s total accounts payable balance.

Note 13 — SHAREHOLDERS’ EQUITY

Gamehaus was established under the laws of the Cayman Islands on December 2, 2020. The authorized share capital of the Company is $50,000 divided into 500,000,000 shares of par value $0.0001 each, including 425,262,873 ordinary shares and 74,737,127 preferred shares. As of December 31, 2023 and June 30, 2023, 75,409,060 and 75,409,060 ordinary shares were issued and outstanding, 74,737,127 and 74,737,127 preferred shares were issued and outstanding, respectively. The shares are presented on a retroactive basis to reflect the nominal share issuance.

Preferred Shares of the Company

The powers, preferences, rights, restrictions, and other matters relating to the preferred shares are as follows:

Dividend Rights

The holders of the preferred shares are entitled to receive dividends, out of any assets legally available therefor. No dividend or distribution shall be paid except out of the realized or unrealized profits of the Company, or out of the share premium account. Such dividends shall be payable when, as and if declared by the Company’s board of directors, and shall not be cumulative.

Conversion Rights

Subject to and in compliance with the Memorandum and Articles of the Company, the holders of the preferred shares have conversion rights as follows:

(i) Optional Conversion: Subject to the Articles of Association of the Company, any preferred share may, at the option of the holder thereof, be converted at any time after the date of issuance of such shares, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares based on the then-effective preferred share conversion price.

(ii) Automatic Conversion: Each outstanding preferred share shall automatically be converted into ordinary shares at the then applicable effective conversion price upon the closing of a qualified public offering approved by the board of directors.

(iii) Conversion Ratio: Each preferred share shall be convertible, at the option of the holder thereof, at any time after the applicable preferred share issue date into such number of fully paid and non-assessable ordinary shares as determined by dividing the applicable preferred share issue price by the then-effective preferred share conversion Price. The preferred share conversion price shall initially be the applicable preferred share issue price, resulting in an initial conversion ratio for the preferred shares of 1:1, and shall be subject to adjustment and readjustment from time to time as hereinafter provided.

Voting Rights

Each preferred share holder shall carry a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. The holders of the preferred shares shall vote together with the holders of the ordinary shares, and not as a separate class.

On September 16, 2023, all of the directors of the Company passed the resolution to unconditionally waive any rights, preferences, and privileges of preferred shares under the Memorandum and Articles of Association of the Company.

Note 14 — RELATED PARTY TRANSACTIONS

The table below sets forth major related parties of the Company and their relationships with the Company:

Entity or individual name	Relationship with the Company
Wuhan Huiyu	Investee of the Company
Shanghai Dongying Network Technology Co., Ltd. (“Shanghai Dongying”)	Investee of the Company
Mobile Motion Co., Limited (“Mobile Motion”)	Wholly-owned subsidiary of investee of the Company

(a)	The Company entered into the following related party transactions:

The Company invested in companies engaged in mobile game development and required the royalty right of the games from such investees to distribute on third-party platforms. The Company typically pays one-time royalties, continues to share profits, and/or pays customized design fees to such investees.

	For the Six Months Ended December 31,
	2023	2022
Royalty fee and service from related parties
Wuhan Huiyu	$216,875	$223,952
Shanghai Dongying	1,424,875	-
Mobile Motion	1,490,657	17,377
Total	$3,132,407	$241,329

1)

The Company entered into an exclusive game agency agreement with Wuhan Huiyu in January 2020. The exclusive agency term is eight years from the date of launching the game. Pursuant to the exclusive game agency agreement, the Company shares 15% to 18% of gross profit generated by the game with Wuhan Huiyu on a monthly basis. The Company recorded $216,875 and $223,952 of profit sharing expenses for the six months ended December 31, 2023 and 2022, respectively.

2)

The Company entered into a technology development agreement with Shanghai Dongying in January 2021 to customize design the game. The design service term is from January 1, 2021 to December 31, 2023. The Company recorded 1,424,875 and nil of customized design fees for the six months ended December 31, 2023 and 2022, respectively. During the six months ended December 31, 2023, the Company entered into a supplementary agreement with Shanghai Dongying regarding the profit sharing policy. Pursuant to the supplementary agreement, the Company shares 25% of gross profit generated by the game with Shanghai Dongying on a monthly basis. The Company recorded $1,424,875 and nil profit sharing expenses for the six months ended December 31, 2023 and 2022, respectively.

3)	The Company entered into an exclusive game agency agreement with Mobile Motion in January 2021. The exclusive agency term is eight years from the date of launching the game. The Company paid an initial royalty fee of approximately $300,000 (RMB1.9 million) and continues to share 45% of operating income generated by the game with Mobile Motion on a monthly basis. The Company recorded $16,729 and $17,377 of amortization of royalty fees for the six months ended December 31, 2023 and 2022, respectively. The Company record $1,473,898 and nil of customized design fees for the six months ended December 31, 2023 and 2022.

(b)	The Company had the following significant related party balances:

Advanced to Suppliers — related parties

As of December 31, 2023 and June 30, 2023, advanced to suppliers - related parties, consisted as following:

	As of
	December 31, 2023	June 30, 2023
Wuhan Huiyu	$25,699	$-
Shanghai Dongying	2,113,055	2,513,370
Mobile Motion	-	1,206,219
Total	$2,138,754	$3,719,589

Note 15 — COMMITMENTS AND CONTINGENCIES

Commitments

The following table sets forth the Company’s contractual obligations as of December 31, 2023:

Payment due by December 31,	Amount
Operating lease commitments for property management expenses under lease agreement
2024	$22,816
Total	$22,816

Contingencies

The Company may be involved in various legal proceedings, claims, and other disputes arising from the commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss for a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company was not aware of any litigation, lawsuits, or claims as of December 31, 2023.

Note 16 — SUBSEQUENT EVENTS

Termination of the Former VIE Agreements

On June 30, 2023, the shareholders of Kuangre SH passed resolutions approving the termination of the VIE Agreements. On September 1, 2023, the Company terminated the VIE Agreements and indirectly held 76.7716% of the equity interests in Kuangre SH, with the remaining 23.2284% temporarily held by Mr. Feng Xie and other minority shareholders.

In accordance with the shareholders’ resolutions, Gamehaus HK entered into share transfer agreements with Mr. Feng Xie and other minority shareholders in February 2024 to transfer 23.2284% of the equity interests in Kuangre SH back to Gamehaus HK. Upon completion of the termination process, the Company held 100% of the equity interests in Kuangre SH for no further consideration. The Company indirectly held 100% of the equity interests in Kuangre SH before and after the termination of the VIE Agreements. In accordance with ASC 805-50-45-5, the termination process of the VIE Agreements involved the restructuring of the legal structure of the business but did not change the reporting entities under common control according to ASC 805-50-15-6 and did not result in any substantive changes in the economic substance of the controlling financial interest of ownership and the business. As a result, the process is considered a non-substantive exchange. Accordingly, the Company accounted for the termination of the VIE Agreements retroactively as if it occurred on September 1, 2023 in accordance with ASC 805-50-45-4.

Lease Agreement

In March 2024, the Company entered into a lease agreement with Shanghai Zhongjing Electronic Label Technology Co., Ltd. for its Shanghai office. The lease term is from June 1, 2024 to May 31, 2026, with a monthly rent of approximately $37,682 (RMB267,539).

The Company has evaluated subsequent events through the date of issuance of the unaudited condensed consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Company’s unaudited condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Golden Star Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Golden Star Acquisition Corporation (the Company) as of December 31, 2023 and 2022, and the related statements of operations, changes in shareholders’ equity (deficit) and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no revenue, it incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. The Company’s cash and working capital as of December 31, 2023 are not sufficient to complete its planned activities for one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Revision of Prior Period Financial Information

As discussed in Note 2 to the financial statements, the audited balance sheet as of May 4, 2023, and the unaudited balance sheets as of June 30, 2023 and September 2023 have been revised.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2021.

Irvine, California

March 29, 2024

GOLDEN STAR ACQUISITION CORPORATION

BALANCE SHEETS

	December 31, 2023	December 31, 2022
Assets
Current assets:
Cash in escrow	$-	$37,423
Prepaid expenses	46,875	-
Deferred offering costs	-	278,352
Due from Sponsor	-	2,300
Total current assets	46,875	318,075
Noncurrent assets:
Marketable securities held in Trust Account	72,039,823	-
Total noncurrent assets	72,039,823	-
Total assets	$72,086,698	$318,075

Liabilities and shareholders’ equity (deficit)
Current liabilities:
Accrued liabilities	$214,281	$16,175
Promissory note payable to Sponsor	-	300,000
Due to Sponsor	328,821	-
Total current liabilities	543,102	316,175
Noncurrent liabilities:
Deferred underwriting commissions	1,725,000	-
Total noncurrent liabilities	1,725,000	-
Total liabilities	2,268,102	316,175

Commitments and contingencies (Note 7)	-	-

Ordinary shares subject to possible redemption, 6,900,000 shares at redemption value of $10.44 per share, including interest and dividends earned in Trust Account	72,047,323	-

Shareholders’ equity (deficit):
Ordinary shares, $0.001 par value; 50,000,000 shares authorized; 2,032,000 and 1,725,000 shares issued and outstanding at December 31, 2023 and 2022, respectively	2,032	1,725
Additional paid-in capital	-	23,275
Accumulated deficit	(2,230,759)	(23,100)
Total shareholders’ equity (deficit)	(2,228,727)	1,900
Total liabilities and shareholders’ equity (deficit)	$72,086,698	$318,075

The accompanying notes are an integral part of the financial statements.

GOLDEN STAR ACQUISITION CORPORATION

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Operating expenses:
Formation and operational costs	$857,737	$5,700
Loss from operations	(857,737)	(5,700)

Other income:
Interest and dividends earned in Trust Account	2,357,323	-
Total other income	2,357,323	-

Income (loss) before income taxes	1,499,586	(5,700)

Income tax expense	-	-
Net income (loss)	$1,499,586	$(5,700)

Basic and diluted weighted average shares outstanding
Redeemable ordinary shares, basic and diluted	4,555,890	-
Non-redeemable ordinary shares, basic and diluted(1)	1,927,704	1,725,000

Redeemable ordinary shares, basic and diluted net income per share	$1.48	$-
Non-redeemable ordinary shares, basic and diluted net loss per share	$(2.72)	$(0.00)

(1)	On December 14, 2022, the Sponsor surrendered 1,150,000 shares for no consideration. All share amounts and related information have been retroactively restated to reflect the share surrender.

The accompanying notes are an integral part of financial statements.

GOLDEN STAR ACQUISITION CORPORATION

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the year ended December 31, 2023

					Total
			Additional		Shareholders’
	Ordinary Shares		Paid-In	Accumulated	Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balance at January 1, 2023	1,725,000	$1,725	$23,275	$(23,100)	$1,900
Sales of ordinary shares and over-allotment	6,900,000	6,900	68,993,100	-	69,000,000
Underwriters’ compensation	-	-	(3,105,000)	-	(3,105,000)
Offering costs	-	-	(647,890)	-	(647,890)
Sale of shares to sponsor in private placement	307,000	307	3,069,693	-	3,070,000
Ordinary shares subject to possible redemption	(6,900,000)	(6,900)	(55,933,602)	-	(55,940,502)
Allocation of offering costs related to redeemable shares	-	-	3,042,588	-	3,042,588
Accretion for redeemable shares to redemption value	-	-	(15,442,164)	(1,349,922)	(16,792,086)
Subsequent measurement of ordinary shares subject to redemption (interest and dividends earned on Trust Account)	-	-	-	(2,357,323)	(2,357,323)
Net income	-	-	-	1,499,586	1,499,586
Balance at December 31, 2023	2,032,000	$2,032	$-	$(2,230,759)	$(2,228,727)

For the year ended December 31, 2022

			Additional		Total
	Ordinary Shares		Paid-In	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2022(1)	1,725,000	$1,725	$23,275	$(17,400)	$7,600
Net loss	-	-	-	(5,700)	(5,700)
Balance at December 31, 2022	1,725,000	$1,725	$23,275	$(23,100)	$1,900

(1)	On December 14, 2022, the Sponsor surrendered 1,150,000 shares for no consideration. All share amounts and related information have been retroactively restated to reflect the share surrender.

The accompanying notes are an integral part of the financial statements.

GOLDEN STAR ACQUISITION CORPORATION

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Cash flows from operating activities:
Net income (loss)	$1,499,586	$(5,700)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization of prepaid expenses	236,667
Net changes in operating assets and liabilities:
Deferred offering costs	-	(114,708)
Interest and dividends earned in Trust Account	(2,357,523)	-
Prepaid expenses	(283,542)	-
Due to (from) Sponsor	331,121	(2,300)
Accrued offering costs	-	(40,390)
Accrued liabilities	198,106	4,700
Net cash used in operating activities	(375,385)	(158,398)

Cash flows from investing activities:
Investment of cash in Trust Account	(70,355,085)	-
Cash withdrawn from Trust Account for working capital purposes	672,585	-
Net cash used in investing activities	(69,682,500)	-

Cash flows from financing activities:
Proceeds from promissory note – Sponsor	200,000	175,000
Repayment of promissory note – Sponsor	(500,000)	-
Proceeds from sales of private placement units	3,070,000	-
Proceeds from sales of public offering units	69,000,000	-
Payment of offering costs	(1,749,538)	-
Net cash provided by financing activities	70,020,462	175,000

Net (decrease) increase in cash in escrow	(37,423)	16,602
Cash in escrow at beginning of period	37,423	20,821
Cash in escrow at end of period	$-	$37,423

Supplemental disclosure of non-cash investing and financing activities:
Deferred underwriting compensation	$1,725,000	$-
Initial value of ordinary share subject to possible redemption	$55,940,502	$-
Reclassification of offering costs related to public shares	$(3,042,588)	$-
Change in value of ordinary shares subject to redemption	$16,792,086	$-
Subsequent measurement of ordinary shares subject to redemption (interest and dividends earned on Trust Account)	$2,357,323	$-
Deferred offering costs included in accrued offering costs	$-	$10,475

The accompanying notes are an integral part of the financial statements.

GOLDEN STAR ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Golden Star Acquisition Corporation (“Golden Star” or the “Company”) is a blank check company incorporated in the Cayman Islands on July 9, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses (“Business Combination”).

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses that have a connection to the Asian market. The Company is an early stage and emerging growth company and, as such, the Company is subject to all the risks associated with early stage and emerging growth companies.

The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the initial public offering (the “IPO”). The Company has selected December 31 as its fiscal year-end.

The registration statement for the Company’s IPO was declared effective on May 1, 2023. On May 4, 2023, the Company consummated the IPO of 6,000,000 units (“Units” and, with respect to the Ordinary Shares included in the Units being offered, the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $60,000,000 which is described in Note 3. On the closing date, the underwriter purchased an additional 900,000 Units at $10.00 per Unit pursuant to the exercise of the over-allotment option, generating additional gross proceeds to the Company of $9,000,000. Simultaneously with the closing of the IPO, the Company consummated the Private Placement of an aggregate of 307,000 units to the Sponsor at a purchase price of $10.00 per Private Placement Unit (the “Private Units”), generating gross proceeds to the Company in the amount of $3,070,000 (See Note 4).

Offering costs amounted to $3,752,890 consisting of $1,380,000 of underwriting fees, $1,725,000 of deferred underwriting commissions (which are held in the Trust Account as defined below), and $647,890 of other offering costs. As described in Note 6, the $1,725,000 of deferred underwriting commissions is contingent upon the consummation of a Business Combination, subject to the terms of the underwriting agreement.

On September 16, 2023, Golden Star entered into a Merger Agreement with Gamehaus Inc., Gamehaus Holdings Inc. (“Pubco”), and their wholly owned subsidiaries for a business combination. The merger involves multiple steps and will result in the cancellation and conversion of various shares into Pubco’s Class A and Class B Ordinary Shares. After the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Golden Star will become a wholly owned subsidiary of Pubco. The deal is expected to close in the first half of 2024, subject to various conditions, including shareholder approvals and regulatory clearances. Additionally, related agreements such as the Shareholder Support Agreement, Founder Lock-Up Agreement, Seller Lock-Up Agreement, and Registration Rights Agreements have been executed. A press release announcing the merger agreement was also issued.

Upon the Closing, after giving effect to the redemption and any PIPE investment that has been funded prior to or at the Closing, if any, the combined entity shall have net tangible assets of at least $5,000,001.

The Trust Account

As of May 4, 2023, a total of $70,337,513 of the net proceeds from the IPO and the Private Placement transaction completed with the Sponsor, was deposited in a trust account (the “Trust Account”) established for the benefit of the Company’s public shareholders with Wilmington Trust, National Association, acting as trustee. The amount of funds currently in the Trust Account in excess of $69,690,000 and the related interest and dividends earned that are subject to redemption is available to the Company for use as its working capital.

The funds held in the Trust Account will be invested only in United States government treasury bills, bonds or notes having a maturity of 185 days or less, or in money market funds meeting the applicable conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and that invest solely in United States government treasuries. Except with respect to interest and dividends earned on the funds held in the Trust Account that may be released to the Company to pay income or other tax obligations, the proceeds will not be released from the Trust Account until the earlier of the completion of a Business Combination or the Company’s liquidation.

As of December 31, 2023 and December 31, 2022, the Company had $72,039,823 and nil marketable securities held in Trust Account, respectively, and there was a $7,500 overdraft of the available working capital not subject to redemption.

Going Concern Consideration

As of December 31, 2023, the Company had working capital deficit of $503,727 including a $7,500 overdraft of the available cash held in the Trust Account for marketable securities, which indicated a lack of liquidity it needed to sustain operations for a reasonable period of time, which was considered to be one year from the issuance date of the financial statements.

The Company has incurred and expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. These conditions raise substantial doubt about the Company’s ability to continue as a going concern one year from the issuance date of the financial statements. In order to finance transaction cost in connection a Business Combination, the Sponsor or an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, provide the Company related party loans. On July 28, 2023, the Company has secured additional funding of up to $500,000 from the Sponsor through the issuance of a promissory note which will be matured upon the consummation of the initial business combination (see Note 6). There is no assurance that the Company’s plans to consummate a Business Combination will be successful within the Prescribed Time Frame. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements.

NOTE 2. REVISION OF PRIOR PERIOD FINANCIAL INFORMATION

In connection with the preparation of the financial statement for the year ended December 31, 2023, management of the Company identified that cash held in Trust Account (marketable securities held in Trust Account) and deferred underwriting commissions were improperly classified as current assets and current liabilities instead of noncurrent assets and noncurrent liabilities, respectively. In accordance with FASB ASC Topic 210 Balance Sheet, the funds held in the Trust Account should not be classified as current assets as it will be used for other than current operation purposes, and deferred offering commissions should not be classified as current liabilities as it will be settled out of the funds held in the Trust Account. Although the misclassification had no impact to the comparative balance sheet as of December 31, 2022 including beginning accumulated deficit, and no impact to net income or loss as well as net cash flows of the current year, it impacted and requires adjustments to balance sheet line items of the prior period interim financial statements of the current year included in the last two filings of Form 10-Q, and the closing balance sheet as of May 4, 2023 included in the Current Report on Form 8-K.

The following table illustrates the impact of the revision of the cash held in Trust Account (marketable securities held in Trust Account) and deferred underwriting commissions on the audited balance sheet as of May 4, 2023, and the unaudited balance sheets as of June 30, 2023 and September 30, 2023, respectively. The adjustments will not affect total assets and total liabilities on each of the revised balance sheets.

Balance Sheet as of May 4, 2023

	As Previously Reported	Adjustment	As Revised
Current assets:
Cash held in trust account	$70,337,518	$(70,337,518)	$-
Total current assets	70,337,518	(70,337,518)	-
Noncurrent assets:
Cash held in trust account	-	70,337,518	70,337,518
Total noncurrent assets	-	70,337,518	70,337,518

Current liabilities:
Deferred underwriting commissions	$1,725,000	$(1,725,000)	$-
Total current liabilities	2,028,810	(1,725,000)	303,810
Noncurrent liabilities:
Deferred underwriting commissions	-	1,725,000	1,725,000
Total noncurrent liabilities	-	1,725,000	1,725,000

Balance Sheet as of June 30, 2023

	As Previously Reported	Adjustment	As Revised
Current assets:
Marketable securities held in Trust Account	$70,235,068	$(70,235,068)	$-
Total current assets	70,482,936	(70,235,068)	247,868
Noncurrent assets:
Marketable securities held in Trust Account	-	70,235,068	70,235,068
Total noncurrent assets	-	70,235,068	70,235,068

Current liabilities:
Deferred underwriting commissions	$1,725,000	$(1,725,000)	$-
Total current liabilities	1,834,937	(1,725,000)	109,937
Noncurrent liabilities:
Deferred underwriting commissions	-	1,725,000	1,725,000
Total noncurrent liabilities	-	1,725,000	1,725,000

Balance Sheet as of September 30, 2023

	As Previously Reported	Adjustment	As Revised
Current assets:
Marketable securities held in Trust Account	$71,086,492	$(71,086,492)	$-
Total current assets	71,182,926	(71,086,492)	96,434
Noncurrent assets:
Marketable securities held in Trust Account	-	71,086,492	71,086,492
Total noncurrent assets	-	71,086,492	71,086,492

Current liabilities:
Deferred underwriting commissions	$1,725,000	$(1,725,000)	$-
Total current liabilities	2,083,948	(1,725,000)	358,948
Noncurrent liabilities:
Deferred underwriting commissions	-	1,725,000	1,725,000
Total noncurrent liabilities	-	1,725,000	1,725,000

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholders’ approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Accordingly, the actual results could differ significantly from those estimates.

Cash in Escrow

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2023 and 2022. The Company had cash held in escrow of nil and $37,423 as of December 31, 2023 and 2022, respectively.

Marketable Securities Held in Trust Account

The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest and dividends earned on marketable securities held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information. As of December 31, 2023 and December 31, 2022, the Company had $72,039,823 and nil marketable securities held in Trust Account, respectively, and there was a $7,500 overdraft of the available working capital not subject to redemption. The available working capital held in Trust Account was the excess amount over $69,690,000 from IPO and any interest and dividends earned which are subject to redemption.

During the year ended December 31, 2023, interest and dividends earned from the Trust Account amounted to $2,357,323, of which $2,039,660 were reinvested in the Trust Account, $317,663 was accrued income on investments held in the Trust Account.

During the year ended December 31, 2022, no balance of marketable securities and no related investment income as the account had not opened.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A – “Expenses of Offering”. Offering costs consisted of principally of professional and registration fees incurred that were directly related to the Initial Public Offering. Upon completion of the Initial Public Offering, offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to the Rights were charged to the shareholders’ equity. Offering costs allocated to the ordinary shares were charged against the carrying value of ordinary shares subject to possible redemption upon the completion of the Initial Public Offering.

Income Taxes

The Company complies with the accounting and reporting requirements Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits as of December 31, 2023 and 2022, and no amounts were accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position.

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

On August 16, 2022, the U.S. Government enacted legislation commonly referred to as the Inflation Reduction Act. The main provisions of the Inflation Reduction Act (the “IR Act”) that we anticipate may impact us is a 1% excise tax on share repurchases. Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Because there is possibility that the Company may acquire a U.S. domestic corporation or engage in a transaction in which a domestic corporation becomes parent or affiliate to the Company and the Company may become a “covered corporation” as a listed Company in Nasdaq. The management team has evaluated the IR Act as of December 31, 2023 and does not believe it would have a material effect on the Company, and will continue to evaluate its impact.

Ordinary Shares Subject to Possible Redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital and accumulated deficit if additional paid in capital equals to zero. The interest and dividends earned by the marketable security held in trust, and the extension fee invest into the marketable security held in trust, were also recognizes in redemption value against additional paid-in capital and accumulated deficit immediately. The proceeds on the deposit in the Trust account, including interest (which interest shall be net of taxes payable, and less up to $50,000 of interest to pay dissolution expenses) will be used to fund the redemption of the public shares.

Net Income (Loss) Per Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net income (loss) less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the ordinary shares subject to possible redemption was considered to be dividends paid to the public shareholders.

The calculation of diluted net income (loss) per ordinary shares and related weighted average of the ordinary shares does not consider the effect of the rights issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the rights are contingent upon the occurrence of future events. As of December 31, 2023, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares in the earnings of the Company. As a result, diluted net income (loss) per ordinary shares is the same as basic net income (loss) per ordinary share for the periods presented.

The net income (loss) per share presented in the statements of operations is based on the following:

	For the year ended of December 31, 2023	For the year ended of December 31, 2022
Net income (loss)	$1,499,586	$(5,700)
Less: remeasurement to redemption value	(16,792,086)	-
Less: Interest and dividends earned in Trust Account to be allocated to redeemable shares	(2,357,323)	-
Net loss excluding investment income in Trust Account	$(17,649,823)	$(5,700)

	For the year ended December 31, 2023		For the year ended December 31, 2022
	Non- redeemable shares	Redeemable shares	Non- redeemable shares	Redeemable shares
Basic and Diluted net income (loss) per share:
Numerators:
Allocation of net losses	$(5,247,650)	$(12,402,173)	$(5,700)	$-
Accretion of temporary equity	-	16,792,086	-
Accretion of temporary equity- investment income earned	-	2,357,323	-	-
Allocation of net income (loss)	$(5,247,650)	$6,747,236	$(5,700)	$-
Denominators:
Weighted-average shares outstanding	1,927,704	4,555,890	1,725,000	-
Basic and diluted net income (loss) per share	$(2.72)	$1.48	$(0.00)	$-

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account held in escrow. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Recently Issued Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 4. INITIAL PUBLIC OFFERING

On May 4, 2023, the Company sold 6,900,000 Units (including the issuance of 900,000 Units as a result of the underwriter’s full exercise of the over-allotment) at a price of $10.00 per Unit, generating gross proceeds of $69,000,000 related to the IPO. Each Unit consists of one Ordinary Share and one right to receive two-tenths (2/10) of an Ordinary Share upon the consummation of an Initial Business Combination. Each five rights entitle the holder thereof to receive one Ordinary Share at the closing of a Business Combination. No fractional shares will be issued.

At December 31, 2023, the ordinary shares reflected in the balance sheet are reconciled in the following table:

Gross proceeds from Public Shares	$69,000,000
Less:
Proceeds allocated to public rights	(13,059,498)
Allocation of offering costs related to ordinary shares	(3,042,588)
Plus:
Accretion of carrying value to redemption value	16,792,086
Subsequent measurement of ordinary shares subject to possible redemption (interest and dividends earned on Trust Account)	2,357,323
Ordinary shares subject to possible redemption (plus any interest and dividends earned on the Trust Account)	$72,047,323

NOTE 5. PRIVATE PLACEMENT

Concurrently with the closing of the IPO, the Sponsor purchased an aggregate of 307,000 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $3,070,000 in a Private Placement. The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

NOTE 6. RELATED PARTY TRANSACTIONS

Founder Shares

On September 17, 2021, the Company issued 2,875,000 founder shares to the Sponsor (“Founder Shares”) for $25,000. On December 14, 2022, the Sponsor surrendered 1,150,000 shares for no consideration. All share amounts and related information have been retroactively restated to reflect the share surrender (see Note 8). As a result of such share surrender, the Sponsor of the Company held 1,725,000 Founder Shares as of December 31, 2022, which include an aggregate of up to 225,000 Ordinary Shares subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part.

Since the underwriters exercised the over-allotment in full at the closing of the IPO on May 4, 2023, no Founder Shares are subject to forfeiture.

Administrative Services Agreement

The Company entered into an administrative services agreement, commencing on May 1, 2023, through the earlier of the Company’s consummation of a Business Combination or its liquidation, to pay to the Sponsor a total of $10,000 per month for office space, secretarial and administrative services provided to members of the Company’s management team. For the year ended December 31, 2023, the Company incurred $79,032 in fees for these services and remain unpaid which was included as accrued liabilities as of December 31, 2023.

Promissory Note — Sponsor

On August 11, 2021, the Company issued an unsecured promissory note to the Sponsor which was later amended on January 12, 2022 and January 4, 2023. Pursuant to the promissory note and its amendments (the “Promissory Note”), the Company may borrow up to an aggregate principal amount of $500,000, which is non-interest bearing and payable on the earlier of (i) December 31, 2023 or (ii) the consummation of the IPO. On April 6, 2023, the Company transferred all of the cash balance of $181,573 in the escrow account to the Sponsor, which was deemed to be a partial repayment of the principal owed under the Promissory Note. On May 4, 2023, the remaining balance was fully repaid upon the consummation of the IPO. As of December 31, 2023 and 2022, the Company had borrowed an aggregate amount of nil and $300,000, respectively, evidenced by the Promissory Note.

On July 28, 2023, the Company issued an unsecured promissory note to the Sponsor. Pursuant to the promissory note (the “Second Promissory Note”), the Company may borrow up to an aggregate principal amount of $500,000, which is non-interest bearing and payable upon the consummation of the Company’s initial Business Combination. The Second Promissory Notes have no conversion feature, and no collateral. The Sponsor waives any and all right, title, interest or claim of any kind in or to any distribution of or from the Trust Account, and agrees not to seek resources, reimbursement, payment or satisfaction for any claim against the Trust Account for any reason whatsoever. As of December 31, 2023, the Company had borrowed an aggregate amount of nil regarding to the Second Promissory Note.

Due from and due to Sponsor

The balance of $2,300 due from Sponsor as of December 31, 2022 was fully repaid. As of December 31, 2023, there was no balance due from Sponsor.

For the year ended December 31, 2023, the Sponsor paid operating expenses on behalf of the Company in the amount of $328,821. The payments made by the Sponsor were not considered as drawdown of the Second Promissory Note. As of December 31, 2023 and 2022, the balance due to Sponsor was $328,821 and nil, respectively.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the Republic of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Recently in October 2023, the military conflict between Israel and militant groups led by Hamas has also caused uncertainty in the global markets. As of the date of the financial statements, the full impact of the war between Russia and Ukraine, the war between Israel and Hamas, and related global economic disruptions on our financial condition and results of operations as well as the consummation of our business combination remains uncertain. The management will continuously evaluate the effect to the Company.

Registration Rights

The holders of the founder shares and private placement units will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company engaged Ladenburg Thalmann & Co. Inc. as its underwriter. The Company granted the underwriter a 45-day option to purchase up to 900,000 additional Units to cover over-allotments at $10.00 per Unit, less the underwriting discounts and commissions. On May 4, 2023, the underwriters exercised the over-allotment in full.

On May 4, 2023, the Company paid a cash underwriting commission of 2.0% of the gross proceeds of the IPO, or $1,380,000.

The underwriters are entitled to a deferred underwriting commission of 2.5% of the gross proceeds of the IPO, or $1,725,000, which will be paid from the funds held in the Trust Account upon completion of the Company’s initial Business Combination subject to the terms of the underwriting agreement.

Professional Fee

The Company agrees to pay its legal counsel a total of $400,000 for the professional services in connection with the Company’s business combination. The retainer of $100,000 was paid in June 2023, and the service fee of $150,000 due upon execution of the Merger Agreement and filing of the registration statement was paid in November, 2023. The remaining $150,000 shall be payable at the closing of the business combination.

NOTE 8. SHAREHOLDERS’ EQUITY

Ordinary Shares — The Company is authorized to issue 50,000,000 ordinary shares, with a par value of $0.001 per share. Holders of the ordinary shares are entitled to one vote for each ordinary share. At December 31, 2022, there was 1,725,000 Ordinary Shares issued and outstanding, of which 225,000 were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full, so that the Sponsor will own 20% of the issued and outstanding shares after the IPO (see Note 6). On May 4, 2023, the underwriter fully exercised the over-allotment option, as such there are no ordinary shares subject to forfeiture.

On May 4, 2023, the Company issued 307,000 shares to the Sponsor upon the completion of the Private Placement (see Note 5). As of December 31, 2023, there was 2,032,000 Ordinary Shares issued and outstanding.

The 6,900,000 Ordinary Shares issued in the IPO subject to possible redemption are excluded from the shareholders’ equity.

Rights — Except in cases where the Company is not the surviving Company in a business combination, the holders of the rights will automatically receive 2/10 of an Ordinary Share upon consummation of the Company’s initial business combination. In the event the Company will not be the surviving company upon completion of the initial business combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the 2/10 of an Ordinary Share underlying each right upon consummation of the business combination. As of December 31, 2023, no rights had been converted into Ordinary Shares.

NOTE 9. FAIR VALUE MEASUREMENTS

The Company complies with ASC 820, “Fair Value Measurements”, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. ASC 820 determines fair value to be the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2023, assets held in the Trust Account were entirely comprised of marketable securities.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

Assets as of December 31, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Marketable Securities held in Trust Account	$72,039,823	$-	$-

At December 31, 2022, the Company did not have any assets measured at fair value on a recurring basis.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred up to March 29, 2024, the date the financial statements were issued, except as disclosed below and elsewhere in the notes to the financial statements, no other subsequent events were identified that would have required adjustment or disclosure in the financial statements:

Subsequent to December 31, 2023, the Company drew down $460,000 from the Second Promissory Note to pay the extension contribution of $230,000 each for February 2024 and March 2024, respectively. The full amounts were deposited into the Trust Account immediately.

Subsequent to December 31, 2023, the Sponsor paid a total of $276,026 operating expenses on behalf of the Company. The payment by the Sponsor was not considered as a drawdown of the Second Promissory Note. As of March 29, 2024, the total amount due to Sponsor was $604,847.

NOTE 11. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR’S REPORT

Approval of the Extension Fee Reduction Proposal:

An extraordinary shareholder meeting was held on April 1, 2024. At the meeting, the shareholders approved the Extension Fee Reduction Proposal, which allows the Sponsor to deposit an amount equal to $0.02 for each outstanding public share into the Trust Account to extend the date to consummate an initial business combination, beginning on April 4th following the approval of the proposal.

Shares Redemption:

In connection with the aforementioned shareholder meeting held on April 1, 2024, and the votes to approve the Extension Fee Reduction Proposal, 1,596,607 Public Shares were rendered for redemption. As of the date of this proxy statement, all such Public Shares were redeemed, which resulted in a total of 5,303,393 remaining Public Shares after the completion of such process.

Amendment of Promissory Note:

On April 1, 2024, the Company amended an unsecured promissory note to the Sponsor originally issued at July 28, 2023. Pursuant to the amended promissory note (the “Amended Second Promissory Note”), the Company may borrow up to an aggregate principal amount of $1,000,000, which is non-interest bearing and payable upon the consummation of the Company’s initial Business Combination. As of the date of this proxy statement, the total drawdown under the Amended Second Promissory Note was $672,136, which included additional extension contributions of $212,136 for April and May 2024.

Annex A

BUSINESS COMBINATION AGREEMENT

by and among

GOLDEN STAR ACQUISITION CORPORATION,
as Purchaser,

G-STAR MANAGEMENT CORPORATION
in the capacity as the Purchaser Representative,

GAMEHAUS HOLDINGS INC.,
as Pubco,

GAMEHAUS 1 INC.,
as First Merger Sub,

GAMEHAUS 2 INC.,
as Second Merger Sub,

and

GAMEHAUS INC.,
as the Company

Dated as of September 16, 2023

ARTICLE I
MERGERS		2
1.1	The Mergers	2
1.2	Effective Time	3
1.3	Effect of the Mergers	4
1.4	Organizational Documents of the Surviving Company, the Surviving Entity, and Pubco	5
1.5	Directors, Officers and Management at Effective Time	5
1.6	Transaction Expenses and Payment Spreadsheet	6

ARTICLE II
CONVERSION OF SECURITIES; EXCHANGE OF COMPANY SHARES		7
2.1	Conversion of Company Shares	7
2.2	Conversion of Issued Securities of Purchaser	8
2.3	No Liability	9
2.4	Taking of Necessary Action; Further Action	9
2.5	Fractional Shares	9
2.6	Appraisal and Dissenter’s Rights	10

ARTICLE III
CLOSING		10
3.1	Closing	10
3.2	Payment of Merger Consideration	11
3.3	Withholding Rights	14
3.4	Transfer Taxes	14

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER		14
4.1	Organization and Standing	14
4.2	Authorization; Binding Agreement	15
4.3	Governmental Approvals	15
4.4	Non-Contravention	16
4.5	Capitalization	16
4.6	SEC Filings; Purchaser Financials; Internal Controls	17
4.7	Absence of Certain Changes	19
4.8	Compliance with Laws	19
4.9	Actions; Orders; Permits	20
4.10	Taxes and Returns	20
4.11	Employees and Employee Benefit Plans	21
4.12	Properties	21
4.13	Material Contracts	21
4.14	Transactions with Affiliates	22
4.15	Investment Company Act; JOBS Act	22

Annex A-i

4.16	Finders and Brokers	22
4.17	Certain Business Practices	22
4.18	Insurance	23
4.19	Information Supplied	23
4.20	Independent Investigation	24
4.21	Trust Account	24
4.22	Registration and Listing	25
4.23	Termination of Prior Merger Agreements	25
4.24	PIPE Investment	25
4.25	Exclusivity of Representations and Warranties	26

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PUBCO, FIRST MERGER SUB AND SECOND MERGER SUB		26
5.1	Organization and Standing	26
5.2	Authorization; Binding Agreement	27
5.3	Governmental Approvals	27
5.4	Non-Contravention	27
5.5	Capitalization	28
5.6	Activities of Pubco, First Merger Sub and Second Merger Sub	28
5.7	Actions	29
5.8	Finders and Brokers	29
5.9	Investment Company Act	29
5.10	Intended Tax Treatment	29
5.11	Information Supplied	29
5.12	Independent Investigation	30
5.13	Exclusivity of Representations and Warranties	30

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF THE COMPANY		31
6.1	Organization and Standing	31
6.2	Authorization; Binding Agreement	31
6.3	Capitalization	32
6.4	Subsidiaries; Investments	33
6.5	Governmental Approvals	34
6.6	Non-Contravention	34
6.7	Financial Statements	35
6.8	Absence of Certain Changes	36
6.9	Compliance with Laws	36
6.10	Company Permits	37
6.11	Litigation	38
6.12	Material Contracts	38
6.13	Intellectual Property	40
6.14	Taxes and Returns	44

Annex A-ii

6.15	Real Property	45
6.16	Personal Property	45
6.17	Title to and Sufficiency of Assets	45
6.18	Employee Matters	46
6.19	Benefit Plans	48
6.20	Environmental Matters	49
6.21	Transactions with Related Persons	50
6.22	Insurance	50
6.23	Top Vendors	51
6.24	Certain Business Practices	51
6.25	Investment Company Act	52
6.26	Finders and Brokers	52
6.27	Books and Records	52
6.28	Takeover Statutes and Charter Provisions	53
6.29	Powers of Attorney	53
6.30	Information Supplied	53
6.31	Board Approval	53
6.32	Independent Investigation	54
6.33	Exclusivity of Representations and Warranties	54

ARTICLE VII
COVENANTS		55
7.1	Access and Information	55
7.2	Conduct of Business of the Company, Pubco, First Merger Sub and Second Merger Sub	56
7.3	Conduct of Business of Purchaser	58
7.4	Annual and Interim Financial Statements	61
7.5	Purchaser Public Filings	61
7.6	No Solicitation	61
7.7	No Trading	62
7.8	Notification of Certain Matters	63
7.9	Efforts; Regulatory Approvals	63
7.10	Further Assurance and Support	65
7.11	The Registration Statement	66
7.12	Public Announcements	69
7.13	Confidential Information	70
7.14	Post-Closing Board of Directors and Executive Officers	72
7.15	Indemnification of Directors and Officers; Tail Insurance	72
7.16	Trust Account Proceeds	73
7.17	PIPE Investment	73
7.18	Tax Matters	74
7.19	Anti-Takeover Matters	74

Annex A-iii

7.20	Securityholder Litigation	75
7.21	Shareholder Support Agreement	75
7.22	Retention of Proxy Solicitation Agent	75
7.23	Delisting and Deregistration	75
7.24	Employment Agreements	75

ARTICLE VIII
CLOSING CONDITIONS		76
8.1	Conditions to Each Party’s Obligations	76
8.2	Conditions to Obligations of the Company, Pubco, First Merger Sub and Second Merger Sub	77
8.3	Conditions to Obligations of Purchaser	79
8.4	Frustration of Conditions	80

ARTICLE IX
TERMINATION AND EXPENSES		80
9.1	Termination	80
9.2	Effect of Termination	82
9.3	Fees and Expenses	82

ARTICLE X
WAIVERS AND RELEASES		83
10.1	Waiver of Claims Against Trust	83

ARTICLE XI
MISCELLANEOUS		84
11.1	Notices	84
11.2	Binding Effect; Assignment	85
11.3	Third Parties	85
11.4	Nonsurvival of Representations, Warranties and Covenants	85
11.5	Governing Law; Jurisdiction	86
11.6	WAIVER OF JURY TRIAL	86
11.7	Specific Performance	87
11.8	Severability	87
11.9	Amendment	87
11.10	Waiver	87
11.11	Entire Agreement	88
11.12	Interpretation	88
11.13	Counterparts	89
11.14	No Recourse	89
11.15	Purchaser Representative	89
11.16	Legal Representation	91

ARTICLE XII
DEFINITIONS		91
12.1	Certain Definitions	91
12.2	Section References	103

Annex A-iv

INDEX OF ANNEXES AND EXHIBITS

Exhibit Description

Exhibit A	Form of Seller Lock-Up Agreement
Exhibit B	Form of Company Shareholder Support Agreement
Exhibit C	Form of Founder Lock-Up Agreement
Exhibit D	Intentionally Omitted
Exhibit E	Form of Founder Amended and Restated Registration Rights Agreement
Exhibit F	Form of Seller Registration Rights Agreement
Exhibit G	Form of Equity Incentive Plan
Exhibit H	Form of Non-Competition Agreement
Exhibit I	Form of Amended Pubco Charter
Exhibit J	Form of First Merger Plan of Merger
Exhibit K	Form of Second Merger Plan of Merger

Annex A-v

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of September 16, 2023 by and among: (i) Golden Star Acquisition Corporation, an exempted company incorporated with limited liability in the Cayman Islands (“Purchaser”), (ii) G-Star Management Corporation, a British Virgin Islands company, in the capacity as, from and after the Closing, the representative for Purchaser and the shareholders of Purchaser immediately prior to the Effective Time in accordance with the terms and conditions of this Agreement (“Purchaser Representative”), (iii) Gamehaus Holdings Inc., an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Company (“Pubco”), (iv) Gamehaus 1 Inc., an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (“First Merger Sub”); (v) Gamehaus 2 Inc., an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (“Second Merger Sub”), and (vi) Gamehaus Inc., an exempted company incorporated with limited liability in the Cayman Islands (the “Company”). Purchaser, Purchaser Representative, Pubco, First Merger Sub, Second Merger Sub, and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS:

WHEREAS, on the date hereof the Sellers (as defined herein) collectively own 100% of the issued and outstanding shares of the Company;

WHEREAS, Pubco is a Cayman Islands exempted company and a wholly-owned subsidiary of the Company, and both First Merger Sub and Second Merger Sub are wholly owned by Pubco;

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby (a) First Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly-owned subsidiary of Pubco and the outstanding shares of the Company being converted into the right to receive shares of Pubco (the Company, in its capacity as the surviving company of the First Merger, is sometimes referred to herein as the “Surviving Company”); and (b) one (1) Business Day (as defined herein) following, and as part of the same overall transaction as the First Merger, Second Merger Sub will merge with and into Purchaser (the “Second Merger”, and together with the First Merger, the “Mergers”), with Purchaser surviving the Second Merger as a wholly-owned subsidiary of Pubco and the outstanding securities of Purchaser being converted into the right to receive shares of Pubco (Purchaser, in its capacity as the surviving company of the Second Merger, is sometimes referred to herein as the “Surviving Entity”) (the Mergers, together with the other transactions contemplated by this Agreement and the Ancillary Documents (as defined below), the “Transactions”), all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of applicable Law;

WHEREAS, simultaneously with the execution and delivery of this Agreement, certain Sellers set forth on Section 1.1(a) of the Company Disclosure Schedules have entered into (a) a Lock-Up Agreement with Pubco and the Purchaser Representative, the form of which is attached as Exhibit A hereto (each, a “Seller Lock-Up Agreement”), which will become effective as of the Closing; and (b) a Company Shareholder Support Agreement with the Company and Purchaser, the form of which is attached as Exhibit B hereto (the “Company Shareholder Support Agreement”);

Annex A-1

WHEREAS, simultaneously with the execution and delivery of this Agreement, Sponsor and certain Purchaser Shareholders have entered into a Lock-Up Agreement with Pubco and the Company, the form of which is attached as Exhibit C hereto (each, a “Founder Lock-Up Agreement”), which will become effective as of the Closing;

WHEREAS, the boards of directors or similar governing bodies of each of Purchaser, Pubco, First Merger Sub, Second Merger Sub and the Company have each (a) determined that the Transactions are fair, advisable and in the best commercial interests of their respective companies and shareholders, and (b) approved this Agreement and the Transactions, upon the terms and subject to the conditions set forth herein and in accordance with the Cayman Companies Act (each as defined herein);

WHEREAS, for United States federal income tax purposes, the parties intend that the Mergers will qualify as a “reorganization” within the meaning of Section 368 of the Code, and the Treasury Regulations promulgated thereunder, and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for purposes of Section 368 of the Code (“Intended Tax Treatment,” as defined in Section 7.18 of this Agreement); and

WHEREAS, certain capitalized terms used herein are defined in Article XII hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I
MERGERS

1.1 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, including, without limitation, Article VIII, and in accordance with the First Merger Plan of Merger (as defined in Section 1.2(a) below) and the Cayman Companies Act, on the Business Day prior to the Effective Time, First Merger Sub shall be merged with and into the Company. As a result of the First Merger, the separate corporate existence of First Merger Sub shall cease and the Company shall continue its corporate existence as the surviving company (within the meaning of the Cayman Companies Act) in the First Merger pursuant to the provisions of the First Merger Plan of Merger (as defined in Section 1.2(a) below) and the Cayman Companies Act, as a direct, wholly-owned subsidiary of Pubco.

(b) Upon the terms and subject to the conditions set forth in this Agreement, including, without limitation, Article VIII, and in accordance with the Second Merger Plan of Merger (as defined in Section 1.2(b) below) and the Cayman Companies Act, at the Effective Time and one Business Day following the First Merger, Second Merger Sub shall be merged with and into Purchaser. As a result of the Second Merger, the separate corporate existence of the Second Merger Sub shall cease and Purchaser shall continue as the surviving entity (within the meaning of the Cayman Companies Act) in the Second Merger pursuant to the provisions of the Second Merger Plan of Merger (as defined in Section 1.2(b) below) and the Cayman Companies Act, as a directly, wholly-owned subsidiary of Pubco.

Annex A-2

1.2 Effective Time. As promptly as practicable, but in no event later than three (3) Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing):

(a) Pubco, First Merger Sub and the Company shall cause the First Merger to be consummated by executing a plan of merger (the “First Merger Plan of Merger”), in such form as is required by, and executed in accordance with, the relevant provisions of the Cayman Companies Act and mutually agreed by the parties (to be in substantially the form attached as Exhibit J to this Agreement), filing the First Merger Plan of Merger and all such other documents (including, without limitation, a director’s declaration by a director of each of the Company and First Merger Sub made in accordance with Section 233(9) of the Cayman Companies Act) required to effect the First Merger pursuant to the Cayman Companies Act with the Cayman Registrar as provided in Section 233 of the Cayman Companies Act (the “First Merger Documents”), and making such other filings or records and taking such other actions as may be required in accordance with the applicable provisions of the Cayman Companies Act to make the First Merger effective hereinafter. The First Merger shall become effective at the time when the applicable First Merger Documents are registered by the Cayman Registrar (such effective time being the “First Merger Effective Time”); and,

(b) on the Business Day following the First Merger Effective Time, Pubco, Second Merger Sub and Purchaser shall cause the Second Merger to be consummated by executing a plan of merger (the “Second Merger Plan of Merger”), in such form as is required by, and executed in accordance with, the relevant provisions of the Cayman Companies Act and mutually agreed by the parties (to be in substantially the form attached as Exhibit K to this Agreement), filing the Second Merger Plan of Merger and all such other documents (including, without limitation, a director’s declaration by a director of each of the Company and Second Merger Sub made in accordance with Section 233(9) of the Cayman Companies Act) required to effect the Second Merger pursuant to the Cayman Companies Act with the Cayman Registrar as provided in Section 233 of the Cayman Companies Act (the “Second Merger Documents”, and, with the First Merger Documents, the “Merger Documents”), and making such other filings or records and taking such other actions as may be required in accordance with the applicable provisions of the Cayman Companies Act to make the Second Merger effective hereinafter. The Second Merger shall become effective at the time of the Closing Date when the applicable Second Merger Documents are registered by the Cayman Registrar (such time being the “Effective Time”).

Annex A-3

1.3 Effect of the Mergers.

(a) At the First Merger Effective Time, the effect of the First Merger shall be as provided in the applicable provisions of this Agreement, the First Merger Plan of Merger, and the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the First Merger Effective Time, (i) all the rights, the property of every description including choses in action, business, undertaking, goodwill, benefits, immunities and privileges of the Company and First Merger Sub shall immediately vest in the Surviving Company, (ii) all Company Shares issued and outstanding immediately prior to the First Merger Effective Time shall be cancelled and converted into the right to receive shares and convertible securities of Pubco, as provided in Section 2.1, (iii) all First Merger Sub Ordinary Share(s) issued and outstanding immediately prior to the First Merger Effective Time shall be cancelled and converted into the right to receive the same class and number of shares of the Surviving Company, (iv) the Initial Pubco Share (as defined below) shall be surrendered by the Company for nil consideration as provided in Section 2.1(d), (v) all the mortgages, charges or security interests, and all contracts, obligations, claims, debts and liabilities of each of the Company and First Merger Sub shall become the mortgages, charges or security interests, and all contracts, obligations, claims, debts and liabilities of the Surviving Company, and (vi) the separate corporate existence of First Merger Sub shall cease.

(b) At the Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Second Merger Plan of Merger, and the applicable provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, (i) all the rights, the property of every description including choses in action, business, undertaking, goodwill, benefits, immunities and privileges of Purchaser and Second Merger Sub shall immediately vest in the Surviving Entity, (ii) all outstanding Purchaser Ordinary Shares shall be converted into the right to receive Pubco Ordinary Shares, as provided in Section 2.2, (iii) all outstanding Purchaser Rights shall be converted into such number of Pubco Ordinary Shares as provided in Section 2.2, (iv) all the mortgages, charges or security interests, and all contracts, obligations, claims, debts and liabilities of each of Purchaser and Second Merger Sub shall become the mortgages, charges or security interests, and all contracts, obligations, claims, debts and liabilities of the Surviving Entity, and (v) the separate corporate existence of Second Merger Sub shall cease.

(c) US TAX TREATMENT. FOR U.S. FEDERAL INCOME TAX PURPOSES. THE MERGERS ARE INTENDED TO CONSTITUTE “REORGANIZATIONS” WITHIN THE MEANING OF SECTION 368(A) OF THE CODE. THE PARTIES TO THIS AGREEMENT HEREBY (I) ADOPT THIS AGREEMENT AS A “PLAN OF REORGANIZATION” WITHIN THE MEANING OF SECTION 1.368-2(G) OF THE UNITED STATES TREASURY REGULATIONS, (II) AGREE TO FILE AND RETAIN SUCH INFORMATION AS SHALL BE REQUIRED UNDER SECTION 1.368-3 OF THE UNITED STATES TREASURY REGULATIONS, AND (III) AGREE TO FILE ALL TAX AND OTHER INFORMATIONAL RETURNS ON A BASIS CONSISTENT WITH SUCH CHARACTERIZATION. NOTWITHSTANDING THE FOREGOING OR ANYTHING ELSE TO THE CONTRARY CONTAINED IN THIS AGREEMENT, THE PARTIES ACKNOWLEDGE AND AGREE THAT NO PARTY IS MAKING ANY REPRESENTATION OR WARRANTY AS TO THE QUALIFICATION OF THE MERGERS AS REORGANIZATIONS UNDER SECTION 368 OF THE CODE OR AS TO THE EFFECT, IF ANY, THAT ANY TRANSACTION CONSUMMATED ON, AFTER OR PRIOR TO THE EFFECTIVE TIME HAS OR MAY HAVE ON ANY SUCH REORGANIZATION STATUS. EACH OF THE PARTIES ACKNOWLEDGES AND AGREES THAT EACH (I) HAS HAD THE OPPORTUNITY TO OBTAIN INDEPENDENT LEGAL AND TAX ADVICE WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND (II) IS RESPONSIBLE FOR PAYING ITS OWN TAXES, INCLUDING ANY ADVERSE TAX CONSEQUENCES THAT MAY RESULT IF THE MERGERS IS DETERMINED NOT TO QUALIFY AS A REORGANIZATION UNDER SECTION 368 OF THE CODE.

Annex A-4

1.4 Organizational Documents of the Surviving Company, the Surviving Entity, and Pubco.

(a) At the First Merger Effective Time, the Surviving Company shall adopt and file, or cause to be filed, with the Cayman Registrar the new memorandum and articles of association (the “Surviving Company Charter”), which are substantially in the form of the memorandum and articles of association of First Merger Sub, as in effect immediately prior to the First Merger Effective Time, as the memorandum and articles of association of the Surviving Company; provided, that at the First Merger Effective Time, references therein to the name of the Surviving Company shall be amended to be such name as reasonably determined by the Company.

(b) At the Effective Time, (i) the Surviving Entity shall adopt and file, or cause to be filed, with the Cayman Registrar the new memorandum and articles of association (the “Surviving Entity Charter”), which are substantially in the form of the memorandum and articles of association of Second Merger Sub, as in effect immediately prior to the Effective Time, as the memorandum and articles of association of the Surviving Entity; provided, that at the Effective Time, references therein to the name of the Surviving Entity shall be amended to be such name as reasonably determined by Purchaser.

(c) At the Effective Time, the Pubco Charter shall be amended and restated in its entirety to be in substantially the form of the Amended Pubco Charter attached as Exhibit I (with such changes as may be agreed in writing by Purchaser and the Company prior to the Effective Time) and Pubco shall file, or cause to be filed, the Amended Pubco Charter with the Cayman Registrar.

1.5 Directors, Officers and Management at Effective Time.

(a) At the First Merger Effective Time, the board of directors and executive officers of the Surviving Company shall be such directors and officers as appointed by the Company and, in the case of the board of directors, as set out in the First Merger Plan of Merger, each to hold office in accordance with the provisions of the Cayman Companies Act and the Surviving Company Charter until their respective successors are duly elected or appointed and qualified.

(b) At the Effective Time, the board of directors and executive officers of the Surviving Entity shall be such directors and officers as agreed between the Company and Pubco and, in the case of the board of directors, as set out in the Second Merger Plan of Merger, each to hold office in accordance with the provisions of the Cayman Companies Act and the Surviving Entity Charter until their respective successors are duly elected or appointed and qualified.

Annex A-5

(c) From and after the Effective Time, subject to Section 7.14(a) of this Agreement, the Persons identified on Section 1.5 of the Company Disclosure Schedules shall be elected as the directors of Pubco, each to hold office in accordance with the Organizational Documents of Pubco. From and after the Effective Time, subject to Section 7.14(b) of this Agreement, the officers of the Company holding such positions immediately prior to the Effective Time, as set forth on Section 1.5 of the Company Disclosure Schedules shall be the officers of Pubco, each such officer to hold office in accordance with the Organizational Documents of Pubco.

1.6 Transaction Expenses and Payment Spreadsheet.

(a) No later than three (3) Business Days prior to the Closing Date, the Company shall provide to Purchaser a written report setting forth a list of all of the Company Transaction Expenses (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date (the “Company Transaction Expenses Certificate”). For the avoidance of doubt, nothing contained herein shall affect any invoices to the Company to be paid for any Company Transaction Expenses incurred in good faith after the delivery of the Company Transaction Expenses Certificate.

(b) As soon as reasonably practicable (but in any event no later than three (3) Business Days) prior to the Closing Date, Purchaser shall deliver to the Company written notice setting forth: (A) the aggregate amount of cash proceeds that will be required to satisfy the exercise of the Redemption; (B) a written report setting forth a list of all of the Purchaser Transaction Expenses (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date (the “Purchaser Transaction Expenses Certificate”); and (C) the aggregate amount of all loans made by Sponsor or any of its Affiliates to Purchaser (x) as of the date of this Agreement and (y) during the period between the date of this Agreement and the Closing (the “Purchaser Financing Certificate”). For the avoidance of doubt, subject to Section 7.3 (b)(xxii) and Section 9.3(b), nothing contained herein shall affect Purchaser’s ability to be reimbursed (and any invoices to Purchaser to be paid) for any Purchaser Transaction Expenses incurred in good faith after the delivery of the Purchaser Transaction Expenses Certificate.

(c) At the Closing, (i) Pubco shall pay or cause to be paid by wire transfer of immediately available funds all accrued and unpaid Company Transaction Expenses as set forth in the Company Transaction Expenses Certificate pursuant to Section 1.6(a), which shall include the respective amounts and wire transfer instructions for the payment thereof, (ii) Purchaser shall pay or cause to be paid by wire transfer of immediately available funds all accrued and unpaid Purchaser Transaction Expenses as set forth in the Purchaser Transaction Expenses Certificate pursuant to Section 1.6(b), and (iii) Purchaser shall repay the outstanding amount due under loans made by Sponsor or any of its Affiliates to Purchaser in accordance with the Purchaser Financing Certificate.

Annex A-6

ARTICLE II
CONVERSION OF SECURITIES; EXCHANGE OF COMPANY Shares

2.1 Conversion of Company Shares. At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any Party or the holders of any of the following securities:

(a) Company Ordinary Share. Each Company Ordinary Share that is issued and outstanding immediately prior to the First Merger Effective Time, except for the Company Specially Designated Ordinary Shares, shall, as of the First Merger Effective Time, be canceled by virtue of the First Merger and converted into the right to receive such number of Pubco Class A Ordinary Shares equal to the Exchange Ratio. All of the Company Ordinary Shares converted into the right to receive Pubco Class A Ordinary Shares shall no longer be issued and outstanding and shall automatically be cancelled and shall cease to exist, the register of members of the Surviving Company shall be updated promptly at the First Merger Effective Time to reflect such cancellation, and each holder of a share certificate of the Company previously representing any such shares of Company Ordinary Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the Pubco Class A Ordinary Shares into which such Company Ordinary Shares shall have been converted in the First Merger and as otherwise provided under the Cayman Companies Act.

(b) Company Specially Designated Ordinary Share. Each Company Specially Designated Ordinary Share that is issued and outstanding immediately prior to the First Merger Effective Time shall, as of the First Merger Effective Time, be canceled by virtue of the First Merger and converted into the right to receive the number of Pubco Class B Ordinary Shares equal to the Exchange Ratio (which consideration, collectively with the per share consideration described in Section 2.1(a), shall hereinafter be referred to as the “Company Merger Consideration”). All of the Company Specially Designated Ordinary Shares converted into the right to receive Pubco Class B Ordinary Shares shall no longer be issued and outstanding and shall automatically be cancelled and shall cease to exist, the register of members of the Company shall be updated promptly at the First Merger Effective Time to reflect such cancellation, and each holder of a share certificate of the Company previously representing any such shares of Company Specially Designated Ordinary Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the Pubco Class B Ordinary Shares into which such Company Specially Designated Ordinary Shares shall have been converted in the First Merger and as otherwise provided under the Cayman Companies Act.

(c) Company Preferred Share. Each Company Preferred Share that is issued and outstanding immediately prior to the First Merger Effective Time shall, as of the First Merger Effective Time, (i) be converted into such number of Company Ordinary Shares pursuant to the terms and conditions of the Company Charter and (ii) immediately thereafter such resulting Company Ordinary Shares shall be treated in accordance with Section 2.1(a) of this Agreement and converted into the right to receive such number of Pubco Class A Ordinary Shares based on the Exchange Ratio. All of the Company Preferred Shares converted into the right to receive Pubco Class A Ordinary Shares shall no longer be issued and outstanding and shall automatically be cancelled and shall cease to exist, the register of members of the Surviving Company shall be updated promptly at the First Merger Effective Time to reflect such cancellation, and each holder of a share certificate of the Company previously representing any such shares of Company Preferred Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the Pubco Class A Ordinary Shares into which such Company Preferred Shares shall have been converted in the First Merger and as otherwise provided under the Cayman Companies Act.

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(d) Surrender of the Initial Pubco Share. The Company is the holder of one (1) fully paid ordinary share in Pubco of par value $0.0001, such share representing all shares in the capital of Pubco issued and outstanding immediately prior to the First Merger Effective Time (the “Initial Pubco Share”). At the First Merger Effective Time, immediately after the conversions contemplated in Section 2.1(a), (b) and (c) above, the Company shall surrender the Initial Pubco Share for nil consideration pursuant to the Cayman Companies Act.

(e) First Merger Sub Ordinary Shares. Each First Merger Sub Ordinary Share issued and outstanding immediately prior to the First Merger Effective Time shall, as of the First Merger Effective Time, be converted into and exchanged for one validly issued, fully paid and nonassessable ordinary share, par value $0.0001 per share, of the Surviving Company.

2.2 Conversion of Issued Securities of Purchaser. At the Effective Time, by virtue of the Second Merger and without any action on the part of any Party or the holders of any of the following securities:

(a) Purchaser Units. At the Effective Time, (i) each issued and outstanding Purchaser Public Unit shall be automatically detached and the holder thereof shall be deemed to hold one Purchaser Ordinary Share and one Purchaser Right and (ii) each issued and outstanding Purchaser Private Unit shall be automatically detached and the holder thereof shall be deemed to hold one Purchaser Ordinary Share and one Purchaser Right, in each case in accordance with the terms of the applicable Purchaser Unit, which underlying Purchaser Securities shall be converted in accordance with the applicable terms of Section 2.2(b) and Section 2.2(c) below.

(b) Purchaser Ordinary Share. At the Effective Time, every issued and outstanding Purchaser Ordinary Share (other than those described in Section 2.2(f) below) immediately prior to the Effective Time shall be canceled by virtue of the Second Merger and converted automatically into the right to receive one Pubco Class A Ordinary Share (such consideration, the “Purchaser Merger Consideration”). All Purchaser Ordinary Shares shall cease to be issued and outstanding and shall automatically be canceled and shall cease to exist, the register of members of the Surviving Entity shall be updated promptly at the Effective Time to reflect such cancellation, and each holder of a share certificate of Purchaser previously representing any such shares of Purchaser Ordinary Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the Pubco Class A Ordinary Shares into which such Purchaser Ordinary Shares shall have been converted in the Second Merger and as otherwise provided under the Cayman Companies Act.

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(c) Purchaser Rights. At the Effective Time, each issued and outstanding Purchaser Right shall be automatically converted into the number of Pubco Class A Ordinary Shares that would have been received by the holder thereof if such Purchaser Right had been converted upon the consummation of a Business Combination (as defined therein) in accordance with Purchaser’s Organizational Documents, the IPO Prospectus and the Rights Agreement into Purchaser Ordinary Shares, but for such purposes treating it as if such Business Combination had occurred immediately prior to the Effective Time and the Purchaser Ordinary Shares issued upon conversion of the Purchaser Rights had then automatically been converted into Pubco Class A Ordinary Shares in accordance with Section 2.2(b) above. At the Effective Time, the Purchaser Rights shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of certificates previously evidencing Purchaser Rights outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Purchaser Rights, except as provided herein or by applicable Law. Each certificate formerly representing Purchaser Rights shall thereafter represent only the right to receive Pubco Class A Ordinary Shares as set forth herein.

(d) Cancellation of Capital Shares Owned by Purchaser. At the Effective Time, if there are any shares of Purchaser that are owned by Purchaser as treasury shares, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(e) Redeemed Shares. Each Purchaser Ordinary Share for which a holder has exercised its right of Redemption shall be surrendered and cancelled and shall cease to exist and no consideration shall be delivered or deliverable in exchange in connection with the Second Merger. For the avoidance of doubt, this Section 2.2(e) does not limit the right of a holder of Purchaser Ordinary Shares to be paid the Redemption Price in respect of any Purchaser Ordinary Shares redeemed in the Redemption.

(f) Second Merger Sub Ordinary Shares. Each share in Second Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable ordinary share, par value $0.001 per share, of the Surviving Entity.

2.3 No Liability. Notwithstanding anything to the contrary in this Article II, none of the Surviving Company, the Surviving Entity, Pubco or any other Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.4 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company or the Surviving Entity with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Purchaser, the Company, First Merger Sub and Second Merger Sub, the officers and directors of Purchaser, the Company, First Merger Sub and Second Merger Sub are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.5 Fractional Shares. Notwithstanding anything to the contrary contained herein, no fraction of a Pubco Ordinary Share will be issued by Pubco by virtue of this Agreement or the Transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a Pubco Ordinary Share (after aggregating all fractional Pubco Ordinary Shares that would otherwise be received by such Person) shall instead have the number of Pubco Ordinary Shares issued to such Person rounded down in the aggregate to the nearest whole Pubco Ordinary Share.

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2.6 Appraisal and Dissenter’s Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Companies Act, Company Ordinary Shares that are issued and outstanding immediately prior to the First Merger Effective Time and that are held by Company Shareholders who have not voted in favor of the First Merger and who have given a notice of election to dissent pursuant to section 238 of the Cayman Companies Act and otherwise complied with all of the provisions of the Cayman Companies Act relevant to the exercise and perfection of dissenters’ rights (the “Company Dissenting Shares”) shall not be converted into, and any such holder of the Company Dissenting Shares (the “Company Dissenting Shareholder”) shall have no right to receive, any Company Merger Consideration, and shall cease to have any of the rights as a shareholder of the Company (save for the right to be paid fair value for the Company Dissenting Shares and such other rights as are granted by the Cayman Companies Act). Any Company Shareholder who prior to the First Merger Effective Time fails to perfect or validly withdraws a notice of election to dissent or otherwise loses his, her or its rights to payment for their Company Dissenting Shares pursuant to section 238 of the Cayman Companies Act shall be treated in the same manner as a Company Shareholder who did not give a notice of election to dissent pursuant to section 238 of the Cayman Companies Act.

(b) Prior to the First Merger Effective Time, the Company shall give Purchaser (i) prompt notice of any notices of election to dissent pursuant to section 238 of the Cayman Companies Act received by the Company and any withdrawals of such notices, and (ii) the opportunity to participate in all negotiations and proceedings with respect to the exercise of dissent rights pursuant to section 238 of the Cayman Companies Act. Subject to the requirements of the Cayman Companies Act, the Company shall not, except with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any Company Dissenting Shares or offer to settle or settle any demand made pursuant to Section 238 of the Cayman Companies Act.

ARTICLE III
CLOSING

3.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the consummation of the Transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Becker & Poliakoff, P.A. (“Becker”), 45 Broadway, 17th Floor, New York, NY 10006, or by electronic exchange of documents and signatures, on the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) at 10:00 a.m. local time, or at such other date, time or place as Purchaser, Pubco and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

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3.2 Payment of Merger Consideration.

(a) At least three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Purchaser a statement (the “Company Closing Statement”), signed by the Chief Financial Officer of the Company, setting forth in good faith as of the First Merger Effective Time: (a) the aggregate number of Company Ordinary Shares (by classes) and Company Preferred Shares (by series) issued and outstanding; (b) the aggregate number of Company Fully Diluted Shares, (c) the Company’s calculation of the Per Share Equity Value; (d) the Company’s calculation of the Exchange Ratio, in each case, including reasonable supporting detail therefor; and (e) a list setting forth, with respect to each Company Shareholders, the name and address of such Company Shareholders, the number of Company Shares owned by such Company Shareholders as of immediately prior to the First Merger Effective Time, and the number of Pubco Ordinary Shares to be issued to such Company Shareholders at the Closing. Such Company Closing Statement shall also include (i) a copy of the Company’s good faith estimated unaudited consolidated balance sheet of the Company as of immediately prior to the Closing upon which such calculations are based. From and after delivery of the Company Closing Statement until the Closing, the Company shall (x) cooperate with and provide Purchaser and its representatives all information reasonably requested by Purchaser or any of its representatives and within the Company’s or its representatives’ possession or control in connection with Purchaser’s review of the Company Closing Statement and (y) consider in good faith any comments to the Company Closing Statement provided by Purchaser, and the Company shall revise such Company Closing Statement to incorporate any changes given such comments.

(b) Prior to the Effective Time, Pubco shall appoint an exchange agent reasonably acceptable to the Company and Purchaser (in such capacity, the “Exchange Agent”), for the purpose of exchanging (i) Company Shares for a number of Pubco Ordinary Shares, and (ii) Purchaser Securities for a number of Pubco Ordinary Shares, each in accordance with the provisions of this Agreement, the First Merger Plan of Merger and the Second Merger Plan of Merger, as applicable. At or prior to the Effective Time, Pubco shall deposit, or cause to be deposited with the Exchange Agent, (i) that number of Pubco Class A Ordinary Shares and (ii) that number of Pubco Class B Ordinary Shares, as calculated pursuant to Section 2.1 and Section 2.2 of this Agreement. If the Exchange Agent requires that, as a condition to receive the Pubco Ordinary Shares, any holder of Company Shares or Purchaser Securities deliver a letter of transmittal to the Exchange Agent, then at or as promptly as practicable following the Effective Time, as the case may be, Pubco shall send, or shall cause the Exchange Agent to send, to each Company Shareholder or Purchaser Securityholder a letter of transmittal for use in such exchange, in a form reasonably acceptable to the Company and Purchaser (a “Letter of Transmittal”).

(c) Notwithstanding any other provision of this Section 3.2, any obligation of Pubco under this Agreement to issue Pubco Ordinary Shares to (i) Purchaser Shareholders entitled to Pubco Class A Ordinary Shares or (ii) Company Shareholders entitled to receive Pubco Ordinary Shares shall be satisfied (a) by Pubco issuing such Pubco Ordinary Shares directly to the holders entitled thereto by entering such holders on the register of members maintained by Pubco (or its share registrar) for the Pubco Class A Ordinary Shares or Pubco Class B Ordinary Shares, as applicable and (b) in the case of any Pubco Ordinary Shares subject to restrictions on sale and/or transfer, by instructing the depositary bank in writing to accept for deposit the restricted Pubco Ordinary Shares in the name(s) and at the address(es) of the holder(s) entitled thereto and affixed with the applicable legends reflecting the restrictions on sale and/or transfer.

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(d) Each Purchaser Securityholder shall be entitled to receive such number of Pubco Class A Ordinary Shares as calculated pursuant to Section 2.2 as soon as reasonably practicable after the Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto: (i) the certificate(s), if any, representing Purchaser Securities (“Purchaser Certificates”) (or a Lost Certificate Affidavit) and (ii) a properly completed and duly executed Letter of Transmittal (if required). Until so surrendered, each such Purchaser Certificate shall represent after the Effective Time for all purposes only the right to receive such number of Pubco Class A Ordinary Shares as calculated pursuant to Section 2.2 (as evidenced by the Purchaser Certificate).

(e) Each Company Shareholder shall be entitled to receive such number of Pubco Class A Ordinary Shares or Pubco Class B Ordinary Shares, as the case may be, as calculated pursuant to Section 2.1, as soon as reasonably practicable after the Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto: (i) the certificate(s), if any, representing such Company Shares (“Company Certificates” and together with the Purchaser Certificates, the “Securityholder Certificates” (or a Lost Certificate Affidavit)) and (ii) a properly completed and duly executed Letter of Transmittal (if required) (the documents to be submitted to the Exchange Agent pursuant to this sentence and the first sentence of Section 3.2(d), as applicable, may be referred to herein collectively as the “Transmittal Documents”). Until so surrendered, each such Company Certificate shall represent after the Effective Time for all purposes only the right to receive such number of Pubco Class A Ordinary Shares or Pubco Class B Ordinary Shares, as the case may be, as calculated pursuant to Section 2.1 (as evidenced by the Company Certificate).

(f) If any Pubco Ordinary Share is to be delivered or issued to a Person other than the Person in whose name the surrendered Securityholder Certificate is registered immediately prior to the Effective Time, it shall be a condition to such delivery that (i) in the case of Company Shares, the transfer of such Company Shares shall have been permitted in accordance with the terms of the Organizational Documents of the Company and in case of Purchaser Ordinary Shares, the transfer of such Purchaser Ordinary Shares shall have been permitted in accordance with the Organizational Documents of Purchaser, (ii) the Securityholder Certificate so surrendered be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer; (iii) the recipient of such Pubco Ordinary Shares, or the Person in whose name such Pubco Ordinary Shares is delivered or issued, shall have already executed and delivered duly executed counterparts to the applicable Transmittal Documents as are reasonably deemed necessary by the Exchange Agent and (iv) the Person requesting such delivery shall have paid to the Exchange Agent any transfer or other taxes required as a result of such delivery to a Person other than the registered holder of such Securityholder Certificate, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

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(g) Notwithstanding anything to the contrary contained herein, in the event that any Securityholder Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Securityholder Certificate to the Exchange Agent, the Purchaser Shareholder or Company Shareholder, as applicable, may instead deliver to the Exchange Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to Pubco (a “Lost Certificate Affidavit”), which at the reasonable discretion of Pubco may include a requirement that the owner of such lost, stolen or destroyed Securityholder Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Pubco, Purchaser or the Surviving Company with respect to the Company Shares or Purchaser Securities, as applicable, represented by the Securityholder Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly executed and delivered in accordance with this Section 3.2(g) shall, unless the context otherwise requires, be treated as a Securityholder Certificate for all purposes of this Agreement. Pubco or its Exchange Agent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Pubco with respect to the certificates alleged to have been lost, stolen or destroyed.

(h) After the First Merger Effective Time, the register of members of the Company shall be closed, and thereafter there shall be no further registration on the register of members of the Surviving Company of transfers of Company Shares that were issued and outstanding immediately prior to the Effective Time. After the Effective Time, the register of members of Purchaser shall be closed, and thereafter there shall be no further registration on the register of members of Surviving Entity of transfers of Purchaser Securities that were issued and outstanding immediately prior to the Effective Time. No dividends or other distributions declared or made after the date of this Agreement with respect to Pubco Ordinary Shares with a record date after the Effective Time will be paid to the holders of any Company Shares or Purchaser Securities that were issued and outstanding immediately prior to the Effective Time in either case until the holders of record of such Company Shares or Purchaser Securities (as applicable) shall have provided the applicable Transmittal Documents. Subject to applicable Law, following the delivery of the applicable Transmittal Documents, the Exchange Agent shall promptly deliver to the record holders thereof, without interest, the applicable Pubco Ordinary Shares and the amount of any such dividends or other distributions with a record date after the Effective Time, as applicable, theretofore paid with respect to such Pubco Ordinary Shares.

(i) All securities issued upon the surrender of Securityholder Certificates (or delivery of a Lost Certificate Affidavit) in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to Purchaser Securities or Company Shares, as applicable, represented by such Securityholder Certificates, provided that any restrictions on the sale and transfer of such Company Shares or Purchaser Securities shall also apply to the Pubco Ordinary Shares so issued in exchange, as applicable. Any portion of the Pubco Ordinary Shares made available to the Exchange Agent pursuant to Section 3.2(b) that remains unclaimed by Purchaser Shareholders or Company Shareholders one year after the Effective Time shall be returned to Pubco, upon demand, and any such Purchaser Shareholder or Company Shareholder, as applicable, who has not exchanged its Purchaser Securities or Company Shares, as applicable, for the applicable portion of Pubco Ordinary Shares in accordance with this Section 3.2 prior to that time shall thereafter look only to Pubco for payment of the applicable Pubco Ordinary Shares, without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding anything to the contrary in this Agreement, none of the Surviving Company, the Surviving Entity, Pubco or any other Party hereto or any representative of any of the foregoing shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

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(j) Notwithstanding anything to the contrary contained herein, no fraction of a Pubco Ordinary Share will be issued by virtue of this Agreement or the Transactions contemplated hereby, and each holder of Purchaser Securities or Company Shares, as applicable who would otherwise be entitled to a fraction of a Pubco Ordinary Share (after aggregating all Pubco Ordinary Shares to which such holder otherwise would be entitled) shall instead have the number of Pubco Ordinary Shares issued to such holder down to the nearest whole share. Such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Pubco.

3.3 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Purchaser, Pubco, the Company, and their respective Affiliates shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under applicable Law; provided, that if Pubco or any party acting on its behalf determines that any payment hereunder is subject to deduction and/or withholding, then Pubco shall (a) provide written notice to the recipient of such payment as soon as reasonably practicable after such determination and (b) consult and cooperate with the recipient of such payment reasonably and in good faith to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Law. To the extent that amounts are so withheld and paid over to the appropriate Government Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Government Authority.

3.4 Transfer Taxes. Each Party shall bear and pay any transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred by such Party in connection with the Transactions (“Transfer Taxes”). The Parties shall file (or cause to be filed) all necessary Tax Returns with respect to all such Transfer Taxes. The Parties agree to reasonably cooperate to (i) sign and deliver such resale and other certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) any such Transfer Taxes and (ii) prepare and file (or cause to be prepared and filed) all Tax Returns in respect of any such Transfer Taxes.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in (i) the disclosure schedules delivered by Purchaser to the Company and accepted by Pubco on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through the SEC’s Electronic Data Gathering Analysis and Retrieval system database (“EDGAR”) no later than 5:30 p.m. on the day immediately before the date of this Agreement, Purchaser represents and warrants to the Company and Pubco, as of the date hereof and as of the Closing, as follows:

4.1 Organization and Standing. Purchaser is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Purchaser has heretofore made available to the Company, including through EDGAR, accurate and complete copies of its Organizational Documents, each as currently in effect. Purchaser is not in violation of any provision of its Organizational Documents.

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4.2 Authorization; Binding Agreement. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby, subject to obtaining the Required Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of Purchaser and (b) other than the Required Shareholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of Purchaser are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions contemplated hereby and thereby. Purchaser’s board of directors, either (A) at a duly called and held meeting or (B) by way of written resolution, has unanimously (i) determined that this Agreement and the Transactions contemplated hereby, including the Second Merger, are advisable, fair to and in the best interests of Purchaser and Purchaser’s shareholders in accordance with the Cayman Companies Act, (ii) approved and adopted this Agreement, (iii) recommended that Purchaser’s shareholders vote in favor of the approval of this Agreement, the Second Merger, and the other Purchaser Shareholder Approval Matters in accordance with the Cayman Companies Act (the “Purchaser Recommendation”) and (iv) directed that this Agreement and the Purchaser Shareholder Approval Matters be submitted to Purchaser’s shareholders for their approval. This Agreement has been, and each Ancillary Document to which Purchaser is a Party shall be, when delivered, duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally and subject to general principles of equity (collectively, the “Enforceability Exceptions”).

4.3 Governmental Approvals. Except as otherwise described in Section 4.3 of the Purchaser Disclosure Schedules, no Consent of or with any Governmental Authority, on the part of Purchaser is required to be obtained or made in connection with the execution, delivery or performance by Purchaser of this Agreement and each Ancillary Document to which it is a party or the consummation by Purchaser of the Transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as expressly contemplated by this Agreement or otherwise in accordance with the Cayman Companies Act, including without limitation, the filing of the applicable Second Merger Documents with the Cayman Registrar, (c) any filings required with Nasdaq or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would individually or in the aggregate, material to Purchaser.

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4.4 Non-Contravention. Except as otherwise described in Section 4.4 of the Purchaser Disclosure Schedules, the execution and delivery by Purchaser of this Agreement and each Ancillary Document to which it is a party, the consummation by Purchaser of the Transactions contemplated hereby and thereby, and compliance by Purchaser with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of Purchaser’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to Purchaser or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Purchaser under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of Purchaser under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on Purchaser.

4.5 Capitalization.

(a) Purchaser is authorized to issue 50,000,000 Ordinary Shares, par value $0.001 per share. As of the date of this Agreement, the number of issued and outstanding Purchaser Securities are set forth hereto in Section 4.5(a) of the Purchaser Disclosure Schedules. All outstanding shares of Purchaser Securities (i) are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, Purchaser’s Organizational Documents or any Contract to which Purchaser is a party and (ii) except as set forth on Section 4.5(b) of the Purchaser Disclosure Schedules, are free and clear of all Liens and other restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Purchaser Securities). None of the outstanding Purchaser Securities has been issued in violation of any applicable securities Laws. Prior to giving effect to the Transactions contemplated by this Agreement, Purchaser does not have any Subsidiaries or own any equity interests in any other Person.

(b) Except as set forth in Section 4.5(a) or Section 4.5(b) of the Purchaser Disclosure Schedules there are no (i) outstanding options, warrants, puts, calls, convertible or exchangeable securities, “phantom” share rights, share appreciation rights, share-based units, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of Purchaser or (B) obligating Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for any capital shares, or (C) obligating Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser to repurchase, redeem or otherwise acquire any shares of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth on Section 4.5(b) of the Purchaser Disclosure Schedules, there are no shareholders agreements, voting trusts or other agreements or understandings to which Purchaser is a party with respect to the voting of any shares of Purchaser.

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(c) As of the date hereof, Purchaser does not have any Indebtedness except as set forth in Section 4.5(c) of the Purchaser Disclosure Schedules. No Indebtedness of Purchaser contains any restriction upon: (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Purchaser or (iii) the ability of Purchaser to grant any Lien on its properties or assets.

(d) Since the date of incorporation of Purchaser, and except as contemplated by this Agreement, Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and Purchaser’s board of directors has not authorized any of the foregoing.

4.6 SEC Filings; Purchaser Financials; Internal Controls.

(a) Purchaser, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) Purchaser’s annual reports on Form 10-K for each fiscal year of Purchaser beginning with the first year Purchaser was required to file such a form, (ii) Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, to the extent publicly available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). Except for any changes (including any required revisions to or restatements of the Purchaser Financials (as defined below) or the SEC Reports) to Purchaser’s accounting or classification of Purchaser’s outstanding redeemable shares as temporary, as opposed to permanent, equity that may be required as a result of related statements by the SEC staff or recommendations or requirements of Purchaser’s auditors (the “SEC SPAC Accounting Changes”), the SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 4.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

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(b) As of the date of this Agreement, (A) the Purchaser Units, the Purchaser Ordinary Shares, and the Purchaser Rights are listed on Nasdaq, (B) Purchaser has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of Purchaser, threatened against Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on Nasdaq (D) such Purchaser Securities are in compliance with all of the applicable corporate governance rules of Nasdaq, and (E) except as set forth in Section 4.6 of the Purchaser Disclosure Schedules, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SEC Reports.

(c) Except for the SEC SPAC Accounting Changes, the financial statements and notes of Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable), and (iii) audited in accordance with PCAOB standards.

(d) Purchaser has no Liability or obligation absolute or contingent, individually or in the aggregate, liquidated or unliquidated, asserted or unasserted or otherwise, that would be required to be set forth on a consolidated balance sheet of Purchaser prepared in accordance with GAAP applied and in accordance with past practice, other than (i) obligations and liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Purchaser, (ii) obligations and liabilities under Contracts incurred in the ordinary course of Purchaser’s business (other than due to a breach under any such Contracts, or any act or omission that with the giving of notice, the lapse of time or otherwise, would constitute a breach thereunder), (iii) Purchaser’s Expenses, (iv) obligations incurred by Purchaser’s execution of this Agreement (other than due to a breach hereunder, or any act or omission that with the giving of notice, the lapse of time or otherwise, would constitute a breach hereunder), and (v) obligations and liabilities reflected, or reserved against, in the Purchaser Financials or as set forth in Section 4.4(d) of the Purchaser Disclosure Schedules. Purchaser does not maintain any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities Act. As of the date of this Agreement, no financial statements other than those of Purchaser are required by GAAP to be included in the financial statements of Purchaser.

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(e) Since the IPO, Purchaser has not received from its independent auditors any written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Purchaser, (ii) “material weakness” in the internal controls over financial reporting of Purchaser or (iii) fraud, whether or not material, that involves management or other employees of Purchaser who have a significant role in the internal controls over financial reporting of Purchaser.

(f) Except as not required in reliance on exemptions from various reporting requirements by virtue of Purchaser’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, since the IPO, (i) Purchaser has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Purchaser’s financial reporting and the preparation of Purchaser’s financial statements for external purposes in accordance with GAAP and (ii) Purchaser has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to Purchaser is made known to Purchaser’s principal executive officer and principal financial officer by others within Purchaser, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared.

(g) There are no outstanding loans or other extensions of credit made by Purchaser to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Purchaser and Purchaser has not taken any action prohibited by Section 402 of SOX.

(h) Except as set forth in Section 4.6 of the Purchaser Disclosure Schedules, the total amount of debts, accounts payable and other Liabilities of Purchaser as of June 30, 2023 is as set forth in the Purchaser Financials.

4.7 Absence of Certain Changes. As of the date of this Agreement, except as set forth in Section 4.7 of the Purchaser Disclosure Schedules, Purchaser has, (a) since its incorporation, conducted no business other than its incorporation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities, (b) since the closing of the IPO, has not been subject to a Material Adverse Effect, and (c) not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 7.3.

4.8 Compliance with Laws. Purchaser has since its incorporation been, in compliance with all Laws applicable to it and the conduct of its business in all material respects. Since its incorporation date, (a) Purchaser has not been subjected to, or received written notice alleging any material violation of applicable Law respect by Purchaser or any investigation by a Governmental Authority for actual or alleged violation of any applicable Law, and (b) Purchaser is not and has not been in conflict with, or in default, breach or violation of any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Purchaser is a party or by which Purchaser or any property or asset of Purchaser is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or reasonably be expected to have a Material Adverse Effect on Purchaser.

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4.9 Actions; Orders; Permits. There is no pending or, to the Knowledge of Purchaser, threatened Action to which Purchaser or any property or asset of Purchaser is subject which would or would reasonably be expected to have a Material Adverse Effect on Purchaser. There is no material Action that Purchaser has pending against any other Person. Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on Purchaser.

4.10 Taxes and Returns.

(a) Purchaser has or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes that are shown as due on such filed Tax Returns and all other material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Section 4.10(a) of the Purchaser Disclosure Schedules sets forth each jurisdiction where Purchaser files or is required to file a Tax Return. To the Knowledge of Purchaser, there are no claims, assessments. audits, examinations, investigations or other Actions pending against Purchaser in respect of any material Tax, and Purchaser has not been notified in writing of any material proposed Tax claims or assessments against Purchaser other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. To the Knowledge of Purchaser, there are no Liens with respect to any Taxes upon any of Purchaser’s assets, other than Permitted Liens. Purchaser has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by Purchaser for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return. Purchaser (i) does not have any material deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of Taxes or Tax matters pending or asserted, proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open, and (ii) has provided adequate reserves in accordance with GAAP in the most recent consolidated financial statements of Purchaser, for any material Taxes of Purchaser as of the date of such financial statements that have not been paid.

(b) Since the date of its incorporation, Purchaser has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

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(c) Neither the IRS nor any other U.S. or non-U.S. taxing authority or agency has asserted in writing against Purchaser any deficiency or claim for any material Taxes or interest thereon or penalties in connection therewith.

(d) There are no Tax liens upon any assets of Purchaser except for Permitted Liens.

(e) Purchaser has not received written notice of any claim from a Tax authority in a jurisdiction in which Purchaser does not file Tax Returns stating that Purchaser is or may be subject to Tax in such jurisdiction.

(f) For U.S. federal income tax purposes, Purchaser is, and has been since its incorporation, classified as a corporation.

4.11 Employees and Employee Benefit Plans. Purchaser does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans. Other than reimbursement of any out-of-pocket expenses incurred by Purchaser’s officers and directors in connection with activities on Purchaser’s behalf in an aggregate amount not in excess of the amount of cash held by Purchaser outside of the Trust Account, Purchaser has no unsatisfied material liability with respect to any officer or director. Neither the execution and delivery of this Agreement or the Ancillary Documents nor the consummation of the Transactions will (a) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of Purchaser; or (b) result in the acceleration of the time of payment or vesting of any such payment or benefit.

4.12 Properties. Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property. Purchaser does not own or lease any material real property or Personal Property.

4.13 Material Contracts.

(a) Except as set forth on Section 4.13 of the Purchaser Disclosure Schedules, other than this Agreement and the Ancillary Documents, there are no Contracts to which Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of Purchaser as its business is currently conducted, any acquisition of material property by Purchaser or any of its Affiliates, or restricts in any material respect the ability of Purchaser or any of its Affiliates from engaging in business as currently conducted by it or from competing with any other Person (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

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(b) With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against Purchaser and, to the Knowledge of Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by Purchaser under any Purchaser Material Contract.

4.14 Transactions with Affiliates. Section 4.14 of the Purchaser Disclosure Schedules sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between Purchaser, on the one hand, and any (a) present or former director, officer, employee, manager, direct equityholder or Affiliate of Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of Purchaser’s outstanding share as of the date hereof, on the other hand.

4.15 Investment Company Act; JOBS Act. Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a person subject to registration and regulation as an “investment company,” in each case within the meaning of the Investment Company Act. Purchaser constitutes an “emerging growth company” within the meaning of the JOBS Act.

4.16 Finders and Brokers. Except as set forth on Section 4.16 of the Purchaser Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Purchaser, Pubco, the Target Companies or any of their respective Affiliates in connection with the Transactions contemplated hereby based upon arrangements made by or on behalf of Purchaser. Section 4.16 of the Purchaser Disclosure Schedules shall set forth, as of the date of this Agreement, the amounts of any such fees or commissions that are due or would, upon the Closing, be due.

4.17 Certain Business Practices.

(a) Neither Purchaser, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the incorporation of Purchaser, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder Purchaser or assist it in connection with any actual or proposed transaction.

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(b) The operations of Purchaser are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving Purchaser with respect to the any of the foregoing is pending or, to the Knowledge of Purchaser, threatened.

(c) Neither Purchaser nor any of its directors or officers, or to the Knowledge of Purchaser, any of its respective directors, officers, or any other Representative acting on behalf of Purchaser, is currently (i) identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the U.S. Department of State, or other applicable Governmental Authority; (ii) incorporated, organized, resident, or located in, or a national of a comprehensively sanctioned country (currently, the Balkans, Belarus, Burma, Cote D’Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Iran, Iraq, Liberia, North Korea, Sudan, Syria, and Zimbabwe); or (iii) in the aggregate, fifty (50) percent or greater owned, directly or indirectly, or otherwise Controlled, by a person identified in (i) or (ii); and Purchaser has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC or the U.S. Department of State in the last five (5) fiscal years.

4.18 Insurance. Section 4.18 of the Purchaser Disclosure Schedules lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by Purchaser relating to Purchaser or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by Purchaser. Purchaser has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to Purchaser.

4.19 Information Supplied. None of the information supplied or to be supplied by Purchaser expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement (as defined below); or (c) in the mailings or other distributions to Purchaser’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the Transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Purchaser expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Purchaser makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Pubco, the Target Companies or any of their respective Affiliates.

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4.20 Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Target Companies, Pubco, First Merger Sub and Second Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies, Pubco, First Merger Sub and Second Merger Sub for such purpose. Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company, Pubco, First Merger Sub and Second Merger Sub set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to Purchaser pursuant hereto, and the information provided by or on behalf of the Company, Pubco, First Merger Sub and Second Merger Sub for the Registration Statement; and (b) none of the Company and its respective Representatives have made any representation or warranty as to the Target Companies, or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to Purchaser pursuant hereto.

4.21 Trust Account. As of the date of this Agreement, Purchaser had an amount of assets in the Trust Account of no less than Sixty-Nine Million U.S. Dollars ($69,000,000). The funds held in the Trust Account are invested in U.S. government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Purchaser and the Trustee, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. Purchaser has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Purchaser or the Trustee. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect or, to the Knowledge of Purchaser, that would entitle any Person (other than (i) in respect of deferred underwriting commissions set forth in Section 4.21 of the Purchaser Disclosure Schedules or Taxes, (ii) the Purchaser Securityholders prior to the Effective Time who shall have elected to redeem their Purchaser Securities pursuant to Purchaser’s Organizational Documents or in connection with an amendment thereof to extend Purchaser’s deadline to consummate a Business Combination or (iii) if Purchaser fails to complete a Business Combination within the allotted time period and liquidates the Trust Account, subject to the terms of the Trust Agreement, Purchaser in limited amounts to permit Purchaser to pay the expenses of the Trust Account’s liquidation and dissolution, and then Purchaser’s public shareholders (including overallotment shares acquired by Purchaser’s underwriters) (the “Public Shareholders”)) to any portion of the funds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account have been released, except to pay Taxes from any interest income earned in the Trust Account, and to redeem Purchaser Ordinary Shares pursuant to Purchaser’s Organizational Documents, or in connection with an amendment thereof to extend Purchaser’s deadline to consummate a Business Combination. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Purchaser, threatened with respect to the Trust Account. Upon consummation of the Mergers and notice thereof to the Trustee pursuant to the Trust Agreement, Purchaser shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to Purchaser as promptly as practicable, the funds held in the Trust Account in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however, that the liabilities and obligations of Purchaser due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (a) to holders of Purchaser Public Units who exercises such holder’s redemption rights in accordance with Purchaser’s Organizational Documents with respect to its Purchaser Ordinary Shares in connection with the Transactions contemplated hereby, (b) to the Trustee for fees and costs incurred in accordance with the Trust Agreement and (c) with respect to filings, applications and/or other actions taken pursuant to this Agreement or required under Law.

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4.22 Registration and Listing. The issued and outstanding Purchaser Public Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “GODNU.” The issued and outstanding shares of Purchaser Ordinary Shares that were included as part of the Purchaser Public Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “GODN.” The issued and outstanding rights that were included as part of the Purchaser Public Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “GODNR.” As of the date of this Agreement, Purchaser has not received notice from Nasdaq that it is not currently in compliance with applicable continued listing requirements related to the Purchaser Securities. None of Purchaser or any of its Affiliates has taken any action in an attempt to terminate the registration of the Purchaser Units or the Purchaser Ordinary under the Exchange Act.

4.23 Termination of Prior Merger Agreements. As of the date of this Agreement, other than this Agreement, Purchaser is not a party to or subject or otherwise bound by any Contract related to merger, consolidation, acquisition of equity interests or assets, or any other form of business combination (each such Contract, a “Prior Merger Agreement”), or any amendment of any such Prior Merger Agreement from time to time, or any ancillary documents entered into by Purchaser in connection with the Transactions contemplated under the foregoing.

4.24 PIPE Investment. As of the date of this Agreement, other than with respect to the PIPE Investment, this Agreement and the Ancillary Documents (with respect to Sponsor and Purchaser), there are no other agreements, side letters, or arrangements between Purchaser or Sponsor, on one side, or any potential investor in the PIPE Investment and/or any other Person, on the other side, relating to the PIPE Investment, the Transactions contemplated thereby, or any investment by any potential investor in the PIPE Investment or in Purchaser, Pubco or the Company, including any agreements, side letters, or other arrangements. Other than with respect to the PIPE Investment, Purchaser has not entered into any side letters or other arrangements that result in conditions precedent or contingencies to the obligations of the parties under the subscription agreement for the PIPE Investment. Purchaser is not in material breach of any of its representations or warranties, or terms or conditions set forth in any of the subscription agreements entered into in connection with the PIPE Investment.

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4.25 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV, the Purchaser has not made and does not make any representation or warranty, whether express or implied and, except as provided in Article IV, Purchaser hereby expressly disclaims any other representation or warranty whatsoever, and any other statement, information, opinion, projection or advice made, communicated or furnished (orally or in writing) to any of the Target Companies or their respective Representatives, with respect to Purchaser or any of its Affiliates, their respective equityholders, partners, members or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, the Purchaser has not made and does not make any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Company, its Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Purchaser (including the reasonableness of the assumptions underlying any of the foregoing), or the probable success or profitability of Pubco, whether or not included in any management presentation or in any other information made available to the Company, its Affiliates or any of their respective Representatives or any other person, and any such representations or warranties are expressly disclaimed.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PUBCO,
FIRST MERGER SUB AND SECOND MERGER SUB

Pubco, First Merger Sub and Second Merger Sub represent and warrant to Purchaser, as of the date hereof and as of the Closing, as follows:

5.1 Organization and Standing. Each of Pubco, First Merger Sub and Second Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each of Pubco, First Merger Sub and Second Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Pubco, First Merger Sub and Second Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Pubco, First Merger Sub and Second Merger Sub have heretofore made available to Purchaser and the Company accurate and complete copies of the Organizational Documents of Pubco, First Merger Sub and Second Merger Sub, each as currently in effect. None of Pubco, First Merger Sub or Second Merger Sub is in violation of any provision of its Organizational Documents in any material respect.

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5.2 Authorization; Binding Agreement. Subject to the adoption of the Amended Pubco Charter and obtaining the requisite shareholder approvals required by the Cayman Companies Act for the First Merger and the Second Merger, each of Pubco, First Merger Sub and Second Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which each of Pubco, First Merger Sub and Second Merger Sub is a party and the consummation of the Transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate actions and no other corporate proceedings, other than as expressly set forth elsewhere in the Agreement (including the adoption of the Amended Pubco Charter), on the part of Pubco, First Merger Sub or Second Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which each of Pubco, First Merger Sub and Second Merger Sub is a party or to consummate the Transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which each of Pubco, First Merger Sub or Second Merger Sub is a party has been or shall be when delivered, duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Enforceability Exceptions.

5.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of Pubco, First Merger Sub or Second Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by such Party of this Agreement and each Ancillary Document to which each of Pubco, First Merger Sub or Second Merger Sub is a Party or the consummation by such Party of the Transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as are expressly contemplated by this Agreement or otherwise in accordance with the Cayman Companies Act, including the filing of the Amended Pubco Charter and the applicable Merger Documents with the Cayman Registrar, (c) any filings required with Nasdaq or the SEC with respect to the Transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Pubco.

5.4 Non-Contravention. Neither Pubco, First Merger Sub nor Second Merger Sub is in violation of any term of its respective Organizational Documents or any applicable Law. Neither Pubco, First Merger Sub nor Second Merger Sub is in violation of any term or provision of any Order of a Governmental Authority by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the ability of any of Pubco, First Merger Sub or Second Merger Sub to enter into this Agreement and the Ancillary Documents and to consummate the Transactions. The execution and delivery by Pubco, First Merger Sub and Second Merger Sub of this Agreement and each Ancillary Document to which each of Pubco, First Merger Sub or Second Merger Sub is a party, the consummation by such Party of the Transactions contemplated hereby and thereby, and compliance by such Party with any of the provisions hereof and thereof, will not (a) subject to the adoption of the Amended Pubco Charter, conflict with or violate any provision of such Party’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of such Party, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on Pubco.

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5.5 Capitalization. As of the date hereof, (i) Pubco is authorized to issue 500,000,000 Pubco Ordinary Shares, of which 1 Pubco Ordinary Share is issued and outstanding, and owned by the Company, (ii) First Merger Sub is authorized to issue 500,000,000 ordinary shares of First Merger Sub, of which 1 share is issued and outstanding and owned by Pubco, and (iii) Second Merger Sub is authorized to issue 50,000,000 ordinary shares of Second Merger Sub, of which 1 share is issued and outstanding and owned by Pubco. Prior to giving effect to the Transactions contemplated by this Agreement, other than First Merger Sub and Second Merger Sub, Pubco does not have any Subsidiaries or own any equity interests in any other Person. The issued and outstanding Pubco Ordinary Shares, the First Merger Sub Ordinary Shares and Second Merger Sub Ordinary Shares and any Pubco Ordinary Shares and Ordinary Shares of First Merger Sub and Second Merger Sub that will be issued pursuant to the Transactions, (i) have been, or will be prior to such issuance, duly authorized and have been, or will be at the time of issuance, validly issued and are fully paid, (ii) were, or will be, issued, in compliance in all material respects with applicable Law and their respective Organizational Documents, and (iii) were not, and will not be, issued in breach or violation of any preemptive rights or Contract. Except (i) as set forth in this Section 5.5, including any Pubco Ordinary Shares and Ordinary Shares of First Merger Sub and Second Merger Sub that will be issued pursuant to the Transactions, and (ii) pursuant to any subscription agreements entered into in connection with a PIPE Investment, there are no outstanding options, warrants or other equity appreciation, phantom equity, profit participation or similar rights for the purchase or acquisition from Pubco, First Merger Sub or Second Merger Sub of any shares of capital stock of any of Pubco, First Merger Sub or Second Merger Sub, or any other Contracts to which any of Pubco, First Merger Sub or Second Merger Sub is a party or by which any of them is bound obligating Purchaser to issue or sell any shares of capital stock of, other equity securities in, or debt securities of any of Pubco, First Merger Sub or Second Merger Sub. Pubco does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity, other than, as of the date of this Agreement, First Merger Sub and Second Merger Sub and, as of the Closing Date, Purchaser and the Surviving Company. Neither First Merger Sub nor Second Merger Sub owns or controls, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity.

5.6 Activities of Pubco, First Merger Sub and Second Merger Sub. Each of Pubco, First Merger Sub and Second Merger Sub was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions. Since their formation or incorporation (as applicable), (i) there has not been, individually or in the aggregate, a Material Adverse Effect on the ability of any of Pubco, First Merger Sub or Second Merger Sub to enter into this Agreement and the Ancillary Documents and to consummate the Transactions and (ii) Pubco, First Merger Sub and Second Merger Sub have not engaged in any business activities other than as contemplated by this Agreement, do not own directly or indirectly any ownership, equity, profits or voting interest in any Person (other than Pubco’s 100% ownership of First Merger Sub and Second Merger Sub) and have no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which they each are a party and the Transactions, and, other than their respective Organizational Documents, this Agreement and the Ancillary Documents to which they each are a party, Pubco, First Merger Sub and Second Merger Sub are not party to or bound by any Contract.

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5.7 Actions. There are no Actions pending or threatened in writing against Pubco, First Merger Sub or Second Merger Sub. There is no judgment or award unsatisfied against Pubco, First Merger Sub or Second Merger Sub, nor is there any Order in effect and binding on any of Pubco, First Merger Sub or Second Merger Sub or any of their assets or properties that has, individually or in the aggregate, a Material Adverse Effect on the ability of Pubco, First Merger Sub or Second Merger Sub to enter into this Agreement or the Ancillary Documents or to consummate the Transactions.

5.8 Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Purchaser, Pubco, the Target Companies or any of their respective Affiliates in connection with the Transactions contemplated hereby based upon arrangements made by or on behalf of Pubco, First Merger Sub or Second Merger Sub.

5.9 Investment Company Act. Pubco is not an “investment company” or, a Person directly or indirectly “controlled” by or acting on behalf of a person subject to registration and regulation as an “investment company,” in each case within the meanings of the Investment Company Act.

5.10 Intended Tax Treatment. Neither Pubco, First Merger Sub nor Second Merger Sub has taken, or agreed to take, any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment under Section 368 of the Code. Pubco has no plan or intention to liquidate Purchaser or the Surviving Company (or to cause Purchaser or the Surviving Company to liquidate for federal income tax purposes) following the Transactions.

5.11 Information Supplied. None of the information supplied or to be supplied by Pubco, First Merger Sub or Second Merger Sub expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K or 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to Purchaser’s or Pubco’s shareholders and/or prospective investors with respect to the consummation of the Transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Pubco, First Merger Sub or Second Merger Sub expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, none of Pubco, First Merger Sub or Second Merger Sub makes any representation, warranty or covenant with respect to any information supplied by or on behalf of Purchaser, the Target Companies or any of their respective Affiliates.

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5.12 Independent Investigation. Each of Pubco, First Merger Sub and Second Merger Sub has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Target Companies and Purchaser and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies and Purchaser for such purpose. Each of Pubco, First Merger Sub and Second Merger Sub acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company and Purchaser set forth in this Agreement (including the related portions of the Company Disclosure Schedules and the Purchaser Disclosure Schedules) and in any certificate delivered to Pubco, First Merger Sub or Second Merger Sub pursuant hereto, and the information provided by or on behalf of the Company or Purchaser for the Registration Statement; and (b) none of the Company, Purchaser or their respective Representatives have made any representation or warranty as to the Target Companies, Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules and the Purchaser Disclosure Schedules) or in any certificate delivered to Pubco, First Merger Sub or Second Merger Sub pursuant hereto.

5.13 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article V, Pubco, First Merger Sub and Second Merger Sub hereby expressly disclaim and negate any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to Pubco, First Merger Sub and Second Merger Sub, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the Purchaser, its Affiliates or any of their respective Representatives by, or on behalf of, Pubco, First Merger Sub or Second Merger Sub, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, none of Pubco, First Merger Sub or Second Merger Sub nor any other person on behalf of Pubco, First Merger Sub or Second Merger Sub has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Purchaser, its Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Pubco, First Merger Sub or Second Merger Sub (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to the Purchaser, its Affiliates or any of their respective Representatives or any other Person, and any such representations or warranties are expressly disclaimed.

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ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to, and accepted by, Purchaser on the date hereof (the “Company Disclosure Schedules”), each of which qualifies (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced, the Company hereby represents and warrants to Purchaser as of the date hereof and as of the Closing, as follows:

6.1 Organization and Standing. The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite corporate or other entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each other Target Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and has all requisite corporate or other entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated, organized or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, be expected to have a Material Adverse Effect on the Company. The Company has provided to Purchaser accurate and complete copies of the Organizational Documents of each Target Company, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents.

6.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the Transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the board of directors and/or shareholders of the Company (if applicable) in accordance with the Company’s Organizational Documents, the Cayman Companies Act and any other applicable Law and (b) no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions contemplated hereby and thereby (other than the Company Written Consent or Company Special Resolution and the filing and recordation of appropriate merger documents as required by the Cayman Companies Act). This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be, when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Other than the Company Written Consent or Company Special Resolution, there is no consent required of the holders of any class or series of Company Ordinary Shares or other Company Shareholders to approve the Mergers, the First Merger Plan of Merger or the Transactions contemplated by this Agreement.

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6.3 Capitalization.

(a) The Company’s authorized share capital is $50,000 divided into 500,000,000 shares of par value US$0.0001 each, comprising 425,262,873 Company Ordinary Shares and 74,737,127 Company Preferred Shares. The issued and outstanding capital shares of the Company consist of 75,409,060 Company Ordinary Shares and 74,737,127 Company Preferred Shares. Except as set forth on Section 6.3(a) of the Company Disclosure Schedules, all outstanding shares of the Company are duly authorized, validly issued, fully paid and non-assessable, including that all amounts provided for in any agreements for the purchase of shares of the Company have been fully paid and such shares have been issued prior to the date hereof. After giving effect to the First Merger, Pubco shall own all of the issued and outstanding equity interests of the Company free and clear of any Liens other than those imposed under the Company Organizational Documents and applicable securities Laws. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, any other applicable Law, the Company’s Organizational Documents or any Contract to which the Company is a party or by which the Company or its securities are bound. The Company does not, directly or indirectly, hold any of its shares or other equity interests in treasury.

(b) As of the date hereof, except as set forth on Section 6.3(b) of the Company Disclosure Schedules, no Target Companies have, and no Target Company has had since its formation, any stock option or other equity incentive plans. Except as set forth on Section 6.3(b) of the Company Disclosure Schedules, there are no outstanding securities of the Company that are convertible into equity securities of the Company and there are no outstanding preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. Except as set forth on Section 6.3(b) of the Company Disclosure Schedules there are no voting trusts, proxies, shareholder agreements or any other written agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company’s Organizational Documents or on Section 6.3(b) of the Company Disclosure Schedules, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any of its equity interests or securities. The Company has not granted any registration rights to any Person with respect to its equity securities. All of the issued and outstanding securities of the Company have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the Transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

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(c) Except as disclosed in the Company Financials (as defined below) or as set forth on Section 6.3(c) of the Company Disclosure Schedules, since January 1, 2020, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing. The only shares of the Surviving Company that will be outstanding immediately after the Closing will be such ordinary share(s) owned by Pubco following the consummation of the First Merger.

6.4 Subsidiaries; Investments.

(a) Section 6.4(a) of the Company Disclosure Schedules sets forth the corporate structure chart specifying all Subsidiaries of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization, and (b) the record holders of its shares or equity interests thereof. Except as set forth in Section 6.4(a) of the Company Disclosure Schedules, all of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and are owned by one or more of the Target Companies free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. Except as set forth in Section 6.4(a) of the Company Disclosure Schedules, there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There is no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Subsidiaries listed on Section 6.4(a) of the Company Disclosure Schedules, the Company does not own, directly or indirectly, any equity interests of, or otherwise Control, any Person. Except as set forth in Section 6.4(a) or Section 6.4(b) of the Company Disclosure Schedules, no Target Company is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of a Target Company to provide funds to, or make any loan or capital contribution to any other Person.

(b) Section 6.4(b) of the Company Disclosure Schedules sets forth the corporate structure chart specifying all Investments of the Company, and with respect to each Investment, (a) its jurisdiction of organization, and (b) the record holders of such Investment. Except as set forth in Section 6.4(b) of the Company Disclosure Schedules all of the outstanding equity securities owned, beneficially or of record by the Company of each Investment of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and are owned by one or more of the Target Companies free and clear of all Liens (other than those, if any, imposed by such Investment’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Investment of the Company other than the Organizational Documents of any such Investment. Except as set forth in Section 6.4(b) of the Company Disclosure Schedules, nothing in any (i) Organizational Document of any of the Investments, (ii) material agreement entered into by any such Investment of which the Company has Knowledge, or (iii) Order or Law binding on such Investment, contains any restrictions on the ability of such Investment to make any distributions or dividends to its equity holders or repay any debt owed to any Target Company.

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6.5 Governmental Approvals. Except as otherwise described on Section 6.5 of the Company Disclosure Schedules, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the Transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement or otherwise in accordance with the Cayman Companies Act, including, without limitation, the filing of the applicable Merger Documents with the Cayman Registrar, (b) any filings required with Nasdaq or the SEC with respect to the Transactions, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (d) those Consents, the failure of which to obtain prior to the Closing, would not individually or in the aggregate reasonably be expected to be material to the Target Companies, taken as a whole, or the ability of the Company to perform its obligations under this Agreement or the Ancillary Documents to which it is or required to be a party or otherwise bound.

6.6 Non-Contravention. None of the Target Companies is in material violation of any term of its Organizational Documents. None of the Target Companies is in violation of any term or provision of any Order to which it is party or by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as otherwise described in Section 6.6 of the Company Disclosure Schedules, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party, and the consummation by any Target Company of the Transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 6.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except in cases of clauses (b) and (c), as would not individually or in the aggregate reasonably be expected to be have a Material Adverse Effect to the Target Companies, taken as a whole, or the ability of the Company to perform its obligations under this Agreement or the Ancillary Documents to which it is or required to be a party.

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6.7 Financial Statements.

(a) As used herein, the term “Company Financials” means the audited consolidated financial statements of the Target Companies consisting of the consolidated balance sheets of the Target Companies as of June 30, 2023 (the “Balance Sheet Date”) and June 30, 2022 and the related consolidated income statements, changes in shareholder equity and statements of cash flows for the years then ended. The Company Financials, when delivered pursuant to Section 7.4(b), are true and correct in all material respects and (i) were prepared based upon the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), and (iii) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated, except as otherwise noted therein and subject to recurring adjustments normally made at year-end, including accounting for the Company’s preferred stock, warrants, and share-based awards.

(b) The Company has in place disclosure controls and procedures that are designed to reasonably ensure that material information relating to the Target Companies (including any fraud that involves management or other employees who have a significant role in the internal controls of the Target Companies) is made known to the management of the Company by others within any of the Target Companies and are effective in recording, processing, summarizing and reporting financial data. Each Target Company maintains books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that are designed to provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to maintain accountability for such Target Company’s assets, (iv) access to such Target Company’s assets is permitted only in accordance with management’s authorization, and (v) adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a timely basis. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. For the past four (4) years, no Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

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(c) Except as and to the extent set forth in the Company Financials, the Target Companies do not have any Indebtedness of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for: (i) liabilities that were incurred in the ordinary course of business of the Target Companies and each Target Company, as applicable, since the Interim Balance Sheet Date, (ii) obligations for future performance under any contract to which any Target Company is a party or (iii) such other liabilities and obligations which would not, individually or in the aggregate, be material and adverse to the Target Companies taken as a whole. Except as disclosed on Section 6.7(c) of the Company Disclosure Schedules, no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(d) Except as set forth in the Company Financials, no Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), including any off-balance sheet obligations or any “variable interest entities” (within the meaning Accounting Standards Codification 810), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Balance Sheet Date contained in the Company Financials or (ii) not material and that were incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(e) All financial projections with respect to the Target Companies are prepared in good faith, subject to assumptions specified therein.

6.8 Absence of Certain Changes. Except as set forth on Section 6.8 of the Company Disclosure Schedules or for actions expressly contemplated by this Agreement, since the Balance Sheet Date, each Target Company: (a) has conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) has not been subject to a Material Adverse Effect, (c) has not sold, assigned or otherwise transferred any right, title or interest in or to any of their respective assets (including ownership in Intellectual Property and IT Systems) valued in excess of $250,000 individually or $500,000 in the aggregate to any Person other than any of the other Target Companies and other than non-exclusive licenses in the ordinary course of its business, and (d) has not taken any action or committed or agreed to take any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 7.2.

6.9 Compliance with Laws.

(a) Except as set forth on Section 6.9 of the Company Disclosure Schedules, no Target Company is or has been in material conflict or non-compliance with, or in material default or violation of, nor has any Target Company received, for the past four (4) years, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws in all material respects by which it is or any of its properties, assets, employee, businesses or operations are or were bound or affected, except, in each case, for any such conflicts, non-compliance, defaults, breaches or violations that would not have or would not reasonably be expected to have a Material Adverse Effect to the Target Company taken as a whole.

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(b) In connection with its collection, storage, use, processing and/or disclosure of any information that constitutes “personal information,” “personal data” or “personally identifiable information” as defined in applicable Laws (collectively “Personal Information”) by or on behalf of any Target Company, the Target Companies are and have been in material compliance with (i) all applicable Laws (including, without limitation, Laws relating to privacy, personal data protection, use of data, data security, telephone and text message communications, and marketing by email or other channels) in all relevant jurisdictions, (ii) the Target Companies’ published privacy policies regarding their privacy or data security practices, and (iii) the requirements of any contracts, codes of conduct or industry standards by which any Target Company is legally bound and which concerns the processing of Personal Information, except, in each case as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Target Companies maintain and have maintained commercially reasonable physical, technical, organizational and administrative security measures and policies designed to protect all Personal Information owned, stored, used, processed, maintained or controlled by the Target Companies from and against any material instances of unlawful, accidental or unauthorized access, destruction, loss, use, modification and/or disclosure. The Target Companies are and have been in compliance in all material respects with all applicable Laws and applicable policies of any platform on which any game published by a Target Company is offered or sold relating to data loss, theft and breach of security notification obligations. There have been no occurrence of (x) unlawful, accidental or unauthorized destruction, loss, use, processing, modification or disclosure of or access to Personal Information owned, stored, used, processed, maintained or controlled by or on behalf of the Target Companies which require or required the Target Companies’ to notify Government Authorities, affected individuals or other parties of such occurrence or (y) unauthorized access to or disclosure of the Target Companies’ confidential information or trade secrets. No material Actions are pending or, to the Knowledge of the Company, threatened in writing against the Target Companies relating to the collection, use, dissemination, storage and protection of Personal Information.

6.10 Company Permits. Each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”), except where the failure to have such Company Permits would not reasonably be expected to have a Material Adverse Effect to the Target Companies taken as a whole. The Company has made available to Purchaser true, correct and complete copies of all material Company Permits. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened in writing. No Target Company is in violation in any material respect of the terms of any Company Permit except for any such violations that would not have or would not reasonably be expected to have a Material Adverse Effect to the Target Companies, and no Target Company has received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any material Company Permit.

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6.11 Litigation. Except as described on Section 6.11 of the Company Disclosure Schedules, there is no: (a) Action pending or, to the Company’s Knowledge, currently threatened against any of the Target Companies or their respective assets or properties before any Governmental Authority that (i) question the validity of this Agreement or any Ancillary Document, or the right of the Company to enter into this Agreement or any Ancillary Document, or the right of any of the Target Companies to perform its obligations contemplated by this Agreement or any Ancillary Document, or (ii) if determined adversely to any Target Company, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or result in any change in the current equity ownership of the Company; (b) Action initiated by any of the Target Companies currently pending or which any of the Target Companies currently intends to initiate, except, it has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (c) Action of any nature involving an amount claimed against any Target Company that exceeds RMB1,000,000 which is currently pending or, to the Company’s Knowledge, threatened, to be made for the past five (5) years; or (d) Order now pending or outstanding or that was rendered by a Governmental Authority for the past five (5) years, in either case by or against any Target Company, its business, equity securities or assets. None of the current or former officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

6.12 Material Contracts.

(a) Section 6.12(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of, and the Company has made available to Purchaser true, correct and complete copies of each Contract (subject to redactions only to the extent necessary to avoid disclosure of any confidential and proprietary information of the Target Companies) currently in effect to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Section 6.12(a) of the Company Disclosure Schedules, a “Company Material Contract”) that:

(i) contains covenants that limit in any material respect the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) relates to the formation, creation, operation, management or control of any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

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(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices other than those entered into in the ordinary course of business of the Target Companies on behalf of a customers or any ordinary course transactions that are settled on a daily basis;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $500,000, other than those incurred in the ordinary course of business of the Target Companies on behalf of a customers or any ordinary course transactions that are settled on a daily basis;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $500,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $3,000,000 per year;

(viii) involves payment by the Target Companies in excess of $3,000,000 and is with any of the top five (5) suppliers of the Target Companies ranked by dollar volume of payment by the Target Companies;

(ix) obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the Effective Time in excess of $100,000;

(x) is between any (A) Target Company and (B) any directors, officers or employees of a Target Company (other than employment, consulting service, non-competition and non-solicitation, assignment of Intellectual Property or confidentiality arrangements with employees entered into in the ordinary course of business), including all severance agreements and indemnification agreements, or any Related Person;

(xi) obligates the Target Companies to make any capital commitment or expenditure in excess of $700,000 (including pursuant to any joint venture);

(xii) relates to a settlement of any Action for an amount greater than $500,000 entered into within three (3) years prior to the date of this Agreement or under which any Target Company has outstanding obligations (other than customary confidentiality or non-disparagement obligations);

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(xiii) in the Company’s determination will be required to be filed with the Registration Statement under applicable SEC requirements pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act if the Company was the registrant; or

(xiv) provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney other than in the ordinary course of business.

(b) True, correct and complete copies of the Contracts required to be listed on Section 6.12(a) of the Company Disclosure Schedules, have been delivered to or made available to Purchaser prior to the date of this Agreement, together with all amendments thereto. Except as disclosed in Section 6.12(b) of the Company Disclosure Schedules, with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all material respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the Transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract; (iii) no Target Company is in material breach or default in any material respect, no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in material breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written notice of termination by any party to any such Company Material Contract to terminate such Company Material Contract or materially amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect the Target Companies, taken as a whole, in any material respect; and (vi) no Target Company has waived any material rights under any such Company Material Contract.

6.13 Intellectual Property.

(a) Section 6.13(a) of the Company Disclosure Schedules sets forth: as of the date hereof, (i) all Patents and Patent applications, Trademarks and service mark registrations and applications, copyright registrations and applications and domain name registrations owned by a Target Company (“Company Registered IP”), specifying as to each item, as applicable: (A) the title of the item, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates (if applicable). Section 6.13(a) of the Company Disclosure Schedules sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions that are material to the Target Companies’ main businesses as currently conducted (“Company IP Licenses”) (other than (i) “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available to the public generally (collectively, “Off-the-Shelf Software”) and (ii) licenses, sublicenses and other agreements or permissions for any Target Company to use Intellectual Property owned by any third party specified in commercial agreements (including supply agreements) entered into in the ordinary course of business of the Target Companies, which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which a Target Company is a licensee or otherwise is authorized to use or practice any material Intellectual Property. Each Target Company owns, free and clear of all Liens (other than Permitted Liens) all Company Registered IP, and where applicable, all assignments have been duly recorded with any governmental agencies or other Intellectual Property offices reflecting the correct ownership of such Company Registered IP in the applicable Target Company name(s). Except as set forth on Section 6.13(a) of the Company Disclosure Schedules, all material Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, except for fees and costs payable to file, apply for, register, patent or maintain Company Registered IP.

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(b) Except as set forth on Section 6.13(b) of the Company Disclosure Schedules, to the Knowledge of the Company, each Target Company has a valid and enforceable license to use all material Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). To the Knowledge of the Company, the Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions for material Intellectual Property necessary to operate the Target Companies as presently conducted. Each Target Company has performed all material obligations imposed on it in the applicable Company IP Licenses, and such Target Company is not in material breach or material default thereunder in any material respect by any Target Company thereunder. Except as set forth on Section 6.13(b) of the Company Disclosure Schedules, to the Knowledge of the Company, all registrations for material Copyrights, Patents, Trademarks and domain names that are owned by any Target Company are valid and in force, with all applicable maintenance and renewal fees having been paid.

(c) No Action is pending, and, to the Company’s Knowledge, no Action is threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any material Intellectual Property currently owned, licensed, used or held for use by the Target Companies for the Target Companies’ main businesses as currently conducted, except for (i) any Action relating to applications for Intellectual Property in the ordinary course of ex parte prosecution of such applications, and (ii) the adverse result or conclusion of which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Target Companies. During the past five (5) years, no Target Company has been a party to any Action or received written notice of a claim related to any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person in material respects is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company. There are no Orders to which any Target Company is a party, or is otherwise materially affected thereby, that (i) restrict the rights of a Target Company to use, transfer, license or enforce any material Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in any material respects in order to accommodate a third Person’s Intellectual Property, or (iii) grant any third Person any right with respect to any Intellectual Property owned by a Target Company. To the Knowledge of the Company, no Target Company is currently infringing, or has, in the past five (5) years, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect as a result of the ownership, use or license of any material Intellectual Property owned by a Target Company, or, to the Knowledge of the Company, in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third party is infringing upon, is misappropriating or is otherwise violating any Intellectual Property owned by any Target Company and material to the Target Companies’ businesses as currently conducted (“Company IP”) in any material respect.

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(d) The Target Companies have taken commercially reasonable efforts to maintain, protect and enforce the Intellectual Property owned or licensed by them. All employees and independent contractors of a Target Company who develop or have developed material Intellectual Property for such Target Company have assigned to the Target Company such material Intellectual Property arising from the services performed for a Target Company by such Persons. To the Knowledge of the Company, no current or former officers, employees or independent contractors of a Target Company have claimed in writing any ownership interest in any material Intellectual Property owned by a Target Company. The Company has made available to Purchaser true and complete copies of templates of written Contracts used by the Target Companies under which employees and independent contractors assigned the material Intellectual Property developed for a Target Company to a Target Company. Each Target Company has taken commercially reasonable security measures designed to protect the secrecy and confidentiality of the material Company IP, and no Target Company is aware of any material breach or violation of any such measures by any Persons.

(e) To the Knowledge of the Company, during the past five (5) years, no Person has obtained unauthorized access in any material respect to third party personal information and data in the possession of a Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data regarding individuals or their personal information that are protected by applicable data privacy Law. Each Target Company has complied in all material respects with all applicable Laws relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines.

(f) To the Knowledge of the Company, the consummation of any of the Transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments by a Target Company under, or release of source code for software included in Company IP because of (i) any Contract providing for the license granted by a Target Company to a third party for material Intellectual Property owned by a Target Company, or (ii) any Company IP License. Following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ material rights under such Contracts or Company IP Licenses to the same or similar extent that the Target Companies would have been able to exercise had the Transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such Transactions.

(g) The Company IP is sufficient for the Target Companies to carry on the business in all material respects from and after the Effective Date as presently carried on by the Target Companies, consistent with past practice. After the Effective time, the Target Companies will continue to have the right to use all Company IP Licenses on identical terms and conditions as the Target Companies enjoyed immediately prior to the Closing. The Target Companies have taken all reasonably necessary actions consistent with applicable Laws to maintain and protect each item of Company IP material to the business of the Target Companies, including with respect to the validity and enforceability thereof. None of the Target Companies is a party to or bound by any Contract that materially limits, restricts, or impairs its or their ability to use, sell, transfer, assign, license or convey any of their interests in the Company IP. The Company IP is not subject to joint ownership by any third party.

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(h) To the Knowledge of the Company, no funding, facilities, material, information, Intellectual Property or personnel of a university, college, other educational institution or research center or Governmental Authority (each a “Designated Entity”) were used, directly or indirectly, in the development or commercialization, in whole or in part, of any Company IP and no Designated Entity has any right, title or interest (including any usage, license, “march in,” ownership, co-ownership or other rights) in or to any Company IP. Section 6.13(h) of the Company Disclosure Schedules sets forth any subsidy, tax or other incentive made available to the Target Company or provided by any Designated Entity in the development of the Company IP or otherwise in connection with the operation of the respective businesses of the Target Companies.

(i) The Company has established and implemented, and is operating in material compliance with, policies, programs and procedures that are commercially reasonable, consistent with industry practices or companies offering similar services. The Company maintains security controls, consistent with industry practices or companies offering similar services, for all material information technology systems owned by the Target Companies, including computer hardware, software, networks, information technology systems, electronic data processing systems, telecommunications networks, network equipment, interfaces, platforms, peripherals, and data or information contained therein or transmitted thereby, including any outsourced systems and processes (collectively, the “IT Systems”). The Target Companies have used commercially reasonable efforts to protect the confidentiality, integrity and security of the IT Systems used in the operation of their respective businesses and to prevent any unauthorized use, access, interruption or modification of the IT Systems. The IT Systems have not suffered any material failures, breakdowns, continued substandard performance, unauthorized intrusions, or other adverse events affecting any such IT Systems that, in each case, have caused any substantial disruption of or interruption in or to the business operated by the Target Companies and the use of such IT Systems. None of the software owned or licensed by the Target Companies incorporates, is combined with or distributed with, or is subject to any “open source,” “copyleft” community source, shareware, freeware, or other code in a manner that would require a Target Company to (i) disclose and distribute any proprietary source code of a Target Company, (ii) license its software for the purpose of making derivative works, (iii) grant to any Person any rights or immunities under any Intellectual Property owned or used by the Target Companies, or (iv) distribute its software at no or minimal charge or otherwise impose economic limitations on the distribution or commercial exploitation of the software of any of the Target Companies.

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6.14 Taxes and Returns. Except as set forth on Section 6.14 of the Company Disclosure Schedules:

(a) Each Target Company has or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established.

(b) There is no current pending or, to the Knowledge of the Company, threatened Action against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) There are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any material Tax, and no Target Company has been notified in writing of any material proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d) There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e) No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return outside the ordinary course of business.

(f) No Target Company has any Liability for the Taxes of another Person (other than another Target Company) (i) as a transferee or successor, or (ii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on such Target Company with respect to any period following the Closing Date.

(g) No Target Company is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

(h) No Target Company is treated as a domestic corporation (as such term is defined in Section 7701 of the Code) for U.S. federal income tax purposes.

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(i) No Target Company has taken, or agreed to take, any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. To the Knowledge of the Company, there are no facts or circumstances that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

6.15 Real Property. Section 6.15 of the Company Disclosure Schedules contains a complete and accurate list of all premises currently leased or subleased by a Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”), as well as the current annual rent and term under each Company Real Property Lease. The Company has provided to Purchaser a true and complete copy of each of the Company Real Property Leases. The Company Real Property Leases are valid, binding and enforceable against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, in accordance with their terms and are in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a material default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received written notice of any such condition, except as would not, individually or in the aggregate, be material to the Target Companies, taken as a whole. No Target Company owns any interest in real property (other than the leasehold interests in the Company Real Property Leases).

6.16 Personal Property. Each item of Personal Property which is currently owned by a Target Company with a book value or fair market value of greater than Fifty Thousand U.S. Dollars ($50,000) is in good operating condition and repair in all material respects (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted is not in any material respect dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by, or otherwise contracted to, a Target Company.

6.17 Title to and Sufficiency of Assets. Except as set forth on Section 6.17 of the Company Disclosure Schedules, each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, (except, in each case, as such enforcement may be limited by the Enforceability Exceptions) free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the Interim Balance Sheet and (d) Liens set forth on Section 6.17 of the Company Disclosure Schedules, except for where the failure to have such good title or valid leasehold interests would not be material to the Target Companies, taken as a whole. The assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the material assets, rights and properties that are used in the operation of the businesses of the Target Companies as it is now conducted or that are used or held by the Target Companies for use in the operation of the businesses of the Target Companies, and taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted.

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6.18 Employee Matters.

(a) Except as set forth in Section 6.18(a) of the Company Disclosure Schedules, no Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Section 6.18(a) of the Company Disclosure Schedules sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons employed by or providing services as independent contractors to a Target Company. No current officer or employee of a Target Company has provided any Target Company written notice of his or her plan to terminate his or her employment with any Target Company. Additionally, none of the ten-highest paid employees or officers of a Target Company has, to the Knowledge of the Company, given oral notice of his or her plan to terminate his or her employment with any Target Company.

(b) Except as set forth in Section 6.18(b) of the Company Disclosure Schedules, each Target Company (i) is and has been in compliance in all material respects with all material applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no material Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) Section 6.18(c) of the Company Disclosure Schedules hereto sets forth a complete and accurate list as of the date hereof of all employees which hold the position of director or above of the Target Companies showing for each as of such date the employee’s name, job title or description, and department, and the jurisdiction in which they are employed. Except as set forth on Section 6.18(c) of the Company Disclosure Schedules, (A) no employee is a party to a written employment Contract with a Target Company, and (B) the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth on Section 6.18(c) of the Company Disclosure Schedules, each Target Company employee has entered into the Company’s standard form of employee confidentiality, inventions assignment, non-solicit and non-competition agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of template of which has been made available to Purchaser by the Company.

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(d) Section 6.18(d) of the Company Disclosure Schedules contains a list of all independent contractors (including consultants) currently engaged by any Target Company and its agreement relating to their engagement. Except as set forth on Section 6.18(d) of the Company Disclosure Schedules, all of such independent contractors are a party to a written Contract with a Target Company. Except as set forth on Section 6.18(d) of the Company Disclosure Schedules, each such independent contractor has entered into the Company’s standard form of independent contractor confidentiality, non-solicit and non-competition agreement, and assignment of inventions and copyrights in such Person’s agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of template of which has been made available to Purchaser by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company. Except as set forth on Section 6.18(d) of the Company Disclosure Schedules, each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Company to pay severance or a termination fee. For the purpose of this section, “independent contracts” means the individuals who are currently engaged by any Target Company to provide services and who are not full-time employees of any Target Company.

(e) To the Company’s Knowledge, no officer, management employee, or any group of management employees, intends to terminate their employment with any of the Target Companies, nor does any of the Target Companies have a present intention to terminate the employment of any of the foregoing. Each officer and management employee of each of the Target Companies is currently providing full-time services to the conduct of the business of each of the Target Companies. No director, officer or management employee is currently working for a competitive enterprise or any Governmental Authority.

(f) Except as set forth in Section 6.18(f) of the Company Disclosure Schedules of the Company Disclosure Schedules, no officer of any of the Target Companies is entitled to any material compensation upon termination of employment, except as required by Law applicable to the jurisdiction in which such officer or employee is employed.

(g) There are no material claims, disputes, grievances, or controversies pending or, to the Knowledge of the Company, threatened involving any employee or group of employees. To the Knowledge of the Company there are no material charges, investigations, administrative proceedings or formal complaints of (i) discrimination or retaliation (including discrimination, harassment or retaliation based upon sex, age, marital status, race, national origin, sexual orientation, disability or veteran status), (ii) unfair labor practices, (iii) violations of health and safety Laws, (iv) workplace injuries or (v) whistleblower retaliation against the Company, in each case that (y) pertain to any current or former employee and (z) have been threatened in writing by such employee or are pending before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Authority.

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(h) Each of the individuals that have been nominated to serve on the Company’s board of directors immediately following the Closing as independent directors satisfy in all respects the independence requirements as set forth in the rules of the Nasdaq Stock Market and pursuant to Rule 10A-3 under the Exchange Act. None of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.

6.19 Benefit Plans.

(a) Set forth on Section 6.19(a) of the Company Disclosure Schedules is a true and complete list of each Foreign Plan of a Target Company (each, a “Company Benefit Plan”). No Target Company has within the past ten (10) years maintained or contributed to (or had an obligation to contribute to) any Benefit Plan, whether or not subject to ERISA, which is not a Foreign Plan.

(b) With respect to each material Company Benefit Plan which covers any current or former officer, director, individual consultant or employee (or beneficiary thereof) of a Target Company, the Company has made available to Purchaser accurate and complete copies, if applicable, of: (i) the current plan documents and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto), and written descriptions of any material Company Benefit Plans which are not in writing; (ii) the most recent actuarial valuation; and (iii) all material communications in the past five (5) years with any Governmental Authority concerning any matter that is still pending or for which a Target Company has any outstanding material Liability.

(c) Except as set forth on Section 6.19(c) of the Company Disclosure Schedules, with respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing in all material respects with applicable regulatory authorities and Governmental Authorities; (ii) no breach of fiduciary duty that would result in material Liability to any Target Company has occurred; (iii) no Action that would result in a material Liability to any Target Company is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to a Company Benefit have been timely made; (v) all benefits accrued under any unfunded Company Benefit Plan have been timely made, and (vi) no Company Benefit Plan provides for retroactive increases in contributions, premiums or other payments in relation thereto. No Target Company has incurred any material obligation in connection with the termination of, or withdrawal from, any Company Benefit Plan. The Target Companies are, and have since their respective incorporation been, in compliance in all material respects with all applicable Laws regarding the China Social Benefits.

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(d) To the extent applicable, the present value of the accrued benefit liabilities (whether or not vested) under each Company Benefit Plan, determined as of the end of the Company’s most recently ended fiscal year on the basis of reasonable actuarial assumptions, did not materially exceed the current value of the assets of such Company Benefit Plan allocable to such benefit liabilities.

(e) The consummation of the Transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation under any Company Benefit Plan or under any applicable Law; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any director, employee or independent contractor of a Target Company.

(f) Except to the extent required by applicable Law, no Target Company provides health, life insurance or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

6.20 Environmental Matters. Except as set forth in Section 6.20 of the Company Disclosure Schedules:

(a) Each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all material Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge threatened to revoke, modify in any material respect, or terminate any such Environmental Permit.

(b) No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material in each case that would reasonably be expected to give rise to any material Liability. No Target Company has assumed, contractually or by operation of Law, any outstanding material Liabilities or obligations under any Environmental Laws.

(c) No Action is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws.

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(e) To the Knowledge of the Company, there is no investigation by any Governmental Authority of the business, operations, or currently owned, operated, or leased property of a Target Company pending or threatened in writing that could reasonably be expected to result in a Target Company incurring material Environmental Liabilities.

6.21 Transactions with Related Persons. Except (i) as set forth on Section 6.21 of the Company Disclosure Schedules, (ii) any Company Benefit Plan or any stock option or other equity incentive plans as set forth on Section 6.3(b) of the Company Disclosure Schedules, (iii) the employment relationships and the payment of compensation, benefits and expense reimbursements and (iv) advances in the ordinary course of business, no Target Company nor any officer, director, manager, employee of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (each of the foregoing, a “Related Person”) is presently, or in the past two (2) years, has been, a party to any transaction with a Target Company, including any Contract (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to or from (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has a position as an officer or director, trustee or partner or in which any Related Person has any direct or indirect ownership interest (other than the ownership of securities representing no more than three percent (3%) of the outstanding voting power or economic interest of a publicly traded company) in each case, other than any Ancillary Document. Except as set forth on Section 6.21 of the Company Disclosure Schedules, or as contemplated by or provided for in any Ancillary Document, no Target Company has any outstanding Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. The assets of the Target Companies do not include any material receivable or other material obligation from a Related Person, and the liabilities of the Target Companies do not include any material payable or other material obligation or material commitment to any Related Person.

6.22 Insurance.

(a) Section 6.22(a) of the Company Disclosure Schedules lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. To the Knowledge of the Company, except as would not be expected to result in a Material Adverse Effect on the Target Companies taken as a whole, each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No Target Company has any self-insurance or co-insurance programs. For the past two (2) years, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

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(b) Section 6.22(b) of the Company Disclosure Schedules identifies each individual insurance claim in excess of $50,000 made by a Target Company for the past two (2) years. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies, taken as a whole. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

6.23 Top Vendors. Section 6.23 of the Company Disclosure Schedules lists, by dollar volume paid for each of and the ten (10) largest suppliers of goods or services to the Target Companies (the “Top Vendors”), along with the amounts of such dollar volumes and includes a description of the goods or services provide by such Top Vendor. To the Knowledge of the Company, the relationships of each Target Company with Top Vendors are good commercial working relationships and (i) no Top Vendor within the last twelve (12) months has cancelled or otherwise terminated, or, has given the Company’s written notice to cancel or otherwise terminate, any material relationships of such Person with a Target Company, (ii) no Top Vendor has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened in writing to stop, decrease or limit materially, or modify materially its material relationships with a Target Company or stop, decrease or limit materially its products or services to any Target Company or its usage or purchase of the products or services of any Target Company, (iii) to the Company’s Knowledge, no Top Vendor intends to refuse to pay any material amount due to any Target Company or seek to exercise any remedy against any Target Company, and (iv) except as set forth in Section 6.23 of the Company Disclosure Schedules, no Target Company has within the past two (2) years been engaged in any material dispute with any Top Vendor.

6.24 Certain Business Practices.

(a) Since its formation no Target Company, nor, to the Knowledge of the Company any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or other foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. Since its formation no Target Company, nor, to the Knowledge of the Company, any of their respective Representatives acting on their behalf has directly or knowingly indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

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(b) Since its formation the operations of each Target Company are and have been conducted at all times in compliance in all material respects with anti-money laundering statutes in all applicable jurisdictions that govern the operations of the Target Company, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority that have jurisdiction over the Target Companies, and no Action involving a Target Company with respect to the any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) No Target Company or, to the Knowledge of the Company, any of their respective directors, officers acting on behalf of a Target Company, is currently (i) identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, the U.S. Department of State, or other applicable Governmental Authority; (ii) incorporated, organized, resident, or located in, or a national of a comprehensively sanctioned country (currently, the Balkans, Belarus, Burma, Cote D’Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Iran, Iraq, Liberia, North Korea, Sudan, Syria, and Zimbabwe); or (iii) in the aggregate, fifty (50) percent or greater owned, directly or indirectly, or otherwise Controlled, by a person identified in (i) or (ii); and no Target Company has, directly or, knowingly, indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, or any other country comprehensively sanctioned by OFAC (currently, the Balkans, Belarus, Burma, Cote D’Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Iran, Iraq, Liberia, North Korea, Sudan, Syria, and Zimbabwe) or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC or the U.S. Department of State in the last five (5) fiscal years.

6.25 Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act.

6.26 Finders and Brokers. Except as set forth in Section 6.26 of the Company Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Purchaser, Pubco, the Target Companies or any of their respective Affiliates in connection with the Transactions contemplated hereby based upon arrangements made by or on behalf of any Target Company.

6.27 Books and Records. The minute books of each of the Target Companies contain complete and accurate records in all material respects of all meetings and other corporate actions of each of the Company Shareholders, the board of directors or similar governing body of the Company (the “Company Board”) or the Subsidiaries’ shareholders or board of directors (or similar governing body) and all committees, if any, appointed by the Company Board or the Subsidiaries’ board of directors (or similar governing body), as applicable. The registers of members of each of the Target Companies are complete and reflect all issuances, transfers, repurchases and cancellations of shares of capital stock of each of the Target Companies.

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6.28 Takeover Statutes and Charter Provisions. The Company Board has made commercially reasonable efforts to cause that the restrictions on a “business combination” contained under any Laws that would otherwise be applicable to the Company and that are in effect as of the date of this Agreement are inapplicable to this Agreement and the other Transactions, and no such restrictions have heretofore been applicable to any acquisition, disposition, recapitalization or restructuring of the Company or its business or any of the Target Companies. As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other antitakeover statute or similar Law applies with respect to any of the Target Companies in connection with this Agreement or the Transactions, and no such restriction have heretofore been applicable to any acquisition, disposition, recapitalization or restructuring of the Company or its business or any of the Target Companies. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” or similar antitakeover agreement or plan in effect to which any of the Target Companies is subject, party or otherwise bound.

6.29 Powers of Attorney. Except as set forth on Section 6.29 of the Company Disclosure Schedules, the Company and the Target Companies do not have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) or any obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person.

6.30 Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any report on Form 6-K or Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to Purchaser’s shareholders and/or prospective investors with respect to the consummation of the Transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company or its Affiliates.

6.31 Board Approval. The Company Board (including any required committee or subgroup of such board) has, as of the date of this Agreement, unanimously (a) declared the advisability of the Transactions contemplated by this Agreement, (b) determined that the Transactions contemplated hereby are in the best interests of the Company Shareholders, and (c) subject to the effectiveness of the Registration Statement and receipt of the Regulatory Approvals, recommended that the Company Shareholders approve, authorize and adopt this Agreement, the Mergers and the other Transactions and execute the Company Written Consent or vote in favor of the Company Special Resolution.

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6.32 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of Purchaser, Pubco, First Merger Sub and Second Merger Sub and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Purchaser, Pubco, First Merger Sub and Second Merger Sub for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of Purchaser, Pubco, First Merger Sub and Second Merger Sub set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto, and the information provided by or on behalf of Purchaser, Pubco, First Merger Sub or Second Merger Sub for the Registration Statement; and (b) none of Purchaser, Pubco, First Merger Sub or Second Merger Sub or their respective Representatives have made any representation or warranty as to Purchaser, Pubco, First Merger Sub or Second Merger Sub or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to Company pursuant hereto. The Company acknowledges that the Company and its Representatives have been provided with full and complete access to the Representatives, books and records of Purchaser and other information that they have requested in connection with their investigation of Purchaser and the Transactions. Except as provided in Article IV, the Company is not relying on any representation or warranty, oral or written, express or implied, whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Purchase, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Purchaser as conducted after the Closing, as contained in any materials provided by Purchaser or any of its Affiliates or any of their respective stockholders, partners, members or Representatives or otherwise.

6.33 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article VI, the Company has not made or does not make any representation or warranty, whether express or implied. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, the Company has not made and does not make any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser, its Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any other Target Companies (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Purchaser, its Affiliates or any of their respective Representatives or any other Person, and any such representations or warranties are expressly disclaimed.

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ARTICLE VII
COVENANTS

7.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 9.1 or the Closing (the “Interim Period”), subject to Section 7.13, each of the Company, Pubco, First Merger Sub and Second Merger Sub shall give, and shall cause its Representatives to give, Purchaser and its Representatives, at reasonable times during normal business hours and at reasonable intervals and upon reasonable advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, books and records, financial and operating data and other similar information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies, Pubco, First Merger Sub and Second Merger Sub as Purchaser or its Representatives may reasonably request regarding the Target Companies, Pubco or Merger Sub and their respective businesses, assets, liabilities, financial condition, prospects, operations, management, employees and other aspects and cause each of the Representatives of the Company, Pubco, First Merger Sub and Second Merger Sub to reasonably cooperate with Purchaser and its Representatives in their investigation; provided, however, that Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies, Pubco First Merger Sub or Second Merger Sub.

(b) During the Interim Period, subject to Section 7.13, Purchaser shall give, and shall cause its Representatives to give, the Company, Pubco, First Merger Sub or Second Merger Sub and their respective Representatives, at reasonable times during normal business hours and at reasonable intervals and upon reasonable advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to Purchaser, as the Company, Pubco, First Merger Sub and Second Merger Sub or their respective Representatives may reasonably request regarding Purchaser and its businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of Purchaser’s Representatives to reasonably cooperate with the Company, Pubco, First Merger Sub, and Second Merger Sub and their respective Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of Purchaser.

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7.2 Conduct of Business of the Company, Pubco, First Merger Sub and Second Merger Sub.

(a) Unless Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated, permitted or required by this Agreement or any Ancillary Document or as set forth on Section 7.2 of the Company Disclosure Schedules, or as required by applicable Law, the Company, Pubco, First Merger Sub and Second Merger Sub shall, and shall cause their respective Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Target Companies, Pubco, First Merger Sub and Second Merger Sub and their respective businesses, assets and employees, and (iii) use commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective current officers and key employees, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b) Without limiting the generality of Section 7.2(a) and except as contemplated, permitted or required by the terms of this Agreement or any Ancillary Document (including in connection with any PIPE Investment), as set forth on the Company Disclosure Schedules, or as required by applicable Law, during the Interim Period, without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), none of the Company, Pubco, First Merger Sub or Second Merger Sub shall, and each shall cause its Subsidiaries to not:

(i) Terminate, amend, or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, provided that the increase to share capital of any Target Company in the ordinary course of business shall not require the consent of Purchaser;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities provided that any intra-group transfer of equity interests or securities of the Target Companies shall not require the consent of Purchaser;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $1,000,000 individually or $3,000,000 in the aggregate, make a loan or advance to any third party (other than advancement of expenses to employees or payments to suppliers in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $1,000,000 individually or $3,000,000 in the aggregate;

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(v) increase the wages, salaries or compensation of its executives other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any executives, or materially increase other benefits of executives generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current officer, manager, director, in each case other than as required by applicable Law, pursuant to the terms of any Benefit Plans or in the ordinary course of business consistent with past practice;

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with IFRS or GAAP;

(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company Licensed IP or other Company IP, or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(viii) terminate, or waive or assign (except for any such assignment between Target Companies) any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary unrelated to the Company’s current business or enter into any new line of business which is not material to the Company’s current business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xii) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with IFRS or GAAP and after consulting with such party’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim or Action (including any Action relating to this Agreement or the Transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Target Companies, Pubco, First Merger Sub or Second Merger Sub) not in excess of $500,000 (individually or $1,000,000 in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials, as applicable;

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(xiv) close or materially reduce its activities, at any of its facilities;

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, in each case, except for transactions in the ordinary course of business;

(xvi) make any capital expenditures in excess of $500,000 (individually for any project (or set of related projects) or $3,000,000 in the aggregate);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents or any Governmental Authority (if required) to be obtained in connection with this Agreement;

(xx) acquire any ownership interest in any real property;

(xxi) take, agree to take, or fail to take, any material action that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment;

(xxii) authorize or agree to do any of the foregoing actions; or

(xxiii) as of the Closing Date, the aggregate outstanding principal amount of the Company’s Indebtedness shall not exceed $3,000,000.

7.3 Conduct of Business of Purchaser.

(a) Unless the Company and Pubco shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement, as set forth on Section 7.3 of the Purchaser Disclosure Schedules, or as required by applicable Law, Purchaser shall, (i) conduct its businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to Purchaser and its businesses, assets and employees, (iii) use commercially reasonable efforts to preserve intact, in all material respects, their respective business organizations, to keep available the services of its managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of its material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 7.3, nothing in this Agreement shall prohibit or restrict Purchaser from extending one or more times, in accordance with the Purchaser Charter and IPO Prospectus, or by amendment to the Purchaser Charter, the deadline by which it must complete its initial Business Combination (each, an “Extension”), and no consent of any other Party shall be required in connection therewith.

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(b) Without limiting the generality of Section 7.3(a) and except as contemplated by the terms of this Agreement (including as contemplated by any PIPE Investment) or any Ancillary Document or as set forth on Section 7.3 of the Purchaser Disclosure Schedules, or as required by applicable Law, during the Interim Period, without the prior written consent of the Company and Pubco (such consent not to be unreasonably withheld, conditioned or delayed), Purchaser shall not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, the Trust Agreement or the Rights Agreement;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay, repay or otherwise become liable for any Indebtedness, Liability (directly, contingently or otherwise), fees or expenses in excess $1,000,000 in the aggregate, other than the Extension Loans, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person; or use the proceeds from the Extension Loans to pay any amount other than the amount necessary for the Extension related to such Extension Loan;

(v) make or rescind any material election relating to Taxes, settle any material Action relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vi) amend, waive or otherwise change the Trust Agreement in any manner adverse to Purchaser;

(vii) terminate, waive or assign any material right under any material agreement to which it is a party;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

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(ix) establish any Subsidiary or enter into any new line of business;

(x) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xi) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP or IFRS, as applicable, and after consulting Purchaser’s outside auditors;

(xii) waive, release, assign, settle or compromise any claim or Action (including any Action relating to this Agreement or the Transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Purchaser) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Purchaser Financials;

(xiii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv) make any capital expenditures for any project (or set of related projects) (excluding for the avoidance of doubt, incurring any Expenses in accordance with the terms of this Agreement);

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xvi) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) (excluding the incurrence of any Expenses) in excess of $1,000,000 in the aggregate, other than pursuant to the terms of a Contract in existence as of the date of this Agreement, the Extension Loans, or entered into in the ordinary course of business or in accordance with the terms of this Section 7.3 during the Interim Period;

(xvii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xviii) enter into any agreement, understanding or arrangement with respect to the voting of its equity securities;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

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(xx) take, agree to take, or fail to take any action that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment; or

(xxi) authorize or agree to do any of the foregoing actions; and,

(xxii) as of the Closing Date, the Purchaser has not incurred total Liabilities (including all Expenses incurred in connection with this Agreement and the Transactions contemplated hereby, excluding, however, any deferred underwriting commissions set forth in Section 4.21 of the Purchaser Disclosure Schedules, Taxes or Liabilities incurred in connection with any Extension Loans) in excess of $1,200,000 in the aggregate.

7.4 Annual and Interim Financial Statements.

(a) During the Interim Period, within one hundred and twenty (120) calendar days following the end of each six (6) months the Company shall deliver to Purchaser an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Companies for such six (6) months.

(b) As promptly as practicable after the date of this Agreement, but in no event later than September 30, 2023, the Company shall deliver to Purchaser, audited consolidated financial statements for the fiscal years ended June 30, 2023 and June 30, 2022, which financial statements shall have been audited in accordance with PCAOB auditing standards by a PCAOB qualified auditor, and which shall consist of the consolidated statement of financial position of the Target Companies, and the related consolidated statements of profit or loss, changes in equity and cash flows for the years then ended, including the notes thereto and the report of Audit Alliance LLP.

7.5 Purchaser Public Filings. During the Interim Period, Purchaser will (i) keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws, (ii) use its best efforts prior to the Closing to maintain the listing of the Purchaser Public Units, the Purchaser Ordinary Shares, and the Purchaser Rights on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Pubco Ordinary Shares, and (iii) cooperate with the Company to cause the Pubco Ordinary Shares to be issued in connection with the Mergers to be approved for listing as of the Closing Date on Nasdaq and to do such things as are necessary, proper or advisable which may be requested by Nasdaq in connection with a listing pursued pursuant to this Section 7.5.

7.6 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in potentially making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means any of the following transactions involving the Target Companies, the Acquisition Entities, or Purchaser (other than the Transactions contemplated by this Agreement): (1) any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, consolidation, liquidation or dissolution or other similar transaction, or (2) any sale, lease, exchange, transfer or other disposition of a material portion of the assets of such Person (other than the sale, the lease, transfer or other disposition of assets in the ordinary course of business) or any class or series of the share capital or capital stock or other equity interests of the Target Companies, Purchaser or the Acquisition Entities in a single transaction or series of transactions.

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(b) From the date of this Agreement and until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “No Shop Period”), in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the Transactions contemplated hereby, each Party shall not, and shall cause its Representatives not to, without the prior written consent of the Company and Purchaser, directly or indirectly, (i) solicit, initiate or knowingly facilitate or assist the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or its or their respective businesses, operations, assets, liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal, (v) negotiate or enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, agreement in principle, or other similar agreement with respect to any Acquisition Proposal, other than confidentiality or similar agreements, (vi) grant any waiver, amendment or release under any confidentiality agreement or applicable anti-takeover Laws relating to an Acquisition Proposal or Alternative Transaction, or (vii) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal or Alternative Transaction. Each of the Company and Purchaser shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction or Acquisition Proposal. If the Company or Purchaser or any of their respective Representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time prior to the Closing, then the Company or Purchaser (as applicable) shall promptly (and in no event later than twenty-four (24) hours after the Company or Purchaser (as applicable) becomes aware of such inquiry or proposal) notify such person in writing that the Company or Purchaser (as applicable) is subject to an exclusivity agreement with respect to the sale of the Company that prohibits it from considering such inquiry or proposal.

7.7 No Trading. The Company, Pubco, First Merger Sub and Second Merger Sub each acknowledges and agrees that it is aware, and that each other Target Company has been made aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company, Pubco, First Merger Sub and Second Merger Sub each hereby agree that, while it is in possession of any material nonpublic information of Purchaser, it shall not purchase or sell any securities of Purchaser, communicate such information to any third party, take any other action with respect to any securities of Purchaser, in each case in violation of the U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company, or cause or encourage any third party to do any of the foregoing.

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7.8 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the Transactions contemplated by this Agreement or (ii) any material non-compliance with any Law by such Party; (c) receives any notice or other communication from any Governmental Authority in connection with the Transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions set forth in Article VIII not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any material Action with respect to the consummation of the Transactions contemplated by this Agreement against such Party, or any of its properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

7.9 Efforts; Regulatory Approvals.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the Transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the Transactions contemplated by this Agreement. Each of the Company, Purchaser and the Acquisition Entities shall use their commercially reasonable efforts to cooperate in good faith with any Governmental Authority and to undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, Actions, nonactions or waivers in order to complete lawfully the Transactions, under the Laws set forth and described on Section 7.9 of their respective Disclosure Schedules (the “Regulatory Approvals”) as soon as practicable (but in any event prior to the Outside Date (as defined below)) and any and all action necessary to consummate the Transactions as contemplated hereby. Each of the Company, Purchaser and the Acquisition Entities shall take such action as may be required to cause the expiration or termination of the waiting, notice or review periods under any applicable Regulatory Approval with respect to the Transactions as promptly as practicable after the execution of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 7.9 or Section 7.10 shall require or obligate Purchaser, any Target Companies, or any of their respective Affiliates to agree or otherwise be required to, take or forbear from any commercially impracticable action or accept any condition or restriction in order to obtain any Regulatory Approvals.

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(b) With respect to each of the Regulatory Approvals and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company, Purchaser and the Acquisition Entities shall use its commercially reasonable efforts, (i) to the extent required by applicable Law, promptly submit all notifications, reports, and other filings required to be submitted to a Governmental Authority in order to obtain the Regulatory Approvals; (ii) diligently and expeditiously defend and use commercially reasonable efforts to obtain any necessary clearance, approval, consent or Regulatory Approval under any applicable Law prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions; and (iii) cooperate with each other in the defense of such matters. To the extent not prohibited by Law, the Company and the Acquisition Entities shall promptly furnish to Purchaser, and Purchaser shall promptly furnish to the Company, copies of any substantive notices or written communications received by such party or any of its Affiliates from any Governmental Authority with respect to the Transactions, and each such party shall permit counsel to the other parties an opportunity to review in advance, and each such party shall consider in good faith the views of such counsel in connection with, any proposed substantive written communications by such party or its Affiliates to any Governmental Authority concerning the Transactions; provided, however, that none of the Company, Purchaser or any of the Acquisition Entities shall enter into any agreement with any Governmental Authority relating to any Regulatory Approval contemplated in this Agreement without the written consent of the other parties.

(c) If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the Transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. No party to this Agreement shall agree to participate in any meeting, video or telephone conference, or other communications with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting, conference or other communications unless it consults with the other Parties in advance, and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting, conference or other communications. If any objections are asserted with respect to the Transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the Transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the Transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the Transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions contemplated by this Agreement or the Ancillary Documents.

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(d) Each of the Company, Purchaser and the Acquisition Entities agrees to make all filings, to provide all information reasonably required of such party and to reasonably cooperate with each other, in each case, in connection with the Regulatory Approvals; provided, however, that such party shall not be required to provide information to the extent that (w) any applicable Law requires it or its Affiliates to restrict or prohibit access to such information, (x) in the reasonable judgment of such party, the information is subject to confidentiality obligations to a third party, (y) in the reasonable judgment of such party, the information is commercially sensitive and disclosure of such information would have a material impact on the business, results of operations or financial condition of such party, or (z) disclosure of any such information would reasonably be likely to result in the loss or waiver of the attorney-client, work product or other applicable privilege.

(e) The Company, on the one hand, and Purchaser, on the other, shall each be responsible for and pay one-half of the filing fees payable to the Governmental Authorities in connection with the Transactions, including such filing fees payable by an Acquisition Entity.

7.10 Further Assurance and Support.

(a) (i) The Company shall, and shall cause the other Target Companies and Pubco and each of the First Merger Sub and the Second Merger Sub to, and (ii) Purchaser shall, (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any Target Company or Pubco, First Merger Sub, or Second Merger Sub or Purchaser, as applicable, are required to obtain in order to consummate the Transactions, and (b) take or cause such other action as may be reasonably necessary or as another Party hereto may reasonably request to satisfy the conditions of Article VIII (including, in the case of Purchaser and Pubco, the use of reasonable best efforts to enforce Pubco’s rights under the PIPE Subscription Agreements) or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable; provided, that, notwithstanding anything contained herein to the contrary, nothing in this Agreement shall require any of the Company, Purchaser, any Target Company, Pubco, First Merger Sub or Second Merger Sub or any of their respective Affiliates to (i) commence or threaten to commence, pursue or defend against any Action (except as required under Section 7.20, and without limiting the express obligations to make regulatory filings under Section 7.9), whether judicial or administrative, (ii) seek to have any stay or other Order vacated or reversed, (iii) propose, negotiate, commit to or effect by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of the Target Companies, (iv) take or commit to take actions that limit the freedom of action of any of the Target Companies or Purchaser with respect to, or the ability to retain, control or operate, or to exert full rights of ownership in respect of, any of the businesses, product lines or assets of the Target Companies or Purchaser or (v) bear any material expense, pay any material fee or grant any financial, legal or other accommodation to any other Person (for the avoidance of doubt, without limiting the express obligations of such parties under the terms of this Agreement and the Ancillary Documents).

(b) With respect to Pubco, during the Interim Period, the Company, Pubco, First Merger Sub and Second Merger Sub shall use commercially reasonable efforts to cause Pubco to maintain its status as a “foreign private issuer” as such term is defined under Exchange Act Rule 3b-4 and through the Closing.

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7.11 The Registration Statement.

(a) As promptly as practicable after the date hereof, Purchaser and Pubco shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 or F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Pubco Securities to be issued under this Agreement to the shareholders of the Company and Purchaser, which Registration Statement will also contain a proxy statement of Purchaser (as amended, and supplemented from time to time, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser shareholders for the matters to be acted upon at the Special Shareholder Meeting (as defined below) and providing the Public Shareholders an opportunity in accordance with Purchaser’s Organizational Documents and the IPO Prospectus to have their Purchaser Ordinary Shares redeemed (the “Redemption”) in conjunction with the shareholder vote on the Purchaser Shareholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser shareholders to vote, at an extraordinary general meeting of Purchaser shareholders to be called and held for such purpose (the “Special Shareholder Meeting”), in favor of resolutions approving (A) the adoption and approval of this Agreement and the Transactions (including, without limitation, the Second Merger and, to the extent required, the issuance of the Company Merger Consideration), by the holders of Purchaser Ordinary Shares in accordance with Purchaser’s Organizational Documents, the Cayman Companies Act and the rules and regulations of the SEC and Nasdaq, (B) the approval and authorization of the Second Merger Plan of Merger, (C) the adoption and approval of a new equity incentive plan of Pubco (the “Equity Incentive Plan”), which will be substantially in the form set out in Exhibit G attached hereto and which will provide that the total pool of awards under such Equity Incentive Plan will be a number of Pubco Ordinary Shares equal to seven percent (7%) of the aggregate number of Pubco Ordinary Shares issued and outstanding immediately after the Closing and shall include a customary evergreen provision, (D) the appointment of the members of the Post-Closing Pubco Board, in each case in accordance with Section 7.14 hereof, (E) to the extent required by the Federal Securities Laws, the Cayman Companies Act, the adoption of the Amended Pubco Charter, and (F) such other matters as the Company and Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the approvals described in foregoing clauses (A) through (F), collectively, the “Purchaser Shareholder Approval Matters”), and (G) the adjournment of the Special Shareholder Meeting, if and as mutually agreed by the Company and Purchaser.

(b) Pubco, Purchaser and the Company each shall use their reasonable best efforts to (i) cause the Proxy Statement and Registration Statement when filed with the SEC to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy Statement or the Registration Statement, (iii) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable, (iv) to keep the Registration Statement effective as long as is necessary to consummate the Mergers, and (v) to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Special Shareholder Meeting and the Redemption. No filing of, or amendment or supplement to the Proxy Statement or the Registration Statement will be made by Purchaser or Pubco without the approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed). Each of Purchaser and the Company shall promptly furnish all information concerning it as may reasonably be requested by the other Party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement, provided, however, that neither Purchaser nor the Company shall use any such information for any purposes other than those contemplated by this Agreement. All documents that Purchaser, Pubco and the Company is responsible for filing with the SEC in connection with the Transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Each of the Company, Purchaser and Pubco also agrees to use its commercially reasonable efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the Transactions.

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(c) The Company, each Acquisition Entity and Purchaser shall furnish all information concerning such Party as Purchaser and the Company may reasonably request in connection with such actions and the preparation of the Proxy/Registration Statement. Each of Purchaser and the Company represents to the other Party that the information supplied by it for inclusion in the Registration Statement and the Proxy Statement does not and shall not contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of Purchaser, (iii) the time of the Special Shareholder Meeting of Purchaser, and (iv) the Effective Time. If, at any time prior to the Effective Time, any event or circumstance relating to Purchaser (with respect to Purchaser), or relating to the Company, Pubco, First Merger Sub or Second Merger Sub (with respect to the Company), or their respective officers or directors, should be discovered by Purchaser or the Company (as applicable) which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, Purchaser or the Company (as applicable) shall promptly inform the other. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser and Pubco shall amend or supplement the Registration Statement and, subject to Section 7.11(b), Purchaser and Pubco shall file with the SEC and disseminate to Purchaser’s shareholders the Registration Statement, as so amended or supplemented, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and Purchaser’s Organizational Documents.

(d) Purchaser, Pubco and the Company each will advise the other, promptly after they receive notice thereof, of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) any response to comments of the SEC with respect to the Proxy Statement. Purchaser and Pubco shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that Purchaser, Pubco or their respective Representatives receive from the SEC or its staff with respect to the Registration Statement, the Special Shareholder Meeting and the Redemption promptly after the receipt of such comments.

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(e) Any filing of, or amendment or supplement to, the Registration Statement will be mutually prepared and agreed upon by Purchaser, Pubco and the Company. Pubco and the Company will advise Purchaser, and Purchaser will advise Pubco and the Company, as applicable, promptly after receiving notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of Pubco Ordinary Shares to be issued or issuable in connection with this Agreement for offering or sale in any jurisdiction, and shall provide each other with a reasonable opportunity to provide comments and amendments to any such filing. Purchaser and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and any amendments filed in response thereto.

(f) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, Purchaser and Pubco shall distribute the Registration Statement to Purchaser’s shareholders and, Purchaser shall call the Special Shareholder Meeting in accordance with Purchaser’s Organizational Documents and the Cayman Companies Act as promptly as practicable thereafter and for a date no later than thirty (30) days following the effectiveness of the Registration Statement for the purpose of voting on the Purchaser Shareholder Approval Matters and obtaining the Required Shareholder Approval (as defined below) (including any adjournment or postponement of such meeting for the purpose of soliciting additional proxies in favor of the adoption of this Agreement), providing Purchaser Shareholders with the opportunity to elect to effect a Redemption and such other matters as may be mutually agreed by Purchaser and the Company. Purchaser will use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the adoption of this Agreement and the Purchaser Shareholder Approval Matters, including the Required Shareholder Approval and (B) to obtain the vote or consent of its shareholders required by and in compliance with all applicable Law, Nasdaq rules (as applicable) and the Purchaser’s Organizational Documents. Purchaser, acting through its board of directors (or a committee thereof), shall (i) make the Purchaser Recommendation and include such Purchaser Recommendation in the Proxy Statement and (ii) use its commercially reasonable efforts to solicit from its shareholders proxies or votes in favor of the approval of the Purchaser Shareholder Approval Matters, and (iii) take all other action necessary or advisable to secure the approval of the Purchaser Shareholder Approval Matters. If on the date for which the Special Shareholder Meeting is scheduled, Purchaser has not received proxies and votes representing a sufficient number of shares to obtain the Required Shareholder Approval, whether or not a quorum is present, Purchaser may make one or more successive postponements or adjournments of the Special Shareholder Meeting for up to 30 days in the aggregate upon the good faith determination by the board of directors of Purchaser that such postponement or adjournment is necessary to solicit additional proxies and votes to obtain approval of the Purchaser Shareholder Approval Matters or otherwise take actions consistent with Purchaser’s obligations pursuant to Section 7.9, or for such additional periods of time that may be mutually agreed upon between Purchaser and the Company. Purchaser shall use its best efforts to obtain the approval of the Purchaser Shareholder Approval Matters, including by soliciting from its shareholders proxies as promptly as possible in favor of the Purchaser Shareholder Approval Matters, and shall take all other action necessary or advisable to secure the required vote or consent of its shareholders.

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(g) Written Consent/Approval of Company Shareholders.

(i) The Company shall seek (a) the irrevocable unanimous written consent of the Company Shareholders including the required consent from the Company Shareholder of Company Preferred Shares under the Company Charter (the “Company Written Consent”), in form and substance reasonably acceptable to Purchaser, or (b) the special resolution passed at a duly convened and quorate meeting of the Company Shareholders (the “Company Special Resolution”), in favor of the approval, authorization and adoption of this Agreement, the Ancillary Documents, the First Merger Plan of Merger, the First Merger and the other Transactions (including as required under the Cayman Companies Act and the Company Organizational Documents) as promptly as reasonably practicable, but in any event within ten (10) Business Days after the Registration Statement becomes effective. The Company will use its reasonable best efforts to solicit the Company Written Consent or the Company Special Resolution from the Company Shareholders, and to take all other action necessary or advisable to obtain the Company Written Consent or the Company Special Resolution and to secure the vote or consent of its shareholders required by and in compliance with all applicable Law, Nasdaq rules and the Company Organizational Documents, as applicable. To the extent practicable, and in any event subject to the Company’s obligations under Law, the Company shall provide Purchaser with (1) reasonable updates to Purchaser regarding the status of and any issues arising with respect to obtaining the Company Written Consent or the Company Special Resolution and (2) the right to review and discuss all material communication sent to Company Shareholders with respect to the Company Written Consent or the Company Special Resolution. The Company shall comply in all material respects with Company Organizational Documents, the applicable provisions of the Cayman Companies Act and this Agreement in the distribution of any solicitation of the Company Written Consent or the Company Special Resolution.

(ii) The Company Board has recommended that the Company Shareholders vote in favor of the Company Special Resolution or execute and deliver the Company Written Consent (the “Company Board Recommendation”) and (b) neither the Company Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the Company Board Recommendation. Promptly following the execution of this Agreement, Pubco shall approve and adopt this Agreement, authorize the First Merger Plan of Merger and the Second Merger Plan of Merger, and approve the Transactions, as the sole shareholder of the First Merger Sub and Second Merger Sub.

7.12 Public Announcements.

(a) The Parties agree that, during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the Transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of Purchaser, Pubco and the Company, unless otherwise prohibited by applicable Law or the rules or regulations of Nasdaq, in which case the applicable Party shall use reasonable best efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

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(b) As promptly as practicable after the execution of this Agreement (but in any event prior to 9:30 a.m. Eastern Time on the first Business Day following the execution of this Agreement)), the Parties shall mutually agree upon and issue a press release announcing the execution of this Agreement (the “Signing Press Release”) and thereafter Purchaser shall file a current report on Form 8-K (the “Signing Filing”) within four (4) Business Days following the date of execution of this Agreement with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall have approved prior to filing. The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the Transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, Pubco shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which Purchaser shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the Transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the Transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/or any Governmental Authority in connection with the Transactions contemplated hereby. Furthermore, nothing contained in this Section 7.12 shall prevent Purchaser or the Company or its respective Affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other Party in accordance with this Section 7.12.

7.13 Confidential Information.

(a) The Company, Pubco, First Merger Sub and Second Merger Sub agree that during the Interim Period and, in the event this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information that is provided to such Person or its Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without Purchaser’s prior written consent; and (ii) in the event that the Company, Pubco, First Merger Sub and Second Merger Sub or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide Purchaser to the extent legally permitted with prompt written notice of such requirement so that Purchaser or a Representative thereof may seek, at Purchaser’s sole expense, a protective Order or other remedy or waive compliance with this Section 7.13(a), and (B) in the event that such protective Order or other remedy is not obtained, or Purchaser waives compliance with this Section 7.13(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the Transactions contemplated hereby are not consummated, the Company, Pubco, First Merger Sub and Second Merger Sub shall, and shall cause their respective Representatives to, promptly deliver to Purchaser or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, Pubco and its Representatives shall be permitted to disclose any and all Purchaser Confidential Information to the extent required by the Federal Securities Laws.

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(b) Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information that is provided to such Person or its Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 7.13(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 7.13(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the Transactions contemplated hereby are not consummated, Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, Purchaser and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.

(c) The Company and Purchaser agree that the Confidentiality Agreement entered into by the Company and Purchaser as of June 7, 2023 shall be terminated on the date of this Agreement and be superseded by this Section 7.13 and the terms of this Agreement.

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7.14 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of the Pubco to resign, so that effective immediately after the Closing, Pubco’s board of directors (the “Post-Closing Pubco Board”) will consist of seven (7) individuals, which shall include (i) one (1) person that is designated by Purchaser prior to the Closing (the “Purchaser Director”) as an independent director, who shall qualify as an independent director under Nasdaq rules and shall, in accordance with the Amended Pubco Charter, be designated as a class I director and shall initially serve until the first annual general meeting of the Company unless such Purchaser Director is removed or resign in accordance with the Amended Pubco Charter, such term effective from the Closing, and (ii) six (6) persons that are designated by the Company prior to the Closing (the “Company Directors”) of which at least two (2) shall be independent directors, and shall each qualify as an independent director under Nasdaq rules, to the effect that the board composition of Pubco will be compliant with Nasdaq rules. At or prior to the Closing, Pubco will provide each Purchaser Director and Company director with a customary director indemnification agreement, in form and substance reasonably acceptable to such Purchaser Director or Company Director.

(b) The Parties shall take all action necessary, including causing the officers of Pubco prior to the Effective Time to resign, so that the individuals serving as the chief executive officer, chief financial officer, or other executive officer (as defined in Rule 3b-7 promulgated by the SEC under the Exchange Act), respectively, of Pubco immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).

7.15 Indemnification of Directors and Officers; Tail Insurance. The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of each Target Company, Pubco, First Merger Sub, Second Merger Sub and Purchaser (the “D&O Indemnified Persons”) as provided in their Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the applicable Party or Target Company, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of three (3) years after the Effective Time, Pubco shall cause the Organizational Documents of each Target Company, Pubco, and Purchaser to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the applicable Party to the extent permitted by applicable Law. The provisions of this Section 7.15 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) The Company shall, or shall cause Pubco to, obtain and fully pay the premium for a “tail” insurance policy (the “D&O Tail Insurance”) that provides coverage for up to a three-year period from the Effective Time, for the benefit of the directors and officers of Pubco, the Surviving Company and Purchaser (the “D&O Indemnified Parties”) that is substantially equivalent to and in any event not less favorable in the aggregate than Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that in no event shall the Company or Pubco be required to expend for such policies pursuant to this Section 7.15 (b) an annual premium amount in excess of 200% of the amount per annum Purchaser paid in its last full fiscal year. Pubco shall cause such D&O Tail Insurance to be maintained in full force and effect, for its full term, and cause the other parties to honor all obligations thereunder.

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7.16 Trust Account Proceeds. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to the Trustee (which notice Purchaser shall provide to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Closing, Purchaser (i) shall cause any documents, and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) shall cause the Trustee to, and the Trustee shall thereupon be obligated to pay as and when due all amounts payable to former shareholders of Purchaser pursuant to the Redemptions. The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, and any proceeds received by Pubco or Purchaser from any PIPE Investment shall first be used to pay (i) Purchaser’s accrued Expenses, including Purchaser’s deferred Expenses of the IPO, (ii) any loans owed by Purchaser to Sponsor for Expenses (including deferred Expenses), other administrative costs and expenses incurred by or on behalf of Purchaser or Extensions, and (iii) the Company’s unpaid Expenses that are directly related to the Transaction. Any remaining cash will be transferred to a Target Company or Pubco and used for working capital and general corporate purposes.

7.17 PIPE Investment.

(a) Without limiting anything to the contrary contained herein, during the Interim Period, if either of Purchaser or the Company elects to seek a private equity investment in Purchaser or Pubco to purchase shares of Purchaser or Pubco in connection with a private placement, and/or enter into backstop or other alternative financing arrangements with potential investors (a “PIPE Investment”), the other Party shall, and shall cause their respective Representatives to, use their respective commercially reasonable efforts to cooperate with each other and their respective Representatives in connection with such PIPE Investment and cause such PIPE Investment to occur (including having their senior management participate in any investor meetings and roadshows as reasonably requested).

(b) If either of Purchaser or the Company elects to seek a PIPE Investment, Pubco, Company and Purchaser shall deliver to one another true, correct and complete copies of each of the fully executed subscription agreements (the “PIPE Subscription Agreements”) entered into by Pubco and Purchaser with the applicable investors in the PIPE Investment (the “PIPE Investors”) as soon as possible following execution thereof by the PIPE Investors. Other than the PIPE Subscription Agreement, this Agreement and the Ancillary Documents, there shall be no other agreements, side letters, or arrangements between Pubco or any other Party to this Agreement and any PIPE Investor relating to any PIPE Subscription Agreement that could affect the obligation of such PIPE Investor to contribute to Pubco the applicable portion of the PIPE Investment set forth in the PIPE Subscription Agreement of such PIPE Investor. Each of the PIPE Subscription Agreements shall be, as of the Closing, in full force and effect, and none of them shall have been withdrawn, rescinded or terminated or otherwise amended or modified in any respect.

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7.18 Tax Matters.

(a) The Parties hereby agree and acknowledge that for U.S. federal income Tax purposes, the Mergers are intended to qualify as an exchange described in Section 351 of the Code (the “Intended Tax Treatment”). Each of Pubco, Purchaser, First Merger Sub, Second Merger Sub, Surviving Company and the Company shall use its respective reasonable best efforts to cause the Transactions to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action which to its Knowledge could reasonably be expected to prevent or impede the Transactions from qualifying, for the Intended Tax Treatment. Each of the Parties acknowledges and agrees that each is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Transactions do not qualify under Section 351 of the Code.

(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder. Each of Pubco, Purchaser, First Merger Sub, Second Merger Sub, the Surviving Company, the Surviving Entity, and the Company shall report the Mergers consistently with the Intended Tax Treatment and as reorganizations within the meaning of Section 368(a) of the Code unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Mergers. In the event the SEC requests or requires tax opinions, each Party shall use reasonable best efforts to execute and deliver customary tax representation letters as the applicable tax advisor may reasonably request in form and substance reasonably satisfactory to such advisor. Neither Pubco nor any of its Subsidiaries shall transfer or distribute any assets or stock of Purchaser or the Surviving Company if such transfer or distribution would not satisfy the requirements of Treasury Regulation Section 1.368-2(k)(1)(i) or (ii). Pubco shall cause Purchaser and the Company not to liquidate for federal income tax purposes following the Transactions for a period of at least two (2) years after the Closing. The covenants contained in this Section 7.18(b), notwithstanding any provision elsewhere in this Agreement, shall survive in full force and effect until two (2) years after the Closing.

(c) In the event that Pubco determines after Closing that Pubco is a “passive foreign investment company” within the meaning of Section 1297 of the Code (“PFIC”) for any taxable year, Pubco shall provide sufficient information to Pubco’s shareholders to make a timely “qualified electing fund” election within the meaning of Section 1295 of the Code with respect to Pubco.

(d) Each of the Parties hereto agrees to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Authority. Notwithstanding anything to the contrary herein, if, after the date hereof the Company, in its sole discretion, determines that the Mergers are not reasonably expected to qualify for the Intended Tax Treatment or it may result in extreme inconvenience or undue burden on the part of the Target Companies, the Parties shall use their commercially reasonable best efforts to restructure the Transactions contemplated hereby in a manner that is reasonably expected to cause the Transaction, as revised, to so qualify for a mutually preferred tax treatment.

7.19 Anti-Takeover Matters. The Company shall not adopt any shareholder rights plan, “poison pill” or similar anti-takeover instrument or plan in effect to which any Target Company would be or become subject, party or otherwise bound.

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7.20 Securityholder Litigation. The Company and Pubco shall promptly advise Purchaser, and Purchaser shall promptly advise the Company and Pubco, as the case may be, in writing of any Action commenced (or to the Knowledge of the Company or Pubco (as applicable) or the Knowledge of Purchaser, as applicable, threatened) on or after the date of this Agreement against such Party, any of its Subsidiaries or any of its directors by any Company Shareholder or Purchaser Securityholder relating to this Agreement, the Mergers or any of the other Transactions (any such Action, “Securityholder Litigation”), and such Party shall keep the other Party reasonably informed regarding any such Securityholder Litigation. Each of the Parties shall reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Securityholder Litigation. The Company and Pubco shall give Purchaser the opportunity to participate in the defense or settlement of any such Securityholder Litigation brought against the Company or Pubco, any of its Subsidiaries or any of its directors, and no such settlement shall be agreed to without Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Purchaser shall give the Company the opportunity to participate in the defense or settlement of any such Securityholder Litigation brought against Purchaser or any of its directors, and no such settlement shall be agreed to without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

7.21 Shareholder Support Agreement. In the event any Company Shareholder party to the Company Shareholder Support Agreement fails to comply in any material respect with his, her or its obligations under the Company Shareholder Support Agreement in a timely manner, the Company will utilize the proxy granted to it under the Company Shareholder Support Agreement by such Company Shareholder to act for such Company Shareholder in accordance with the terms and conditions of the Company Shareholder Support Agreement, the Cayman Companies Act and other applicable Law.

7.22 Retention of Proxy Solicitation Agent. Purchaser shall use its reasonable efforts to retain a proxy solicitation agent mutually acceptable to the Parties, within ten (10) Business Days of execution of this Agreement to assist the Parties with preparing the Proxy Statement and soliciting Purchaser’s shareholders to obtain the affirmative vote of Purchaser’s shareholders in favor of the Merger, and such other matters as may be determined by the Parties.

7.23 Delisting and Deregistration. The Company, Pubco and Purchaser shall use their respective reasonable best efforts to cause the Purchaser Units, Purchaser Ordinary Shares and Purchaser Rights to be delisted from Nasdaq (or be succeeded by the respective Pubco securities) and to terminate its registration with the SEC pursuant to Sections 12(b), 12(g) and 15(d) of the Exchange Act (or be succeeded by Pubco) as of the Effective Time or as soon as practicable thereafter.

7.24 Employment Agreements. Prior to the Closing, Purchaser, Pubco and the Company shall use their respective reasonable best efforts to cause the individuals set forth on Section 7.24 of the Company Disclosure Schedules (and any other individuals who may be mutually agreed by Purchaser and the Company prior to the Closing) to enter into employment agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to Purchaser and the Company, between each such person and Pubco or a Subsidiary of Pubco, as applicable (collectively, the “Employment Agreements”).

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ARTICLE VIII
CLOSING CONDITIONS

8.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and Purchaser of the following conditions:

(a) Required Purchaser Shareholder Approval. The Purchaser Shareholder Approval Matters that are submitted to the vote of the shareholders of Purchaser at the Shareholder Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the shareholders of Purchaser at the Special Shareholder Meeting in accordance with Purchaser’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Shareholder Approval”).

(b) Required Company Shareholder Approval. The Transactions have been approved by the requisite vote of the shareholders of the Company in accordance with Company’s Organizational Documents, the Cayman Companies Act, and other applicable Law.

(c) Required Shareholder Approval of the Acquisition Entities. This Agreement, the Ancillary Documents and the Transactions have been approved by the requisite vote of the board of directors and shareholders of each of the Acquisition Entities in accordance with each of their respective Organizational Documents and applicable Law.

(d) Requisite Regulatory Approvals. All material Consents required to be obtained from or made with any Governmental Authority, including any Consents required under PRC Laws, in order to consummate the Transactions contemplated by this Agreement shall have been obtained or made.

(e) No Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order that is then in effect and which has the effect of making the Transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the Transactions contemplated by this Agreement.

(f) Net Tangible Assets. Upon the Closing, after giving effect to the Redemption and any PIPE Investment that has been funded prior to or at the Closing, Purchaser shall have net tangible assets of at least $5,000,001.

(g) Amended Pubco Charter. At or prior to the Closing, the shareholder(s) of Pubco shall have adopted the Amended Pubco Charter which shall be consistent in all material respects with Exhibit I to this Agreement.

(h) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing.

(i) Appointment to the Board. The members of the Post-Closing Pubco Board shall have been elected or appointed as of the Closing with effect from the Closing consistent with the requirements of Section 7.14.

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(j) Nasdaq Listing Requirements. The Pubco Class A Ordinary Shares contemplated to be listed pursuant to this Agreement shall have been listed on Nasdaq and shall be eligible for listing on Nasdaq immediately following the Closing, subject only to official notice of issuance thereof and any applicable requirement to have a sufficient number of round lot holders.

(k) Foreign Private Issuer Status. Each of the Company and Purchaser shall have received evidence reasonably satisfactory to such Party that Pubco qualifies as a foreign private issuer pursuant to Rule 3b-4 of the Exchange Act as of the Closing.

(l) PRC Approvals. To the extent applicable, the Target Companies have obtained all approvals necessary from the China Securities Regulatory Commission (the “CSRC”) in connection with the Transactions, pursuant to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, as promulgated on February 17, 2023, and none of the Target Companies has received any notification from any Government Authorities of the PRC, including the CSRC, that any of the Target Companies or other Parties are obligated to make any filings or obtain approvals regarding the Transactions pursuant to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, as promulgated on February 17, 2023 by the CSRC.

(m) Antitrust Laws. To the extent applicable to the consummation of the Transactions contemplated by this Agreement, any waiting period (and any extension thereof) under such applicable Antitrust Laws shall have expired or been terminated.

8.2 Conditions to Obligations of the Company, Pubco, First Merger Sub and Second Merger Sub. In addition to the conditions specified in Section 8.1, the obligations of the Company, Pubco, First Merger Sub and Second Merger Sub to consummate the Transactions are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of Purchaser set forth in this Agreement and in any certificate delivered by or on behalf of Purchaser pursuant hereto, other than the representations and warranties set forth in Section 4.5, shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Purchaser, and (iii) the representations and warranties of Purchaser set forth in Section 4.5 shall be true and correct except for de minimis inaccuracies on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date.

(b) Agreements and Covenants. Purchaser shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

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(c) Certain Ancillary Documents. Each Founder Lock-Up Agreement shall be in full force and effect in accordance with the terms thereof from the Closing.

(d) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to Purchaser since the date of this Agreement which is continuing and uncured.

(e) Closing Deliveries.

(i) Officer Certificate. Purchaser shall have delivered to the Company and Pubco a certificate, dated as of the Closing Date, signed by an executive officer of Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 8.2 (a), 8.2(b) and 8.2(c) with respect to Purchaser.

(ii) Secretary Certificate. Purchaser shall have delivered to the Company and Pubco a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of Purchaser’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of Purchaser’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the Transactions contemplated hereby and thereby, (C) evidence that the Required Shareholder Approval has been obtained, and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which Purchaser is or is required to be a party or otherwise bound.

(iii) Good Standing. Purchaser shall have delivered to the Company and Pubco a good standing certificate (or similar documents applicable for such jurisdictions) for Purchaser certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of Purchaser’s jurisdiction of incorporation and from each other jurisdiction in which Purchaser is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Founder Amended and Restated Registration Rights Agreement. The Company and Pubco shall have received a copy of the amended and restated Founder Registration Rights Agreement providing that, among other matters, Pubco assumes the registration obligations of Purchaser under the Founder Registration Rights Agreement and that such rights apply to the Pubco Securities, substantially in the form set out in Exhibit E attached hereto (the “Founder Amended and Restated Registration Rights Agreement”), duly executed by Purchaser and the holders of a majority of the “Registrable Securities” thereunder.

(v) Seller Registration Rights Agreement. The Sellers shall have received from Pubco a registration rights agreement covering the Company Merger Consideration received by the Sellers, substantially in the form set out in Exhibit F attached hereto (the “Seller Registration Rights Agreement”), duly executed by Pubco.

(vi) Resignations. Purchaser shall have delivered copies of the written resignations of all the directors and officers of Purchaser prior to the Second Merger, effective as of the Effective Time.

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8.3 Conditions to Obligations of Purchaser. In addition to the conditions specified in Section 8.1, the obligations of Purchaser to consummate the Transactions are subject to the satisfaction or written waiver (by Purchaser) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Company, Pubco, First Merger Sub and Second Merger Sub set forth in this Agreement and in any certificate delivered by or on behalf of the Company, Pubco, First Merger Sub or Second Merger Sub pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Target Companies, taken as a whole.

(b) Agreements and Covenants. The Company, Pubco, First Merger Sub and Second Merger Sub shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies, taken as a whole, since the date of this Agreement which is continuing and uncured.

(d) Certain Ancillary Documents. The Non-Competition Agreements, the Employment Agreements, the Company Shareholder Support Agreement, and each Seller Lock-Up Agreement shall be in full force and effect in accordance with the terms thereof from the Closing.

(e) Equity Incentive Plan. At or prior to the Closing, the board of directors of Pubco shall have adopted and approved the Equity Incentive Plan which shall fulfill the requirements set forth in Section 7.11(a).

(f) Closing Deliveries.

(i) Officer Certificate. Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 8.3 (a), 8.3 (b) and 8.3 (c). Pubco shall have delivered to Purchaser a certificate, dated the Closing Date, signed by an executive officer of Pubco in such capacity, certifying as to the satisfaction of the conditions specified in Sections 8.3 (a), 8.3 (b) and 8.3 (c) with respect to Pubco, First Merger Sub and Second Merger Sub, as applicable.

(ii) Secretary Certificates. The Company and Pubco shall each have delivered to Purchaser a certificate from its secretary or other executive officer certifying as to the validity and effectiveness of, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of its board of directors and shareholders authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or bound, and the consummation of the Transactions, (C) evidence that the Company Written Consent or Company Special Resolution has been obtained, and (D) the incumbency of its officers authorized to execute this Agreement or any Ancillary Document to which it is or is required to be a party or otherwise bound.

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(iii) Good Standing. The Company shall have delivered to Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for each Target Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions. Pubco shall have delivered to Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for each of Pubco, First Merger Sub and Second Merger Sub certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of Pubco’s, First Merger Sub’s and Second Merger Sub’s jurisdiction of organization and from each other jurisdiction in which Pubco or Merger Sub is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Founder Amended and Restated Registration Rights Agreement. Purchaser shall have received a copy of the Founder Amended and Restated Registration Rights Agreement, duly executed by Pubco.

(v) Third Party Consents and Terminations. All (i) approvals, waivers or consents from any third parties, (ii) consents or approvals of Government Authorities in the PRC, and (iii) termination agreements between the Company and any third parties, in each case as set forth and described on Section 8.3 of the Company Disclosure Schedules, shall have been obtained and delivered to Purchaser.

(vi) The Company and Pubco shall have delivered an executed copy of the Company Closing Statement to Purchaser.

8.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company, Pubco, First Merger Sub or Second Merger Sub) to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE IX
TERMINATION AND EXPENSES

9.1 Termination. This Agreement may be terminated and the Transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of Purchaser and the Company;

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(b) by written notice by Purchaser or the Company if any of the conditions to the Closing set forth in Article VIII have not been satisfied or waived by June 30, 2024 (as may be extended pursuant to the next proviso, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (or with respect to the Company, Pubco, First Merger Sub or Second Merger Sub) of any representation, warranty, covenant or obligation under this Agreement was a material and proximate cause of, or materially and proximately resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to a Party if the failure by such Party or its Affiliates (or with respect to the Company, any Seller, Pubco, First Merger Sub, or Second Merger Sub) to comply with any provision of this Agreement has been a material cause of, or materially resulted in, such action by such Governmental Authority;

(d) by written notice by the Company to Purchaser, if (i) there has been a material breach by Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of Purchaser shall have become untrue or materially inaccurate, in any case, which would result in a failure of a condition set forth in Section 8.2(a) or Section 8.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Purchaser by the Company or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if at such time the Company, Pubco, First Merger Sub or Second Merger Sub is in material uncured breach of this Agreement;

(e) by written notice by Purchaser to the Company, if (i) there has been a material breach by the Company, Pubco, First Merger Sub or Second Merger Sub of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 8.3(a) or Section 8.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company by Purchaser or (B) the Outside Date; provided, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if at such time Purchaser is in material uncured breach of this Agreement;

(f) by written notice by either Purchaser or the Company to the other if the Special Shareholders Meeting is held (including any adjournment or postponement thereof) and has concluded, Purchaser’s shareholders have duly voted, and the Required Shareholder Approval was not obtained; provided that the right to terminate this Agreement under this Section 9.1(f) shall not be available to a Party if the material breach or violation by such Party of any representation, warranty, covenant or obligation under this Agreement was a direct cause of the failure to obtain the Required Shareholder Approval; or

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(g) by written notice by Purchaser to the Company if the Company Written Consent or the Company Special Resolution shall not have been obtained within ten (10) Business Days after the Registration Statement became effective; provided that the right to terminate this Agreement under this Section 9.1(g) shall not be available to Purchaser if the material breach or violation by such Party of any representation, warranty, covenant or obligation under this Agreement was a direct cause of the failure to obtain the Company Written Consent or the Company Special Resolution.

9.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 9.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 9.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Section 7.13, this Section 9.2, Section 9.3, Section 10.1, Article XI, and any definitions to the foregoing under Article XII shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 10.1).

9.3 Fees and Expenses. Except as otherwise provided in this Agreement and subject to Section 4.6, all Expenses incurred in connection with this Agreement and the Transactions contemplated hereby shall be paid by (i) Pubco, provided that the Closing has occurred in accordance with this Agreement, or (ii) by the Party incurring such Expenses, if this Agreement has been terminated in accordance with Section 9.1. As used in this Agreement, “Expenses” shall include all reasonable and documented out-of-pocket expenses (including all reasonable and documented fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters directly related to the consummation of this Agreement, all of which shall be supported with formal bills or invoices setting out in reasonable details the scope of services that have been provided if such Expenses of Purchaser shall be borne by Pubco. With respect to Purchaser, Expenses shall include any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination and any Extensions.

(a) Subject to Section 7.2(b) and Section 7.3(b), the Company and Purchaser agree that during the Interim Period each Party’s discretionary Expenses solely related to travel and communication, shall not without the prior written consent of the other Party, exceed Fifty Thousand U.S. Dollars ($50,000) in the aggregate.

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ARTICLE X
WAIVERS AND RELEASES

10.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company, Pubco, First Merger Sub and Second Merger Sub hereby represents and warrants that it has read the IPO Prospectus and understands that Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Public Shareholders and that, except as otherwise described in the IPO Prospectus, Purchaser may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their shares of Purchaser Ordinary Shares (or Pubco Ordinary Shares upon the Merger) in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (the “Business Combination”) or in connection with an amendment to Purchaser’s Organizational documents to extend Purchaser’s deadline to consummate a Business Combination, (b) to the Public Shareholders if Purchaser fails to consummate a Business Combination within nine (9) months after the closing of the IPO (provided such date may be extended by up to an additional twelve (12) months), subject to further extension by amendment to Purchaser’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any franchise or income taxes, and (d) to Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company, Pubco, First Merger Sub and Second Merger Sub hereby agree on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company, Pubco, First Merger Sub, Second Merger Sub nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Purchaser or any of its Representatives, on the one hand, and the Company, Pubco, First Merger Sub and Second Merger, or any Seller or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company, Pubco, First Merger Sub and Second Merger Sub on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Purchaser or its Representatives and will not seek recourse against the Trust Account (including any distributions to Public Shareholders) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Purchaser or its Affiliates); provided, however, that, for the avoidance of doubt, the foregoing waiver will not limit or prohibit the Company from pursuing a claim against Purchaser or any other person (other than Public Shareholders with respect to funds released from the Trust Account pursuant to the Redemption), in each case for (i) legal relief against monies or other assets of Purchaser held outside of the Trust Account (and any assets that have been purchased or acquired with any such funds other than distributions therefrom to its Public Shareholders); (ii) specific performance or other equitable relief in connection with the Transactions, provided that (x) such claim is permitted pursuant to Section 11.7 and (y) the Company shall not be entitled to seek specific performance to enforce the release or other distribution of funds from the Trust Account; such irrevocable waiver is material to this Agreement and specifically relied upon by Purchaser and its Affiliates to induce Purchaser to enter in this Agreement, and each of the Company, Pubco, First Merger Sub and Second Merger Sub further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent the Company, Pubco, First Merger Sub and Second Merger Sub or any of their respective Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Purchaser or its Representatives, each of the Company, Pubco, First Merger Sub and Second Merger Sub hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behaves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company, Pubco, First Merger Sub and Second Merger Sub any of their respective Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief, Purchaser and its Representatives, as applicable, shall be entitled to recover from the Company, Pubco, First Merger Sub and Second Merger Sub or any of their respective Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event Purchaser or its Representatives, as applicable, prevails in such Action. This Section 10.1 shall survive termination of this Agreement for any reason.

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ARTICLE XI
MISCELLANEOUS

11.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by e-mail, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Purchaser at or prior to the Closing, to: Golden Star Acquisition Corp. 99 Hudson Street, 5th Floor New York, NY 10013 Attn: Chief Executive Officer Email: ceo@goldenstarcorp.net	with a copy (which will not constitute notice) to: Becker & Poliakoff, P.A. 45 Broadway 17th Floor New York, New York 10006, USA Attn: Bill Huo, Esq. Email: bhuo@beckerlawyers.com

If to the Company at or prior to the Closing, to: Gamehaus Inc. 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New Area, Shanghai Attn: Ling Yan Email: linda.yan@gamehaus.com	with a copy (which will not constitute notice) to: Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 Attn: Ying Li, Esq. Email: yli@htflawyers.com

If to Pubco, First Merger Sub or Second Merger Sub at or prior to the Closing, to:

Gamehaus Inc.

5th Floor, Building 2, No. 500 Shengxia Road,

Pudong New Area, Shanghai

Attn: Ling Yan

Email: linda.yan@gamehaus.com

with a copy (which will not constitute notice) to: Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 Attn: Ying Li, Esq. Email: yli@htflawyers.com

If to Pubco, Purchaser, or the Company after the Closing, to: Gamehaus Inc. 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New Area, Shanghai Attn: Ling Yan Email: linda.yan@gamehaus.com	with a copy (which will not constitute notice) to: Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 Attn: Ying Li, Esq. Email: yli@htflawyers.com

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11.2 Binding Effect; Assignment. Subject to Section 11.3, this Agreement and all of the provisions hereof shall be binding upon and inure solely to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of Purchaser (and after the Closing, Purchaser Representative), Pubco and the Company, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

11.3 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 7.15, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any Party in connection with the Transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

11.4 Nonsurvival of Representations, Warranties and Covenants. Without prejudice to Section 9.2, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing, and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and (b) in accordance with Section 9.2.

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11.5 Governing Law; Jurisdiction. This Agreement and all Actions (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by, construed and enforced in accordance with the Laws (both substantive and procedural) of the State of New York. Notwithstanding the foregoing, (i) the following matters arising out of or relating to this Agreement shall be construed, performed and enforced in accordance with the Laws of the Cayman Islands in respect of which the Parties hereby irrevocable submit it to the non-exclusive jurisdiction of the courts of the Cayman Islands: (a) the First Merger, the Second Merger, (b) following the First Merger, (x) the vesting of the rights and the property of every description including choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of First Merger Sub and the Company in the Surviving Company and (y) the cancellation of the shares, the rights provided in Section 238 of the Cayman Companies Act, the fiduciary or other duties of the board of directors of the Company and the board of directors of First Merger Sub and the internal corporate affairs of the Company, First Merger Sub and the Surviving Company; and (c) following the Second Merger, (x) the vesting of the rights and the property of every description including choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of Second Merger Sub and Purchaser in the Surviving Entity and (y) the cancellation of the shares, the rights provided in Section 238 of the Cayman Companies Act, the fiduciary or other duties of the board of directors of Purchaser and the board of directors of Second Merger Sub and the internal corporate affairs of Purchaser and Second Merger Sub. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any federal or state court located in the City of New York, in the State of New York (collectively, the “Specified Courts”). Each Party hereto hereby (a) submits to the exclusive personal and subject matter jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject to the personal or subject matter jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the Transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 11.1. Nothing in this Section 11.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

11.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.6.

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11.7 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the Transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction, restraining order or other equitable remedy to prevent or remedy any breach of this Agreement and to seek to enforce specifically the terms and provisions hereof, in each case, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

11.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, as far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

11.9 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by each of the Parties hereto.

11.10 Waiver. Each of Purchaser, Pubco and the Company on behalf of itself and its Affiliates, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing by Purchaser shall also require the prior written consent of the Purchaser Representative.

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11.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

11.12 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP, based on the accounting principles used by the applicable Person, provided that any accounting term with respect to any Target Company shall be interpreted in accordance with the Accounting Principles; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) the word “day” means calendar day unless Business Day is expressly specified;(i) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (j) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (k) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Annex” and “Exhibit” are intended to refer to Sections, Articles, Schedules, Annexes and Exhibits to this Agreement; and (l) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of Purchaser and its Representatives and Purchaser and its Representatives have been given access to the electronic folders containing such information, or such information or documentation was made available or otherwise provided to Purchaser, its Affiliates or any of their Representatives in-person or by email.

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11.13 Counterparts. This Agreement may be executed and delivered (including by facsimile, email or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

11.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Parties acknowledge and agree that no recourse under this Agreement or under any Ancillary Documents shall be had against any Person that is not a Party to this Agreement (including pursuant to a Joinder) or such Ancillary Document, including any past, present or future director, officer, agent, employee, equityholder or other Representative or any Affiliate or successor or assignee thereof that is not a Party (collectively, the “Non-Recourse Parties”), as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party, as such, for any obligation or liability of a Party under this Agreement or Person party to such Ancillary Document under any Ancillary Document for any claim based on, in respect of or by reason of such obligations or Liabilities or their creation.

11.15 Purchaser Representative.

(a) G-Star Management Corporation confirms that by execution and delivery of this Agreement, it has been irrevocably appointed by Purchaser and the shareholders of Purchaser immediately prior to the Effective Time in the capacity as the Purchaser Representative, as their agent, and attorney-in-fact and representative, with full power of substitution to act in their name, place and stead, to act on behalf of Purchaser from and after the Closing in connection with: (i) taking all actions on their behalf relating to the issuance of the Earnout Shares, indemnification claims under this Agreement, and any disputes or discussions with respect thereto, (ii) terminating, amending or waiving on behalf of Purchaser any provision of this Agreement or any Ancillary Document which expressly contemplates that the Purchaser Representative will act on behalf of Purchaser; (iii) signing on behalf of Purchaser any releases or other documents with respect to any dispute or remedy arising under this Agreement or any Ancillary Document which expressly contemplates that the Purchaser Representative will act on behalf of Purchaser; (iv) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Purchaser Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Purchaser Representative and to rely on their advice and counsel; (v) otherwise enforcing the rights and obligations of any Purchasers under this Agreement or any Ancillary Document which expressly contemplates that the Purchaser Representative will act on behalf of Purchaser, including giving and receiving all notices and communications hereunder or thereunder on behalf of Purchaser. All decisions and actions by the Purchaser Representative shall be binding upon the shareholders of Purchaser immediately prior to the Effective Time, Purchaser, their respective successors and assigns, and neither Purchaser, its shareholders immediately prior to the Effective Time, nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 11.15 are irrevocable and coupled with an interest. The Purchaser Representative hereby accepts its appointment and authorization as the Purchaser Representative under this Agreement.

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(b) The Purchaser Representative shall not be liable for any act done or omitted under this Agreement or any Ancillary Document which expressly contemplates that the Purchaser Representative will act as the Purchaser Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. Purchaser Representative shall be indemnified, defended and held harmless by the shareholders of Purchaser immediately prior to the Effective Time from and against any and all Losses incurred without gross negligence, bad faith or willful misconduct on the part of the Purchaser Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Purchaser Representative’s duties under this Agreement or any Ancillary Document which expressly contemplates that the Purchaser Representative will act on behalf of Purchaser or its shareholders, including the reasonable fees and expenses of any legal counsel retained by the Purchaser Representative. In no event shall the Purchaser Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Purchaser Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Purchaser Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Purchaser Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of the shareholders of Purchaser immediately prior to the Effective Time, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as the Purchaser Representative may deem reasonably necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Purchaser Representative under this Section 11.15 shall survive the Closing and continue indefinitely.

(c) The Person serving as the Purchaser Representative may resign upon ten (10) days’ prior written notice to Pubco and Purchaser, provided, that the Purchaser Representative appoints in writing a replacement Purchaser Representative, provided that such replacement Purchaser Representative has been duly and irrevocably appointed by the shareholders of the Purchaser immediately prior to the Effective Time. Each successor Purchaser Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Purchaser Representative, and the term “Purchaser Representative” as used herein shall be deemed to include any such successor Purchaser Representatives.

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11.16 Legal Representation. The Parties agree that, notwithstanding the fact that Becker may have, prior to Closing, jointly represented Purchaser and Sponsor in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented Purchaser, Sponsor and/or their respective Affiliates in connection with matters other than the Transactions that are the subject of this Agreement, Becker will be permitted in the future, after Closing, to represent Sponsor or its Affiliates in connection with matters in which such Persons are adverse to Pubco, Purchaser or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Company, Pubco, First Merger Sub and Second Merger Sub, who are or have the right to be represented by independent counsel in connection with the Transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with Becker’s future representation of one or more of Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of Pubco, First Merger Sub and Second Merger Sub, Purchaser, the Company or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Becker of Sponsor, Purchaser or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, Sponsor shall be deemed the client of Becker with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to Sponsor, shall be controlled by Sponsor and shall not pass to or be claimed by Pubco, Purchaser; provided, further, that nothing contained herein shall be deemed to be a waiver by Pubco, Purchaser or any of their respective Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

ARTICLE XII
DEFINITIONS

12.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Accounting Principles” means in accordance with GAAP, as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Company and/or the Target Companies in the preparation of the latest audited Company Financials (if any).

“Acquisition Entities” means, collectively, “Pubco,” “First Merger Sub” and “Second Merger Sub.”

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, governmental inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

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“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate of Purchaser prior to the Closing.

“Aggregate Merger Consideration Amount” means five hundred million U.S. Dollars ($500,000,000).

“Amended Pubco Charter” means an amended and restated the memorandum and articles of association of the Pubco in a customary form substantially in the form set out in Exhibit I attached hereto.

“Ancillary Documents” means each agreement, instrument or document including the Seller Lock-Up Agreements, the Founder Lock-Up Agreements, the Non-Competition Agreements, the Company Shareholder Support Agreement, the Amended Pubco Charter, the Equity Incentive Plan, the Founder Amended and Restated Registration Rights Agreement, the Seller Registration Rights Agreement, the Employment Agreements, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Antitrust Laws” means any statute, law, ordinance, rule or regulation of any jurisdiction or any country designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, lessening of competition, restraining trade or abusing a dominant position, including but not limited to, the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, and any Law, rule, or regulation requiring parties to submit any notification or filing to a Governmental Authority regarding any transaction, merger, acquisition or joint venture.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or individual consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other welfare benefit insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, and China Social Benefits, each maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability.

“Business Day” and “Business Days” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York or Cayman Islands are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in the foregoing locations are generally open for use by customers on such day.

“Cayman Companies Act” means the Companies Act (Revised) of the Cayman Islands, as amended.

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“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“China” or the “PRC” means the People’s Republic of China.

“China Social Benefits” means social insurances (including pension insurance, medical insurance, work related insurance, unemployment insurance and maternity insurance) regulated under the Social Security Law of the PRC, and housing provident fund regulated under the Regulations on the Housing Provident Fund.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Board” means the board of directors or similar governing body of the Company.

“Company Charter” means the memorandum and articles of association of the Company, as amended and in effect under the Cayman Companies Act.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies, Pubco, First Merger Sub or Second Merger Sub or any of their respective Representatives, furnished in connection with this Agreement or the Transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company, Pubco, First Merger Sub, Second Merger Sub or their respective Representatives to Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Fully Diluted Shares” means the sum of (a) the aggregate number of Company Shares that are issued and outstanding as of immediately prior to the Effective Time (including shares issued upon the exercise or conversion of Company Preferred Shares, in each case prior to the Effective Time, but excluding any shares to be cancelled pursuant to this Agreement, and (b) the maximum number of Company Shares issuable upon full exercise, exchange or conversion of all Company Preferred Shares, outstanding as of the Effective Time.

“Company Merger Shares” means a number of Pubco Ordinary Shares equal to the quotient determined by dividing (i) the Aggregate Merger Consideration Amount by (ii) Per Share Price.

“Company Ordinary Shares” means the ordinary shares, US$0.0001 par value per share, of the Company.

“Company Preferred Shares” means the preferred shares, US$0.0001 par value per share, of the Company.

“Company Shareholder” means any holder of any Company Shares.

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“Company Shares” means the Company Ordinary Shares and the Company Preferred Shares, US$0.0001 par value per share, of the Company.

“Company Specially Designated Ordinary Shares” means 46,839,944 Company Ordinary Shares, US$0.0001 par value per share, held by Funtery Holding Limited.

“Company Transaction Expenses” means any Expenses incurred by any of the Target Companies or their respective Affiliates (whether or not billed or accrued for), including any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any of the Target Companies at or after the Closing pursuant to any agreement to which any of the Target Companies is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the Transactions; and (ii) any and all filing fees paid to Governmental Authorities in connection with the Transactions.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all binding contracts, agreements, arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other binding contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled,” “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing, a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast fifty percent (50%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive fifty percent (50%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person or (c) any other Person have the right or ability or materially affect the management or operations of another Person by Contract or otherwise.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

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“Environmental Law” means any Law in effect on or prior to the date hereof any way relating to (a) the protection of human health and safety (to the extent relating to exposure to Hazardous Materials), (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Actions, Orders, losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means quotient of (i) the aggregate number of Company Merger Shares as of the First Merger Effective Time divided by (ii) the Company Fully Diluted Shares.

“Extension Loan” means any loan or loans by or on behalf of Sponsor or its Affiliates to Purchaser made for the purpose of funding Extensions as provided for and in accordance with the terms of the IPO Prospectus and Purchaser’s Organizational Documents.

“First Merger Sub Ordinary Shares” means the ordinary shares, with a par value of US$0.0001 per share, of the First Merger Sub.

“Foreign Plan” means any Benefit Plan or other plan, fund (including any superannuation fund) or other similar program or arrangement, established or maintained outside the United States by the Company or any one or more of its Subsidiaries primarily for the benefit of employees of the Company or such Subsidiaries residing outside the United States, which plan, fund or other similar program or arrangement provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code.

“Founder Registration Rights Agreement” means the Registration Rights Agreement, dated as of May 1, 2023, by and among Purchaser, Sponsor and the other “Holders” named therein.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

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“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP (as applicable to such Person), (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against and not settled, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, intellectual property rights in Software and other intellectual property.

“Investment” means any equity interest or interest having similar economic rights and benefits in any Person in an amount representing ten percent (10%) or such lesser amount of such Person’s voting power or economic value as includable for (x) financial statements prepared and audited in accordance with GAAP or Regulation S-X or (y) other regulations of the SEC.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

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“IPO” means the initial public offering of Purchaser Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of Purchaser, dated as of May 1, 2023, and filed with the SEC on May 3, 2023 (File No. 333-261569).

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the executive officers or directors of the Company and any Target Companies, after reasonable inquiry, or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

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“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations, or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the Transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for the purposes of clause (a) above, any fact, event, event, occurrence, change or effect directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, facts, events, occurrences, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in any country or jurisdiction; (ii) changes, conditions or effects that generally affect any industry or geographic area in which such Person or any of its Subsidiaries principally operate; (iii) changes or proposed change in the interpretation of any Law (including the Exchange Act or the Securities Act or any rules promulgated thereunder) or in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate, or any regulatory guidance, policies or interpretations of the foregoing; (iv) conditions caused by acts of God, epidemic, pandemics or other outbreak of public health events (including COVID-19), cyberterrorism or terrorism, war (whether or not declared), military action, civil unrest, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfire, or other natural disaster and any other force majeure events (including any escalation or general worsening of any of the foregoing); (v) any actions taken or not taken by such Person or its Subsidiaries as required by this Agreement or any Ancillary Document; (vi) with respect to the Company, any failure in and of itself or its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); (vii) with respect to Purchaser, the consummation and effects of the Redemption in and of itself (provided that the underlying cause of any such Redemption may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); and (viii) the announcement or the execution of this Agreement or the Ancillary Documents, the pendency or consummation of the Transactions or the performance of this Agreement or the Ancillary Documents (or the obligations hereunder), including the impact thereof on relationships with Governmental Authority, partners, customers, suppliers or employees; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iii) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries and geographic location in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to Purchaser, the amount of the Redemption or the failure to obtain the Required Shareholder Approval (provided that Purchaser has not violated its obligations hereunder in connection with obtaining the Required Shareholder Approval) shall not in and of itself be deemed to be a Material Adverse Effect on or with respect to Purchaser (provided that the underlying cause of any such Redemption may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein).

“Nasdaq” means the Nasdaq Global Market.

“Non-Competition Agreement” means a non-competition and non-solicitation Agreement in favor of Pubco, Purchaser and the Company to be entered into by the senior executives of the Company and substantially in the form set out in Exhibit H attached hereto.

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“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other Action that is or has been entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person, its articles of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, and patent applications (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Per Share Equity Value” means the quotient obtained by dividing (i) US$500,000,000 by (ii) the Company Fully Diluted Shares.

“Per Share Price” means the lower of (i) $10.00 (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing) or (ii) the Redemption Price.

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and for which adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (e) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“PRC” means the People’s Republic of China.

“Pubco Charter” means the memorandum and articles of association of Pubco, as amended and in effect under the Cayman Companies Act immediately prior to the Effective Time.

Annex A-99

“Pubco Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of Pubco, which shares shall entitle the holder thereof to one (1) vote per share, as provided for and fully described in the Pubco Charter.

“Pubco Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of Pubco, which shares shall (i) be convertible, at the election of the holder, into Pubco Class A Ordinary Shares on a one-to-one basis and (ii) entitle the holder thereof to fifteen (15) votes per share, as provided for and fully described in the Pubco Charter.

“Pubco Ordinary Shares” means the Pubco Class A Ordinary Shares and the Pubco Class B Ordinary Shares.

“Pubco Securities” means, collectively, the Pubco Class A Ordinary Shares and the Pubco Class B Ordinary Shares.

“Purchaser Charter” means the memorandum and articles of association of Purchaser, as amended and in effect under the Cayman Companies Act.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include Second Merger Sub or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by Purchaser or its Representatives to by the Company, Pubco, First Merger Sub, Second Merger Sub any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Ordinary Shares” means the ordinary shares, par value $0.001 per share, of Purchaser.

“Purchaser Private Unit” means a unit issued in a private placement concurrently with the IPO consisting of one (1) Purchaser Ordinary Share and one (1) Purchaser Right.

“Purchaser Public Unit” means a unit issued in the IPO consisting of one (1) Purchaser Ordinary Share and one (1) Purchaser Right.

“Purchaser Rights” means one right that was included as part of each Purchaser Unit entitling the holder thereof to receive two-tenths (2/10th) of a Purchaser Ordinary Share upon the consummation by Purchaser of its Business Combination.

“Purchaser Securities” means Purchaser Units, Purchaser Ordinary Shares, and the Purchaser Rights, collectively.

“Purchaser Securityholder” means any holder of any Purchaser Securities.

“Purchaser Shareholder” means any holder of any Purchaser’s capital shares.

Annex A-100

“Purchaser Transaction Expenses” means any Expenses incurred by any Purchaser or its respective Affiliates (whether or not billed or accrued for), including any and all filing fees paid to Governmental Authorities in connection with the Transactions.

“Purchaser Units” means the Purchaser Public Units and the Purchaser Private Units.

“Redemption Price” means an amount equal to the price at which each Purchaser Ordinary Share is redeemed or converted pursuant to the Redemption in accordance with the Purchaser’s Organizational Documents (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the environment.

“Remedial Action” means all actions required by Environmental Law to (i) clean up, remove, treat, or in any other way address any Release of Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Rights Agreement” means that certain Rights Agreement, dated as of May 1, 2023, as it may be amended (including to accommodate the Mergers), by and between Purchaser and VStock Transfer, LLC.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Sellers” means each of the holders of the Company Shares, and a “Seller” means any one of the Sellers.

“Second Merger Sub Ordinary Shares” means the ordinary shares, with a par value of US$0.001 per share, of the Second Merger Sub.

“Software” means any computer software programs, including all source code and object code.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means G-Star Management Corporation, a British Virgin Islands business company.

Annex A-101

“Subsidiary” and “Subsidiaries” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of capital shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or Controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or Controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” and “Target Companies” means each of the Company and its direct and indirect Subsidiaries as set forth in Section 6.4 of the Company Disclosure Schedules.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, and improvements (whether or not patentable or subject to copyright, trademark, or trade secret protection), in each case, to the extent the foregoing are confidential and protected by applicable Law.

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

Annex A-102

“Trust Account” means the trust account established by Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of May 1, 2023, as it may be amended (including to accommodate the Mergers), by and among Purchaser, VStock Transfer, LLC, and the Trustee.

“Trustee” means Wilmington Trust, National Association, in its capacity as trustee under the Trust Agreement.

12.2 Section References.

The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
Acquisition Proposal	7.6(a)
Additional Information	7.21
Agreement	Preamble
Alternative Transaction	7.6(a)
Balance Sheet Date	6.7(a)
Becker	3.1
Business Combination	10.1
Closing	3.1
Closing Date	3.1
Closing Filing	7.12(b)
Closing Press Release	7.12(b)
Company	Preamble
Company Benefit Plan	6.19(a)
Company Board Recommendation	7.11(g)
Company Certificate3.2(e)
Company Directors	7.14(a)
Company Closing Statement	3.2(a)
Company Disclosure Schedules	Article VI
Company Dissenting Shares	2.6(a)
Company Dissenting Shareholders	2.6(a)
Company Financials	6.7(a)
Company IP	6.13(c)
Company IP Licenses	6.13(a)
Company Material Contract	6.12(a)
Company Permits	6.10
Company Real Property Leases	6.15
Company Registered IP	6.13(a)
Company Share Consideration	2.1(b)

Annex A-103

Term	Section
Company Shareholder Support Agreement	Recitals
Company Special Resolution	7.11(g)
Company Transaction Expenses Certificate	1.6(a)
Company Written Consent	7.11(g)
CSRC	8.1(l)
Designated Entity	6.13(h)
Disqualification Event	6.18(h)
D&O Indemnified Person	7.15(a)
D&O Tail Insurance	7.15(b)
EDGAR	Article VI
Effective Time	1.2(b)
Employment Agreements	7.24
Enforceability Exceptions	4.2
Environmental Permits	6.20(a)
Equity Incentive Plan	7.11(a)
Exchange Agent	3.2(b)
Exchanged Options	2.1(d)
Exchanged Warrants	2.1(e)
Expenses	9.3(a)
Expiration Date	9.1
Extension	7.3(a)
Extension Loan	7.18
Federal Securities Laws	7.7
First Merger	Recitals
First Merger Documents	1.2(a)
First Merger Effective Time	1.2(a)
First Merger Plan of Merger	1.2(a)
First Merger Sub	Preamble
Founders	Recitals
Founder Lock-up Agreement	Recitals
Founder Amended and Restated Registration Rights Agreement	8.2(d)(iv)
Initial Pubco Share	2.1(d)
Intended Tax Treatment	7.18
Interim Balance Sheet Date	6.7(a)
Interim Period	7.1(a)
Issuer Covered Persons(s)	6.18(h)
Letter of Transmittal	3.2(b)
Loss	9.2(a)
Lost Certificate Affidavit	3.2(g)
Merger Documents	1.2(b)
Mergers	Recitals
Merger Sub	Preamble
No Shop Period	7.6(b)
Non-Recourse Parties	11.14

Annex A-104

Term	Section
Non-U.S. Subsidiaries	7.18
OFAC	4.17(c)
Off-the-Shelf Software	6.13(a)
Ordinary Commercial Agreement	4.10(c)
Outside Date	9.1(b)
Party(ies)	Preamble
Payment Spreadsheet	1.6
Personal Information	6.9
PFIC	7.18
PIPE Investment	7.17
PIPE Investors	7.17
PIPE Subscription Agreements	7.17
Post-Closing Pubco Board	7.14(a)
Prior Merger Agreement	4.23
Pro Rata Share	7.20
Proxy Statement	7.11(a)
Pubco	Preamble
Public Certifications	3.2(d)
Public Shareholders	10.1
Purchaser	Preamble
Purchaser Directors	7.14(a)
Purchaser Disclosure Schedules	Article IV
Purchaser Financials	4.6(c)
Purchaser Financing Certificates	1.6
Purchaser Material Contract	4.13(a)
Purchaser Merger Consideration	2.2(b)
Purchaser Recommendation	4.2
Purchaser Representative	Preamble
Purchaser Shareholder Approval Matters	7.11(a)
Purchaser Transaction Expenses Certificate	1.6(b)
Redemption	7.11(a)
Registration Statement	7.11(a)
Regulatory Approvals	7.9
Regulatory Authority	7.9
Related Person	6.21
Released Claims	10.1
Required Shareholder Approval	8.1(a)
SEC Reports	4.6(a)
SEC SPAC Accounting Changes	4.6(a)
Second Merger	Recitals
Second Merger Articles of Merger	1.2(b)
Second Merger Documents	1.2(b)
Second Merger Plan of Merger	1.2(b)
Second Merger Sub	Preamble
Securityholder Litigation	7.20

Annex A-105

Term	Section
Seller Lock-Up Agreement	Recitals
Seller Registration Rights Agreement	8.2(d)(vi)
Signing Filing	7.12(b)
Signing Press Release	7.12(b)
Special Shareholder Meeting	7.11(a)
Specified Courts	11.5
Securityholder Certificates	3.2(e)
Surviving Company	Recitals
Surviving Company Charter	1.4(a)
Surviving Entity	Recitals
Surviving Entity Charter	1.4(b)
Surviving Warranties	9.1
Top Vendors	6.23
Transactions	Recitals
Transmittal Documents	3.2(e)

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

Annex A-106

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

Purchaser:

GOLDEN STAR ACQUISITION CORPORATION

By:
Name:	Linjun Guo
Title:	Chief Executive Officer

Purchaser Representative:

G-STAR MANAGEMENT CORPORATION

By:
Name:	Linjun Guo
Title:	Director

[Signature Page to Business Combination Agreement]

Annex A-107

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

Pubco:

GAMEHAUS HOLDINGS INC.

By:
Name:
Title:

First Merger Sub:

GAMEHAUS 1 INC.

By:
Name:
Title:

Second Merger Sub:

GAMEHAUS 2 INC.

By:
Name:
Title:

The Company:

GAMEHAUS INC.

By:
Name:
Title:

[Signature Page to Business Combination Agreement]

Annex A-108

Annex A-1

FIRST AMENDMENT

TO

BUSINESS COMBINATION AGREEMENT

This First Amendment (“First Amendment”) to the Business Combination Agreement (as defined below) is made and entered into as of April 1, 2024, by and among (i) Golden Star Acquisition Corporation, an exempted company incorporated with limited liability in the Cayman Islands (“Purchaser”), (ii) G-Star Management Corporation, a British Virgin Islands company, in the capacity as the Purchaser Representative thereunder (“Purchaser Representative”), (iii) Gamehaus Holdings Inc., an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Company (“Pubco”), (iv) Gamehaus 1 Inc., an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (“First Merger Sub”); (v) Gamehaus 2 Inc., an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (“Second Merger Sub”), and (vi) Gamehaus Inc., an exempted company incorporated with limited liability in the Cayman Islands (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement (defined below).

RECITALS:

WHEREAS, Purchaser, Purchaser Representative, Pubco, First Merger Sub, Second Merger Sub, and the Company have entered into that certain Business Combination Agreement, dated as of September 16, 2023 (the “Original Agreement,” and as amended, including by this First Amendment, the “Business Combination Agreement”); and

WHEREAS, the Parties now desire to amend the Original Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Business Combination Agreement, the Parties hereto, intending to be legally bound, do hereby acknowledge and agree as follows:

1. Amendments to Business Combination Agreement.

(a) Section 12.1 of the Original Agreement is hereby amended by deleting the definition of “Nasdaq” and replaced with the following:

“Nasdaq” means The Nasdaq Stock Market LLC.

Annex A-1-1

2. Miscellaneous. Except as expressly provided in this First Amendment, all of the terms and provisions in the Original Agreement and the Ancillary Documents are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This First Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement or any Ancillary Document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Business Combination Agreement in the Business Combination Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Original Agreement, as amended by this First Amendment (or as the Business Combination Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Original Agreement, as amended by this First Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Business Combination Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. If any provision of the Original Agreement is materially different from or inconsistent with any provision of this First Amendment, the provision of this First Amendment shall control, and the provision of the Original Agreement shall, to the extent of such difference or inconsistency, be disregarded. Sections 11.1 through 11.10, and 11.12 through 11.17 of the Original Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this First Amendment as if all references to the “Agreement” contained therein were instead references to this First Amendment.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

Annex A-1-2

IN WITNESS WHEREOF, each Party hereto has caused this First Amendment to be signed and delivered as of the date first written above.

Purchaser:
GOLDEN STAR ACQUISITION CORPORATION

By:
Name:	Linjun Guo
Title:	Chief Executive Officer

Purchaser Representative:
G-STAR MANAGEMENT CORPORATION

By:
Name:	Linjun Guo
Title:	Director

[Signature Page to First Amendment to Business Combination Agreement]

Annex A-1-3

IN WITNESS WHEREOF, each Party hereto has caused this First Amendment to be signed and delivered as of the date first written above.

Pubco:
GAMEHAUS HOLDINGS INC.

By:
Name:	Feng Xie
Title:	Director

First Merger Sub:
GAMEHAUS 1 INC.

By:
Name:	Feng Xie
Title:	Director

Second Merger Sub:
GAMEHAUS 2 INC.

By:
Name:	Feng Xie
Title:	Director

The Company:
GAMEHAUS INC.

By:
Name:	Feng Xie
Title:	Director

[Signature Page to First Amendment to Business Combination Agreement]

Annex A-1-4

Annex B

Dated [●]

Companies Act (Revised)

Company Limited by Shares

Amended and restated

memorandum of association
OF
Gamehaus Holdings Inc.

Adopted by special resolution on [●]

Companies Act (Revised)

Company Limited by Shares

Amended and Restated

Memorandum of Association

of

Gamehaus Holdings Inc.

Adopted by special resolution on [●]

1	The name of the Company is Gamehaus Holdings Inc.

2	The Company’s registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised); or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6	Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

Annex B-1

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8	The share capital of the Company is US$100,000 divided into 900,000,000 Class A Ordinary Shares of par value US$0.0001 each and 100,000,000 Class B Ordinary Shares of par value US$0.0001 each. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares; and

(b)	to increase or reduce its capital; and

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Annex B-2

Companies Act (Revised)

Company Limited by Shares

Gamehaus Holdings Inc.

AMENDED & RESTATED ARTICLES of
association

Adopted by special resolution passed on [●]

CONTENTS

1	Definitions, interpretation and exclusion of Table A	1

	Definitions	1

	Interpretation	4

	Exclusion of Table A Articles	5

2	Shares	5

	Power to issue Shares and options, with or without special rights	5

	Power to issue fractions of a Share	6

	Power to pay commissions and brokerage fees	6

	Trusts not recognised	7

	Power to vary class rights	7

	Effect of new Share issue on existing class rights	7

	Capital contributions without issue of further Shares	7

	No bearer Shares or warrants	8

	Treasury Shares	8

	Rights attaching to Treasury Shares and related matters	8

3	Register of Members	9

4	Share certificates	9

	Issue of share certificates	9

	Renewal of lost or damaged share certificates	9

5	Lien on Shares	10

	Nature and scope of lien	10

	Company may sell Shares to satisfy lien	10

	Authority to execute instrument of transfer	10

	Consequences of sale of Shares to satisfy lien	10

	Application of proceeds of sale	11

Annex B-i

6	Calls on Shares and forfeiture	11

	Power to make calls and effect of calls	11

	Time when call made	11

	Liability of joint holders	12

	Interest on unpaid calls	12

	Deemed calls	12

	Power to accept early payment	12

	Power to make different arrangements at time of issue of Shares	12

	Notice of default	12

	Forfeiture or surrender of Shares	13

	Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender	13

	Effect of forfeiture or surrender on former Member	13

	Evidence of forfeiture or surrender	13

	Sale of forfeited or surrendered Shares	14

7	Transfer of Shares	14

	Form of transfer	14

	Power to refuse registration	14

	Power to suspend registration	14

	Company may retain instrument of transfer	14

8	Transmission of Shares	14

	Persons entitled on death of a Member	14

	Registration of transfer of a Share following death or bankruptcy	15

	Indemnity	15

	Rights of person entitled to a Share following death or bankruptcy	15

9	Alteration of capital	16

	Increasing, consolidating, converting, dividing and cancelling share capital	16

Annex B-ii

	Dealing with fractions resulting from consolidation of Shares	16

	Reducing share capital	16

10	Conversion, redemption and purchase of own Shares	17

	Power to issue redeemable Shares and to purchase own Shares	17

	Power to pay for redemption or purchase in cash or in specie	17

	Effect of redemption or purchase of a Share	17

	Conversion rights	18

	Share conversions	19

11	Meetings of Members	19

	Power to call meetings	19

	Content of notice	20

	Period of notice	20

	Persons entitled to receive notice	20

	Publication of notice on a website	21

	Time a website notice is deemed to be given	21

	Required duration of publication on a website	21

	Accidental omission to give notice or non-receipt of notice	21

12	Proceedings at meetings of Members	22

	Quorum	22

	Lack of quorum	22

	Use of technology	22

	Chairman	22

	Right of a director to attend and speak	22

	Adjournment	22

	Method of voting	23

	Taking of a poll	23

	Chairman’s casting vote	23

Annex B-iii

	Amendments to resolutions	23

	Written resolutions	24

	Sole-member company	24

13	Voting rights of Members	24

	Right to vote	24

	Voting rights	24

	Rights of joint holders	25

	Representation of corporate Members	25

	Member with mental disorder	26

	Objections to admissibility of votes	26

	Form of proxy	26

	How and when proxy is to be delivered	26

	Voting by proxy	27

14	Number of directors	27

15	Appointment, disqualification and removal of directors	28

	No age limit	28

	Corporate directors	28

	No shareholding qualification	28

	Appointment and removal of directors	28

	Resignation of directors	29

	Termination of the office of director	29

16	Alternate directors	30

	Appointment and removal	30

	Rights of alternate director	31

	Appointment ceases when the appointor ceases to be a director	31

	Status of alternate director	31

	Status of the director making the appointment	31

Annex B-iv

17	Powers of directors	32

	Powers of directors	32

	Appointments to office	32

	Remuneration	33

	Disclosure of information	33

18	Delegation of powers	33

	Power to delegate any of the directors’ powers to a committee	33

	Power to appoint an agent of the Company	34

	Power to appoint an attorney or authorised signatory of the Company	34

	Power to appoint a proxy	34

	Borrowing Powers	35

	Corporate Governance	35

19	Meetings of directors	35

	Regulation of directors’ meetings	35

	Calling meetings	35

	Notice of meetings	35

	Period of notice	35

	Use of technology	35

	Place of meetings	35

	Quorum	36

	Voting	36

	Validity	36

	Recording of dissent	36

	Written resolutions	36

	Sole director’s minute	36

20	Permissible directors’ interests and disclosure	37

	Permissible interests subject to disclosure	37

Annex B-v

	Notification of interests	37

	Voting where a director is interested in a matter	37

21	Minutes	38

22	Accounts and audit	38

	Accounting and other records	38

	No automatic right of inspection	38

	Sending of accounts and reports	38

	Time of receipt if documents are published on a website	38

	Validity despite accidental error in publication on website	39

	Audit	39

23	Financial year	40

24	Record dates	40

25	Dividends	40

	Declaration of dividends by Members	40

	Payment of interim dividends and declaration of final dividends by directors	40

	Apportionment of dividends	41

	Right of set off	41

	Power to pay other than in cash	41

	How payments may be made	41

	Dividends or other moneys not to bear interest in absence of special rights	42

	Dividends unable to be paid or unclaimed	42

26	Capitalisation of profits	42

	Capitalisation of profits or of any share premium account or capital redemption reserve	42

	Applying an amount for the benefit of members	43

27	Share premium account	43

	Directors to maintain share premium account	43

Annex B-vi

	Debits to share premium account	43

28	Seal	43

	Company seal	43

	Duplicate seal	43

	When and how seal is to be used	44

	If no seal is adopted or used	44

	Power to allow non-manual signatures and facsimile printing of seal	44

	Validity of execution	44

29	Indemnity	44

	Indemnity	44

	Release	45

	Insurance	45

30	Notices	45

	Form of notices	45

	Electronic communications	46

	Persons authorised to give notices	46

	Delivery of written notices	46

	Joint holders	46

	Signatures	46

	Evidence of transmission	47

	Giving notice to a deceased or bankrupt Member	47

	Date of giving notices	47

	Saving provision	48

31	Authentication of Electronic Records	48

	Application of Articles	48

	Authentication of documents sent by Members by Electronic means	48

Annex B-vii

	Authentication of document sent by the Secretary or Officers of the Company by Electronic means	48

	Manner of signing	49

	Saving provision	49

32	Transfer by way of continuation	49

33	Winding up	50

	Distribution of assets in specie	50

	No obligation to accept liability	50

	The directors are authorised to present a winding up petition	50

34	Amendment of Memorandum and Articles	50

	Power to change name or amend Memorandum	50

	Power to amend these Articles	50

Annex B-viii

Companies Act (Revised)

Company Limited by Shares

Amended & Restated Articles of Association

of

Gamehaus Holdings Inc.

Adopted by special resolution passed on [●]

1	Definitions, interpretation and exclusion of Table A

Definitions

1.1	In these Articles, the following definitions apply:

Affiliate means, with respect to a person, (i) any other person which, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with such person, including trusts, funds and accounts promoted, sponsored, managed, advised or serviced by such person (ii) if such person is an individual, his/her Family Member and Affiliates of such person and/or his/her Family Members; provided, that in the case of a Key Executive, the term Affiliate shall include such Key Executive’s Permitted Entities, notwithstanding anything to the contrary contained herein.

Applicable Law means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

Articles means, as appropriate:

(a)	these articles of association as amended from time to time: or

(b)	two or more particular articles of these Articles;

and Article refers to a particular article of these Articles.

Audit Committee means the audit committee of the Company formed pursuant to Article 22.8 hereof, or any successor audit committee.

Auditor means the person for the time being performing the duties of auditor of the Company.

Business Day means a day other than (a) a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City or the Cayman Islands (b) a Saturday or (c) a Sunday.

Cayman Islands means the British Overseas Territory of the Cayman Islands.

Class A Ordinary Share means an Ordinary Share designated by the directors as a Class A Ordinary Share.

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Class B Ordinary Share means an Ordinary Share designated by the directors as a Class B Ordinary Share.

Clear Days, in relation to a period of notice, means that period excluding:

(a)	the day when the notice is given or deemed to be given; and

(b)	the day for which it is given or on which it is to take effect.

Clearing House means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

Company means the above-named company.

Control, Controlling, under common Control with means, with respect to any person, the possession, directly or indirectly, of the power or authority (whether exercised or not) to direct or cause the direction of the operation of that person, whether through the ownership of voting securities, by contract, as a trustee or executor, or otherwise, and in any event shall be deemed to exist where one person owns more than 50% voting securities of another person or has the right to appoint or remove a majority of the board of directors (or a similar governing body) of such other person).

Default Rate means 10% (ten per cent) per annum.

Designated Stock Exchange means the Nasdaq Capital Market in the United States of America for so long as the Company’s Shares are there listed and any other stock exchange on which the Company’s Shares are listed for trading.

Designated Stock Exchange Rules means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchanges;

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

Family Member means, with respect to an individual, any of such individual’s former, current or future spouse, parent, step-parent, grandparent, step-grandparent, child, step-child, grandchild, step-grandchild, sibling, step-sibling, niece, nephew and in-laws, including adoptive relationships.

Fully Paid and Paid Up:

(a)	in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth;

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(b)	in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth.

Independent Director means a director who is an independent director as defined in the rules and regulations of the Designated Stock Exchange as determined by the directors.

Key Executives means Funtery Holding Limited, a company incorporated in the British Virgin Islands, and Feng Xie, who indirectly holds the 100% issued share capital of Funtery Holding Limited through Cyberjoy Holding Limited.

Law means the Companies Act (Revised) of the Cayman Islands, including any statutory modification or re-enactment thereof for the time being in force.

Member means any person or persons entered on the Register of Members from time to time as the holder of a Share.

Memorandum means the memorandum of association of the Company as amended from time to time.

Officer means a person then appointed to hold an office in the Company; and the expression includes a director, alternate director or liquidator.

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote thereon. The expression also includes a unanimous written resolution.

Ordinary Share means an ordinary share in the capital of the Company having the rights set out in these Articles and issued as either a Class A Ordinary Share or as a Class B Ordinary Share. In these Articles the term Ordinary Share shall embrace all classes of Ordinary Share except where reference is made to a specific class.

Permitted Transferee means, with respect to each holder of Class B Ordinary Shares, any or all of the following: (a) any Key Executive; (b) any Key Executive’s Affiliate; (c) the Company or any of its subsidiaries; (d) in connection with a transfer as a result of, or in connection with, the death or incapacity of a Key Executive, any Key Executive’s Family Members, another holder of Class B Ordinary Shares, or a designee approved by majority of all directors, provided that in case of any transfer of Class B Ordinary Shares pursuant to clauses (b) through (c) above to a person who at any later time ceases to be a Permitted Transferee under the relevant clause, the Company shall be entitled to refuse registration of any subsequent transfer of such Class B Ordinary Shares except back to the transferor of such Class B Ordinary Shares pursuant to clauses (b) through (c) (or to a Key Executive or his or her Permitted Transferees) and in the absence of such transfer back to the transferor (or to a Key Executive or his or her Permitted Transferees), the applicable Class B Ordinary Shares shall convert in accordance with Article 10.6 applied mutatis mutandis.

Register of Members means the register of Members maintained in accordance with the Law and includes (except where otherwise stated) any branch or duplicate register of Members.

SEC means the United States Securities and Exchange Commission.

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary.

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Share means an ordinary share in the share capital of the Company; and the expression:

(a)	includes stock (except where a distinction between shares and stock is expressed or implied); and

(b)	where the context permits, also includes a fraction of a share.

Special Resolution has the meaning given to that term in the Law.

Treasury Shares means Shares of the Company held in treasury pursuant to the Law and Article 2.16.

Interpretation

1.2	In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)	A reference in these Articles to a statute is a reference to a statute of the Cayman Islands as known by its short title, and includes:

(i)	any statutory modification, amendment or re-enactment; and

(ii)	any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Law of the Cayman Islands is taken to be a reference to the revision of that Law in force from time to time as amended from time to time.

(b)	Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)	If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d)	A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)	A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f)	Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)	All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h)	The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)	The words including, include and in particular or any similar expression are to be construed without limitation.

Annex B-4

Exclusion of Table A Articles

1.3	The regulations contained in Table A in the First Schedule of the Law and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2	Shares

Power to issue Shares and options, with or without special rights

2.1	Subject to the provisions of the Law and these Articles and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and without prejudice to any rights attached to any existing Shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), issue, grant options over or otherwise deal with any unissued Shares of the Company to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Law.

2.2	Without limitation to the preceding Article, the directors may so deal with the unissued Shares of the Company:

(a)	either at a premium or at par;

(b)	with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

2.3	The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company at such times and on such terms and conditions as the directors may decide.

2.4	The Company may issue units of securities in the Company, which may be comprised of Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, on such terms and conditions as the directors may decide.

2.5	Subject to Article 2.10, each Share in the Company confers upon the Member the following rights:

(a)	each holder of Class A Ordinary Shares shall be entitled to exercise one (1) vote for each Class A Ordinary Share he or she or it holds on any and all matters, whereas each holder of Class B Ordinary Shares shall be entitled to exercise fifteen (15) votes for each Class B Ordinary Share he or she or it holds on any and all matters as set out in Article 13.3;

(b)	each Class B Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Share, at the office of the Company or any transfer agent for such Shares, into one fully paid and non-assessable Class A Ordinary Share as set out in Article 10.5; and

(c)	save and except for voting rights and conversion rights as set out in this Article 2.5, Article 13.3 and 10.5, the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

Annex B-5

2.6	Subject to the Applicable Law, in addition to any rights provided by the Law or otherwise set forth in these Articles, the Company shall not, without the approval by vote or written consent of the holders of a majority of the voting power of the Class B Ordinary Shares, voting exclusively and as a separate class, directly or indirectly, or whether by amendment of these Articles, or through merger, recapitalization, consolidation or otherwise:

(a)	increase the number of authorized Class B Ordinary Shares;

(b)	issue any Class B Ordinary Shares or securities convertible into or exchangeable for Class B Ordinary Shares, other than (i) to any Key Executive or his or her Affiliates, or (ii) on a pro rata basis to all holders of Class B Ordinary Shares permitted to hold such shares under these Articles;

(c)	create, authorize, issue, or reclassify into, any preference shares in the capital of the Company or any Share that carries more than one (1) vote per Share;

(d)	reclassify any Class B Ordinary Shares into any other class of Shares or consolidate or combine any Class B Ordinary Shares without proportionately increasing the number of votes per Class B Ordinary Share; or

(e)	amend, restate, waive, adopt any provision inconsistent with or otherwise vary or alter any provision of the Memorandum or these Articles relating to the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Class B Ordinary Shares.

Power to issue fractions of a Share

2.7	Subject to the Law, the Company may, but shall not otherwise be obliged to, issue fractions of a Share of any class or round up or down fractional holdings of Shares to its nearest whole number. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

Power to pay commissions and brokerage fees

2.8	The Company may, in so far as the Law permits, pay a commission to any person in consideration of that person:

(a)	subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)	procuring or agreeing to procure subscriptions, whether absolute or conditional for any Shares in the Company. That commission may be satisfied by the payment of cash or the allotment of Fully Paid or partly-paid Shares or partly in one way and partly in another.

2.9	The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Annex B-6

Trusts not recognised

2.10	Except as required by Applicable Law:

(a)	the Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder; and

(b)	no person other than the Member shall be recognised by the Company as having any right in a Share.

Power to vary class rights

2.11	If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)	the Members holding not less than two thirds of the issued Shares of that class consent in writing to the variation; or

(b)	the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

2.12	For the purpose of paragraph (b) of the preceding Article, all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that:

(a)	the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class; and

(b)	any Member holding issued Shares of the class, present in person or by proxy or, in the case of a corporate Member, by its duly authorised representative, may demand a poll.

2.13	For the purposes of a separate class meeting, the directors may treat to or more or all the classes of Shares as forming one class of Shares if the directors consider that such classes of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat as separate classes of Shares.

Effect of new Share issue on existing class rights

2.14	Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

Capital contributions without issue of further Shares

2.15	With the consent of a Member, the directors may accept a voluntary contribution to the capital of the Company from that Member without issuing Shares in consideration for that contribution. In that event, the contribution shall be dealt with in the following manner:

(a)	It shall be treated as if it were a share premium.

Annex B-7

(b)	Unless the Member agrees otherwise:

(i)	if the Member holds Shares in a single class of Shares - it shall be credited to the share premium account for that class of Shares;

(ii)	if the Member holds Shares of more than one class - it shall be credited rateably to the share premium accounts for those classes of Shares (in the proportion that the sum of the issue prices for each class of Shares that the Member holds bears to the total issue prices for all classes of Shares that the Member holds).

(c)	It shall be subject to the provisions of the Law and these Articles applicable to share premiums.

No bearer Shares or warrants

2.16	The Company shall not issue Shares or warrants to bearers.

Treasury Shares

2.17	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Law shall be held as Treasury Shares and not treated as cancelled if:

(a)	the directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)	the relevant provisions of the Memorandum and Articles and the Law are otherwise complied with.

Rights attaching to Treasury Shares and related matters

2.18	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be made to the Company in respect of a Treasury Share.

2.19	The Company shall be entered in the Register as the holder of the Treasury Shares. However:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Law.

2.20	Nothing in the preceding Article prevents an allotment of Shares as fully paid bonus shares in respect of a Treasury Share and Shares allotted as fully paid bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.21	Treasury Shares may be disposed of by the Company in accordance with the Law and otherwise on such terms and conditions as the directors determine.

Annex B-8

3	Register of Members

3.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Law.

3.2	The directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Law. The directors may also determine which Register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

4	Share certificates

Issue of share certificates

4.1	A Member shall only be entitled to a share certificate if the directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the directors may determine. If the directors resolve that share certificates shall be issued, upon being entered in the Register of Members as the holder of a Share, the directors may issue to any Member:

(a)	without payment, to one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)	upon payment of such reasonable sum as the directors may determine for every certificate after the first, to several certificates each for one or more of that Member’s Shares.

4.2	Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid or partly paid up. A certificate may be executed under seal or executed in such other manner as the directors determine.

4.3	Every certificate shall bear legends required under the Applicable Laws.

4.4	The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

4.5	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)	evidence;

(b)	indemnity;

(c)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)	payment of a reasonable fee, if any, for issuing a replacement share certificate as the directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

Annex B-9

5	Lien on Shares

Nature and scope of lien

5.1	The Company has a first and paramount lien on all Shares (whether Fully Paid or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all moneys payable to the Company by the Member or the Member’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a Member; and

(b)	whether or not those moneys are presently payable.

5.2	At any time the directors may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

5.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)	the sum in respect of which the lien exists is presently payable;

(b)	the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)	that sum is not paid within 14 Clear Days after that notice is deemed to be given under these Articles.

5.4	The Shares may be sold in such manner as the directors determine.

5.5	To the maximum extent permitted by Applicable Law, the directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

5.6	To give effect to a sale, the directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee of the Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

5.7	On sale pursuant to the preceding Articles:

(a)	the name of the Member concerned shall be removed from the Register of Members as the holder of those Shares; and

Annex B-10

(b)	that person shall deliver to the Company for cancellation the certificate for those Shares.

Despite this, that person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

5.8	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Shares have been sold:

(a)	if no certificate for the Shares was issued, at the date of the sale; or

(b)	if a certificate for the Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Shares before the sale.

6	Calls on Shares and forfeiture

Power to make calls and effect of calls

6.1	Subject to the terms of allotment, the directors may make calls on the Members in respect of any moneys unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

6.2	Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

6.3	A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. A person shall not be liable for calls made after such person is no longer registered as Member in respect of those Shares.

Time when call made

6.4	A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Annex B-11

Liability of joint holders

6.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

6.6	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)	at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)	if no rate is fixed, at the Default Rate.

The directors may waive payment of the interest wholly or in part.

Deemed calls

6.7	Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

6.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

6.9	Subject to the terms of allotment, the directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

6.10	If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)	the amount unpaid;

(b)	any interest which may have accrued;

(c)	any expenses which have been incurred by the Company due to that person’s default.

6.11	The notice shall state the following:

(a)	the place where payment is to be made; and

(b)	a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Annex B-12

Forfeiture or surrender of Shares

6.12	If the notice under the preceding Article is not complied with, the directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the directors may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

6.13	The directors may accept the surrender for no consideration of any Fully Paid Share.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

6.14	A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the directors may authorise some person to execute an instrument of transfer of the Share to the transferee.

Effect of forfeiture or surrender on former Member

6.15	On forfeiture or surrender:

(a)	the name of the Member concerned shall be removed from the Register of Members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)	that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

6.16	Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)	all expenses; and

(b)	interest from the date of forfeiture or surrender until payment:

(i)	at the rate of which interest was payable on those moneys before forfeiture; or

(ii)	if no interest was so payable, at the Default Rate.

The directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

6.17	A declaration, whether statutory or under oath, made by a director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)	that the person making the declaration is a director or Secretary of the Company, and

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(b)	that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

6.18	Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

7	Transfer of Shares

Form of transfer

7.1	Subject to the following Articles about the transfer of Shares, and provided that such transfer complies with applicable rules of the SEC, the Designated Stock Exchange and federal and state securities laws of the United States, a Member may transfer Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the directors, executed:

(a)	where the Shares are Fully Paid, by or on behalf of that Member; and

(b)	where the Shares are partly paid, by or on behalf of that Member and the transferee.

7.2	The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered into the Register of Members.

Power to refuse registration

7.3	If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to Article 2.4 on terms that one cannot be transferred without the other, the directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

Power to suspend registration

7.4	The directors may suspend registration of the transfer of Shares at such times and for such periods, not exceeding 30 days in any calendar year, as they determine.

Company may retain instrument of transfer

7.5	The Company shall be entitled to retain any instrument of transfer which is registered; but an instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

8	Transmission of Shares

Persons entitled on death of a Member

8.1	If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

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(a)	where the deceased Member was a joint holder, the survivor or survivors; and

(b)	where the deceased Member was a sole holder, that Member’s personal representative or representatives.

8.2	Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

8.3	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)	to become the holder of the Share; or

(b)	to transfer the Share to another person.

8.4	That person must produce such evidence of his entitlement as the directors may properly require.

8.5	If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

8.6	If the person elects to transfer the Share to another person then:

(a)	if the Share is Fully Paid, the transferor must execute an instrument of transfer; and

(b)	if the Share is partly paid, the transferor and the transferee must execute an instrument of transfer.

8.7	All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

8.8	A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the directors against any loss or damage suffered by the Company or the directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

8.9	A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. However, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares in the Company.

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9	Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

9.1	To the fullest extent permitted by the Law, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)	increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)	sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

9.2	Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the directors may on behalf of those Members:

(a)	sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Law, the Company); and

(b)	distribute the net proceeds in due proportion among those Members.

For that purpose, the directors may authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

Reducing share capital

9.3	Subject to the Law and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

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10	Conversion, redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

10.1	Subject to the Law and to any rights for the time being conferred on the Members holding a particular class of Shares, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may by its directors:

(a)	issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its directors determine before the issue of those Shares;

(b)	with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Law, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

Power to pay for redemption or purchase in cash or in specie

10.2	When making a payment in respect of the redemption or purchase of Shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares, or by the terms applying to those Shares in accordance with Article 10.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

10.3	Upon the date of redemption or purchase of a Share:

(a)	the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)	the price for the Share; and

(ii)	any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)	the Member’s name shall be removed from the Register of Members with respect to the Share; and

(c)	the Share shall be cancelled or held as a Treasury Shares, as the directors may determine.

For the purpose of this Article, the date of redemption or purchase is the date when the redemption or purchase falls due.

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10.4	For the avoidance of doubt, redemptions and repurchases of Shares in the circumstances described in Articles 10.3(a), 10.3(b) and 10.3(c) above shall not require further approval of the Members.

Conversion rights

10.5	Each Class B Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Share, at the office of the Company or any transfer agent for such Shares, into one fully paid and non-assessable Class A Ordinary Share.

10.6	Any number of Class B Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any of the following:

(a)	Any direct or indirect sale, transfer, assignment, or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person that is not an Permitted Transferee of such holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance, or other third party right of whatever description on any of Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment, or disposition under this Article 10.6 unless and until any such pledge, charge, encumbrance, or other third party right is enforced and results in a third party that is not an Permitted Transferee of such holder holding directly or indirectly legal or beneficial ownership or voting power through voting proxy or otherwise to the related Class A Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares;

(b)	The direct or indirect sale, transfer, assignment, or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is not a Permitted Transferee of the such holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance, or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment, or disposition under this Article 10.6 unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party that is not an Permitted Transferee of such holder holding directly or indirectly legal or beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets.

10.7	The directors shall at all times reserve and keep available out of the Company’s authorised but unissued Class A Ordinary Shares, solely for the purpose of effecting the conversion of the Class B Ordinary Shares, such number of its Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Ordinary Shares; and if at any time the number of authorised but unissued Class A Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Class B Ordinary Shares, in addition to such other remedies as shall be available to the holders of such Class B Ordinary Shares, the directors will take such action as may be necessary to increase its authorised but unissued Class A Ordinary Shares to such number of Shares as shall be sufficient for such purposes.

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Share conversions

10.8	All conversions of Class B Ordinary Shares to Class A Ordinary Shares shall be effected by way of redemption or repurchase by the Company of the relevant Class B Ordinary Shares and the simultaneous issue of Class A Ordinary Shares in consideration for such redemption or repurchase. The Members and the Company will procure that any and all necessary corporate actions are taken to effect such conversion.

11	Meetings of Members

Power to call meetings

11.1	The Company may, but shall not (unless required by the Law or the rules and regulations of the Designated Stock Exchange) be obliged to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the directors, in accordance with these Articles.

11.2	The agenda of the annual general meeting shall be set by the directors and shall include the presentation of the Company’s annual accounts and the report of the directors (if any).

11.3	Annual general meetings shall be held in New York, USA or in such other places as the directors may determine.

11.4	All general meetings other than annual general meetings shall be called extraordinary general meetings and the Company shall specify the meeting as such in the notices calling it.

11.5	The directors may call a general meeting at any time.

11.6	If there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, the directors must call a general meeting for the purpose of appointing additional directors.

11.7	The directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

11.8	The requisition must be in writing and given by one or more Members who together hold at least 10% of the rights to vote at such general meeting.

11.9	The requisition must also:

(a)	specify the purpose of the meeting.

(b)	be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners.

(c)	be delivered in accordance with the notice provisions of these Articles.

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11.10	Should the directors fail to call a general meeting within 30 Clear Days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

11.11	Without limitation to the foregoing, if there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, any one or more Members who together hold at least 10% of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional directors.

Content of notice

11.12	Notice of a general meeting shall specify each of the following:

(a)	the place, the date and the hour of the meeting;

(b)	if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting;

(c)	subject to paragraph (d) and the requirements of (to the extent applicable) the Designated Stock Exchange Rules, the general nature of the business to be transacted; and

(d)	if a resolution is proposed as a Special Resolution, the text of that resolution.

11.13	In each notice there shall appear with reasonable prominence the following statements:

(a)	that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)	that a proxyholder need not be a Member.

Period of notice

11.14	At least five Clear Days’ notice of a general meeting must be given to Members, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than 90% in par value of the Shares giving that right.

Persons entitled to receive notice

11.15	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

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(a)	the Members;

(b)	persons entitled to a Share in consequence of the death or bankruptcy of a Member; and

(c)	the directors.

Publication of notice on a website

11.16	Subject to the Law or the rules of the Designated Stock Exchange, a notice of a general meeting may be published on a website providing the recipient is given separate notice of:

(a)	the publication of the notice on the website;

(b)	the place on the website where the notice may be accessed;

(c)	how it may be accessed; and

(d)	the place, date and time of the general meeting.

11.17	If a Member notifies the Company that he is unable for any reason to access the website, the Company must as soon as practicable give notice of the meeting to that Member by any other means permitted by these Articles. This will not affect when that Member is deemed to have received notice of the meeting.

Time a website notice is deemed to be given

11.18	A website notice is deemed to be given when the Member is given notice of its publication.

Required duration of publication on a website

11.19	Where the notice of meeting is published on a website, it shall continue to be published in the same place on that website from the date of the notification until at least the conclusion of the meeting to which the notice relates.

Accidental omission to give notice or non-receipt of notice

11.20	Proceedings at a meeting shall not be invalidated by the following:

(a)	an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)	non-receipt of notice of the meeting by any person entitled to notice.

11.21	In addition, where a notice of meeting is published on a website, proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)	in a different place on the website; or

(b)	for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

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12	Proceedings at meetings of Members

Quorum

12.1	Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. One or more Members who together hold not less than one third of the Shares entitled to vote at such meeting being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

Lack of quorum

12.2	If a quorum is not present within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)	If the meeting was requisitioned by Members, it shall be cancelled.

(b)	In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the meeting shall be dissolved.

Use of technology

12.3	A person may participate in a general meeting through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting.

Chairman

12.4	The chairman of a general meeting shall be the chairman of the board or such other director as the directors have nominated to chair board meetings in the absence of the chairman of the board. Absent any such person being present within 15 minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting.

12.5	If no director is present within 15 minutes of the time appointed for the meeting, or if no director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a director to attend and speak

12.6	Even if a director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares in the Company.

Adjournment

12.7	The chairman may at any time adjourn a meeting with the consent of the Members constituting a quorum. The chairman must adjourn the meeting if so directed by the meeting. No business, however, can be transacted at an adjourned meeting other than business which might properly have been transacted at the original meeting.

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12.8	Should a meeting be adjourned for more than twenty Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least five Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

12.9	A resolution put to the vote of the meeting shall be decided on a poll.

Taking of a poll

12.10	A poll demanded on the question of adjournment shall be taken immediately.

12.11	A poll demanded on any other question shall be taken either immediately or at an adjourned meeting at such time and place as the chairman directs, not being more than 30 Clear Days after the poll was demanded.

12.12	The demand for a poll shall not prevent the meeting continuing to transact any business other than the question on which the poll was demanded.

12.13	A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held in more than place, the chairman may appoint scrutineers in more than place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman’s casting vote

12.14	If the votes on a resolution are equal, the chairman may if he wishes exercise a casting vote.

Amendments to resolutions

12.15	An Ordinary Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:

(a)	not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), notice of the proposed amendment is given to the Company in writing by a Member entitled to vote at that meeting; and

(b)	the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

12.16	A Special Resolution to be proposed at a general meeting may be amended by Ordinary Resolution, if:

(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and

(b)	the amendment does not go beyond what the chairman considers is necessary to correct a grammatical or other non-substantive error in the resolution.

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12.17	If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman’s error does not invalidate the vote on that resolution.

Written resolutions

12.18	Members may pass a resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled so to vote are given notice of the resolution as if the same were being proposed at a meeting of Members;

(b)	all Members entitled so to vote:

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held.

12.19	If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

12.20	The directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

Sole-member company

12.21	If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

13	Voting rights of Members

Right to vote

13.1	Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting, and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares.

Voting rights

13.2	The holder of an Ordinary Share shall (in respect of such Ordinary Share) have the right to receive notice of, attend at and vote as a Member at any general meeting of the Company.

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13.3	Each holder of Class A Ordinary Shares shall, whether on a poll or on a show of hands, be entitled to exercise one (1) vote for each Class A Ordinary Share he or she or it holds on any and all matters, whereas each holder of Class B Ordinary Shares shall, whether on a poll or on a show of hands, be entitled to exercise fifteen (15) votes for each Class B Ordinary Share he or she or it holds on any and all matters.

13.4	Members may vote in person or by proxy.

13.5	A fraction of a Share shall entitle its holder to an equivalent fraction of one vote.

13.6	No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

13.7	If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the Register of Members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members

13.8	Save where otherwise provided, a corporate Member must act by a duly authorised representative.

13.9	A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

13.10	The authorisation may be for any period of time, and must be delivered to the Company not less than two hours before the commencement of the meeting at which it is first used.

13.11	The directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

13.12	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

13.13	A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the directors of the Company had actual notice of the revocation.

13.14	If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)).

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Member with mental disorder

13.15	A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Cayman Islands or elsewhere) in matters concerning mental disorder may vote, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

13.16	For the purpose of the preceding Article, evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

13.17	An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy

13.18	An instrument appointing a proxy shall be in any common form or in any other form approved by the directors.

13.19	The instrument must be in writing and signed in one of the following ways:

(a)	by the Member; or

(b)	by the Member’s authorised attorney; or

(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

13.20	The directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

13.21	A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with the Article above about signing proxies; but such revocation will not affect the validity of any acts carried out by the proxy before the directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

13.22	Subject to the following Articles, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the directors) must be delivered so that it is received by the Company not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

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(a)	In the case of an instrument in writing, it must be left at or sent by post:

(i)	to the registered office of the Company; or

(ii)	to such other place specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b)	If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)	in the notice convening the meeting; or

(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting.

13.23	Where a poll is taken:

(a)	if it is taken more than seven Clear Days after it is demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered as required under the preceding Article not less than 24 hours before the time appointed for the taking of the poll;

(b)	but if it to be taken within seven Clear Days after it was demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be e delivered as required under the preceding Article not less than two hours before the time appointed for the taking of the poll.

13.24	If the form of appointment of proxy is not delivered on time, it is invalid.

Voting by proxy

13.25	A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

14	Number and class of directors

14.1	There shall be a Board consisting of seven (7) persons, provided, however that the Company may by Ordinary Resolution increase or reduce the limits in the number of directors. Unless fixed by Ordinary Resolution, the maximum number of directors shall be unlimited.

14.2	The directors shall be divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. Upon the adoption of these Articles, the existing directors shall by resolution classify themselves as Class I, Class II or Class III directors.

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14.3	The Class I directors shall stand appointed for a term expiring at the Company’s first annual general meeting following the effectiveness of these Articles, the Class II directors shall stand appointed for a term expiring at the Company’s second annual general meeting following the effectiveness of these Articles and the Class III directors shall stand appointed for a term expiring at the Company’s third annual general meeting following the effectiveness of these Articles.

14.4	Commencing at the Company’s first annual general meeting following the effectiveness of these Articles, and at each annual general meeting thereafter, directors appointed to replace those directors whose terms expire shall be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment. If no replacement directors are appointed, the existing directors shall be automatically re-appointed for a further term of office to expire at the third succeeding annual general meeting after their re-appointment.

14.5	No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

15	Appointment, disqualification and removal of directors

No age limit

15.1	There is no age limit for directors save that they must be aged at least 18 years.

Corporate directors

15.2	Unless prohibited by law, a body corporate may be a director. If a body corporate is a director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about directors’ meetings.

No shareholding qualification

15.3	Unless a shareholding qualification for directors is fixed by Ordinary Resolution, no director shall be required to own Shares as a condition of his appointment.

Appointment and removal of directors

15.4	The Company may by Ordinary Resolution appoint any person to be a director or may by Ordinary Resolution remove any director.

15.5	Without prejudice to the Company’s power to appoint a person to be a director pursuant to these Articles, the directors shall have power at any time to appoint any person who is willing to act as a director, either to fill a vacancy or as an additional director. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified. The directors shall have power at any time to remove any director.

15.6	Notwithstanding the other provisions of these Articles, in any case where, as a result of death, the Company has no directors and no shareholders, the personal representatives of the last shareholder to have died have the power, by notice in writing to the Company, to appoint a person to be a director. For the purpose of this Article:

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(a)	where two or more shareholders die in circumstances rendering it uncertain who was the last to die, a younger shareholder is deemed to have survived an older shareholder;

(b)	if the last shareholder died leaving a will which disposes of that shareholder’s shares in the Company (whether by way of specific gift, as part of the residuary estate, or otherwise):

(i)	the expression personal representatives of the last shareholder means:

(A)	until a grant of probate in respect of that will has been obtained from the Grand Court of the Cayman Islands, all of the executors named in that will who are living at the time the power of appointment under this Article is exercised; and

(B)	after such grant of probate has been obtained, only such of those executors who have proved that will;

(ii)	without derogating from section 3(1) of the Succession Act (Revised), the executors named in that will may exercise the power of appointment under this Article without first obtaining a grant of probate.

15.7	A remaining director may appoint a director even though there is not a quorum of directors.

15.8	No appointment can cause the number of directors to exceed the maximum; and any such appointment shall be invalid.

15.9	For so long as Shares are listed on a Designated Stock Exchange, the directors shall include at least such number of Independent Directors as Applicable Law or the rules and regulations of the Designated Stock Exchange require, subject to applicable phase-in rules of the Designated Stock Exchange.

Resignation of directors

15.10	A director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

15.11	Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of director

15.12	A director’s office shall be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director; or

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

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(d)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise;

(e)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months; or

(f)	all of the other directors (being not less than two in number) determine that he should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other directors.

16	Alternate directors

Appointment and removal

16.1	Any director may appoint any other person, including another director, to act in his place as an alternate director. No appointment shall take effect until the director has given notice of the appointment to the other directors. Such notice must be given to each other director by either of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the other director has an email address, by emailing to that address a scanned copy of the notice as a PDF attachment (the PDF version being deemed to be the notice unless Article 31.7 applies), in which event notice shall be taken to be given on the date of receipt by the recipient in readable form. For the avoidance of doubt, the same email may be sent to the email address of more than one director (and to the email address of the Company pursuant to Article 16.4(c)).

16.2	Without limitation to the preceding Article, a director may appoint an alternate for a particular meeting by sending an email to his fellow directors informing them that they are to take such email as notice of such appointment for such meeting. Such appointment shall be effective without the need for a signed notice of appointment or the giving of notice to the Company in accordance with Article 16.4.

16.3	A director may revoke his appointment of an alternate at any time. No revocation shall take effect until the director has given notice of the revocation to the other directors. Such notice must be given by either of the methods specified in Article 16.1.

16.4	A notice of appointment or removal of an alternate director must also be given to the Company by any of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 31.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

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(c)	if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 31.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)	if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

16.5	All notices of meetings of directors shall continue to be given to the appointing director and not to the alternate.

Rights of alternate director

16.6	An alternate director shall be entitled to attend and vote at any board meeting or meeting of a committee of the directors at which the appointing director is not personally present, and generally to perform all the functions of the appointing director in his absence.

16.7	For the avoidance of doubt:

(a)	if another director has been appointed an alternate director for one or more directors, he shall be entitled to a separate vote in his own right as a director and in right of each other director for whom he has been appointed an alternate; and

(b)	if a person other than a director has been appointed an alternate director for more than one director, he shall be entitled to a separate vote in right of each director for whom he has been appointed an alternate.

16.8	An alternate director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate director.

Appointment ceases when the appointor ceases to be a director

16.9	An alternate director shall cease to be an alternate director if the director who appointed him ceases to be a director.

Status of alternate director

16.10	An alternate director shall carry out all functions of the director who made the appointment.

16.11	Save where otherwise expressed, an alternate director shall be treated as a director under these Articles.

16.12	An alternate director is not the agent of the director appointing him.

16.13	An alternate director is not entitled to any remuneration for acting as alternate director.

Status of the director making the appointment

16.14	A director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

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17	Powers of directors

Powers of directors

17.1	Subject to the provisions of the Law, the Memorandum and these Articles, the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company.

17.2	No prior act of the directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Law, Members may by Special Resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

Appointments to office

17.3	The directors may appoint a director:

(a)	as chairman of the board of directors;

(b)	as vice-chairman of the board of directors;

(c)	as managing director;

(d)	to any other executive office

for such period and on such terms, including as to remuneration, as they think fit.

17.4	The appointee must consent in writing to holding that office.

17.5	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of directors.

17.6	If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the directors may nominate one of their number to act in place of the chairman should he ever not be available.

17.7	Subject to the provisions of the Law, the directors may also appoint any person, who need not be a director:

(a)	as Secretary; and

(b)	to any office that may be required (including, for the avoidance of doubt, one or more chief executive officers, presidents, a chief financial officer, a treasurer, vice-presidents, one or more assistant vice-presidents, one or more assistant treasurers and one or more assistant secretaries), for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the directors decide.

17.8	The Secretary or Officer must consent in writing to holding that office.

17.9	A director, Secretary or other Officer of the Company may not hold the office, or perform the services, of Auditor.

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Remuneration

17.10	Every director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at directors’ meetings.

17.11	Until otherwise determined by the Company by Ordinary Resolution, the directors (other than alternative directors) shall be entitled to such remuneration by way of fees for their services in the office of director as the directors may determine.

17.12	Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the director or to any other person connected to or related to him.

17.13	Unless his fellow directors determine otherwise, a director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information

17.14	The directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the Register of Members relating to a Member, (and they may authorise any director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)	the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)	such disclosure is in compliance with the rules of any stock exchange upon which the Company’s shares are listed; or

(c)	such disclosure is in accordance with any contract entered into by the Company; or

(d)	the directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

18	Delegation of powers

Power to delegate any of the directors’ powers to a committee

18.1	The directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-directors so long as the majority of those persons are directors.

18.2	The delegation may be collateral with, or to the exclusion of, the directors’ own powers.

18.3	The delegation may be on such terms as the directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the directors at will.

18.4	Unless otherwise permitted by the directors, a committee must follow the procedures prescribed for the taking of decisions by directors.

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18.5	The Board shall establish an Audit Committee, a compensation committee and a nominating and corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles. Each of the Audit Committee, compensation committee and nominating and corporate governance committee shall consist of at least three directors (or such larger minimum number as may be required from time to time by the Designated Stock Exchange Rules). The majority of the committee members on each of the compensation committee and nominating and corporate governance committee shall be Independent Directors. The Audit Committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by Applicable Law.

Power to appoint an agent of the Company

18.6	The directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The directors may make that appointment:

(a)	by causing the Company to enter into a power of attorney or agreement; or

(b)	in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

18.7	The directors may appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)	for any purpose;

(b)	with the powers, authorities and discretions;

(c)	for the period; and

(d)	subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under these Articles. The directors may do so by power of attorney or any other manner they think fit.

18.8	Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

Power to appoint a proxy

18.9	Any director may appoint any other person, including another director, to represent him at any meeting of the directors. If a director appoints a proxy, then for all purposes the presence or vote of the proxy shall be deemed to be that of the appointing director.

18.10	Articles 16.1 to 16.5 inclusive (relating to the appointment by directors of alternate directors) apply, mutatis mutandis, to the appointment of proxies by directors.

18.11	A proxy is an agent of the director appointing him and is not an officer of the Company.

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Borrowing Powers

18.12	The Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or its parent undertaking (if any) or any subsidiary undertaking of the Company or of any third party.

Corporate Governance

18.13	The Board may, from time to time, and except as required by Applicable Law or the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company, which shall be intended to set forth the guiding principles and policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

19	Meetings of directors

Regulation of directors’ meetings

19.1	Subject to the provisions of these Articles, the directors may regulate their proceedings as they think fit.

Calling meetings

19.2	Any director may call a meeting of directors at any time. The Secretary, if any, must call a meeting of the directors if requested to do so by a director.

Notice of meetings

19.3	Every director shall be given notice of a meeting, although a director may waive retrospectively the requirement to be given notice. Notice may be oral. Attendance at a meeting without written objection shall be deemed to be a waiver of such notice requirement.

Period of notice

19.4	At least five Clear Days’ notice of a meeting of directors must be given to directors. A meeting may be convened on shorter notice with the consent of all directors.

Use of technology

19.5	A director may participate in a meeting of directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

19.6	A director participating in this way is deemed to be present in person at the meeting.

Place of meetings

19.7	If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

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Quorum

19.8	The quorum for the transaction of business at a meeting of directors shall be two unless the directors fix some other number or unless the Company has only one director.

Voting

19.9	A question which arises at a board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Validity

19.10	Anything done at a meeting of directors is unaffected by the fact that it is later discovered that any person was not properly appointed, or had ceased to be a director, or was otherwise not entitled to vote.

Recording of dissent

19.11	A director present at a meeting of directors shall be presumed to have assented to any action taken at that meeting unless:

(a)	his dissent is entered in the minutes of the meeting; or

(b)	he has filed with the meeting before it is concluded signed dissent from that action; or

(c)	he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

19.12	The directors may pass a resolution in writing without holding a meeting if all directors sign a document or sign several documents in the like form each signed by one or more of those directors.

19.13	Despite the foregoing, a resolution in writing signed by a validly appointed alternate director or by a validly appointed proxy need not also be signed by the appointing director. If a written resolution is signed personally by the appointing director, it need not also be signed by his alternate or proxy.

19.14	Such written resolution shall be as effective as if it had been passed at a meeting of the directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last director signs.

Sole director’s minute

19.15	Where a sole director signs a minute recording his decision on a question, that record shall constitute the passing of a resolution in those terms.

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20	Permissible directors’ interests and disclosure

Permissible interests subject to disclosure

20.1	Save as expressly permitted by these Articles or as set out below, a director may not have a direct or indirect interest or duty which conflicts or may possibly conflict with the interests of the Company.

20.2	If, notwithstanding the prohibition in the preceding Article, a director discloses to his fellow directors the nature and extent of any material interest or duty in accordance with the next Article, he may:

(a)	be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested; or

(b)	be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate.

20.3	Such disclosure may be made at a meeting of the board or otherwise (and, if otherwise, it must be made in writing). The director must disclose the nature and extent of his direct or indirect interest in or duty in relation to a transaction or arrangement or series of transactions or arrangements with the Company or in which the Company has any material interest.

20.4	If a director has made disclosure in accordance with the preceding Article, then he shall not, by reason only of his office, be accountable to the Company for any benefit that he derives from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

20.5	For the purposes of the preceding Articles:

(a)	a general notice that a director gives to the other directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified; and

(b)	an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

Voting where a director is interested in a matter

20.6	A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses any material interest pursuant to these Articles. The director shall be counted towards a quorum of those present at the meeting. If the director votes on the resolution, his vote shall be counted.

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20.7	Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his or her own appointment.

21	Minutes

The Company shall cause minutes to be made in books kept for the purpose in accordance with the Law.

22	Accounts and audit

Accounting and other records

22.1	The directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Law.

No automatic right of inspection

22.2	Members are only entitled to inspect the Company’s records if they are expressly entitled to do so by law, or by resolution made by the directors or passed by Ordinary Resolution.

Sending of accounts and reports

22.3	The Company’s accounts and associated directors’ report or auditor’s report that are required or permitted to be sent to any person pursuant to any law shall be treated as properly sent to that person if:

(a)	they are sent to that person in accordance with the notice provisions of these Articles: or

(b)	they are published on a website providing that person is given separate notice of:

(i)	the fact that publication of the documents has been published on the website;

(ii)	the address of the website;

(iii)	the place on the website where the documents may be accessed; and

(iv)	how they may be accessed.

22.4	If, for any reason, a person notifies the Company that he is unable to access the website, the Company must, as soon as practicable, send the documents to that person by any other means permitted by these Articles. This, however, will not affect when that person is taken to have received the documents under the next Article.

Time of receipt if documents are published on a website

22.5	Documents sent by being published on a website in accordance with the preceding two Articles are only treated as sent at least five Clear Days before the date of the meeting at which they are to be laid if:

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(a)	the documents are published on the website throughout a period beginning at least five Clear Days before the date of the meeting and ending with the conclusion of the meeting; and

(b)	the person is given at least five Clear Days’ notice of the meeting.

Validity despite accidental error in publication on website

22.6	If, for the purpose of a meeting, documents are sent by being published on a website in accordance with the preceding Articles, the proceedings at that meeting are not invalidated merely because:

(a)	those documents are, by accident, published in a different place on the website to the place notified; or

(b)	they are published for part only of the period from the date of notification until the conclusion of that meeting.

Audit

22.7	The directors may appoint an Auditor of the Company who shall hold office on such terms as the directors determine.

22.8	Without prejudice to the freedom of the directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the directors shall establish and maintain an Audit Committee as a committee of the directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

22.9	If the Shares are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

22.10	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

22.11	If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the directors shall fill the vacancy and determine the remuneration of such Auditor.

22.12	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

22.13	Auditors shall, if so required by the directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the directors or any general meeting of the Members.

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23	Financial year

Unless the directors otherwise specify, the financial year of the Company:

(a)	shall end on 30th June in the year of its incorporation and each following year; and

(b)	shall begin when it was incorporated and on 1st July each following year.

24	Record dates

Except to the extent of any conflicting rights attached to Shares, the directors may fix any time and date as the record date for calling a general meeting, declaring or paying a dividend or making or issuing an allotment of Shares of any class. The record date may be before or after the date on which the general meeting is held or the dividend, allotment or issue is declared, paid or made.

25	Dividends

Declaration of dividends by Members

25.1	Subject to the provisions of the Law, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the directors.

Payment of interim dividends and declaration of final dividends by directors

25.2	The directors may pay interim dividends or declare final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

25.3	Subject to the provisions of the Law, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)	Upon determination to pay a dividend or dividends described as interim by the directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

(b)	Upon declaration of a dividend or dividends described as final by the directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

25.4	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)	If the share capital is divided into different classes, the directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

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(b)	The directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)	If the directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

25.5	Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount paid up on the Shares during the time or part of the time in respect of which the dividend is paid. If a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

25.6	The directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

25.7	If the directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)	issue fractional Shares;

(b)	fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest some assets in trustees.

How payments may be made

25.8	A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)	if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or

(b)	by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

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25.9	For the purpose of paragraph (a) of the preceding Article, the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purpose of paragraph (b) of the preceding Article, subject to any Applicable Law or applicable regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

25.10	If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder, a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)	to the registered address of the joint holder of the Share who is named first on the Register of Members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)	to the address or bank account of another person nominated by the joint holders, whether that nomination is in writing or in an Electronic Record.

25.11	Any joint holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other moneys not to bear interest in absence of special rights

25.12	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

25.13	If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

25.14	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

26	Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve

26.1	The directors may resolve to capitalise:

(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:

Annex B-42

(a)	by paying up the amounts unpaid on that Member’s Shares;

(b)	by issuing Fully Paid Shares, debentures or other securities of the Company to that Member or as that Member directs. The directors may resolve that any Shares issued to the Member in respect of partly paid Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain partly paid.

Applying an amount for the benefit of members

26.2	The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

26.3	Subject to the Law, if a fraction of a Share, a debenture, or other security is allocated to a Member, the directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

27	Share premium account

Directors to maintain share premium account

27.1	The directors shall establish a share premium account in accordance with the Law. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Law.

Debits to share premium account

27.2	The following amounts shall be debited to any share premium account:

(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)	any other amount paid out of a share premium account as permitted by the Law.

27.3	Notwithstanding the preceding Article, on the redemption or purchase of a Share, the directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Law, out of capital.

28	Seal

Company seal

28.1	The Company may have a seal if the directors so determine.

Duplicate seal

28.2	Subject to the provisions of the Law, the Company may also have a duplicate seal or seals for use in any place or places outside the Cayman Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

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When and how seal is to be used

28.3	A seal may only be used by the authority of the directors. Unless the directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)	by a director (or his alternate) and the Secretary; or

(b)	by a single director (or his alternate).

If no seal is adopted or used

28.4	If the directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)	by a director (or his alternate) or any Officer to which authority has been delegated by resolution duly adopted by the directors; or

(b)	by a single director (or his alternate); or

(c)	in any other manner permitted by the Law.

Power to allow non-manual signatures and facsimile printing of seal

28.5	The directors may determine that either or both of the following applies:

(a)	that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)	that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

28.6	If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

29	Indemnity

Indemnity

29.1	To the extent permitted by Applicable Law, the Company shall indemnify each existing or former Secretary, director (including alternate director), and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Secretary’s or Officer’s duties, powers, authorities or discretions; and

Annex B-44

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, wilful default or wilful neglect.

29.2	To the extent permitted by Applicable Law, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Secretary or Officer of the Company in respect of any matter identified in paragraph (a) or paragraph (b) of the preceding Article on condition that the Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Secretary or that Officer for those legal costs.

Release

29.3	To the extent permitted by Applicable Law, the Company may by Special Resolution release any existing or former director (including alternate director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own actual fraud, wilful default or wilful neglect.

Insurance

29.4	To the extent permitted by Applicable Law, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the directors, other than liability arising out of that person’s own dishonesty:

(a)	an existing or former director (including alternate director), Secretary or Officer or Auditor of:

(i)	the Company;

(ii)	a company which is or was a subsidiary of the Company;

(iii)	a company in which the Company has or had an interest (whether direct or indirect); and

(b)	a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

30	Notices

Form of notices

30.1	Save where these Articles provide otherwise, any notice to be given to or by any person pursuant to these Articles shall be:

(a)	in writing signed by or on behalf of the giver in the manner set out below for written notices; or

Annex B-45

(b)	subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)	where these Articles expressly permit, by the Company by means of a website.

Electronic communications

30.2	Without limitation to Articles 16.2 to 16.5 inclusive (relating to the appointment and removal by directors of alternate directors) and to Articles 18.8 to 18.10 inclusive (relating to the appointment by directors of proxies), a notice may only be given to the Company in an Electronic Record if:

(a)	the directors so resolve;

(b)	the resolution states how an Electronic Record may be given and, if applicable, specifies an email address for the Company; and

(c)	the terms of that resolution are notified to the Members for the time being and, if applicable, to those directors who were absent from the meeting at which the resolution was passed.

If the resolution is revoked or varied, the revocation or variation shall only become effective when its terms have been similarly notified.

30.3	A notice may not be given by Electronic Record to a person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.

Persons authorised to give notices

30.4	A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a director or company secretary of the Company or a Member.

Delivery of written notices

30.5	Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders

30.6	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the Register of Members.

Signatures

30.7	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

30.8	An Electronic Record may be signed by an Electronic Signature.

Annex B-46

Evidence of transmission

30.9	A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

30.10	A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

Giving notice to a deceased or bankrupt Member

30.11	A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

30.12	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices

30.13	A notice is given on the date identified in the following table.

Method for giving notices	When taken to be given
Personally	At the time and date of delivery
By leaving it at the member’s registered address	At the time and date it was left
If the recipient has an address within the Cayman Islands, by posting it by prepaid post to the street or postal address of that recipient	48 hours after it was posted
If the recipient has an address outside the Cayman Islands, by posting it by prepaid airmail to the street or postal address of that recipient	3 Clear Days after posting
By Electronic Record (other than publication on a website), to recipient’s Electronic address	Within 24 hours after it was sent
By publication on a website	See the Articles about the time when notice of a meeting of Members or accounts and reports, as the case may be, are published on a website

Annex B-47

Saving provision

30.14	None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of directors and written resolutions of Members.

31	Authentication of Electronic Records

Application of Articles

31.1	Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a director or other Officer of the Company, shall be deemed to be authentic if either Article 31.2 or Article 31.4 applies.

Authentication of documents sent by Members by Electronic means

31.2	An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 31.7 does not apply.

31.3	For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 31.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

31.4	An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 31.7 does not apply.

This Article applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

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31.5	For example, where a sole director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that director unless Article 31.7 applies.

Manner of signing

31.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

31.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)	believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)	believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)	otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

32	Transfer by way of continuation

32.1	The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)	the Cayman Islands; or

(b)	such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

32.2	To give effect to any resolution made pursuant to the preceding Article, the directors may cause the following:

(a)	an application be made to the Registrar of Companies to deregister the Company in the Cayman Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)	all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

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33	Winding up

Distribution of assets in specie

33.1	If the Company is wound up, the Members may, subject to these Articles and any other sanction required by the Law, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members;

(b)	to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

33.2	No Member shall be compelled to accept any assets if an obligation attaches to them.

The directors are authorised to present a winding up petition

33.3	The directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

34	Amendment of Memorandum and Articles

Power to change name or amend Memorandum

34.1	Subject to the Law, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

34.2	Subject to the Law and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

Annex B-50

Annex C

PROXY CARD

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

GOLDEN STAR ACQUISITION CORPORATION

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Linjun Guo and Kenneth Lam (each, a “Proxy”) as proxies, each with full power to act without the other and the power to appoint a substitute to vote the ordinary shares that the undersigned is entitled to vote (the “Shares”) at the extraordinary general meeting of shareholders of Golden Star Acquisition Corporation to be held on ________, 2024 at [10:00 a.m.], Eastern Time at the offices of _________ and via live webcast at [https://www.       ] with the password of ________, and at any adjournments or postponements thereof. Such Shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and in the Proxy’s discretion on such other matters as may properly come before the meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the accompanying proxy statement and revokes all prior proxies for said meeting.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED FOR PROPOSALS ONE THROUGH ELEVEN. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

(Continued and to be marked, dated and signed on reverse side)

~ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ~

GOLDEN STAR ACQUISITION CORPORATION — THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 through 11.			Please mark votes as ☒ indicated in this example

(1) The Business Combination Proposal — To consider and vote upon a proposal to approve and adopt the Business Combination Agreement, dated as of September 16, 2023 (the “Business Combination Agreement”), by and among Golden Star Acquisition Corporation an exempted company incorporated with limited liability in the Cayman Islands (“Golden Star”), G-Star Management Corporation, a British Virgin Islands company, in its capacity as the representative of Golden Star and the shareholders of Golden Star immediately prior to the Effective Time from and after the Closing (the “Purchaser Representative”), Gamehaus Holdings Inc., an exempted company with limited liability incorporated in the Cayman Islands (“Pubco”), Gamehaus 1 Inc., an exempted company with limited liability incorporated in the Cayman Islands and a wholly owned subsidiary of Pubco (the “First Merger Sub”), Gamehaus 2 Inc., an exempted company with limited liability incorporated in the Cayman Islands and a wholly owned subsidiary of Pubco (the “Second Merger Sub”), and Gamehaus Inc., an exempted company with limited liability incorporated in the Cayman Islands (“Gamehaus”), and the transactions contemplated thereby (the “Business Combination”).	FOR ☐	AGAINST ☐	ABSTAIN ☐

Annex C-1

(2) The Merger Proposal — To consider and vote upon a proposal to approve, in connection with the Business Combination, the Second Merger and Second Merger Plan of Merger and annexes thereto in compliance with the Companies Act (Revised) of the Cayman Islands and in substantially in the form and substance of Annex D to the accompanying proxy statement/prospectus and to confirm, ratify, approve in all respects all other transactions contemplated by the Business Combination Agreement occurring in connection with the Second Merger; and (iii) and as of, and contingent upon, the Effective Time (as that term is defined in the Second Plan of Merger), to adopt the second amended and restated memorandum and articles of association attached to the Second Plan of Merger in substitution for, and to the exclusion of Golden Star’s existing memorandum and articles of association.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(3) The Charter Proposal — To consider and vote upon a proposal to approve, in connection with the Business Combination, the replacement of Pubco’s current memorandum and articles of association with the amended and restated memorandum and articles of association of Pubco (the “Amended and Restated Memorandum and Articles of Association”) to be adopted prior to consummation of the Business Combination.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(4) The Organizational Documents Advisory Proposal 1 — To consider and vote, on a non-binding and advisory only basis, upon provisions to be included in Pubco’s Amended and Restated Memorandum and Articles of Association providing for a classified board of directors, such that only a specified portion of the directors is to be elected each year and that directors may be removed by an ordinary resolution passed by the shareholders of Pubco or by the majority of the co-directors	FOR ☐	AGAINST ☐	ABSTAIN ☐

(5) The Organizational Documents Advisory Proposal 2 — To consider and vote, on a non-binding and advisory only basis, upon provisions to be included in Pubco’s Amended and Restated Memorandum and Articles of Association providing that general meetings of shareholders for any purpose or purposes may be called at any time by Pubco’s board of directors and that the board shall only be required to call a meeting on the requisition of shareholders if it receives a requisition from shareholders holding shares carrying not less than 10% of the votes attributable to all issued shares of Pubco.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(6) The Organizational Documents Advisory Proposal 3 — To consider and vote, on a non-binding and advisory only basis, upon excluding blank check provisions from Pubco’s Amended and Restated Memorandum and Articles of Association.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(7) The Organizational Documents Advisory Proposal 4 — To consider and vote, on a non-binding and advisory only basis, upon provisions to be included in Pubco’s Amended and Restated Memorandum and Articles of Association providing that, except at an annual general meeting upon the expiration of directors’ terms, any vacancy on the board of Pubco shall be filled by an ordinary resolutions of shareholders or the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(8) Organizational Documents Advisory Proposal 5 — To consider and vote, on a non-binding and advisory only basis, upon provisions to be included in Pubco’s Amended and Restated Memorandum and Articles of Association that the authorized share capital of Pubco be $100,000, divided into (a) 900,000,000 Pubco Class A Ordinary Shares and (b) 100,000,000 Pubco Class B Ordinary Shares in each case of $0.0001 par value per Share, with each Class A Ordinary Share being entitled to one (1) vote per share and each Class B Ordinary Share being entitled to fifteen (15) votes per share.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Annex C-2

(9) Equity Incentive Plan Proposal — To consider and vote upon a proposal to approve the Pubco Equity Incentive Plan.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(10) The Share Issuance Proposal — To consider and vote upon a proposal for purposes of complying with applicable Nasdaq Stock Market LLC listing rules, the issuance of approximately [ ] newly issued ordinary shares in the Business Combination, and which amounts will be determined as described in more detail in the accompanying proxy statement/prospectus.	FOR ☐	AGAINST ☐	ABSTAIN ☐

(11) The Adjournment Proposal — To consider and vote upon a proposal to adjourn the special meeting of shareholders to a later date or dates, if it is determined necessary or appropriate by Golden Star, including if necessary to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the Business Combination Proposal.	FOR ☐	AGAINST ☐	ABSTAIN ☐

PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.

Date: , 2024

Signature

Signature (if held jointly)

When Shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

The Shares represented by the Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder(s). If no direction is made, this Proxy will be voted FOR each of proposals 1 through 11. If any other matters properly come before the meeting, the Proxies will vote on such matters in their discretion.

For your Proxy to be valid, it must be received by the Company not less than 24 hours before the extraordinary general meeting.

~ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ~

Annex C-3

Annex D

Second Plan of Merger

PLAN OF MERGER

Conyers Dill & Pearman LLP

Cayman Islands

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Table of Contents	plan of merger

PLAN OF MERGER

This plan of merger (“Plan of Merger”) is made on [DATE] by Gamehaus 2 Inc., an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands, with registered number 402182 and having its registered office situated at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands (the “Merging Company”), Golden Star Acquisition Corporation, an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands, with registered company number 378506 and having its registered office situated at Jacob Corporate Ltd., 215-245 N Church St, 2nd Floor White Hall House, Suite #647, 10 Market Street Camana Bay, George Town, Grand Cayman, KY1-9006, Cayman Islands (the “Surviving Company”) and Gamehaus Holdings Inc., an exempted company incorporated with limited liability in the Cayman Islands, with registered company number 402063 and having its registered office situated at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands (“Pubco”), pursuant to the provisions of Part XVI of the Companies Act (Revised) of the Cayman Islands (the “Act”).

Whereas the sole director of the Merging Company and the directors of the Surviving Company deem it fair, advisable and in the best commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Whereas the Merger shall be upon the terms and subject to the conditions of (i) the Business Combination Agreement (as defined below), (ii) this Plan of Merger and (iii) the Act.

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the business combination agreement dated [DATE] (the “Business Combination Agreement”) and made between, among others, the Merging Company, the Surviving Company and Pubco, a copy of which is annexed at Annexure 1 hereto.

NOW THEREFORE this Plan of Merger provides as follows:

1.	The constituent companies (as defined in the Act) to this Plan of Merger are the Merging Company and the Surviving Company (together, the “Constituent Companies”).

2.	The surviving company (as defined in the Act) that results from the Merger of the Constituent Companies shall be the Surviving Company, which shall continue to be named Golden Star Acquisition Corporation and shall continue to have its registered office at Jacob Corporate Ltd., 215-245 N Church St, 2nd Floor White Hall House, Suite #647, 10 Market Street Camana Bay, George Town, Grand Cayman, KY1-9006, Cayman Islands.

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Table of Contents	plan of merger

3.	Immediately prior to the Effective Time (as defined below), the Merging Company will have an authorised share capital of US$50,000.00 divided into 50,000,000 ordinary shares of a par value of US$0.001 each, of which 1 ordinary share will be in issue.

4.	Immediately prior to the Effective Time (as defined below), the Surviving Company will have an authorised share capital of US$50,000.00 divided into 50,000,000 ordinary shares of a par value of US$0.001 each, of which [7,334,393] ordinary shares will be in issue.

5.	It is intended that the Merger shall take effect at the time that this Plan of Merger is registered by the Registrar of Companies in accordance with section 233(13) of the Act (the “Effective Time”).

6.	Upon the Merger, the rights, the property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company and the Surviving Company shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges or security interests, and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

7.	The terms and conditions of the Merger, including the manner and basis of converting shares in each Constituent Company into shares in the Surviving Company or into other property as provided in the Act, are set out in the Business Combination Agreement.

8.	Pubco undertakes and agrees (it being acknowledged that Pubco will be the sole shareholder of the Surviving Company after the Merger) in consideration of the Merger, to issue the Purchaser Merger Consideration in accordance with the terms of the Business Combination Agreement.

9.	Immediately following the Merger, the rights and restrictions attaching to the shares in the Surviving Company shall be as set out in the Amended and Restated Memorandum and Articles of Association (as defined below) and the authorised share capital of the Surviving Company shall be US$50,000.00 divided into 50,000,000 ordinary shares of par value US$0.001 each.

10.	At the Effective Time, the memorandum and articles of association of the Surviving Company shall be amended and restated by the deletion of the then-current memorandum and articles of association of the Surviving Company in their entirety and the substitution in their place of the amended and restated memorandum and articles of association in the form annexed at Annexure 2 hereto (the “Amended and Restated Memorandum and Articles of Association”).

11.	There are no amounts or benefits which are or shall be paid or payable to any director of either Constituent Company or the Surviving Company, in that capacity, consequent upon the Merger.

12.	The Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

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13.	The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

14.	At the Effective Time, the names and addresses of the directors of the Surviving Company will be as follows:

NAME	ADDRESS
[TBC]	[TBC]

15.	This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Act.

16.	This Plan of Merger has been authorised by special resolution of the sole shareholder of the Merging Company pursuant to section 233(6) of the Act.

17.	This Plan of Merger has been authorised by the shareholders of the Surviving Company pursuant to section 233(6) of the Act by way of special resolution passed at an extraordinary general meeting of the Surviving Company.

18.	At any time prior to the Effective Time, this Plan of Merger may be:

(a)	terminated by the board of directors of either the Surviving Company or the Merging Company in accordance with the terms of the Business Combination Agreement;

(b)	amended by the boards of directors of both the Surviving Company and the Merging Company to:

(i)	change the Effective Time provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger by the Registrar; and

(ii)	effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

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19.	If this Plan of Merger is amended or terminated in accordance with clause 18 after it has been filed with the Registrar but before it has become effective, the Constituent Companies shall file or cause to be filed notice of the amendment or termination (as applicable) with the Registrar in accordance with sections 235(2) and 235(4) of the Act and shall distribute copies of such notice in accordance with section 235(3) of the Act.

20.	All notices and other communications in connection with this Plan of Merger must be in writing and shall be given in accordance with Section 11.1 of the Business Combination Agreement.

21.	This Plan of Merger may be executed in counterparts (but shall not be effective until each party has executed at least one counterpart), all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart. Delivery of an executed counterpart of this Plan of Merger by e-mail (PDF) or facsimile shall be effective as delivery of a manually executed counterpart of this Plan of Merger.

22.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

[Signature page follows]

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In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Golden Star Acquisition Corporation	)

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Gamehaus 2 Inc.	)

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Gamehaus Holdings Inc.	)

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Annexure 1

Business Combination Agreement

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Annexure 2

Amended and Restated Memorandum and Articles of Association of the Surviving Company

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Annex E

Form of Lock-Up Agreement

Annex E-1

LOCK-UP AGREEMENT (SPONSOR)

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of ________, 2023, by and among (i) Gamehaus Holdings Inc., an exempted company incorporated with limited liability in the Cayman Islands (“Pubco”), (ii) G-Star Management Corporation, in the capacity under the Business Combination Agreement (as defined below) as the Purchaser Representative (including any successor Purchaser Representative appointed in accordance therewith, the “Purchaser Representative”), (iii) Gamehaus, Inc., an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), (iv) Golden Star Acquisition Corporation, an exempted company incorporated with limited liability in the Cayman Islands (“Purchaser”), and (v) the undersigned (“Holder”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Business Combination Agreement (as defined below).

WHEREAS, on __________, 2023, Purchaser, the Purchaser Representative, Pubco, Gamehaus 1 Inc., an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (the “First Merger Sub”), Gamehaus 2 Inc., an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (the “Second Merger Sub”), and the Company entered into that certain Business Combination Agreement (as amended from time to time in accordance with the terms thereof, the “Business Combination Agreement”), pursuant to which, subject to the terms and conditions thereof, among other matters, (a) the First Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “First Merger”), and as a result of which, (i) the Company will become a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of the Company immediately prior to the effective time of the First Merger will no longer be outstanding and will automatically be cancelled, in exchange for the right of the holder thereof to receive certain securities of Pubco, and (b) the Second Merger Sub will merge with and into Purchaser, with Purchaser continuing as the surviving entity (the “Second Merger”), and as a result of which, (i) Purchaser will become a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of Purchaser immediately prior to the effective time of the Merger will no longer be outstanding and will automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law;

WHEREAS, at the Closing of the transaction contemplated by the Business Combination Agreement (the “Closing”), the Holder is the holder of the number of Pubco Ordinary Shares in such amounts as set forth underneath Holder’s name on the signature page hereto; and

WHEREAS, pursuant to the Business Combination Agreement, and in view of the valuable consideration to be received by Holder thereunder, the parties desire to enter into this Agreement, pursuant to which certain share consideration to be issued to Holder (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

Annex E-2

1.	Lock-Up Provisions.

(a) Holder hereby agrees not to Transfer any of its Restricted Securities during the period (the “Lock-Up Period”) commencing from the Closing and ending on the following:

(x) with respect to Restricted Securities which are Founder Shares, fifty percent (50%) of such Founder Shares on the earliest of: (A) the Release Date, (B) the date after the occurrence of a Change of Control, and (C) the date on which the closing sale price of the Pubco Ordinary Shares has equaled or exceeded $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any thirty (30) consecutive trading day period commencing after the Closing;

(y) with respect to Restricted Securities which are Founder Shares, fifty percent (50%) of such Founder Shares on the earliest of: (A) the Release Date and (B) the date after the occurrence of a Change of Control; and

(z) with respect to Restricted Securities which are Private Placement Securities, on the Release Date.

(b) For the purposes of this Agreement the term “Transfer” shall mean: (i) lend, offer, pledge (except as provided herein below), hypothecate, encumber, donate, assign, sell, offer to sell, contract or agree to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise.

(c) The foregoing Section 1(a) shall not apply to the Transfer of any or all of the Restricted Securities owned by Holder (a) to Pubco’s officers or directors, any affiliates or family members of any of Pubco’s officers or directors, any members of the Sponsor (as defined in the Business Combination Agreement), or any affiliates of the Sponsor; (b) in the case of an individual, by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales made in connection with the consummation of a Change of Control at prices no greater than the price at which the securities were originally purchased; (f) by virtue of the laws of the Cayman Islands or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; (g) in the event of Pubco’s liquidation, merger, share exchange, reorganization or other similar transaction which results in all of Pubco’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property subsequent to the Closing; and (h) which were acquired in the PIPE Investment or in open market transactions after the Closing; provided, however, that in the case of clauses (a) through (e), it shall be a condition to such Transfer that the transferee executes and delivers to Pubco or the Company an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further Transfer of such Restricted Securities except in accordance with this Agreement.

Annex E-3

(d) As used in this Agreement, the term:

(A) “Change of Control” shall mean, subsequent to the Closing, the occurrence of a transaction or a series of related transactions pursuant to which Pubco completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their Pubco Ordinary Shares for cash, securities or other property; and

(B) “Founder Shares” means 1,725,000 of the Ordinary Shares of the Purchaser initially issued to G-Star Management Corporation prior to the consummation of the initial public offering of the Purchaser.

(C) “Private Placement Securities” means 307,000 Units issued by Purchaser to G-Star Management Corporation in a private placement that was consummated simultaneously with the closing of the initial public offering of the Purchaser and the of the Ordinary Shares of the Purchaser issued or issuable upon conversion of the Units.

(D) “Release Date” shall mean (A) with respect to Restricted Securities which are Founder Shares, the six (6) month anniversary of the date of the Closing and (B) with respect to Restricted Securities which are Private Placement Securities, thirty (30) days following the date of the Closing.

(E) “Units” shall mean the units of securities issued by Purchaser to G-Star Management Corporation in a private placement that was consummated simultaneously with the closing of the initial public offering of the Purchaser, with each Unit comprised of one of the Purchaser’s Ordinary Shares, par value $0.001 per share and a right to receive 2/10th of an Ordinary Share.

(e) If any Transfer (except for any Transfer pursuant to Section 1(b)) is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and Pubco shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Pubco may impose stop-transfer instructions with respect to the Restricted Securities of Holder (and permitted transferees and assigns thereof) effective until the end of the Lock-Up Period.

(f) During the Lock-Up Period, each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [__________], 2023, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THAT CERTAIN REPRESENTATIVE OF PURCHASER NAMED THEREIN, PURCHASER AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(g) For the avoidance of any doubt, Holder shall retain all of its rights as a shareholder of Pubco with respect to the Restricted Securities during the Lock-Up Period, including the right to vote any Restricted Securities, but subject to the obligations applicable to Holder under the Business Combination Agreement.

Annex E-4

2	Representations and Warranties.

(a) Representations and Warranties. Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the others that (a) such party has the full right, capacity and authority to enter into, deliver and perform its respective obligations under this Agreement, (b) this Agreement has been duly executed and delivered by such party and is the binding and enforceable obligation of such party, enforceable against such party in accordance with the terms of this Agreement, and (c) the execution, delivery and performance of such party’s obligations under this Agreement will not conflict with or breach the terms of any other agreement, contract, commitment or understanding to which such party is a party or to which the assets or securities of such party are bound. The Holder has independently evaluated the merits of its decision to enter into and deliver this Agreement, and such Holder confirms that it has not relied on the advice of the Purchaser, the Purchaser’s legal counsel, or any other person.

(b) Beneficial Ownership. The Holder hereby represents and warrants that it does not beneficially own, directly or through its nominees (as determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder), any shares of capital stock of Pubco, or any economic interest in or derivative of such stock, other than those shares of Pubco capital stock specified on the signature page hereto. For purposes of this Agreement, the term Restricted Securities shall also include any shares of Pubco capital stock acquired by Holder during the Lock-Up Period, if any.

(c) No Additional Fees/Payment. Other than the consideration specifically referenced herein, the parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Holder in connection with this Agreement.

3	Miscellaneous.

(a) Termination of Business Combination Agreement. This Agreement shall be binding upon Holder upon Holder’s execution and delivery of this Agreement, but this Agreement shall only become effective upon the Closing. Notwithstanding anything to the contrary contained herein, in the event that the Business Combination Agreement is terminated in accordance with its terms prior to the Closing, this Agreement shall automatically terminate and become null and void, and the parties shall not have any rights or obligations hereunder.

(b) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder and Purchaser are personal to Holder and Purchaser, as applicable, and may not be transferred or delegated by Holder or Purchaser at any time. Pubco may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder (but from and after the Closing, the consent of the Purchaser Representative shall be required which shall not be unreasonably withheld). If the Purchaser Representative is replaced in accordance with the terms of the Business Combination Agreement, the replacement Purchaser Representative shall automatically become a party to this Agreement as if it were the original Purchaser Representative hereunder.

(c) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

Annex E-5

(d) Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in the City of New York, in the State of New York (or in any appellate courts thereof) (the “Specified Courts”). Each party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth in Section 3(g). Nothing in this Section 3(d) shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3(e).

(f) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by email, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

Annex E-6

If to Pubco: Gamehaus Holdings Inc. 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New Area, Shanghai Attn: Ling Yan Email: linda.yan@gamehaus.com	with a copy (which will not constitute notice) to: Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 Attn: Ying Li, Esq. Email: yli@htflawyers.com
If to the Company, to: Gamehaus Inc. 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New Area, Shanghai Attn: Ling Yan Email: linda.yan@gamehaus.com	With a copy to (which shall not constitute notice): Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 Attn: Ying Li, Esq. Email: yli@htflawyers.com

If to Purchaser or the Purchaser Representative, to:

Golden Star Acquisition Corporation

99 Hudson Street, 5th Floor

New York, New York, 10013

Attention: Chief Executive Officer

Email: ceo@goldenstarcorp.net

With a copy to (which shall not constitute notice): Becker & Poliakoff, P.A. 45 Broadway, 17th Floor New York, N.Y. 10006 Attention: Bill Huo, Esq. Email: bhuo@beckerlawyers.com
If to Holder, to: the address set forth below Holder’s name on the signature page to this Agreement	with a copy (which will not constitute notice) to: Becker & Poliakoff, P.A. 45 Broadway, 17th Floor New York, N.Y. 10006 Attention: Bill Huo, Esq. Email: bhuo@beckerlawyers.com

(h) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of Pubco, the Company, Purchaser (as represented by the Purchaser Representative) and Holder. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

Annex E-7

(i) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(j) Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and Pubco will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, each of Pubco, the Company and Purchaser (as represented by the Purchaser Representative) shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(k) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Business Combination Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of Pubco, the Company and Purchaser (as represented by the Purchaser Representative) or any of the obligations of Holder under any other agreement between Holder and Pubco, the Company or Purchaser (as represented by the Purchaser Representative) or any certificate or instrument executed by Holder in favor of Pubco, the Company or Purchaser (as represented by the Purchaser Representative), and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of Pubco, the Company or Purchaser (as represented by the Purchaser Representative) or any of the obligations of Holder under this Agreement.

(l) Further Assurances. From time to time, at another party’s request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(m) Counterparts; Email. This Agreement may also be executed and delivered by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

{Remainder of Page Intentionally Left Blank; Signature Pages Follow}

Annex E-8

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Pubco:

Gamehaus Holdings Inc.

By:
Name:
Title:

Company:

Gamehaus, Inc.

Name:
Title:

{Additional Signature on the Following Page}

Annex E-9

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Purchaser:

GOLDEN STAR ACQUISITION CORPORATION

By:
Name:	Linjun Guo
Title:	Chief Executive Officer

Purchaser Representative:

G-STAR MANAGEMENT CORPORATION

By:
Name:	Linjun Guo
Title:	Director

Annex E-10

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Holder:

Name of Holder:

By:

Name:

Number of Restricted Securities of Holder:

Address for Notice:

Address:

Facsimile No:

Telephone No:

Email:

Annex E-11

LOCK-UP AGREEMENT (COMPANY)

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of ________, 2023, by and among (i) Gamehaus Holdings Inc., an exempted company incorporated with limited liability in the Cayman Islands (“Pubco”), (ii) G-Star Management Corporation, in the capacity under the Business Combination Agreement (as defined below) as the Purchaser Representative (including any successor Purchaser Representative appointed in accordance therewith, the “Purchaser Representative”), (iii) Gamehaus, Inc., an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), (iv) Golden Star Acquisition Corporation, an exempted company incorporated with limited liability in the Cayman Islands (“Purchaser”), and (v) the undersigned (“Holder”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Business Combination Agreement (as defined below).

WHEREAS, on __________, 2023, Purchaser, the Purchaser Representative, Pubco, Gamehaus 1 Inc., an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (the “First Merger Sub”), Gamehaus 2 Inc., an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (the “Second Merger Sub”), and the Company entered into that certain Business Combination Agreement (as amended from time to time in accordance with the terms thereof, the “Business Combination Agreement”), pursuant to which, subject to the terms and conditions thereof, among other matters, (a) the First Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “First Merger”), and as a result of which, (i) the Company will become a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of the Company immediately prior to the effective time of the First Merger will no longer be outstanding and will automatically be cancelled, in exchange for the right of the holder thereof to receive certain securities of Pubco, and (b) the Second Merger Sub will merge with and into Purchaser, with Purchaser continuing as the surviving entity (the “Second Merger”), and as a result of which, (i) Purchaser will become a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of Purchaser immediately prior to the effective time of the Merger will no longer be outstanding and will automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law;

WHEREAS, at the Closing of the transaction contemplated by the Business Combination Agreement (the “Closing”), the Holder is the holder of the number of Pubco Ordinary Shares in such amounts as set forth underneath Holder’s name on the signature page hereto; and

WHEREAS, pursuant to the Business Combination Agreement, and in view of the valuable consideration to be received by Holder thereunder, the parties desire to enter into this Agreement, pursuant to which certain share consideration to be issued to Holder (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

Annex E-12

1.	Lock-Up Provisions.

(a) Holder hereby agrees not to Transfer any of its Restricted Securities during the period (the “Lock-Up Period”) commencing from the Closing and ending on the earliest of (x) the Release Date,(y) the date after the occurrence of a Change of Control, and (z) the date on which the closing sale price of the Pubco Ordinary Shares has equaled or exceeded $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) trading days within any thirty (30) consecutive trading day period commencing after the Closing; provided, however, that with respect to 50% of the Holder’s Restricted Securities, the Lock-up Period shall be the period commencing on the Closing and ending on the earliest of (x) the Release Date and (y) the date after the occurrence of a Change of Control. For the purposes of this Agreement the term “Transfer” shall mean: (i) lend, offer, pledge (except as provided herein below), hypothecate, encumber, donate, assign, sell, offer to sell, contract or agree to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise.

(b) The foregoing Section 1(a) shall not apply to the Transfer of any or all of the Restricted Securities owned by Holder (a) to Pubco’s officers or directors, any affiliates or family members of any of Pubco’s officers or directors, any members of the Sponsor (as defined in the Business Combination Agreement), or any affiliates of the Sponsor; (b) to any affiliate (as defined in Rule 405 of under the under the Securities Act of 1933, as amended) of Holder; (c) in the case of an individual, by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (d) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (e) in the case of an individual, pursuant to a qualified domestic relations order; (f) in the case of an entity, by distribution to limited partners, shareholders, members of, or owners of similar equity interests in Holder by virtue of the laws of the jurisdiction of the Holder’s organization and the Holder’s organizational documents upon the liquidation and dissolution of Holder; (g) by private sales made in connection with the consummation of a Change of Control at prices no greater than the price at which the securities were originally purchased; (h) by virtue of the laws of the Cayman Islands or the Company’s limited liability company agreement upon dissolution of the Company; (i) in the event of Pubco’s liquidation, merger, share exchange, reorganization or other similar transaction which results in all of Pubco’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property subsequent to the Closing; and (j) which were acquired in the PIPE Investment or in open market transactions after the Closing; provided, however, that in the case of clauses (a) through (g), it shall be a condition to such Transfer that the transferee executes and delivers to Pubco or the Purchaser Representative an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further Transfer of such Restricted Securities except in accordance with this Agreement.

(c) As used in this Agreement, the term:

(X) “Change of Control” shall mean, subsequent to the Closing, the occurrence of a transaction or a series of related transactions pursuant to which Pubco/the Company completes a liquidation, merger, share exchange, reorganization, or other similar transaction that results in all of its shareholders having the right to exchange their Pubco Ordinary Shares for cash, securities or other property; and

Annex E-13

(Y) “Release Date” shall mean the six (6) month anniversary of the date of the Closing.

(d) If any Transfer (except for any Transfer pursuant to Section 1(b)) is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and Pubco shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Pubco may impose stop-transfer instructions with respect to the Restricted Securities of Holder (and permitted transferees and assigns thereof) effective until the end of the Lock-Up Period.

(e) During the Lock-Up Period, each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [__________], 2023, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THAT CERTAIN REPRESENTATIVE OF PURCHASER NAMED THEREIN, PURCHASER AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(f) For the avoidance of any doubt, Holder shall retain all of its rights as a shareholder of Pubco with respect to the Restricted Securities during the Lock-Up Period, including the right to vote any Restricted Securities, but subject to the obligations applicable to Holder under the Business Combination Agreement.

2	Representations and Warranties.

(a) Representations and Warranties. Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the others that (a) such party has the full right, capacity and authority to enter into, deliver and perform its respective obligations under this Agreement, (b) this Agreement has been duly executed and delivered by such party and is the binding and enforceable obligation of such party, enforceable against such party in accordance with the terms of this Agreement, and (c) the execution, delivery and performance of such party’s obligations under this Agreement will not conflict with or breach the terms of any other agreement, contract, commitment or understanding to which such party is a party or to which the assets or securities of such party are bound. The Holder has independently evaluated the merits of its decision to enter into and deliver this Agreement, and such Holder confirms that it has not relied on the advice of Purchaser, Purchaser’s legal counsel, or any other person.

(b) Beneficial Ownership. The Holder hereby represents and warrants that it does not beneficially own, directly or through its nominees (as determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder), any shares of capital stock of Pubco, or any economic interest in or derivative of such stock, other than those shares of Pubco capital stock specified on the signature page hereto. For purposes of this Agreement, the term Restricted Securities shall also include any shares of Pubco capital stock acquired by Holder during the Lock-Up Period, if any.

Annex E-14

(c) No Additional Fees/Payment. Other than the consideration specifically referenced herein, the parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Holder in connection with this Agreement.

3	Miscellaneous.

(a) Termination of Business Combination Agreement. This Agreement shall be binding upon Holder upon Holder’s execution and delivery of this Agreement, but this Agreement shall only become effective upon the Closing. Notwithstanding anything to the contrary contained herein, in the event that the Business Combination Agreement is terminated in accordance with its terms prior to the Closing, this Agreement shall automatically terminate and become null and void, and the parties shall not have any rights or obligations hereunder.

(b) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder and Purchaser are personal to Holder and Purchaser, as applicable, and may not be transferred or delegated by Holder or Purchaser at any time. Pubco may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder (but from and after the Closing, the consent of the Purchaser Representative shall be required which shall not be unreasonably withheld). If the Purchaser Representative is replaced in accordance with the terms of the Business Combination Agreement, the replacement Purchaser Representative shall automatically become a party to this Agreement as if it were the original Purchaser Representative hereunder.

(c) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d) Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in the City of New York, in the State of New York (or in any appellate courts thereof) (the “Specified Courts”). Each party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth in Section 3(g). Nothing in this Section 3(d) shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

Annex E-15

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3(e).

(f) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by email, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Pubco: Gamehaus Holdings Inc. 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New Area, Shanghai Attn: Ling Yan Email: linda.yan@gamehaus.com	with a copy (which will not constitute notice) to: Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 Attn: Ying Li, Esq. Email: yli@htflawyers.com
If to the Company, to: Gamehaus Inc. 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New Area, Shanghai Attn: Ling Yan Email: linda.yan@gamehaus.com	With a copy to (which shall not constitute notice): Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 Attn: Ying Li, Esq. Email: yli@htflawyers.com

Annex E-16

If to Purchaser or the Purchaser Representative, to:

Golden Star Acquisition Corporation

99 Hudson Street, 5th Floor

New York, New York, 10013

Attention: Chief Executive Officer

Email: ceo@goldenstarcorp.net

With a copy to (which shall not constitute notice): Becker & Poliakoff, P.A. 45 Broadway, 17th Floor New York, N.Y. 10006 Attention: Bill Huo, Esq. Email: bhuo@beckerlawyers.com
If to Holder, to: the address set forth below Holder’s name on the signature page to this Agreement	with a copy (which will not constitute notice) to: Becker & Poliakoff, P.A. 45 Broadway, 17th Floor New York, N.Y. 10006 Attention: Bill Huo, Esq. Email: bhuo@beckerlawyers.com

(h) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of Pubco, the Company, Purchaser (as represented by the Purchaser Representative) and Holder. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(i) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(j) Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and Pubco will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, each of Pubco, the Company and Purchaser (as represented by the Purchaser Representative) shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

Annex E-17

(k) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Business Combination Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of Pubco, the Company and Purchaser (as represented by the Purchaser Representative) or any of the obligations of Holder under any other agreement between Holder and Pubco, the Company or Purchaser (as represented by the Purchaser Representative) or any certificate or instrument executed by Holder in favor of Pubco, the Company or Purchaser (as represented by the Purchaser Representative), and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of Pubco, the Company or Purchaser (as represented by the Purchaser Representative) or any of the obligations of Holder under this Agreement.

(l) Further Assurances. From time to time, at another party’s request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(m) Counterparts; Email. This Agreement may also be executed and delivered by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

{Remainder of Page Intentionally Left Blank; Signature Pages Follow}

Annex E-18

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Pubco:

Gamehaus Holdings Inc.

By:
Name:
Title:

Company:

Gamehaus, Inc.

Name:
Title:

{Additional Signature on the Following Page}

Annex E-19

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Purchaser:

GOLDEN STAR ACQUISITION CORPORATION

By:
Name:	Linjun Guo
Title:	Chief Executive Officer

Purchaser Representative:

G-STAR MANAGEMENT CORPORATION

By:
Name:	Linjun Guo
Title:	Director

Annex E-20

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Holder:

Name of Holder:

By:

Name:

Number of Restricted Securities of Holder:

Address for Notice:

Address:

Facsimile No:

Telephone No:

Email:

Annex E-21

Annex F

Fairness Opinion Related to the Purchase of Gamehaus Inc. by Golden Star Acquisition Corporation

September 16, 2023

Board of the Directors

Golden Star Acquisition Corporation.

99 Hudson Street, 5th Floor,

New York, NY 10013

Members of the Board of Directors:

Golden Star Acquisition Corporation. (the “Company” or “Golden Star”) has engaged CHFT Advisory and Appraisal Limited. (“CHFT”), to serve to the board of directors (the “Board of Directors”) of the Company to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the Company of the consideration in the contemplated transaction described below (the “Proposed Transaction”).

Background of the Proposed Transaction

We understand that Golden Star intends to enter into a Business Combination Agreement (the “Agreement”) and plan of merger.

We understand that the Agreement is to be made and entered into by and among (i) Golden Star ("Purchaser”), (ii) representative for Purchaser and the shareholders of Purchaser (“Purchaser Representative”), (iii) Gamehaus Holdings Inc., a wholly-owned subsidiary of Gamehaus Inc (“Pubco”), (iv) Gamehaus 1 Inc., a wholly owned subsidiary of Pubco (“First Merger Sub”), (v) Gamehaus 2 Inc., a wholly-owned subsidiary of Pubco (“Second Merger Sub”), and (vi) Gamehaus Inc (the “Target” or “Gamehaus”).

Pursuant to the Agreement, (a) First Meger Sub will merge with and into Gamehaus (the "First Merge"), with Gamehaus surviving the First Merger as a wholly-owned subsidiary of Pubco and the outstanding shares of Gamehaus being converted into the right to receive shares of Pubco; and (b) Second Merger Sub will merge with and into Purchaser (the “Second Merger”, and together with the First Merger, the “Mergers”), with Purchaser surviving the Second Merger as a wholly-owned subsidiary of Pubco.

Under the Agreement, the aggregate merger consideration amount to be paid to the sellers, who collectively own 100% of the issued and outstanding shares of Gamehaus, is five hundred million U.S. Dollars ($500,000,000) (the “Consideration”), which will be paid in newly issued ordinary shares of Pubco.

Annex F-1

Scope of Analysis

In connection with this Opinion, CHFT has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. CHFT also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general. CHFT’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	Gamehaus’ management account under non-U.S. GAAP for the calendar years ended December 31, 2021, and December 31, 2022;

b.	Audited Financial information in accordance with U.S. GAAP for Gamehaus for the fiscal years ended June 30, 2022 and June 30, 2023;

c.	Contracts of Gamehaus with major developer partners, suppliers, and distribution channels;

d.	Other internal documents relating to the history, current operations, and probable future outlook of Gamehaus made available to CHFT by Gamehaus and Company, including financial projections for the year ended June 30, 2024, prepared by the management of Gamehaus relating to Gamehaus (the “Projections”); and

e.	A draft of the Business Combination Agreement.

2.	Discussed with various members of senior management of Gamehaus and Company, concerning historical and current operations, financial conditions and Projections of Gamehaus;

3.	Discussed with senior management of the Company concerning the background and other elements of the Proposed Transaction;

4.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including an analysis of comparable public companies that CHFT deemed relevant and an analysis of comparable transactions that CHFT deemed relevant; and

5.	Conducted such other analyses and considered such other factors as we considered appropriate in rendering this Opinion.

Annex F-2

Assumptions, Qualifications and Limiting Conditions

In our review and analysis and in rendering this Opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy, completeness and fair presentation of all financial and other information that was provided to us by the Company, Target or that was publicly available to us. This Opinion is expressly conditioned upon such information being complete, accurate and fair in all respects material to our analysis.

We have further relied upon the assurance of management of the Target and Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. Our analyses were based, among other things, on the Projections of the Target furnished to us by senior management of the Target and Company. With respect to the Projections, we note that projecting future results of any company is inherently subject to uncertainty. We express no opinion as to the Projections or the assumptions on which they are based. In addition, in rendering this Opinion, we have assumed that the Projections have been reasonably prepared by management and reflect management’s best currently available estimates and good faith judgment of the future competitive, operating and regulatory environment and related financial performance of the Target, and that the Projections and the assumptions derived therefrom provide a reasonable basis for our opinion. Although the Projections did not form the principal basis for our opinion, but rather constituted one of many items that we employed, changes to the Projections could affect the opinion rendered herein.

We have prepared this Opinion as of the date hereof. This Opinion is necessarily based on financial, economic, market and other conditions as they exist on and the information made available to us as of the date hereof. Although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm this Opinion.

In our review, we did not obtain or receive any independent evaluation or appraisal of the assets or liabilities of, nor did we conduct a comprehensive physical inspection of any of the assets of, the Target, nor have we been furnished with any such evaluations or appraisals or reports of such physical inspections, nor do we assume any responsibility to obtain any such evaluations, appraisals or inspections. Our opinion is based on financial, economic, regulatory, market and other conditions existing. We have made no independent investigation of any legal or accounting matters affecting the Target.

In rendering this Opinion, we have also assumed that: (i) the final versions of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed; (ii) in all respects material to our analysis that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Proposed Transaction will be satisfied without waiver thereof which would affect the amount or timing of receipt of the Consideration; (iii) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Agreement be, any default, or event of default, under any indenture, credit agreement or other material agreement or instrument to which the Company or any of its subsidiaries or affiliates is a party; and (iv) all material assets and liabilities of the Target were as set forth in the consolidated financial statements provided to us by the Company as of the respective dates of such financial statements.

In addition, we were not requested to and did not provide advice concerning the structure, the specific amount of the consideration, or any other aspects of the Proposed Transaction, or to provide services other than the delivery of this Opinion. We did not participate in negotiations with respect to the terms of the Proposed Transaction and related transactions. Consequently, we have assumed that such terms are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to such Proposed Transaction.

Annex F-3

It is understood that our opinion is solely for the use and benefit of the Board of Directors of the Company in its consideration of the Proposed Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Agreement as compared to any alternative transactions that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Proposed Transaction or the terms of the Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of ordinary shares of Company should vote or act on any matter relevant to the Agreement. Our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent. Notwithstanding the foregoing, if required by law, our opinion may be included in the Company’s proxy statement or similar disclosure document with respect to the Proposed Transaction.

Disclosure of Relationships

CHFT will receive a customary fee for the services pursuant to the engagement letter, which will be payable upon delivery of this Opinion. The Company has agreed to indemnify CHFT against certain liabilities arising out of or in connection with the services rendered and to be rendered by CHFT under such engagement letter. CHFT will not receive any other significant payment or compensation contingent upon the successful consummation of the business combination. During the two-year period prior to the date of this Opinion, no material relationship existed between CHFT or its affiliate or unaffiliated representatives and Company or any of its affiliates pursuant to which compensation was received by CHFT. CHFT may seek to provide valuation and consultancy services to the Company, or its respective affiliates in the future, for which CHFT would seek customary compensation. However, any such future relationship is not contemplated.

CHFT is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs, restructurings, securities offerings in both private and public capital markets and valuations for corporate and other purposes.

Conclusion

Based upon and subject to the foregoing, and in reliance thereon, CHFT is of the opinion that as of the date hereof the Consideration being paid in the Proposed Transaction is fair from a financial point of view to the Company.

Yours faithfully,

CHFT Advisory and Appraisal Limited

Annex F-4

Annex G

Gamehaus Holdings Inc.,

2023 EQUITY INCENTIVE PLAN

1. Purposes of the Plan. The purposes of this Plan are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants and to promote the success of the Company’s business.

2. Definitions. The following definitions shall apply as used herein and in the individual Award Agreements except as defined otherwise in an individual Award Agreement. In the event a term is separately defined in an individual Award Agreement, such definition shall supersede the definition contained in this Section 2.

(a) “Administrator” shall refer to the Board or the Committee, as applicable. The Administrator may delegate its duties and powers under this 2023 Plan in whole or in part to a person or a board committee designated by it in accordance with Applicable Law and the M&A.

(b) “Affiliate” means (a) with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person; and (b) in the case of an individual, shall include his/her parents, spouse, children (and their spouses, if any), siblings (and their spouses, if any), and other immediate family members, or any Person Controlled by any of the aforesaid individuals.

(c) “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable laws, regulations, rules, federal securities laws, state corporate and securities laws, the rules of any applicable stock exchange or national market system, the U.S. Code, and the laws, regulations, orders or rules of any jurisdiction applicable to the Awards granted to residents therein or the Grantees receiving such Awards, including but not limited to the respective applicable laws of the People’s Republic of China and of the Cayman Islands.

(d) “Award” means, individually or collectively, the grant of an Option, SAR, Dividend Equivalent Right, Restricted Share, Restricted Share Unit or other right or benefit under the Plan.

(e) “Award Agreement” means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

(f) “Board” means the board of directors of the Company.

(g) “Business Combination Agreement” means the Business Combination Agreement dated [DATE], 2023, by and among the Company, Golden Star Acquisition Corporation, G-Star Management Corporation, Gamehaus 1 Inc., Gamehaus 2 Inc. and Gamehaus Inc., and as amended, restated and/or supplemented from time to time.

Annex G-1

(h) “Cause” means, in the determination of the Administrator, the Grantee’s: (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity (economical or reputational), (ii) commitment in an act of theft, embezzlement, fraud, or a breach of trust, (iii) breach of a fiduciary duty, or commission of a crime (other than minor traffic violations or similar offenses), (iv) material violation of any Applicable Laws or securities laws, (v) any intentional act in a manner detrimental to the reputation, business operation, assets, or market image of the Company or any Related Entity, (vi) negligence in performing, or refusal to perform, any major duties to the Company or a Related Entity, or material violation of any code of conduct, rules, regulations, or policies of the Company or a Related Entity, or (vii) any intentional misconduct or any breach of any labor contract (employment agreement), non-disclosure obligation, non-competition obligation, non-solicitation obligation or other agreement between the Grantee and the Company or a Related Entity.

(i) “Committee” shall mean a compensation committee of the Board or another board committee designated by the Board to administer this 2023 Plan.

(j) “Company” means Gamehaus Holdings Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands.

(k) “Consultant” means any person (other than an Employee or a Director, solely with respect to rendering services in such person’s capacity as an Employee or Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(l) “Continuous Service” means that the provision of services to the Company or a Related Entity in any capacity of an Employee, Director or Consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws. A Grantee’s Continuous Service shall be deemed to have terminated either upon an actual termination of Continuous Service or upon the entity for which the Grantee provides services ceasing to be a Related Entity. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement); provided that, in case any approved leave of absence is of a period longer than thirty (30) days or a longer period set forth under the Award Agreement (the “Long Leave”), the Administrator may at its sole discretion determined that the vesting schedule with respect to the Award granted to such Employee, Director or Consultant shall suspend during such Long Leave and resume upon the termination of the Long Leave, and shall be expended by the length of the suspension. An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.

(m) “Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided, that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person.

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(n) “Director” means a member of the Board or the board of directors of any Related Entity.

(o) “Disability” means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

(p) “Dividend Equivalent Right” means a right entitling the Grantee to compensation measured by dividends paid with respect to Ordinary Shares.

(q) “Employee” means any person, including a Director, who is in the employment of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. The payment of a Director’s fee to a Director or consulting fee to a Consultant by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company or the Related Entity.

(r) “Fiscal Year” means the fiscal year of the Company.

(s) “Fair Market Value” means, with respect to any property (including, without limitation, any Shares or other securities) the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Administrator; provided, however,

(i) If the Shares of the Company are listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sale price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable. If the determination date for the Fair Market Value occurs on a non-Trading Day (i.e., a weekend or holiday), the Fair Market Value will be such price on the immediately preceding Trading Day, unless otherwise determined by the Administrator;

(ii) If the Shares of the Company are regularly quoted by a recognized securities dealer but selling prices are not reported, or if the Shares are quoted on the Over-the-Counter (OTC) market, be that the OTCQB, OTCBB or Pink Sheets, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Shares on the day of determination, as reported in The Wall Street Journal, the OTC, or such other source as the Administrator deems reliable. If the determination date for the Fair Market Value occurs on a non-Trading Day (i.e., a weekend or holiday), the Fair Market Value will be such price on the immediately preceding Trading Day, unless otherwise determined by the Administrator; or

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(iii) For purposes of any Awards granted on the Registration Date, the Fair Market Value will be the initial price to the public as set forth in the final prospectus included within the registration statement filed with the Securities and Exchange Commission for the initial public offering of the Shares.

(t) “Grantee” means an Employee, Director, or Consultant who receives an Award under the Plan.

(u) “Incentive Stock Option” shall mean a stock option granted pursuant to the Plan that by its terms qualifies and is otherwise intended to qualify as an incentive stock option within the meaning of Section 422 of the U.S. Code.

(v) “M&A” means the currently effective memorandum and articles of association of the Company, as amended from time to time.

(w) “Ordinary Share” means the Company’s Class A ordinary shares of a par value of US$0.0001 each.

(x) “Option” means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

(y) “Parent” means any company (other than the Company) in an unbroken chain of companies ending with the Company, if each of the companies (other than the Company) owns or Controls stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other companies in such chain. A company that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(z) “Person” means any individual, corporation, partnership, limited partnership, limited liability company, firm, joint venture, estate, trust, unincorporated organization, association, enterprise, institution, public benefit corporation, entity or governmental or regulatory authority or other entity of any kind or nature.

(aa) “Plan” means this 2023 Equity Incentive Plan.

(bb) “Registration Date” means the effective date of the first registration statement that is filed by the Company and declared effective pursuant to Section 12(b) of the Exchange Act, with respect to any class of the Company’s securities.

(cc) “Related Entity” means any Parent or Subsidiary or Affiliate of the Company and any business, corporation, partnership, limited liability company or other entity in which the Company or a Parent or a Subsidiary or an Affiliate of the Company holds a substantial ownership interest, directly or indirectly.

(dd) “Restricted Share” means a Share issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

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(ee) “Restricted Share Units” means an Award which may be earned in whole or in part upon the passage of time or the attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

(ff) “SAR” means a share appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Ordinary Shares.

(gg) “Share” means an Ordinary Share of the Company.

(hh) “Spin-off Transaction” means a distribution by the Company to its shareholders of all or any portion of the securities of any Subsidiary of the Company.

(ii) “Subsidiary” means with respect to a specific entity, (i) any entity (x) more than fifty percent (50%) of whose shares or other interests entitled to vote in the election of directors or (y) more than a fifty percent (50%) interests in whose profits or capital, are owned or Controlled directly or indirectly by the subject entity or through one (1) or more Subsidiaries of the subject entity; (ii) any entity whose assets, or portions thereof, are consolidated with the net earnings of the subject entity and are recorded on the books of the subject entity for financial reporting purposes in accordance with U.S. GAAP; or (iii) any entity with respect to which the subject entity has the power to otherwise direct the business and policies of that entity directly or indirectly through another Subsidiary.

(jj) “Trading Day” means a day that the primary stock exchange (or share exchange), national market system, or other trading platform, as applicable, upon which the Shares are listed (or otherwise trades regularly, as determined by the Administrator, in its sole discretion) is open for trading.

(kk) “U.S. Code” means the U.S. Internal Revenue Code of 1986, as amended.

3. Shares Subject to the Plan.

(a) The Shares to be issued pursuant to the Awards under this Plan shall be authorized, but unissued Ordinary Shares.

(b) Subject to adjustment upon changes in capitalization of the Company as provided in Section 10 and the automatic increase set forth in Section 3(d), the maximum aggregate number of Shares that may be subject to Awards and sold under the Plan shall be [ ], which equal to seven percent (7%) of the aggregate number of Ordinary Shares issued and outstanding immediately after the Closing (as defined in the Business Combination Agreement).

(c) Any Shares covered by an Award (or portion of an Award) which is forfeited, canceled or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested Shares are forfeited or repurchased by the Company, such Shares shall become available for future grant under the Plan. To the extent not prohibited by the Applicable Law and the listing requirements of the applicable stock exchange or national market system on which the Ordinary Shares are traded, any Shares covered by an Award which are surrendered (i) in payment of the Award exercise or purchase price or (ii) in satisfaction of tax withholding obligations incident to the exercise of an Award shall be deemed not to have been issued for purposes of determining the maximum number of Shares which may be issued pursuant to all Awards under the Plan, unless otherwise determined by the Administrator.

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(d) In the absence of an established market for the Shares, the Fair Market Value will be determined in good faith by the Administrator after taking into account such factors as the Administrator shall deem appropriate.

(e) Subject to adjustment upon changes in capitalization of the Company as provided in Section 10, the number of Shares available for issuance under this 2023 Plan will be increased on the first day of each Fiscal Year beginning with the 2024 Fiscal Year, in an amount equal to lesser of (a) a number equal to six percent (6%) of the aggregate number of Ordinary Shares outstanding on the last day of the immediately preceding Fiscal Year and (b) such number of Shares as is determined by the Administrator.

4. Administration of the Plan.

(a) Plan Administrator.

(i) Administration. The Plan shall be administered by the Administrator.

(ii) Administration Errors. In the event an Award is granted in a manner inconsistent with the provisions of this subsection (a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws and approved by the Administrator.

(b) Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

(i) to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

(ii) to determine whether and to what extent Awards are granted hereunder;

(iii) to determine the type and the number of Awards to be granted, the number of Shares and the amount of consideration to be covered by each Award granted hereunder;

(iv) to approve forms of Award Agreements for use under the Plan, to amend terms of the Award Agreements;

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(v) to determine or alter the terms and conditions of any Award granted hereunder (including without limitation the vesting schedule and exercise price set forth in the Notice of Stock Option Award and the Award Agreements);

(vi) to amend the terms of any outstanding Award granted under the Plan, provided that any amendment that would adversely affect the Grantee’s rights under an outstanding Award in material aspects shall not be made without the Grantee’s written consent;

(vii) to construe and interpret the terms of the Plan and Awards, including without limitation, any notice of award or Award Agreement, granted pursuant to the Plan;

(viii) to establish, prescribe, amend and rescind rules and terms of or relating to the Plan, including rules and terms relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws;

(ix) to determine the Fair Market Value;

(x) to execute on behalf of the Company any instrument required to effect the grant of an Award;

(xi) to require a Grantee to provide representation or evidence that any currency used to pay the exercise price of any Award was legally acquired and taken out of the jurisdiction in which the Grantee resides in accordance with the Applicable Laws;

(xii) to correct any defect, omission or inconsistency in the Plan or any Award Agreement; and

(xiii) to take such other action, not inconsistent with the terms of the Plan and the Applicable Laws, as the Administrator deems appropriate.

(c) Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or Employees of the Company or a Related Entity, members of the Board and any Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by Applicable Law and in the manner approved by the Administrator, on an after-tax basis, against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such Person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such Person shall offer to the Company, in writing, the opportunity at the Company’s expense to defend the same.

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5. Eligibility. Awards may be granted to Employees, Directors and Consultants. An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards.

6. Terms and Conditions of Awards.

(a) Types of Awards. The Administrator is authorized under the Plan to grant an Award to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) cash or (iii) an Option, a SAR or similar right with a fixed or variable price which may be related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, Options, SARs, sales or bonuses of Restricted Shares, Restricted Share Units, Dividend Equivalent Rights or other types of awards approved by the Administrator, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

(b) Designation of Award. Each Award shall be designated in the Award Agreement.

(c) Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria, while the identities of Grantees and the number of Shares to be covered by such Award shall be determined by the Administrator. Each Award shall be subject to the terms of an Award Agreement approved by the Administrator. The performance criteria established by the Administrator may be based on any one of, or combination of, the following: (i) increase in share price, (ii) earnings per share, (iii) total shareholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) cash flow, (xiii) revenue, (xiv) expenses, (xv) earnings before interest, taxes and depreciation, (xvi) economic value added and (xvii) market share. The performance criteria may be applicable to the Company, Related Entities and/or any individual business units of the Company or any Related Entity. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.

(d) Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, share purchase, asset purchase or other form of transaction.

(e) Deferral of Award Payment. The Administrator may establish one or more programs under the Plan to permit Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award (other than an Award held by a U.S. taxpayer), satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

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(f) Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

(g) Early Exercise. The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Employee, Director or Consultant to exercise any part or all of the Award prior to full vesting of the Award, subject to compliance with the Applicable Laws and approval by the Administrator. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate. If the Grantee who Early Exercises the Option is a US taxpayer, the Administrator may require the Grantee to make an election under Section 83(b) of the U.S. Code (the “Section 83(b) Election”) within 30 days following the date of Early Exercise, and the Grantee shall provide to the Company a copy of the timely filed Section 83(b) Election.

(h) Term of Award. The term of each Award shall be the term stated in the Award Agreement. Notwithstanding the foregoing, the specified term of any Award shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Award.

(i) Post-Termination Exercises. The Administrator shall establish and set forth in each Award Agreement that evidences an Award whether an Award shall continue to be exercisable, and the terms and conditions of such exercise, after the Grantee’s Continuous Service is terminated, any of which provisions may be waived or modified by the Administrator at any time.

(j) Transferability of Awards. Subject to the Applicable Laws, Awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the Grantee, only to the extent and in the manner approved by the Administrator. Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee’s Award in the event of the Grantee’s death on a beneficiary designation form provided by the Administrator.

(k) Time of Granting Awards. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other date as is determined by the Administrator.

7. Award Exercise or Purchase Price, Consideration and Taxes.

(a) Exercise or Purchase Price. The exercise or purchase price, if any, for an Award shall be determined by the Administrator.

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Notwithstanding the foregoing provisions of this Section 7(a), in the case of an Award issued pursuant to Section 6(d), above, the exercise or purchase price for the Award shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such Award.

(b) Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator. In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

(i) cash;

(ii) check;

(iii) if the exercise or purchase occurs on or after the Registration Date and to the extent permitted by the Administrator, surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised;

(iv) with respect to Options, if the exercise occurs on or after the Registration Date, payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction; or

(v) any combination of the foregoing methods of payment.

The Administrator may at any time or from time to time, by adoption of or by amendment to the standard forms of Award Agreement described in Section 4(b)(iv), or by other means, grant Awards which do not permit all of the foregoing forms of consideration to be used in payment for the Shares or which otherwise restrict one or more forms of consideration.

(c) Taxes. No Shares shall be delivered under the Plan to any Grantee or other Person until such Grantee or other Person has made arrangements acceptable to the Administrator for the satisfaction of any income and employment tax withholding obligations under any Applicable Laws. The Grantee shall be responsible for all taxes associated with the receipt, vest, exercise, transfer and disposal of the Awards and the Shares. Upon exercise of an Award, the Company and/or the Related Entity which is an employer of the Grantee shall have the right to withhold or collect from Grantee an amount sufficient to satisfy such tax obligations.

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8. Exercise of Award.

(a) Procedure for Exercise.

(i) Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

(ii) An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the Person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7(b)(iv).

(b) No Exercise in Violation of Applicable Law.

Notwithstanding the foregoing, regardless of whether an Award has otherwise become exercisable, the Award shall not be exercised if the Administrator (in its sole discretion) determines that an exercise would violate any Applicable Laws. Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws (including all relevant filings, approvals and registrations (if any) required under the laws of People’s Republic of China with respect to the exercise of such Award, including without limitation, those required with the PRC State Administration of Foreign Exchange).

9. Conditions Upon Issuance of Shares.

(a) Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, the M&A and the relevant Award Agreement, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) As a condition to the exercise of an Award, the Company may require the Person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

(c) As a condition to the exercise of an Award, the Grantee shall grant a power of attorney to the Administrator or any Person designated by the Administrator to exercise the voting rights with respect to the Shares and the Company may require the Person exercising such Award to acknowledge and agree to be bound by the provisions of the then effective M&A and other documents of the Company in relation to the Shares (if any), as if the Grantee is a holder of Ordinary Shares thereunder.

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10. Adjustments Upon Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Award, the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, the maximum number of Shares with respect to which Awards may be granted to any Grantee in any Fiscal Year, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a share split, reverse share split, share dividend, combination or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other transaction with respect to Ordinary Shares including a corporate merger, consolidation, acquisition of property or equity, separation (including a spin-off or other distribution of shares or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Administrator and its determination shall be final, binding and conclusive. Except as the Administrator determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award. In the event of a Spin-off Transaction, the Administrator may in its discretion make such adjustments and take such other action as it deems appropriate with respect to outstanding Awards under the Plan, including but not limited to: (i) adjustments to the number and kind of Shares, the exercise or purchase price per Share and the vesting periods of outstanding Awards, (ii) prohibit the exercise of Awards during certain periods of time prior to the consummation of a Spin-off Transaction, or (iii) the substitution, exchange or grant of Awards to purchase securities of the Subsidiary; provided that the Administrator shall not be obligated to make any such adjustments or take any such action hereunder.

11. Effective Date and Term of Plan. The Plan shall become effective upon the later to occur of (a) its adoption by the Board, and (b) the earlier to occur of (x) the time as of immediately prior to the Effective Time (as defined in the Business Combination Agreement) and (y) the business day immediately prior to the Registration Date (the “Effective Date”). No Award shall be granted under this 2023 Plan after the tenth anniversary of the Effective Date. However, unless otherwise expressly provided in this 2023 Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Administrator to amend, alter, adjust, suspend, discontinue, or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend this 2023 Plan, shall extend beyond such date.

12. Amendment, Suspension or Termination of the Plan.

(a) The Board may at any time amend (including extend the term of the Plan), suspend or terminate the Plan; provided, however, that no such amendment, suspension or termination shall be made without the approval of the Company’s shareholders to the extent such approval is required by Applicable Laws or if such amendment would change any of the provisions of this Section 12(a).

(b) No Award may be granted during any suspension of the Plan or after termination of the Plan.

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(c) Unless otherwise determined by the Administrator in good faith, the suspension or termination of the Plan shall not materially adversely affect any rights under Awards already granted to a Grantee.

13. Reservation of Shares.

(a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

14. No Effect on Terms of Employment/Consulting Relationship. The Plan shall not confer upon any Grantee any right with respect to the Grantee’s Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Grantee’s Continuous Service at any time, with or without Cause, and with or without notice. The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee’s Continuous Service has been terminated for Cause for the purposes of this Plan.

15. No Effect on Retirement and Other Benefit Plans. Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a “Retirement Plan” or “Welfare Plan” under the Employee Retirement Income Security Act of 1974, as amended.

16. Vesting Schedule. The Awards to be issued to any Grantee under the Plan shall be subject to the vesting schedule as specified in the Award Agreement of such Grantee. The Administrator shall have the right to adjust the vesting schedule of the Awards granted to any Grantees.

17. Unfunded Obligation. Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Related Entity and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee’s creditors in any assets of the Company or a Related Entity. The Grantees shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

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18. Holding Company, Trustee, etc. Notwithstanding anything to the contrary in this Plan, any Award Agreement, any notice of award or the terms on which any Award is granted or vested, any underlying Share of the Awards may, at the Administrator’s own discretion, be held by one or more holding companies or trustees or other nominees (collectively, the “Trustees”) as designated by the Administrator for the Grantees, and the Plan may be implemented and administrated by the Administrator through the Trustees.

19. Entire Plan. This Plan, the individual Award Agreements and notices of issuance of the Awards, together with all the exhibits hereto and thereto, constitute and contain the entire stock incentive plan and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, memorandum, duties or obligations between the parties respecting the subject matter hereof.

20. Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

21. Non-Uniform Treatment. The Administrator’s determinations under the Plan need not be uniform and may be made by it selectively among the Grantees. Without limiting the generality of the foregoing, the Administrator will be entitled to make non-uniform and selective determinations, amendments and adjustments and to enter into non-uniform and selective Award Agreements.

22. No Fractional Shares. No fractional Shares will be issued or delivered pursuant to the Plan. Except as otherwise provided in the Plan or applicable Award Agreement, the Administrator will determine whether cash, additional Awards or other securities or property will be issued or paid in lieu of fractional Shares or whether any fractional Shares should be rounded, forfeited or otherwise eliminated.

23. Forfeiture Events. The Administrator may specify in an Award Agreement that the Grantee’s rights, payments, and benefits with respect to an Award will be subject to the reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, without limitation, termination of such Grantee’s status as an Employee, Director and/or Consultant for cause or any specified action or inaction by the Grantee, whether before or after such termination of employment and/or other service, that would constitute cause for termination of such Grantee’s status as an Employee, Director and/or Consultant. Notwithstanding any provisions to the contrary under this Plan, all Awards granted under the Plan will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition under any clawback policy adopted by the Company and in effect as of the date of grant or any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Laws (the “Clawback Policy”). The Administrator may require the Grantee to forfeit, return or reimburse the Company all or a portion of the Award and any amounts paid thereunder pursuant to the terms of the Clawback Policy or as necessary or appropriate to comply with Applicable Laws, including without limitation any reacquisition right regarding previously acquired Shares or other cash or property. Unless this Section 23 specifically is mentioned and waived in an Award Agreement or other document, no recovery of compensation under a Clawback Policy or otherwise will constitute an event that triggers or contributes to any right of the Grantee to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company or any Related Entity.

Annex G-14

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s amended and restated memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud, willful neglect, willful default, or the consequences of committing a crime. Pubco’s amended and restated memorandum and articles of association provides that, subject to certain limitations, Pubco will indemnify its directors and officers against all expenses, including legal fees, and against all judgments, fines, and amounts paid in settlement and reasonably incurred in connection with legal, administrative, or investigative proceedings. Such indemnity shall not apply if the person acted in willful neglect, in willful default, or fraudulently.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit No.	Description
2.1**#	Business Combination Agreement, dated as of September 16, 2023 (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex A)
3.1**	Memorandum and Articles of Association of Pubco
3.2**	Form of Amended and Restated Memorandum and Articles of Association of Pubco (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex B)
3.3	Amended and Restated Memorandum and Articles of Association of Golden Star (incorporated by reference to Exhibit 3.1 of Golden Star’s Form 8-K filed with the SEC on May 4, 2023)
4.1	Specimen Unit Certificate of Golden Star (incorporated by reference to Exhibit 4.1 of Golden Star’s Form S-1 filed with the SEC on December 9, 2021)
4.2	Specimen Ordinary Share Certificate of Golden Star (incorporated by reference to Exhibit 4.2 of Golden Star’s Form S-1 filed with the SEC on December 9, 2021)
4.3	Specimen Right Certificate of Golden Star (incorporated by reference to Exhibit 4.4 of Golden Star’s Form 8-K filed with the SEC on December 9, 2021)
5.1*	Opinion of Ogier
8.1*	Tax opinion of Wilson Sonsini Goodrich & Rosati
10.1	Letter Agreement, dated May 1, 2023, by and among Golden Star, its initial shareholders, directors, and officer (incorporated by reference to Exhibit 10.1 of Golden Star’s Form 8-K filed with the SEC on May 4, 2023)
10.2	Investment Management Trust Agreement, dated May 1, 2023, by and between Golden Star and Wilmington Trust, N.A., as trustee (incorporated by reference to Exhibit 10.2 of Golden Star’s Form 8-K filed with the SEC on May 4, 2023)
10.3	Administrative Support Agreement, dated May 1, 2023, by and between Golden Star and G-Star Management Corporation (incorporated by reference to Exhibit 10.6 of Golden Star’s Form 8-K filed with the SEC on May 4, 2023)
10.4	Registration Rights Agreement, dated as of May 1, 2023, by and between Golden Star and certain securityholders (incorporated by reference to Exhibit 10.3 of Golden Star’s Form 8-K filed with the SEC on May 4, 2023)
10.5	Indemnity Agreement, dated as of February 19, 2020, by and between Golden Star and its officers and directors (incorporated by reference to Exhibit 10.5 of Golden Star’s Form 8-K filed with the SEC on May 4, 2023)
10.6	Private Placement Unit Purchase Agreement, dated as of May 1, 2023 between Golden Star and G-Star Management Corporation (incorporated by reference to Exhibit 10.4 of Golden Star’s Form 8-K filed with the SEC on March 4, 2023)

10.7	Securities Purchase Agreement, dated August 11, 2021, between Golden Star and G-Star Management Corporation (incorporated by reference to Exhibit 10.5 of Golden Star’s Form S-1 filed with the SEC on December 9, 2021)
10.8**	Form of Exclusive Game License Agreements by and between Gamehaus Inc. and its developer partners
21.1**	List of Subsidiaries of Pubco Post-Business Combination
23.1*	Consent of UHY LLP
23.2*	Consent of Audit Alliance LLP
23.3*	Consent of Ogier (included in Exhibit 5.1)
23.4*	Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 8.1)
23.5**	Consent of CHFT Advisory and Appraisal, Ltd.
23.6**	Consent of JunHe LLP
23.7*	Consent of Jun He Law Offices
99.1**	Form of Proxy for Extraordinary General Meeting of Shareholders of Golden Star Acquisition Corporation (included as Annex C to the proxy statement/prospectus)
99.2**	Consent of Yimin Cai to be Named as a Director
99.3**	Consent of Ling Yan to be Named as a Director
99.4**	Consent of Xi Yan to be Named as a Director
99.5**	Consent of Yan Gong to be Named as a Director
99.6**	Consent of Lei Zhu to be Named as a Director
99.7**	Consent of Kenneth Lam to be Named as a Director
99.8**	Consent of Frost & Sullivan (Beijing) Inc., Shanghai Branch Co.
99.9**	CHFT Advisory and Appraisal, Ltd. Fairness Opinion (attached to the proxy statement/prospectus which forms a part of this registration statement as Annex F)
107**	Filing fee table

*	Filed herewith
**	Previously filed

#	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference. into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)	That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shanghai, the People’s Republic of China, on May 6, 2024.

GAMEHAUS HOLDINGS INC.

By:	/s/ Yimin Cai
Name:	Yimin Cai
Title:	Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacity and on the dates indicated.

Name	Title	Date

/s/ Yimin Cai	Chief Executive Officer and Director	May 6, 2024
Yimin Cai	(Principal Executive Officer)

/s/ Ling Yan	Chief Financial Officer and Director	May 6, 2024
Ling Yan	(Principal Accounting and Financial Officer)

/s/ Feng Xie	Chairman of Board of Directors and Director	May 6, 2024
Feng Xie

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act, the undersigned, the duly undersigned representative in the United States of Gamehaus Holdings Inc., has signed this registration statement on May 6, 2024.

Cogency Global Inc.
Authorized U.S. Representative

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.